UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing
JUL 11 2018
Washington, DC

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☒

UNIFLEX AB (PUBL)
(Name of Subject Company)

N.A.
(Translation of Subject Company's Name into English (if applicable))

Sweden
(Jurisdiction of Subject Company's Incorporation or Organization)

Poolia AB (publ)
(Name of Person(s) Furnishing Form)

Shares of Class B
(Title of Class of Subject Securities)

SE0001283607 (ISIN)
(CUSIP Number of Class of Securities (if applicable))

Kent Thudén
Uniflex AB (publ)
Arenavägen 57
P.O. Box 7014
121 07 Stockholm- Globen
Sweden
+46 8 555 368 00

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

Morten Werner
Poolia AB (publ)
Kungsgatan 57 A
P.O. Box 207

Carl-Johan Pousette
Hammarskiöld & Co
Skeppsbron 42, P.O Box 2278
103 17 Stockholm

Sebastian R. Sperber, Esq.
Cleary Gottlieb Steen & Hamilton LLP
2 London Wall Place
London EC2Y 5AU

101 24 Stockholm Sweden +46 8 555 650 00	**Sweden +46 8 578 450 00**	**United Kingdom +44 20 7614 2200**

July 26, 2018 (date of extraordinary general meeting of shareholders)
(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)

Exhibit	Description
99.1.	Information to the Shareholders of Poolia AB (publ) ("Poolia") and Uniflex AB (publ) ("Uniflex") regarding the Merger Between the Two Companies, dated July 10, 2018 (the "Merger Document")

(b)

Not applicable.

Item 2. Informational Legends

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, is included in Exhibit 99.1.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)

Not applicable.

(2)

Exhibit	Description
99.2.	Annual report for the fiscal year ended December 31, 2017 of Uniflex (limited to those sections and pages indicated on page 90 of the Merger Document)
99.3.	Interim report for the quarter ended March 31, 2017 of Uniflex (limited to those sections and pages indicated on page 90 of the Merger Document)
99.4.	Annual report for the fiscal year ended December 31, 2016 of Uniflex (limited to those sections and pages indicated on page 90 of the Merger Document)
99.5.	Annual report for the fiscal year ended December 31, 2015 of Uniflex (limited to those sections and pages indicated on page 90 of the Merger Document)
99.6.	Annual report for the fiscal year ended December 31, 2017 of Poolia (limited to those sections and pages indicated on page 90 of the Merger Document)
99.7.	Interim report for the quarter ended March 31, 2017 of Poolia (limited to those sections and pages indicated on page 90 of the Merger Document)
99.8.	Annual report for the fiscal year ended December 31, 2016 of Poolia (limited to those sections and pages indicated on page 90 of the Merger Document)
99.9.	Annual report for the fiscal year ended December 31, 2015 of Poolia (limited to those sections and pages indicated on page 90 of the Merger Document)

(3)

Not applicable.

PART III — CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X has been filed by Poolia concurrently with the filing of this Form CB on July 11, 2018.

PART IV — SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

POOLIA AB (PUBL)

Name: Morten Werner
Title: Chief Executive Officer
Date: July 11, 2018

POOLIA

INFORMATION TO THE SHAREHOLDERS OF POOLIA AB (PUBL) AND UNIFLEX AB (PUBL) REGARDING THE MERGER BETWEEN THE COMPANIES

This is a translation of the original information document in Swedish. In the event of any differences between the translation and the original information document in Swedish, the Swedish version shall prevail. This document describes the merger between Poolia AB (publ) ("**Poolia**") and Uniflex AB (publ) ("**Uniflex**"). The information document comprises several parts – this document, Poolia's annual reports for the 2015, 2016 and 2017 financial years, Poolia's unaudited interim reports for the periods January–March 2017 and January–March 2018, Uniflex' annual reports for the 2015, 2016 and 2017 financial years and Uniflex' unaudited interim reports for the periods January–March 2017 and January–March 2018. To obtain Poolia's and Uniflex' annual reports and interim reports, and thereby together with this document to obtain the complete information document regarding the merger, contact the companies' head offices and the companies' websites, www.poolia.com and www.uniflexgroup.com. The documents can also be ordered free of charge from Poolia on telephone +46 8 555 650 00 or from Uniflex on telephone +46 8 555 368 00, or downloaded from Skandinaviska Enskilda Banken AB (publ)'s website www.sebgroup.com/prospectuses.

SEB

IMPORTANT INFORMATION

In this document, the "**Company**", the "**Group**" or "**Poolia**" mean, depending on the context, Poolia AB (publ), corporate registration number 556447-9912, (a Swedish public limited liability company) or the group in which Poolia AB (publ) is the parent company. "**Uniflex**" means, depending on the context, Uniflex AB (publ), corporate registration number 556462-0887, (a Swedish public limited liability company) or the group in which Uniflex AB (publ) is the parent company. The "**Merged Company**" means the merged company which will be the result of the merger between Poolia and Uniflex in accordance with the merger plan adopted by the Boards of Directors of Poolia and Uniflex on 4 June 2018 (the "**Merger Plan**") (the "**Merger**").

Skandinaviska Enskilda Banken AB (publ) ("**SEB**") is acting as financial adviser to both Poolia and Uniflex in connection with the proposed Merger. SEB Corporate Finance and BDO Corporate Finance have provided the Boards of Directors of Poolia and Uniflex with Fairness Opinions regarding the exchange ratio.

All financial figures are in Swedish kronor ("**SEK**") unless otherwise stated. "**SEK '000**" indicates thousands of SEK and "**SEK million**" indicates millions of SEK. See the section *"Definitions"* for definitions of these and other terms used in this document.

This document has been approved and registered by the Swedish Financial Supervisory Authority pursuant to the provisions of Chapter 2 b Sections 2 and 4 of the Swedish Financial Instruments Act (1991:980). Approval and registration by the Financial Supervisory Authority do not mean that the Financial Supervisory Authority warrants that the information in this document is correct or complete. The content of this document shall be governed by Swedish law. Any dispute relating to the content of this document shall be determined pursuant to Swedish law and by Swedish courts exclusively.

This document has been prepared in both a Swedish language and English language version. In the event of any discrepancy, the Swedish version shall take precedence.

The shares of Poolia have not been and will not be registered under the United States Securities Act of 1933, as amended (the "**Securities Act**"), or any relevant securities laws or regulations pertaining thereto in any state or other jurisdiction of the United States. Neither the U.S. Securities and Exchange Commission nor any corresponding state authority has approved the shares of Poolia or confirmed the accuracy and completeness of this document. Any representation to the contrary is a criminal offence in the United States. The shares of Poolia will be offered to shareholders residing in the United States solely pursuant to an exemption from the registration requirements of the Securities Act. The shares of Poolia may not be offered or sold within the United States unless where this is made pursuant to an exemption from the Securities Act or through a transaction which is not subject to the registration requirements of the Securities Act.

The proposed Merger involves the offer of securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. The financial statements/information included in this document have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements/information of United States companies.

Given that the issuer is domiciled in a country other than the United States and all of the issuer's officers and directors are domiciled in a country other than the United States, it may be difficult to enforce your rights and any claims you may have arising under U.S. federal securities laws. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. Furthermore, it may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the issuer may purchase securities otherwise than in connection with the Merger, such as in open market or privately negotiated purchases.

Forward-looking statements

This document contains forward-looking statements which reflect Poolia's current view of future events as well as financial, operational and other development. Forward-looking information can be distinguished inasmuch as it does not exclusively refer to historical or current factual circumstances or inasmuch as it may include words such as "can", "shall", "expected", "believed", "estimated", "planned", "prepared", "calculated", "intends to", "forecast", "endeavour", or "might", or negations of such words and other variants thereof or comparable terminology. Such forward-looking statements apply only as of the date of this document. Other than as required by any law, ordinance or applicable exchange rules, Poolia or Uniflex, respectively, provides no commitment to publicly update or revise forward-looking statements as a consequence of new information, future events or suchlike. Such forward-looking statements are subject to risks and uncertainty factors, including such risks and uncertainty factors related to the anticipated advantages as a consequence of the proposed Merger. Factors which may contribute to Poolia's actual results and development differing appreciably from the factors described in this document include, but are not limited to, inability to successfully integrate Poolia's and Uniflex' businesses or to exploit synergies from such an integration and the economic circumstances in the industries in which Poolia and Uniflex operate. Although Poolia and Uniflex consider the expectations reflected in such forward-looking statements to be reasonable, there is no warranty that these forward-looking statements will be realised or prove to be correct. Therefore, as a result of various factors results can differ considerably from what is stated in such forward-looking statements. Consequently, readers of this document should not attach disproportionate importance to these and other forward-looking statements.

Industry and market information

The section entitled *"Risk factors"* contains a description, which however is not complete, of factors which may lead to actual results or development differing appreciably from historical information or forward-looking statements. This document contains historical market information and industry outlooks. Certain information is derived from outside sources and Poolia has reproduced such information accurately in this document. Although the Company considers the sources to be reliable, no independent verifications have been made, and therefore the accuracy or completeness of the information cannot be warranted. Market statistics are by their nature associated with uncertainty and do not necessarily reflect actual market conditions. The value of statistical comparisons for various markets is limited for several reasons, including that the markets are defined differently and that the information may have been compiled through the use of different methods and applying different assumptions. Certain statistics in this document have been compiled by Poolia, in certain cases based on various assumptions. Although the Company believes the compilation method and the assumptions to be reasonable, it has been possible to confirm or verify such against independent sources only to a limited extent. In light thereof, the attention of the reader of this document is drawn specifically to the fact that market statistics presented in this document may be associated with uncertainty and that no warranty can be provided as to their accuracy. However, as far as the Company is aware and can gain assurance through comparison with other information published by third parties from which the information is derived, no information has been omitted in such a manner as to render the reproduced information incorrect or misleading.

Presentation of financial information

Other than as stated in the sections *"Information about the new group – Pro forma financial information"*, *"Information about Poolia – Financial information in brief"*, *"Information about Uniflex – Financial information in brief"*, *"Auditor's statement regarding merger plan pursuant to Chapter 23, section 11 of the Companies Act (2005:551)"* and in the annual reports including the auditor's reports which are incorporated by reference, no information in this document has been reviewed or audited by Poolia's or Uniflex' auditors.

Financial information in this document which concerns the companies and which does not constitute part of the information that has been audited or reviewed by the companies' auditors in accordance with what is stated herein has been derived from the companies' internal accounting or reporting systems. Certain key ratios presented in this document do not constitute IFRS metrics, i.e. are financial metrics which are not defined in accordance with IFRS. A financial metric which is not defined in accordance with IFRS is defined as a metric which measures historical or future financial results, financial position or cash flows, but which excludes or includes amounts that are not adjusted in the same way in the closest comparable IFRS measurement. Such financial metrics are not to be considered in isolation from, or as a substitute for, the earnings metrics produced in accordance with IFRS. In addition, such metrics, which are defined by the companies may not be comparable with other metrics bearing similar names which are used by other companies.

Certain figures in this document have been rounded off. As a consequence, certain tables appear not to be aggregated correctly. This is the case, for example, where amounts are stated in thousands and millions, and occurs particularly in the sections *"Information about the new group – Pro forma financial information"*, *"Information about Poolia – Financial information in brief"*, *"Information about Poolia – Comments on financial development"*, *"Information about Poolia – Capital structure and other financial information"* and *"Information about Uniflex – Financial information in brief"* as well as the historical financial information set forth in this document.

TABLE OF CONTENTS

The Merger in brief

- Poolia and Uniflex will merge through a statutory merger with Poolia as transferee company and Uniflex as transferor company.
- Each share of class A in Uniflex will be exchanged for 1.7 new shares of class A in Poolia and each share of class B in Uniflex will be exchanged for 1.7 new shares of class B in Poolia. A Uniflex shareholder who owns 100 shares of class A will thus receive 170 new shares of class A in Poolia. A Uniflex shareholder who owns 100 shares of class B will thus receive 170 new shares of class B in Poolia.
- Extraordinary general meetings in Poolia and Uniflex, at which decisions regarding the Merger will be determined, will be held on 26 July 2018.
- The Merger is expected to be completed on 31 October 2018 at the earliest.

SUMMARY

The summary comprises information requirements presented as a number of "items". The items are numbered in sections A–E (A.1– E.7). This summary includes all of the items required in a summary for this type of security and issuer. However, since certain items are not applicable to all types of summaries, there may be gaps in the numbering of the items. Even if an item is included in the summary for this type of security and issuer, it is possible that no relevant information can be provided regarding the item. In such case, the information is replaced by a brief description of the item together with the indication "not applicable".

Section A – Introductions and warnings

A.1	**Introductions and warnings**	This summary should be regarded as an introduction to this information document. Any decision to invest in the shares of Poolia AB (publ) should be based on a consideration of the information document as a whole by the investor. Where claims relating to the information in the document are brought before a court, the plaintiff investor might, under the domestic legislation of the Member States, be required to the bear the cost of translation of the document before legal proceedings are initiated. Civil liability may attach only to those persons who produced the summary, including translations thereof, but only if the summary is misleading, inaccurate or inconsistent with other parts of the document or if, together with other parts of the document, it fails to provide key information to help investors when considering investing in Poolia AB (publ)'s shares.
A.2	**Consent to use the information document**	Not applicable. The Merger is not covered by financial intermediaries.

Section B – Issuer

B.1	**Company name and trading name**	The Company's registered name and trading name is Poolia AB, corporate registration number 556447-9912. The Company's class B shares are traded on Nasdaq Stockholm under the ticker Pool B.
B.2	**Registered office and type of company**	The Company is a Swedish public limited liability company and domiciled in Stockholm municipality, Stockholm County. The Company is incorporated in Sweden and conducts business in accordance with the Swedish Companies Act.
B.3	**Current and main business operations**	Poolia focuses on the staffing and recruitment of qualified personnel within the white-collar sector and currently operates in Sweden, Germany and Finland. The core business is focused on traditional services within temporary staffing and permanent placement and is divided into the following business areas: Bank & Finance, Economics, HR & Payroll, Administration, Engineering, Legal, Life science, IT, Purchasing & Logistics, and Sales & Marketing. The business consists of providing personnel either for permanent employment or for a temporary period.

B.4a	Trends within the industry	Demand for temporary staffing and permanent placement depends on the general trend in the economy. A strong economy generally leads to an increase in demand, but also to a certain extent that the clients of staffing companies wanting to employ personnel. As a consequence, the staffing companies' temporary staff is increasingly offered employment with the clients after serving as consultants for a period of time, thereby the consultants' period of employment with the staffing companies becomes shorter. In addition, low unemployment rates adversely impact the supply of candidates within both temporary staffing and permanent employment. There are also a number of digitalisation trends within the staffing industry, for example increased usage of artificial intelligence (AI) and social media.
B.5	Group description	Poolia AB (publ) is the parent company of the Group which, in addition to the Company, currently comprises 24 directly and indirectly owned subsidiaries, of which 23 are directly and indirectly wholly-owned and one is partially owned, with the Company as majority shareholder.
B.6	Major shareholders	As of the date of this document Poolia has approximately 2,243 shareholders, of whom Björn Örås, AB Traction, Fredrik Palmstierna and Martin Bjäringer are the largest shareholders, representing approximately 42.5, 8.2, 5.2 and 5.0 per cent of the shares respectively and approximately 70.4, 4.2, 2.7 and 2.6 per cent of the votes respectively in the Company. The table below shows Poolia's ownership structure immediately prior to, and immediately after, the implementation of the Merger. As of the date of this document, as far as the Company is aware, other than is stated in the table below, no natural or legal person owns five per cent or more of the shares or votes in Poolia.

	Ownership in Poolia immediately prior to the implementation of the Merger		Ownership in Poolia after the implementation of the Merger	
Shareholder	**Number of shares and votes**	**Share of capital and votes**	**Number of shares and votes**	**Share of capital and votes**
Björn Örås	4,023,815 class A shares, 3,251,445 class B shares and 4,674,104 votes	42.5% of shares and 70.4% of votes	10,864,301 class A shares, 8,523,902 class B shares and 12,569,081 votes	41.6% of shares and 69.8% of votes
AB Traction	1,407,000 class B shares and 281,400 votes	8.2% of shares and 4.2% of votes	1,407,000 class B shares and 281,400 votes	3.0% of shares and 1.6% of votes
Fredrik Palmstierna	894,094 class B shares and 178,819 votes	5.2% of shares and 2.7% of votes	894,094 class B shares and 178,819 votes	1.9% of shares and 1.0% of votes
Martin Bjäringer	850,000 class B shares and 170,000 votes	5.0% of shares and 2.6% of votes	850,000 class B shares and 170,000 votes	1.8% of shares and 0.9% of votes

B.7	Selected historical financial information	Poolia's consolidated financial statements for 2015, 2016 and 2017 are prepared in accordance with the International Financial Reporting Standards (IFRS) as approved by the EU as well as interpretations by the IFRS Interpretations Committee (IFRIC). In addition, the Group applies RFR 1, Supplementary accounting rules for groups, which specify the supplements to IFRS which are required pursuant to the provisions of the Swedish Annual Accounts Act (1995:1554). Poolia's unaudited interim reports for the periods January–March 2018 and January–March 2017 are prepared in accordance with IAS 34. The financial information below is derived from the Company's audited annual reports for the respective year, the Company's unaudited interim report for the period January–March 2018 and the Company's unaudited interim report for the period January–March 2017.[1]

INCOME STATEMENT

SEK million	Unaudited 2018 Jan–Mar	Unaudited 2017 Jan–Mar	Audited 2017 Jan–Dec	Audited 2016 Jan–Dec	Audited 2015 Jan–Dec
Operating income	200.4	199.2	771.5	784.8	757.1
Other expenses	–16.0	–16.3	–57.9	–61.3	–58.2
Staff costs	–178.9	–175.2	–688.8	–696.8	–680.0
Depreciation and amortisation of assets	–0.7	–0.7	–2.6	–3.7	–2.9
Operating profit	**4.8**	**7.0**	**22.2**	**23.0**	**16.0**
Profit/loss from financial investments					
Interest and similar income	0.6	0.1	0.1	0.1	6.8
Interest and similar expense	–0.2	–0.1	–1.8	–2.6	–0.3
Profit/loss after financial items	**5.2**	**7.0**	**20.5**	**20.5**	**22.5**
Tax expense	–1.5	–2.2	–7.8	–6.8	–6.5
Profit/loss for the period from continuing operations	**3.7**	**4.8**	**12.7**	**13.8**	**16.0**
Profit/loss for the period from discontinued operations	0.0	0.0	0.5	–2.1	–0.7
Profit/loss for the period*	**3.7**	**4.8**	**13.1**	**11.7**	**15.3**
Translation differences	1.9	2.0	3.9	3.0	–7.6
Comprehensive income for the period	**5.6**	**6.8**	**17.0**	**14.6**	**7.7**

* Profit/loss for the period attributable to Shareholders of the Parent

1) The financial information for the periods January–March 2017 and January–March 2018 is reproduced in this document with a greater degree of detail compared to the respective interim report. The financial information is summarised in the respective interim report.

B.7	Selected historical financial information, cont.					
		BALANCE SHEET				
			Unaudited	**Unaudited**	**Audited**	**Audited**	**Audited**

SEK million	Unaudited 30 Mar 2018	Unaudited 30 Mar 2017	Audited 31 Dec 2017	Audited 31 Dec 2016	Audited 31 Dec 2015
Assets					
Non-current assets					
Goodwill	19.0	18.9	18.8	18.7	18.5
Other intangible assets	5.2	3.7	6.1	4.2	5.6
Property, plant and equipment	0.8	0.9	0.8	0.9	1.7
Deferred tax assets	10.1	11.1	10.4	11.2	11.6
Total non-current assets	**35.1**	**34.6**	**36.1**	**35.0**	**37.5**
Current assets					
Trade receivables	124.0	101.4	113.8	115.4	115.6
Current tax receivables	10.7	9.5	8.4	7.0	8.9
Other receivables	0.3	0.4	0.5	0.3	0.2
Prepayments and accrued income	58.1	56.5	51.3	51.6	50.6
Cash and cash equivalents	40.3	34.5	42.8	36.6	20.2
Total current assets	**233.3**	**202.2**	**216.8**	**211.0**	**195.4**
TOTAL ASSETS	**268.3**	**236.8**	**252.9**	**246.0**	**232.9**
Equity and liabilities					
Equity					
Share capital	3.4	3.4	3.4	3.4	3.4
Other paid-in capital	187.7	187.7	187.7	187.7	187.7
Provisions	–0.0	–3.7	–1.8	–5.7	–8.6
Retained earnings	–97.3	–99.0	–101.0	–103.8	–106.9
Non-controlling interests	0.0	0.0	0.0	0.0	0.0
Total equity	**93.8**	**88.4**	**88.3**	**81.6**	**75.5**
Current liabilities					
Current liabilities to credit institutions	27.4	4.1	20.4	14.2	1.9
Trade payables	23.4	18.6	24.2	16.5	22.0
Other liabilities	41.3	43.7	44.6	49.8	47.4
Accruals and deferred income	82.5	82.1	75.3	83.9	86.1
Total current liabilities	**174.5**	**148.4**	**164.6**	**164.4**	**157.4**
TOTAL EQUITY AND LIABILITIES	**268.3**	**236.8**	**252.9**	**246.0**	**232.9**

B.7	Selected historical financial information, cont.

CASH FLOW STATEMENT

SEK million	Unaudited 2018 Jan–Mar	Unaudited 2017 Jan–Mar	Audited 2017 Jan–Dec	Audited 2016 Jan–Dec	Audited 2015 Jan–Dec
Operating activities					
Profit/loss after financial items	5.2	7.0	20.5	20.6	22.5
Non-cash items					
Depreciation, amortisation and impairment charges in the income statement	–0.7	0.7	2.6	3.7	2.9
Exchange gains/losses	0.6	0.0	1.2	2.0	–6.7
Income tax paid	–5.9	–2.6	–4.7	–6.4	–1.5
Cash flow from operating activities before changes in working capital	**–0.7**	**5.1**	**19.6**	**19.8**	**17.3**
Changes in working capital					
Increase (–)/decrease (+) in current receivables	–15.2	9.1	2.8	–1.0	–11.7
Increase (+)/decrease (–) in current liabilities	4.8	–5.6	–8.5	–5.6	12.8
Cash flow from operating activities, continuing operations	**–11.1**	**8.6**	**13.9**	**13.2**	**18.4**
Cash flow from operating activities, discontinued operations	**–**	**–**	**–**	**–0.8**	**–**
Investing activities					
Acquisition of equipment	1.8	–0.5	–0.6	–0.4	–1.1
Acquisition of intangible assets	–1.9	–0.1	–4.3	–1.0	–0.9
Acquisition of participations in subsidiaries	–	–	–	–	–10.7
Cash flow from investing activities, continuing operations	**–0.1**	**–0.5**	**–4.9**	**–1.4**	**–12.7**
Cash flow from investing activities, discontinued operations	**–**	**–**	**–**	**–**	**–**
Financing activities					
Borrowings/repayment of borrowings from credit institutions	7.0	–10.1	6.3	12.3	–3.6
Dividends to shareholders	–	–	–10.3	–8.6	–
Cash flow from financing activities, continuing operations	**7.0**	**–10.1**	**–4.0**	**3.7**	**–3.6**
Cash flow from financing activities, discontinued operations	**–**	**–**	**–**	**–**	**–**
Cash flow for the period, continuing operations	**–4.2**	**–2.0**	**5.0**	**15.6**	**2.0**
Cash flow for the period, discontinued operations	**–**	**–**	**–**	**–0.8**	**–**
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	**42.8**	**36.6**	**36.6**	**20.2**	**19.0**
Exchange differences	1.7	–0.1	1.2	1.6	–0.8
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	**40.3**	**34.5**	**42.8**	**36.6**	**20.2**

B.7 **Selected historical financial information, cont.**

KEY RATIOS

The Company presents certain financial metrics in this document that are not defined in accordance with IFRS. The Company considers these metrics as valuable supplementary information to readers of this document and the Company's management since they enable evaluation of the Company's financial and operating position and development. Since companies do not calculate financial metrics in the same way, these are not always comparable with metrics used by other companies. Accordingly, these financial metrics are not to be regarded as substitutes for metrics defined in accordance with IFRS.

	Unaudited	Unaudited	Audited	Audited	Audited
Selected financial data in brief	**2018 Jan–Mar**	**2017 Jan–Mar**	**2017 Jan–Dec**	**2016 Jan–Dec**	**2015 Jan–Dec**
Operating margin, %[1]	2.4	3.5	2.9	2.9	2.1
Profit margin, %[1]	2.6	3.5	2.7	2.6	2.9
Return on equity, %	13.1[2]	22.0[2]	15.4	14.9	21.3
Return on capital employed, %	18.5[2]	32.4[2]	21.2	24.2	28.5
Return on total assets, %	7.9[2]	12.3[2]	8.7	8.8	9.9
Equity/assets ratio, %	35.0	37.3	34.9	33.2	32.4
Risk-bearing capital, %	35.0	37.3	34.9	33.2	32.4
Number of FTE's, average[1]	1,187	1,273	1,267	1,469	1,353
Revenue per employee, TSEK[1]	169	156	609	534	560

1) Relates to continuing operations
2) Rolling 12 months, incl. discontinued operations

KEY RATIOS PER SHARE

	Unaudited	Unaudited	Audited	Audited	Audited
Summarised selected financial data	**2018 Jan–Mar**	**2017 Jan–Mar**	**2017 Jan–Dec**	**2016 Jan–Dec**	**2015 Jan–Dec**
Number of shares, average	17,121,996	17,121,996	17,121,996	17,121,996	17,121,996
Number of shares, outstanding	17,121,996	17,121,996	17,121,996	17,121,996	17,121,996
Earnings per share, SEK[1][2]	0.22	0.28	0.74	0.80	0.93
Equity per share	5.48	5.16	5.16	4.76	4.41
Dividend per share[3]	–	–	0.60	0.60	0.50
Share price 31 Dec, SEK	12.7	16.1	16.00	15.60	12.40
P/E ratio[1]	–	–	20.8	22.9	13.3

1) Relates to continuing operations
2) Defined in accordance with IFRS
3) According to the Board of Directors' proposal

The tables above include key ratios that are not defined in accordance with IFRS.

B.7	Selected historical financial information, cont.	The table below sets out calculation methods regarding these key ratios.

Derivation of certain alternative key ratios	Unaudited 2018 Jan–Mar	Unaudited 2017 Jan–Mar	Audited 2017 Jan–Dec	Audited 2016 Jan–Dec	Audited 2015 Jan–Dec
Equity, incl. non-controlling interests	93.8	88.4	88.3	81.6	75.5
+ Provisions for taxes	–	–	0.0	0.0	0.0
/Total assets	268.3	236.8	252.9	246.0	232.9
= Risk-bearing capital	**35.0%**	**37.3%**	**34.9%**	**33.2%**	**32.4%**
Profit/loss after tax, rolling 12 months	11.9	17.9	13.1	11.7	16.0
/Average equity	91.0	81.5	85.0	78.6	74.9
= Return on equity	**13.1%**	**22.0%**	**15.4%**	**14.9%**	**21.3%**
Profit/loss before tax, rolling 12 months	17.9	26.5	19.9	18.5	22.5
+ Finance costs, rolling 12 months	1.9	2.6	1.8	2.5	0.3
/Average capital employed	106.9	89.9	102.3	86.6	80.0
= Return on capital employed	**18.5%**	**32.4%**	**21.2%**	**24.2%**	**28.5%**
Profit/loss before tax, rolling 12 months	17.9	26.5	19.9	18.5	22.5
+ Finance costs, rolling 12 months	1.9	2.6	1.8	2.5	3.2
/Average total assets	252.6	237.5	249.5	239.4	230.4
= Return on total assets	**7.9%**	**12.3%**	**8.7%**	**8.8%**	**9.9%**
Equity	93.8	88.4	88.3	81.6	75.5
/Number of shares outstanding (000)	17,122	17,122	17,122	17,122	17,122
= Equity per share	**5.48**	**5.16**	**5.16**	**4.76**	**4.41**
Operating income	200.4	199.2	771.5	784.8	757.1
/Average number of FTEs	1,187	1,273	1,267	1,469	1,353
= Revenue per employee, SEK '000	**169**	**156**	**609**	**534**	**560**
Operating profit	4.8	7.0	22.2	23.0	16.0[1)]
/Operating income	200.4	199.2	771.5	784.8	757.1[1)]
= Operating margin	**2.4%**	**3.5%**	**2.9%**	**2.9%**	**2.1%**
Operating income	200.4	199.2	771.5	784.7	757.1
– Operating expenses	–195.6	–192.2	–749.3	–761.7	–741.1
= Operating profit	**4.8**	**7.0**	**22.2**	**23.0**	**16.0**
Equity	93.8	88.4	88.3	81.6	75.5
/Total assets	268.3	236.8	252.9	246.0	232.9
= Equity/assets ratio	**35.0%**	**37.3%**	**34.9%**	**33.2%**	**32.4%**

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B.7	Selected historical financial information, cont.

Derivation of certain alternative key ratios	Unaudited 2018 Jan-Mar	Unaudited 2017 Jan-Mar	Audited 2017 Jan-Dec	Audited 2016 Jan-Dec	Audited 2015 Jan-Dec
Total assets	268.3	236.8	252.9	246.0	232.9
– Total current liabilities incl. provisions for taxes	147.1	144.3	144.2	150.2	155.5
= Capital employed	**121.2**	**92.5**	**108.7**	**95.8**	**77.4**
Income, current period	200.4	199.2	771.5	784.7	757.1
– Income, corresponding period of preceding year	199.2	200.3	784.7	757.1	700.6
= Increase in operating income	**1.2**	**-1.1**	**-13.2**	**27.6**	**56.6**
/Income, corresponding period of preceding year	199.2	200.3	784.7	757.1	700.6
= Growth	**0.6%**	**-0.5%**	**-1.7%**	**3.6%**	**8.1%**
Profit/loss before tax	5.2	7.0	20.5	20.5	21.8[1)]
/Operating income	200.4	199.2	771.5	784.7	757.1[1)]
= Profit margin	**2.6%**	**3.5%**	**2.7%**	**2.6%**	**2.9%**

1) Excluding Poolia UK

SELECTED KEY RATIOS PER BUSINESS AREA

Poolia applies segment reporting which is based on the internal reporting, which means that the segment reporting format comprises geographical regions. Poolia's geographical segments are Sweden, Finland and Germany. Poolia UK, which was part of the Poolia Sweden segment, is reported as discontinued operations. The operations in Poolia UK were divested on 28 February 2014. Thereafter, in the two companies that comprised Poolia UK, only costs for administration and provisions for tax expenses for the profit arising from the sale of the business remained. On 26 September 2017 the two companies were deregistered. No individual customer accounts for more than 10 per cent of the Group's total revenue.

SEK million	Unaudited Jan-Mar 2018	Unaudited Jan-Mar 2017	Audited 2017	Audited 2016	Audited 2015
Sweden					
Operating income	139.1	136.9	534.7	552.7	528.6
Operating profit	1.4	1.2	8.0	5.1	-1.6
Germany					
Operating income	50.8	52.0	197.6	190.1	178.6
Operating profit	3.0	5.5	12.9	16.9	16.4
Finland					
Operating income	10.5	10.3	39.2	41.9	49.9
Operating profit	0.4	0.3	1.3	0.9	1.2
UK[1)]					
Operating income	–	–	0	0	0
Operating profit	–	–	-0.6	-0.8	-0.7

1) Divested business

B.7	Selected historical financial information, cont.	**FINANCIAL DEFINITIONS**		
		Key ratios	**Definition**	**Reasoning**
		Earnings per share	Profit for the period after tax divided by the average number of shares.	Earnings per share provide an illustration of the company's earnings trend.
		Risk-bearing capital	Equity, including non-controlling interests and provisions for taxes, as a percentage of total assets.	The percentage of risk-bearing capital is relevant from a credit perspective since it shows the ability to withstand losses.
		Return on equity	Profit/loss after tax divided by average equity.	Return on equity is a metric of profitability in relation to the book value of equity. The metric is used to create efficient operations and a rational capital structure.
		Return on capital employed	Profit/loss before tax plus finance costs, divided by average capital employed.	Return on capital employed is a metric of profitability after taking into consideration the amount of capital used. A higher return on capital employed indicates that capital is being used more effective.
		Return on total assets	Profit/loss before tax plus finance costs divided by average total assets.	Return on total assets is a metric for assessing whether a company's business is providing an acceptable return on the resources at the company's disposal. The key ratio shows the actual effectivness of the business, independently of how the capital is financed, since finance costs are not included.
		Equity per share	Equity divided by the number of shares outstanding.	Equity per share is a relevant metric for investors as to the size of debt to the shareholders in relation to each share.
		Revenue per employee	Operating income divided by the average number of full-time employees.	Revenue per employee can be used to assess a company's efficiency. The higher the value, the more efficient the company is deemed to be.
		P/E ratio	Share price at the end of the period divided by earnings per share.	P/E is a generally accepted valuation metric for measuring the group's share price relative to its net earnings per share.

The table continues on next page

B.7	Selected historical financial information, cont.	**Key ratios**	**Definition**	**Reasoning**
		Operating margin	Operating profit as a percentage of operating income.	The operating margin shows operating profit as a percentage of operating income and shows the operating profitability.
		Equity/assets ratio	Equity, including non-controlling interests, as a percentage of total assets.	Equity/assets ratio is a key ratio which states the percentage of assets funded with equity and indicates the company's sensitivity to interest rate changes. The equity/assets ratio can be used as an indication of the company's long-term payment capability.
		Capital employed	Total assets less non-interest-bearing liabilities, including provisions for taxes.	Capital employed measures the company's ability to meet the needs of the business, in addition to cash and cash equivalents.
		Profit margin	Profit before tax as a percentage of operating income.	The profit margin shows profitability and is relevant for assessing the percentage of operating income which is retained as profit.
		Operating profit	Operating income less operating expenses.	Operating profit allows for comparisons of profitability independent of capital structure or tax situation.

B.8 | **Selected pro forma financial information**

The Merger between Poolia and Uniflex will be carried out as a statutory merger between Poolia as transferee company and Uniflex as transferor company. Accordingly, Uniflex will be absorbed into the surviving company, Poolia.

Presented below are unaudited pro forma financial information that has been prepared to illustrate the financial position and results of the Merged Company following implementation of a merger.

The pro forma financial information are intended to describe a hypothetical situation and have been produced solely for an illustrative purpose to provide information and highlight facts, and are not intended to present the financial position or earnings which the Group might actually have achieved had the merger been completed at the particular point in time; nor is it intended to show the actual financial position or the Group's earnings for any future period.

The pro forma financial information are based on Poolia's and Uniflex' unaudited quarterly reports for the first quarter of 2018 as well as the audited accounts for 2017. Both Poolia's and Uniflex' accounts are prepared in accordance with IFRS. In the pro forma financial information below, adjustments have been made with respect to those changes which are considered to be permanent for the Merged Company.

PRO FORMA CONSOLIDATED INCOME STATEMENT JANUARY – MARCH 2018

Amounts in SEK million	Poolia (unaudited)	Uniflex (unaudited)	Pro forma adjustments	Notes	The Merged Company pro forma
Operating income	**200.4**	**277.0**	**–6.0**	(1)	**471.4**
Operating expenses					
Other expenses	–16.0	–9.0	0.0		–25.0
Staff costs	–178.9	–262.4	6.0	(1)	–435.3
Depreciation and amortisation of assets	–0.7	0.0	0.0		–0.7
Operating profit	**4.8**	**5.6**	**0.0**		**10.4**
Interest and similar income	0.6	1.5	0.0		2.1
Interest and similar expenses	–0.2	0.0	0.0		–0.2
Profit/loss after financial items	**5.2**	**7.1**	**0.0**		**12.3**
Tax expense	–1.5	–1.3	0.0		–2.8
Profit/loss for the period from continuing operations	**3.7**	**5.8**	**0.0**		**9.5**
Profit/loss for the period from discontinued operations	0.0	0.1	0.0		0.1
Profit/loss for the period	**3.7**	**5.9**	**0.0**		**9.6**
Profit/loss for the period attributable to:					
Shareholders of the Parent	3.7	5.9	0.0		9.6
Non-controlling interests	0.0	0.0	0.0		0.0

Notes:
(1) Adjustment relates to transactions between the companies that have been reported in each company's financial reports. Transaction expenses for the Merger have not been taken into account in the income statement as these expenses would have affected the profit/loss in an earlier period.

B.8	Selected pro forma financial information, cont.

PRO FORMA CONSOLIDATED INCOME STATEMENT, JANUARY– DECEMBER 2017

Amounts in SEK million	Poolia (audited)	Uniflex (audited)	Pro forma adjustments	Notes	The Merged Company pro forma
Operating income	**771.5**	**1,187.1**	**–23.7**	(1)	**1,934.9**
Operating expenses					
Other expenses	–57.9	–37.1	0.0		–95.0
Staff costs	–688.8	–1,113.6	23.7	(1)	–1,778.7
Depreciation and amortisation of assets	–2.6	0.0	0.0		–2.6
Operating profit	**22.2**	**36.4**	**0.0**		**58.6**
Interest and similar income	0.1	0.6	0.0		0.7
Interest and similar expenses	–1.8	–1.1	0.0		–2.9
Profit/loss after financial items	**20.5**	**35.9**	**0.0**		**56.4**
Tax expense	–7.8	–8.2	0.0		–16.0
Profit/loss for the period from continuing operations	**12.7**	**27.7**	**0.0**		**40.4**
Profit/loss for the period from discontinued operations	0.4	–3.2	0.0		–2.8
Profit/loss for the period	**13.1**	**24.5**	**0.0**		**37.6**
Profit/loss for the period attributable to:					
Shareholders of the Parent	13.1	24.5	0.0		37.6
Non-controlling interests	0.0	0.0	0.0		0.0

Notes:

(1) Adjustment relates to transactions between the companies that have been reported in each company's financial reports. Transaction expenses for the Merger have not been taken into account in the income statement as these expenses would have affected the profit/loss in an earlier period.

B.8	Selected pro forma financial information, cont.	PRO FORMA CONSOLIDATED BALANCE SHEET, 31 MARCH 2018 (see table below)
B.9	Earnings forecast	Not applicable. The Company publishes no earnings forecasts.
B.10	Qualification of auditor's report	Not applicable. There are no qualifications in the auditor's reports.
B.11	Insufficient working capital	Not applicable. In Poolia's assessment the current working capital is sufficient to cover the Company's needs during the coming 12-month period.

PRO FORMA CONSOLIDATED BALANCE SHEET, 31 MARCH 2018

Amounts in SEK million	Poolia (unaudited)	Uniflex (unaudited)	Pro forma adjustments	Notes	The Merged Company pro forma
Goodwill	19.0	0.0	–		19.0
Other non-current assets	6.0	0.0	–		6.0
Deferred tax assets	10.1	0.4	–		10.5
Total non-current assets	**35.1**	**0.4**	**0.0**		**35.5**
Current receivables	192.9	251.1	–2.8	(1)	441.2
Cash and cash equivalents	40.3	57.3	0.0	(2)	97.6
Total current assets	**233.2**	**308.4**	**–2.8**		**538.8**
Total assets	**268.3**	**308.8**	**–2.8**		**574.3**
Total equity	**93.8**	**92.4**	**–7.8**	(3)	**178.4**
Current liabilities to credit institutions	27.4	0.0	–		27.4
Other current liabilities	147.1	216.4	5.0	(4)	368.5
Total current liabilities	**174.5**	**216.4**	**5.0**		**395.9**
Total equity and liabilities	**268.3**	**308.8**	**–2.8**		**574.3**

Notes:

(1) The net effect of elimination of current receivables of SEK 5 million between the companies which were previously reported in the financial statements of each company (see also note 4) and an increase in current receivables of SEK 2.2 million (Tax asset related to transaction and issuance costs of SEK 10 million, taxed at a rate of 22 per cent, corresponding to the current company tax rate in Sweden).

(2) Prior to dividends in Poolia and Uniflex which were distributed on 3 May 2018 and 30 April 2018 respectively.

(3) The net effect of elimination of share capital of SEK 3.5 million in Uniflex in the consolidated balance sheet and adjustment for an increase in the share capital of Poolia in the amount of SEK 5.9 million through a new issue as well as the net effect of an increase in equity through the new issue (SEK 345.3 million), negative adjustment for elimination of the value of the shares in Uniflex (SEK 347.7 million) and a negative adjustment of the retained earnings for transaction and issuance costs of SEK 7.8 million after tax (costs of SEK 10 million before tax, taxed with a tax effect of 22 per cent, corresponding to the current corporate tax rate in Sweden).

(4) The net effect of elimination of other current liabilities of SEK 5 million between the companies that were previously reported in the financial statements of each company and on paid transaction and issuance costs totalling SEK 10 million (SEK 5 million in transaction costs and SEK 5 million in issuance costs).

Section C – Securities

C.1	**Securities admitted to trading**	Class B shares in Poolia AB (publ), corporate registration number 556447-9912 (ISIN: SE0000567539).
C.2	**Denomination**	The class B shares are denominated in SEK.
C.3	**Number of issued shares and nominal value per share**	As of the date of this document, the Company's registered share capital amounts to approximately SEK 3,424,399, divided into a total of 17,121,996 shares. There are two classes of shares in the Company: class A shares (4,023,815 shares) and class B shares (13,098,181 shares) and each share has a quotient value of SEK 0.2. All shares are paid up in full. Once the Merger has been registered with the Swedish Companies Registration Office and the shares constituting merger consideration have been issued, the Company's share capital will amount to approximately SEK 9,327,374, divided into 46,363,868 shares, of which 10,864,300 are class A shares and 35,772,568 are class B shares. Each share will continue to have a quotient value of SEK 0.2.
C.4	**Rights associated with the securities**	Each class B share in the Company entitles the shareholder to one-fifth (1/5) of a vote at general meetings and each shareholder is entitled to vote for the entire number of shares which the shareholder in question holds in the Company. Each class A share in the Company entitles the holder to one vote. In the event the Company issues new class A or class B shares, warrants or convertible debentures in conjunction with a cash issue or debt for equity swap, shareholders of class A and class B shares generally have a pre-emption right to subscribe for such shares *pro rata* to the number of shares held prior to the issue. In the event the Company issues new shares only of class A or class B, all shareholders enjoy pre-emption rights to subscribe for such shares *pro rata* to the number of shares held prior to the issue, irrespective of whether their holdings comprise class A or class B shares. Poolia's articles of association do not restrict the Company's possibility to issue new shares, warrants or convertible debentures disapplying the shareholders' pre-emption rights pursuant to the Swedish Companies Act. All shares in the Company carry an equal entitlement to dividends and to the Company's assets and any surplus in the event of liquidation. Resolutions regarding dividends are adopted by the general meeting and dividends are paid out through Euroclear. The right to dividends accrues to the person who, on the record date determined by the general meeting, was registered as an owner in the share register maintained by Euroclear. Holders of class A shares may convert one or more of such shares to an equal number of class B shares (1:1), subject to the limitation on the maximum number of class B shares that may be issued by the Company.
C.5	**Restrictions on transferability**	Not applicable. Class B shares are not subject to any restrictions on transferability.
C.6	**Admission to trading on a regulated market**	Implementation of the Merger is, among other things, conditional on the Company's newly issued class B shares being admitted to trading on Nasdaq Stockholm. The first day of trading in the class B shares is expected to be on 1 November 2018.
C.7	**Dividend policy**	The Company's long-term dividend policy is that the annual dividend shall normally exceed 50 per cent of the Group's profit after tax.

Section D – Risks

D.1	**Main risk associated with the issuer and its business**	Poolia is subject to risks which are wholly or partially outside Poolia's control and which affect, or may affect, Poolia's business, earnings, financial position and future outlook. The risk factors presented below, which are described in no particular ranking and do not purport to be exhaustive, are deemed to constitute the main risks related to Poolia's future development. **Demand for the services that Poolia provides may diminish in the event of fluctuations in the economy** Similarly to many other businesses, Poolia's business is dependent on the general state of the economy. Demand for services such as temporary staffing and permanent placement is sensitive to changes in the state of the economy, irrespective of whether an upturn or downturn is involved. There is a risk that changes in the state of the economy will have a material adverse impact on Poolia's business, financial position and earnings, *inter alia* due to the specific rate of change and the specific markets that are affected by the relevant change in the state of the economy. **The staffing industry is highly competitive with few barriers to entry** The staffing industry is fragmented and competitive, with few barriers to entry. Poolia competes on a local and international level with both specialised companies as well as full service companies within the staffing industry. In addition, the Company competes with Internet-based companies. As a consequence of the few barriers to entry, it is relatively common in the industry for employees to decide to terminate their employment and instead start up their own business. However, there are certain barriers to entry for large businesses; for example, clients often demand specific certification and there are demands for a functioning distribution apparatus. A number of competitors possess substantial financial resources and marketing resources. There is clear price competition in the staffing business and the Company is experiencing increased price pressure from competitors and clients within certain areas. Poolia expects that competition will continue to be strong in the future. It is possible that competition will increase due, for example, to challenging economic conditions and additional pressure to reduce costs, *inter alia* from clients. This may lead to a deterioration in Poolia's ability to retain existing and/or attract new clients. As a consequence thereof, Poolia might possibly experience difficulties in maintaining, or increasing, its market share and the Company's margins can be adversely affected. This may have a material adverse impact on Poolia's business, financial position and earnings. **Poolia's success depends on the Company's ability to attract and retain skilled personnel** Poolia's success depends on the Company's ability to attract and retain personnel who possess necessary knowledge and experience to meet the staffing requirements of the Company's clients. Due to a lack of talented personnel within certain sectors and strong competition, it is a challenge to provide clients with skilled and suitable personnel. Poolia is required to regularly assess and upgrade its selection of skilled personnel in order to keep up with the changes that are taking place at clients and the growth of new technologies. There is intensive competition for individuals who possess documented professional knowledge or special industry knowledge, particularly when there is strong demand for such individuals. The key to retaining personnel lies in the ability to offer successive assignments with attractive salaries, as well as training to improve the knowledge and qualifications of the personnel. There are, however, no guarantees that skilled personnel will continue to be available to Poolia to a sufficient extent and on acceptable terms. Should Poolia fail to attract and retain skilled personnel, there is a risk that Poolia will be unable to conduct its business in a qualitative and effective manner or to achieve its operating and financial goals. This, in turn, might have a material adverse impact on Poolia's business, financial position and earnings. **Poolia is dependent on permits to conduct its business in Germany** Poolia is dependent on maintaining permits in order to conduct its business in Germany. There is a risk that permits necessary for the business might not be retained. In the event a permit is limited or is not retained, this may have a material adverse impact on Poolia's business, financial position and earnings.

D.1	**Main risk associated with the issuer and its business, cont.**	**Poolia is dependent on recruiting and maintaining certain key individuals** Poolia is dependent on certain key individuals, both in the Company's management as well as its subsidiaries. There is a risk that one or more of such key individuals will leave Poolia on relatively short notice. In the event Poolia fails to retain such individuals and/or fails to recruit suitable replacements for them or new skilled key individuals going forward, this may have a material adverse impact on Poolia's business, financial position and earnings. **Poolia is exposed to risks related to contracts and possible liability in damages** There is a risk that the staff that Poolia provides to its clients will cause claims in damages from clients or third parties. In relation to certain clients Poolia has undertaken to hold the customer in question harmless and, in certain cases, such an undertaking also applies to a third party. Poolia's insurance cover is not always sufficient to cover possible claims in damages. Claims in damages which exceed Poolia's insurance cover can, if successful, result in a material adverse impact on Poolia's business, financial position and earnings. **New technologies or online business models may challenge Poolia's business model** Certain aspects of the business model and the services currently provided by Poolia are being challenged by new technologies and/or services that are available on the Internet. This includes, for example, networks such as social networks and/or professional business-related networks and online job databases, factors which may make it easier for job applicants and potential employers to find each other more effectively without the need for services provided by an agency or intermediary. This may have a material adverse impact on Poolia's business, financial position and earnings. **Poolia may become liable to pay fines or damages as a consequence of incorrect processing of personal data** Poolia processes and stores a large volume of various data in both electronic and physical form, including a large volume of personal data, some of which is sensitive for the persons involved. The manner in which such personal data is handled was previously governed by the Personal Data Act (1998:204). A new General Data Protection Regulation has been adopted by the EU and it is applicable since 25 May 2018. The Regulation has now replaced the Swedish Personal Data Act. The Regulation contains a large number of provisions that were already in the Personal Data Act, but the Regulation also includes a large number of new provisions and changes compared with earlier rules. *Inter alia*, new rules require that personal data breaches be reported and rules have been introduced which strengthen the protection of privacy for individuals. The Regulation also includes tougher sanctions in the event of non-compliance with the new rules. *Inter alia*, supervisory authorities have been given the right, in the case of violations of certain rules, to impose administrative fees up to a maximum of either €20 million or 4 per cent of the global annual turnover of the company in question, whichever is higher. In addition, individuals who have suffered tangible or intangible damage as a consequence of a violation of the General Data Protection Regulation are entitled to claim damages from the controller or processor of personal data. The Swedish Data Protection Authority is the supervisory authority tasked with monitoring compliance with relevant provisions. Poolia has implemented necessary internal guidelines regarding the processing of personal data. In the event Poolia were nevertheless to fail to comply with applicable rules, Poolia might become liable to pay damages or fines, which might have a material adverse impact on Poolia's business, financial position and earnings.

D.3	Main risks associated with the securities	All investments in securities are associated with risks. Such risks may result in the price of Poolia's class B shares falling significantly and investors risk losing all or part of their investment. The following factors, which are described in no particular ranking and do not purport to be exhaustive, are deemed to constitute the main risks associated with the Merger and Poolia's class B shares. **Failure to complete the Merger** Both Poolia and Uniflex run the risk of adverse consequences in the event the Merger is not completed. For example, the share prices for both companies may fall sharply. A large part of the costs associated with the Merger must be paid irrespective of whether or not the Merger is completed. In the event completion of the Merger is unsuccessful, Poolia's and Uniflex' current and future employees may experience uncertainty with respect to the Merger of the two companies and choose to discontinue their employment. Even if the Merger is completed there is a risk that Poolia's and/or Uniflex' current employees will choose to discontinue their employment. The discontinuation of such employment may, in the event the Merger is not completed, have a material adverse effect on the business of both Poolia and Uniflex and, if the Merger is completed, may have an adverse effect on Poolia's business. **Sales of large blocks of shares may adversely affect the share price** The price for Poolia's class shares B can fall if there are large-scale sales of shares in the Company, particularly sales by the Company's board members, senior executives and major shareholders or if the market forms the impression that such a sale will take place. None of Poolia's major owners are under any obligation to maintain their shareholding and thus there are no warranties that major shareholders will retain their current ownership stakes in Poolia. **Shareholders with significant influence over Poolia might be able to exercise such influence in a manner which is not in the interests of other shareholders, and the ownership structure may give rise to illiquid trading** Björn Örås is the main owner in both Poolia and Uniflex, with approximately 42.5 per cent of Poolia's capital and approximately 70.4 per cent of Poolia's votes, as well as 41.0 per cent of Uniflex' capital and 69.4 per cent of Uniflex' votes. After the Merger Björn Örås will control approximately 41.6 per cent of Poolia's capital and approximately 69.8 per cent of Poolia's votes. Björn Örås is also Chairman of the Board of both Poolia and Uniflex and it is proposed that he shall continue to serve as Chairman of the Board of Poolia following completion of the Merger. Consequently, Björn Örås will continue to exercise a significant influence in Poolia, both on a board level and regarding issues which are referred to the Company's shareholders for approval, such as election of board members, any mergers, alterations to the Company's articles of association, new issues and dividends. There are no guarantees that Poolia's main owner might not have interests which differ from those of other shareholders, or competes with them, and is able on such issues to exercise his controlling influence in a manner which is not in the interests of other shareholders. Due to Björn Örås' influence, there is a risk that the trading in Poolia's class B shares becomes illiquid.

Section E – The Merger

E.1	**Issue amount and issue expenses**	As an element in the Merger, the Company will carry out an issue of shares to constitute merger consideration for shares in Uniflex. The issue will raise approximately SEK 5,902,975 for Poolia. The issuance costs amount to approximately SEK 5 million.
E.2a	**Reasons and use of the issue proceeds**	Poolia's and Uniflex' Boards of Directors have made the assessment that a merger between Poolia and Uniflex enables a close cooperation in a number of areas to strengthen the competitiveness. One such area is enhanced sales capabilities and increased upselling to existing customers, especially large customers under framework agreements. Furthermore, there is potential for penetrating local markets, for example by taking advantage of offices at locations where only one of the companies is present today. A nationwide presence in Sweden strengthens the position in procurements, both in the private and public sectors. The Merger also enables increased efforts in digitalising the operations. In the medium term, the revenue synergies are estimated to have a positive annual effect on the operating profit of approximately SEK 10 million. The Merger is also estimated to entail benefits from economies of scale as well as cost synergies with a positive impact of approximately SEK 20 million annually, with full annualised run-rate effect from autumn 2019. The cost synergies are expected to primarily consist of reduced costs associated with listing, finance, accounting, central administration, management and Board of Directors as well as other central costs. Transaction costs and non-recurring costs for realising the synergies are expected to amount to approximately SEK 20 million, of which the majority will encumber 2018 earnings of the companies. Employees are, together with the customers, by far the most important assets of Poolia and Uniflex. The Boards of Directors of Poolia and Uniflex are of the opinion that a merged company creates a stronger base, greater focus on and increased ability to grow with a broader customer offering and increased geographical coverage. Thereby increased resources for development and career opportunities for the personnel will be created. Retained market organisations and brands also ensure stability for both customers and employees. With a combined market capitalisation of approximately SEK 570 million, calculated as per 1 June 2018, and a clear logic behind the Merger, the merged company is expected to create an investment alternative which attracts increased interest among investors. The Merged Company's class B shares will continue to trade on Nasdaq Stockholm. In the light of the above, the Boards of Directors of Poolia and Uniflex are of the opinion that the merger creates a company with an attractive customer offering, stronger market position and increased competitiveness, creating benefits for both companies' customers and personnel as well as their shareholders. Not applicable. Use of issue proceeds is not relevant in relation to the Merger.

E.3	**Forms and conditions of the Merger**	Implementation of the Merger is conditional upon: (i) that a shareholders' meeting in Poolia approves the Merger Plan, approves the Board of Directors' decision regarding issuance of the consideration shares for the Merger, resolves upon the amendments of the articles of association which are a part of the implementation of the Merger and resolves upon the appointment of a new Board of Directors to accede in connection with registration of the Merger at the Swedish Companies Registration Authority; (ii) that a shareholders' meeting in Uniflex approves the Merger Plan; (iii) that all permits and approvals of the authorities that are necessary for the Merger have been obtained on terms that are acceptable for Poolia and Uniflex, in the opinion of each respective Board of Directors; (iv) that Nasdaq Stockholm has admitted the class B shares in Poolia that constitute merger consideration to trading on Nasdaq Stockholm; (v) that the Merger is not in whole or in part made impossible or materially impeded as a result of legislation, court rulings, decisions by public authorities or similar; and (vi) that neither Poolia nor Uniflex, without receipt of the prior written consent of the other company, have (a) decided on or paid out a dividend or any other value transfer to shareholders or (b) haveing issued shares or other securities (with the exception of the newly issued shares which are to constitute merger consideration) prior to the date on which the Merger is registered at the Swedish Companies Registration Office, and that neither Poolia nor Uniflex, without receipt of prior written consent from the other company, have (c) acquired, divested or agreed to acquire or divest material[1] shareholdings, businesses or assets, (d) entered into or amended important contracts or other agreements or raised material new loans, other than within the scope of the normal business operations of each company, or (e) altered the articles of association, with exception of changes which constitute an element in the implementation of the Merger, prior to the day on which the Merger is registered at the Swedish Companies Registration Office, in such a manner as to have had a material adverse impact on the Merger, or the contemplated Merged Company, in an adverse manner. In the event the above conditions are not fulfilled and registration of the Merger has not taken place on or before 31 December 2018, the Merger will not be implemented and the Merger Plan shall cease to have any further effect, however the Merger will only be discontinued and the Merger Plan shall only cease to have any further effect, to the extent permitted by applicable law, if the non-satisfaction is of material importance to the Merger or the Merged Company. The Boards of Directors reserve the right to jointly waive, in whole or in part, one, several or all of the conditions above. The boards of directors shall, subject to applicable law, be entitled to jointly decide to postpone the last date for fulfilment of the conditions for the implementation of the Merger from 31 December 2018 to a later date. As merger consideration Uniflex' shareholders will, for each class A share in Uniflex, receive 1.7 class A shares in Poolia, i.e. shareholders of class A shares in Uniflex will receive 170 new class A shares in Poolia for each holding of 100 class A shares in Uniflex. 1.7 class B Poolia shares shall be received for each class B Uniflex share, i.e. shareholders of class B Uniflex shares shall receive 170 new class B Poolia shares for each holding of 100 class B shares in Uniflex. Only whole shares in Poolia will be paid as merger consideration to the shareholders of Uniflex. Poolia and Uniflex will instruct SEB to aggregate all fractions of shares of class B in Poolia which do not entitle the holder to a whole share of class B in Poolia as merger consideration and thereafter sell these shares on Nasdaq Stockholm. The settlement of the sale proceeds from the sale of the shares that correspond to the Fractions will be performed by SEB and the sale proceeds will thereafter be paid to those entitled thereto in proportion to the value of the Fractions held by them immediately prior to the sale. This payment shall at the latest be made ten business days after the sale of the Fractions. In the event the consolidated number of Fractions does not correspond to a whole number of shares, Poolia will contribute corresponding amounts in cash, i.e. not more than an amount corresponding to the average sales price for a share in conjunction with the aforementioned sale. 1) Insofar as relates to this item (c) and item (d) below, "material" means that the relevant agreement, asset or equivalent has a value of at least SEK 15 million for Poolia and at least SEK 25 million for Uniflex.

E.3	**Forms and conditions of the Merger, cont.**	After the extraordinary general meetings of Poolia and Uniflex have adopted necessary decisions for implementing the Merger and the Swedish Companies Registration Office has registered the Merger, all Uniflex shares will be replaced by newly issued shares in the Company. Persons entitled to receive merger consideration will be those who are entered in Uniflex' share register on the date of the final registration of the Merger at the Swedish Companies Registration Office. Provided that the Merger Plan is approved by the extraordinary general meetings of Poolia and Uniflex, the shareholders will receive merger consideration without taking further measures.
E.4	**Interests and conflicts of interest**	There are no family ties between board members and senior executives of the Company. All board members are independent in relation to the Company and its major shareholders, with the exception of Björn Örås who, in his capacity as a major shareholder in Poolia, is not independent in relation to the Company's major shareholders. No board member or senior executive has any private interests which might entail a conflict of interests with the Company, with the exception of Björn Örås (Chairman of the Board of the Company), who is Chairman of the Board and main owner in Uniflex. However, four board members and one senior executive have financial interests in the Company as a consequence of their shareholdings. Given Björn Örås' equal shareholdings in both Poolia and Uniflex, he is not deemed to have any conflicts of interest of such a nature that Björn Örås should decline to participate in the handling of issues related to the Merger by Poolia's Board of Directors. However, with respect to Uniflex, Björn Örås and Jenny Pizzignacco have, given their shareholding in both Uniflex and Poolia, chosen to abstain from participating in Uniflex' Board of Directors' handling of and decision regarding the merger plan (and documents pertaining thereto) and the statement by the Board of Directors pursuant to the Takeover rules.
E.5	**Seller of securities and lock up agreement**	Not applicable. The Merger involves no sales of shares or lock-up agreement.
E.6	**Dilution effect**	The new issue in connection with the Merger will result in the number of shares in the Company increasing by 29,514,872 (of which 6,840,485 are class A shares and 22,674,387 are class B shares) in total 46,636,868 shares (of which 10,864,300 are class A shares and 35,772,568 are class B shares), corresponding to a dilution of approximately 63.3 per cent of the capital and 63.1 per cent of the votes following the issuance of the new shares.
E.7	**Expenses borne by investors**	Not applicable. Commission is not payable.

RISK FACTORS

A number of factors affect, and may affect, the business of Poolia and the Merged Company. There are risks with respect to circumstances related to Poolia and the Merged Company and also risks which lack any direct connection to Poolia and the Merged Company, but which affect the industries in which Poolia operates and the Merged Company will operate. Presented below is a description of certain risk factors which the Boards of Directors of Poolia and Uniflex believe may be of major importance for Poolia and the Merged Company or for an investment in Poolia's class B shares. The risk factors are not listed in any ranking and the description does not purport to be comprehensive; however, the Boards of Directors of Poolia and Uniflex believe these risks to be the most significant ones. Accordingly, there may be other risks which to a greater or lesser extent may be of importance for the business of Poolia and the Merged Company. In addition to the risk factors stated below and other possible risks, readers of this document should also carefully note other information in the information document. The occurrence of any of the risks below may have a material adverse impact on the business, financial position and earnings of Poolia and the Merged Company. In such case, the price of Poolia's class B shares may fall and shareholders may lose all or parts of their invested capital. In this section 'Poolia' means the Company, the Group and/or the Merged Company, depending on the context.

This document contains forward-looking statements which are based on assumptions and estimates and which are associated with risks and uncertainty factors. Poolia's actual results may differ materially from that which is foreseen in these forward-looking statements due to a large number of factors, including the risks described in the section below and elsewhere in this document.

Risks related to Poolia and its business

Industry and market-related risks

Demand for the services that Poolia provides may diminish in the event of fluctuations in the economy

Similarly to many other businesses, Poolia's business is dependent on the general state of the economy. Demand for services such as temporary staffing and recruitment is sensitive to changes in the state of the economy, irrespective of whether an upturn or downturn is involved.

There is a risk that changes in the state of the economy will have a material negative impact on Poolia's business, financial position and earnings, *inter alia* due to the specific rate of change and the specific markets that are affected by the relevant change in the state of the economy.

The staffing industry is highly competitive with few barriers to entry

The staffing industry is fragmented and competitive, with few barriers to entry. Poolia competes on a local and international level with both specialised companies as well as full service companies within the staffing industry. In addition, the Company competes with Internet-based companies. As a consequence of the few barriers to entry, it is relatively common in the industry for employees to decide to terminate their employment and instead start up their own business. However, there are certain barriers to entry to large businesses; for example, clients often demand specific certification and there are demands for a functioning distribution apparatus. A number of competitors possess substantial financial resources and marketing resources. There is clear price competition in the staffing business and the Company is experiencing increased price pressure from competitors and

clients within certain areas. Poolia expects that competition will continue to be strong in the future. It is possible that competition will increase due, for example, to challenging economic conditions and additional pressure to reduce costs, *inter alia* from clients. This may lead to a deterioration in Poolia's ability to retain existing and/or attract new clients. As a consequence thereof, Poolia might possibly experience difficulties in maintaining, or increasing, its market share and the Company's margins may be adversely affected. This may have a material adverse impact on Poolia's business, financial position and earnings.

Poolia is exposed to risks regarding changes in legislation and regulations as well as political decisions

The staffing industry is regulated in Germany, where Poolia operates. In Germany, more stringent rules concerning temporary staffing have recently been introduced through certain legislative measures. There is a risk that even stricter rules might be introduced in Germany. There is also a risk that other countries in which Poolia operates will enact laws and regulations relating to, for example, the labour market, state participation, foreign ownership or restrictions on certain types of services which Poolia currently provides, or require Poolia to procure licences for the provision of staffing services. Changes in legislation or regulations in any of the jurisdictions in which Poolia operates may have a material adverse impact on Poolia's business, financial position and earnings.

Business-related risks

Poolia's success depends on the Company's ability to attract and retain skilled personnel

Poolia's success depends on the Company's ability to attract and retain personnel who possess necessary knowledge and experience to meet the staffing requirements of the Company's clients. Due to a lack of talented personnel within certain sectors and strong competition, it is a challenge to provide clients with skilled and suitable personnel. Poolia is required to regularly assess and upgrade its selection of skilled personnel in order to keep up with the changes that are taking place at clients and the growth of new technologies. There is intensive competition for individuals who possess documented professional knowledge or special industry knowledge, particularly when there is strong demand for such individuals. The key to retaining personnel lies in the ability to offer successive assignments with attractive salaries, as well as training to improve the knowledge and qualifications of the personnel. There are, however, no guarantees that skilled personnel will continue to be available to Poolia to a sufficient extent and on acceptable terms. Should Poolia fail to attract and retain skilled personnel, there is a risk that Poolia will be unable to conduct its business in a qualitative and effective manner or to achieve its operating and financial goals. This, in turn, might have a material adverse impact on Poolia's business, financial position and earnings.

Poolia is dependent on permits to conduct its business in Germany

Poolia is dependent on maintaining permits in order to conduct its business in Germany. There is a risk that permits necessary for the business might not be retained.

In the event a permit is limited or is not retained, this may have a material adverse impact on Poolia's business, financial position and earnings.

Poolia is dependent on recruiting and maintaining certain key individuals

Poolia is dependent on certain key individuals, both in the Company's management and within subsidiaries. There is a risk that one or more key individuals will leave Poolia on relatively short notice. In the event Poolia fails to retain such individuals and/or fails to recruit suitable replacements for them or new skilled key individuals going forward, this may have a material adverse impact on Poolia's business, financial position and earnings.

Poolia's business can be adversely affected by industrial conflicts

Most of the employees in Poolia's subsidiaries are covered by collective agreements. It is of key importance for Poolia to maintain good relations with its employees. As of the date of this document there are no significant disputes or differences of opinion with relevant trade unions, and the relations between Poolia and its unions are considered to be good. There is, however, a risk that disputes and differences of opinion may arise, which might result in strikes or other disruptions. There is also a risk that, upon the expiry of collective agreements, subsidiaries are unable to enter into new collective agreements on satisfactory terms, without strikes or similar conflict measures. Such industrial conflicts may have a material adverse impact on Poolia's business, financial position and earnings.

Poolia can also suffer material adverse consequences from industrial conflicts that do not directly involve Poolia and are beyond Poolia's control, for example strikes. Such events may lead to disruptions in Poolia's business and detrimentally affect its reputation, increase its costs or otherwise have a material adverse impact on Poolia's business, financial position and earnings.

Poolia is dependent on well-functioning IT systems that are compatible with applicable data protection legislation

Poolia is dependent on various IT systems and, in addition, on related processes functioning without hindrance and without disruption. To a certain extent, Poolia processes sensitive information. There is a risk that Poolia's systems may be affected by outages or disruptions, *inter alia* due to hacking, intrusion, data virus, software errors or human factors. Relevant personnel and Poolia will suffer material damage in the event such information falls into the wrong hands. Poolia is also subject to data protection legislation and, despite security measures, there is a risk that data confidentiality may be jeopardised. This may result in increased costs for compliance, claims in damages and default fines, reduced

competition as well as lost business opportunities. It may also have a material adverse impact on Poolia's reputation and on its business, financial position and earnings.

The staffing business is characterised by a large number of framework agreements

Within the staffing industry, in which Poolia operates, many larger clients choose to regulate business relations with suppliers, such as Poolia, through framework agreements containing regulations regarding prices, services and various other obligations. There is a risk of Poolia's clients generally reducing their purchased volumes within the scope of framework agreements. This may have a material adverse impact on Poolia's business, financial position and earnings.

Poolia is exposed to risks related to contracts and possible liability in damages

There is a risk that the staff that Poolia provides to its clients will cause claims in damages from clients or third parties. In relation to certain clients Poolia has undertaken to hold the customer in question harmless and, in certain cases, such an undertaking also applies to a third party. Poolia's insurance cover is not always sufficient to cover possible claims in damages. Claims in damages which exceed Poolia's insurance cover can, if successful, have a material adverse impact on Poolia's business, financial position and earnings.

New technologies or online business models may challenge Poolia's business model

Certain aspects of the business model and the services currently provided by Poolia are being challenged by new technologies and/or services that are available on the Internet. This includes, for example, networks such as social networks and/or professional business-related networks and online job databases, factors which may make it easier for job applicants and potential employers to find each other more effectively without the need for services provided by an agency or intermediary. This may have a material adverse impact on Poolia's business, financial position and earnings.

Poolia may be forced to discontinue or convert parts of its business and may thereby incur costs

Poolia may be forced to discontinue or convert large or small parts of its business in the event any entity or business segment proves to be less successful than Poolia had anticipated. Such restructurings usually require lead times extending over several years and it is uncertain whether Poolia will be able to quickly release itself from costs related to a relevant entity or business. Thus, despite upon an already decided discontinuation, Poolia may continue to be bound by underlying leases without the possibility of termination or subletting. Thus, during a certain period of time after a relevant entity or business has been discontinued Poolia may continue to incur expenditures relating to, for example, premises and personnel, which may have a material adverse impact on Poolia's business, financial position and earnings.

There is a risk that Poolia may need to revalue goodwill and other intangible assets

Goodwill and other intangible assets account for a limited part of Poolia's balance sheet. As of 31 December 2017 the Company's goodwill and other intangible assets amounted to SEK 24.9 million. The Company carries out normal tests regarding impairment of goodwill and other intangible assets once per year, but more often if the need exists. Poolia monitors relevant circumstances that affect the Company's business and the Company's general financial situation and the possible impact of such circumstances on the valuation of the Company's goodwill and other intangible assets. Changes to such circumstances, or of the factors which the Company takes into account in its assessments, assumptions and estimates in connection with the valuation of goodwill and other intangible assets may, in the future, require the company to write down goodwill and other intangible assets. Impairment of goodwill and other intangible assets, and impairment charges associated therewith, may have a material adverse impact on Poolia's business, financial position and earnings.

Risks related to changed accounting principles

Poolia's business is affected by the accounting rules applied in Sweden, including International Financial Reporting Standards as adopted by the EU ("**IFRS**"), which are applied in the preparation of Poolia's consolidated financial statements. Thus, Poolia's accounting and financial statements in the future may be affected by, and may need to be adapted to, changed accounting principles or changed application of such accounting principles.

New accounting principles in the form of, e.g. IFRS 16 (Leasing) enter into force with respect to financial years beginning on 1 January 2019 or later. IFRS 16 contains new principles for reporting, valuation, classification and presentation of leases. According to current rules, lease payments are reported as an operating expense and included in external expenses. IFRS 16 entails, in brief, that operating leases with terms in excess of one year are to be reported instead as an asset on the balance sheet based on a discounted present value of future payments. Corresponding amounts are reported as a liability. Depriciation will take place in the income statement over the useful life of the asset, which normally corresponds to the length of the lease, and interest expenses.

For Poolia, these new accounting principles enter into force in the financial year commencing 1 January 2019. The Company is currently in the process of analysing the effects of these new accounting principles.

Changes to accounting principles or changed application of such accounting principles might lead to uncertainty concerning Poolia's accounts, financial reporting and internal controls, and might even affect Poolia's audited earnings, balance sheet and equity, which may have a material adverse impact on Poolia's business, financial position and earnings.

Continuous unfavourable conditions on capital markets may affect Poolia's liquidity
Crises on financial markets may result in severe downturns on equity markets and debt instrument markets, with generally lower liquidity and greater volatility as a consequence. Continuous liquidity restrictions may result in an increase in Poolia's costs of capital. Any strains on liquidity may impact on Poolia's business through its ability to make payments on time to employees, creditors, shareholders and other persons affected, which may for example lead to breaches of contract, the risk of distribution of negative rumours and potential claims in damages. This may have a material adverse impact on Poolia's business, financial position and earnings.

Risks related to financing
Poolia is subject to risks related to financing
Poolia's and Uniflex' external financing primarily comprises two overdraft facilities of SEK 40 million and SEK 20 million respectively. As of 31 March 2018 the overdraft facilities were drawn in the amount of SEK 27.4 million and SEK 0 million respectively. There is a risk that, in the event additional financing must be obtained, Poolia will be unable to secure such financing on acceptable terms or at all. Factors such as market conditions, the general availability of loans and Poolia's credit rating affect access to further financing and the possibility for refinancing. In addition, access to further financing and refinancing depends on Poolia's lenders having a positive view as regards Poolia's long-term and short-term financial prospects and financial position in general. Disruptions and uncertainty on the capital and credit markets can also limit access to capital. These factors may have a material adverse effect on Poolia's business, financial position and earnings. However, Poolia's Board of Directors makes the assessment that existing working capital is sufficient to cover the Company's needs during the coming twelve-month period.

Poolia is exposed to interest-rate risks to a certain extent
'Interest rate risk' means the risk that changes in market rates will adversely affect the Group's net interest income. The Group's interest rate risk exposure was limited on 31 December 2017. Poolia does not have any holdings of interest-bearing financial liabilities other than the two granted overdraft facilities (in Poolia and Uniflex respectively) of SEK 40 million and SEK 20 million respectively (of which SEK 27.4 million and SEK 0 million were drawn as of 31 March 2018), and interest-bearing financial assets primarily comprise unrestricted bank funds.

Poolia has not entered into any agreements or other arrangements regarding hedging of changes in interest rates. Major changes in applicable interest rate levels might thus have an adverse impact on Poolia's earnings and cash flow. Market rates may be changed as a reaction to various factors beyond Poolia's control, including guidelines from public authorities and central banks. A large increase in prevailing market rates might result in an increase in Poolia's interest obligations, which might have a material adverse impact on Poolia's business, financial position and earnings.

Poolia is exposed to credit and counterparty risks
'Credit and counterparty risk' means the risk that the counterparty to a transaction will be unable to wholly or partially discharge its obligations within the scope of the transaction and will thereby cause Poolia to incur a loss. Poolia is exposed to credit and counterparty risk in the event surplus liquidity is invested in financial assets. In order to limit the counterparty risk, essentially counterparties are accepted only with a high credit rating in accordance with the adopted finance policy.

Even if the commercial credit risk within Poolia is limited, there is nevertheless a risk that the creditworthiness of counterparties will deteriorate and that they will be unable to discharge their obligations to Poolia. If Poolia's measures to minimise the credit risk are insufficient, or if one or more counterparties find themselves in financial strain, this may have a material adverse impact on Poolia's business, financial position and earnings.

Poolia is exposed to currency risks
'Currency risk' means the risk that exchange rate movements adversely impact Poolia's earnings. Poolia's currency exposure arises from inter-group financing and the translation of foreign subsidiaries' balance sheets and income statements into Swedish kronor. Translation exposure refers to translation from Euro, Danish kronor and Norwegian kronor. Poolia's financial policy stipulates that translation exposure shall not be hedged.

Legal risks and risks related to taxes
Poolia may become the subject of various disputes and legal proceedings with third parties
Future legal proceedings, disputes and processes may have a material adverse impact on Poolia. In certain proceedings, the counterparty may claim damages and other sanctions which, if they are paid or imposed, lead to expenses for Poolia, with an adverse impact on the Company's financial position and earnings as a consequence. In connection with such proceedings, Poolia may also incur major expenses that are not covered by insurance.

Although Poolia is not involved in any dispute or proceedings of a material nature as of the date of this document, there is a risk of such disputes or proceedings arising going forward and thereby having a material adverse impact on Poolia's financial position and earnings. In the event Poolia becomes drawn into disputes, Poolia's reputation may also be damaged, even if the financial consequences need not be significant. There is also a risk of various types of disputes preventing Poolia's employees from discharging their customary work duties, with a consequential adverse impact on the business.

Poolia is dependent on entering into and maintaining requisite insurance contracts
Poolia maintains insurance cover for the business, including cover for, *inter alia*, damage to property, outages, damages, legal aid, accidents, pure economic crimes, business travel, as well as insurance cover for the CEO and board members. Nevertheless, Poolia may be affected by claims that exceed or are not covered by existing insurance policies. For example, this may be the case regarding temporary personnel that work for clients in relation to whom Poolia's liability is not restricted through contracts. In certain cases liability is not limited in relation to third parties. Furthermore, damage may cause the Company's insurance premiums to rise, even if damage is covered by the insurance. There is a risk that, in the future, Poolia will be unable to acquire or maintain liability insurance on acceptable terms or at all. In the event Poolia has insufficient insurance cover or if insurance premiums rise significantly, this may have a material adverse impact on Poolia's business, financial position and earnings.

Poolia may become liable to pay fines or damages in respect of incorrect processing of personal data
Poolia processes and stores a large volume of various data in both electronic and physical form, including a large volume of personal data, some of which is sensitive for the persons involved. The manner in which such personal data is handled was previously governed by the Personal Data Act (1998:204).

A new General Data Protection Regulation has been adopted by the EU and it is applicable since 25 May 2018. The Regulation has now replaced the Swedish Personal Data Act. The Regulation contains a large number of provisions that were already in the Personal Data Act, but the Regulation also includes a large number of new provisions and changes compared with earlier rules. *Inter alia*, new rules require that personal data breaches be reported and rules have been introduced which strengthen the protection of privacy for individuals. The Regulation also includes tougher sanctions in the event of non-compliance with the new rules. *Inter alia*, supervisory authorities have been given the right, in the case of violations of certain rules, to impose administrative fees up to a maximum of either €20 million or 4 per cent of the global annual turnover of the company in question, whichever is higher. In addition, individuals who have suffered tangible or intangible damage as a consequence of a violation of the General Data Protection Regulation are entitled to claim damages from the controller or processor of personal data.

The Swedish Data Protection Authority is the supervisory authority tasked with monitoring compliance with relevant provisions.

Poolia has implemented necessary internal guidelines regarding the processing of personal data. In the event Poolia were nevertheless to fail to comply with applicable rules, Poolia may be liable to pay damages or fines, which might have a material adverse impact on Poolia's business, financial position and earnings.

Poolia's tax situation may deteriorate in the event Poolia's former or current position on tax issues proves to be incorrect
Poolia conducts its business through a number of subsidiaries in, among other countries, Sweden and Germany. Poolia's handling of tax issues is based on interpretations of applicable tax law, tax treaties and other tax regulations, as well as position papers from the tax authority. In addition, Poolia regularly obtains advice from independent tax advisers on these issues. From time to time, Poolia is subject to tax audits and reviews. There is a risk that tax audits and reviews may result in any company in the Group incurring additional tax or being denied deductions made, for example with respect to previously conducted financing or intra-group reorganisations. In the event Poolia's interpretation of tax legislation, tax treaties and other tax regulations or the application thereof is incorrect, or if one or more authorities successfully make adverse tax adjustments with respect to an entity within the Group, or if applicable laws, agreements, regulations and interpretations thereof or the administrative practice in relation thereto is changed, possibly with retroactive effect, Poolia's previous and current handling of tax issues may be called into question. If tax authorities successfully assert such claims, this may lead to an increased tax expense, including tax surcharges and interest expenses, which may have a material adverse impact on Poolia's business, financial position and earnings.

Changes in tax legislation may increase Poolia's tax expenses or otherwise have a material adverse impact on Poolia
In June 2014 the Corporate Tax Committee presented a proposal to the Swedish government concerning the introduction of a new system for corporate taxation in Sweden (SOU – Neutral corporate tax – for increased efficiency and stability). The Committee presented a main proposal and an alternative proposal. It was announced in the autumn budget bill in 2015 that the Committee's proposals are the subject of further consideration by the government and that any legislation will be based on the Committee's alternative proposal. According to the Committee's alternative proposal, the corporate tax rate would be reduced and deductions for a corporate group's financial net expenses would be limited to 20% of a deduction basis based on operating profit (EBIT). As of the date of this document no entry into force has occurred. In July 2016 the Council of the European Union adopted a directive comprising binding minimum tax rules against tax avoidance, which are to be implemented by the Member States not later than 31 December 2018. Under the directive, deductions for a taxpayer's financial net expenses will, as a starting point, be limited to 30 per cent of EBITDA, with the possibility for the Member States to introduce certain exemptions. The Swedish government is expected to take the directive into account in the internal legislative process. In a memorandum from the Ministry of Finance called *New tax rules for the corporate* sector from June 2017 a number of changes were proposed to Swedish tax legislation, including a general interest deduction limitation rule in the form of an

EBIT or EBITDA rule which will cover interest on all loans. In light of the proposals of the Corporate Tax Committee, the Council's directive and the Ministry of Finance's proposals, on 3 May 2018 the government presented a bill (2017/18:245 – *New tax rules for the corporate sector*) in which, *inter alia*, it is proposed that the corporate tax is decreased to 20,6 per cent in two steps up until 2021,that a general restriction on interest deductions be introduced in accordance with an EBITDA rule with a 30 per cent scope for deductions as well as an alternative simplified rule where the amount limit is set at SEK 5 million. It is proposed that the proposals enter into force on 1 January 2019. The Swedish Parliament adopted the bill on 14 June 2018.

Poolia's net financial expenses are, in this respect, at present limited compared with EBITDA. If, at the time of the introduction of legislation based on the Committee's alternative proposal or the directive adopted by the Council of the European Union, Poolia's financial net expenses were to constitute a significant amount relative to the business' EBITDA, or if any other further limitation on the right of deduction for interest expenses is introduced in Sweden, Poolia's tax expense may increase and this may have a material adverse impact on Poolia's business, financial position and earnings.

Since laws, contracts and other regulations concerning taxation, as well as other fiscal charges, have historically been the subject of repeated changes and adjustments, additional changes can be expected going forward where Poolia operates, perhaps with retroactive effect. All such changes may have a significant impact on Poolia's tax and may have a material adverse impact on Poolia's business, financial position and earnings.

Changes to employment law regulations may have a material adverse impact on Poolia's business

Poolia uses various types of forms of employment, such as temporary employment and open-ended employment. Poolia's temporary staffing business is thus dependent on the employment law rules and applicable collective agreements in those countries in which Poolia conducts business allowing individuals to be employed on the terms and conditions and during the periods applicable to Poolia's assignments. In the event the regulations were to change in a manner which impedes the effective conduct of Poolia's business, this may have a material adverse impact on Poolia's business, financial position and earnings.

Risks related to the Merger

Failure to complete the Merger

Both Poolia and Uniflex run the risk of adverse consequences in the event the Merger is not completed. For example, the share prices for both companies may fall sharply. A large part of the costs associated with the Merger must be paid irrespective of whether or not the Merger is completed. In the event completion of the Merger is unsuccessful, Poolia's and Uniflex' current and future employees may experience uncertainty with respect to the merger of the two companies and choose to discontinue their employment. Even if the Merger is completed there is a risk that Poolia's and/or Uniflex' current employees will choose to discontinue their employment. The discontinuation of such employment may, in the event the Merger is not completed, have a material adverse effect on the business of both Poolia and Uniflex and, if the Merger is completed, may have an adverse effect on Poolia's business.

Change of control provisions in agreements

Some of Poolia's and Uniflex' agreements contain change of control clauses, whereby the other party is formally entitled to terminate the agreement in question as a consequence of the Merger. In the event agreements were to be terminated, this may have a material adverse impact on Poolia's business, financial position and earnings.

Risks associated with Poolia's shares

Stock market risks and volatility

In addition to Poolia's earnings, the share price of Poolia's class B shares is dependent on a number of factors which Poolia cannot influence. Such factors may for example comprise the economic climate, the general stock market climate, market interest rates, capital flows, political uncertainty or market behaviour and/or changed views on the market regarding Poolia's business, prospects, financing solutions or the proposed Merger. Thus, it cannot be ruled out that an investor will make a loss upon sale of the shares. Stock markets in general may be subject to significant volatility with respect to price and turnover.

In addition to the risk factors addressed above, the share price and transaction volume for Poolia's shares may be affected by:

- factors beyond Poolia's control, for example changes in regulations that adversely affect Poolia's business;
- Poolia's success or setbacks regarding business strategies and prospects;
- Actual or anticipated changes in Poolia's financial position or earnings;
- public disclosure of strategic changes, acquisitions or other events of importance for Poolia or its competitors;
- general market conditions and changes in the global financial market and global economies, as well as changed general market conditions, such as interest rates or exchange rates and share prices as well as the value of financial assets;
- the level of Poolia's debt;
- future revenue;
- new issues of shares; and
- changes to, or Poolia's inability to live up to, equity research analysts' expectations.

Future issues may affect the price of Poolia's class B shares and lead to dilution

In the future Poolia may seek capital by issuing additional shares or other securities. Such an issue may adversely affect the price of Poolia's class B shares and lead to a dilution of economic rights and voting rights in the event the issue is carried out without pre-emption rights for the existing shareholders. Even if the timing and conditions for any future issues depend on market conditions at the time of the issue, the Company is unable to predict or estimate amounts, the time or conditions for any future issues. Consequently, shareholders of Poolia shares should take into account the risk that future issues may reduce the price of the class B shares and/or dilutes their shareholdings in Poolia.

Sale of large blocks of shares may adversely affect the share price

The price for Poolia's class B can fall if there are large-scale sale of shares in the Company, particularly sales by the Company's board members, senior executives and major shareholders or if the market forms the impression that such a sale will take place.

None of Poolia's major owners are under any obligation to maintain their shareholding, and thus there are no warranties that major shareholders will retain their current shareholding in Poolia.

Possible future dividends depend on a multiplicity of factors and may vary

The size of possible future dividends from Poolia depends on a number of factors, such as needs for re-investments to maintain high quality operations and financing future growth, future profits, financial position, cash flow, the need for working capital, political decisions as well as other factors. There is a risk that Poolia will not have sufficient distributable funds to carry out dividends at all or to the extent that the shareholders expect. There is also a risk that Poolia and/or its major shareholders may, for various reasons, prevent or restrict future dividends. In the event no dividends are issued, any return for investors will depend solely on the future share price performance.

Exchange rate differences may affect the value of holdings or paid dividends

Poolia's class B are, and will be, only listed in SEK and any future dividends will be paid in SEK. In the event SEK diminishes in value against foreign currencies, this may have adverse consequences for the value of foreign investors' shareholdings in Poolia and any dividends received. In addition, such investors may incur transaction costs for converting SEK to another currency.

Shareholders with significant influence over Poolia might be able to exercise such influence in a manner which is not in the interests of other shareholders, and the ownership structure may give rise to illiquid trading

Björn Örås is the main owner in both Poolia and Uniflex, with approximately 42.5 per cent of Poolia's capital and approximately 70.4 per cent of Poolia's votes, as well as 41.0 per cent of Uniflex' capital and 69.4 per cent of Uniflex' votes. After the Merger, Björn Örås will control approximately 41.6 per cent of Poolia's capital and approximately 69.8 per cent of Poolia's votes. Björn Örås is also Chairman of the Board of both Poolia and Uniflex and it is proposed that he shall continue to serve as Chairman of the Board of Poolia following completion of the Merger. Consequently, Björn Örås will continue to exercise a significant influence in Poolia, both on a board level and regarding issues which are referred to the Company's shareholders for approval, such as election of board members, any mergers, alterations to the Company's articles of association, new issues and dividends. There are no guarantees that Poolia's main owner might not have interests which differ from those of other shareholders, or compete with them, and is able on such issues to exercise his controlling influence in a manner which is not in the interests of other shareholders.

Due to Björn Örås' influence, there is a risk that the trading in Poolia's class B shares becomes illiquid.

THE MERGER

This section should be read together with the Merger Plan and the auditor's statements, which constitute part of the information document. On 4 June 2018 the Boards of Directors of Poolia and Uniflex publicly announced a proposal for a statutory merger of the companies. The Boards of Directors have unanimously decided on the structure of the Merger in the joint Merger Plan. The Merger will be implemented with Poolia as transferee company and Uniflex as transferor company. The exchange ratio entails that each share of class A in Uniflex will be exchanged for 1.7 new shares of class A in Poolia and each share of class B in Uniflex will be exchanged for 1.7 new shares of class B in Poolia. A Uniflex shareholder who owns 100 shares of class A will thus receive 170 new shares of class A in Poolia. A Uniflex shareholder who owns 100 shares of class B will thus receive 170 new shares of class B in Poolia.

BACKGROUND AND REASONS

Poolia and Uniflex operate within the staffing industry offering temporary staffing and permanent placement services and were part of the same group until 2004. Poolia offers temporary staffing and permanent placement of white collar staff while Uniflex mainly offers temporary staffing of blue collar staff. Despite the differences in the service offerings and segments, the companies operate to a large extent towards the same customer target group. The companies therefore supplement each other well and a combined Poolia and Uniflex will be able to offer its customers a complete offering of services, which has become an increasingly important factor, especially for larger customers. At the same time, Poolia and Uniflex can retain the benefits of their respective brands, skills and strategic focus.

The Boards of Directors of Poolia and Uniflex[1] have investigated the prerequisites for a merger between the companies and believe that this would bring mainly the following benefits for the shareholders of each company:

Strength and competitiveness and revenue synergies

A merger between Poolia and Uniflex enables a close cooperation in a number of areas to strengthen the competitiveness. One such area is enhanced sales capabilities and increased upselling to existing customers, especially large customers under framework agreements. Furthermore, there is potential for penetrating local markets, for example by taking advantage of offices at locations where only one of the companies is present today. A nationwide presence in Sweden strengthens the position in procurements, both in the private and public sectors. The Merger also enables increased efforts in digitalising the operations.

In the medium term, the revenue synergies are estimated to have a positive annual effect on the operating profit of approximately SEK 10 million.

1) As stated in the section "*Information about Uniflex – Board of Directors, group management and auditors – conflicts of interest*", Björn Öräs and Jenny Pizzignacco have, given their shareholding in both Uniflex and Poolia, chosen to abstain from participating in Uniflex' Board of Directors' handling of and decision regarding the Merger Plan (and documents pertaining thereto).

Increased cost efficiency

The Merger is also expected to entail benefits from economies of scale and cost synergies of about SEK 20 million annually, with the full annualised run rate effect from autumn 2019. The cost synergies are expected to primarily consist of reduced costs associated with listing, finance, accounting, central administration, management and Board of Directors as well as other central costs.

Transaction costs and non-recurring costs in order to realise synergies are expected to amount to approximately SEK 20 million, most of which the majority will encumber 2018 earnings of the companies.

More attractive workplace

Employees are, together with the customer base, by far the most important asset of Poolia and Uniflex. The Boards of Directors of Poolia and Uniflex are of the opinion that a merged company creates a stronger base, greater focus on and an increased ability to grow with a broader customer offering and increased geographical coverage. Thereby increased resources for development and career opportunities for the personnel will be created. Retained market organisations and brands also ensure stability for both customers and employees.

More attractive investment alternative

With a combined market capitalisation of approximately SEK 570 million, calculated as per 1 June 2018, and a clear logic behind the Merger, the merged company is expected to create an investment alternative which attracts increased interest among investors. The Merged Company's class B shares will continue to trade on Nasdaq Stockholm.

Choice of combination method

The Boards of Directors of Poolia and Uniflex are of the opinion that the Merger should be carried out as a statutory merger of the companies in accordance with the Swedish Companies Act, whereby both companies' shareholders are given the opportunity to approve the Merger at an extraordinary general meeting of each company. The Boards of Directors consider the Merger to be an appropriate manner for two companies to combine when the intention, as in this case, is that the terms of the combination in general are not to entail any transfer of value from one company to another or between the companies' shareholders. Both Boards of Directors are actively participating in the merger process.[1)]

In the Merger, Poolia is proposed as transferee company and Uniflex as transferor company.

1) As stated in the section "*Information about Uniflex – Board of Directors, group management and auditors – conflicts of interest*", Björn Öräs and Jenny Pizzignacco have, given their shareholding in both Uniflex and Poolia, chosen to abstain from participating in Uniflex' Board of Directors' handling of and decision regarding the Merger Plan (and documents pertaining thereto).

RESPONSIBILITY OF THE BOARDS OF DIRECTORS

This information document has been prepared by the Boards of Directors of Poolia and Uniflex as a basis for decisions to be taken at the extraordinary general meetings to be held in Poolia and Uniflex on 26 July 2018. Poolia's Board of Directors is responsible for the sections entitled "*The Merger – Statement by Poolia's Board of Directors*", "*Information about Poolia*" as well as Poolia's annual report for 2017, 2016 and 2015 and the interim report for 1 January – 31 March 2017, which are incorporated by reference, as well as the interim report for 1 January – 31 March 2018, which is included in its entirety in this document. Uniflex' Board of Directors is responsible for the sections entitled "*The Merger – statement by Uniflex' Board of Directors*", "*Information about Uniflex*" as well as Uniflex' annual report for 2017, 2016 and 2015 and the interim report for the period 1 January – 31 March 2017, which are incorporated through reference, as well as the interim report for the period 1 January – 31 March 2018, which is included in its entirety in this document. The Boards of Directors of Poolia and Uniflex are jointly responsible for the content of the Information Document in general.

After having taken all reasonable precautionary measures to ensure that such is the case and in accordance with the above allocation of responsibility, an assurance is hereby given that, to the best knowledge of the Boards of Directors of Poolia and Uniflex, the information contained in this information document corresponds to the actual circumstances and that nothing has been omitted which might affect its purport.

Stockholm, 9 July 2018

Poolia AB (publ)
The Board of Directors

Stockholm, 9 July 2018

Uniflex AB (publ)
The Board of Directors

METHOD FOR DETERMINING EXCHANGE RATIO

As stated in section 2 of the Merger Plan ("*The determination of the exchange ratio for the merger consideration and circumstances relevant for assessing the appropriateness of the Merger*"), the Boards of Directors of the two companies have taken several factors into account when determining a fair exchange ratio for the shareholders of both Poolia and Uniflex. The exchange ratio is primarily based on the share prices of the companies' shares of class B during different time periods leading up to the announcement as well as a valuation of the companies based on each company's earnings ability and valuation multiples for comparable listed companies.

The Boards of Directors of Poolia and Uniflex consider the Merger to be beneficial for the companies and their respective shareholders. Both Boards of Directors also consider the exchange ratio to be fair and this opinion is supported by so called Fairness Opinions obtained from financial advisors.

Poolia's Board of Directors has obtained a Fairness Opinion regarding the exchange ratio from SEB Corporate Finance and Uniflex' Board of Directors has obtained a corresponding opinion from BDO Corporate Finance.[1] SEB Corporate Finance opines in its opinion to the Board of Directors of Poolia, dated 3 June 2018, reflecting their opinion on that date, and based on the considerations made therein, that the exchange ratio is fair from a financial perspective for Poolia's shareholders. BDO Corporate Finance opines in its opinion to the Uniflex' Board of Directors of Uniflex, dated 3 June 2018, reflecting their opinion on that date, and based on the considerations made therein, that the exchange ratio is fair from a financial perspective for the shareholders of Uniflex.

Based on Poolia's volume-weighted average share price during the last month preceding 1 June 2018, which was the last trading day prior to the announcement of the Merger, the exchange ratio represents a premium of 0.8 per cent compared to the volume-weighted average share price in Uniflex during the same period. Based on Poolia's volume-weighted average share price during the last ten trading days preceding 1 June 2018, the exchange ratio represents a premium of 1.2 per cent compared to the volume-weighted average share price in Uniflex during the same period. Based on the closing share price of Poolia on 1 June 2018, the exchange ratio represents a discount of 3.7 per cent compared to the closing share price of Uniflex on the same day.

The Boards of Directors' joint assessment is that the minor deviation of the exchange ratio from the closing share price, as described above, is justified given the Boards of Directors' assessment of the companies' value based on various valuation methods, the volume-weighted average share price during the last six months as well as taking into account a relatively low liquidity in the trading in the companies' class B shares on Nasdaq Stockholm.

The shares of class A in Poolia and Uniflex, respectively, are not subject to listing.

1) The Merger is subject to the rules of Section III for Nasdaq Stockholm and Nordic Growth Market NGM issued by the Swedish Corporate Governance Board (the "**Takeover rules**"). This is because Björn Örås, who is the Chairman of the Board of Directors and the main shareholder of both companies, is considered to participate in the merger in such a manner that the rules are applicable. For this reason, Uniflex is, pursuant to the Takeover rules, obliged to obtain and publish a valuation opinion.

STATEMENT BY POOLIA'S BOARD OF DIRECTORS

Prior to the preparation of the joint Merger Plan with Uniflex, Poolia's Board of Directors has carefully assessed the effects of a merger with Uniflex.

Poolia's Board of Directors believes that the merger is based on strong industrial logic which, with a broader service offering and increased geographic presence, will strengthen the position of the companies within the staffing industry. The merged company will have an attractive business mix with temporary staffing and permanent placement of white-collar as well as blue-collar staff. The Merger will also allow for additional investments in digitalisation as well as modern technology and offer improved opportunities for employees to grow and develop.

Poolia's Board of Directors looked at a number of factors when determining a fair exchange ratio. Poolia's Board of Directors has taken into account both the current and historic market capitalisations of the companies, their business, history, outlook and financial positions. Poolia's Board of Directors has also taken into consideration information concerning the valuation of comparable listed companies.

Poolia's Board of Directors has obtained a fairness opinion from SEB Corporate Finance regarding the exchange ratio. In a written opinion dated 3 June 2018, SEB Corporate Finance has stated that the exchange ratio is fair for Poolia's shareholders from a financial perspective. SEB Corporate Finance's opinion is reproduced in the information document under "*The Merger – Fairness opinion from SEB Corporate Finance*".

In the light of the above, Poolia's Board of Directors believes that the exchange ratio, whereby each Uniflex share is replaced by 1.7 new Poolia shares, is fair.

Poolia's Board of Directors therefore unanimously recommends to Poolia shareholders that, at the extraordinary general meeting to be held on 26 July 2018, they approve the Merger Plan jointly prepared by the Boards of Directors of Poolia and Uniflex, entailing a merger between Poolia and Uniflex with Poolia as transferee companyand Uniflex as transferor company.

Stockholm 9 July 2018

Poolia AB (publ)
The Board of Directors

STATEMENT BY UNIFLEX' BOARD OF DIRECTORS

PRESS RELEASE 9 July 2018

STATEMENT FROM THE BOARD OF DIRECTORS OF UNIFLEX AB (PUBL) IN RELATION TO THE MERGER WITH POOLIA AB (PUBL)

The Board of Directors of Uniflex AB (publ) ("Uniflex") unanimously recommends the shareholders of Uniflex to, at the extraordinary general meeting of Uniflex to be held on 26 July 2018, approve the merger plan jointly prepared by the Boards of Directors of Poolia AB (publ) ("Poolia") and Uniflex.

This statement is made by the Board of Directors[1] of Uniflex pursuant to rule II.19 of the Takeover rules for Nasdaq Stockholm and Nordic Growth Market NGM, published by the Swedish Corporate Governance Board (the "Takeover rules").

Background

On 4 June 2018 the Boards of Directors of Poolia and Uniflex publicly announced a proposal for a merger of the companies. The Boards of Directors have unanimously decided on the structure of the merger in a joint merger plan. The merger will be implemented by Poolia as transferee company absorbing Uniflex. The exchange ratio entails that one Class A share in Uniflex will carry an entitlement to 1.7 new Class A shares in Poolia and one Class B share in Uniflex will carry an entitlement to 1.7 new Class B shares in Poolia.

Statement from the Board of Directors of Uniflex

Prior to preparation of the joint merger plan with Poolia, Uniflex' Board of Directors has carefully assessed the effects of a merger with Poolia.

Uniflex' Board of Directors is of the opinion that the merger is based on clear logic founded in the companies' shared history, complementary businesses and shared view as regards the business model. A merger is expected to strengthen competitiveness, increase cost efficiency and create a more attractive workplace for employees. It is not intended that, as an element in the implementation of the merger, any material changes be carried out in respect of employees or employment. In addition, the merger will also create an attractive investment alternative for the capital market.

Uniflex' Board of Directors has looked at a number of factors when determining a fair exchange ratio. Uniflex' Board of Directors has taken into account both the current and historic market

[1] Björn Örås and Jenny Pizzignacco have, given their shareholding in both Uniflex and Poolia, chosen to abstain from participating in Uniflex' Board of Directors' handling of and decision regarding the merger plan (and documents pertaining thereto) and this statement.

capitalisations of the companies, their business, history, outlooks and financial positions. Uniflex' Board of Directors has also taken into consideration information concerning the valuation of comparable listed companies.

Uniflex' Board of Directors has obtained a fairness opinion from BDO Corporate Finance regarding the exchange ratio.[1] In its written opinion dated 3 June 2018, BDO Corporate Finance has opined that the exchange ratio is fair for Uniflex' shareholders from a financial perspective.

In light of the above, Uniflex' Board of Directors is of the opinion that the exchange ratio, whereby each share in Uniflex is replaced by 1.7 new shares in Poolia, is fair.

Uniflex' Board of Directors therefore unanimously recommends the shareholders of Uniflex to, at the extraordinary general meeting of Uniflex to be held on 26 July 2018, approve the merger plan jointly prepared by the Boards of Directors of Poolia and Uniflex, entailing a merger between Poolia and Uniflex with Poolia, as transferee company, absorbing Uniflex, as transferor company.

This statement shall in all respects be governed by, and construed in accordance with, Swedish law. Any disputes arising from this statement shall be settled exclusively by the Swedish court.

Stockholm 9 July 2018
Uniflex AB (publ)
The Board of Directors[2]

For further information, please contact:

Jan Bengtsson, CEO Uniflex tel: +46 (0) 736 00 68 10

About Uniflex

Uniflex is a Nordic company that mainly offers temporary staffing services of blue collar staff. Uniflex is listed on Nasdaq Stockholm Small Cap.

This is information that Uniflex AB (publ) is obliged to make public pursuant to the EU Market Abuse Regulation and the Takeover rules. The information was submitted for publication, through the agency of the contact person set out above, at 8.00 a.m. (CEST) on 9 July 2018.

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[1] The merger is subject to the rules of Section III of the Takeover rules. This is because Björn Örås, who is the Chairman of the Board of Directors and the main shareholder of both companies, is considered to participate in the merger in such a manner that the rules are applicable. For this reason, Uniflex is, pursuant to the Takeover rules, obliged to obtain and publish a valuation opinion.

[2] Björn Örås and Jenny Pizzignacco have, given their shareholding in both Uniflex and Poolia, chosen to abstain from participating in Uniflex' Board of Directors' handling of and decision regarding the merger plan (and documents pertaining thereto) and this statement.

IMPORTANT INFORMATION

This press release does not constitute an offer to sell, or the solicitation or invitation of any offer to buy, acquire or subscribe for, any securities or an inducement to enter into investment activity, nor shall there be any sale of securities in any jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any decision with respect to the proposed statutory merger of Poolia AB (publ) and Uniflex AB (publ) shall be made solely on the basis of information to be contained in the actual notices to the extraordinary general meeting of Poolia and Uniflex, as applicable, and the information document related to the merger as well as on an independent analysis of the information contained therein.

APPROVAL AND EXECUTION OF THE MERGER

Final approval of the Merger requires that the Merger Plan is approved by shareholders representing at least two-thirds of both the votes cast as well as the shares represented at the extraordinary general meetings of Poolia and Uniflex, whereupon this majority requirement is applicable within each class of share represented at each general meeting. Extraordinary general meetings of Poolia and Uniflex will be held on 26 July 2018. Poolia's extraordinary general meeting will also decide on the issuance of the shares which are to constitute the merger consideration, the alterations to the articles of association which are an element in the implementation of the Merger, and election of a new Board of Directors to take office in connection with the registration of the Merger.

Once the extraordinary general meetings of Poolia and Uniflex have approved the Merger Plan, certain procedures related to creditors are stipulated by the Swedish Companies Act (2005:551) (the "**Companies Act**"). Those procedures include notification to Uniflex' known creditors and the issuance of notice by the Swedish Companies Registration Office summoning Uniflex' known and unknown creditors. The Merger procedure is expected to be completed on 31 October 2018 at the earliest. Once the Merger has been registered at the Swedish Companies Registration Office, Uniflex' shareholders will receive shares in Poolia without needing to take any measures.

The final date for trading in Uniflex' shares on Nasdaq Stockholm is expected to be the day which occurs three trading days prior to the registration of the Merger at the Swedish Companies Registration Office, and the first day of trading in the new Poolia class B shares which constitute merger consideration is expected to be the first trading day after registration of the Merger.

Uniflex will be dissolved and its assets and liabilities will pass to Poolia upon registration of the Merger at the Swedish Companies Registration Office. This is expected to take place not earlier than 31 October 2018. The companies will, as early as possible, publish the day on which the Swedish Companies Registration Office will register the Merger.

The new Poolia shares which are issued as merger consideration will carry an entitlement to dividends for the first time on the record date for dividends which occurs immediately after the new shares had been registered at the Swedish Companies Registration Office.

Indicative timetable

4 June 2018	Announcement of the Merger
10 July 2018	Publication of the information document
20 July 2018	Record date for participation at Poolia's and Uniflex' respective extraordinary general meetings
20 July 2018	Final date for notice of participation at Poolia's extraordinary general meeting
23 July 2018 (12 noon)	Final date for notice of participation at Uniflex' extraordinary general meeting
13 July 2018	Publication of interim report (Uniflex)
26 July 2018	Extraordinary general meetings held in Poolia and Uniflex
27 July 2018	Publication of interim report (Poolia)
30 July 2018	Notice to Uniflex' known creditors
31 July 2018	Application to the Swedish Companies Registration Office to execute the Merger Plan
7 August 2018 – 7 October 2018	Notice summoning Uniflex' known and unknown creditors
11 October 2018	The Swedish Companies Registration Office grants authorisation to execute the Merger Plan
26 October 2018	The last day of trading in Uniflex' shares
31 October 2018	The Swedish Companies Registration Office registers the Merger and the issuance of new Poolia shares
1 November 2018	The first day of trading in the new class B Poolia shares which constitutes the merger consideration on Nasdaq Stockholm
2 November 2018	New shares accessible on securities accounts

MERGER TERMS, GENERAL MEETINGS OF SHAREHOLDERS AND APPLICABLE LAW

Merger terms

Merger consideration

As stated in the Merger Plan, each share of class A in Uniflex will be exchanged for 1.7 new shares of class A in Poolia and each share of class B in Uniflex will be exchanged for 1.7 new shares of class B in Poolia. A Uniflex shareholder who owns 100 shares of class A will thus receive 170 new shares of class A in Poolia. A Uniflex shareholder who owns 100 shares of class B will thus receive 170 new shares of class B in Poolia. Each class A Poolia share carries an entitlement to one vote at general meetings. Each class B Poolia share carries an entitlement to one-fifth (1/5) of a vote at general meetings. All shares carry equal rights to Poolia's profits and assets.

Issuance of merger consideration

The Merger is, *inter alia*, conditional on Poolia's extraordinary general meeting resolving on the issuance of not more than 6,840,485 new class A shares and not more than 22,674,387 new class B shares, each share with a quotient value of SEK 0.2, which shall constitute merger consideration. As of the date of this document, Poolia's share capital amounts to approximately SEK 3,424,399 and, through the Merger, this will increase by approximately SEK 5,902,975 to SEK 9,327,374, representing an increase of approximately 172% of the share capital before the new issue. The dilution effect of 29,514,872 shares corresponds to approximately 63.3% of the share capital and approximately 63.1% of the votes following the issuance of the new shares.

Only whole shares in Poolia will be paid as merger consideration to Uniflex' shareholders. Poolia and Uniflex will instruct SEB to aggregate all fractions of class B shares in Poolia ("**Fractions**") which do not entitle the holder to a whole class B share in Poolia as merger consideration and thereafter sell these shares on Nasdaq Stockholm. The settlement of the sales proceeds from the sale of shares that correspond to the Fractions will be performed by SEB and the sales proceeds will thereafter be paid to those entitled thereto in proportion to the value of the Fractions held by them immediately prior to the sale. This payment shall at the latest be made ten business days after sale of the Fractions. In the event the consolidated number of Fractions does not correspond to a whole number of shares, Poolia will contribute corresponding amounts in cash, i.e. not more than an amount corresponding to the average sales price for one share in conjunction with the aforementioned sale.

Persons entitled to receive merger consideration will be those who are entered in Uniflex' share register on the date of the final registration of the Merger at the Swedish Companies Registration Office.

Costs

No commission will be charged for the exchange of shares in connection with the implementation of the Merger.

Undertakings regarding the period prior to the merger

Poolia and Uniflex have undertaken to, until the day of the registration of the Merger is with the Swedish Companies Registration Office, carry on their respective businesses operations in a customary manner. Further, Poolia and Uniflex have undertaken not to, without prior written consent of the other company:

(a) decide on, or pay any dividend or other distribution to shareholders;

(b) issue shares or other securities (with the exception of the newly issued shares which shall constitute merger consideration);

(c) acquire, dispose or agree to acquire or dispose any material[1)] shareholdings, operations or assets;

(d) enter into or amend any material contracts or other arrangements or incur any material indebtedness, other than in the respective company's ordinary course of business; or

(e) amend the articles of association, with the exception of amendments which are a part of the implementation of the Merger

The parties also undertake to take all necessary actions required in order to complete the combination on the terms set out in the Merger Plan.

Conditions for implementation of the Merger

The implementation of the Merger is conditional upon:

(i) that a shareholders' meeting in Poolia approves the Merger plan, approves the board of directors' decision regarding issuance of the consideration shares for the merger, resolves upon the amendments of the articles of association which are a part of the implementation of the Merger and resolves upon the appointment of a new Board of Directors to accede in connection with the registration of the Merger at the Swedish Companies Registration Office;

(ii) that a shareholders' meeting in Uniflex approves the Merger Plan;

(iii) that all permits and approvals from the authorities that are necessary for the Merger have been obtained on terms that are acceptable for Poolia and Uniflex, in the opinion of each respective Board of Directors;

1) References to "material" in this item (c) and item (d) below mean that the relevant contract, asset or equivalent has a value of at least SEK 15 million for Poolia and at least SEK 25 million for Uniflex.

(iv) that Nasdaq Stockholm has admitted the Poolia class B shares that constitute merger consideration to trading on Nasdaq Stockholm;

(v) that the Merger is not in whole or in part made impossible or materially impeded as a result of legislation, court rulings, decisions by public authorities or similar; and

(vi) that neither Poolia nor Uniflex is in breach of their undertakings pursuant to items (a) and (b) in the section "*Merger terms, general meetings and applicable law – Merger terms – Undertakings regarding the period prior to the Merger*" above prior to the day of the registration of the Merger with the Swedish Companies Registration Office, and that neither Poolia nor Uniflex is in breach of its undertakings pursuant to items (c), (d) and (e) in the section "*Merger terms, general meetings and applicable law – Merger terms – Undertakings regarding the period prior to the Merger*" above prior to the day of the registration of the Merger with the Swedish Companies Registration Office in such a way that it has materially affected the Merger or the contemplated Merged Company, in a negative manner.

If the conditions for the implementation of the Merger set out in this section have not been satisfied and registration of the Merger has not taken place by 31 December 2018 at the latest, the Merger will not be implemented and the Merger Plan shall cease to have any further effect, however the Merger will only be discontinued and the Merger Plan shall cease to have any further effect, to the extent permitted by applicable law, if the non-satisfaction is of material importance to the Merger or the merged company. The boards of directors reserve the right to jointly waive, in whole or in part, one, several or all of the conditions above.

The boards of directors shall, subject to applicable law, be entitled to jointly decide to postpone the last date for fulfilment of the conditions for the implementation of the Merger from 31 December 2018 to a later date.

No requirement of application for receipt of merger consideration

Once the extraordinary general meetings of Poolia and Uniflex have adopted the necessary resolutions for implementation of the Merger, the notice procedure relating to creditors has been carried out and the Swedish Companies Registration Office has registered the Merger, all shares in Uniflex will be replaced by new shares in Poolia, without the shareholders being required to take any measures.

Those shareholders registered in Uniflex' share register maintained by Euroclear Sweden AB ("**Euroclear**"), once final registration of the Merger has taken place at the Swedish Companies Registration Office, will be entitled to receive merger consideration.

Merger consideration regarding sales of Fractions is described above in this section "*The Merger – Merger terms, general meetings and applicable law – Issuance of merger consideration*" is intended to be settled by SEB not later than ten business days after the sale of the Fractions.

Execution of the Merger, the settlement of merger consideration and its effect on holdings in Poolia and Uniflex

The merger process is expected to be completed not earlier than 31 October 2018. Uniflex will be dissolved once the Merger is registered at the Swedish Companies Registration Office. Uniflex' shareholders will receive newly issued Poolia shares without needing to take any measures. The Uniflex shares will be deregistered by Uniflex from the respective shareholder's securities account and, instead, new Poolia shares will be registered on the shareholder's securities account; this is expected to take place not earlier than 2 November 2018. A securities account notice will thereafter be sent to the shareholders and the Uniflex class B shares will be delisted. The Poolia class B shares will continue to be listed on Nasdaq Stockholm, Small Cap. Uniflex class B shares will continue to be listed on Nasdaq Stockholm, Small Cap until three business days prior to registration of the Merger.

Final day for trading in Uniflex shares

For reasons relating to registration technicalities, the last day of trading in Uniflex shares on Nasdaq Stockholm will be 26 October 2018, which is three business days prior to registration of the Merger at the Swedish Companies Registration Office.

Trading in the new shares

Poolia's class B shares are listed on Nasdaq Stockholm, Small Cap. Trading in the new class B shares to be issued by Poolia as merger consideration for class B Uniflex shares is expected to commence not earlier than 1 November 2018. Poolia's current ticker on Nasdaq Stockholm is POOL B. The ISIN code for the shares is SE0000567539.

Dividends regarding the new shares

The newly issued Poolia shares that are issued as merger consideration will carry an entitlement to dividends for the first time on the record date for dividends occuring immediately after the new shares have been registered by the Swedish Companies Registration Office.

Due diligence

In connection with the preparations for the Merger, the companies have conducted limited due diligence reviews of confirmatory nature of certain business, financial and legal information relating to Poolia and Uniflex, respectively.

During the due diligence reviews, no other information that had not previously been disclosed and which could constitute insider information in relation to Poolia or Uniflex was shared.

Instructions and notification of attendance at general meetings

Extraordinary general meeting of Poolia's shareholders

An extraordinary general meeting of Poolia's shareholders will be held on Thursday, 26 July 2018 at 3pm at Poolia's offices located on Kungsgatan 57A, fifth floor, in Stockholm. Shareholders who wish to participate at the general meeting must be entered in the share register maintained by Euroclear on Friday, 20 July 2018 and must notify the Company of their participation at the general meeting at the following address: Poolia AB, att: Patrik Fagerholm, Box 207, 101 24 Stockholm, by telephone: 08-555 657 12 or by email: patrik.fagerholm@poolia.se. Notification must reach the Company no later than Friday, 20 July 2018. The notice should state the name, personal ID/company registration number, daytime telephone number and any assistants.

Shareholders whose shares are nominee-registered must, in order to participate at the general meeting, temporarily reregister the shares in their own name at Euroclear. Shareholders who desire such reregistration should notify their nominee in ample time prior to 20 July 2018.

A proxy form in original must be submitted in ample time prior to the general meeting in respect of shareholders who are represented by a proxy. Proxy forms will be provided by the Company upon demand and are also available on the Company's website, www.poolia.com. The person representing or acting as proxy for a legal entity must present a copy of a certificate of registration or corresponding authorisation document. Such a document may not be more than one year old.

Extraordinary general meeting of Uniflex' shareholders

An extraordinary general meeting of Uniflex' shareholders will be held on Thursday, 26 July 2018 at 2pm at Poolia's offices located on Kungsgatan 57A, fifth floor, in Stockholm.

Shareholders who wish to participate at the general meeting must be entered in the share register maintained by Euroclear on Friday, 20 July 2018 and must notify their intention to participate in accordance with the provisions below. This means that shareholders whose shares are nominee-registered must reregister the shares in their own name in order to participate at the general meeting. In order for such registration to take place prior to 20 July 2018, the shareholder must notify his nominee in ample time prior thereto.

Shareholders who wish to participate at the general meeting must, not later than 12 noon on Monday 23 July, notify the company at the following address: Uniflex AB, att: Kent Thudén, Box 7014, 121 07 Stockholm-Globen. Notice may also be given by email to kent.thuden@Uniflex.se.

The notice should state the name, address, personal ID number or company registration number, telephone number, email address and number of shares. Notice must also be given of any assistants. Shareholders may be accompanied by not more than two assistants, provided that the number of assistants is notified to the company within the aforementioned time.

Shareholders who wish to provide a proxy form for a proxy to represent the shareholder at the general meeting may, upon request, receive a proxy form from the company. The form is also available on the company's website, www.uniflexgroup.com.

Shareholders supporting the Merger

The Boards of Directors' proposal is supported by the companies' larger shareholders Carnegie Fonder, AB Traction, Martin Bjäringer, Strand Kapitalförvaltning, Sara Örås, Jenny Pizzignacco, Caroline Örås, Jan Bengtsson and Morten Werner who have undertaken to vote in favour of the Boards of Directors' proposals at each respective extraordinary general meeting.[1] As per the date hereof, these shareholders represent 18.9 per cent of the shares and 9.8 per cent of the votes in Poolia[2] and 21.2 per cent of the shares and 11.0 per cent of the votes in Uniflex[3]. In addition to these owners, Björn Örås with 42.5 per cent of the shares and 70.4 per cent of the votes in Poolia[4] has undertaken to vote in favour of the proposal at Poolia's extraordinary general meeting. Björn Örås is prevented from voting at the extraordinary general meeting of Uniflex pursuant to rules in the Swedish Companies Act. However, Björn Örås has expressed his full support for the merger.[5]

Governing law

The Merger shall be governed by and interpreted in accordance with Swedish law. The Takeover rules and the Swedish Securities Council's rulings regarding interpretation and application of the Takeover rules, apply in relation to the Merger.[6] In accordance with section V.2 of the Takeover rules, Poolia has undertaken towards Nasdaq Stockholm to comply with the Takeover rules and to submit itself to any sanctions imposed by Nasdaq Stockholm in the event of a breach of the Takeover rules. Any disputes arising from the Merger shall be settled exclusively by the Swedish court.

1) Carnegie Fonder's support includes Carnegie Fonder's 1,343,099 shares of class B as well as 224,210 shares of class B that are owned by Movestic but represented by Carnegie Fonder. Strand Kapitalförvaltning includes Strand Fonder's 365,373 shares of class B as well as an additional 474,204 shares of class B under discretionary management with Strand Kapitalförvaltning.
2) 24.7 per cent of the shares of class B and the votes attributable to shares of class B.
3) 27.6 per cent of the shares of class B corresponding to 35.9 per cent of the votes attributable to the shares of class B (excluding Björn Örås' shares).
4) Björn Örås owns all shares of class A as well as shares of class B in Poolia corresponding to 24.8 per cent of the shares of class B and the votes attributable to the shares of class B.
5) Björn Örås' ownership in Uniflex corresponds to 41.0 per cent of the shares and 69.4 per cent of the votes. Björn Örås owns all shares of class A in Uniflex.
6) The Merger is subject to the rules of Section III of the Takeover rules. This is because Björn Örås, who is the Chairman of the Board of Directors and the main shareholder of both companies, is considered to participate in the merger in such a manner that the rules are applicable. For this reason, Uniflex is, pursuant to the Takeover rules, obliged to obtain and publish a valuation opinion.

WHAT HAPPENS TO YOUR SHARES

Uniflex shareholders

1.7 class A Poolia shares will be received for each held class A Uniflex share and 1.7 class B Poolia shares will be received for each held class B Uniflex share. A Uniflex shareholder who has 100 class A shares will thus receive 170 new class A shares in Poolia and a Uniflex shareholder who has 100 class B shares will thus receive 170 new class B shares in Poolia.



Only whole shares in Poolia will be issued to Uniflex shareholders as merger consideration. Poolia and Uniflex will instruct SEB to consolidate all Fractions and thereafter, on behalf of the shareholders, to sell the consolidated shares on Nasdaq Stockholm.

Poolia shareholders

One class A Poolia share shall be retained for each held class A Poolia share and one class B Poolia share shall be retained for each held class B Poolia share. A Poolia shareholder who has 100 class A shares will thus retain 100 class A Poolia shares and a Poolia shareholder who has 100 class B shares will thus retain 100 class B Poolia shares.



FAIRNESS OPINION FROM SEB CORPORATE FINANCE

SEB

Fairness opinion from SEB Corporate Finance

To the Board of Directors of Poolia AB (publ)

The Board of Directors of Poolia AB (publ) ("Poolia") and Uniflex AB (publ) ("Uniflex") have engaged SEB Corporate Finance, Skandinaviska Enskilda Banken AB ("SEB Corporate Finance") to assist in the analysis and execution of a combination of the companies ("the Merger"). The Board of Directors of Poolia has also requested the opinion of SEB Corporate Finance as to the fairness, from a financial point of view, to the shareholders of Poolia of the exchange ratio proposed in the merger plan signed by the Board of Directors of Poolia and Uniflex on 3 June 2018. SEB Corporate Finance will receive a fixed fee for the services provided.

In accordance with the merger plan, Poolia and Uniflex shall merge trough absorption with Poolia as the transferee company, whereby at the registration of the Merger with the Swedish Companies Registration Office (the "SCRO"), each share of class A in Uniflex will be exchanged by 1.7 new shares of class A in Poolia and each share of class B in Uniflex will be exchanged by 1.7 new shares of class B in Poolia.

In connection with the presentation of this opinion, SEB Corporate Finance has, *inter alia*, reviewed a draft of the merger plan regarding the Merger, certain publicly available and other business and financial information relating to Poolia and Uniflex (including annual reports for the financial years 2016 and 2017 and the interim reports for the first three months of 2018 and certain reports prepared by equity analysts), budgets for 2018 as well as certain other information and data which were provided to or discussed with SEB Corporate Finance by the management of Poolia and Uniflex and that Poolia and Uniflex have directed SEB Corporate Finance to use for the purposes of its analyses (including extrapolations based on certain assumptions). In addition, SEB Corporate Finance has held discussions with the management of Poolia and Uniflex respectively, concerning the businesses, operations, financial position and prospects of the companies.

SEB Corporate Finance has performed discounted cash flow analyses of Poolia and Uniflex. Furthermore, SEB Corporate Finance has considered certain financial and stock exchange related information regarding Poolia and Uniflex in comparison with certain other companies with similar operations that SEB Corporate Finance considered relevant in evaluating Poolia and Uniflex. SEB Corporate Finance has also reviewed the share price development and trading activity in Poolia's and Uniflex' Class B shares on Nasdaq Stockholm and has performed such other analyses and studies as SEB Corporate Finance has deemed appropriate as a basis for this opinion.

SEB Corporate Finance has based on instructions from Poolia relied, without independent verification, upon the accuracy in all material aspects of all of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with SEB Corporate Finance, and upon the assumption that no information of material importance to the evaluation of Poolia's and Uniflex' future earnings capacity or for SEB Corporate Finance's assessment in general has been omitted.

Visiting address: Kungsträdgårdsgatan 8, *Postal address:* 106 40 Stockholm
Switchboard: +46 771 62 10 00
www.sebgroup.com

SEB

With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with SEB Corporate Finance by the management of Poolia and Uniflex respectively, SEB Corporate Finance has, as instructed by the Board of Directors of Poolia, assumed that such financial forecasts and other information and data (including extrapolations thereto) were reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective management as to the future financial performance of the companies and the other matters covered thereby. With respect to the publicly available research analysts' estimates relating to Poolia and Uniflex, SEB Corporate Finance has assumed that they reflect reasonable estimates and judgments as to, and are a reasonable basis upon which to evaluate, the future financial performance of Poolia and Uniflex respectively. SEB Corporate Finance has further assumed that the financial results reflected in the financial forecasts and other information and data utilized in its analyses will be realized at the times and in the amounts projected.

SEB Corporate Finance has not conducted any due diligence in order to verify the accuracy of received or reviewed information, and has not made any independent evaluation or assessment of the assets and liabilities (contingent, off-balance sheet or otherwise) of Poolia or Uniflex nor has made any physical inspection of the properties or assets of Poolia or Uniflex. SEB Corporate Finance is not giving any opinion on and has not conducted any evaluation of matters related to accounting, tax, regulations, government permits, legal or similar questions, but relied upon the judgements made by representatives for, or advisors to, Poolia and Uniflex in such matters.

This opinion does not address any terms other than the exchange ratio to the extent expressly specified herein or other aspects or implications of the Merger, including, without limitation, the form or structure of the Merger or the terms of the Merger. SEB Corporate Finance's assignment does not include expressing an opinion on the underlying business decision of Poolia with regard to the Merger, the relative merits of the Merger as compared to any alternative business strategies that might exist for Poolia, including whether any other transaction would potentially be more favorable for the shareholders of Poolia, or the effect of any other transaction in which Poolia might engage. Furthermore, SEB Corporate Finance has not been asked by the Board to, and it did not, explore the possibility of any offer from another party as regards to Poolia or any part thereof. SEB Corporate Finance also expresses no view as to, and this opinion does not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any parties to the Merger, or any class of such persons.

SEB Corporate Finance's opinion is based upon current market, economic, financial and other conditions as in effect on, and upon the information made available as of, the date hereof. Any change in such conditions or information may require a revaluation of this opinion. Although subsequent developments may affect this opinion, SEB Corporate Finance has no obligation to update, revise or reaffirm this opinion. This opinion does not include any assessment as to the actual value of Poolia's shares when issued or the prices at which Poolia's shares or any other securities will trade or otherwise be transferable at any time, including following announcement or implementation of the Merger.

SEB

Skandinaviska Enskilda Banken AB ("SEB") is a leading bank in the Nordic market and offers Poolia and other clients various financial services, including providing and arranging loans. Furthermore, SEB has operations within securities trading and brokerage, equity research and corporate finance. In the ordinary course of business within securities trading and brokerage, SEB or any of its affiliates may, at any point in time, hold long or short positions in, and may for its own or its clients' accounts trade in, the shares and other securities issued by Poolia or Uniflex.

As a result of its position in the Nordic market, other parts of SEB, apart from SEB Corporate Finance, are at any point in time, engaged in business with Poolia and Uniflex, and SEB Corporate Finance has provided, and may at any point in time provide, financial advice to Poolia and Uniflex regarding other transactions. As the Board of Directors in Poolia is aware, SEB, including SEB Corporate Finance, and its affiliates in the past have provided, currently are providing and in the future may provide investment banking, commercial banking and other similar financial services to Poolia, Uniflex and its affiliates unrelated to the proposed Merger, for which services SEB and its affiliates have received and expect to receive compensation. Although SEB and its affiliates have not, in addition to commercial banking services of a smaller nature, provided any investment banking or other similar financial services to Poolia and Uniflex during the past two year for which SEB or its affiliates received or expect to receive compensation, SEB and its affiliates may provide such services to Poolia, Uniflex and its affiliates in the future, for which services SEB and its affiliates would expect to receive compensation.

SEB Corporate Finance will receive a fixed fee for this opinion, irrespective of the outcome of the Merger. In addition, Poolia has agreed to reimburse SEB Corporate Finance's expenses and to indemnify SEB Corporate Finance against certain liabilities arising out of its engagement.

This opinion has been provided to the Board of Directors in Poolia owning to the Merger and as a source of information for the shareholders of Poolia before the extraordinary general meeting in Poolia which will resolve upon the Merger. The opinion may only be used in its entirety by the Board of Directors in Poolia in their communication with the company's shareholders. The opinion may not be summarized, quoted, or otherwise referenced without the written approval of SEB Corporate Finance. The opinion is not a recommendation to Poolia's shareholders whether to vote in favor of approval of the merger plan or not at the extraordinary general meeting. Swedish law shall govern this opinion. Any dispute shall be settled exclusively by Swedish courts.

Based upon the foregoing and such other matters that SEB Corporate Finance deems relevant, it is SEB Corporate Finance's opinion that, as of the date hereof, the exchange ratio is fair, from a financial point of view, for Poolia's shareholders.

Stockholm, June 3, 2018

SEB Corporate Finance, Skandinaviska Enskilda Banken AB (publ)

FAIRNESS OPINION FROM BDO CORPORATE FINANCE

Fairness opinion

regarding merger between Poolia AB (publ.) and Uniflex AB (publ.) (jointly the "Parties")

To the Board of Directors of Uniflex AB (publ.)

The Board of Directors of Poolia AB (publ.) ("Poolia") and the Board of Directors of Uniflex AB (publ.) ("Uniflex") have reached an agreement regarding a combination through a statutory merger (the "Merger"). The Merger is expected to be published on 4 June 2018 and will be carried out by Uniflex being absorbed by Poolia. As merger consideration, Uniflex's shareholders will receive 1.7 new class B shares in Poolia for each share outstanding in Uniflex (the "Merger Consideration"). Thus, Uniflex's shareholders will receive an ownership stake of 63.3% in Poolia.

The Board of Directors of Uniflex AB (publ.) has, through its independent members, engaged BDO Corporate Finance ("BDO"), in its capacity as an independent expert, to issue an opinion ("Fairness opinion") regarding the fairness for the shareholders of Uniflex, from a financial perspective, of the Merger Consideration to be received in the Merger.

In this investigation BDO has taken into account and analysed the following material and information:

- Discussions with senior executives of Uniflex concerning its historical and current business, financial position and future development;
- Discussions with senior executives of Poolia concerning its historical and current business, financial position and future development;
- Internal historic financial information and other information deemed relevant;
- Information concerning selected companies in the same industry which BDO considers to be comparable with the Parties;
- Other information and analyses which BDO has deemed relevant as a basis for this Fairness opinion

Databases

- Thomson Reuters Eikon

Public sources and analyst reports

- Publicly available information such as the Parties' annual reports and interim reports
- Press releases regarding the Parties
- Company analyses from Remium concerning the Parties
- The risk premium study on the Swedish stock market, 2018
- www.riksbanken.se

It has been assumed that information received is correct and complete and no independent control or verification has been carried out as regards information provided by the Parties, information from database sources, analysts or other publicly available information. BDO assumes no liability for any misstatements or deficiencies in the received information. BDO has assumed that all information received from the Parties is correct and complete and that no material information has been withheld, and assumes no liability as regards the completeness and accuracy of received information. Should the information material provided to us prove to be inaccurate or incomplete, this may render our conclusion incorrect.

© 2018 BDO Mälardalen AB, a Swedish registered company, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms. BDO is the brand name for the BDO network and for each of the BDO Member Firms.

Our Fairness opinion is based on information available to us up to and including 3 June 2018, is stated as a consequence of our engagement stated above and may not be invoked or used for any other purpose. Events or circumstances which occur or become known after the date of this Fairness opinion may render the opinion out of date. BDO assumes no liability for updating or revising this opinion due to such events or circumstances.

BDO's Fairness opinion is based on a so-called "going concern", entailing that the Parties' businesses continue in their current form and that no unforeseen events occur in relation to the Parties or externally. In the production of this Fairness opinion BDO has applied accepted valuation measures and methods for this type of analysis. These analyses have been prepared solely as a basis for BDO in connection with the possibility to provide the Board of Directors with a Fairness opinion as to whether the Merger Consideration is fair from a financial perspective for the shareholders of Uniflex AB.

Our engagement and this Fairness opinion are intended solely for the Board of Directors of Uniflex AB. Our Fairness Opinion does not address the advantages or disadvantages of the Merger compared with other alternative business opportunities available to Uniflex or other investment opportunities available to Uniflex's shareholders. This Fairness opinion does not constitute any recommendation to Uniflex's shareholders.

Based on the above analyses, assumptions and reservations, as of this date we are of the opinion that the Merger Consideration, constituting an ownership stake of 63.3% in Poolia AB (publ) which the shareholders of Uniflex AB (publ.) will receive for their shares in Uniflex AB (publ), is fair from a financial perspective.

BDO has an impartial and independent position in connection with the delivery of our services. BDO's remuneration comprises fixed remuneration and is not contingent on the Merger Consideration or the outcome of the Merger. This opinion may only be published in its entirety and is intended exclusively to serve as a basis for the Board of Directors of Uniflex AB when adopting a decision with respect to the Merger Consideration. No other party is entitled to rely or otherwise base any rights on this opinion. This opinion shall be interpreted in accordance with Swedish law. Disputes concerning this opinion shall be determined exclusively by Swedish courts of law.

Stockholm, 3 June 2018

BDO CORPORATE FINANCE

© 2018 BDO AB, the Swedish member firm of BDO International. All rights reserved. BDO International is a worldwide network of public accounting firms, called BDO Member Firms, serving international clients. Each BDO Member Firm is an independent legal entity in its own country. The network is coordinated by BDO Global Coordination B.V. incorporated in the Netherlands with an office in Brussels

BDO

INFORMATION ABOUT THE NEW GROUP

GENERAL INFORMATION

Poolia in brief

Poolia operates within the staffing industry and provides services within temporary staffing and permanent placement of white-collar staff. In 2017, the Group had approximately 1,267 full-time employees working in Sweden, Germany and Finland, and had sales of approximately SEK 771 million. Since its foundation, Poolia has developed into a leading company with a broad knowledge within staffing. The business concept has largely been the same over the years, namely that Poolia shall provide skills that contribute to the success of its clients. Across the Group, Poolia carries out approximately 1,700 permanent placements and 2,300 temporary staffing assignments each year, as well as offers proved and quality-assured processes as well as a professional partnership in regards staffing issues. Poolia was listed in 1999 and is currently listed on Nasdaq Stockholm.

Uniflex in brief

Uniflex is a Nordic company which primarily provides temporary staffing of blue-collar staff. In 2017, Uniflex had approximately 2,354 full-time employees with revenue of approximately SEK 1,187 million and operations in Sweden, Norway and Finland. Uniflex has a strategy which offers its clients flexibility, speed and the right price. Uniflex was founded in 2002 as a separate business area within Poolia and was in 2004 distributed to the shareholders and listed on Nya Marknaden (currently Nasdaq First North) through a spin-off from Poolia. The company has been listed on Nasdaq Stockholm since 2006.

The new group

Poolia's vision is to continue, after the completion of the Merger, to offer an attractive alternative for companies in need of temporary or permanent workforce. The group will offer temporary staffing and permanent placement of white-collar staff as well as blue-collar staff. The group will operate in Sweden, Finland, Norway and Germany. In Sweden and Finland, the operations include both temporary staffing and permanent placement of white-collar staff as well as temporary staffing of blue collar staff. Today only Uniflex is active in Norway and as a consequence the Norwegian operations will be focused on temporary staffing of blue collar staff. The geographical segment Germany will consist of Poolia's operations and as a consequence the operations will be focused on temporary staffing and permanent placement of white-collar staff. A combined Poolia and Uniflex will be able to operate as a full service provider for large customers in connection with major framework agreement procurements.

Business concept, targets and strategies

Following the Merger, Poolia and Uniflex will operate as separate brands and, until further notice, retain their respective strategies and goals; please also refer to the section "*Information about Poolia – Business description*" and "*Information about Uniflex – Business description*". The rationale of the proposed Merger is to achieve maximum value creation through higher growth and profitability, thereby turning the Merged Company into an even more attractive company for customers, employees and shareholders. Poolia's strong offering within temporary staffing and permanent placement of white collar staff supplements Uniflex' strong position within temporary staffing of blue collar staff, and a merger of the two companies would strengthen the companies' leading positions within temporary staffing and permanent placement services.

Financial targets and dividend policy

Poolia has chosen not to communicate any financial targets other than the dividend policy, which shall normally exceed 50 per cent of the Group's profit after tax.

Organisation

Poolia will continue to be the parent company in the Group, and the Group's name will remain Poolia. As a consequence of the Merger a new Board of Directors and group management will be appointed in Poolia. Prior to the extraordinary general meeting at which it is contemplated that the Merger will be approved, Poolia' s nomination committee has unanimously proposed that the general meeting elect Jenny Pizzignacco and Eva Gidlöf as new board members of the Company. It is proposed that the newly elected board members, Jenny Pizzignacco and Eva Gidlöf, will assume office at the time of the registration of the Merger at the Swedish Companies Registration Office. It is intended that Jan Bengtsson, currently president and CEO of Uniflex, will be the CEO and Group CEO of the Merged Company. Integration will primarily take place in management and administration. The Group will have one Board of Directors, one CEO, one stock exchange listing and integrate certain administrative activities. On the other hand, Poolia and Uniflex will continue to operate separate websites, have different offices where appropriate, and the two brands will also continue to be used following completion of the Merger. Also, following the implementation of the Merger, no important changes are intended to be carried out in respect of employees or their employment.

Synergies and financial effects of the Merger

A merger between Poolia and Uniflex enables a close cooperation in a number of areas to strengthen the competitiveness. One such area is enhanced sales capabilities and increased upselling to existing customers, especially large customers under framework agreements. Furthermore, there is potential for penetrating local markets, for example by taking advantage of offices at locations where only one of the companies is present today. A nationwide presence in Sweden strengthens the position in procurements, both in the private and public sectors. The Merger also enables increased efforts in digitalising the operations.

In the medium term, the revenue synergies are estimated to have a positive annual effect on the operating profit of approximately SEK 10 million.

The Merger is also expected to entail benefits from economies of scale and cost synergies of about SEK 20 million annually, with full annualised run rate effect from autumn 2019. The cost synergies are expected to primarily consist of reduced costs associated with listing, finance, accounting, central administration, management and Board of Directors as well as other central costs. Transaction costs and non-recurring costs in order to realise the synergies are expected to amount to approximately SEK 20 million, of which the majority will encumber 2018 earnings of the companies. At the same time, the transaction is expected to lead to a positive contribution to earnings per share from 2019, provided that the Merger is implemented during 2018.

Share capital and ownership

In connection with the Merger, 29,514,872 new Poolia shares will be issued to Uniflex' shareholders. After completion of the share issue, Poolia's share capital will amount to approximately SEK 9,327,374, divided into 46,636,868 shares, of which 10,864,300 are class A shares and 35,772,568 are class B shares. Poolia's current shareholders will own approximately 36.7 per cent of the shares and approximately 36.9 per cent of the votes in Poolia, while Uniflex' current shareholders will own approximately 63.3 per cent of the shares and approximately 63.1 per cent of the votes in Poolia. Consequently, the dilution for Poolia's existing shareholders will amount to approximately 63.3 per cent of the shares and approximately 63.1 per cent of the votes.

The table below shows the ownership structure in Poolia and Uniflex prior to the implementation of the Merger, and in Poolia after the implementation of the Merger. The information is based on the ownership structure in Poolia and Uniflex as of 31 March 2018, adjusted for the most recently known information. The percentages stated below have in certain cases been rounded off and, for this reason, the summaries in the table are not always necessarily exact.

	Poolia		Uniflex		Shares in the Merged Company	
Shareholder	**Share of capital (per cent)**	**Share of votes (per cent)**	**Share of capital (per cent)**	**Share of votes (per cent)**	**Share of capital (per cent)**	**Share of votes (per cent)**
Björn Örås	42.5%	70.4%	41.0%	69.4%	41.6%	69.8%
Carnegie Fonder	0.0%	0.0%	7.7%	4.0%	4.9%	2.5%
Avanza Pension	0.7%	0.4%	6.7%	3.5%	4.5%	2.3%
AB Traction	8.2%	4.2%	0.0%	0.0%	3.0%	1.6%
Sara Örås	1.6%	0.8%	2.3%	1.2%	2.0%	1.1%
Fredrik Palmstierna	5.2%	2.7%	0.0%	0.0%	1.9%	1.0%
Nordnet Pensionsförsäkring	0.0%	0.0%	2.4%	1.3%	1.9%	1.0%
Jenny Pizzignacco	1.5%	0.8%	2.0%	1.0%	1.8%	1.0%
Martin Bjäringer	5.0%	2.6%	0.0%	0.0%	1.8%	0.9%
Caroline Örås	1.5%	0.8%	2.0%	1.1%	1.8%	0.9%
10 largest owners in the Merged Company	**66.2%**	**82.6%**	**64.3%**	**81.5%**	**65.3%**	**82.0%**
Other shareholders	33.8%	17.4%	35.7%	18.5%	34.7%	18.0%
Total	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**

PRO FORMA FINANCIAL INFORMATION

The purpose of pro forma financial information

On 4 June 2018 the Boards of Directors of Poolia and Uniflex announced a proposed a statutory merger of the companies. The Boards of Directors have unanimously agreed upon the terms of the Merger based on a joint Merger Plan. The Merger will be implemented with Poolia as transferee company and Uniflex as transferor company.

The share exchange rate entails that 1.7 new class A Poolia shares will be exchanged for every class A Uniflex share and 1.7 new class B Poolia shares will be exchanged for every class B Uniflex share. 6,840,485 class A Poolia shares and 22,674,387 class B Poolia shares will be issued. Based on the most recent closing share price for Poolia of SEK 11.90 on 1 June 2018[1], the total merger consideration amounts to approximately SEK 351 million.

The purpose of the pro forma financial information is to illustrate what the Group might have looked like had the merger with Uniflex been completed on 1 January 2018 and 1 January 2017. Thus, the consolidated income statement relates to the first quarter of 2018 and the full year 2017, respectively, and the consolidated balance sheet relates to 31 March 2018.

The pro forma financial information are intended to describe a hypothetical situation and have been produced solely for an illustrative purpose to provide information and highlight facts, and are not intended to present the financial position or earnings which the Group might actually have achieved had the Merger been completed at the particular point in time; nor is it intended to show the actual financial position or the Group's earnings for any future period.

Principles for the pro forma financial information

The pro forma financial information are based on Poolia's and Uniflex' unaudited quarterly reports for the first quarter of 2018 as well as the audited financial statements for 2017, derived from the companies' annual reports for 2017. Both Poolia's and Uniflex' consolidated financial statements are prepared in accordance with IFRS as adopted by the EU.

The Group's accounting principles

The pro forma financial information has been prepared in accordance with accounting principles applicable to the Group. For a description of the accounting principles, reference is made to Poolia's interim report for the first quarter 2018 and to the annual report for 2017, with the supplements stated below.

Reporting of the merger

Poolia will report the merger with Uniflex according to with the book values in each respective entity as the merger is considered to be a transaction between units under common control. Hence, no new goodwill arises as a result of the Merger.

Estimated costs for external advisors, etc. relating to the Merger have been included in the pro forma balance sheet but not in the pro forma income statement since these costs would have impacted earnings in an earlier period. Estimated costs directly attributable to the share issue of Poolia have affected the pro forma balance sheet since they are accounted for directly against equity. Estimated future cost synergies or one-off costs related to such cost synergies are not taken into account in the pro forma income statements.

1) The last day of trading prior to publication of the Merger.

PRO FORMA CONSOLIDATED INCOME STATEMENT JANUARY–MARCH 2018

Amounts in SEK million	Poolia (unaudited)	Uniflex (unaudited)	Pro forma adjustments	Notes	The Merged Company, pro forma
Operating income	**200.4**	**277.0**	**-6.0**	(1)	**471.4**
Operating expenses					
Other expenses	-16.0	-9.0	0.0		-25.0
Staff costs	-178.9	-262.4	6.0	(1)	-435.3
Depreciation and amortisation of assets	-0.7	0.0	0.0		-0.7
Operating profit	**4.8**	**5.6**	**0.0**		**10.4**
Interest and similar income	0.6	1.5	0.0		2.1
Interest and similar expenses	-0.2	0.0	0.0		-0.2
Profit/loss after financial items	**5.2**	**7.1**	**0.0**		**12.3**
Tax expense	-1.5	-1.3	0.0		-2.8
Profit/loss for the period from continuing operations	**3.7**	**5.8**	**0.0**		**9.5**
Profit/loss for the period from discontinued operations	0.0	0.1	0.0		0.1
Profit/loss for the period	**3.7**	**5.9**	**0.0**		**9.6**
Profit/loss for the period attributable to:					
Shareholders of the Parent	3.7	5.9	0.0		9.6
Non-controlling interests	0.0	0.0	0.0		0.0

Notes:
(1) Adjustment relates to transactions between the companies that have been reported in each company's financial reports. Transaction expenses for the Merger have not been taken into account in the income statement as these expenses would have affected the profit/loss in an earlier period.

PRO FORMA CONSOLIDATED INCOME STATEMENT, JANUARY–DECEMBER 2017

Amounts in SEK million	Poolia (unaudited)	Uniflex (unaudited)	Pro forma adjustments	Notes	The Merged Company, pro forma
Operating income	**771.5**	**1,187.1**	**-23.7**	(1)	**1,934.9**
Operating expenses					
Other expenses	-57.9	-37.1	0.0		-95.0
Staff costs	-688.8	-1,113.6	23.7	(1)	-1,778.7
Depreciation and amortisation of assets	-2.6	0.0	0.0		-2.6
Operating profit	**22.2**	**36.4**	**0.0**		**58.6**
Interest and similar income	0.1	0.6	0.0		0.7
Interest and similar expenses	-1.8	-1.1	0.0		-2.9
Profit/loss after financial items	**20.5**	**35.9**	**0.0**		**56.4**
Tax expense	-7.8	-8.2	0.0		-16.0
Profit/loss for the period from continuing operations	**12.7**	**27.7**	**0.0**		**40.4**
Profit/loss for the period from discontinued operations	0.4	-3.2	0.0		-2.8
Profit/loss for the period	**13.1**	**24.5**	**0.0**		**37.6**
Profit/loss for the period attributable to:					
Shareholders of the Parent	13.1	24.5	0.0		37.6
Non-controlling interests	0.0	0.0	0.0		0.0

Notes:
(1) Adjustment relates to transactions between the companies that have been reported in each company's financial reports. Transaction expenses for the Merger have not been taken into account in the income statement as these expenses would have affected the profit/loss in an earlier period.

PRO FORMA CONSOLIDATED BALANCE SHEET, 31 MARCH 2018

Amounts in SEK million	Poolia (unaudited)	Uniflex (unaudited)	Pro forma adjustments	Notes	The Merged Company, pro forma
Goodwill	19.0	0.0	–		19.0
Other non-current assets	6.0	0.0	–		6.0
Deferred tax assets	10.1	0.4	–		10.5
Total non-current assets	**35.1**	**0.4**	**0.0**		**35.5**
Current receivables	192.9	251.1	−2.8	(1)	441.2
Cash and cash equivalents	40.3	57.3	0.0	(2)	97.6
Total current assets	**233.2**	**308.4**	**−2.8**		**538.8**
Total assets	**268.3**	**308.8**	**−2.8**		**574.3**
Total equity	**93.8**	**92.4**	**−7.8**	(3)	**178.4**
Current liabilities to credit institutions	27.4	0.0	–		27.4
Other current liabilities	147.1	216.4	5.0	(4)	368.5
Total current liabilities	**174.5**	**216.4**	**5.0**		**395.9**
Total equity and liabilities	**268.3**	**308.8**	**−2.8**		**574.3**

Notes:

(1) The net effect of elimination of current receivables of SEK 5 million between the companies which were previously reported in the financial statements of each company (see also note 4) and an increase in current receivables of SEK 2.2 million (Tax asset related to transaction and issuance costs of SEK 10 million, taxed at a rate of 22 per cent, corresponding to the current company tax rate in Sweden).

(2) Prior to dividends in Poolia and Uniflex which were distributed on 3 May 2018 and 30 April 2018 respectively.

(3) The net effect of elimination of share capital of SEK 3.5 million in Uniflex in the consolidated balance sheet and adjustment for an increase in the share capital of Poolia in the amount of SEK 5.9 million through a new issue as well as the net effect of an increase in equity through the new issue (SEK 345.3 million), negative adjustment for elimination of the value of the shares in Uniflex (SEK 347.7 million) and a negative adjustment of the retained earnings for transaction and issuance costs of SEK 7.8 million after tax (costs of SEK 10 million before tax, taxed with a tax effect of 22 per cent, corresponding to the current corporate tax rate in Sweden).

(4) The net effect of elimination of other current liabilities of SEK 5 million between the companies that were previously reported in the financial statements of each company and on paid transaction and issuance costs totalling SEK 10 million (SEK 5 million in transaction costs and SEK 5 million in issuance costs).

AUDITOR'S REPORT ON PRO FORMA FINANCIAL INFORMATION

To the Board of Directors of Poolia AB (publ), corporate registration number 556447-9912

Auditor's report on pro forma financial information

We have audited the pro forma financial information set out on pages 49–51 of the information document produced by Poolia AB (publ) and dated 9 July 2018.

The pro forma financial information have been prepared for illustrative purposes only to provide information about how the merger between Poolia AB (publ) and Uniflex AB (publ) might have affected the consolidated income statement of Poolia AB (publ) for the 2017 financial year if the merger had been completed on 1 January 2017 and the consolidated income statement for the period January to March 2018 if the merger had been completed on 1 January 2018, as well as Poolia AB (publ)'s consolidated balance sheet as of 31 March 2018 if the merger had been completed on 31 March 2018.

The responsibility of the Board of Directors

It is the Board of Directors' responsibility to prepare the pro forma financial information in accordance with the requirements of the Prospectus Regulation 809/2004/EC.

The auditor's responsibility

It is our responsibility to provide an opinion required by annex II item 7 of the Prospectus Regulation 809/2004/EC. We are not responsible for expressing any other opinion on the pro forma financial information or of any of its constituent elements. We do not accept any responsibility for any financial information used in the compilation of the pro forma financial information beyond that we have for auditor´s reports regarding historical financial information issued in the past.

Work performed

We have performed our work in accordance with FAR's recommendation REvR 5 *Examination of Prospectuses*. This recommendation requires that we comply with FAR's requirements and have planned and performed the audit to obtain reasonable assurance that the financial statements are free from material misstatements. The firm applies ISQC 1 (International Standard on Quality Control) and accordingly maintains a comprehensive system of quality control including documented policies and procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.
We are independent in relation to Poolia AB (publ) in accordance with professional ethics for accountants in Sweden and have otherwise fulfilled our professional ethics responsibilities in accordance with these requirements.

Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the historical information, assessing the evidence supporting the pro forma adjustments and discussing the pro forma financial information with the management of the company.

We have planned and performed our work so as to obtain the information and explanations we considered necessary to gain reasonable assurance that the pro forma financial information has been compiled on the basis stated on pages 49–51, and in accordance with the accounting principles applied by the company.

Opinion

It our opinion the pro forma financial information has been properly compiled in accordance with the principles stated on pages 49–51 and that these principles correspond to the accounting principles applied by the company.

Stockholm, 9 July 2018

Deloitte AB

Daniel de Paula
Authorised Public Accountant

INFORMATION ABOUT POOLIA

Poolia focuses on services within the staffing and recruitment of qualified personnel within the white-collar sector and currently operates in Sweden, Germany and Finland. The core business is focused on traditional services within temporary staffing and permanent placement and is divided into the following business areas: Bank & Finance, Economics, HR & Payroll, Administration, Engineering, Legal, Life science, IT, Purchasing & Logistics, and Sales & Marketing. The business provides personnel either for permanent employment or for a temporary period.

MARKET OVERVIEW

Sweden represents Poolia's largest market and in 2017 accounted for approximately 69.4 per cent of the company's revenue. In 2017, combined revenue of the 35 largest staffing companies operating in Sweden amounted to SEK 30.7 billion, representing an increase of approximately 13 per cent compared to 2016.[1)] Approximately 250,000 people were employed in the industry in 2017, corresponding to approximately 1.7 per cent of the Swedish workforce (referred to as penetration rate).[2)] The business areas in which Poolia operates generated income of approximately SEK 10.7 billion and, according to the Company, accounted for a market share of approximately 5 per cent at the end of 2017. According to the Company, in its other markets – Germany and Finland – Poolia's market shares are almost one per cent and one per cent respectively in 2017.

TABLE: POOLIA'S REVENUE SPLIT BY GEOGRAPHY, 2017 (2016), PER CENT


Sweden, 69.4 (68.7)%
Germany, 25.3 (26.1)%
Finland, 5.2 (5.2)%

Growth rates across the various professional areas varies greatly in Sweden, with the blue-collar sector growing significantly with just over 16 per cent in 2017, driven primarily by the strong industrial business cycle and increased employment within engineering, industry, warehousing and transportation. The entire white-collar sector in Sweden grew by approximately ten per cent, while the business areas in which Poolia operates, primarily administrative staff, grew at a slower rate of approximately six per cent. However, growth slowed down during the final quarter of 2017.[3)]

1) Swedish Staffing Agencies (Sw. *Kompetensföretagen, formerly Bemanningsföretagen*) Quarterly Report Q4 2017.
2) Swedish Staffing Agencies (Sw. *Kompetensföretagen, formerly Bemanningsföretagen*) – Report (Sw. *Fakta om matchning, bemanning, rekrytering och omställning*).
3) Market analysis from Inquiry Financial, market analysis based on data from Swedish Staffing Agencies (Sw. *Kompetensföretagen, formerly Bemanningsföretagen*).

Competition

According to a compilation by Swedish Staffing Agencies (Sw. *Kompetensföretagen, formerly Bemanningsföretagen*), the three largest companies within the Swedish staffing industry are Manpower, Randstad and Adecco.[1] These companies are full service providers with a broad offering within staffing covering both the white-collar sector, in which Poolia operates, as well as other business areas.

Competition within the staffing industry has increased despite increased demand within both temporary staffing and permanent placement. In addition to the large number of companies in the market, there are many consultant brokering companies which in turn engage small, independent consulting companies for assignments. These consulting agencies are growing rapidly and gaining market shares from the traditional staffing companies.

New technologies or online business models may challenge Poolia's business model. In order to maintain its competitiveness, Poolia will need to continually invest in new technology in order to be able to offer clients modern online services.

TABLE: OVERVIEW OF COMPETITORS BY TYPE

Global full service suppliers	**Global niche suppliers**	**National niche suppliers**	**Local suppliers**
Manpower	Michael Page (*white-collar*)	Uniflex (*blue-collar*)	Montico (*blue-collar*)
Randstad	Hays (*white-collar*)	Dedicare (*healthcare*)	
Adecco		Lernia (*technology and industry*)	
		Logent (*logistics*)	

Trends and drivers

Demand for temporary staffing and permanent placement depends on the general trend in the economy. A strong economy generally leads to an increase in demand, but also to a certain extent that the clients of staffing companies wanting to employ rather than hire personnel. As a consequence, the staffing companies' temporary staff is increasingly offered employment with the clients after serving as consultant for a period of time thereby the consultants' period of employment with the staffing companies becomes shorter. In addition, low unemployment rates adversely impact the supply of candidates within both temporary staffing and permanent employment. There are also a number of digitalisation trends within the staffing industry, for example increased usage of artificial intelligence (AI) and social media.

1) Swedish Staffing Agencies (Sw. *Kompetensföretagen, formerly Bemanningsföretagen*) Top 25 total, full year 2017.

BUSINESS DESCRIPTION

Poolia focuses on the staffing and recruitment of qualified personnel within the white-collar sector and currently operates in Sweden, Germany and Finland. The core business is focused on traditional services within temporary staffing and permanent placement and is divided into the following business areas: Bank & Finance, Economics, HR & Payroll, Administration, Engineering, Legal, Life science, IT, Purchasing & Logistics, and Sales & Marketing. The business provides of personnel either for permanent employment or for a temporary period.

Segments

Poolia operates its business in accordance with the following geographical segments: Sweden, Germany and Finland. Sweden is Poolia's largest segment and accounted for approximately 69 per cent of the Company's revenue in 2017. In Sweden, Poolia has offices across eight locations. In Germany, Poolia also has offices across eight locations, but the German operations are significantly smaller and accounted for approximately 25% of the Company's sales in 2017. Finland is the Company's smallest segment, with Poolia having only one office.

Services

Poolia's services are divided into four different service areas: Temporary staffing, Permanent placement, Interim management and Poolia Executive Search. The first two areas represent Poolia's core business.

Temporary staffing

Temporary staffing of white-collar staff is one of Poolia's two core businesses. Poolia has almost 30 years' experience in temporary staffing at all levels, from office assistants to specialists and managers, for both small and large companies in conjunction with temporary peaks in production, scheduled leave, sick leave and other situations when extra resources are needed. Poolia's engagements may involve everything from an individual specialist or interim engagement to the staff of an entire department.

Permanent placement

Permanent placement comprises Poolia's other core business and, similar to temporary staffing, Poolia has almost 30 years of experience within this area. Poolia has created quality-controlled processes that apply to both large and smaller companies within the private as well as public sector. The fact that specialists recruit within their own professional areas means that Poolia with a high degree of certainty can find the right candidates for its assignments.

Interim Management

Poolia has almost 30 years of experience in the appointment of specialists for interim assignments. Interim consultants who are appointed possess the right education, experience and skills for the job to be carried out, and the position is normally as a department manager, CFO, consultant, CEO, HR manager or purchasing manager.

Poolia Executive Search

Poolia Executive Search has an extensive network, both nationally and internationally. Thanks to its long experience Poolia is able to provide advice and knowledge which strengthens its clients' businesses and provides precision when appointing new leaders and managers.

Poolia's professional areas

The temporary staffing and recruitment service areas are divided into the following professional areas:

- Bank & Finans
- Finance
- HR & Payroll
- Administration
- Engineering
- Legal
- Life Science
- IT
- Purchasing & Logistics
- Sales & Marketing

Business concept, vision, values and success factors

Business concept

Poolia's business concept is to help companies and organisations with recruiting and staffing of the white-collar staff. Expertise that contributes to the clients' success.

Vision

Poolia is a temporary staffing and permanent placement company but prefers to regard itself as an expert in finding and matching expertise. Because it is always people who make a difference. Having the right individuals in the right place builds successful companies. Poolia has summarised its vision as follows: The right individual. In the right place. Always.

Values

Poolia's values for employees constitute the basis for the Company's business:

- I am important
- I try the untried
- I always do my best
- I put business first
- I take responsibility
- I am here with heart and soul
- We are the good company

Poolia wants to express its credibility through the Company's values, not just in cooperation with clients but also in contacts with candidates, shareholders and other stakeholders. To achieve this, Poolia must be able to attract the best employees by being the best employer in the industry.

Poolia is constantly working on being a learning organisation providing strategic expertise. This means that Poolia focuses on sustainability and works in a long-term framework by having the right expertise at the right time in order to achieve its business objectives.

Poolia's leadership must be based on mutual trust and acceptance. Poolia's management must possess courage, equal values and promote diversity. In addition, they must demonstrate decisive, effective leadership that inspires confidence and be able to manage with goals and visions as their starting points.

Poolia's leadership development is based on the Company's leadership philosophy, which emphasises that Poolia is a Company that attracts highly qualified, ambitious and business oriented people with humanistic values.

Success factors

Poolia summarises its success factors as:

- Greatest experience: For almost 30 years Poolia has focused on providing qualified personnel in the white-collar sector. This makes the Company one of the industry's most experienced permanent placement consultants.
- Poolia quality: Poolia is an authorised recruitment company with proven and quality-assured processes as well as a professional partner in staffing matters.
- Unique selection philosophy: Poolia conducts detailed tests and interviews with all clients in order to identify drivers and ambitions and ultimately find the personality which best matches the conditions.
- Modern tools: Poolia offers both advice and advanced digital services for advertising in relevant channels for the specific need.

4.4 (max 5.0)	662 (target 700)	4.4 (max 5.0)	4.5 (max 5.0)	35% highest in industry
CLIENT SATISFACTION	TEMP SATISFACTION	CANDIDATE SATISFACTION	EMPLOYEE SATISFACTION INDEX	LINKEDIN BRAND INDEX

Financial targets and dividend policy

Poolia has chosen not to communicate any financial targets other than the dividend policy which shall normally exceed 50 per cent of the Group's profit after tax.

Business model

Poolia's business model is to provide clients with staff either for permanent employment (permanent placement) or for a temporary period (temporary staffing).

The permanent placement process

The process starts with an order/request from the client. Poolia then provides a suitable candidate whom the client can subsequently employ.


KICK-OFF MEETING, PROFILE AND TIMETABLE
SELECTION, TELEPHONE INTERVIEWS AND TESTS
CANDIDATE PRESENTATION
TESTS AND REFERENCES
FOLLOW-UP GUARANTEES
1
2
3
4
5
6
7
8
9
ADVERTISING
IN-DEPTH INTERVIEW, SECOND SELECTION
INTERVIEWS WITH CLIENTS
EMPLOYMENT
POOLIA + CLIENT
POOLIA
CLIENT

The temporary staffing process

The process starts with an order/request from the client. Based on the client's needs, Poolia provides the required skills for as long as the client wishes. In temporary staffing, Poolia is the employer and thus bears full employer responsibility, with everything it entails, such as salary interviews, work environment issues, etc.


KICK-OFF MEETING, PROFILE AND TIMETABLE
SELECTION TESTS
REFERENCES
EMPLOYER RESPONSIBILITY
FOLLOW-UP
1
2
3
4
5
6
7
8
9
ADVERTISING
INTERVIEWS
EMPLOYMENT
LEAD AND ALLOCATE WORK
POOLIA + CLIENT
POOLIA
CLIENT

With respect to both of the processes, Poolia also monitors whether the recruitment has been successful and addresses any comments or complaints from client or candidate.

Clients

Having satisfied clients is a cornerstone of long-term sustainable success. This is particularly true of the staffing industry, where clients have particularly high expectations of Poolia as a supplier. Poolia always strives for the highest client satisfaction, which is one of Poolia's key quality objectives. Customer satisfaction is measured regularly through client surveys, which are carefully followed up for further improvement.

Poolia's clients in Sweden are primarily found within pharmaceuticals, energy and industry, such as AstraZeneca, Vattenfall and Volvo. Poolia's five largest clients in Sweden accounted for approximately 27 per cent of revenue in Sweden in 2017, and Poolia's largest client accounted for approximately 8 per cent of revenue in Sweden in 2017. As regards the Group as a whole, the 10 largest clients accounted for approximately 27 per cent of revenue in 2017. No individual client accounts for more than ten per cent of the Group's total revenue.

Customer offering

Poolia uses its experience, skills and contact networks as well as a quality-assured process with appropriate tools in order to achieve a high quality client offering.

Client surveys

Poolia's consultants and overall undertakings are regularly assessed, both during and after the completion of an assignment, to ensure that Poolia meets the client's requirements and preferences. Poolia's goal is to achieve a client satisfaction index of 4.2 out of 5, and this goal was once again exceeded in 2017 with client satisfaction of 4.4.

Organisation and employees

Organisation

Poolia's organisation is divided based on the Company's geographic markets: Sweden, Germany and Finland. In Germany and Finland, a CEO is responsible for the entire business. In Sweden, there is a management group comprising the Group's CEO, CFO, HR Manager, Deputy CEO and a Sales Manager. A central level comprises the Group CEO, the CFO and HR Manager.


CEO
CFO
HR Manager
CEO Poolia Germany
Poolia Sweden
CEO Poolia Finland
Deputy CEO
Sales Manager

Personnel

In 2017 Poolia had 1,267 full-time employees.

Most of Poolia's employees are employed consultants, who for shorter or longer periods are engaged as temporary staff for clients within various industries.

The internal staff, responsible for sales, monitoring and administration, account for approximately 15 per cent of the entire workforce.

Poolia engages in consistent and long-term human relations work with important cornerstones as recurring employee surveys and performance reviews, development possibilities and solid internal communication.

TABLE: FULL TIME EMPLOYEE SPLIT BY GEOGRAPHY2017, PERCENTAGE


Sweden, 61.0%
Germany, 31.7%
Finland, 7.3%

TABLE: FULL-TIME EMPLOYEES SPLIT BY GENDER 2017, PERCENTAGE


Men, 63%
Women, 37%

Poolia's history in brief

1989:	Björn Öräs founds Ekonompoolen in Stockholm.
1992:	New legislation in Sweden deregulates temporary staffing.
1996:	Björn Öräs becomes sole owner. The Company adopts a new strategy: to become a full service supplier within the staffing industry.
1999:	Poolia's is listed on the stock exchange, and becomes the first company in Sweden with the Legal business area.
2000:	Four new business areas are formed: Bank & Finance, Education, Personnel & Payroll as well as Pharmaceuticals. Poolia becomes the second fastest growing company in Sweden and Sweden's third largest staffing company. Start of operations in Denmark and Finland.
2001:	Acquisition of Competence Sköterskejouren and the start of Poolia Healthcare. Acquisition of A&Z and thus the start of operations in Germany. Decision regarding organic establishment in Norway, starting in Oslo.
2002:	New strategy – focus on skill services under the brand Poolia Professionals. Services within Warehouse & Industry are placed in a separate subsidiary called Uniflex. Poolia Healthcare starts in Norway.
2004:	Uniflex is distributed to the shareholders and listed on the stock exchange.
2007:	Poolia Healthcare and Poolia Doctor are launched under a separate brand, Dedicare.
2011:	Dedicare is distributed to the shareholders and listed on the Stock Exchange. New business area established, Poolia Executive Search.
2015:	Acquisition of Joblink with operations in Malmö.

FINANCIAL INFORMATION IN BRIEF

Poolia's annual reports for the last three financial years (2015, 2016 and 2017) and the interim report for the period January–March 2017 are incorporated in this document through reference. All reports are available on Poolia's website, www.poolia.com. The reports can also be ordered from Poolia on telephone + 46 8 555 650 00.

Poolia's consolidated financial statements for 2015, 2016 and 2017 are prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU as well as interpretations by the IFRS Interpretations Committee (IFRIC). In addition, the Group applies RFR 1 Supplementary accounting rules for groups, which specifies the supplements to IFRS that are required pursuant to the provisions of the Swedish Annual Accounts Act (1995:1554). The annual reports have been audited by Deloitte AB with Henrik Nilsson (2015 and 2016) and Daniel de Paula (2017) as auditors-in-charge. The auditor's reports for 2015, 2016 and 2017 are included in the annual report for the respective year. The auditor's reports conform to the standard wording and contain no qualifications.

Poolia's unaudited interim reports for the periods January–March 2018 and January–March 2017 have been prepared in accordance with IAS 34.

Other than the audit of Poolia's annual reports and pro forma financial information, Poolia's auditors have not audited or reviewed any information in this document.

The financial information below is derived from the Company's audited annual report for each year, the Company's unaudited interim report for the period January–March 2018 and the Company's unaudited interim report for the period January–March 2017.[1)]

The information should be read together with the sections "*Information about Poolia – Comments on the financial development*", "*Information about Poolia – Historical financial information (document incorporated by reference)*" and Poolia's financial statements, including notes, which are incorporated in this document by reference. Amounts stated in this section have in certain cases been rounded off and, for this reason, the summaries in the tables are not always necessarily exact.

Income statement

	Unaudited	Unaudited	Audited	Audited	Audited
SEK million	**2018 Jan–Mar**	**2017 Jan–Mar**	**2017 Jan–Dec**	**2016 Jan–Dec**	**2015 Jan–Dec**
Operating income	200.4	199.2	771.5	784.8	757.1
Other expenses	–16.0	–16.3	–57.9	–61.3	–58.2
Staff costs	–178.9	–175.2	–688.8	–696.8	–680.0
Depreciation and amortisation of assets	–0.7	–0.7	–2.6	–3.7	–2.9
Operating profit	**4.8**	**7.0**	**22.2**	**23.0**	**16.0**
Profit/loss from financial investments					
Interest and similar income	0.6	0.1	0.1	0.1	6.8
Interest and similar expense	–0.2	–0.1	–1.8	–2.6	–0.3
Profit/loss after financial items	**5.2**	**7.0**	**20.5**	**20.5**	**22.5**
Tax expense	–1.5	–2.2	–7.8	–6.8	–6.5
Profit/loss for the period from continuing operations	**3.7**	**4.8**	**12.7**	**13.8**	**16.0**
Profit/loss for the period from discontinued operations	0.0	0.0	0.5	–2.1	–0.7
Profit/loss for the period*	**3.7**	**4.8**	**13.1**	**11.7**	**15.3**
Translation differences	1.9	2.0	3.9	3.0	–7.6
Comprehensive income for the period	**5.6**	**6.8**	**17.0**	**14.6**	**7.7**

* Profit/loss for the period attributable to Shareholders of the Parent

1) The financial information for the periods January–March 2017 and January–March 2018 is reproduced in this document with a greater degree of detail compared to the respective interim report. The financial information is summarized in the respective interm report.

Balance sheet

SEK million	Unaudited 30 Mar 2018	Unaudited 30 Mar 2017	Audited 31 Dec 2017	Audited 31 Dec 2016	Audited 31 Dec 2015
Assets					
Non-current assets					
Goodwill	19.0	18.9	18.8	18.7	18.5
Other intangible assets	5.2	3.7	6.1	4.2	5.6
Property, plant and equipment	0.8	0.9	0.8	0.9	1.7
Deferred tax assets	10.1	11.1	10.4	11.2	11.6
Total non-current assets	**35.1**	**34.6**	**36.1**	**35.0**	**37.5**
Current assets					
Trade receivables	124.0	101.4	113.8	115.4	115.6
Current tax receivables	10.7	9.5	8.4	7.0	8.9
Other receivables	0.3	0.4	0.5	0.3	0.2
Prepayments and accrued income	58.1	56.5	51.3	51.6	50.6
Cash and cash equivalents	40.3	34.5	42.8	36.6	20.2
Total current assets	**233.3**	**202.2**	**216.8**	**211.0**	**195.4**
TOTAL ASSETS	**268.3**	**236.8**	**252.9**	**246.0**	**232.9**
Equity and liabilities					
Equity					
Share capital	3.4	3.4	3.4	3.4	3.4
Other paid-in capital	187.7	187.7	187.7	187.7	187.7
Provisions	-0.0	-3.7	-1.8	-5.7	-8.6
Retained earnings	-97.3	-99.0	-101.0	-103.8	-106.9
Non-controlling interests	0.0	0.0	0.0	0.0	0.0
Total equity	**93.8**	**88.4**	**88.3**	**81.6**	**75.5**
Current liabilities					
Current liabilities to credit institutions	27.4	4.1	20.4	14.2	1.9
Trade payables	23.4	18.6	24.2	16.5	22.0
Other liabilities	41.3	43.7	44.6	49.8	47.4
Accruals and deferred income	82.5	82.1	75.3	83.9	86.1
Total current liabilities	**174.5**	**148.4**	**164.6**	**164.4**	**157.4**
TOTAL EQUITY AND LIABILITIES	**268.3**	**236.8**	**252.9**	**246.0**	**232.9**

Cash flow statement

SEK million	Unaudited 2018 Jan-Mar	Unaudited 2017 Jan-Mar	Audited 2017 Jan-Dec	Audited 2016 Jan-Dec	Audited 2015 Jan-Dec
Operating activities					
Profit/loss after financial items	5.2	7.0	20.5	20.6	22.5
Non-cash items					
Depreciation, amortisation and impairment charges in the income statement	-0.7	0.7	2.6	3.7	2.9
Exchange gains/losses	0.6	0.0	1.2	2.0	-6.7
Income tax paid	-5.9	-2.6	-4.7	-6.4	-1.5
Cash flow from operating activities before changes in working capital	**-0.7**	**5.1**	**19.6**	**19.8**	**17.3**
Changes in working capital					
Increase (-)/decrease (+) in current receivables	-15.2	9.1	2.8	-1.0	-11.7
Increase (+)/decrease (-) in current liabilities	4.8	-5.6	-8.5	-5.6	12.8
Cash flow from operating activities, continuing operations	**-11.1**	**8.6**	**13.9**	**13.2**	**18.4**
Cash flow from operating activities, discontinued operations	-	-	-	**-0.8**	-
Investing activities					
Acquisition of equipment	1.8	-0.5	-0.6	-0.4	-1.1
Acquisition of intangible assets	-1.9	-0.1	-4.3	-1.0	-0.9
Acquisition of participations in subsidiaries	-	-	-	-	-10.7
Cash flow from investing activities, continuing operations	**-0.1**	**-0.5**	**-4.9**	**-1.4**	**-12.7**
Cash flow from investing activities, discontinued operations	-	-	-	-	-
Financing activities					
Borrowings/repayment of borrowings from credit institutions	7.0	-10.1	6.3	12.3	-3.6
Dividends to shareholders	-	-	-10.3	-8.6	-
Cash flow from financing activities, continuing operations	**7.0**	**-10.1**	**-4.0**	**3.7**	**-3.6**
Cash flow from financing activities, discontinued operations	-	-	-	-	-
Cash flow for the period, continuing operations	**-4.2**	**-2.0**	**5.0**	**15.6**	**2.0**
Cash flow for the period, discontinued operations	-	-	-	**-0.8**	-
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	**42.8**	**36.6**	**36.6**	**20.2**	**19.0**
Exchange differences	1.7	-0.1	1.2	1.6	-0.8
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	**40.3**	**34.5**	**42.8**	**36.6**	**20.2**

Key ratios

The Company presents certain financial metrics in this document that are not defined in accordance with IFRS. The Company considers these metrics as valuable supplementary information to readers of this document and the Company's management since they enable evaluation of the Company's financial and operating position and development. Since companies do not calculate financial metrics in the same way, these are not always comparable with metrics used by other companies. Accordingly, these financial metrics are not to be regarded as substitutes for metrics defined in accordance with IFRS.

	Unaudited	Unaudited	Audited	Audited	Audited
Selected financial data in brief	**2018 Jan-Mar**	**2017 Jan-Mar**	**2017 Jan-Dec**	**2016 Jan-Dec**	**2015 Jan-Dec**
Operating margin, % [1]	2.4	3.5	2.9	2.9	2.1
Profit margin, % [1]	2.6	3.5	2.7	2.6	2.9
Return on equity, %	13.1 [2]	22.0 [2]	15.4	14.9	21.3
Return on capital employed, %	18.5 [2]	32.4 [2]	21.2	24.2	28.5
Return on total assets, %	7.9 [2]	12.3 [2]	8.7	8.8	9.9
Equity/assets ratio, %	35.0	37.3	34.9	33.2	32.4
Risk-bearing capital, %	35.0	37.3	34.9	33.2	32.4
Number of FTE's, average [1]	1,187	1,273	1,267	1,469	1,353
Revenue per employee, TSEK [1]	169	156	609	534	560

1) Relates to continuing operations
2) Rolling 12 months, incl. discontinued operations

NYCKELTAL PER AKTIE

	Unaudited	Unaudited	Audited	Audited	Audited
Summarised selected financial data	**2018 Jan-Mar**	**2017 Jan-Mar**	**2017 Jan-Dec**	**2016 Jan-Dec**	**2015 Jan-Dec**
Number of shares, average	17,121,996	17,121,996	17,121,996	17,121,996	17,121,996
Number of shares, outstanding	17,121,996	17,121,996	17,121,996	17,121,996	17,121,996
Earnings per share, SEK [1] [2]	0.22	0.28	0.74	0.80	0.93
Equity per share	5.48	5.16	5.16	4.76	4.41
Dividend per share [3]	–	–	0.60	0.60	0.50
Share price 31 Dec, SEK	12.7	16.1	16.00	15.60	12.40
P/E ratio [1]	–	–	20.8	22.9	13.3

1) Relates to continuing operations
2) Defined in accordance with IFRS
3) According to the Board of Directors' proposal

The tables above include key ratios that are not defined in accordance with IFRS.

The table below sets out calculation methods regarding these key ratios.

Derivation of certain alternative key ratios	Unaudited 2018 Jan–Mar	Unaudited 2017 Jan–Mar	Audited 2017 Jan–Dec	Audited 2016 Jan–Dec	Audited 2015 Jan–Dec
Equity, incl. non-controlling interests	93.8	88.4	88.3	81.6	75.5
+ Provisions for taxes	–	–	0.0	0.0	0.0
/Total assets	268.3	236.8	252.9	246.0	232.9
= Risk-bearing capital	**35.0%**	**37.3%**	**34.9%**	**33.2%**	**32.4%**
Profit/loss after tax, rolling 12 months	11.9	17.9	13.1	11.7	16.0
/Average equity	91.0	81.5	85.0	78.6	74.9
= Return on equity	**13.1%**	**22.0%**	**15.4%**	**14.9%**	**21.3%**
Profit/loss before tax, rolling 12 months	17.9	26.5	19.9	18.5	22.5
+ Finance costs, rolling 12 months	1.9	2.6	1.8	2.5	0.3
/Average capital employed	106.9	89.9	102.3	86.6	80.0
= Return on capital employed	**18.5%**	**32.4%**	**21.2%**	**24.2%**	**28.5%**
Profit/loss before tax, rolling 12 months	17.9	26.5	19.9	18.5	22.5
+ Financial expenses, rolling 12 months	1.9	2.6	1.8	2.5	3.2
/Average total assets	252.6	237.5	249.5	239.4	230.4
= Return on total assets	**7.9%**	**12.3%**	**8.7%**	**8.8%**	**9.9%**
Equity	93.8	88.4	88.3	81.6	75.5
/Number of shares outstanding (000)	17,122	17,122	17,122	17,122	17,122
= Equity per share	**5.48**	**5.16**	**5.16**	**4.76**	**4.41**
Operating income	200.4	199.2	771.5	784.8	757.1
/Average number of FTEs	1,187	1,273	1,267	1,469	1,353
= Revenue per employee, SEK '000	**169**	**156**	**609**	**534**	**560**
Operating profit	4.8	7.0	22.2	23.0	16.0[1]
/Operating income	200.4	199.2	771.5	784.8	757.1[1]
= Operating margin	**2.4%**	**3.5%**	**2.9%**	**2.9%**	**2.1%**
Operating income	200.4	199.2	771.5	784.7	757.1
– Operating expenses	–195.6	-192.2	–749.3	–761.7	–741.1
= Operating profit	**4.8**	**7.0**	**22.2**	**23.0**	**16.0**
Equity, incl. non-controlling interests	93.8	88.4	88.3	81.6	75.5
/Total assets	268.3	236.8	252.9	246.0	232.9
= Equity/assets ratio	**35.0%**	**37.3%**	**34.9%**	**33.2%**	**32.4%**
Total assets	268.3	236.8	252.9	246.0	232.9
Non-interest-bearing liabilities, incl. provisions for taxes	147.1	144.3	144.2	150.2	155.5
= Capital employed	**121.2**	**92.5**	**108.7**	**95.8**	**77.4**
Income, current period	200.4	199.2	771.5	784.7	757.1
– Income, corresponding period the preceding year	199.2	200.3	784.7	757.1	700.6
= Increase in operating income	**1.2**	**-1.1**	**-13.2**	**27.6**	**56.6**
/Income, corresponding period the preceding year	199.2	200.3	784.7	757.1	700.6
= Growth	**0.6%**	**-0.5%**	**-1.7%**	**3.6%**	**8.1%**
Profit/loss before tax	5.2	7.0	20.5	20.5	21.8[1]
/Operating income	200.4	199.2	771.5	784.7	757.1[1]
= Profit margin	**2.6%**	**3.5%**	**2.7%**	**2.6%**	**2.9%**

1) Excluding Poolia UK

Selected key ratios per business area

Poolia applies segment reporting which is based on the internal reporting, which means that the segment reporting format comprises geographical regions. Poolia's geographical segments are Sweden, Finland and Germany. Poolia UK, which was part of the Poolia Sweden segment, is reported as discontinued operations. The operations in Poolia UK were divested on 28 February 2014. Thereafter, in the two companies that comprised Poolia, only costs for administration and provisions for tax expenses for the profit from the sale of the business remained. On 26 September 2017 the two companies were deregistered. No individual customer accounts for more than 10 per cent of the Group's total revenue.

	Unaudited	Unaudited	Audited	Audited	Audited
SEK million	**Jan–Mar 2018**	**Jan–Mar 2017**	**2017**	**2016**	**2015**
Sweden					
Operating income	139.1	136.9	534.7	552.7	528.6
Operating profit	1.4	1.2	8.0	5.1	–1.6
Germany					
Operating income	50.8	52.0	197.6	190.1	178.6
Operating profit	3.0	5.5	12.9	16.9	16.4
Finland					
Operating income	10.5	10.3	39.2	41.9	49.9
Operating profit	0.4	0.3	1.3	0.9	1.2
UK[1]					
Operating income	–	–	0	0	0
Operating profit	–	–	–0.6	–0.8	–0.7

1) Divested business

Financial definitions

Key ratio	Definition	Reasoning
Earnings per share	Profit for the period after tax divided by the average number of shares.	Earnings per share provide an illustration of the company's earnings trend.
Risk-bearing capital	Equity, including non-controlling interests and provisions for taxes, as a percentage of total assets.	The percentage of risk-bearing capital is relevant from a credit perspective since it shows the ability to withstand losses.
Return on equity	Profit/loss after tax divided by average equity.	Return on equity is a metric of profitability in relation to the book value of equity. The metric is used to create efficient operations and a rational capital structure.
Return on capital employed	Profit/loss before tax plus finance costs, divided by average capital employed.	Return on capital employed is a metric of profitability after taking into consideration the amount of capital used. A higher return on capital employed indicates that capital is being used more effective.
Return on total assets	Profit/loss before tax plus finance costs divided by average total assets.	Return on total assets is a metric for assessing whether a company's business is providing an acceptable return on the resources at the company's disposal. The key ratio shows the actual effectivness of the business, independently of how the capital is financed, since finance costs are not included.
Equity per share	Equity divided by the number of shares outstanding.	Equity per share is a relevant metric for investors as to the size of debt to the share-holders in relation to each share.
Revenue per employee	Operating income divided by the average number of full-time employees.	Revenue per employee can be used to assess a company's efficiency. The higher the value, the more efficient the company is deemed to be.
P/E ratio	Share price at the end of the period divided by earnings per share.	P/E is a generally accepted valuation metric for measuring the group's share price relative to its net earnings per share.
Operating margin	Operating profit as a percentage of operating income.	The operating margin shows operating profit as a percentage of operating income and shows the operating profitability.
Equity/assets ratio	Equity, including non-controlling interests, as a percentage of total assets.	Equity/assets ratio is a key ratio which states the percentage of assets funded with equity and indicates the company's sensitivity to interest rate changes. The equity/assets ratio can be used as an indication of the company's long-term payment capability.
Capital employed	Total assets less non-interest-bearing liabilities, including provisions for taxes.	Capital employed measures the company's ability to meet the needs of the business, in addition to cash and cash equivalents.
Profit margin	Profit before tax as a percentage of operating income.	The profit margin shows profitability and is relevant for assessing the percentage of operating income which is retained as profit.
Operating profit	Operating income less operating expenses.	Operating profit allows for comparisons of profitability independent of capital structure or tax situation.

COMMENTS ON THE FINANCIAL DEVELOPMENT

This section is intended to facilitate the understanding and assessment of trends and factors that affect the operating profit and Poolia's financial position. The section should be read together with the sections "*Information about Poolia– Financial information in brief*", "*Information about Poolia– Capital structure and other financial information*", "*Information about Poolia– Historical financial information (documents incorporated by reference)*" and the Company's financial statements, including notes, that have been incorporated in this document by reference. The comments below on the financial development relate to the period 1 January–31 March 2018 and 1 January–31 March 2017, as well as the financial years 2015, 2016 and 2017.

The amounts stated in this section have in certain cases been rounded off and, for this reason, the summaries in the tables are not always necessarily exact.

Comparison between the periods January–March 2018 and January–March 2017

Revenue development

Income from the Group's business increased by 0.6 per cent to SEK 200.4 million (199.2). Currency movements positively affected revenue by 1.4 per cent. Temporary staffing is the largest business area. The share of revenue from permanent placement services increased to 15 (13) per cent. The breakdown of the Group's revenue by segment during the period is shown below. The difference is essentially explained by currency movements.

TABLE: POOLIA'S REVENUE SPLIT BY GEOGRAPHY 2017 (2016), PERCENTAGE


Sweden, 69.3 (70.4)%
Germany, 25.6 (24.2)%
Finland, 5.1 (5.4)%

Earnings development

Operating profit amounted to SEK 4.8 million (7.0) and the operating margin was 2.4 (3.5) per cent. The Group's net financial items amounted to SEK 0.4 million (0.0). Profit before tax was SEK 5.2 million (7.0). The Group's tax expense was SEK -1.5 million (-2.2). The differences are mainly explained by increased staff costs.

Financial position

As of 31 March 2018 the Group's cash and cash equivalents amounted to SEK 40.3 million (34.5). Cash flow from operating activities during the period amounted to SEK -11.1 million (8.6). The equity/assets ratio on 31 March 2018 was 35.0 (37.3) per cent. The Group's dealings with any single lender are reported net in the consolidated balance sheet. The Swedish part of the Group has a joint cash pool and a granted overdraft facility of SEK 40 million (40), of which SEK 27.4 million (4.1) was utilised on 31 March 2018. The differences are mainly explained by an increase in paid tax, an increase in working capital as well as new borrowings.

Investments

The Group's investments in property, plant and equipment during the period amounted to SEK 2.4 million (0.5). The difference is mainly explained by increased investments in property, plant and equipment.

Comparison between the full year of 2017 and the full year of 2016

Revenue trend

The Group's revenue relating to continuing operations decreased by 1.7 per cent to SEK 771.5 million (784.7). Currency movements had a positive impact on revenue of 0.5 per cent in 2017. The difference is mainly explained by decreased sales.

Temporary staffing continued to be the dominant business area and accounted for 87 per cent (88 per cent) of revenue. The percentage attributable to permanent placement increased to 13 per cent (12 per cent). There is no meaningful difference between the years.

Revenue generated by the Swedish business declined within temporary staffing but increased within permanent placement. The German business experienced increased revenue within temporary staffing but a reduction within permanent placement. Poolia Finland experienced reduced revenue in both sectors. The differences are mainly explained by changed market conditions.

Poolia Sweden's revenue fell by 3.3 per cent and amounted to SEK 534.7 million (552.7). Poolia Finland's revenue fell by 6.4 per cent to SEK 39.2 million (41.9). Currency movements had a positive effect of 1.7 per cent. Poolia Germany's revenue increased by 3.9 per cent to SEK 197.6 million (190.1). Currency movements had a positive impact of 1.7 per cent. The differences are mainly explained by changed market conditions and decreased sales.

Earnings development

Operating profit relating to continuing operations amounted to SEK 22.2 million (23.0). Profit before tax was SEK 20.5 million (20.5). The operating margin was 2.9 (2.9) per cent. Poolia Sweden reported an operating profit of SEK 8.0 million (5.1) and an operating profit margin of 1.5 (0.9) per cent. Poolia Finland's operating profit was SEK 1.3 million (0.9) and its operating margin was 3.3 (2.1) per cent. Poolia Germany's operating profit was SEK 12.9 million (17.0) and the operating margin was 6.5 (8.9) per cent. Poolia UK, which is reported as discontinued operations, reported an operating loss for the year of SEK −0.6 million (−0.7). The differences in Sweden and Finland are mainly explained by reduced costs, while the difference in Germany is mainly explained by increased costs.

The Group's net financial items amounted to SEK −1.7 million (−2.5). The Group's tax expense was SEK −7.8 million (−6.8). There is no meaningful difference between the years.

Financial position

The Group's cash and cash equivalents on 31 December 2017 amounted to SEK 42.8 million (36.6). The Swedish part of the Group has a granted overdraft facility of SEK 40 million (40), of which SEK 20.4 million (14.2) was utilised on 31 December 2017. Cash flow from operating activities relating to continuing operations during the period was SEK 13.9 million (13.2). The equity/assets ratio was 34.9 (33.2) per cent on 31 December 2017. The principles applied regarding financial risk management and exposure to various types of risk is set forth in note 4 of the 2017 annual report. The differences are mainly explained by cash flow for the year.

Investments

The Group's investments in property, plant and equipment amounted to SEK 4.4 million (1.4). The difference is mainly explained by increased investments in property, plant and equipment.

Goodwill

The Group's goodwill amounted to SEK 18.8 million (18.7). The annual test showed no impairment. The valuation principles applied and a summary of the breakdown of cash-generating units are set forth in note 14 of the 2017 annual report. There is no meaningful difference between the years.

Comparison between the full year 2016 and the full year 2015

Revenue development

The Group's revenue relating to continuing operations increased by 3.6 per cent to SEK 784.7 million (757.1). Currency movements had a positive impact on revenue of 0.5 per cent in 2016. The difference is mainly explained by increased sales.

Temporary staffing continued to be the dominant business area and accounted for 88 per cent (89 per cent) of revenue. The percentage represented by permanent placement increased to 12 per cent (11 per cent). There is no meaningful difference between the years.

Revenue from the Swedish and German businesses, within both temporary staffing and permanent placement, increased compared with the preceding year. Poolia Finland experienced reduced revenue in both sectors. The differences are mainly explained by changed market conditions.

Poolia Sweden's revenue increased by 4.6 per cent and amounted to SEK 552.7 million (528.6). Poolia Finland's revenue was 16.0 per cent lower at SEK 41.9 million (49.9). Currency movements had a positive effect of 1.6 per cent. Poolia Germany's income amounted to SEK 190.1 million (178.6), an increase of 6.4 per cent. Currency movements had a positive effect of 1.7 per cent. The differences are mainly explained by changed market conditions and increased sales in Sweden and Germany, however lower sales in Finland.

Earnings development

Operating profit relating to continuing operations amounted to SEK 23.0 million (16.0). Profit before tax was SEK 20.5 million (22.5). The operating margin was 2.9 (2.1) per cent. Poolia Sweden reported an operating profit of SEK 5.1 million (−1.6) and an operating margin of 0.9 (−0.3) per cent. Poolia Finland's operating profit was SEK 0.9 million (1.2) and the operating margin was 2.1 (2.4) per cent. Poolia Germany's operating profit was SEK 17.0 million (16.4) and the operating margin was 8.9 (9.2) per cent. Poolia U.K., which is reported as discontinued operations, reported an operating loss for the year of SEK −0.7 million (−0.7). The difference in Sweden is mainly explained by increased sales and an improved operating margin; the difference in Finland is mainly explained by reduced sales; and the difference in Germany is mainly explained by increased sales.

The Group's net financial items amounted to SEK −2.5 million (6.5). The positive net financial items for 2015 comprised currency movements. The Group's tax expense was SEK −6.8 million (−6.5).

Financial position

The Group's cash and cash equivalents on 31 December 2016 amounted to SEK 36.6 million (20.2). The Group's Swedish business has a granted overdraft facility of SEK 40 million (40), of which SEK 14.2 million (1.9) was utilised on 31 December 2016. Cash flow from operating activities for continuing operations was SEK 13.2 million (18.4) during the period. The equity/asset ratio was 33.2 (32.4) per cent on 31 December 2016. The differences are mainly explained by cash flow for the year.

Applied financial risk management and exposure to various types of risks are set forth in note 4 in the annual report for 2016.

Investments

The Group's investments in property, plant and equipment amounted to SEK 1.4 million (2.0). The difference is mainly explained by reduced investments in property, plant and equipment.

Goodwill

The Group's goodwill amounted to SEK 18.7 million (18.5). The annual test showed no impairment. The valuation principles applied and a summary of the breakdown of cash-generating units are set forth in note 14 of the 2016 annual report. There is no meaningful between the years.

CAPITAL STRUCTURE AND OTHER FINANCIAL INFORMATION

The tables below show Poolia's capitalisation and indebtedness as of 31 March 2018. See the section "*Information about Poolia– Share capital and ownership structure*" for further information concerning the Company's share capital and shares, including changes connected with the Merger. The information in this section should be read together with the section "*Information about Poolia– Comments on financial development*" and the Company's financial statements, including notes, which are incorporated in this document by reference.

Capitalisation

SEK million	31 March 2018 (Unaudited)
Current liabilities	
Guaranteed	-
Secured[1)]	27.4
Unguaranteed/unsecured	147.1
Total current liabilities	**174.5**
Non-current liabilities	
Guaranteed	-
Secured	-
Unguaranteed/unsecured	-
Total non-current liabilities	-
Shareholders' equity	
Share capital	3.4
Other paid-in capital	187.7
Provisions	-0.0
Retained earnings	-97.3
Non-controlling interests	0.0
Total shareholders' equity	**93.8**
Total capitalisation	**268.3**

1) The secured assets are made up of all of the shares in Poolia Sverige AB

There are no meaningful deviations in the Company's capitalisation as of the date of this document compared to 31 March 2018, apart from the dividends of SEK 10.3 million distributed on 3 May 2018.

Nettoskuldsättning

	SEK million	31 March 2018 (Unaudited)
(A)	Cash	-
(B)	Cash equivalents	40.3
(C)	Marketable securities	-
(D)	**Total liquidity (A)+(B)+(C)**	**40.3**
(E)	**Current financial receivables**	-
(F)	Current bank liabilities	27.4
(G)	Current portion of non-current liabilities	-
(H)	Other current liabilities (non-interest-bearing)	147.1
(I)	**Total current liabilities (F)+(G)+(H)**	**174.5**
(J)	**Net current financial indebtedness (I)–(E)–(D)**	**134.3**
(K)	Non-current bank loans	-
(L)	Issued bonds	-
(M)	Other non-current liabilities	-
(N)	**Non-current financial indebtedness (K)+(L)+(M)**	-
(O)	**Net financial indebtedness (J)+(N)**	**134.3**

Statement concerning working capital

In Poolia's assessment the current working capital is sufficient to cover the Company's needs during the coming 12-month period.

Intangible assets

'Intangible assets' refers to goodwill, customer relations and other intangible assets. Following a test for impairment of goodwill, no need for impairment was identified.

As of 31 March 2018 Poolia's intangible assets amounted to SEK 24.2 million, of which goodwill amounted to SEK 19.0 million.

SEK million	31 March 2018 (Unaudited)
Goodwill	19.0
Other intangible assets	5.2
Total	**24.2**

Property, plant and equipment

'Property, plant and equipment' refers to primarily equipment and computers. Following a test of impairment, no need for impairment was identified.

As of 31 March 2018 Poolia's property plant and equipment amounted to SEK 0.8 million.

Historical investments

The table below shows Poolia's total investments during the financial years 2015–2017 and during the first quarter of 2018 and the first quarter of 2017.

SEK million	Unaudited 2018 Jan-Mars	Unaudited 2017 Jan-Mars	Audited 2017 Jan-Dec	Audited 2016 Jan-Dec	Audited 2015 Jan-Dec
Acquisition of equipment	1.8	-0.5	-0.6	-0.4	-1.1
Acquisition of intangible assets	-1.9	-0.1	-4.3	-1.0	-0.9
Acquisition of participations in subsidiaries	-	-	-	-	-10.7
Total	**-0.1**	**-0.5**	**-4.9**	**-1.4**	**-12.7**

During the period commencing 31 March 2018 until the date of this document, Poolia's investments have amounted to SEK 2 million.

Ongoing and future investments

Disregarding an investment of SEK 2 million related to the relocation of an office during the second quarter, as of the date of this document the Company has no significant ongoing investments and has not entered into any undertakings regarding significant future investments in tangible or intangible assets.

Tax situation

Since the Company was incorporated until the end of 2017, Poolia has accumulated operating losses of SEK 8.5 million. Deferred tax assets are reported to the extent it is likely that future tax surpluses will be available against which temporary deductible differences and loss carryforwards can be utilised. Deferred tax assets amounting to SEK 8.5 million have been reported in the Company's financial statements.

Sensitivity analysis

Revenue from the temporary staffing business is highly dependent on the number of working days in the month and on holidays. Of these two factors, the number of days has the greater impact on earnings, mainly because some of the temporary consultants receive a fixed monthly salary, regardless of the number of working days. This is most common in Sweden and Germany. In Sweden, about 15 per cent of temporary consultants receive a fixed monthly salary. Revenue from temporary assignments extends over a longer period than permanent placement revenue. Both temporary staffing and permanent placement revenue is lower during summer holiday periods.

Financial exposure

Poolia is exposed to various types of financial risks. The Company's overall policy for financial risk management is to endeavour to minimise the negative effects of market fluctuations on the Group's earnings at all times. However, there is no hedging of currency exposure arising on transactions with foreign subsidiaries. The Company works to ensure that, whenever possible, profit in foreign entities is distributed to the Swedish parent company. The Group's financial policy is established annually by the Board of Directors and regulates how financial risks are managed and what financial instruments may be used.

Currency risk

Currency risk is the risk that the Group's earnings will be adversely affected by exchange rate movements. Poolia's currency exposure arises from intra-group financing and the translation of foreign subsidiaries' balance sheets and income statements to Swedish kronor. Translation exposure refers to translation from EUR, GBP and DKK. The financial policy states that translation exposure shall not be hedged. Translation of foreign subsidiaries had a positive effect of SEK 3.9 (3.0) million on consolidated equity in 2017. Poolia does not have any other currency exposure at present.

Interest rate risk

Interest rate risk is the risk that the Group's net interest income will be adversely affected by changes in market interest rates. The Group's interest rate risk exposure was insignificant at the reporting date. Poolia does not have any holdings of interest-bearing financial liabilities other than the overdraft facility of SEK 40 (40) million, and the Company's interest-bearing financial assets consist primarily of unrestricted bank funds. A one percentage point change in market interest rates would affect all of the Group's interest-bearing assets and liabilities. The impact on earnings before tax would be approximately SEK 0.2 million.

Credit and counterparty risk

Credit and counterparty risk is the risk that the counterparty to a transaction will be unable to discharge its obligations, thereby causing the Group to incur a loss. The Group is exposed to credit and counterparty risk if excess liquidity is invested in financial assets. In order to limit counterparty risk, only counterparties with a high credit rating in accordance with the financial policy are accepted. There were no derivatives as of 31 December 2017. Poolia's largest operating assets are trade receivables. Bad debts may arise in a business relationship or a dispute after a client has become insolvent. Poolia's receivables from a single client are relatively small in relation to to the outstanding trade receivables portfolio. This means that the risk of client defaults is insignificant. The Group applies a credit policy that includes credit checks and careful payment tracking.

Commercial credit risk within the Group is minimal as there is no significant credit risk concentration in respect of a particular client, counterparty or geographical region. The maximum credit risk corresponds to the carrying amount of Poolia's financial assets.

Liquidity risk and cash flow risk

Liquidity risk is the risk that the Group will encounter difficulty in obtaining funds to meet its obligations associated with financial instruments. At present, Poolia's cash and cash equivalents are placed in accounts or short-term deposits with banks. The Group currently has no need of refinancing.

Significant events since 31 March 2018

No significant events affecting Poolia's financial position or market position have occurred since 31 March 2018.

Trends

Other than as stated in the section "*Risk factors*", Poolia is unaware of any public, economic, tax policy, monetary policy or other political measures which, directly or indirectly, may have a significant impact on the Company's business.

BOARD OF DIRECTORS, GROUP MANAGEMENT AND AUDITORS

Poolia's current Board of Directors[1)]

Poolia's Board of Directors currently comprises five members who were elected at the annual general meeting held on 25 April 2018 for a term of office until the next annual general meeting.

Pursuant to the rules set forth in the Swedish Corporate Governance Code (the "**Code**"), a majority of the board members elected by the general meeting must be independent in relation to the company and its management. This requirement does not apply to employee representatives. Under the Code, two of the board members who are independent in relation to the company and its management must also be independent in relation to the Company's major shareholders.

The table below shows Poolia's board members, their position, year of birth, the year in which they were first elected to the Board of Directors, whether they are deemed independent in relation to the Company and its management, and the Company's major owners as well as their shareholdings in the Company as of the date of this document. For more information concerning shareholdings in the Company following completion of the Merger, see the section "*Information about Poolia - Share capital and ownership structure - Ownership structure before and after completion of the Merger*" below.

Name	Born	Board member since	Position	Independent in relation to the Company and its management	Independent in relation to the Company's major shareholders[1)]	Shareholding in the Company
Björn Örås	1949	1989	Chairman of the Board	Yes	No	4,023,815 class A shares and 3,251,445 class B shares
Lennart Pihl	1950	2013	Board member	Yes	Yes	10,000 class B shares
Dag Sundström	1955	2011	Board member	Yes	Yes	3,000 class B shares
Anna Söderblom	1963	2013	Board member	Yes	Yes	15,000 class B shares
Azita Shariati	1968	2018	Board member	Yes	Yes	None

1) 'Major shareholder' means an owner who directly or indirectly controls ten per cent or more of the shares or the votes in the Company. If a company owns more than 50 per cent of the shares, participations or votes in another company, the first-mentioned company indirectly controls the latter company's stakes in other companies.

Presented below is more detailed information about the board members, including their education, experience, current and former appointments, and shareholdings in the Company as of the date of this document.

Björn Örås, *born 1949*

Chairman of the Board since 2000, board member since 1989.

Education: B.A. (Econ), Lund University.

Other current appointments: Chairman of the Board, Uniflex AB (publ), Dedicare AB (publ) and Bro Hof Slott.

Appointments concluded during the past five years: None.

Other relevant professional experience: Product Manager, Pierre Robert, Product Group Manager, IKEA, CEO and Advertising Agency, Appel & Falk, Blanking, CEO, Poolia. Own business: Björn Örås Marketing, Karat Utveckling and SMA.

Dependency status: Independent in relation to the Company and its management, not independent in relation to the Company's major shareholders.

Holdings in the company: 4,023,815 class A shares and 3,251,445 class B shares.

Lennart Pihl, *born 1950*

Board member since 2013.

Education: M.Sc (Econ).

Other current appointments: Chairman of the Board, Bertex AB, Ingape AB, Midway AB (publ), Myloc Holding AB, Joakim Lagergren Golf AB, Ellpeco AB as well as Nordic Room Improvement AB. Conducts consulting operations in own companies since 2004.

Appointments concluded during the past five years: Chairman of the Board, Green Cargo AB, Kinnarps AB, Heatex AB. Board member, Avega AB (publ) and Readsoft AB (publ).

Other relevant professional experience: CEO of Bong Ljungdahl and Acrimo. In his role as consultant has worked as interim CEO of, among other companies, Green Cargo, Konstruktions-Bakelit, Brio Lek & Lär and AuraLight.

Dependency status: Independent in relation to the Company and its management, independent in relation to the Company's major shareholders.

Holdings in the company: 10,000 class B shares.

1) As stated in the section "*Information about the new group - General information - The new group - Organisation*", Poolia's nomination committee has, pending the extraordinary general meeting at which the Merger is expected to be approved, unanimously proposed that the general meeting elect Jenny Pizzignacco and Eva Gidlöf as new board members of the Company. It is proposed that the newly elected board members, Jenny Pizzignacco and Eva Gidlöf, assume office at the time of registration of the Merger at the Swedish Companies Registration Office.

Dag Sundström, *born 1955*

Board member since 2011.

Education: M.S (Eng. Physics), Royal Institute of Technology, Stockholm ,M.Sc (Econ), Stockholm School of Economics.

Other current appointments: Board member, Raoul Wallenbergskolorna AB, DS Holding AB, Dedicare AB.

Appointments concluded during the past five years: None.

Other relevant professional experience: Management Consultant; Board member, McKinsey & Company Inc, CEO and Group CEO, Teleca AB, XLENT Consulting Group; own business, Dag Sundström Consulting AB, InterPares Management Consultants.

Dependency status: Independent in relation to the Company and its management, independent in relation to the Company's major shareholders.

Holdings in the company: 3,000 class B shares.

Anna Söderblom, *born 1963*

Board member since 2013.

Education: Mathematics graduate, Lund University, PhD (Econ), Stockholm School of Economics.

Other current appointments: Chair, Advenica AB. Board member, Almi Företagspartner AB, BTS Group AB, Excanto AB, Länsförsäkringar Liv Försäkringsaktiebolag and Midway Holding. Researcher and tutor at the Stockholm School of Economics.

Appointments concluded during the past five years: Chair, Algoryx AB and Avega Group AB. Board member, SSE Business Lab AB, ReadSoft AB and Ortivus AB.

Other relevant professional experience: Previously market director at Microsoft Norden and Posten Brev as well as Investment Manager at Industrifonden.

Dependency status: Independent in relation to the Company and its management, independent in relation to the Company's major shareholders.

Holdings in the company: 15,000 class B shares.

Azita Shariati, *born 1968*

Board member since 2018.

Education: Food economics at Gothenburg University as well as studies in statistics, leadership and marketing at the School of Economics.

Other current appointments: Chair, Almega Service companies, board member, Almega tjänsteförbund, the Swedish Agency for Participation and Visita.

Appointments concluded during the past five years: None.

Other relevant professional experience: President Sodexo Nordics & CEO Sodexo AB. Previous appointments as sales director, business market manager and Sweden manager. Has been awarded several accolades, including the most powerful woman, 2015, and Sweden's super communicator, 2016.

Dependency status: Independent in relation to the Company and its management, independent in relation to the Company's major shareholders.

Holdings in the company: None.

Poolia's current management

The table below shows the Company's current senior executives including name, year of birth, current position, the year when the person became a senior executive, as well as shareholdings in the Company as of the date of this document.

Name	Born	Senior executive since	Position	Holdings in the Company
Morten Werner[1)]	1949	2014	Group CEO Poolia AB CEO of Poolia Sweden	400,000[2)] class B shares
Charlotte Järeby Hellman	1973	2001	Deputy CEO	None
Fredrik Johansson[3)]	1981	2017	CFO	None
Tobias Rebenich	1971	2011	CEO, Poolia Germany	None
Jose Majanen	1969	2007	CEO, Poolia Finland	None
Daniel Krüger	1973	2017	HR Manager	None

1) As stated in the press release published by the Company on 19 February 2016, Morten Werner has announced his resignation. Jan Bengtsson will be appointed as Poolia's new CEO.
2) Morten Werner holds a total of 400,000 class B shares in Poolia, of which 200,000 class B shares are held through insurance policies.
3) Patrik Fagerholm is currently temporary CFO of Poolia.

Presented below is more detailed information regarding the Company's senior executives, including their education, experience, current and completed appointments, as well as shareholding in the Company as of the date of this document.

Morten Werner, *born 1949*

Group CEO Poolia AB, CEO of Poolia Sverige. Senior executive since 2014.
Education: MBA, University of Southern California.
Other current appointments: None.
Appointments concluded during the past five years: None.
Other relevant professional experience: CEO of Hasselfors Garden, Pandora Management, Orasolv and Feelgood Svenska, Managerial positions at GE Capital.
Holdings in the company: 400,000 class B shares, of which 200,000 class B shares are held through capital redemption insurance.

Charlotte Järeby Hellman, *born 1973*

Deputy CEO. Senior executive since 2001.
Education: Service Management programme, Gothenburg University.
Other current appointments: None.
Appointments concluded during the past five years: None.
Other relevant professional experience: Account Manager, Manpower Nyckelkunder, Sales Manager, Provobis Frimurare-hotellet, Linköping.
Holdings in the company: None.

Fredrik Johansson, *born 1981*

CFO. Senior executive since 2017.
Education: Master's degree in Economics, specialising in Business Administration, Uppsala University.
Other current appointments: None.
Appointments concluded during the past five years: CFO, Wasa Kredit AB.
Other relevant professional experience: Accounting Manager, Wasa Kredit AB as well as Audit Senior and Audit Assistant, Deloitte AB.
Holdings in the company: None.

Tobias Rebenich, *born 1971*

CEO Poolia Germany. Senior executive since 2011.
Education: Bank apprentice, Chamber of Commerce, studies in economics.
Other current appointments: None.
Appointments concluded during the past five years: None.
Other relevant professional experience: Area Manager Amadeus FiRe Germany, senior managerial position Robert Half Germany, site manager Manpower Germany.
Holdings in the company: None.

Jose Majanen, *born 1969*

CEO Poolia Finland. Senior executive since 2007.
Education: Degree in economics and sociology from the University of Bremen.
Other current appointments: None.
Appointments concluded during the past five years: None.
Other relevant professional experience: Regional Manager, Manpower Finland.
Holdings in the company: None.

Daniel Krüger, *born 1973*

HR Manager. Senior executive since 2017.
Education: Behavioural scientist, B.A. Psychology, University studies in business administration, philosophy, literary science and modern Swedish.
Other current appointments: None.
Appointments concluded during the past five years: None.
Other relevant professional experience: Previously mainly worked as management consultant, Partner för Enhancer Consulting and HR Manager & Head of Organization & Human Capital Development för Lernia.
Holdings in the company: None.

Other information concerning the Board of Directors and senior executives

Four board members elected by the general meeting are independent in relation to the Company, its management and the Company's major shareholders. Björn Örås, in his capacity as a major shareholder of Poolia, is not independent in relation to the Company's major shareholders.

There are no family ties between the board members and/or the senior executives. Furthermore, none of the above board members or senior executives have entered into any agreement with the Company or any of its subsidiaries regarding benefits following conclusion of the appointment, other than as stated in this document.

No board member or senior executive has, during the past five years, been the subject of any sanctions or accusations by public authorities or organisations representing certain professional groups which are regulated under public law. No board member or senior executive has, during the past five years, been placed into bankruptcy or liquidation. Nor has any board member or senior executive been involved in any bankruptcy or liquidation proceedings involving companies they have represented during the past five years. During the past five years no board member or senior executive has been convicted in any fraud-related case. During the past five years no board member or senior executive has been subject to a prohibition on trading. No special agreements have been reached between major shareholders, clients, suppliers or other parties pursuant to which any director or senior executive has been elected to their current position.

All board members and senior executives can be contacted via the Company's address (Kungsgatan 57 A, 101 24 Stockholm).

Conflicts of interest

No board member or senior executive has any private interests which might entail a conflict of interests with the Company, other than Björn Örås (Chairman of the Board of Poolia) who is Chairman of the Board and principal owner of Uniflex. Four board members and one senior executive have, however, financial interests in the Company as a consequence of their shareholdings.

With respect to Björn Örås, given his equal shareholdings in both Poolia and Uniflex there has not been deemed to be any conflict of interest of such a nature that Björn Örås should decline to participate in the handling by Poolia's Board of Directors of matters related to the Merger.

Auditors

The annual general meeting held on 25 April 2018 re-elected Deloitte AB as auditor. Authorised Public Accountant Daniel de Paula is the auditor-in-charge.

Deloitte AB has, through Daniel de Paula and the previous auditor-in-charge, Authorised Public Accountant Henrik Nilsson, who was auditor-in charge during 2015 and 2016, been the Company's auditor during the period covered by the historical financial information in the information document.

Daniel de Paula, born 1974, and Henrik Nilsson, born 1973, are members of the institute for the accountancy profession in Sweden, Föreningen Auktoriserade Revisorer (FAR).

Deloitte AB's office address is Rehnsgatan 11, 113 79 Stockholm.

CORPORATE GOVERNANCE

Poolia is a Swedish public limited liability company. Poolia's corporate governance is based on Swedish law, primarily the Companies Act, Nasdaq Stockholm's Rule Book for Issuers, the Code, the Company's articles of association, internal rules, regulations and policies.

The Code applies to all Swedish companies whose shares are listed on a regulated market in Sweden. The Code allows for deviations from the rules, provided that any such deviations and the selected alternative solution is described and the reasons therefor are explained in the Company's corporate governance report (in accordance with the so called "comply or explain principle"). The Company does not deviate, and does not intend to deviate, from any of the Code's rules. Any future deviations will be explained in the Company's annual corporate governance report.

General meetings

In accordance with the Companies Act, the general meeting is the Company's highest decision-making body, through which the shareholders exercise their influence over the Company. At general meetings, the shareholders exercise their voting rights on key issues, such as the adoption of income statements and balance sheets, appropriation of the Company's earnings, the granting of discharge from liability for the board members and Group CEO (also CEO), election of board members and auditors, as well as compensation to the Board of Directors and the auditors.

An annual general meeting must be held within six months from the expiry of the financial year. In addition to the annual general meeting, notice may also be given to attend extraordinary general meetings. Pursuant to the Company's articles of association, notice to attend general meetings must be given through an announcement in *Post- och Inrikes Tidningar* (the Official Gazette) and on the Company's website, poolia.com. The fact that notice has been given must be advertised in *Dagens Industri*.

Entitlement to participate at general meetings

Shareholders who wish to participate at a general meeting must be entered in the printout of the entire share register reflecting circumstances five weekdays prior to the meeting and must give the Company notice of their attendance not later than 12 noon on the day stated in the notice of the general meeting. The latter-mentioned day may not be a Sunday, other public holiday, Saturday, Midsummer Eve, Christmas Eve or New Year's Eve and may not occur earlier than the fifth weekday prior to the meeting.

Shareholders may be accompanied by assistants at the general meeting only if the shareholder has notified the number of assistants to the Company in the manner stated in the preceding paragraph.

It is usually possible for a shareholder to notify their attendance at the general meeting in several ways, as detailed in the notice of the general meeting. In addition to notifying the Company of their attendance, in order to participate shareholders whose shares are nominee-registered through a bank or a securities institution must, in order to be entitled to participate at the meeting, cause the nominee to reregister their shares in their own name at Euroclear. Shareholders should notify the nominee thereof in ample time prior to the record date.

Shareholders are entitled to vote for the entire number of shares held by the shareholder in question.

Shareholder initiative

Any shareholder who wishes to have a matter addressed at the general meeting must request so in writing to the Company's Board of Directors. A request must normally reach the Board of Directors not later than seven weeks prior to the general meeting.

Nomination committee

Companies which comply with the Code must, pursuant to the Code, have a nomination committee which is charged with presenting proposals regarding the chairman at the general meeting; candidates for the Board of Directors, including the Chairman of the Board; fees and other remuneration to each board member; the election of, and remuneration for, external auditors; as well as proposals for a nomination committee, or principles regarding the appointment of a nomination committee pending the next annual general meeting. The Code prescribes that the majority of the members of the nomination committee shall be independent in relation to the company and company management; that the CEO or another member of company management shall not be a member of the nomination committee; and that at least one member of the nomination committee shall be independent in relation to the company's largest shareholder in terms of votes or group of shareholders who collaborate regarding administration of the company. In addition, pursuant to the Code board members may be included in the nomination committee but shall not constitute a majority of the members of the nomination committee. The Chairman of the Board or other board members may not serve as chairman of the nomination committee.

In accordance with a resolution adopted at Poolia's 2017 annual general meeting, a new nomination committee was appointed pending the 2018 annual general meeting. The Company's nomination committee comprises Björn Örås (Chairman of the Board and principal owner), Petter Stillström (AB Traction) and Martin Bjäringer (Represented by Bo Jungner).[1] Petter Stillström is appointed as chairman of the nomination committee.

1) The composition of the nomination commitee may be changed as a consequence of the Merger.

Board of Directors

The Board of Director's responsibility and work

The Board of Directors is the Company's most senior decision-making body after the general meeting. Board members are normally appointed by the annual general meeting for a term of office which terminates at the close of the next annual general meeting. According to the Company's articles of association, no fewer than three and no more than ten board members shall be appointed by the general meeting.

The Board of Directors's responsibilities are governed by the Company's articles of association, the Companies Act and the Code. The Board of Directors also complies with written rules of procedure, which are revised annually. The rules of procedure regulate the allocation of work and responsibility between the Board of Directors, the Chairman of the Board and the CEO. The Board of Directors also adopts instructions for the Board's committees as well as instructions for the CEO.

The Board of Directors is responsible for the Company's organisation and management of the Company's affairs, which includes responsibility for the preparation of general long-term strategies and targets, budget and business plans; the adoption of guidelines to ensure that the Company's business creates long-term value; review and approval of closing accounts; decisions concerning investments and, where appropriate, divestments, capital structure and dividend policy; development of Poolia's policies; ensuring that a control system is in place for monitoring compliance with policies and guidelines; ensuring that a system is in place for monitoring and control of the Company's business and risks, significant changes in the Company's organisation and business; appointing the Company's CEO; and establishing salary and other remuneration for the CEO.

The Chairman of the Board presides over the Board of Director's work so that it is exercised in accordance with laws and regulations. The Chairman of the Board monitors the business through dialogue with the CEO and is responsible for ensuring that other board members receive satisfactory information and data for decisions for their work. The Chairman of the Board also coordinates the annual assessment of the Board of Directors' and the CEO's work, which is also disclosed to the nomination committee. The Chairman of the Board also participates in assessment and development issues concerning the Company's senior executives. The Chairman of the Board represents the Board of Directors externally and internally. At the 2018 annual general meeting, Björn Örås was elected Chairman of the Board. Björn Örås has been Chairman of the Board since 2000.

The Board of Directors meets in accordance with an annually predetermined schedule. In addition to those meetings, additional meetings of the Board of Directors can be convened to address issues which cannot be deferred until the next ordinary board meeting.

At present, the Company's Board of Directors comprises five ordinary members. The members are presented in the section *"Information about Poolia – Board of Directors, group management and auditors – Poolia's current Board of Directors"*.

The Board's committees and their work

The Company's Board of Directors currently has two committees: the audit committee and the remuneration committee.

The audit committee

Poolia's audit committee currently comprises the entire Board of Directors. The audit committee is responsible for preparation of the Board of Director's work and ensuring the quality of Poolia's financial reporting; meeting the Company's auditor to discuss, among other things, the external audit and views regarding the Company's risks; adopting guidelines as to which services other than auditing Poolia may purchase from the Company's auditors; evaluating the audit work and notifying the nomination committee thereof; and assisting the nomination committee in the production of proposals for an auditor and fees for the audit work. In addition, the audit committee monitors efficiency in Poolia's risk management and internal controls regarding the Company's financial reporting. The audit committee meets with Poolia's auditor at least twice annually; on least one such occasion without the Company's management being present.

The remuneration committee

Pursuant to the Code the Chairman of the Board may serve as chairman of the remuneration committee. Other members of the committee elected by the general meeting must be independent in relation to the Company and its management. The Company's remuneration committee currently comprises the entire Board of Directors. The remuneration committee addresses employment terms and benefits for the CEO. The committee also addresses issues related to remuneration for other senior executives. The committee shall receive information regarding the total remuneration which senior executives received from the Company. If an incentive programme in the form of an option programme or similar is proposed for the Company's management or other employees, data for a decision must be provided to the shareholders prior to the general meeting and the data must clearly state reasons, the significant terms, any dilution effect, and what the programme is expected to cost Poolia in the event of different scenarios. The members of the remuneration committee are appointed by the Board of Directors once per year.

The Company has prepared guidelines for remuneration to senior executives. These guidelines were adopted at the annual general meeting held on 25 April 2018. For more information regarding the content of present guidelines, see the section *"Information about Poolia– Corporate governance – Remuneration for board members and senior executives – Guidelines for remuneration to senior executives"*.

CEO and senior executives

The CEO is answerable to the Board of Directors and responsible for the Company's ongoing administration and day-to-day management of the Company. The allocation of work between the Board of Directors and the CEO is stated in the rules of procedure for the Board of Directors and instructions for the CEO.

The CEO is responsible for presiding over the business in accordance with the Board of Directors' guidelines and instructions and for ensuring that the Board of Directors receives information and necessary data for decisions. The CEO presides over the work of the management group and takes decisions following consultation with its members. In addition, the CEO (or its representative) provides presentations at board meetings and ensures that the board members are regularly provided with the information required to monitor the Company's financial position and development. The Board of Directors conducts an annual assessment of the work and performance of the CEO.

The CEO and other senior executives are presented in greater detail in the section *"Information about Poolia- Board of Directors, group management and auditors- Poolia's current management"*.

Remuneration to board members and senior executives

Remuneration to board members

Fees and other remuneration to the board members, including the Chairman of the Board, are normally determined by the annual general meeting. At the annual general meeting held on 25 April 2018 it was decided that board fees would be paid in the amount of SEK 185,000 for each board member for the period until the next annual general meeting. It was decided that a fee of SEK 500,000 would be paid to the Chairman of the Board.

During the most recent financial year (2017), the total remuneration paid to board members amounted to SEK 1,240,000, broken down as shown in the table below.

Name	Position	Remuneration (SEK '000)	Pension (SEK)
Björn Örås	Chairman of the Board	500	-
Lennart Pihl	Board member	185	-
Marika Skärvik[1)]	Board member	185	-
Dag Sundström	Board member	185	-
Anna Söderblom	Board member	185	-
Azita Shariati[2)]	Board member	-	-
Total		**1,240**	-

1) Marika Skärvik resigned from the Board of Directors on 25 April 2018.
2) Azita Shariati was elected to the Board of Directors at the annual general meeting held on 25 April 2018.

Guidelines for remuneration to senior executives

Guidelines for remuneration to Poolia's senior executives shall be decided upon by the Board of Directors following a proposal from the remuneration committee.

The guidelines shall be applied to the remuneration and other employment terms for Poolia's CEO and other senior executives. At present Poolia has six senior executives, including the CEO.

Current guidelines were adopted by the annual general meeting on 25 April 2018 and entail essentially the following.

Poolia shall offer market terms which enable the Company to recruit and retain skilled personnel. Remuneration to senior executives shall comprise a fixed salary, variable remuneration, pension and other customary benefits. The remuneration shall be based on the individual's commitment and involvement relative to predetermined targets, both individual and joint targets for the entire Company. Assessment of individual performance takes place regularly.

Fixed salary is generally reviewed once per year and shall take into account the individual's qualitative performance. The fixed salary for the CEO and other senior executives shall be on market terms.

The variable remuneration shall be based on individual areas of responsibility and the Group's revenue trend and/or earnings trend. The variable remuneration may not exceed 40 per cent of the fixed salary. Decisions regarding any share or share-related incentive programmes for senior executives shall be taken by the general meeting.

The Board of Directors is entitled to deviate from the above guidelines if the Board of Directors determines that special reasons so justify in an individual case.

Current employment terms for the CEO and other senior executives

Group CEO, as well as CEO, Morten Werner is entitled to a fixed salary of SEK 2,040,000 per year. In addition, he is entitled to remuneration based on earnings which may lead to a total annual remuneration not exceeding SEK 3,672,000.

Other senior executives comprise the CEO of Poolia Germany, the CEO of Poolia Finland, the CFO and the HR Manager. CEOs of the foreign subsidiaries have a variable salary structure which is based on the earnings of the respective subsidiary. Other senior executives in the Swedish companies have fixed remuneration. The temporary CFO is working on a consultancy basis.

The CEO and other senior executives may terminate their employment, or be terminated by the Company, on three, six or twelve months' notice. Monthly salary is payable throughout the notice period; however, deductions are made for other salary received during the notice period. There are no agreements on additional termination benefits for senior executives. Group CEO Morten Werner is entitled to provisions for pension and insurance premiums of SEK 497,000 per year.

In addition to pension benefits pursuant to the National Insurance Act, CEO has a personal pension contract on market terms. Senior executives are entitled to pension benefits essentially in accordance with the rules applicable to collective agreements pursuant to the ITP plan. The minimum retirement age for all senior executives is 65. In Poolia, there are also additional pension premiums for the Group CEO Morten Werner, in accordance with an agreement regarding cost neutrality for the Company with respect to salary and fringe benefits.

The table below shows remuneration from Poolia and its subsidiaries to the Group CEO and other senior executives paid out during the 2017 financial year.

Name and position	Base salary (SEK '000)	Variable remune-ration (SEK '000)	Other benefits (SEK '000)	Pension (SEK '000)	Total (SEK '000)
Morten Werner, Group CEO	2,081	204	-	740	3,025
Other senior executives	5,074	438	148	783	6,443

Audits

The auditor shall audit the Group's annual reports and accounts as well as administration by the Board of Directors and the CEO. Auditing of Poolia's financial statements and financial records as well as administration by the Board of Directors and the CEO is carried out in accordance with generally accepted auditing standards in Sweden. After each financial year the Company's auditor shall present to the general meeting an auditor's report for the group. On one of the occasions when the Board of Directors meets with the auditor, such shall take place without any member of company management being present. The Board of Directors reviews and monitors the impartiality and independence of the auditor. The auditor receives remuneration for her or his work in accordance with a resolution of the annual general meeting.

The auditors are appointed by the annual general meeting for a term of office until the first annual general meeting held after the election. Daniel de Paula was re-elected as auditor-in-charge. The Company's auditor is presented in greater detail in the section "*Information about Poolia – Board of Directors, group management and auditors – Auditors*".

In addition to the audit engagement, during the 2017 financial year Deloitte AB was retained for additional services, primarily regarding accounting issues but also issues related to the Merger. Such services have always and only been provided to the extent compatible with the provisions of the Auditors Act (2001:883) and FAR's ethics rules, of which the fundamental professional ethics rules are set forth in IESBA's Code of Ethics.

The Group's total remuneration paid for auditing services in the financial year 2017 amounted to SEK 1,044,000.

Internal control and risk management

Pursuant to the Companies Act, the Annual Accounts Act and the Code, the Board of Directors is responsible for the internal control. The responsibilities and obligations of the Board of Directors cannot be assigned to any other party. The Board of Director's duties include ensuring that an effective system is in place for monitoring and control of the Company's business. The Board of Directors must also stay apprised of the Company's routines for internal control and ensure that the internal control is evaluated.

The Company applies the COSO framework issued by the Committee of Sponsoring Organisations of the Treadway Commission. Poolia's internal control process has been structured with the aim of ensuring adequate risk management, including reliable and correct financial reporting in accordance with IFRS, applicable laws and regulations and other requirements applicable to companies whose shares are admitted to trading on Nasdaq Stockholm.

Control environment

The Board of Directors believes that effective work by the Board of Directors constitutes the basis for sound internal control. The Board of Directors has established structured work processes and adopted rules of procedure for its work. The preparation and approval of basic rules and guidelines constitutes an important aspect of the Board of Directors's work. Employees have access to the guidelines through, *inter alia*, Poolia's intranet. Poolia's ambition is that the control environment shall be permeated by the Company's values concerning "the good company" i.e. adherence to laws and regulations, professionalism and the creation of confidence.

In addition, the work of the Board of Directors is aimed at ensuring that the organisation is structured and transparent with allocations of responsibility and processes which benefit effective management of the businesses risks and allow for target fulfilment. The internal and external reporting within Poolia is divided up into functions, and the responsibility for those functions is clearly defined. Responsibility is allocated over the different segments (Poolia Sweden, Poolia Finland and Poolia Germany). The responsibility of staff functions is divided into Administration, HR, Market, Sales, Accounting, Salary, Finance and IT.

Poolia has a conceptual framework which provides guidance in conjunction with decisions and actions throughout the entire organisation. This framework is based on business plans, the Company's ISO processes, the accounts manual and guidelines aimed at achieving an effective, structured and uniform method of working within the Company. The guidelines include, *inter alia*, instructions for the Group CEO, the CEOs of subsidiaries, finance policy, information policy and rules regarding decisions. Payment authorisation rules are in place aimed at ensuring controls regarding decisions with respect to investments, costs and contractual commitments. Regular reviews are conducted to ensure that guidelines and control documents are up to date. In addition, routines are in place to adapt such documents in the event external circumstances arise which require that they be updated.

Risk assessment

Within the scope of the ongoing business and monitoring, the Company has routines for risk assessment and thereby also for the possibilities to create correct financial reporting. The financial managers of each subsidiary, together with the CFO, have particular responsibility for the analysis of risks, application of laws and regulations, and for ensuring the quality of the financial reporting.

Integrated systems and established monitoring routines as well as analysis of key ratios are important components for identifying possible risks of material errors in the reporting. Risk assessment, risk identification and improvement of routines are based on the Group CEO deciding on the specific areas within the financial reporting process which are to be prioritised and focused on. The focus areas are worked through by the CFO together with the financial manager of each subsidiary. The process is aimed at identifying material risks and any required measures are reported to the Group CEO and the CEO of each subsidiary. The aforementioned routines include, for example, monitoring of liquidity, trade receivables, deviation analysis, the granting of credit, insurance cover, income and salary processes, management process, processes for approval and payment authorisation.

Business intelligence coverage takes place through the CEO of each subsidiary preparing a monthly report which reflects the Company's situation in light of the market and competition. The Report is followed up with respect to, *inter alia*, the market, demand, the earnings trend and any necessary organisational changes.

The CFO together with the financial managers of each subsidiary imposes requirements for correct financial reporting as well as relevant monitoring and, where necessary, deviation analysis. The regular monitoring takes place primarily in a monthly report which the financial manager of each subsidiary must prepare and present to the Group CFO, the Group CEO as well as the CEOs of each subsidiary. Poolia's monthly reporting includes both financial as well as non-financial key ratios.

The reports are followed up at monthly telephone conferences with the CEO and financial manager for each country, the Group CEO, the Group CFO and/or controller. The information in the monthly report is based on a results outcome from the accounts system. Standardisation in the reporting facilitates follow-up and monitoring of each country's development, earnings and analysis of risk.

Information and communication

The Company's significant control documentation in terms of rules, guidelines and manuals, insofar as relates to the financial reporting, are kept regularly updated and communicated via the intranet, at internal meetings and other directed distribution of control documents. General strategic directives are communicated throughout the entire organisation to ensure that all employees understand well, and thereby act in accordance with, such general strategic directives.

Guidelines and routines are in place as to how financial information is to be communicated between management and other employees, and between the parent company and subsidiaries, to ensure effective internal distribution of information. As regards communication with external parties, the Board of Directors has adopted an information policy which sets out guidelines for what is to be communicated, by whom it is to be communicated, and how such communication shall take place.

The policy is aimed at ensuring that the obligation to disclose information is complied with correctly and fully. For shareholders and other external stakeholders who wish to monitor the Company's development, current financial information is published regularly on Poolia's website, www.poolia.com.

Monitoring

Monitoring of the internal control work and its efficiency constitutes an integral part of the day-to-day operations. The work of the Board of Directors includes regular monitoring of efficiency in the internal controls and discussion of important issues regarding accounts and reporting.

As part of the responsibility structure, the Board of Directors' assessment of performance and results of the business takes place through an appropriate reporting package which includes outcomes, forecasts and analysis of important key factors.

Control and monitoring are included in the ordinary activities of the management of the parent company and of each subsidiary, but also as regards employees in the performance of ordinary work duties. Any shortcomings and defects in the internal control and monitoring systems are to be reported to the immediately superior manager.

Policies, guidelines and routines are updated and assessed as needed, however at least annually. The responsibility for maintaining current documents and communicating them lies with the Board of Directors as regards overall policy documents and the CEO or respective staff manager for other documents. Recommendations from external auditors who perform independent auditing of the internal control within the scope of the statutory audit are reported to management and the Board of Directors. The recommendations are followed up and, if necessary, measures are implemented to verify the possible risk.

Poolia will also continue to work proactively on risk management and internal control by each year assessing and updating internal governance documents and guidelines. The aim of that work is to ensure that the internal control is maintained on a satisfactory level.

SHARE CAPITAL AND OWNERSHIP STRUCTURE

General information

According to the Company's articles of association, the share capital shall be not less than SEK 3,000,000 and not more than SEK 12,000,000, divided into no fewer than 15,000,000 and no more than 60,000,000 shares. As of the date of this document, the Company's registered share capital amounts to approximately SEK 3,424,399, divided into a total of 17,121,996 shares. The Company has two classes of shares: class A shares (4,023,815 shares) and class B shares (13,098,181 shares) and each share has a quotient value of SEK 0.2.

The Company's shares have been issued in accordance with Swedish law and are denominated in SEK. The shares are paid up in full and freely transferable. The shares in Poolia are not subject to offers which have been extended as mandatory bids, or as a consequence of any purchase right or redemption obligation. There has been no public tender offer with respect to the shares in Poolia during the current or preceding financial year.

As part of the Merger, Poolia will issue 6,840,485 new class A shares and 22,674,387 class B shares as merger consideration to Uniflex' shareholders. Implementation of the Merger will result in an increase of the number of shares in Poolia from a total of 17,121,996 to 46,636,868, corresponding to an increase of approximately 172 per cent. After the Merger there will be 10,864,300 class A shares, and 35,772,568 class B. In addition, the Merger will result in an increase in Poolia's share capital from approximately SEK 3,424,399 to approximately SEK 9,327,374. Each share will continue to have a quotient value of SEK 0.2.

Certain rights associated with the shares

The rights associated with the Company's shares, including those pursuant to the Company's articles of association, may only be changed in accordance with the procedures set out in the Companies Act.

Voting rights

Each class B Poolia share entitles the holder to one-fifth (1/5) of a vote at general meetings and each shareholder is entitled to vote the entire number of shares in the Company held by the shareholder in question. Each class A Poolia share entitles the shareholder to one vote.

Pre-emption rights to new shares

In the event the Company issues new shares, subscription warrants or convertible debentures in conjunction with a cash issue or a debt for equity swap, the shareholders are entitled, as a main rule, to subscribe for such securities *pro rata* to the number of shares held prior to the issue. Poolia's articles of association do not restrict the Company's possibility to issue new shares, subscription warrants or convertible debentures disapplying the shareholders' pre-emption rights in accordance with the Companies Act.

Entitlement to dividends and balance in the event of liquidation

All shares in the Company carry an equal entitlement to dividends and to the Company's assets and any surplus in the event of liquidation. Decisions regarding any dividend are taken by the general meeting. All shareholders registered in the share register maintained by Euroclear on the record date determined by the general meeting are entitled to receive dividends. Dividends are normally paid out to the shareholders, through Euroclear, as a cash amount per share; however, payment may also take place with consideration other than cash dividends (non-cash dividend). In the event shareholders cannot be paid through Euroclear, the shareholder will have an outstanding claim against the Company with respect to the dividend amount. Such claim is subject to a limitations period of 10 years. In the event a claim lapses due to the limitations period, the dividend amount accrues to the Company. In the absence of any possible restrictions prescribed by banks or clearing systems in a relevant jurisdiction, there are no restrictions with respect to the right to dividends for shareholders domiciled outside Sweden.

Share conversion clause

Shareholders of class A shares are entitled, subject to the limit for the maximum number of class B shares which may be issued by the Company, to convert one or more of such shares to an equal number of class B shares (1:1).

Share-related incentive programme

The Company has not decided on any share-related incentive programme.

Administration by central securities depository

The Company's shares are registered in a dematerialised register in accordance with the Central Securities Depository and Account Maintenance (Financial Instruments) Act (1998:1479). This register is maintained by the Swedish central securities depository Euroclear (Euroclear Sweden AB, Box 191, 101 23 Stockholm, Sweden). No share certificates are issued in respect of the Company's shares. Poolia's class B shares are listed on Nasdaq Stockholm. The ISIN code for the class B share is SE0000567539.

Changes in share capital

The table below summarises the historical changes in the Company's share capital since the Company was incorporated on 7 April 1992, as well as the changes in the number of shares and share capital which will be carried out in connection with the implementation of the Merger.

Year	Event	Change in number of shares	Total number of shares	Change in share capital (SEK)	Share capital (SEK)	Quotient value (SEK)
1992	Formation	500	500	50,000	50,000	100.00
1997	Bonus issue	500	1,000	50,000	100,000	100.00
1999	New issue[1)]	365,088	5,365,088	7,302	107,302	0.02
1999	Bonus issue	0	5,365,088	965,716	1,073,018	0.20
1999	New issue	1,333,300	6,698,388	266,660	1,339,678	0.20
2000	New issue	880,000	7,578,388	176,000	1,515,678	0.20
2000	New issue	88,000	7,666,388	17,600	1,533,278	0.20
2001	Bonus issue	15,332,776	22,999,164	3,066,555	4,599,833	0.20
2003	Reduction[2)]	–4,565,744	18,433,420	–913,149	3,686,684	0.20
2004	New issue	6,770	18,440,190	1,354	3,688,038	0.20
2004	Reduction[3)]	0	18,440,190	–184,402	3,503,636	0.19
2004	Bonus issue	0	18,440,190	184,402	3,688,038	0.20
2005	Subscription warrants	4,780	18,444,970	956	3,688,994	0.20
2006	Subscription warrants	8,884	18,453,854	1,777	3,690,771	0.20
2006	Subscription warrants	12,652	18,466,506	2,530	3,693,301	0.20
2009	Reduction[4)]	–1,344,510	17,121,996	–268,902	3,424,399	0.20
2018	New issue in connection with the Merger	29,514,872	46,636,868	5,902,975	9,327,374	0.20

1) In connection with the new issue it was decided to alter the articles of association, entailing that shares shall be issued in two classes, class A and class B; that each class A share shall carry an entitlement to one vote and each class B share shall carry an entitlement to 1/5 of a vote; that the nominal amount of the share shall be SEK 0.02 and that the total number of shares shall be 5,000,000 (of which 1,341,272 class A shares and 3,658,728 class B shares) prior to the new issue.
2) The reduction of the share capital is attributable to repayment to shareholders.
3) The reduction of the share capital is attributable to repayment to shareholders.
4) The reduction of the share capital is attributable to provisions to non-restricted equity.

Ownership structure before and after completion of the Merger

As of the date of this document, Poolia has approximately 2,243 shareholders, of whom Björn Öräs, AB Traction, Fredrik Palmstierna and Martin Bjäringer are the largest shareholders, representing approximately 42.5, 8.2, 5.2 and 5.0 per cent respectively of the shares and approximately 70.4, 4.2, 2.7 and 2.6 per cent respectively of the votes in the Company.

The table below shows Poolia's ownership structure immediately prior to, and immediately after, implementation of the Merger.

As of the date of this document, as far as the Company is aware, other than as stated in the table below no natural or legal person owns five per cent or more of the shares or votes in Poolia.

	Ownership in Poolia immediately prior to implementation of the Merger		Ownership in Poolia after implementation of the Merger	
Shareholder	Number of shares and votes	Percentage of shares and votes	Number of shares and votes	Percentage of shares and votes
Björn Öräs	4,023,815 class A shares, 3,251,445 class B shares and 4,674,104 votes	42.5% of shares and 70.4% of votes	10,864,301 class A shares, 8,523,902 class B shares and 12,569,081 votes	41.6% of shares and 69.8% of votes
AB Traction	1,407,000 class B shares and 281,400 votes	8.2% of shares and 4.2% of votes	1,407,000 class B shares and 281,400 votes	3.0% of shares and 1.6% of votes
Fredrik Palmstierna	894,094 class B shares and 178,819 votes	5.2% of shares and 2.7% of votes	894,094 class B shares and 178,819 votes	1.9% of shares and 1.0% of votes
Martin Bjäringer	850,000 class B shares and 170,000 votes	5.0% of shares and 2.6% of votes	850,000 class B shares and 170,000 votes	1.8% of shares and 0.9% of votes

Shareholder agreements

As far as the Board of Directors of Poolia is aware, there are no shareholder agreements, other understandings or equivalent between Poolia's shareholders with the aim of exercising joint influence over Poolia, or any understandings or equivalent which may result in a change in the control over the Company.

Share price performance

The graphs below show the share price performance for Poolia and Uniflex during the five-year period up to and including 29 June 2018.

Share price for Poolia and Uniflex relative to OMX Stockholm Allshare, Uniflex re-adjusted to Poolia's share price at the beginning of the period; source FactSet.


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ARTICLES OF ASSOCIATION

Articles of association

of

Poolia AB (publ), reg no 556447-9912

adopted at the annual general meeting held on 28 April 2009

1. COMPANY

The company's business name is Poolia AB. The company is a public one (publ).

2. REGISTERED OFFICE OF THE BOARD OF DIRECTORS

The Board shall have its registered office in Stockholm.

3. BUSINESS ACTIVITY

The purpose of the company's business is, either itself or though subsidiaries, to undertake joint Group assignments and to recruit, train, contract and hire out staff, and to conduct associated business activities.

4. SHARE CAPITAL

The company's share capital shall be no less than SEK 3,000,000 and no more than SEK 12,000,000.

5. NUMBER OF SHARES

The number of shares shall be no fewer than 15,000,000 and no more than 60,000,000.

6. SHARE CLASSES

It shall be possible to issue shares in two classes, designated as class A and class B.

Shares in class A or class B respectively may be issued in a quantity corresponding as a maximum to the total number of shares in the company. Class A shares carry 1 vote and class B shares carry 1/5 vote.

If the company decides by means of a cash issue or an offset issue to issue new class A and class B shares, owners of class A and class B shares shall have preferential rights to subscribe to new shares of the same type in proportion to the number of shares that they already own (primary preferential rights). Shares that are not subscribed through primary preferential rights shall be offered for subscription to all shareholders (subsidiary preferential rights). If the shares offered are insufficient for any subscription implemented with subsidiary preferential rights, the shares shall be divided among the subscribers in proportion to the number of shares that they already own, and if this cannot be done by means of a draw.

If the company decides by means of a cash issue or an offset issue to issue shares only in class A or class B, all shareholders, regardless of whether they hold class A or class B shares, shall have preferential rights to subscribe to new shares in proportion to the number of shares that they already own.

The above shall not constitute any restriction of the possibility of passing a resolution on a cash issue or an offset issue with a variation from shareholders' preferential rights.

If the company decides by means of a cash issue or offset issue to issue subscription options or convertibles, shareholders have preferential rights to subscribe to subscription options as though the issue applied to the shares that may be newly subscribed as a consequence of the option or preferential rights to subscribe to convertibles as though the share issue related to the shares against which convertibles may be exchanged.

If share capital is increased by means of a bonus share issue, new shares shall be issued of each class in proportion to the number of shares of each class already in existence. In this instance old shares of a particular class shall provide entitlement to shares of the same class. This shall not constitute any restriction of the possibility of issuing shares of a new class B means of a bonus share issue following a constitutional change to the articles of association.

Holders of class A shares may, within the framework of the maximum number of class B shares that may be issued by the company, convert one or more of these into the same number of class B shares. An application to convert must be made in writing to the Board of the company. This must state how many shares the party wishes to convert. Such an application must be dealt with by the Board at a scheduled meeting, unless special reasons dictate otherwise. The Board must be able to request any information or action from the shareholder required in order for it to be possible to register the conversion with the relevant registration authority and the central keeper of securities.

7. THE BOARD OF DIRECTORS

The Board shall, in addition to people who may be otherwise appointed by law, consist of no fewer than three and no more than ten members. Members are elected annually at the Annual General Meeting for the period until the next Annual General Meeting.

8. AUDITOR

For auditing of the company's annual report and accounts, as well as the Board's and Managing Director's administration of the business, one or two auditors (who may comprise registered companies of auditors) are appointed.

9. NOTICE OF MEETINGS
Notice of a shareholders' general meeting shall be served by means of advertising in Post- och Inrikes Tidningar and on the company's web site. That the notice has been served will be advertised in Dagens Industri.

10. PARTICIPATION AT SHAREHOLDERS' GENERAL MEETINGS
Shareholders wishing to participate at a shareholders' general meeting must not only be included in the printout of the whole share register as of five working days before the meeting, but also make an application to the company no later than 12:00 on the date specified in the notice of the meeting. The latter date may not be a Sunday, public holiday, a Saturday, Midsummer Eve, Christmas Eve or New Year's Eve, nor may it be more than five working days before the meeting.

Shareholders may appoint a proxy for a shareholders' general meeting only if the shareholder has reported the number of proxies to the company in the same way as described in the previous paragraph.

11. ANNUAL GENERAL MEETING
The following matters must be dealt with at the Annual General Meeting.

1. Election of chairman for the meeting
2. Establishment and approval of register of voters
3. Approval of the agenda
4. Election of one or two persons to check the minutes
5. Confirmation thatthe meeting has been properly convened
6. Explanation of the presented annual accounts and auditor's report together with, if appropriate, the consolidated accounts and consolidated auditor's report.
7. Decisions
    a) on the adoption of the income statement and balance sheet and, if appropriate, the consolidated income statement and consolidated balance sheet;
    b) on disposal of the company's profit or loss in accordance with the adopted balance sheet;
    c) on the discharge from liability for the members of the Board and the Managing Director
8. Determination of the number of Board members and deputy Board members to be elected by the meeting and, if appropriate, the number of auditors.
9. Confirmation of the fees for the board and, if appropriate, for the auditors.
10. Election of the Board and, if appropriate, the auditor.
11. Any other business for the attention of the meeting in accordance with the Swedish Companies Act (2005:551) or the articles of association.

At the Annual General Meeting each shareholder may vote for the full number of shares owned and represented by him/her, without any restriction in voting rights.

12. FINANCIAL YEAR
The company's financial year is 1 January–31 December.

13. RECONCILIATION
The company's shares shall be registered in a reconciliation register pursuant to the Accounting of Financial Instruments Act (1998:1479).

14. EXTERNAL PARTIES' RIGHT TO ATTEND
The Board is entitled to decide that a party who is not a shareholder in the company may, subject to conditions defined by the Board, be entitled to attend or in some other way monitor proceedings at a shareholders' general meeting.

LEGAL ISSUES AND SUPPLEMENTARY INFORMATION

Company information and legal group structure

Poolia's registered name and trading designation is Poolia AB. Poolia is a Swedish public limited liability company with company registration number 556447-9912. The Company's registered office is located in Stockholm municipality, Stockholm County. The Company was incorporated on 7 April 1992 in Sweden and registered at the Swedish Companies Registration Office on 26 May 1992. The Company's current name was registered on 6 May 1999. Poolia's address is Kungsgatan 57 A, 101 24 Stockholm. The Company's telephone number is +46 8 555 650 00. The Company's operations are conducted in accordance with the Swedish Companies Act. The objects of the Company shall be, itself or through subsidiaries, to perform joint group activities and to engage in recruitment, training, contracting and provision of temporary staffing of personnel, and to conduct activities compatible therewith. The Company's current articles of association were adopted on 28 April 2009.

Poolia is the parent company in the Group which currently consists, in addition to the Company, of 24 directly and indirectly owned subsidiaries. 23 of these subsidiaries are directly or indirectly wholly-owned and one is partially owned, with the Company as majority shareholder. The Group structure is shown in the below overview of the Company.


Poolia AB
Poolia Sverige AB
Poolia Deutschland GmbH
Poolia Suomi Oy
Poolia IT Oy
Poolia Danmark A/S
Poolia Malmö AB
Poolia Ekonomi AB
Poolia Office Professionals AB
Poolia Life Science & Engineering AB
Poolia Syd AB
Poolia Jönköping AB
Poolia Örebro AB
Poolia Sundsvall AB
Poolia Gävle AB
Poolia Executive Search AB (91%)
Studentkraft Partnerbolag AB
Poolia IT AB
Poolia Sälj & Marknad AB
Poolia Väst AB
Poolia Juridik AB
Poolia Umeå AB
Poolia Linköping AB
Poolia Uppsala AB
Poolia Rekrytering AB

Number of shares in Swedish subsidiaries	Number of shares	Equity share %	
Poolia Sverige AB Reg. no 556426-7655, Stockholm	1,000,000	100	
Poolia Malmö AB Reg. no 556801-5035, Stockholm	1,200	100	Subsidiary of Poolia Sverige AB
Studentkraft Partnerbolag AB *Reg. no 556830-9917, Stockholm*	500	100	Subsidiary of Poolia Malmö AB
Poolia Ekonomi AB Reg. no 556363-8039, Stockholm	1,000	100	
Poolia IT AB Reg. no 556447-9581, Stockholm	1,000	100	
Poolia Office Professionals AB Reg. no 556532-4240, Stockholm	1,000	100	
Poolia Sälj & Marknad AB Reg. no 556532-5221, Stockholm	1,000	100	
Poolia Life Science & Engineering AB Reg. no 556532-4232, Stockholm	1,000	100	
Poolia Väst AB Reg. no 556399-9621, Stockholm	1,000	100	
Poolia Syd AB Reg. no 556417-7581,Stockholm	1,000	100	
Poolia Juridik AB Reg. no 556420-3841, Stockholm	1,000	100	
Poolia Jönköping AB Reg. no 556557-4067, Jönköping	1,000	100	
Poolia Umeå AB Reg. no 556501-9246, Stockholm	1,000	100	
Poolia Örebro AB Reg. no 556889-7473, Stockholm	500	100	
Poolia Linköping AB Reg. no 556889-7622, Stockholm	500	100	
Poolia Sundsvall AB Reg. no 556889-7614, Stockholm	500	100	
Poolia Uppsala AB Reg. no 556584-1748, Stockholm	1,000	100	
Poolia Gävle AB Reg. no 556599-5999, Stockholm	1,000	100	
Poolia Rekrytering AB Reg. no 556558-8141, Stockholm	1,000	100	
Poolia Executive Search AB Reg. no 556573-6336, Stockholm	1,000	91	

Shares in foreign subsidiaries		
Poolia Suomi OY Reg. no 1614293-5, Helsinki	140,000	100
Poolia IT Oy Reg. no 2774648-6, Helsinki	1,000	100
Poolia Danmark A/S Reg. no 25507835, Copenhagen	902	100
Poolia Deutschland GmbH Reg. no HRB 56837, Dusseldorf		100

Agreements which may be affected by the Merger

Some of Poolia's agreements contain change of control clauses whereby Poolia's counterparty may be formally entitled to terminate the agreement in question as a consequence of the Merger. Because of this, Poolia intends to contact relevant counterparties.

Intellectual property rights

The Company is the registered holder of the trademarks set forth in the following table.

Trademark	Type of trademark
POOLIA	Word mark (EU)
POOLIA	Figure mark (EU)
POOLIA QUALITY	Word mark (EU)
POOLIA QUALITY SINCE 1989	Figure mark (EU)
POOLEN	Figure mark (EU)
POOLIA L.E.A.D.	Figure mark (Sweden)
POOLIA EXECUTIVE SEARCH	Word mark (Sweden)
POOLIA	Figure mark (Sweden)
BEHÖVER DU HJÄLP? RING POOLIA!	Figure mark (Sweden)
POOLIA	Word mark (Norway)
POOLIA KOMPETENSFÖRETAGET	Figure mark (Norway)

In addition, Poolia holds approximately 40 domain names, including poolia.se, poolia.com, poolia.fi, poolia.de, jobblink.se and poolia-executive.se. Otherwise there are no intellectual property rights.

Insurance policies

Poolia holds customary insurance cover for its business, which includes insurance cover for injury to property, outages, claims in damages, legal aid, accidents and customary cover as regards liability of the CEO and Board of Directors. The Company believes that Poolia's insurance cover corresponds to industry practice and Poolia will review its insurance cover to ensure that it continues to be in accordance with industry practice also after completion of the Merger. However, there is no guarantee that Poolia will not incur losses that are not covered by Poolia's insurance, among other things due to the fact that in certain agreements with clients Poolia has not limited its liability in relation to the client in question, and in certain cases also in relation to third parties.

Permits

In Germany, where Poolia operates, permits are required to engage in staffing operations. As far as the Company is aware, as of the date of this document, Poolia holds all material permits required to conduct its business.

Disputes

A previous client of Poolia has presented a claim in damages against Poolia amounting to approximately SEK 2 million. The claim in damages is based on the client's view that Poolia Sverige AB acted negligently when recruiting a person who had worked at the former client. The Company is challenging the claim.

Otherwise, Poolia is currently not a party, and has not been so during the past twelve months, to any legal proceedings or arbitration which have had, or might have, a material adverse effect on Poolia's earnings or financial position. As of the date of this document, Poolia is not aware of any proceedings of such materiality that might potentially arise.

Personal data

Poolia processes and stores a large volume of various data in both electronic and physical form, including a large volume of personal data, some of which is sensitive for the persons involved. The handling of personal data has previously been governed by the Personal Data Act (1998:204).

A new General Data Protection Regulation has been adopted by the EU and it is applicable since 25 May 2018. The Regulation has now replaced the Swedish Personal Data Act. The Regulation contains a large number of provisions that were already in the Personal Data Act, but the Regulation also includes a large number of new provisions and changes compared with earlier rules. *Inter alia*, new rules require that personal data breaches be reported and rules have been introduced which strengthen the protection of privacy for individuals. The Regulation also includes tougher sanctions in the event of non-compliance with the new rules. *Inter alia*, supervisory authorities have been given the right, in the case of violations of certain rules, to impose administrative fees up to a maximum of either €20 million or 4 per cent of the global annual turnover of the company in question, whichever is higher. In addition, individuals who have suffered tangible or intangible damage as a consequence of a violation of the General Data Protection Regulation are entitled to claim damages from the controller or processor of personal data.

The Swedish Data Protection Authority is the supervisory authority tasked with monitoring compliance with relevant provisions.

Poolia has implemented necessary internal guidelines regarding the processing of personal data.

Advisors' interests

SEB is providing Poolia with financial advice in connection with the Merger. The remuneration that SEB will receive comprises fixed remuneration determined in advance. SEB and companies affiliated to SEB have provided, and may continue to provide in the future, Poolia with services within the scope of its ordinary business and in connection with other transactions, for which they have received or will receive remuneration.

Advokatfirman Hammarskiöld & Co is acting as legal adviser in connection with the Merger.

Related party transactions

Other than as stated below, as far as the Board of Directors of the Company is aware, as of the date of this document there have been no related party transactions in the Company during the past three financial years or during the period from the end of the 2017 financial year until the date of this document.

Poolia has certain cooperation agreements and commercial dealings with Uniflex and has had commercial dealings with Bro Hof Golf AB. As of 31 December 2017 Poolia had a trade payable to Uniflex in the amount of SEK 6.1 million, primarily attributable to services in which forwarded invoicing had taken place on behalf of clients. Poolia's trade receivables against Uniflex amounted to SEK 0.1 million on 31 December 2017. Poolia's Chairman of the Board and principal owner, Björn Örås, is also Chairman of the Board and principal owner of Uniflex and, during the past three financial years, has received board fees totalling SEK 1.5 million.

Costs related to the Merger

Poolia's costs attributable to the Merger are estimated at approximately SEK 7.5 million, of which SEK 5 million relates to the issue and SEK 2.5 million relates to the Merger. In addition to the fees to SEB, the costs primarily comprise costs for auditors, legal advisers as well as printing and distribution of this document. These costs will be booked during the second and third quarter of the financial year 2018. Of the SEK 7.5 million, SEK 5 million will be reported directly through equity and the remaining SEK 2.5 million will be reported through the income statement.

Documents available for inspection

Copies of the following documents are available for inspection during the period of validity of the information document, during office hours, at Poolia's head office located at Kungsgatan 57 A, 101 24 Stockholm, or Uniflex' head office located at Arenavägen 57, 121 07 Stockholm-Globen:

(i) Poolia's articles of association;
(ii) Uniflex' articles of association;
(iii) Poolia's audited annual reports for 2015, 2016 and 2017, including auditor's reports;
(iv) Poolia's subsidiaries' audited annual reports for 2016 and 2017, including auditor's reports;
(v) Uniflex' audited annual reports for 2015, 2016 and 2017, including auditor's reports;
(vi) Uniflex' subsidiaries' audited annual reports for 2016 and 2017, including auditor's reports;
(vii) Poolia's unaudited interim report for the period January–March 2018;
(viii) Uniflex' unaudited interim report for the period January–March 2018;
(ix) The Merger Plan (including appendices);
(x) Fairness Opinions issued by SEB Corporate Finance and BDO Corporate Finance;
(xi) Uniflex' Board of Directors' statement in accordance with the Takeover rules; and
(xii) This document.

Documents are also available in electronic form on the Company's website; poolia.com, or Uniflex' website; uniflexgroup.com.

HISTORICAL FINANCIAL INFORMATION (documents incorporated by reference)

Documents incorporated by reference

The following documents have been incorporated by reference and constitute part of this document.

1. **Poolia's unaudited interim report for the period January–March 2017, however only the following sections and pages:**
   - Condensed consolidated comprehensive income, p. 7.
   - Condensed consolidated balance sheet, p. 8.
   - Condensed consolidated cash flow statement, p. 8.
   - Condensed consolidated statement of changes in equity, p. 9.
   - Notes, p. 11.

2. **Poolia's annual report for 2017, including auditor's report, however only the following sections and pages:**
   - Consolidated statement of comprehensive income, p. 35.
   - Consolidated balance sheet, p. 36.
   - Consolidated cash flow statement, p. 37.
   - Consolidated statement of changes in equity, p. 38.
   - Notes, p. 43–57.
   - Audit report, p. 59–62.

3. **Poolia's audited annual report for 2016, including auditor's report, however only the following sections and pages:**
   - Consolidated statement of comprehensive income, p. 33.
   - Consolidated balance sheet, p. 34.
   - Consolidated cash flow statement, p. 35.
   - Consolidated statement of changes in equity, p. 36.
   - Notes, p. 43–52.
   - Audit report, p. 54–58.

4. **Poolia's audited annual report for 2015, including auditor's report, however only the following sections and pages:**
   - Consolidated statement of comprehensive income, p. 30.
   - Consolidated balance sheet, p. 31.
   - Consolidated cash flow statement, p. 32.
   - Consolidated statement of changes in equity, p. 33.
   - Notes, p. 37–50.
   - Audit report, p. 51–52.

5. **Uniflex' unaudited interim report for the period January–March 2017, however only the following sections and pages:**
   - Consolidated income statement in brief, p. 5.
   - Consolidated statement of comprehensive income, p. 5.
   - Consolidated balance sheet in brief, p. 5.
   - Consolidated statement of changes in equity in brief, p. 6.
   - Consolidated cash flow statement in brief, p. 6.
   - Supplementary disclosures, p. 8.

6. **Uniflex' audited annual report for 2017, including auditor's report, however only the following sections and pages:**
   - Consilidated financial statements, p. 34–38.
   - Notes, p. 58–60.
   - Audit report, p. 51–52.

7. **Uniflex' audited annual report for 2016, including auditor's report, however only the following sections and pages:**
   - Consilidated financial statements, p. 28–32.
   - Notes, p. 33–50.
   - Audit report, p. 51–52.

8. **Uniflex' audited annual report for 2015, including auditor's report, however only the following sections and pages:**
   - Consilidated financial statements, p. 30–34.
   - Notes, p. 35–52.
   - Audit report, p. 53–56.

Subject to certain customary restrictions pursuant to securities legislation, this document, the articles of association of Poolia and Uniflex, and all documents incorporated by reference are available on Poolia's website, www.poolia.com and Uniflex' website, www.uniflexgroup.com and can be acquired free of charge from Poolia and Uniflex for a period of at least 12 months from the date of this document.

Interim report 1 January 2018 – 31 March 2018

POOLIA

INTERIM REPORT 1 JANUARY – 31 MARCH 2018

Quarterly period January-March

- Poolia's revenue amounted to SEK 200.4 (199.2) million.
- Operating profit amounted to SEK 4.8 (7.0) million, with an operating margin of 2.4% (3.5%).
- Profit before tax was SEK 5.2 (7.0) million.
- Profit after tax was SEK 3.7 (4.8) million.
- Earnings per share amounted to SEK 0.22 (0.28).
- Cash flow from operations for the quarter was SEK -11.1 (8.6) million.

From the CEO

Poolia's total Q1 revenue of just over SEK 200 million was a little higher than for the same period in 2017. This was despite the fact that there were fewer working days than in Q1 2017.

Demand for both permanent placement and temporary staffing remains good in all three countries in which Poolia operates. At the same time, the lack of candidates and the fact that a large number of our temps are taking employment with the clients continues to have an adverse effect on the Company's growth. This trend in the temporary staffing business has been evident in both Germany and Sweden over the last two years. We are now also seeing similar tendencies in Finland. There are no signs that the situation will change in the foreseeable future.

Poolia Sweden increased its revenue for the first quarter by SEK 2.2 million to SEK 139.1 million, corresponding to growth of 1.6% from the same quarter the previous year. During the period, Poolia Sweden won several tendering processes, including the Municipalities of Nacka and Umeå and the Swedish Transport Administration. We are also seeing strong demand from a number of the large Swedish clients we signed contracts with in 2017.

Poolia Germany's revenue for the quarter amounted to SEK 50.8 (52.0) million, a decline of 2.3% compared with the same period in 2017. Temporary staffing in particular has shown a decline in what is a challenging market, with intense competition for qualified professionals and an increasing tendency for clients to employ our temps.

Revenue for the Finnish operations amounted to SEK 10.5 (10.3) million during the quarter, an increase of SEK 0.2 million or 1.9%. Finland's economy is now showing growth in excess of 3% and we see increased demand for our services, particularly in permanent placement.

The Swedish operations' share of the Group's revenue increased to 69.4% (68.8%) in the first quarter, while the German operations accounted for 25.3% (26.1%) of revenue and the Finnish operations for 5.2% (5.2%).

Poolia's operating profit amounted to SEK 4.8 (7.0) million, a decline of SEK 2.2 million from the same quarter in 2017. The operating margin was 2.4%

In Sweden, operating profit for the quarter amounted to SEK 1.4 (1.2) million, with an operating margin of 1.0% (0.9%). The German operations reported operating profit of SEK 3.0 (5.5) million, with an operating margin of 5.9% (10.6%). Poolia Finland's operating profit improved slightly to SEK 0.4 (0.3) million, with an operating margin of 3.8% (2.9%).

Cash flow from operations for the period was SEK -11.1 (8.6) million and was largely due to a temporary increase in current receivables. The Group's liquidity and financial position are good.

We devote a great deal of time and resources to operational efficiency and adapting to new market conditions in order to better meet clients' and temps' expectations. And by doing so, we create the conditions for even stronger growth and improved profitability.

Poolia's long-term goals and strategies stand firm.

Morten Werner
Managing Director and CEO

Business concept

Poolia's business concept is to provide companies and organisations with the skills that meet their temporary or permanent needs for qualified professionals.

Poolia Quality

Poolia's business is the temporary staffing and permanent placement of qualified professionals. We specialise in the areas of Finance & Accounting, IT, Office Support, Human Resources, Sales & Marketing, Life Science & Engineering, Legal and Executive Search. This specialisation focuses our expertise and sharpens our knowledge of our clients' business operations. We understand our clients' staffing needs, and we have the processes and tests in place to ensure the client gets the right person. Our experience, specialisation, commitment and working methods combine to create the quality that gives our clients a crucial advantage: employees who not only perform, but also contribute. This is what we call Poolia Quality.

Market conditions

Demand for temporary staffing and permanent placement services in Poolia's three operating segments is strong. GDP for all three countries is expected to grow by 2-3% in 2018.

The purchasing managers index for services in Sweden fell relatively sharply in the first quarter, from 64.6 to 59.2, which is the largest decline in several years. A reduced order intake was the most instrumental factor in the decline. However, 59.2 is still a high level in a historical context. This indicates that economic activity is also likely to remain high in the coming quarters.

We maintain our positive view of the long-term outlook for the staffing industry.

JANUARY – MARCH

GROUP

Revenue

The Group's revenue increased by 0.6% to SEK 200.4 (199.2) million. Currency effects had a positive impact of 1.4% (0.8%) on revenue. Temporary staffing is the largest service area. Permanent placement's share of revenue increased from 13% to 15%.

Earnings

Operating profit amounted to SEK 4.8 (7.0) million, with an operating margin of 2.4% (3.5%). The Group's net financial items amounted to SEK 0.4 (0.0) million. Profit before tax was SEK 5.2 (7.0) million. The Group's tax was SEK -1.5 (-2.2) million.


MSEK
%
250,0
200,0
150,0
100,0
50,0
0,0
10,0
8,0
6,0
4,0
2,0
0,0
-2,0
-4,0
-6,0
apr-jun 2016
jul-sep 2016
okt-dec 2016
jan-mar 2017
apr-jun 2017
jul-sep 2017
okt-dec 2017
jan-mar 2018
Koncernens intäkter
Tillväxt i lokal valuta, %


MSEK
%
10,0
9,0
8,0
7,0
6,0
5,0
4,0
3,0
2,0
1,0
0,0
5,0
4,5
4,0
3,5
3,0
2,5
2,0
1,5
1,0
0,5
0,0
apr-jun 2016
jul-sep 2016
okt-dec 2016
jan-mar 2017
apr-jun 2017
jul-sep 2017
okt-dec 2017
jan-mar 2018
Koncernens rörelseresultat
Rörelsemarginal

Poolia's segments during the quarter



POOLIA SWEDEN

Revenue
Poolia Sweden's revenue amounted to SEK 139.1 (136.9) million, an increase of 1.6% compared with the same period the previous year.
Permanent placement's share of revenue was 15% (14%) during the quarter.

Earnings
Poolia Sweden's operating profit was SEK 1.4 (1.2) million. The operating margin was 1.0% (0.9%).

As in recent quarters, the Swedish operations, are experiencing high demand for both temporary staffing and permanent placement services, with the latter also showing good growth.

Temporary staffing operations are being adversely affected by a lack of candidates combined with a strong tendency for clients to employ Poolia's temps.


Andel av koncernens intäkter i kvartalet
Poolia Sverige
69,4%
MSEK
160
140
120
100
80
60
40
20
0
4%
3%
2%
1%
0%
apr-jun 2016
jul-sept 2016
okt-dec 2016
jan-mar 2017
apr-jun 2017
jul-sep 2017
okt-dec 2017
jan-mar 2018
Rörelsens intäkter
Rörelsemarginal



POOLIA GERMANY

Revenue
Poolia Germany's revenue amounted to SEK 50.8 (52.0) million, a decline of 2.3%. Currency effects had a positive impact of 4.8% (positive 2.4%) on revenue during the quarter. Revenue was also affected by the fact that there were two fewer working days than in the same period the previous year. Permanent placement's share of revenue increased from 10% to 14%.

Earnings
Poolia Germany's operating profit was SEK 3.0 (5.5) million. The operating margin was 5.9% (10.6%).

Poolia Germany is feeling the negative effects of a challenging temporary staffing market, dominated by intense competition for qualified professionals. We are therefore investing more in the permanent placement business and working intensively to increase it.

The office in Stuttgart, which opened in Q3 2016, is developing better than planned.


Andel av koncernens intäkter i kvartalet
Poolia Tyskland
25,3%
MSEK
60
50
40
30
20
10
0
12%
10%
8%
6%
4%
2%
0%
apr-jun 2016
jul-sept 2016
okt-dec 2016
jan-mar 2017
apr-jun 2017
jul-sep 2017
okt-dec 2017
jan-mar 2018
Rörelsens intäkter
Rörelsemarginal

3



Poolia Finland

Revenue
Poolia Finland's revenue for the quarter amounted to SEK 10.5 (10.3) million, an increase of 1.9%. Currency effects had a positive impact of 4.8% (positive 2.4%) on revenue during the quarter. Permanent placement's share of revenue has increased from 8% to 12%.

Earnings
Poolia Finland's operating profit was SEK 0.4 (0.3) million, with an operating margin of 3.8% (2.9%).

In order to better exploit the opportunities that arise when the Finnish economy returns to growth, Poolia is investing in sales & marketing and increased resources for managing the increased demand.


Andel av koncernens intäkter i kvartalet
Poolia Finland
5,2%
MSEK
12
10
8
6
4
2
0
8%
6%
4%
2%
0%
-2%
apr-jun 2016
jul-sept 2016
okt-dec 2016
jan-mar 2017
apr-jun 2017
jul-sep 2017
okt-dec 2017
jan-mar 2018
Rörelsens intäkter
Rörelsemarginal

Operating segments

Poolia's segment reporting is based on internal reporting, which means that the segment reporting format is geographical regions.

Poolia's geographical segments are Sweden, Finland and Germany. All Parent Company expenses are allocated to the operating segments.

REVENUE PER OPERATING SEGMENT

Amounts in SEK millions	2018 Jan-Mar	2017 Jan-Mar	2017 Jan-Dec
Poolia Sweden	139.1	136.9	534.5
Poolia Germany	50.8	52.0	197.6
Poolia Finland	10.5	10.3	39.2
Total revenue	**200.4**	**199.2**	**771.3**

OPERATING PROFIT/LOSS PER OPERATING SEGMENT

Amounts in SEK millions	2018 Jan-Dec	2017 Jan-Mar	2017 Jan-Dec
Poolia Sweden	1.4	1.2	7.8
Poolia Germany	3.0	5.5	12.9
Poolia Finland	0.4	0.3	1.3
Total operating profit/loss, continuing operations	**4.8**	**7.0**	**22.0**
Discontinued operations			
Poolia UK	-	-	-0.6
Total operating profit/loss	**4.8**	**7.0**	**21.4**
Reversal of discontinued operations	-	-	0.6
Financial items	0.4	0.0	-1.7
Profit before tax and discontinued operations	**5.2**	**7.0**	**20.3**

JANUARY – MARCH
GROUP

Revenue
The Group's revenue for continuing operations increased by 0.6% to SEK 200.4 (199.2) million. Currency effects had a positive impact of 1.4% on revenue. Temporary staffing is the largest service area. Permanent placement's share of revenue increased to 15% (13%). The chart below shows the Group's revenue by segment during the period.


Andel av intäkterna per segment
Poolia Finland
5,2 (5,2)%
Poolia Tyskland
25,3 (26,1)%
Poolia Sverige
69,4 (68,7)%

Liquidity and financing
The Group's cash and cash equivalents at 31 March 2018 were SEK 40.3 (34.5) million. Cash flow from operating activities during the period was SEK -11.1 (8.6) million. The equity/assets ratio at 31 March 2018 was 35.0% (37.3%). Group transactions with one and the same lender are offset in the consolidated balance sheet. The Parent Company's credit balances and credit utilisation are recognised in the Parent Company's financial statements. The Group's Swedish business has a joint cash pool and an overdraft facility of SEK 40 (40) million. At 31 March 2018, SEK 27.4 (4.1) million of this amount had been utilised.

Earnings
Operating profit amounted to SEK 4.8 (7.0) million, with an operating margin of 2.4% (3.5%). The Group's net financial items amounted to SEK 0.4 (0.0) million. Profit before tax was SEK 5.2 (7.0) million. The Group's tax expense was SEK -1.5 (-2.2) million.

Investments
The Group's investments in non-current assets during the period were SEK 2.4 (0.5) million.

Pledged assets and contingent liabilities
Poolia AB has pledged shares in subsidiaries as security for its bank overdraft facility.

The share
Poolia's shares are listed on NASDAQ Stockholm under the ticker POOL B. The number of shares issued is 17,121,996. The price on the reporting date was SEK 12.70. During the period, 718,045 shares were traded at a total value of SEK 10.2 million.

Dividend policy
According to Poolia's dividend policy, the annual dividend shall normally exceed 50% of the Group's profit after tax.

Employees
The average number of full-time equivalents was 1,187 (1,273). The number of employees at 31 March 2018 was 1,328 (1,430).

Seasonal variations
Number of working days in 2018:

	Sweden	Germany	Finland
Jan-Mar	63(64)	63(65)	62(63)
Apr-Jun	60(59)	60(59)	62(63)
Jul-Sep	65(65)	65(65)	65(63)
Oct-Dec	62(63)	62(60)	62(63)
Full year	**250(251)**	**250(249)**	**251(252)**

Parent
Group management, development and financial and IT management are centralised in the Parent Company. All Parent Company expenses are allocated to the operating segments. Revenue during the period was SEK 3.0 (3.6) million. Profit/loss after financial items was SEK -0.2 (-0.8) million.

Significant risks and uncertainties
Risks and risk management are described in Poolia's 2017 Annual Report. The risks can be summarised as economic fluctuations, dependence on clients and individuals, legislation and regulations, and financial risks. Significant risks and uncertainties at 31/03/2018 are unchanged from those at 31/12/2017.

Events after the end of the period
There were no significant events to report after the end of the period.

Related party transactions
There were no related party transactions during the period that had a significant effect on the Company's financial position and performance.

CONDENSED CONSOLIDATED COMPREHENSIVE INCOME

Amounts in SEK millions	2018 Jan-Mar	2017 Jan-Mar	2017 Jan-Dec
Operating income	**200.4**	**199.2**	**771.3**
Operating expenses			
Staff costs	-178.9	-175.2	-688.8
Other expenses	-16.0	-16.3	-57.9
Depreciation and amortisation of assets	-0.7	-0.7	-2.6
Operating profit	**4.8**	**7.0**	**22.0**
Finance income	0.6	0.1	0.1
Finance costs	-0.2	-0.1	-1.8
Profit before tax	**5.2**	**7.0**	**20.3**
Tax	-1.5	-2.2	-7.8
Profit/loss for the period from continuing operations	**3.7**	**4.8**	**12.5**
Discontinued operations			
Profit/loss for the period from discontinued operations	0.0	0.0	0.5
Profit/loss for the period	**3.7**	**4.8**	**13.0**
Other comprehensive income			
Items that will be reclassified to the income statement			
Translation differences	1.9	2.0	3.9
Total comprehensive income for the period	**5.6**	**6.8**	**16.9**
Operating margin, continuing operations, %	2.4	3.5	2.9
Profit margin, continuing operations, %	2.6	3.5	2.6
Profit/loss for the period attributable to:			
Shareholders of the Parent	3.7	4.8	13.0
Non-controlling interests	0.0	0.0	0.0
Basic and diluted earnings per share, SEK			
Earnings per share from continuing operations and discontinued operations	0.22	0.28	0.76
Earnings per share from continuing operations	0.22	0.28	0.73
Total comprehensive income attributable to:			
Shareholders of the Parent	5.6	6.8	16.9
Non-controlling interests	0.0	0.0	0.0

CONDENSED CONSOLIDATED BALANCE SHEET

Amounts in SEK millions	31/03/2018	31/03/2017	31/12/2017
Assets			
Non-current assets			
Goodwill	19.0	18.9	18.8
Other non-current assets	6.0	4.6	6.9
Deferred tax assets	10.1	11.1	10.4
Current assets			
Current receivables	192.9	167.7	173.9
Cash and cash equivalents	40.3	34.5	42.8
Total assets	**268.3**	**236.8**	**252.8**
Equity and liabilities			
Equity	93.8	88.4	88.2
Non-controlling interests	0.0	0.0	0.0
Total equity	**93.8**	**88.4**	**88.2**
Current liabilities			
Interest-bearing liabilities	27.4	4.1	20.4
Other current liabilities	147.1	144.3	144.2
Total equity and liabilities	**268.3**	**236.8**	**252.8**

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	2018	2017	2017
Amounts in SEK millions	Jan-Mar	Jan-Mar	Jan-Dec
Profit before tax	5.2	7.0	20.3
Adjustments	0.0	0.7	3.8
Income tax paid	-5.9	-2.6	-4.7
Cash flow from operating activities before changes in working capital	**-0.7**	**5.1**	**19.4**
Increase (-)/decrease (+) in current receivables	-15.2	9.1	3.0
Increase (+)/decrease (-) in current liabilities	4.8	-5.6	-8.5
Cash flow from operating activities	**-11.1**	**8.6**	**13.9**
Cash flow from investing activities	**-0.1**	**-0.5**	**-4.9**
Dividend to shareholders	0.0	0.0	-10.3
Borrowings/Repayment of borrowings	7.0	-10.1	6.3
Cash flow from financing activities	**7.0**	**-10.1**	**-4.0**
Cash flow for the period	**-4.2**	**-2.0**	**5.0**
Cash flow for the period, discontinued operations	0.0	0.0	0.0
Cash and cash equivalents at beginning of period	42.8	36.6	36.6
Exchange differences	1.7	-0.1	1.2
Cash and cash equivalents at end of period	**40.3**	**34.5**	**42.8**

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Amounts in SEK millions	2018 Jan-Mar	2017 Jan-Mar	2017 Jan-Dec
Opening balance	**88.2**	**81.6**	**81.6**
Total comprehensive income for the period attributable to shareholders of the Parent	5.6	6.8	16.9
Dividend to shareholders of the Parent	0.0	0.0	-10.3
Closing balance attributable to shareholders of the Parent	**93.8**	**88.4**	**88.2**
Non-controlling interests	0.0	0.0	0.0
Total equity, closing balance	**93.8**	**88.4**	**88.2**

CONDENSED INCOME STATEMENT – PARENT COMPANY

Amounts in SEK millions	2018 Jan-Mar	2017 Jan-Mar	2017 Jan-Dec
Operating income	**3.0**	**3.6**	**12.9**
Operating expenses			
Staff costs	-2.9	-3.0	-12.0
Other expenses	-0.6	-1.1	-2.9
Depreciation, amortisation and impairment of assets	-0.1	-0.1	-0.6
Operating profit	**-0.6**	**-0.6**	**-2.6**
Finance income	0.7	-	56.1
Finance costs	-0.3	-0.2	-2.0
Profit/loss after financial items	**-0.2**	**-0.8**	**51.5**
Group contributions	-	-	5.0
Tax	-	0.2	-0.1
Profit/loss for the period	**-0.2**	**-0.6**	**56.4**
Other comprehensive income	-	-	-
Total comprehensive income for the period	**-0.2**	**-0.6**	**56.4**

CONDENSED BALANCE SHEET – PARENT COMPANY

Amounts in SEK millions	31/03/2018	31/03/2017	31/12/2017
Assets			
Non-current assets			
Investments in Group companies	23.6	23.6	23.6
Deferred tax assets	3.0	3.3	3.0
Other non-current assets	0.9	0.7	1.1
Current assets			
Current receivables	1.1	1.1	2.5
Receivables from Group companies	67.4	41.1	59.1
Total assets	**96.0**	**69.8**	**89.3**

Equity and liabilities

Equity	63.3	16.7	63.5
Liabilities to Group companies	0.7	44.5	0.7
Interest-bearing liabilities	27.4	4.1	20.4
Other current liabilities	4.6	4.5	4.7
Total equity and liabilities	**96.0**	**69.8**	**89.3**

THE GROUP'S KEY FINANCIAL RATIOS BY QUARTER [1]

	2018 Jan-Mar	2017 Oct-Dec	2017 Jul-Sep	2017 Apr-Jun	2017 Jan-Mar	2016 Oct-Dec	2016 Jul-Sep	2016 Apr-Jun
Operating income, SEK million	200.4	196.8	180.9	194.2	199.2	198.9	183.6	201.9
Growth, %	0.6	-1.1	-1.5	-3.8	-0.5	-5.3	3.3	8.0
Growth in local currency, %	-0.8	-3.3	1.1	-5.0	-1.3	-4.6	-0.2	8.0
Operating margin, %	2.4	0.7	4.1	3.1	3.5	4.4	3.2	3.9
Profit margin, %	2.6	0.0	4.1	2.9	3.5	4.4	2.6	3.2
Return on capital employed[2], %	18.5	21.2	27.2	28.3	32.4	24.2	23.8	28.6
Return on total assets[2], %	7.9	8.7	11.7	11.2	12.3	8.8	9.7	10.6
Return on equity[2], %	13.1	15.4	24.8	22.6	22.0	14.9	19.4	21.2
Equity/assets ratio, %	35.0	34.9	35.6	33.8	37.3	33.2	31.0	29.5
Risk-bearing capital, %	35.0	34.9	35.6	33.8	37.3	33.2	31.0	29.5
Number of FTEs, average	1,187	1,229	1,275	1,291	1,273	1,271	1,198	1,247
Revenue per employee, SEK 000	169	160	142	150	156	156	153	162
Number of shares, average (000)	17,122	17,122	17,122	17,122	17,122	17,122	17,122	17,122
Number of shares, outstanding (000)	17,122	17,122	17,122	17,122	17,122	17,122	17,122	17,122
Basic earnings per share[3], SEK	0.22	-0.11	0.37	0.21	0.28	0.30	0.20	0.26
Equity per share, SEK	5.48	5.16	5.13	4.83	5.16	4.76	4.41	4.16

[1] The periods Jan-Mar 2018 and Jan-Mar 2017 have been restated according to IFRS 15
[2] Trailing12 months, incl. discontinued operations.
[3] No dilutive effects.

THE GROUP'S KEY FINANCIAL RATIOS BY PERIOD

	2018 Jan-Mar	2017 Jan-Mar
Operating margin, %	2.4	3.5
Profit margin, %	2.6	3.5
Basic earnings per share[1], SEK	0.22	0.28
Equity per share, SEK	5.48	5.16

[1] No dilutive effects.

RECONCILIATION OF ALTERNATIVE PERFORMANCE MEASURES

Definitions of key financial ratios can be found on page 13. In the interim report, Poolia presents certain alternative performance measures (APM) that are not defined under IFRS. Poolia has chosen to present the Company's alternative performance measures as a separate appendix, in accordance with the guidelines of the European Securities and Markets Authority (ESMA). The appendix is published on www.poolia.com.

NOTES

NOTE 1 ACCOUNTING POLICIES

The interim report has been prepared in accordance with IAS 34 Interim Financial Reporting and the Swedish Annual Accounts Act, and for the Parent Company in accordance with the Swedish Annual Accounts Act and the Swedish Financial Reporting Board's recommendation RFR 2 Accounting for Legal Entities. Unless specified otherwise below, the accounting policies applied for the Group and the Parent Company are consistent with the accounting policies applied when preparing the most recent annual report.

IFRS 15 Revenue from Contracts with Customers has replaced existing standards related to revenue recognition with effect from 2018. The Company applies IFRS 15 with full retrospective application. This means that the revenue is reported when the client obtains control of the sold service and can use and benefit from the service. Under IFRS 15, the permanent placement service is seen as one entire performance obligation that is to be recognised at one point in time. This means that Poolia will recognise the revenue at a later point in time than under the current principles and the effects are shown in the tables below. The effects are entirely related to the Swedish operations, as other countries already report in this way. A more detailed description of accounting policies under IFRS 15 can be found in Poolia's 2017 Annual Report.

The Group's revenue by segment

Amounts in SEK millions

31/03/2018	Sweden	Finland	Germany	**Total**	UK	Elimination	**Group**
Operating income							
Temporary staffing	118.8	9.3	43.5	**171.6**	-	-	**171.6**
Permanent placement	20.3	1.2	7.3	**28.8**	-	-	**28.8**
Total operating income	**139.1**	**10.5**	**50.8**	**200.4**	**-**	**-**	**200.4**
Timing of revenue recognition							
Performance obligation satisfied:							
at one point in time	20.3	1.2	7.3	**28.8**	-	-	**28.8**
over time	118.8	9.3	43.5	**171.6**	-	-	**171.6**
Total	**139.1**	**10.5**	**50.8**	**200.4**	**-**	**-**	**200.4**

31/03/2017	Sweden	Finland	Germany	**Total**	UK	Elimination	**Group**
Operating income							
Temporary staffing	118.0	9.5	47.3	**174.8**	-	-	**174.8**
Permanent placement	18.9	0.8	4.7	**24.4**	-	-	**24.4**
Total operating income	**136.9**	**10.3**	**52.0**	**199.2**	**-**	**-**	**199.2**
Timing of revenue recognition							
Performance obligation satisfied:							
at one point in time	18.9	0.8	4.7	**24.4**	-	-	**24.4**
over time	118.0	9.5	47.3	**174.8**	-	-	**174.8**
Total	**136.9**	**10.3**	**52.0**	**199.2**	**-**	**-**	**199.2**

Effects on income, expenses and profit for the period

Amounts in SEK millions	01/01/2017-31/03/2017	01/01/2017-31/12/2017
Recognised Operating income	**199.6**	**771.5**
Restatement according to IFRS 15		
Increase/decrease due to changed timing of permanent placement revenue recognition	-0.4	-0.2
Restated Operating income	**199.2**	**771.3**
Recognised Tax	**-2.2**	**-7.8**

Restatement according to IFRS 15		
Increase/decrease in Tax	0.1	0.0
Restated Tax	**-2.1**	**-7.8**
Recognised Profit for the period	**5.1**	**13.1**
Restatement according to IFRS 15		
Increase/decrease in Profit for the period	-0.3	-0.1
Restated Profit for the period	**4.8**	**13.0**

Effect on calculation of earnings per share

Amounts in SEK	01/01/2017-31/03/2017	01/01/2017-31/12/2017
Increase/decrease in Basic earnings per share	-0.02	-0.01
Increase/decrease in Diluted earnings per share	-0.02	-0.01

Effects on assets, liabilities and equity, 1 January 2017

Amounts in SEK millions	Recognised balance sheet items	Restatement according to IFRS 15	Restated balance sheet items
Assets			
Deferred tax assets	11.2	0.0	11.2
Current receivables	174.4	0.0	174.4
Total equity			
Equity	81.6	0.0	81.6

Effects on assets, liabilities and equity, 31 March 2017

Amounts in SEK millions	Recognised balance sheet items	Restatement according to IFRS 15	Restated balance sheet items
Assets			
Deferred tax assets	11.0	0.1	11.1
Current receivables	168.1	-0.4	167.7
Total equity			
Equity	88.7	-0.3	88.4

Effects on assets, liabilities and equity, 31 December 2017

Amounts in SEK millions	Recognised balance sheet items	Restatement according to IFRS 15	Restated balance sheet items
Assets			
Deferred tax assets	10.4	0.0	10.4
Current receivables	174.0	-0.1	173.9
Total equity			
Equity	88.3	-0.1	88.2

IFRS 9 Financial Instruments has replaced IAS 39 Financial Instruments: Recognition and Measurement with effect from 2018. IFRS 9 contains new principles for classification and measurement of financial assets, and new rules on impairment testing of financial assets. An analysis based on historical loss levels has been conducted and as no significant effects have been identified, opening balances for 2018 have not been adjusted.

DEFINITIONS

In this interim report, Poolia presents certain financial performance measures that are not defined under IFRS. Poolia believes that these measures provide useful supplementary information for investors and Company management as they allow for an evaluation of relevant trends. As not all companies calculate financial performance measures in the same way, these are not always comparable with measures used by other companies. These financial performance measures should therefore not be seen as a replacement for measures defined under IFRS. In the key ratios below, the average is the sum of the opening and closing values divided by two.

KEY RATIOS DEFINED UNDER IFRS

Earnings per share
Profit/loss after tax for the period divided by the average number of shares.

KEY RATIOS NOT DEFINED UNDER IFRS

Growth
Increase in operating income compared with the same period the previous year, expressed as a percentage.
Risk-bearing capital
Equity, including non-controlling interests and provisions for taxes, as a percentage of total assets.
Return on equity
Profit/loss after tax divided by average equity.
Return on capital employed
Profit/loss before tax plus finance costs divided by average capital employed.
Return on total assets
Profit/loss before tax plus finance costs divided by average total assets.
Equity per share
Equity divided by the number of shares outstanding.
Revenue per employee
Operating income divided by the average number of FTEs.
Operating margin
Operating profit as a percentage of operating income.
Equity/assets ratio
Equity, including non-controlling interests, as a percentage of total assets.
Capital employed
Total assets less total current liabilities, including provisions for taxes.
Profit margin
Profit before tax as a percentage of operating income.
Operating profit
Operating income less operating expenses.

OPERATIONAL MEASURES

Number of FTEs, average
The total number of hours worked during the period divided by the normal number of working hours for a full-time employee.

The Board of Directors and CEO hereby certify that the interim report provides a true and fair view of the operations, financial position and financial performance of the Parent Company and the Group, and describes the material risks and uncertainties that the Parent Company and Group companies face.

Future reporting dates

Interim Report, Jan-Jun 2018 27 July 2018
Interim Report, Jan-Sep 2018 25 October 2018
Year-end report 2018 15 February 2018

The Annual General Meeting will be held at the Company's premises in Stockholm, at Kungsgatan 57 A, 4th floor, at 4 p.m. on 25 April 2018.

Stockholm, 25 April 2018

Björn Örås
Chairman of the Board

Dag Sundström
Board member

Lennart Pihl
Board member

Anna Söderblom
Board member

Marika Skärvik
Board member

Morten Werner
Managing Director and CEO

This interim report has not been reviewed by the Company's auditors.

Contact person:
Morten Werner
Managing Director and CEO
Tel. +46 (0)70-636 25 25
morten.werner@poolia.se

POOLIA AB (PUBL)
Kungsgatan 57 A
Box 207
SE-101 24 Stockholm
Tel: 08-555 650 00
Fax: 08-555 650 01
Corp. ID no.: 556447-9912
www.poolia.com

POOLIA

ALTERNATIVE PERFORMANCE MEASURES

RECONCILIATION OF ALTERNATIVE PERFORMANCE MEASURES

In the interim report, Poolia presents certain alternative performance measures (APM) that are not defined under IFRS. Poolia believes that these measures provide useful supplementary information for analysts and investors as they are used by Company management in internal control and monitoring. As not all companies calculate financial performance measures in the same way, they are not always comparable with measures used by other companies. These financial performance measures should therefore not be seen as a replacement for measures defined under IFRS. In the key ratios below, the average is the sum of the opening and closing values divided by two.

Risk-bearing capital
Equity, including non-controlling interests and provisions for taxes, as a percentage of total assets.

	2018 Jan-Mar	2017 Jan-Mar
Equity incl. non-controlling interests	93.8	88.4
+ Provisions for taxes	-	-
/Total assets	268.3	236.8
= Risk-bearing capital	**35.0%**	**37.3%**

Reason for use: The percentage of risk-bearing capital is relevant from a credit perspective as it shows the ability to manage losses.

Return on equity
Profit after tax, trailing 12 months, divided by average equity.

	Apr 2017 -Mar 2018	Apr 2016 -Mar 2017
Profit after tax, trailing 12 months	11.9	17.9
/Average equity	91.0	81.5
= Return on equity	**13.1%**	**22.0%**

Reason for use: Return on equity is a measure of profitability in relation to the book value of equity. The measure is used to create an efficient operation and a rational capital structure.

Return on capital employed
Profit before tax plus finance costs, trailing 12 months, divided by average capital employed.

	Apr 2017 -Mar 2018	Apr 2016 -Mar 2017
Profit before tax, trailing 12 months	17.9	26.5
+ Finance costs, trailing 12 months	1.9	2.6
/Average capital employed	106.9	89.9
= Return on capital employed	**18.5%**	**32.4%**

Reason for use: Return on capital employed is a measure of profitability after taking into account the amount of capital used. A high return on capital employed indicates effective use of capital.

Return on total assets
Profit before tax plus finance costs, trailing 12 months, divided by average total assets.

	Apr 2017 -Mar 2018	Apr 2016 -Mar 2017
Profit before tax, trailing 12 months	17.9	26.5
+ Finance costs, trailing 12 months	1.9	2.6
/Average total assets	252.6	237.5
= Return on total assets	**7.9%**	**12.3%**

Reason for use: Return on total assets is a measure to assess whether a company's business provides an acceptable return on the resources available to the company. The key figure shows the effectiveness of the business itself, regardless of how the capital is financed, as finance costs are not included.

Equity per share
Equity divided by the number of shares outstanding.

	2018 Jan-Mar	2017 Jan-Mar
Equity	93.8	88.4
/Number of shares, outstanding (000)	17,122	17,122
= Equity per share, SEK	**5.48**	**5.16**

Reason for use: Equity per share is a relevant measure that shows investors the amount of debt to owners that is related to each share.

Revenue per employee
Operating income divided by the average number of FTEs.

	2018 Jan-Mar	2017 Jan-Mar
Operating income	200.4	199.2
/Average number of FTEs.	1,187	1,273
= Revenue per employee, SEK 000	**169**	**156**

Reason for use: Revenue per employee can be used to assess a company's efficiency. The higher the value, the more efficient the company is considered to be.

Operating margin
Operating profit as a percentage of operating income.

	2018 Jan-Mar	2017 Jan-Mar
Operating profit	4.8	7.0
/Operating income	200.4	199.2
= Operating margin	**2.4%**	**3.5%**

Reason for use: The operating margin shows operating profit as a percentage of operating income and indicates operational profitability.

Operating profit
Operating income less operating expenses.

	2018 Jan-Mar	2017 Jan-Mar
Operating income	200.4	199.2
- Operating expenses	-195.6	-192.2
= Operating profit, SEK million	**4.8**	**7.0**

Reason for use: Operating profit allows comparisons of profitability regardless of capital structure or tax situation.

Equity/assets ratio
Equity, including non-controlling interests, as a percentage of total assets.

	2018 Jan-Mar	2017 Jan-Mar
Equity	93.8	88.4
/Total assets	268.3	236.8
= Equity/assets ratio	**35.0%**	**37.3%**

Reason for use: The equity/assets ratio is a performance measure that indicates the proportion of assets funded with equity and the company's sensitivity to interest rate changes. The ratio can be used as an indication of the company's ability to pay in the long term.

Capital employed
Total assets less total current liabilities, including provisions for taxes.

	2018 Jan-Mar	2017 Jan-Mar
Total assets	268.3	236.8
- Total current liabilities incl. provisions for taxes	147.1	144.3
= Capital employed, SEK million	**121.2**	**92.5**

Reason for use: Capital employed measures the company's ability to meet the needs of the business, in addition to cash and cash equivalents.

Growth
Increase in operating income compared with the same period the previous year, expressed as a percentage.

	2018 Jan-Mar	2017 Jan-Mar
Operating income current period	200.4	199.2
- Operating income same period previous year	199.2	200.3
= Increase in operating income	1.2	-1.1
/Operating income same period previous year	199.2	200.3
= Growth	**0.6%**	**-0.5%**

Reason for use: Changes in revenue reflect the company's realised growth over time.

Profit margin
Profit before tax as a percentage of operating income.

	2018 Jan-Mar	2017 Jan-Mar
Profit before tax	5.2	7.0
/Operating income	200.4	199.2
= Profit margin	**2.6%**	**3.5%**

Reason for use: The profit margin shows profitability and is relevant in assessing the proportion of revenue retained as profit.

INFORMATION ABOUT UNIFLEX

Uniflex primarily offers staffing services of blue-collar staff, and currently conducts business in Sweden, Finland and Norway. The services offered are temporary staffing, permanent placement and outplacement solutions in connection with redundancies. Uniflex positions itself as a market leader within the following business areas: Industry, Warehouse, Electricity and Telephony, Building & Construction, Switchboard & Reception, Sales & Customer Service as well as Administration.

MARKET OVERVIEW

Sweden is Uniflex' largest market and accounted for approximately 89 per cent of the company's revenue in 2017. Combined revenue for the 35 largest staffing companies in Sweden amounted to SEK 30.7 billion in 2017, representing an increase of approximately 13 per cent compared to 2016.[1)] The staffing industry is dependent on the general state of the economy and has demonstrated strong growth since 2014.[2)] In 2017, approximately 250,000 people were employed in the industry, corresponding to approximately 1.7 per cent of the Swedish workforce (referred to as penetration rate).[3)]

According to Uniflex thebusiness areas in which Uniflex primarily operates; industry, warehouse, building and offices, account for approximately 55 per cent of the Swedish market.[4)] In 2017, these areas experienced growth of approximately 14 per cent and, according to Uniflex, the company's market share amounted to approximately 6 per cent.[5)]

Competition

According to a presentation compiled by Swedish Staffing Agencies (Sw. *Kompetensföretagen, formerly Bemanningsföretagen*), the three largest companies within the Swedish staffing industry are Manpower, Randstad and Adecco.[6)] These companies are full service suppliers with a broad offering within staffing covering both white-collar and blue-collar staff. In addition to these companies, Uniflex also competes with national niche players such as Lernia and Logent and with a large number of local and regional companies.

TABLE: OVERVIEW OF COMPETITORS BY TYPE

Global full service suppliers	Global niche suppliers	National niche suppliers	Local suppliers
Manpower	Michael Page (*white-collar staff*)	Poolia (*white-collar staff*)	Montico (*blue-collar*)
Randstad	Hays (*white-collar staff*)	Dedicare (*healthcare*)	
Adecco		Lernia (*technical and industry*)	
		Logent (*logistics*)	

Drivers and trends

Growth in the staffing industry depends on the general state of the economy, but is also driven by the extent to which staffing services are used within different industries. Within many industries, temporary staffing has become a natural part of the business in order to maintain flexibility and address changes in demand, however there are still industries such as building, fast moving consumer goods and restaurants, in which companies do not retain staffing companies to a larger extent. According to Uniflex, the staffing industry in Sweden has long-term potential to achieve a higher degree of penetration and that it is expected to grow. There are also a number of digitalisation trends within the staffing industry, for example increased usage of artificial intelligence (AI) and social media.

1) Swedish Staffing Agencies (Sw. *Kompetensföretagen, formerly Bemanningsföretagen*) Quarterly report Q4 2017.
2) Swedish Staffing Agencies (Sw. *Kompetensföretagen, formerly Bemanningsföretagen*) Annual report 2017.
3) Swedish Staffing Agencies (Sw. *Kompetensföretagen, formerly Bemanningsföretagen*) – Report (Sw. *Fakta om matchning, bemanning, rekrytering och omställning*).
4) Uniflex' assessment based on relevant segments and the company's sales in Sweden.
5) Uniflex' assessment based on relevant segments and the company's sales in Sweden.
6) Swedish Staffing Agencies (Sw. *Kompetensföretagen, formerly Bemanningsföretagen*) Top 25, full year 2017.

BUSINESS DESCRIPTION

Uniflex primarily offers staffing services of blue-collar staff and currently conducts business in Sweden, Finland and Norway. The services offered are temporary staffing, permanent placement and outplacement solutions in connection with redundancies. Uniflex positions itself as a market leader within the following business areas: Industry, Warehouse, Electricity and Telephony, Building & Construction, Switchboard & Reception, Sales & Customer Service as well as Administration.

Uniflex operates within the geographical segments Sweden, Norway and Finland. Sweden is Uniflex' largest segment and accounted for approximately 89 per cent of revenue in 2017. In Sweden, Uniflex has a nationwide business with offices across approximately 40 locations. In Norway, Uniflex has offices across five locations and the Norwegian business accounted for approximately 8 per cent of the company's revenue in 2017. Finland is the company's smallest segment where Uniflex operates from two locations in Finland.

Business concept, strategy and targets

Uniflex' business concept is to be the best in providing companies and organisations with the skills that temporarily or permanently meet their needs within Uniflex' niches. Uniflex' strategy for achieving this can be summarised in the following points:

- **Right price:** Clients who purchase large volumes of services are offered a lower price compared to clients who purchase lower volumes. Uniflex endeavours to maintain a low and variable cost basis in order to be able to offer the right price while retaining a strong profit margin.
- **Promptness:** Uniflex has an organisation and work method structured based on the clients' wishes for quick delivery of personnel.
- **Flexibility:** Uniflex has an organisation that is able to meet the clients' demands for quick delivery of personnel and sometimes the need to quickly phase out temporary staff.

Financial objectives

Uniflex has the following financial objectives:

- **Growth:** Uniflex' objective is to organically outpace market growth within the business areas in which the company operates.
- **Profitability:** Uniflex' objective is to average the operating profit at five per cent over a business cycle.
- **Equity/assets ratio:** Uniflex' Board of Directors believes that Uniflex shall have a strong capital base and that the company's growth should primarily be financed from equity. As such, Uniflex believes that the equity/assets ratio shall exceed 15 per cent.
- **Dividend policy:** Uniflex' objective is for dividends to exceed 50 per cent of the profit for the year.

Clients

Uniflex' clients are primarily industrial, construction and logistics companies such as Cramo, Skanska and Schenker, as well as customer service companies such as Coor and ISS. In order to meet the clients' needs for promptness and flexibility at a reasonable cost, Uniflex focuses on working with clients with potential to purchase large volumes. This factor, combined with a focus on selected business areas, allows for economies of scale. In 2017 the company's five largest clients accounted for 27 per cent of revenue while the company's largest client accounted for 7 per cent of revenue.

Uniflex' clients are charged per hour for the hire of temporary staff. Engagements are normally full-time and last from one day to several months. The price that the client pays covers salary, payroll taxes, holiday pay, pension plus a certain mark-up.

Major clients often enter into framework agreements with terms of 1–2 years that cover a small number of suppliers of staffing services. Framework agreements are often entered into by the client's central purchasing department, while actual orders and deliveries are local. Hence, it is important to be present in those locations where business is to be done.

Organisation and employees

Organisation

Uniflex' organisation is divided based on the company's geographical markets; Sweden, Norway and Finland. In Norway and Finland each CEO is responsible for the entire business. In Sweden there are two Market Managers who report directly to the Group CEO. On a central level, staff includes the Group CEO, the CFO, HR Manager and Sales Manager.


CEO Uniflex AB
HR Manager
CFO
Sales Manager
CEO Uniflex Norge AS
Uniflex Sverige AB
CEO Uniflex Suomi OY
Market Area Manager
Market Area Manager

Personnel

The personnel of a staffing company are its largest asset. Accordingly, Uniflex works consciously to always have motivated and committed employees. This is a prerequisite for ensuring quality in each assignment and for achieving the company's objectives. Uniflex has both consultants (external personnel) and internal personnel. The consultants are employed by Uniflex, who has full employer responsibility, while work management and provision of tools are handled by the client. The internal personnel primarily comprise sales staff and personnel managers, as well as management and staff functions. Staff functions are kept lean and efficient and, in the event of temporary workload peaks, Uniflex engages temporary personnel. Great importance is attached to the key ratio of temporary staff to the number of sales staff, personnel managers and other administrative personnel.

Personnel turnover is high among consultants, which is a natural element of Uniflex' business. In many cases temporary staff accepts employment with the client. In other cases, the consultant only wishes to work for a short time. Many of the consultants are young and their first job is with Uniflex; it is thus natural that a percentage of them wish to return to studies or to travel. Recruitment of personnel takes place through advertising, social media and websites, as well as through tips from employees.

Personnel facts, 31 December 2017

Number of employees	3,178
Number of men	2,269
Number of women	909
Number of consultants	3,038
Number of internal personnel	140
Average employment period, consultants	Approximately 1.5 years
Average age	28

Processes and IT

Uniflex has focused on developing and documenting its processes. An established and documented work method constitutes an important success factor for Uniflex and supports the company's growth objective, which requires constant recruitment of new personnel and new personnel rapidly receiving the support they need. Uniflex works in a uniform manner at all offices and on assignments, which increases flexibility and mobility in the organisation and means that clients encounter a similar reception irrespective of the office they are working at.

The business is supported by Intelliplan, a staffing and sales support system. All IT operations within Uniflex are outsourced to an external party in order for the company to be able to focus on its core business and achieve a flexible cost base.

Uniflex regularly assesses the digital tools offered. At present, a digital booking system is being implemented for extra personnel. In order to gain clients and candidates, most of Uniflex' marketing budget is allocated to digital channels.

Uniflex' history in brief

2002:	Uniflex is established as an independent subsidiary in the Group. Uniflex focuses on blue-collar staff.
2004:	Uniflex is spun off from Poolia and listed on Nya Marknaden (today Nasdaq First North).
2005:	Uniflex achieves ISO 9001 quality certification and ISO 14001 environmental certification.
2006:	Uniflex is listed on the Stockholm Stock Exchange's Nordic list (subsequently Nasdaq Stockholm).
2010:	Uniflex establishes a subsidiary in Oslo, Norway.
2011:	Uniflex establishes a subsidiary in Helsinki, Finland.
2011:	Uniflex achieves OHSAS 18001 work environment certification.
2013:	Uniflex establishes a subsidiary in Germany.
2017:	Uniflex sells its German subsidiary in order to focus on Sweden, Norway and Finland.

FINANCIAL INFORMATION IN BRIEF

Uniflex' annual reports for the past three financial years (2015, 2016 and 2017) are incorporated in this document by reference. All reports are available on Uniflex' website, www.uniflexgroup.com. The reports can also be ordered from Uniflex on telephone +46 8 555 368 00.

Uniflex' consolidated financial statements for 2015, 2016 and 2017 are prepared in accordance with International Financial Reporting Standards (IFRS) as approved by the EU as well as interpretations by the IFRS Interpretations Committee (IFRIC). In addition, the group applies RFR 1 Supplementary accounting rules for groups, which specifies the supplements to IFRS that are required in accordance with the provisions of the Swedish Annual Accounts Act. The annual reports have been audited by Grant Thornton Sweden AB with Stefan Hultstrand as auditor-in-charge. The auditor's reports for 2015, 2016 and 2017 are included in the annual reports for each year. The auditor's reports comply with standard wording and contain no qualifications.

Uniflex' unaudited interim reports for the periods January–March 2018 and January–March 2017 are prepared in accordance with IAS 34.

Other than the audit of Uniflex' annual reports, Uniflex' auditors have not audited or reviewed any information in this document.

The financial information below is derived from Uniflex' audited annual reports for the respective year[1], Uniflex' unaudited interim report for the period January–March 2018 and Uniflex' unaudited interim report for the period January–March 2017.[2]

The information should be read together with the section "*Information about Uniflex – Historical financial information (documents incorporated by reference)*" and Uniflex' financial statements, including notes, which are incorporated in this document by reference. Amounts stated in this section have in certain cases been rounded off and for this reason summaries in the tables are not necessarily always exact.

Income statement

	Unaudited	Unaudited	Audited	Audited	Audited
SEK million	**2018 Jan–Mar**	**2017 Jan–Mar**	**2017 Jan–Dec**	**2016 Jan–Dec**	**2015 Jan–Dec**
Operating income	277.0	273.8	1,187.1	1,155.3	1,251.1
Other expenses	-9.0	-9.2	-37.1	-37.8	-38.4
Staff costs	-262.4	-257.5	-1,113.6	-1,084.9	-1,166.1
Depreciation and amortisation of assets	–	–	-0.0	-2.9	-0.2
Operating profit	**5.6**	**7.1**	**36.4**	**29.6**	**46.4**
Profit/loss from financial investments					
Interest and similar income	1.5	0.1	0.6	3.2	0.5
Interest and similar expense	–	-0.3	-1.1	-0.2	-2.3
Profit/loss after financial items	**7.1**	**6.9**	**35.9**	**32.6**	**44.6**
Tax expense	-1.3	-1.9	-8.2	-7.7	-11.0
Profit/loss for the period from continuing operations	**5.8**	**5.0**	**27.7**	**24.9**	**33.6**
Profit/loss for the period from discontinued operations	0.1	-0.8	-3.2	-6.4	-6.6
Profit/loss for the period*	**5.9**	**4.2**	**24.5**	**18.4**	**27.0**

* Profit/loss for the period attributable to Shareholders of the Parent

1) 2015 has been adjusted for discontinued operations, for comparability with 2016 and 2017.
2) The financial information for the periods January–March 2017 and January–March 2018 is reproduced in this document with a greater degree of detail than in the respective interim report. In the respective interim report, the presented financial information is summarized.

Information about adjustments for discontinued operations, financial year 2015

The reported numbers for the financial year of 2015 have been adjusted for discontinued operations for comparability reasons to the financial years of 2016 and 2017, as stated below.

	The group	Discontinued operations	The group, excl. discontinued operations
	Audited	Unaudited	Unaudited
SEK million	**2015 Jan–Dec**	**2015 Jan–Dec**	**2015 Jan–Dec**
Operating income	1,288.0	36.9	1,251.1
Other expenses	-43.1	-4.7	-38.4
Staff costs	-1,202.5	-36.4	-1,166.1
Depreciation and amortisation of assets	-1.9	-1.7	-0.2
Operating profit	**40.5**	**-5.9**	**46.4**
Profit/loss from financial investments			
Interest and similar income	0.5	0.0	0.5
Interest and similar expense	-3.0	-0.7	-2.3
Profit/loss after financial items	**38.0**	**-6.6**	**44.6**
Tax expense	-11.0	0.0	-11.0
Profit/loss for the period from continuing operations	**27.0**	**-6.6**	**33.6**
Profit/loss for the period from discontinued operations	0.0	0.0	-6.6
Profit/loss for the period*	**27.0**	**-6.6**	**27.0**

*Profit/loss for the period attributable to Shareholders of the Parent

Statement of comprehensive income

	Unaudited	Unaudited	Audited	Audited	Audited
SEK million	**2018 Jan-Mar**	**2017 Jan-Mar**	**2017 Jan-Dec**	**2016 Jan-Dec**	**2015 Jan-Dec**
Profit/loss for the period	**5.9**	**4.2**	**24.5**	**18.4**	**27.0**
Other comprehensive income					
Translation differences	-1.0	0.2	0.4	-1.7	1.6
Tax attributable to components in other comprehensive income	-	-	-	-	-
Total other comprehensive income for the period, net after tax	-1.0	0.2	0.4	-1.7	1.6
Comprehensive income for the period*	**4.9**	**4.4**	**24.9**	**16.7**	**28.6**

* Profit/loss for the period attributable to Shareholders of the Parent

Balance sheet

SEK million	Unaudited 31 Mar 2018	Unaudited 31 Mar 2017	Audited 31 Dec 2017	Audited 31 Dec 2016	Audited 31 Dec 2015
Assets					
Non-current assets					
Intangible assets					
Goodwill	0.0	0.0	–	–	2.9
Other intangible assets	0.0	0.0	–	–	2.2
Total	**0.0**	**0.0**			
Property, plant and equipment					
Equipment	0.0	0.5	–	0.7	1.1
Financial assets					
Deferred tax assets	0.4	0.3	0.4	0.3	0.5
Total non-current assets	**0.4**	**0.8**	**0.4**	**1.0**	**6.6**
Current assets					
Current receivables					
Trade receivables	143.4	141.4	169.4	175.3	191.3
Current tax receivables	9.4	2.0	11.5	0.4	7.6
Other receivables	3.4	0.6	0.3	0.9	0.8
Prepayments and accrued income	94.9	88.9	89.0	85.2	78.4
Assets held for sale	–	–	7.0	–	–
Total current receivables	**251.1**	**232.9**	**277.1**	**261.7**	**278.1**
Cash and cash equivalents	57.3	74.0	35.7	45.0	46.6
Total current assets	**308.4**	**306.9**	**312.9**	**306.7**	**324.7**
TOTAL ASSETS	**308.8**	**307.7**	**313.2**	**307.7**	**331.3**
Equity and liabilities					
Equity					
Restricted equity					
Share capital	3.5	3.5	3.5	3.5	3.5
Other paid-in capital	39.5	39.5	39.5	39.5	39.5
Non-restricted equity					
Provisions	-0.1	0.6	0.9	0.4	2.1
Retained earnings	49.5	49.4	43.6	45.2	52.8
Total equity	**92.4**	**93.0**	**87.5**	**88.6**	**97.9**
Liabilities					
Current liabilities					
Trade payables	7.0	4.4	5.1	4.1	6.2
Other liabilities	–	57.0	70.9	69.7	69.3
Accruals and deferred income	151.2	153.3	146.0	145.2	157.9
Liabilities held for sale	–	–	3.7	–	–
Total current liabilities	**216.4**	**214.7**	**225.7**	**219.1**	**233.2**
TOTAL EQUITY AND LIABILITIES	**308.8**	**307.7**	**313.2**	**307.7**	**331.3**

Cash flow statement

SEK million	Unaudited 2018 Jan–Mar	Unaudited 2017 Jan–Mar	Audited 2017 Jan–Dec	Audited 2016 Jan–Dec	Audited 2015 Jan–Dec
Operating activities					
Operating profit incl. discontinued operations	5.6	6.4	34.3	23.1	40.5
Adjustment for non-cash items					
Amortisation, depreciation and impairment charges in the income statement	0.0	0.1	0.3	5.7	1.9
Total	**5.6**	**6.5**	**34.6**	**28.8**	**42.4**
Interest received	0.1	0.1	0.2	1.1	0.4
Interest paid	0.0	–0.1	–0.4	–0.6	–0.6
Income tax paid	–5.5	–3.9	–13.4	–0.9	–17.1
Cash flow from operating activities before changes in working capital	**0.2**	**2.6**	**21.0**	**28.5**	**25.1**
Changes in working capital					
Increase (–)/decrease (+) in current receivables	22.6	29.7	7.4	5.5	20.8
Increase (–)/decrease (+) in current liabilities	–1.8	–3.2	–10.4	–10.7	–1.1
Total change in working capital	**20.8**	**26.5**	**–3.1**	**–5.2**	**19.7**
Cash flow from operating activities	**21.0**	**29.1**	**17.9**	**23.3**	**44.8**
Investing activities					
Sales of participations in subsidiaries	0.1	–	–	–	–
Provided shareholders' contribution	–	–	–	–	–
Acquisition of property, plant and equipment	–	–	–	–	0.1
Cash flow from investing activities	**0.1**	**–**	**–**	**–**	**0.1**
Financing activities					
Dividends to shareholders	–	–	–26.0	–26.0	–13.9
Repurchase of options/premium received for issued options	–	–	–	–0.0	0.1
Borrowing/repayment of borrowings from credit institutions	–	–	–	–	–
Cash flow from financing activities	**0.0**	**0.0**	**–26.0**	**–26.1**	**–13.8**
Cash flow for the period	**21.1**	**29.1**	**–8.1**	**–2.7**	**31.1**
– of which cash flow from discontinued operations	0.1	0.4	–1.0	–0.4	–1.8
CASH AND CASH EQUIVALENTS AT START OF PERIOD	**36.5**	**45.0**	**45.0**	**46.6**	**16.6**
Less cash and cash equivalents in discontinued operations	–0.8	–	–	–	–
Translation differences, cash and cash equivalents	0.5	–0.1	–0.4	1.1	–1.1
CASH AND CASH EQUIVALENTS AT END OF PERIOD	**57.3**	**74.0**	**36.5**	**45.0**	**46.6**
Less cash and cash equivalents in assets for sale/discontinued operations	–	–2.1	–0.8	–	–2.0
CASH AND CASH EQUIVALENTS FROM CONTINUING OPERATIONS	**57.3**	**71.9**	**35.7**	**45.0**	**44.6**

Key ratios

Uniflex presents certain financial metrics in this document that are not defined in accordance with IFRS. The company considers these metrics as valuable supplementary information to readers of this document and the company's management since they enable evaluation of the company's financial and operating position and development. Since companies do not calculate financial metrics in the same way, these are not always comparable with metrics used by other companies. Accordingly, these financial metrics are not to be regarded as substitutes for metrics defined in accordance with IFRS.

Selected financial data in brief	Unaudited 2018 Jan–Mar	Unaudited 2017 Jan–Mar	Audited 2017 Jan–Dec	Audited 2016 Jan–Dec	Audited 2015 Jan–Dec
Operating margin*, %	2.0	2.6	3.1	2.6	3.7
Profit margin*, %	2.5	2.5	3.0	2.8	3.6
Return on equity, %[1]	28.3	23.3	27.8	19.8	29.8
Equity/assets ratio, %	29.9	30.2	27.9	28.8	29.6
Average number of employees calculated as FTEs	2,096	2,184	2,354	2,401	2,675
Revenue per employee, SEK '000[2]	500	486	509	477	459
Number of shares at end of period, before dilution ('000)	17,362	17,362	17,362	17,362	17,362
Number of shares at end of period, after dilution ('000)	17,362	17,362	17,362	17,362	17,362
Number of shares before dilution, average ('000)	17,362	17,362	17,362	17,362	17,362
Number of shares after dilution, average ('000)	17,362	17,362	17,362	17,362	17,362
Earnings per share before dilution, SEK[3]	0.34	0.24	1.41	1.06	1.56
Earnings per share after dilution, SEK[3]	0.34	0.24	1.41	1.06	1.56
Equity per share at end of period, before dilution, SEK	5.32	5.36	5.04	5.10	5.64
Equity per share at end of period, after dilution, SEK	5.32	5.36	5.04	5.10	5.64
Cash flow per share before dilution at end of period, SEK	1.21	1.68	1.03	1.35	2.58
Cash flow per share after dilution at end of period, SEK	1.21	1.68	1.03	1.35	2.58

* Adjusted for discontinued operations

1) For Jan–Mar 2018 and Jan–Mar 2017, rolling last 12 months return on equity.
2) For Jan–Mar 2018 and Jan–Mar 2017, rolling last 12 months revenue per employee.
3) Defined in accordance with IFRS.

Selected key ratios per business area

Uniflex' business operations currently include three business segments, namely the geographical areas Sweden, Norway and Finland. During 2017, 2016 and 2015 Uniflex was organised into four geographical areas, corresponding to Sweden, Norway, Finland and Germany. The Germany segment was divested on 1 January 2018 and is reported as discontinued operations in the annual report for 2017, from which the comparison figures for 2016 below have been obtained.

SEK million	Unaudited Jan–Mar 2018	Unaudited Jan–Mar 2017	Unaudited 2017	Unaudited 2016	Unaudited 2015
Sweden					
Operating income	252.9	255.2	1,076.6	1,046.6	1,157.0
Operating profit	5.1	7.8	34.2	28.9	47.1
Norway					
Operating income	17.6	12.9	86.7	86.6	79.3
Operating profit	0.4	-0.8	1.6	0.3	-0.2
Finland					
Operating income	6.5	5.7	23.8	21.1	14.7
Operating profit	0.1	0.2	0.6	0.5	-0.3
Germany[1]					
Operating income	-	5.6	23.6	35.4	36.9
Operating profit	-	-0.7	-2.9	-6.5	-5.9

1) Discontinued operations

Financial definitions

For financial definitions, reference is made to the section *"Information about Poolia – Financial information in brief – Financial definitions"*.

Derivation of return on equity

SEK million	Unaudited 2018 Jan–Mar	Unaudited 2017 Jan–Mar	Audited 2017 Jan–Dec	Audited 2016 Jan–Dec	Audited 2015 Jan–Dec
Equity, opening balance	93.0	97.9	88.6	97.9	83.1
Equity, closing balance	92.4	93.0	87.5	88.6	97.9
Average equity	**92.7**	**95.5**	**88.1**	**93.3**	**90.5**
Profit/loss after tax, rolling last 12 months	26.2	22.2	24.5	18.4	27.0
/ Average equity	92.7	95.5	88.1	93.3	90.5
Return on equity *	**28.3%**	**23.3%**	**27.8%**	**19.8%**	**29.8%**

*The definition of return on equity is based on the result for the last twelve months and the average of opening and closing balance of equity and may hence differ from other definitions.

BOARD OF DIRECTORS, GROUP MANAGEMENT AND AUDITORS

Uniflex' current Board of Directors

Uniflex' current Board of Directors comprises five board members elected at the annual general meeting held on 23 April 2018, for a term of office until the next general meeting.

The table below shows Uniflex' board members, their positions, years of birth, the year they were first elected to the Board of Directors, whether they are deemed independent in relation to the company and its management and the company's major shareholders, as well as shareholding in the company as of the date of this document.

Name	Born	Board member since	Position	Independent in relation to the company and its management	Independent in relation to the company's major shareholders[1]	Shareholding in the company
Björn Örås	1949	2002	Chairman of the Board	Yes	No	4,023, 815 class A shares and 3,101,445 class B shares
Jenny Pizzignacco	1979	2014	Board member	Yes	Yes	351,140 class B shares
Eva Gidlöf	1957	2016	Board member	Yes	Yes	10,000 class B shares
Staffan Jufors	1951	2017	Board member	Yes	Yes	None
Henrik Källén	1968	2018	Board member	Yes	Yes	None

1) 'Major shareholder' means an owner who directly or indirectly controls ten per cent or more of the shares or the votes in the company. If a company owns more than 50 per cent of the shares, participations or votes in another company, the first-mentioned company indirectly controls the latter company's stakes in other companies.

Presented below is more detailed information about the board members, including their education, experience, current and former appointments, and shareholding in the company as of the date of this document.

Björn Örås, *born 1949*

Chairman of the Board and Board member since 2002.

Education: B.A. (Econ), Lund University.

Other current appointments: Chairman, Poolia AB (publ), Dedicare AB (publ) and Bro Hof Slott.

Appointments concluded during the past five years: None.

Other relevant professional experience: Product Manager, Pierre Robert, Product Group Manager, IKEA, CEO and Advertising Agency Director, Appel & Falk, Blanking, CEO, Poolia. Own business: Björn Örås Marketing, Karat Utveckling and SMA.

Dependency status: Independent in relation to the company and its management, not independent in relation to the company's major shareholders.

Holdings in the company: 4,023,815 class A shares and 3,101,445 class B shares.

Jenny Pizzignacco, *born 1979*

Board member since 2014.

Education: MBA, Lund University.

Other current appointments: Business Development Manager, Dedicare AB (publ).

Appointments concluded during the past five years: Recruitment Consultant Poolia AB, temporary CFO Dedicare AB (publ), CEO Dedicare Nurse AB.

Other relevant professional experience: None.

Dependency status: Independent in relation to the company and its management, independent in relation to the company's major shareholders.

Holdings in the company: 351,140 class B shares.

Eva Gidlöf, *born 1957*

Board member since 2016.

Education: B.A. (Social Sciences) Uppsala University.

Other current appointments: Chairman, Teracom Group AB and Metria AB, board member, SBAB Bank AB (publ), Mercuri International Group AB and member of SNS Board of Trustees.

Appointments concluded during the past five years: Chairman, FörsäkringsGirot AB, board member and deputy chair, SBC AB (publ), board member Bure Equity AB (publ), Nordic Service Partners Holding AB (publ), Connecta AB (publ), Stockholm Chamber of Commerce, Executive Vice President Tieto Corporation (publ).

Other relevant professional experience: Former chairman, Resco AB (publ) and Brann AB, former board member Cybercom Group AB (publ), BGC Bankgirocentralen AB (also CEO), Intellecta AB (publ), Cad-Q AB (publ), MSC Konsult AB (publ), Emric AB, Yarrow AB, Besam AB, Almega AB and IT & Telecomföretagen, 20 years' work within Capgemini Group (publ) including work as Vice President in Nordic Management and CEO of Capgemini Sweden.

Dependency status: Independent in relation to the company and its management, independent in relation to the company's major shareholders.

Holdings in the company: 10,000 class B shares.

Staffan Jufors, *born 1951*

Board member since 2017.

Education: MSA, Gothenburg School of Business, Economics and Law.

Other current appointments: Chairman, Ferronordic Machines AB, board member of Nordens Ark foundation.

Appointments concluded during the past five years: Board member, Haldex AB, Akelius Residential Property AB and ÅF AB.

Other relevant professional experience: Former CEO, Volvo Penta AB and Volvo Lastvagnar AB.

Dependency status: Independent in relation to the company and its management, independent in relation to the company's major shareholders.

Holdings in the company: None.

Henrik Källén, *born 1968*

Board member since 2018.

Education: M.A. (Law) Stockholm University.

Other current appointments: Board member Inet Holding AB, Inet AB, Kronkliniken Medicin and Estetik AB, Beyano AB, Bronx Invest AB, Uniflex Sverige AB, Zensum AB, Nordax Bank AB (publ), Nordax Group AB, NDX Intressenter AB, Fondab AB as well as board member and CEO, CHK Konsult AB.

Appointments concluded during the past five years: Chairman and board member, Avanza Fonder AB, board member Försäkringsaktiebolaget Avanza Pension, CEO Avanza Pension, temporary CEO Avanza Bank AB. COO and Vice President, Avanza Bank AB, member of Avanza Bank AB management group.

Other relevant professional experience: More than 20 years' experience from various positions within the financial sector, primarily within the Avanza group. Former board member of Avanza Vikingen AB, deputy CEO of Avanza Fonder AB, trading manager at Avanza Bank, brokerage manager at Avanza Fondkommission AB.

Dependency status: Independent in relation to the company and its management, independent in relation to the company's major shareholders.

Holdings in the company: None.

Uniflex' current management

The table below contains a presentation of the company's senior executives including their names, years of birth, current position, the year in which the person became a senior executive, as well as shareholding in the company as of the date of this document.

Name	Born	Senior executive since	Position	Shareholding in the company
Jan Bengtsson	1967	2002	CEO	168,000 class B shares and 50,000 subscription warrants[1]
Kent Thudén	1965	2009	CFO	7,000 subscription warrants[1]
Elin Strandberg	1981	2017	HR Manager	None
Jonas Nilsson	1968	2002	Market Manager	19,500 class B shares and 7,000 subscription warrants[1]
Mattias Melander	1974	2012	Market Manager	7,000 subscription warrants[1]
Claes Gellstrup	1972	2017	Sales Manager	None
Christopher Carey	1977	2012	CEO, Uniflex Norge AS	7,000 subscription warrants[1]
Esa Rantanen	1963	2016	CEO, Uniflex Suomi Oy	None

1) In connection with implementation of the Merger, holders of subscription warrants in Uniflex, whose rights have not terminated or lapsed on the date of approval of the Merger Plan by the general meeting of Uniflex' shareholders, will be offered participation in corresponding new incentive programmes in Poolia on essentially the same terms and involving essentially the same economic value.

Presented below is more detailed information about the company's senior executives, including education, experience, current and former appointments, as well as holdings in the company as of the date of this document.

Jan Bengtsson, *born 1967*

CEO. Senior executive since 2002.
Education: MBA, Stockholm University.
Other current appointments: Deputy chairman of the industry organisation the Swedish Staffing Agencies (Sw. *Kompetensföretagen*), board member of Almega and Swedish Enterprise.
Appointments concluded during the past five years: None.
Other relevant professional experience: Worked at Poolia between 1997 and 2002, among other things as consultancy manager, subsidiary CEO and establishment manager. Worked as a consultant at the company which subsequently became Manpower Sverige.
Holdings in the company: 168,000 class B shares and 50,000 subscription warrants.

Kent Thudén, *born 1965*

CFO. Senior executive since 2009.
Education: MBA, Stockholm University.
Other current appointments: Board member, Uniflex Sverige AB.
Appointments concluded during the past five years: None.
Other relevant professional experience: Authorised public accountant and Senior Manager, Ernst & Young AB, CFO, Scania Chassi.
Holdings in the company: 7,000 subscription warrants.

Elin Strandberg, *born 1981*

HR Manager. Senior executive since 2017.
Education: B.A. (Personnel, work and organisation), Stockholm University.
Other current appointments: None.
Appointments concluded during the past five years: None.
Other relevant professional experience: None.
Holdings in the company: None.

Jonas Nilsson, *born 1968*

Market Area Manager. Senior executive since 2002.
Education: 4-year technical upper secondary education.
Other current appointments: None.
Appointments concluded during the past five years: None.
Other relevant professional experience: Former Regional Manager and Sales Manager at Uniflex and work at Poolia as, among other things, Business Area Manager and Regional Manager.
Holdings in the company: 19,500 class B shares and 7,000 subscription warrants.

Mattias Melander, *born 1974*

Market Area Manager. Senior executive since 2012.
Education: Upper secondary school economics and advanced trainer education within sport and psychology.
Other current appointments: None.
Appointments concluded during the past five years: None.
Other relevant professional experience: CEO and entrepreneur as well as former Key Account Manager and Regional Manager at Uniflex.
Holdings in the company: 7,000 subscription warrants.

Claes Gellstrup, *born 1972*

Sales Manager. Senior executive since 2017.
Education: Executive Management Programme, Stockholm School of Economics. DIHM Ekonomi and IHM Master. StyrelseAkademien.
Other current appointments: None.
Appointments concluded during the past five years: COO Dafo Brand AB and VD Brainpeople AB.
Other relevant professional experience: Vice president, Dreamwork, Business Area Manager at G4S, work as Customer Relations Manager, Business Area Manager, Business Development Manager, Sales Manager and Regional Manager at Manpower.
Holdings in the company: None.

Christopher Carey, *born 1977*

CEO, Uniflex Norge AS. Senior executive since 2012.
Education: Technical information design, Gothenburg.
Other current appointments: None.
Appointments concluded during the past five years: None.
Other relevant professional experience: Technical engineer and Key Account Manager for Sigma Technology, Key Account Manager for Meritmind, business area manager and regional manager for Uniflex Sverige AB.
Holdings in the company: 7,000 subscription warrants.

Esa Rantanen, *born 1963*

CEO, Uniflex Suomi Oy. Senior executive since 2016.
Education: MJD, Diploma in marketing and communication, Marketing Institute.
Other current appointments: None.
Appointments concluded during the past five years: Business Manager, ManpowerGroup Oy.
Other relevant professional experience: Business Manager, ManpowerGroup Oy, 2004–2016.
Holdings in the company: None.

Other information regarding the Board of Directors and senior executives

All board members and senior executives can be contacted via the company's address (Arenavägen 57, 121 07 Stockholm-Globen).

Conflicts of interest

No board members or senior executive has any private interests which might entail a conflict of interests with the company, other than Björn Örås (Chairman of the Board of Uniflex) who is Chairman of the Board and principal owner of Poolia. Three board members and five senior executive have, however, financial interests in the company as a consequence of their shareholdings.

Björn Örås and Jenny Pizzignacco have, given their shareholding in both Uniflex and Poolia, chosen to abstain from participating in Uniflex' Board of Directors' handling of and decision regarding the merger plan (and documents pertaining thereto) and the statement by the Board of Directors pursuant to the Takeover rules.

Auditor

On 23 April 2018 the annual general meeting decided to re-elect Grant Thornton Sweden AB as auditor. Authorised public accountant Mia Rutenius is the auditor-in-charge.

The previous auditor-in-charge, authorised public accountant Stefan Hultstrand (Grant Thornton Sweden AB), served as the company's auditor during the period covered by the historical financial information in the information document.

Mia Rutenius, born 1974, and Stefan Hultstrand, born 1955, are members of the institute for the accountancy profession in Sweden, FAR.

Grant Thornton Sweden AB's office address is Sveavägen 20, 111 57 Stockholm.

SHARE CAPITAL AND OWNERSHIP STRUCTURE

General information

According to Uniflex' articles of association, the share capital should not be less than SEK 3,000,000 and not more than SEK 12,000,000, divided into no fewer than 15,000,000 and no more than 60,000,000 shares. As of the date of this document, the company's registered share capital amounts to SEK 3,472,338, divided into a total of 17,361,690 shares. There are two classes of shares in the company: class A shares (4,023,815 shares) and class B shares (13,337,875 shares), and each share has a quotient value of SEK 0.2.

The company's shares have been issued in accordance with Swedish law and are denominated in SEK. The shares are paid up in full and freely transferable. The shares in Uniflex are not subject to offers that have been extended as mandatory bids, or as a consequence of any purchase right or redemption obligation. There has been no public tender offer with respect to the shares in Uniflex during the current or preceding financial year.

Certain rights associated with the shares

The rights associated with the company's shares, including those pursuant to the company's articles of association, may only be changed in accordance with the procedures set out in the Companies Act.

Voting rights

Each class B Uniflex share entitles the holder to one-fifth (1/5) of a vote at general meetings and each shareholder is entitled to vote the entire number of shares in the Company held by the shareholder in question. Each class A Uniflex share entitles the holder to one vote.

Pre-emption rights to new shares

In the event the company issues new shares, subscription warrants or convertible debentures in conjunction with a cash issue or a debt for equity swap, the shareholders are entitled, as a main rule, to subscribe for such securities *pro rata* to the number of shares held prior to the issue. Uniflex' articles of association do not restrict the Company's possibility to issue new shares, subscription warrants or convertible debentures disapplying the shareholders' pre-emption rights in accordance with the Companies Act.

Entitlement to dividends and assets in the event of liquidation

All shares in the company carry an equal entitlement to dividends and to the company's assets and any surplus in the event of liquidation. Decisions regarding any dividend are taken by the general meeting. All shareholders registered in the share register maintained by Euroclear on the record date determined by the general meeting are entitled to receive dividends. Dividends are normally paid out to the shareholders, through Euroclear, as a cash amount per share; however, payment may also take place with consideration other than cash dividends (non-cash dividend). In the event shareholders cannot be paid through Euroclear, the shareholder will have an outstanding claim against the company with respect to the dividend amount. Such claim is subject to a limitations period of 10 years. In the event a claim lapses due to the limitations period, the dividend amount accrues to the company. In the absence of any possible restrictions prescribed by banks or clearing systems in a relevant jurisdiction, there are no restrictions with respect to the right to dividends for shareholders domiciled outside Sweden.

Share conversion clause

Shareholders of class A shares are entitled, subject to the limit for the maximum number of class B shares which may be issued by the Company, to convert one or more of such shares to an equal number of class B shares (1:1).

Share-related incentive programme

As an element in an incentive programme for senior executives, key employees and board members, Uniflex has issued a total of 85,000 subscription warrants in accordance with a resolution adopted by the annual general meeting on 22 April 2015. As of the date of this document, Uniflex has 78,000 outstanding subscription warrants. The subscription warrants have been offered on market terms.

Each subscription warrant entitles the holder, during the period 1 June 2016 up to and including 31 May 2019, to subscribe for one new class B Uniflex share at a subscription price of SEK 32.50.[1)]

Holders of subscription warrants whose rights have not terminated or lapsed by the date of approval of the Merger Plan by the general meeting of the shareholders of Uniflex (which is expected to take place on 26 July 2018), will be offered participation in corresponding new incentive programmes in Poolia on essentially the same terms and with essentially the same economic value.

Uniflex is entitled, however not obliged, to repurchase the subscription warrants in the event the senior executive terminates her or his employment.

Other than the foregoing, there are no outstanding subscription warrants, convertible debentures or other financial instruments with special rights in Uniflex.

1) In the event all subscription warrants are exercised, this will entail a dilution of approximately 0.17 per cent of the capital and approximately 0.09 per cent of the votes.

Central securities depository

Uniflex' shares are registered in a dematerialised register in accordance with the Central Securities Depositories and Account Maintenance (Financial Instruments) Act. This register is maintained by the Swedish central securities depository Euroclear (Euroclear Sweden AB, Box 191, 101 23 Stockholm, Sweden). No share certificates are issued in respect of the company's shares. Uniflex' class B shares are listed on Nasdaq Stockholm. The ISIN code for the company's class B share is SE0001283607.

Changes in share capital

The table below summarises the historical changes in the company's share capital since the company was incorporated on 25 January 1993.

Year	Event	Change in number of shares	Total number of shares	Change in share capital (SEK)	Share capital (SEK)	Quotient value (SEK)
1993	Formation	500	500	50,000	50,000	100.00
1994	Bonus issue	500	1,000	50,000	100,000	100.00
2003	New issue[1]	12,999,164	22,999,164	129,992	229,992	0.01
2004	New issue	2,817,102	25,816,266	28,171	258,163	0.01
2004	Bonus issue[2]	0	3,688,038	3,429,875	3,688,038	1.00
2009	Reduction[3]	-300,000	3,388,038	-300,000	3,388,038	1.00
2010	Subscription warrants	1,800	3,389,838	1,800	3,389,838	1.00
2010	Subscription warrants	500	3,390,338	500	3,390,338	1.00
2010	Subscription warrants	1,500	3,391,838	1,500	3,391,838	1.00
2010	Subscription warrants	1,500	3,393,338	1,500	3,393,338	1.00
2010	Subscription warrants	2,400	3,395,738	2,400	3,395,738	1.00
2010	Subscription warrants	2,500	3,398,238	2,500	3,398,238	1.00
2010	Subscription warrants	2,100	3,400,338	2,100	3,400,338	1.00
2011	Subscription warrants	30,400	3,430,738	30,400	3,430,738	1.00
2011	Subscription warrants	2,000	3,432,738	2,000	3,432,738	1.00
2011	Subscription warrants	6,900	3,439,638	6,900	3,439,638	1.00
2011	Subscription warrants	27,300	3,466,938	27,300	3,466,938	1.00
2011	Subscription warrants	5,400	3,472,338	5,400	3,472,338	1.00
2011	Split	13,889,352	17,361,690	0	3,472,338	0.20

1) In connection with the issue of shares it was decided to alter the articles of association whereby, *inter alia*, the nominal value of the shares was changed to SEK 0.01 and that new classes of shares (class A and class B) were introduced, whereupon one class A shares shall carry an entitlement to one vote and one class B share shall carry an entitlement to 1/5 vote.
2) A reverse share split was carried out in connection with the bonus issue.
3) The reduction in the share capital is due to the cancellation of bought back shares.

Ownership structure prior to implementation of the Merger

As of the date of this document Uniflex has approximately 4,395 shareholders, of whom Björn Örås, Carnegie Fonder and Avanza Pension are the largest shareholders, representing approximately 41.0, 7.7 and 6.7 per cent respectively of the shares and approximately 69.4, 4.0 and 3.5 per cent of the votes in the company.

As of the date of this document, as far as the company is aware of, there are no natural or legal persons who own five per cent or more of the shares or votes in Uniflex, other than the persons stated in the table below.

Shareholder	Number of shares and votes	Percentage of capital and votes
Björn Örås	4,023,815 class A shares, 3,101,445 class B shares and 4,644,104 votes	41.0% of capital and 69.4% of votes
Carnegie Fonder	1,343,099 class B shares and 268,620 votes	7.7% of capital and 4.0% of votes
Avanza Pension	1,163,593 class B shares and 232,719 votes	6.7% of capital and 3.5% of votes

Shareholder agreements

As far as the Board of Directors of Uniflex is aware, there are no shareholder agreements, other understandings or equivalent between Uniflex' shareholders with the aim of exercising joint influence over Uniflex, or any understandings or equivalent which may result in a change in the control over the company.

Share price performance

For an overview of the share price performance for Poolia and Uniflex up to and including 29 June 2018, please refer to section "*Information about Poolia – Share capital and ownership structure – Share price performance*".

ARTICLES OF ASSOCIATION

Articles of association

Uniflex AB, reg no 556462-0887

1. COMPANY
The company's business name is Uniflex AB. The company is a public one (publ).

2. REGISTERED OFFICE OF THE BOARD OF DIRECTORS
The Board shall have its registered office in Stockholm.

3. BUSINESS ACTIVITY
The purpose of the company's business is to engage in training and provision of temporary staffing and recruitment of personnel, and to conduct associated business activities.

4. SHARE CAPITAL
The company's share capital shall be no less than SEK 3,000,000 and no more than SEK 12,000,000.

5. SHARES
The number of shares shall be no fewer than 15,000,000 and no more than 60,000,000.

The company's shares may be issued in two classes, designated as class A and class B. class A shares carry one (1) vote and class B shares carry one-fifth (1/5) of one vote. Shares of either class may be issued up to a maximum of 60,000,000 shares.

If the company decides by means of a cash issue or an offset issue to issue new class A and class B shares, owners of class A and class B shares shall have preferential rights to subscribe to new shares of the same type in proportion to the number of shares that they already own (primary preferential rights). Shares that are not subscribed through primary preferential rights shall be offered for subscription to all shareholders (subsidiary preferential rights). If the shares offered are insufficient for any subscription implemented with subsidiary preferential rights, the shares shall be divided among the subscribers in proportion to the number of shares that they already own, and if this cannot be done by means of a draw.

If the company decides by means of a cash issue or an offset issue to issue shares only in class A or class B, all shareholders, regardless of whether they hold class A or class B shares, shall have preferential rights to subscribe to new shares in proportion to the number of shares that they already own.

If the company decides by means of a cash issue or offset issue to issue subscription options or convertibles, shareholders shall have preferential rights to subscribe to subscription options as though the issue applied to the shares that may be newly subscribed as a consequence of the option or preferential rights to subscribe to convertibles as though the share issue related to the shares against which convertibles may be exchanged.

The above shall not constitute any restriction of the possibility of passing a resolution on a cash issue or an offset issue with a variation from shareholders' preferential rights.

If share capital is increased by means of a bonus share issue, new shares shall be issued of each class in proportion to the number of shares of each class already in existence. In this instance old shares of a particular class shall provide entitlement to shares of the same class. This shall not constitute any restriction of the possibility of issuing shares of a new class by means of a bonus share issue following a constitutional change to the articles of association.

Holders of class A shares may, within the framework of the maximum number of class B shares that may be issued by the company, convert one or more of these into the same number of class B shares. An application to convert must be made in writing to the Board of the company. This must state how many shares the party wishes to convert. Such an application must be dealt with by the Board at a scheduled meeting, unless special reasons dictate otherwise. The Board must be able to request any information or action from the shareholder required in order for it to be possible to register the conversion with the relevant registration authority and the central keeper of securities.

6. THE BOARD OF DIRECTORS
The Board shall consist of no fewer than three and no more than eight members, and no more than two alternate members.

7. AUDITOR
The company shall have at least one and no more than two auditors, and no more than two alternate auditors.

8. NOTICE OF MEETINGS
Notice of a shareholders' general meeting shall be served by means of advertising in Post- och Inrikes Tidningar and on the company's web site. At the time of the notice, information that notice has been served shall be advertised in Svenska Dagbladet. In the event publication of Svenska Dagbladet should cease, the information shall instead be advertised in Dagens Nyheter.

9. GENERAL MEETINGS

Shareholders wishing to participate at a shareholders' general meeting must not only be included in the printout or other presentation of the whole share register as of five working days before the meeting, but also make an application to the company no later than 12:00 on the date specified in the notice of the meeting. The latter date may not be a Sunday, public holiday, a Saturday, Midsummer Eve, Christmas Eve or New Year's Eve, nor may it be more than five working days before the meeting.

Shareholders may appoint a proxy for a shareholders' general meeting only if the shareholder has reported the number of proxies to the company in the same way as described in the previous paragraph.

The following matters must be dealt with at the Annual General Meeting.

1. Election of chairman for the meeting
2. Establishment and approval of register of voters
3. Approval of the agenda
4. Election of one or two persons to check the minutes
5. Confirmation that the general meeting has been properly convened
6. Presentation of annual accounts and auditor's report and, if appropriate, the consolidated accounts and auditor's report
7. Resolutions
   a) on the adoption of the income statement and balance sheet and, if appropriate, the consolidated income statement and consolidated balance sheet;
   b) on disposal of the company's profit or loss in accordance with the adopted balance sheet;
   c) on the discharge from liability for the members of the Board and the Managing Director
8. Determination of the number of Board members and alternate members to be elected by the meeting and, if appropriate, the number of auditors and alternate auditors
9. Confirmation of the fees for the Board of Directors and, if appropriate, for the auditors'
10. Election of the Board and, if appropriate, the auditors and any alternate auditors
11. Any other business for the attention of the meeting in accordance with the Swedish Companies Act or the articles of association .

10. FINANCIAL YEAR

The company's financial year shall cover the period 1 January–31 December.

11. RECONCILIATION

The company's shares shall be registered in a reconciliation register pursuant to the Accounting of Financial Instruments Act (1998:1479).

Adopted at the Annual General Meeting held on 18 April 2011

LEGAL ISSUES AND SUPPLEMENTARY INFORMATION

Company information and legal group structure

Uniflex' registered name and trading designation is Uniflex AB. Uniflex is a Swedish public limited liability company with corporate registration number 556462-0887. The company's registered office is located in Stockholm municipality, Stockholm County. The company was incorporated on 25 January 1993 in Sweden and registered at the Swedish Companies Registration Office on 11 February 1993. The company's current name was registered on 10 January 2002. Uniflex' address is Arenavägen 57, 121 07 Stockholm-Globen. The company's telephone number is +46 8 555 368 00. The company's business is conducted in accordance with the Companies Act. The objects of the company are to engage in training, staffing and recruitment of personnel and to conduct activities compatible therewith. The company's current articles of association were adopted on 18 April 2011.

Uniflex is the parent company in a group which currently consists, in addition to the company, of eight directly and indirectly wholly-owned subsidiaries. The group structure is shown in the overview of the group below.


Uniflex AB
100%
100%
100%
Uniflex Norge AS
Uniflex Sverige AB
Uniflex Suomi Oy
100%
100%
100%
100%
100%
Uniflex Fordon AB
Uniflex Sverige B&A AB
Uniflex Logistik AB
Uniflex Omställning AB
Utvecklingshuset COM AB

Significant agreements

In January 2018, Uniflex entered into an agreement regarding the sale of its, at that time, German subsidiary, Uniflex Personal GmbH.

Among other things, the agreement contains a non-compete clause regarding the German market entailing a potential exposure of EUR 25,000 per violation in the event Uniflex were to act in violation of the clause.

Agreements which may be affected by the Merger

Some of Uniflex' agreements contain change of control clauses whereby Uniflex' counterparty may be formally entitled to terminate the agreement in question as a consequence of the Merger. Because of this, Uniflex intends to contact relevant counterparties.

Intellectual property rights

Uniflex is the registered holder of the trademarks set forth in the following table.

Trademark	Type of trademark
UNIFLEX	Trademark (EU)
UNIFLEX	Figure mark (EU)
UTVECKLINGSHUSET	Word mark (EU)
UTVECKLINGSHUSET	Trademark (EU)
UTVECKLINGSHUSET En ingång, flera möjligheter	Trademark (Norway)
UNIFLEX	Trademark (Norway)
UNIFLEX BEMANNING	Trademark (Norway)

In addition, Uniflex holds the domain names Uniflex.se, Uniflexgroup.com, Uniflex.no and Uniflex.fi.

Insurance policies

Uniflex holds customary insurance cover for its business, which includes, *inter alia*, insurance cover for injury to property, outages, claims in damages, legal aid, accidents and customary cover as regards liability of the CEO and Board of Directors. The company is of the opinion that Uniflex' insurance cover corresponds to industry practice. However, there is no guarantee that Uniflex will not incur losses that are not covered by Uniflex' insurance.

Disputes

As a consequence of the agreement regarding the sale of Uniflex' former German subsidiary, Uniflex Personal GmbH, as described in "*Information about Uniflex – Legal issues and supplementary information – Important agreements*", there is an ongoing dispute between the company and the buyers regarding, among other things, trade receivables and tax-related issues in the former German subsidiary, with the disputed sum amounting to approximately EUR 120,000. Pending a solution of the dispute, the purchasers are withholding an amount of approximately SEK 1.1 million related to a purchase price adjustment, to which Uniflex is entitled under the agreement. In addition, an amount of SEK 2 million is being withheld regarding internal letters of indebtedness of the former German subsidiary.

Otherwise, Uniflex is currently not, and has not been during the past 12 months, party to any legal proceedings or arbitration which have had, or might have, a material adverse impact on Uniflex' earnings or financial position. As of the date of this document, Uniflex is unaware of any proceedings of such materiality that may potentially arise.

Personal data

Uniflex processes and stores a large volume of various data in both electronic and physical form, including a large volume of personal data, some of which is sensitive for the persons involved. The handling of personal data has previously been governed by the Personal Data Act.

A new General Data Protection Regulation has been adopted by the EU and it shall apply from May 2018. Uniflex has implemented necessary internal guidelines regarding the processing of personal data.

Related party transactions

Other than as stated below, as far as the Board of Directors of Uniflex is aware, as of the date of this document there have been no related party transactions in the company during the past three financial years or during the period from the end of the financial 2017 year until the date of this document.

Uniflex has commercial dealings with Poolia and has had commercial dealings with Bro Hof Golf AB; with Poolia, Uniflex also has certain cooperation agreements. All transactions have taken place on market terms.

Costs related to the Merger

Uniflex' costs attributable to the Merger are estimated at approximately SEK 2.5 million. In addition to the fees to SEB, the costs primarily comprise costs for auditors, legal advisers and costs for obtaining a Fairness Opinion. These costs will be booked during the second and third quarter of the financial year 2018.

Documents available for inspection

For information regarding documents available for inspection, see the section "*Information about Poolia – Legal issues and supplementary information – documents available for inspection*".

HISTORICAL FINANCIAL INFORMATION (documents incorporated by reference)

Documents incorporated by reference

For information about documents incorporated by reference, please refer to section "*Information about Poolia– Historical financial information (documents incorporated by reference)*".

Interim report 1 January 2018–31 March 2018

UNIFLEX BEMANNING

CEO's comments

A good start to the year
Revenue during the first quarter of 2018 increased by 1 per cent compared to the corresponding period of last year and amounted to SEK 277 million. The operating profit was SEK 5.6 million, corresponding to an operating margin of 2.0 per cent.

"Calculated per workday, revenue in Sweden slightly increased during the first quarter. Profit this year was impacted by salary paid to our consultants for two public holidays that occurred on weekdays. Last year, the first quarter included one public holiday occuring on a weekday. Adjusted for that factor and for there being one less workday in the first quarter of this year, the result has remained unchanged," says Jan Bengtsson, CEO of Uniflex, and continues "We are satisfied with our growth within the industrial worker and warehouse business areas, but we need to improve our inflow of candidates within the customer services segment in order to not to lose more revenue in that segment. To do so, at the beginning of the year we employed several recruitment employees who will focus on candidate supply."

Jan Bengtsson, CEO of Uniflex, says "It is very pleasing that for the first time our Norwegian business reports a profit in the first quarter of a calendar year; in terms of seasonality, this is normally our weakest quarter. The combination of an improved Norwegian economy and our own sales efforts resulted in 40 per cent growth in Norway in the first quarter." Jan Bengtsson, CEO of Uniflex, also state that "We are continuing to invest in Finland and during the first quarter we opened our third office in the country. Admittedly, this has adversely affected our result, but we are growing and I make the assessment that within a short time this will contribute positively to both revenue and earnings," concludes Jan Bengtsson, CEO of Uniflex.

For more information please contact:
Jan Bengtsson, CEO of Uniflex, tel: 073-600 68 10

Uniflex is an authorised staffing company providing temporary staffing, permanent placement and outplacement of personnel within the following business areas: industry, warehouse, building, electricity, administration, sales and customer service. Uniflex is listed on Nasdaq Stockholm, Small Cap and is represented in Sweden, Norway and Finland. Uniflex is a member of Almega Bemanningsföretagen and has collective agreements with LO, Unionen and Akademikerförbunden. Uniflex is certified in accordance with ISO 9001, ISO 14001 and OHSAS 18001.

UNIFLEX BEMANNING

INTERIM REPORT 1 JANUARY - 31 MARCH 2018

The quarter in brief

- Revenue amounted to SEK 277 m (274*), an increase of 1 per cent.
- Earnings per share amounted to SEK 0.34 (0.24) before and after dilution.
- Operating profit amounted to SEK 5.6 m (7.1*), corresponding to an operating margin of 2.0 per cent (2.6*).
- Profit after financial items amounted to SEK 7.1 m (6.9*).
- Profit after tax amounted to SEK 5.8 m (5.0*).
- Profit from discontinued operations amounted to SEK 0.1 m (-0.8).
- Profit for the quarter amounted to SEK 5.9 m (4.2)
- Cash flow from continuing operations amounted to SEK 21.0 m (29.1), corresponding to SEK 1.21 (1.68) per share.
- As of 1 January 2018, Uniflex has sold all shares in the German subsidiary Uniflex Personal GmbH for a purchase price of SEK 1.2 m. The transaction affected earnings by SEK -1 m, which impacted earnings in the fourth quarter of 2017.

*Adjusted for discontinued operations

Uniflex' business

Business concept, Strategy and Principles

Uniflex shall be the best at providing companies and organisations with skills which temporarily or permanently meet their needs within our niche. Uniflex's strategy is: Right price, Promptness and Flexibility. Uniflex' guiding principles are: Business Focus, Commitment, Happiness and Responsibility.

Sweden

Uniflex's revenue during the first quarter of 2018 declined by 1 per cent compared to the preceding year, and the operating margin also declined. Growth within the industrial workers and warehouse personnel business areas was satisfactory, but revenue within the customer service segment decreased. The company has employed more recruitment employees to increase the inflow of candidates.

On 25 May, the new General Data Protection Regulation (GDPR) became applicable. Uniflex has expended much work on compliance with, and drawing benefits from, the new Regulation; this has also entailed additional costs in the form of systems adaptations and work by consultants.

Norway

During the first quarter, revenue in Norway increased by 40 per cent in local currency compared to the preceding year. For the first time the company reports a profit in the first quarter of a calendar year. The profit and increased revenue are attributable to a combination of the company's enhanced sales efforts and an improved Norwegian economy.

Finland

In Finland, the company's revenue in the first quarter of 2018 increased by 8 per cent in local currency compared to the preceding year. For the second year in a row, the company reported a profit in the first quarter of a calender year. During the first quarter the company opened its third office in the country.

Revenue

The first quarter

Revenue increased by 1 per cent to SEK 277 m (274). During the first quarter, the five largest clients accounted for 24 per cent (31) of revenue. 66 (61) clients accounted for 80 per cent of revenue. During the most recent 12-month period, no individual customer has accounted for more than 6 per cent (10) of Uniflex' revenue.

Uniflex' business comprises three business segments, namely the geographical areas Sweden, Norway and Finland. Of revenue for the quarter, SEK 253 m (255) was generated by the business in Sweden; SEK 18 m (13) by the business in Norway; and SEK 6 m (6) by the business in Finland. The business in Germany was sold on 1 January 2018 and is reported as discontinued operations.

According to Uniflex' assessment (based on information from the Swedish Staffing Agencies (Sw. *Bemanningsföretagen*), the Swedish business areas in which Uniflex primarily operates grew by approximately 14 per cent compared to the same period in 2016. During the corresponding period, Uniflex grew by 3 per cent in Sweden. Uniflex' goal is to grow faster compared to the market.

Of the revenue generated in Sweden during the quarter, the blue-collar segment accounted for 75 (63) per cent, while the white-collar segment accounted for 25 (37) per cent.

Earnings

The first quarter

Operating profit amounted to SEK 5.6 m (7.1) and profit after financial items amounted to SEK 7.1 m (6.9). This yields an operating margin of 2.0 per cent (2.6) and a profit margin of 2.5 per cent (2.5). The business in Sweden generated an operating profit of SEK 5.1 m (7.8); the business in Norway SEK 0.4 m (-0.8); and the business in Finland SEK 0.1 m (0.2). Uniflex' objective is to achieve an operating margin of 5 per cent. During the past five years, the operating margin in the continuing operations has averaged 2.8 per cent; see the diagram below.

Revenue and operating profit


SEK m
Revenue
Operating profit

Development, operating margin


%
Operating margin
Goal 5%
Average operating margin

Seasonal variations

Revenue is dependent on the number of workdays in the period, but also on the allocation between the months. The number of workdays during the year amounted to:

	Sweden	Norway	Finland
January - March	63 (64)	62 (64)	63 (64)
April -June	60 (59)	60 (59)	61 (60)
July - September	65 (65)	65 (65)	65 (65)
October - December	62 (63)	62 (63)	61 (62)
Full year	**250 (251)**	**249 (251)**	**250 (251)**

Share capital and capital structure

As of 31 March 2018, the share capital amounted to SEK 3,472,338, divided into 4,023,815 class A shares and 13,337,875 class B shares.

Dividend

The Board of Directors has to the annual general meeting proposed a dividend of SEK 1.65 per share for the financial year 2017, corresponding to a total dividend of approximately SEK 28.6 m and approximately 117 per cent of the profit for the year. Uniflex' objective is that dividends shall amount to at least 50 per cent of the group's profit for the year. A decision regarding the dividend will be taken at the annual general meeting on 23 April 2018.

Subscription warrants

Uniflex has an ongoing warrants programme, the 2015/2019 warrants programme, with 78,000 outstanding subscription warrants as of 31 March 2018, whereby each warrant carries an entitlement to purchase one share at a purchase price of SEK 32.50 during the period 1 June 2016 – 31 May 2019

For a further description of the warrants programme, reference is made to page 47 of the annual report for 2017.

Liquidity and financing

The Group's cash and cash equivalents as of 31 March 2018 amounted to SEK 57.3 m (74.0).

Uniflex has an overdraft facility of SEK 20 m (40). As of 31 March 2018 SEK 0.0 m (0.0) had been utilised.

Cash flow from operating activities for the period amounted to SEK 21.0 m (29.1), corresponding to SEK 1.21 (1.68) per share.

The equity/assets ratio as of 31 March 2018 amounted to 29.9 per cent (30.2). Uniflex' target is that the company's equity/assets ratio shall exceed 15 per cent.

Income tax

The tax expense for the group for the period amounted to SEK 1.3 m (1.9) and relates in its entirety to the Swedish business, thereby yielding an effective tax rate of 18 per cent (31). No tax effect has been taken into account on the earnings or the accumulated losses of the foreign subsidiaries.

Investments

The group's investments in non-current assets during the period amounted to SEK 0.0 m (0.0).

Employees

The average number of employees during the period, recalculated to FTEs, was 2,096 (2,184).

As of 31 March 2018 there were 2,837 employees (3,233).

The parent company

The parent company's business comprises providing leadership and management services to the group's subsidiaries. All employees in Sweden, with exception of the company's CEO Jan Bengtsson, are employed in Uniflex Sweden AB and its subsidiaries.

Events since the end of the reporting period

No significant events have occurred since the end of the reporting period.

Risks and uncertainty factors

Uniflex' business is affected by the state of the economy and general economic trends. Uniflex' significant risk and uncertainty factors include strong competition on the market, a downturn in the economy with general pressure on prices and access to personnel. Risk management in Uniflex is aimed at identifying, controlling and reducing these risks. Among other things, the company has a large portion of variable costs and a strong financial position. For a detailed description of risks and risk management, reference is made to pages 52-53 of the annual report for 2017.

Quarterly data Adjusted for discontinued operations	**Jan-Mar 2018**	**Oct-Dec 2017**	**Jul-Sep 2017**	**Apr-Jun 2017**	**Jan-Mar 2017**	**Oct-Dec 2016**	**Jul-Sep 2016**	**Apr-Jun 2016**
Revenue, SEK m	277,0	314,7	307,1	291,6	273,8	304,7	295,3	297,5
Operating profit, SEK m	5,6	12,8	14,2	2,4	7,1	8,0	11,6	6,6
Operating margin, %	2,0	4,1	4,6	0,8	2,6	2,6	3,9	2,2
Profit/loss after financial items, SEK m	7,1	12,6	14,4	2,0	6,9	8,1	13,0	7,4
Profit/loss for the period, SEK m	5,9	8,2	11,6	0,6	4,2	1,7	10,9	5,4
Earnings per share before and after dilution, SEK	0,34	0,47	0,67	0,03	0,24	0,10	0,63	0,31
Equity per share before and after dilution SEK	5,32	5,04	4,56	3,90	5,36	5,10	5,00	4,42
Cash flow per share before and after dilution, SEK	1,21	0,51	-0,56	-0,59	1,68	1,65	-1,13	-0,38

Consolidated income statement in brief

SEK m	Jan-Mar 2018	Jan-Mar 2017	Rolling 12 months 1704-1803	Full year 2017
Revenue	**277,0**	**273,8**	**1 190,3**	**1 187,1**
Staff costs	-262,4	-257,5	-1 118,5	-1 113,6
Other expenses	-9,0	-9,2	-36,9	-37,1
Depreciation and amortisation of assets	0,0	0,0	0,0	0,0
Operating profit	**5,6**	**7,1**	**34,9**	**36,4**
Profit/loss from financial investments	1,5	-0,2	1,2	-0,5
Profit/loss after financial items	**7,1**	**6,9**	**36,1**	**35,9**
Tax expense	-1,3	-1,9	-7,6	-8,2
Profit/loss for the period from continuing operations	**5,8**	**5,0**	**28,5**	**27,7**
Profit/loss for the period from discontinued operations	0,1	-0,8	-2,3	-3,2
Profit/loss for the period	**5,9**	**4,2**	**26,2**	**24,5**
Profit/loss for the period attributable to:				
Shareholders of the Parent	5,9	4,2	26,2	24,5
Non-controlling interests	0,0	0,0	0,0	0,0
Earnings per share before and after dilution, SEK				
From continuing operations	0,33	0,29	1,64	1,59
From discontinued operations	0,01	-0,05	-0,13	-0,18
Total earnings per share	**0,34**	**0,24**	**1,51**	**1,41**
Number of shares before and after dilution, average ('000)	17 362	17 362	17 362	17 362

Consolidated statement of comprehensive income

SEK m	Jan-Mar 2018	Jan-Mar 2017	Rolling 12 months 1704-1803	Full year 2017
Profit/loss for the period	**5,9**	**4,2**	**26,2**	**24,5**
Other comprehensive income				
Translation differences	-1,0	0,2	-0,8	0,4
Tax attributable to components in other comprehensive income	-	-	-	-
Total other comprehensive income for the period net after tax	**-1,0**	**0,2**	**-0,8**	**0,4**
Comprehensive income for the period	**4,9**	**4,4**	**25,4**	**24,9**
Comprehensive income for the period attributable to:				
Shareholders of the Parent	4,9	4,4	25,4	24,9
Non-controlling interests	0,0	0,0	0,0	0,0

Consolidated balance sheet in brief

SEK m	2018-03-31	2017-03-31	2017-12-31
Assets			
Property, plant and equipment	0,0	0,5	0,0
Deferred tax assets	0,4	0,3	0,4
Total non-current assets	*0,4*	*0,8*	*0,4*
Current receivables	251,1	232,9	270,1
Cash and cash equivalents	57,3	74,0	35,7
Assets held for sale	-	-	7,0
Total current assets	*308,4*	*306,9*	*312,8*
Total assets	**308,8**	**307,7**	**313,2**
Equity and liabilities			
Total equity	92,4	93,0	87,5
Current liabilities	216,4	214,7	222,0
Liabilities directly connected to assets held for sale	-	-	3,7
Total equity and liabilities	**308,8**	**307,7**	**313,2**

Consolidated statement of changes in equity in brief

SEK m	Jan-Mar 2018	Jan-Mar 2017	Full year 2017
Opening amount	**87,5**	**88,6**	**88,6**
Dividend	-	-	-26,0
Comprehensive income for the period	4,9	4,4	24,9
Closing amount	**92,4**	**93,0**	**87,5**

Consolidated cash flow statement in brief

SEK m	Jan-Mar 2018	Jan-Mar 2017	Full year 2017
Cash flow from operating activities before changes in working capital	0,2	2,6	21,0
Total change in working capital	20,8	26,5	-3,1
Cash flow from operating activities	**21,0**	**29,1**	**17,9**
Cash flow from investing activities	0,1	0,0	0,0
Cash flow from financing activities	0,0	0,0	-26,0
Cash flow for the period	**21,1**	**29,1**	**-8,1**
Cash and cash equivalents at start of period	36,5	45,0	45,0
Less cash and cash equivalents in discontinued operations	-0,8	-	-
Translation differences, cash and cash equivalents	0,5	-0,1	-0,4
Cash and cash equivalents at end of period	**57,3**	**74,0**	**36,5**
Less cash and cash equivalents in assets held for sale/discontinued operations	-	-2,1	-0,8
Cash and cash equivalents from continuing operations	**57,3**	**71,9**	**35,7**
Cash flow from discontinued operations is included with:	0,1	0,4	-1,0

Key ratios

SEK m	Jan-Mar 2018	Jan-Mar 2017	Full year 2017
Operating margin*, %	2,0	2,6	3,1
Profit margin*, %	2,5	2,5	3,0
Return on equity, % (rolling last 12 months)	32,0	25,7	29,9
Equity/assets ratio, %	29,9	30,2	27,9
Number of shares at end of period before and after dilution ('000)	17 362	17 362	17 362
Number of shares before and after dilution, average ('000)	17 362	17 362	17 362
Earnings per share before and after dilution, SEK	0,34	0,24	1,41
Equity per share at end of period before and after dilution, SEK	5,32	5,36	5,04
Cash flow per share before and after dilution at end of period, SEK	1,21	1,68	1,03
Average number of employees calculated as FTEs	2 096	2 184	2 377
Revenue per employee, SEK '000 (rolling last 12 months)	500	486	509

* Adjusted for discontinued operations.

Definitions of key ratios not defined in accordance with IFRS

Uniflex uses a number of alternative key ratios, also referred to as APM (Alternative Performance Measure) for conveying a fair view of Uniflex's results and financial position. Definitions of alternative performance measures used are presented below

Operating margin
Operating profit as a percentage of revenue
Profit margin
Profit before tax as a percentage of revenue
Average equity
Average of opening and closing balance of equity
Return on equity
Profit/loss after tax as a percentage of average equity
Equity/assets ratio
Equity as a percentage of total assets
Cash flow per share
Cash flow from operating activities per share
Revenue per employee
Revenue divided by the average number of full-time employees
Dilution
Effect of subscription warrants for CEO and group management

The parent company's income statement in brief

SEK m	Jan-Mar 2018	Jan-Mar 2017	Full year 2017
Revenue	**2,4**	**2,4**	**6,6**
Staff costs	-1,7	-1,8	-6,0
Other expenses	-0,7	-0,6	-2,9
Operating profit/loss	**0,0**	**0,0**	**-2,3**
Group contributions	-	-	17,0
Dividends from participations in subsidiaries	-	-	32,0
Interest and similar income	0,2	0,3	1,1
Impairment of financial assets	0,0	0,0	-12,4
Interest and similar expense	0,0	0,0	0,0
Profit/loss after financial items	**0,2**	**0,3**	**35,4**
Tax expense	0,0	0,0	-3,6
Profit/loss for the period	**0,2**	**0,3**	**31,8**

The parent company's statement of comprehensive income

SEK m	Jan-Mar 2018	Jan-Mar 2017	Full year 2017
Profit/loss for the period	**0,2**	**0,3**	**31,8**
Other comprehensive income			
Translation differences	-	-	-
Tax attributable to components in other comprehensive income	-	-	-
Total other comprehensive income for the period net after tax	**0,0**	**0,0**	**0,0**
Comprehensive income for the period	**0,2**	**0,3**	**31,8**

The parent company's balance sheet in brief

SEK m	2018-03-31	2017-03-31	2017-12-31
Assets			
Participations in group companies	10,1	14,9	11,3
Total non-current assets	*10,1*	*14,9*	*11,3*
Receivables from group companies	37,5	38,4	40,2
Current receivables	2,2	0,9	0,1
Cash and cash equivalents	2,6	0,3	0,9
Total current assets	*42,3*	*39,6*	*41,2*
Total assets	**52,4**	**54,5**	**52,5**
Equity and liabilities			
Equity	50,9	45,2	50,7
Liabilities to group companies	0,0	8,0	0,0
Current liabilities	1,5	1,3	1,8
Total equity and liabilities	**52,4**	**54,5**	**52,5**

Changes in the parent company's equity in brief

SEK m	Jan-Mar 2018	Jan-Mar 2017	Full year 2017
Opening amount	**50,7**	**44,9**	**44,9**
Dividend	-	-	-26,0
Comprehensive income for the period	0,2	0,3	31,8
Closing amount	**50,9**	**45,2**	**50,7**

Supplementary disclosure

Accounting principles

This interim report has, in respect of the group, been prepared in accordance with IAS 34 Interim financial reporting as well as applicable rules in the Annual Accounts Act and, in respect of the parent company, in accordance with the Annual Accounts Act and Recommendation RFR2 Reporting for legal entities, issued by the Swedish Financial Reporting Board.

Unless otherwise stated, the accounting principles applied for the group and the parent company conform to the accounting principles used when preparing the 2017 annual report and are to be read together therewith.

New accounting priciples 2018

New or revised IFRS or interpretation statements from IFRIC have had no material effect on the financial position, earnings or disclosures of the group or the parent company.

IFRS 9 Financial Instruments has, commencing 2018, replaced earlier standards with respect to financial instruments. Uniflex has analysed the effects of IFRS 9 and no material effect have been identified and therefore no adjustments have taken place regarding opening balances in 2018.

IFRS 15 Revenue from contracts with customers has, commencing 2018, replaced previous standards regarding revenue recognition. The new standard entails a control-based model for revenue recognition and Uniflex has analysed the effects of IFRS 15 and concluded that this will not result in any differences in either amounts or dates as to when revenue is recognised, and thus no adjustments have taken place regarding opening balances in 2018.

New IFRS and interpretations that have not yet entered into force

IFRS 16 Leases, replaces the existing standard IAS 17 Leases as from 2019. The current classification of operating and financial leases is replaced by a model in which assets and liabilities for all leases are to be reported in the balance sheet. Uniflex, which will not apply IFRS 16 prematurely, is currently analysing the effects of IFRS 16 by identifying the groups' leases.

Business segments

Uniflex' business operations cover three business segments: the geographical markets Sweden, Norway and Finland. During the first quarter SEK 0.2 m (0.2) was invoiced from Sweden to Norway and SEK 0.1 m (0.1) was invoiced from Sweden to Finland.

Revenue per business segment, SEK m	Jan-Mar 2018	Jan-Mar 2017	Full year 2017
Sweden	252,9	255,2	1 076,6
Norway	17,6	12,9	86,7
Finland	6,5	5,7	23,8
Germany	-	5,6	23,6
Total revenue	**277,0**	**279,4**	**1 210,7**
Less revenue from discontinued operations (Germany)	-	-5,6	-23,6
Revenue	**277,0**	**273,8**	**1 187,1**

Operating profit per business segment, SEK m	Jan-Mar 2018	Jan-Mar 2017	Full year 2017
Sweden	5,1	7,8	34,2
Norway	0,4	-0,8	1,6
Finland	0,1	0,2	0,6
Germany	-	-0,7	-2,9
Non-allocated parent company costs	0,0	-0,1	0,0
Less operating profit from discontinued operations (Germany)	-	0,7	2,9
0perating profit	**5,6**	**7,1**	**36,4**

Affilated companies

Uniflex has commerical dealings and also certain cooperation agreements with Poolia AB. All transactions between the parties take place on market terms. Uniflex' Chairman of the Board and largest shareholder Björn Örås is also Chairman of the Board and largest shareholder of Poolia AB, Dedicare AB and BroHof Golf AB.

Nomination committee

The nomination committee pending the 2018 annual general meeting, which comprises Hans Hedström (Carnegie Fonder AB), Caroline Örås and Björn Örås, with Hans Hedström as chairman of the nomination committee, has been composed by means of the Chairman of the Board, at the end of the third quarter, having invited the three largest shareholders in terms of votes, should they so desire, to each appoint a representative to constitute the nomination committee together with the Chairman of the Board.

Annual general meeting and future reports

The annual general meeting will be held at 2pm on 23 April 2018 at Uniflex's head office, Arenavägen 57, Stockholm-Globen.

Reports:

Interim report January-June 2018	13 July 2018, 7.25 am
Interim report January-September 2018	19 October 2018, 1.30 pm
Unaudited earnings for 2018	February 2019

Submission and attestation

The Board of Directors and the CEO attest that the interim report for the period January-March provides a fair view of the business, financial position and earnings of the parent company Uniflex AB and of the group and describes material risks and uncertainty factors facing the parent company and the companies included in the group.

Stockholm, 23 April 2018

Björn Örås
Chairman of the Board

Jenny Pizzignacco
Director

Eva Gidlöf
Director

Staffan Jufors
Director

Jan Bengtsson
Managing Director

This interim report has not been reviewed by the company's auditors.

The information in this interim report comprises such information that Uniflex AB (publ) is required to publicly disclose pursuant to the EU Market Abuse Regulation and the Securities Market Act. The information was submitted for publication, through the agency of the contact person set out below, at 1.30pm Central European Time on 23 April 2018.

Uniflex' contact persons:
Jan Bengtsson, CEO, tel. 08-555 368 10
Kent Thudén, CFO, tel. 08-555 368 50

Uniflex AB (publ)
Arenavägen 57
Box 7014
121 07 Stockholm-Globen

www.uniflex.se
Tel: 08-555 368 00
Fax: 08-555 368 01
Org nr: 556462-0887

Uniflex is an authorised staffing company providing temporary staffing, permanent placement and outplacement of personnel within the following business areas: industry, warehouse, building, electricity, administration, sales and customer service. Uniflex is listed on Nasdaq Stockholm, Small Cap and is represented in Sweden, Norway and Finland. Uniflex is a member of Almega Bemanningsföretagen and has collective agreements with LO, Unionen and Akademikerförbunden. Uniflex is certified in accordance with ISO 9001, ISO 14001 and OHSAS 18001.

TAX ISSUES IN SWEDEN

Certain tax issues relevant to Uniflex' shareholders following the Merger have been summarised below. The summary is based on currently applicable legislation and, unless otherwise stated, is intended solely as general information to shareholders who are taxable in Sweden with unlimited liability. The description is not intended to exhaustively address all tax issues which may arise in the context. For example, it does not address the special rules which may be applicable to shares acquired based on shares in closely-held companies. Nor does the description address the rules which, in certain cases, apply in the corporate sector regarding tax-exempt capital gains and dividends on shares held for business purposes. Nor does it address the rules applicable to shares owned by partnerships or which constitute trading stock in business operations. Special tax consequences that are not described below may arise also for other categories of shareholders, for example investment firms and investment funds. Each shareholder should consult with a tax advisor regarding the tax consequences that may arise as a consequence of the Merger, based on the shareholder's specific circumstances, for example as a consequence of foreign rules, tax treaties or any other special rules which may be applicable.

Tax consequences in conjunction with the merger

Natural persons

The shares in Uniflex are deemed sold when Uniflex is dissolved through the Merger. For a natural person who is domiciled or permanently living in Sweden, no taxable capital gain or deductible capital loss arises in conjunction with the sale pursuant to the rules regarding deferred taxation on exchanges of shares. The Poolia shares which are accepted as merger consideration are, instead, considered to be acquired at a price which corresponds to the acquisition cost for the sold shares in Uniflex. It may be noted that the actual exchange of shares does not need be reported in tax returns. On the other hand, a sale of shares in Poolia, including centralised sale of Fractions which are received as merger consideration, triggers capital gains taxation and must be reported in tax returns (see below "*Taxation upon sale of shares in Poolia*"). It should be noted that if a natural person moves to a country outside the European Economic Area (EEA) or is living permanently outside the EEA and the rules regarding deferred taxation upon exchanges of shares have been applied, capital gains which arise in conjunction with the exchange of shares must normally be reported for taxation (any capital loss is deducted).

Legal persons

The shares in Uniflex are deemed sold when Uniflex is dissolved through the Merger. However, for legal persons there is a possibility to claim a deferment of taxation on capital gains in accordance with the rules regarding deferment upon exchanges of shares.

Legal persons who wish to defer taxation on capital gains must report the capital gain in their tax return and present a claim for deferment of taxation. Calculation of capital gains takes place in accordance with the principles set forth below under "*Taxation upon sales shares in Poolia – General information*". Poolia intends to seek general advice from the Swedish Tax Agency regarding the market value of the received shares in Poolia at the time of the sale, once the Merger has been registered. Information regarding the value determined by the Swedish Tax Agency will be provided on Poolia's website, www.poolia.com or in another manner that Poolia deems appropriate. If deferment is granted, the capital gain will be determined by the Swedish Tax Agency in conjunction with taxation in the form of a deferment amount.

The deferment amount shall thereafter be allocated equally over the Poolia shares received as merger consideration.

Deferment cannot be granted for capital gains attributable to Fractions which are sold through the centralised sale. As a general rule, the deferment amount must be reported for taxation not later than when the received Poolia shares cease to exist or title thereto has passed to a third person. However, this does not apply if the received shares pass to a third person through a subsequent exchange of shares that satisfies the requirements for continued deferment. Capital gains must also be reported for taxation if the taxpayer, in its tax returns, requests that the deferment be reversed for taxation.

Taxation upon sale of shares in Poolia

General information

Capital gains taxation is triggered when a natural or legal person sells shares in Poolia that were received as merger consideration.

If a shareholder who applies the rules regarding either postponed taxation or an exchange of shares constituting grounds for deferment already owned shares in Poolia at the time of the Merger, or if such shareholder acquires shares in Poolia after the Merger, a special order of precedence is applied governing the order in which sales of shares in Poolia shall be deemed to have taken place:

1) shares in Poolia acquired prior to the Merger;

2) shares in Poolia acquired through the Merger; and

3) shares in Poolia acquired after the Merger.

Capital gains or capital losses are calculated as the difference between the compensation, after deduction of any selling expenses, and the acquisition cost (taxable acquisition value).

The acquisition cost is calculated in accordance with the so-called average method. This means that the acquisition cost is calculated as the average value of all securities of the same class and type, taking into consideration changes that have taken place in the holding. For listed shares, such as shares in Poolia, the acquisition as an alternative cost may be determined in accordance with the so called standard method, namely 20 per cent of the compensation received upon the sale following deduction of expenses in connection therewith.

Natural persons

A capital gain on listed shares is normally taxed as income from capital at a tax rate of 30 per cent.

Capital losses on listed shares and other listed securities may be deducted in full against taxable capital gains on such assets and on unlisted shares in Swedish companies and foreign legal persons.

In respect of losses on unlisted shares in Swedish companies and foreign legal persons, the right of set-off is limited to five-sixths against capital gains on such assets. If capital losses relate to both listed securities and unlisted shares, losses incurred on listed securities are deducted before losses on unlisted shares. Insofar as it has not been possible to deduct capital losses on listed securities or unlisted shares in Swedish companies and foreign legal persons in accordance with the above, the loss shall be deducted against other income from capital at a rate of 70 per cent or five-sixths of 70 per cent respectively.

Where a deficit arises in the category 'income from capital', a tax reduction is allowed from the tax on income from employment and business activities as well as property tax and municipal property charges. Such tax reduction is granted at a rate of 30 per cent of the part of the deficit which does not exceed SEK 100,000 and 21 per cent of the remainder. Deficits cannot be carried over to subsequent tax years.

Legal persons

Shares received in Poolia are deemed acquired at a price corresponding to the market value at the time of acquisition. Poolia intends to seek general advice regarding that value from the Swedish Tax Agency. Information about the value determined by the Swedish Tax Agency will be provided on Poolia's website www.poolia.com, or in a manner Poolia otherwise deems appropriate. Where deferment of taxation on capital gains is granted in accordance with the above, the granted deferment amount shall be reported for taxation upon sale of shares in Poolia that have been received as merger consideration.

For limited liability companies and other legal persons, capital gains on shares are normally taxed as income from business operations at a tax rate of 22 per cent. Deductible capital losses on shares can only be deducted against capital gains on shares and other securities. Provided certain conditions are fulfilled, such capital losses may, however, also be set off against capital gains within the same group on shares and other securities, if there is a right of group contributions between the companies. Capital losses on shares and other securities that cannot be utilised in a particular tax year may be saved and deducted against capital gains on such assets during subsequent tax years without limitation in time.

Dividends

Dividends from Poolia are normally taxed at 30 per cent as income from capital for natural persons and at 22 per cent as income from business operations for limited liability companies. For natural persons resident in Sweden, 30 per cent preliminary tax at source is withheld on the dividend. The preliminary tax at source is normally withheld by Euroclear or, in the case of nominee-registered shares, by the nominee.

Shareholders with limited tax liability in Sweden

Shareholders with limited tax liability in Sweden who do not conduct business operations from a permanent establishment in Sweden are normally not taxed in Sweden upon sales of shares. Thus, the Merger will normally not trigger any Swedish capital gains taxation for such shareholders and the merger consideration will also not normally be subject to Swedish withholding tax. However, such shareholders may be subject to taxation in their country of domicile.

A natural person who is not resident or living permanently in Sweden can, upon sales of shares and other securities, become subject to capital gains taxation in Sweden if, on any occasion during the calendar year in which the sale takes place or during the preceding 10 calendar years, he or she was resident or living permanently in Sweden (see also "*Tax consequences in conjunction with the merger*" above). However, such taxation may be restricted through an applicable tax treaty between Sweden and the taxpayer's country of domicile.

For taxpayers with limited tax liability in Sweden who receive dividends on shares in a Swedish limited liability company, Swedish withholding tax is normally charged. The withholding tax rate is 30 per cent. However, the tax rate is generally reduced through tax treaties for the avoidance of double taxation. In Sweden, deductions for withholding tax are normally carried out by Euroclear or, in the case of nominee-registered shares, the nominee.

DEFINITIONS

The Companies Act	The Swedish Companies Act (2005:551).
Euroclear	Euroclear Sweden AB.
Fairness Opinion	Depending on the context, the fairness opinion issued by SEB Corporate Finance or BDO Corporate Finance, to the Board of Director's of Poolia or Uniflex, respectively.
Fractions	Fractions of class B shares in Poolia, which do not carry an entitlement to a whole class B share in Poolia as merger consideration.
The Merger	The merger between Poolia and Uniflex in accordance with the Merger Plan.
The Merger Plan	The merger plan adopted by the Boards of Directors of Poolia and Uniflex on 4 June 2018.
IFRS	International Financial Reporting Standards as adopted by the EU.
The Code	The Swedish Corporate Governance Code.
SEK million	Millions of Swedish kronor.
Poolia, the Company or **the Group**	Poolia AB (publ) or, depending on the context, the group of which Poolia AB (publ) is the parent company.
Merged Company	The merged company which will be the result of the Merger.
SEB	Skandinaviska Enskilda Banken AB (publ).
Securities Act	The U.S. Securities Act 1933 as amended.
SEK	Swedish kronor.
Takeover rules	Takeover rules for Nasdaq Stockholm and Nordic Growth Market NGM, issued by the Swedish Corporate Governance Board.
Uniflex	Depending on the context, Uniflex AB (publ) or the group of which Uniflex AB (publ) is the parent company.

For definitions of certain financial key ratios, see the section "*Information about Poolia- Financial information in brief – Financial definitions*".

ADDRESSES

Poolia AB (publ)

Visiting address:
Kungsgatan 57 A
101 24 Stockholm

Postal address:
Box 207
101 24 Stockholm
Telephone: +46 8 555 650 00

Uniflex AB (publ)

Visiting address:
Arenavägen 57
121 07 Stockholm-Globen

Postal address:
Box 7014
121 07 Stockholm-Globen
Telephone: +46 8 555 368 00

Skandinaviska Enskilda Banken AB (publ)

Visiting and postal address:
Kungsträdgårdsgatan 8
106 40 Stockholm

Advokatfirman Hammarskiöld & Co AB

Visiting address:
Norra Bankogränd 2
111 30 Stockholm

Postal address:
Box 2278
103 17 Stockholm

Deloitte AB

Visiting and postal address:
Rehnsgatan 11
113 79 Stockholm

Grant Thornton Sweden AB

Visiting address:
Sveavägen 20
111 57 Stockholm

Postal address:
Box 7623
103 94 Stockholm

Merger plan

The Board of Directors of the limited liability company Poolia AB (publ), registration number 556447-9912 ("Poolia"), with its registered office in Stockholm and the Board of Directors of Uniflex AB (publ), registration number 556462-0887 ("Uniflex"), with its registered office in Stockholm, have agreed upon a merger between Poolia and Uniflex pursuant to Chapter 23, Section 1 of the Swedish Companies Act (2005:551) (the "Merger"). The Merger shall be carried out by way of absorption, with Poolia as the transferee company and Uniflex as the transferor company.

For this reason, the Boards of Directors of Poolia and Uniflex have prepared the following joint merger plan (the "Merger Plan").

1. Background and rationale for the Merger

Background
Poolia and Uniflex operate within the staffing industry offering temporary staffing and permanent placement services and were part of the same group until 2004. Poolia offers temporary staffing and permanent placement of white collar staff while Uniflex mainly offers temporary staffing of blue collar staff. Despite the differences in the service offerings and segments, the companies operate to a large extent towards the same customer target group. The companies therefore supplement each other well and a combined Poolia and Uniflex will be able to offer its customers a complete offering of services, which has become an increasingly important factor, especially for larger customers. At the same time, Poolia and Uniflex can retain the benefits of their respective brands, skills and strategic focus.

The Boards of Directors of Poolia and Uniflex[1] have investigated the prerequisites for a merger between the companies and believe that this would bring mainly the following benefits for the shareholders of each company:

Strengthened competitiveness and revenue synergies
A merger between Poolia and Uniflex enables a close cooperation in a number of areas to strengthen the competitiveness. One such area is enhanced sales capabilities and increased upselling to existing customers, especially large customers under framework agreements. Furthermore, there is potential for penetrating local markets, for example by taking advantage of offices at locations where only one of the companies is present today. A nationwide presence in Sweden strengthens the position in procurements, both in the private and public sectors. The Merger also enables increased efforts in digitalising the operations.

Increased cost efficiency
The Merger is also expected to entail benefits from economies of scale and cost synergies. These are expected to primarily consist of reduced costs associated with listing, finance, accounting, central administration, management and Board of Directors as well as other central costs.

More attractive workplace
Employees are, together with the customer base, by far the most important asset of Poolia and Uniflex. The Boards of Directors of Poolia and Uniflex are of the opinion that a merged company creates a stronger base, greater focus on an increased ability to grow with a broader customer offering and increased geographical coverage. Thereby increased resources for development and career opportunities for the personnel will be created. Retained market organisations and brands also ensure stability for both customers and employees.

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[1] Björn Örås and Jenny Pizzignacco have, given their shareholding in both Uniflex and Poolia, chosen to abstain from participating in Uniflex' Board of Directors' handling of and decision regarding the Merger Plan (and documents pertaining thereto).

More attractive investment alternative

With a combined market capitalisation of approximately SEK 570 million, calculated as per 1 June 2018, and a clear logic behind the Merger, the merged company is expected to create an investment alternative which attracts increased interest among investors. The merged company's shares of class B will continue to trade on Nasdaq Stockholm.

In the light of the above, the Boards of Directors of Poolia and Uniflex are of the opinion that the Merger creates a company with an attractive customer offering, stronger market position and increased competitiveness, creating benefits for both companies' customers and personnel as well as their shareholders.

Choice of combination method

The boards of directors of Poolia and Uniflex are of the opinion that the combination should be carried out as a statutory merger of the companies in accordance with the Swedish Companies Act, whereby both companies' shareholders are given the opportunity to approve the combination at an extraordinary general meeting of each company. The Boards of Directors consider a merger to be an appropriate manner for two companies to combine when the intention, as in this case, is that the terms of the combination in general are not to entail any transfer of value from one company to another or between the companies' shareholders. Both Boards of Directors are actively participating in the merger process.

The extraordinary general meetings of Poolia and Uniflex will be held on 26 July 2018.

2. The determination of the exchange ratio for the merger consideration and circumstances relevant for assessing the appropriateness of the Merger

The Boards of Directors of the two companies have taken several factors into account when determining a fair exchange ratio for the shareholders of both Poolia and Uniflex. The exchange ratio is primarily based on the share prices of the companies' shares of class B during different time periods leading up to the announcement as well as a valuation of the companies based on each company's earnings ability and valuation multiples for comparable listed companies.

The Boards of Directors of Poolia and Uniflex consider the Merger to be beneficial for the companies and their respective shareholders. Both Boards of Directors also consider the exchange ratio to be fair and this opinion is supported by so called Fairness Opinions obtained from financial advisors.

Poolia's Board of Directors has obtained a Fairness Opinion regarding the exchange ratio from SEB Corporate Finance and Uniflex' Board of Directors has obtained a corresponding opinion from BDO. SEB Corporate Finance opines in its opinion to the Board of Directors of Poolia, dated 3 June 2018, reflecting their opinion on that date, and based on the considerations made therein, that the exchange ratio is fair from a financial perspective for Poolia's shareholders. BDO opines in its opinion to the Board of Directors of Uniflex, dated 3 June 2018, reflecting their opinion on that date, and based on the considerations made therein, that the exchange ratio is fair from a financial perspective for the shareholders of Uniflex.

Based on Poolia's volume weighted average share price during the last month preceding 1 June 2018, which was the last trading day prior to the announcement of the Merger, the exchange ratio represents a premium of 0.8 percent compared to the volume weighted average share price in Uniflex during the same period. Based on Poolia's volume weighted average share price during the last ten trading days preceding 1 June 2018, the exchange ratio represents a premium of 1.2 percent compared to the volume weighted average share price in Uniflex during the same period. Based on the closing share price of Poolia on 1 June 2018, the exchange ratio represents a discount of 3.7 percent compared to the closing share price of Uniflex on the same day.

The Boards of Directors' joint assessment is that the minor deviation of the exchange ratio from the closing share price, as described above, is justified given the Boards of Directors' assessment of the companies' value based on various valuation methods, the volume weighted average share price during the last six months as well as taking into account a relatively low liquidity in the trading in the companies' shares of class B on Nasdaq Stockholm.

The shares of class A in Poolia and Uniflex, respectively, are not subject to listing.

3. Merger consideration, etc.

Poolia shall pay the merger consideration to Uniflex' shareholders in accordance with what is stated below.

Merger consideration
The merger consideration will consist of new shares of class A and class B in Poolia.

A share of class A in Uniflex entitles the holder to receive merger consideration in the form of 1.7 new shares of class A in Poolia. A share of class B in Uniflex entitles the holder to receive merger consideration in the form of 1.7 new shares of class B in Poolia. A shareholder in Uniflex holding one hundred shares of class A will thus receive one hundred seventy shares of class A in Poolia. A shareholder in Uniflex holding one hundred shares of class B will thus receive one hundred seventy shares of class B in Poolia.

Fractions
Only whole shares in Poolia will be paid as merger consideration to the shareholders of Uniflex. Poolia and Uniflex will instruct SEB to aggregate all fractions of shares of class B in Poolia ("Fractions") which do not entitle the holder to a whole share of class B in Poolia as merger consideration and thereafter sell these shares on Nasdaq Stockholm. The settlement of the sale proceeds from the sale of the shares that correspond to the Fractions will be performed by SEB and the sale proceeds will thereafter be paid to those entitled thereto in proportion to the value of the Fractions held by them immediately prior to the sale. This payment shall at the latest be made ten banking days after the sale of the Fractions.[2]

Share issue
The issue of new shares in Poolia shall be approved by the shareholders of Poolia at the extraordinary general meeting which will also resolve upon, *inter alia*, the matter of approval of the Merger Plan.

The shares of Poolia which shall be issued as merger consideration shall entail a right to dividends for the first time on the first dividend record date that occurs subsequent to the shares having been registered with the Swedish Companies Registration Office (the "SCRO").

The share capital of Poolia, amounting to SEK 3 424 339, will as a result of the Merger increase with approximately SEK 5 902 975 to a maximum amount of SEK 9 327 374, by the issuance of a maximum of 6 840 485 new shares of class A and a maximum of 22 674 387 new shares of class B.

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[2] Should the aggregate amount of the Fractions equal a full number of whole shares, Poolia will provide the corresponding amount in cash, i.e. a maximum of an amount corresponding to the average sale proceeds for one share at the sale described.

The amount of shares in Poolia, before and after the Merger, follows from the table below.

	Shares of class A	Shares of class B	Total
Number of shares in Poolia	4 023 815	13 098 181	17 121 996
Newly issued shares in Poolia (1.7 new shares in Poolia for each share in Uniflex)[3]	6 840 485	22 674 387	29 514 872
Total	10 864 300	35 772 568	46 636 868

4. Settlement of the merger consideration

The shareholders which are registered in Uniflex' share register on the day of the SCRO's registration of the Merger are entitled to receive merger consideration (see further below under section "The implementation of the Merger").

Unless otherwise stated below, the merger consideration shall be settled (paid) through Euroclear Sweden AB registering the relevant number of shares in Poolia in the securities account of each party duly entitled thereto following the registration of the Merger with the SCRO. Simultaneously, such party's shareholdings in Uniflex shall be deregistered from the same account.

The settlement of the sale proceeds from the sale of the Fractions, as described above, will be performed by SEB. The settlement shall be performed at the latest ten banking days after such sale.

If the shares in Uniflex are pledged at the time of the settlement of the merger consideration, settlement shall be made to the pledge holder. If the shares in Uniflex are registered with a nominee, settlement shall be made to the nominee.

Registration of the Merger is expected to occur in October 2018.

5. Pre-merger undertakings

Poolia and Uniflex have undertaken to, until the day of the registration of the Merger with the SCRO, carry on their respective business operations in a customary manner. Further, Poolia and Uniflex have undertaken not to, without prior written consent of the other company:

a) decide on, or pay any dividend or other distribution to shareholders;
b) issue shares or other securities (with the exception of the newly issued shares which shall constitute merger consideration);

c) acquire, dispose or agree to acquire or dispose any material shareholdings, operations or assets;
d) enter into or amend any material contracts or other arrangements or incur any material additional indebtedness, other than in the respective company's ordinary course of business; or

[3] The total value of the issued shares in Poolia amounts to approximately SEK 351 million, based on the closing share price per 1 June 2018, which was the last trading date prior to the disclosure of the Merger.

e) amend the articles of association, with the exception of amendments which are a part of the implementation of the Merger.

The parties also undertake to take all necessary actions required in order to complete the combination on the terms set out in the Merger Plan.

6. Conditions for the Merger

The implementation of the Merger is conditional upon:

1. that a shareholders' meeting in Poolia approves the Merger Plan, approves the board of directors' decision regarding issuance of the consideration shares for the Merger, resolves upon the amendments of the articles of association which are a part of the implementation of the Merger and resolves upon the appointment of a new Board of Directors to accede in connection with the Implementation (as defined in section 7 below);
2. that a shareholders' meeting in Uniflex approves the Merger Plan;
3. that all permits and approvals of the authorities that are necessary for the Merger have been obtained on terms that are acceptable for Poolia and Uniflex, in the opinion of each respective Board of Directors;
4. that Nasdaq Stockholm has admitted the shares of class B in Poolia that constitute merger consideration to trading on Nasdaq Stockholm;
5. that the Merger is not in whole or in part made impossible or materially impeded as a result of legislation, court rulings, decisions by public authorities or similar; and
6. that neither Poolia nor Uniflex is in breach of its undertakings pursuant to items (a) and (b) in the section "Pre-merger undertakings" above prior to the day of the registration of the Merger with the SCRO, and that neither Poolia nor Uniflex is in breach of its undertakings pursuant to items (c), (d) and (e) in the section "Pre-merger undertakings" above prior to the day of the registration of the Merger with the SCRO in such way that it has materially affected the Merger or the contemplated merged company, in a negative manner.

If the conditions for the implementation of the Merger set out in this section have not been satisfied and the Implementation (as defined in section 7) has not taken place on or before 31 December 2018, the Merger will not be implemented and this Merger Plan shall cease to have any further effect, however the Merger will only be discontinued and the Merger Plan shall only cease to have any further effect, to the extent permitted by applicable law, if the non-satisfaction is of material importance to the Merger or the merged company. The boards of directors reserve the right to jointly waive, in whole or in part, one, several or all of the conditions above.

The boards of directors shall, subject to applicable law, be entitled to jointly decide to postpone the last date for fulfilment of the conditions for the implementation of the Merger from 31 December 2018 to a later date.

7. The implementation of the Merger

Planned registration of the Merger

Subject to the fulfilment of the conditions for the Merger set out in section 6 above, the Merger will take effect for legal purposes as of the date when the SCRO registers the Merger (the "Implementation"). Taking into consideration, *inter alia*, the time required for the registration process with the SCRO, the date for such registration is expected to occur in October 2018. The companies will announce the date on which the SCRO will register the Merger at a later stage.

Planned date for the dissolution of Uniflex

Uniflex will be dissolved and its assets and liabilities transferred to Poolia in connection with the Implementation.

The last day of trading in Uniflex' shares is expected to be three (3) trading days prior to the date of the Implementation.

Listing of the newly issued shares constituting merger consideration

Poolia will apply for admission to trading of the new shares of class B to be issued by Poolia as merger consideration for shares of class B in Uniflex on Nasdaq Stockholm and the first day of trading in such new shares is estimated to be the first trading day following the Implementation.

8. Due diligence

In connection with the preparations for the Merger, the companies have conducted limited due diligence reviews of confirmatory nature of certain business, financial and legal information relating to Poolia and Uniflex, respectively.

During the due diligence reviews, no other information that had not previously been disclosed and which could constitute inside information in relation to Poolia or Uniflex was shared.

9. Holders of securities with special rights

As a part of an incentive programme for management, key employees and board members, Uniflex has issued a total of 85 000 warrants in accordance with a decision made at an annual general meeting held on 22 April 2015 (the "Warrants"). As of the date of the Merger Plan, Uniflex has 78 000 outstanding Warrants. The Warrants have been offered at market terms.

During the period from 1 June 2016 until 31 May 2019, each Warrant entitles the holder thereof to subscribe for one new share of class B in Uniflex at a subscription price of SEK 32.50.

Holders of Warrants, whose rights have not expired or lapsed at the time of the approval of the Merger Plan by the extraordinary general meeting in Uniflex, will be offered participation in a new, corresponding incentive programme in Poolia on materially the same terms and of substantially the same economic value.

Apart from the above, there are no outstanding warrants, convertibles or other financial instruments with special rights in Poolia or Uniflex.

10. Fees etc. in connection with the Merger

No special fees or other benefits, within the meaning of the Swedish Companies Act, shall be paid to any board member or chief executive officer of Poolia or Uniflex. Fees to the auditors of Poolia and Uniflex relating to their statements concerning the Merger Plan and their review of the information document and press releases shall be paid in accordance with approved invoices.

11. Other

The chief executive officer of Poolia and the chief executive officer of Uniflex shall have the right to jointly make the minor adjustments to the Merger Plan which may be deemed necessary in connection with the registration of the Merger Plan with the SCRO or for Euroclear Sweden AB's handling in connection with the settlement of the merger consideration.

The following documents are attached to the Merger Plan:

1. Poolia's financial statements for the fiscal years 2015, 2016 and 2017.
2. Uniflex' financial statements for the fiscal years 2015, 2016 and 2017.
3. The auditors' statements pursuant to Chapter 23, Section 11 of the Swedish Companies Act.

Separate signature pages are enclosed to the merger plan

Signature page of the Merger Plan prepared by the Boards of Directors of Poolia AB (publ) and Uniflex AB (publ) in Stockholm on 4 June 2018.

Poolia AB (publ)

Björn Örås (Chairman)	Dag Sundström
Anna Söderblom	Lennart Pihl
Azita Shariati	

Uniflex AB (publ)

Eva Gidlöf	Staffan Jufors
Henrik Källén	

AUDITOR'S STATEMENT CONCERNING MERGER PLAN PURSUANT TO CHAPTER 23, SECTION 11 OF THE COMPANIES ACT (2005:551)

Auditor's statement pursuant to Chapter 23, section 11, of the Swedish Companies Act regarding a merger plan

To the Board of Directors of Poolia AB (publ), reg. no. 556447-9912 and the Board of Uniflex AB (publ), reg. no. 556462-0887. We have reviewed the merger plan dated June 4th, 2018.

The Boards of Directors responsibility for the merger plan
The Boards of Directors of Poolia AB (publ) and Uniflex AB (publ) are responsible for the preparation and fair presentation of the merger plan in accordance with the Swedish Companies Act, and for such internal control as the Boards of Directors determine is necessary to enable the preparation of the merger plan that is free from material misstatement, whether due to fraud or error.

Auditor's responsibility
We have conducted our review in accordance with Recommendation RevR 4 issued by FAR (the Swedish professional institute for accountants and auditors) regarding Reviews of merger plans. This recommendation requires that we comply with ethical requirements and plan and perform the review to obtain limited assurance about whether the report is free from material misstatement. The firms applies ISQC 1 (International Standard on Quality Control) and accordingly maintains a comprehensive system of quality control including documented policies and procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements. We are independent of Poolia AB (publ) and Uniflex AB (publ) in accordance with professional ethics for accountants in Sweden and have otherwise fulfilled our ethical responsibilities in accordance with these requirements.

The review involves performing procedures to obtain evidence about the amounts and disclosures in the merger plan, methods used for valuation purposes, determination of the merger consideration and the risks for the creditors not receiving full payments for their claims. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the annual accounts, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the preparation and fair presentation of the merger plan in order to design review procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. The review has been limited to a general review of the board of directors' report including supporting information to the report and discussions with management. Therefore, our statement is based on limited assurance compared to an audit. We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our statement.

Statements
Based on our review, no circumstances have come to our attention which gives us reason to believe that

- applied valuation methods are inappropriate,
- the merger consideration and the basis for its allocation has not been determined in a correct manner or that the merger plan in any other way does not fulfil the requirements of the Swedish Companies Act
- the merger would result in a risk that claims described in the merger plan and held by creditors of Poolia AB (publ) (the acquiring company) would not be paid.

Other information

As stated in the merger plan, Poolia AB (publ) is the acquiring company, while Uniflex AB (publ)'s assets and liabilities shall be acquired by Poolia AB (publ).

The compensation to the shareholders of Uniflex AB (publ) is paid solely in shares in Poolia AB (publ). As stated in the merger plan, the exchange ratio has been determined to 1:1,7, so that each share in Uniflex AB (publ) with a par value of SEK 0.20 entitles to 1,7 shares in Poolia AB (publ) a par value of SEK 0.20. At this ration, the share capital of Poolia AB (publ) is, after the merger, as follows:

Share capital in Poolia AB (publ) before the merger	3 424 399 SEK
Consideration to the shareholders of Uniflex AB (publ) through shares in Poolia AB (publ) with a ratio of 1:1,7	5 902 975 SEK
Share capital after the merger	9 327 374 SEK

The boards of directors of the merging companies have determined the share exchange ratio based on several factors. The exchange ratio is primarily based on the stock prices of the B shares in the companies during different periods prior to the publication and valuation of the companies based on the company's earnings ability and valuation multiples for listed comparable companies.

The Board's overall assessment is that the lesser deviation of the exchange relationship from the last paid share prices is justified given the boards' assessment of the company's value based on different valuation methods, the average volume-weighted share prices over the past six months, and considering a relatively low liquidity in the trading of the company's B shares on Nasdaq Stockholm. To underpin the valuation and the applied exchange ratio, the board of directors of Poolia AB (publ) has obtained a fairness opinion by SEB Corporate Finance dated, supporting that the consideration paid for the shares in Poolia AB (publ) is fair from a financial perspective. Uniflex AB (publ) has obtained corresponding fairness opinion by BDO, supporting that the consideration paid for the shares in Uniflex AB (publ) is fair from a financial perspective.

Stockholm June 4th, 2018

Auditors of Poolia AB (publ):

Deloitte AB

Daniel de Paula

Authorized public accountant

Auditors of Uniflex AB (publ):

Grant Thornton Sweden AB

Mia Rutenius

Authorized public accountant

Exhibit 99.2

UNIFLEX AB

ÅRSREDOVISNING 2017

UNIFLEX
BEMANNING

INNEHÅLLSFÖRTECKNING

EKONOMISK INFORMATION 2018

Delårsrapport, januari–mars	23 april, klockan 13:30
Årsstämma för verksamhetsåret 2017	23 april, klockan 14:00
Delårsrapport, april–juni	13 juli, klockan 07:25
Delårsrapport, juli–september	19 oktober, klockan 13:30
Bokslutskommuniké för 2018	februari, 2019

ÖVRIGT

ISIN-kod	SE0001283607
Kortnamn på Nasdaq Stockholm Small Cap	UFLX
LEI-kod	549300TTY4FKR1MRMC20

UNIFLEX HISTORIK I KORTHET

2002	Uniflex etableras som ett självständigt dotterbolag i Poolia-koncernen. Uniflex fokuserar på industri, lager och kontor.
2004	Uniflex utskiftas från Poolia och noteras på First North.
2005	Uniflex kvalitetscertifieras enligt ISO 9001 samt miljöcertifieras enligt ISO 14001.
2006	Uniflex noteras på Stockholmsbörsens nordiska lista.
2010	Uniflex etablerar ett dotterbolag i Oslo, Norge.
2011	Uniflex startar ett dotterbolag i Helsingfors, Finland.
2011	Uniflex arbetsmiljöcertifieras enligt OHSAS 18001.
2013	Uniflex startar ett dotterbolag i Tyskland.
2013	Uniflex förvärvar omställningsbolaget Utvecklingshuset.
2014	Uniflex ändrar strategin från lägst pris till rätt pris.
2017	Uniflex säljer det tyska dotterbolaget för att fokusera på Sverige, Norge och Finland.

UNIFLEX I KORTHET

UNIFLEX BEMANNAR INDUSTRI, LAGER, BYGG OCH KONTOR

- Uniflex är ett Auktoriserat bemanningsföretag som arbetar med uthyrning, rekrytering och omställning av personal inom yrkesområdena industri, lager, bygg, el, administration, försäljning och kundservice.
- Uniflex är noterat på Nasdaq Stockholm, Small Cap, och finns i Sverige, Norge och Finland.
- Uniflex är medlem i Almega Bemanningsföretagen och har kollektivavtal med LO, Unionen och Akademikerförbunden.
- Uniflex är kvalitets-, miljö- och arbetsmiljöcertifierat.
- Inom de yrkesområden Uniflex arbetar är ambitionen att erbjuda marknaden rätt pris på bemanningstjänster.
- Den 1 januari 2018 fanns Uniflex på runt 40 orter i Sverige, 5 orter i Norge och 2 orter i Finland.
- Vid årsskiftet hade Uniflex 3 178 anställda, varav 2 923 i Sverige, 176 i Norge och 78 i Finland.
- Totalt omsatte de yrkesområden som Uniflex är verksamt inom cirka 16,9 miljarder kronor i Sverige 2017. Uniflex andel var 6,4 procent.

UNIFLEX LEDSTJÄRNOR

- Affärsfokus – Vi skapar kundanpassade lösningar som ger långsiktiga affärsfördelar både för våra kunder och oss.
- Engagemang – Vi gör alltid vårt bästa och ger det lilla extra.
- Glädje – Vi ska ha ett positivt arbetsklimat och det ska vara roligt att arbeta hos oss.
- Ansvarstagande – Vi ska ha en god affärsetik, vi står för vad vi gör och vi håller vad vi lovar.

FINANSIELL UTVECKLING OCH STÄLLNING

- Omsättningen ökade med 3 procent under 2017 till 1 187MSEK (1 155).
- Rörelsemarginalen under 2017 uppgick till 3,1 procent (2,6).
- Per den 31 december 2017 uppgick de likvida medlen till 35,7 MSEK (45,0) och soliditeten till 27,9 procent (28,8).

UTVECKLING I SAMMANDRAG

	2017	2016	2015	2014	2013
Omsättning, MSEK	1 187	1 155	1 251	1 141	1 362
Rörelseresultat, MSEK	36,4	29,6	46,5	25,8	28,3
Rörelsemarginal, %	3,1 %	2,6 %	3,7 %	2,3 %	2,1 %
Antal årsanställda, genomsnitt	2 354	2 401	2 675	2 489	3 025



FÖRBÄTTRAT UTFALL PÅ ALLA MARKNADER

Under det gångna året har både omsättning och resultat förbättras för våra verksamheter i Sverige, och Finland. I Norge är omsättningen i stort sett oförändrad, men rörelseresultatet har ökat kraftigt. Samtidigt har vi sålt vår förlustbringande verksamhet i Tyskland. Det gör att vi nu 2018 kan fokusera på att få våra kvarvarande och vinstgivande marknader att växa.

I vår svenska verksamhet har vi tagit marknadsandelar inom yrkesområdena industri och logistik. Det är en väg vi avser att fortsätta på under året. På tjänstemannasidan har vi tyvärr tappat marknadsandelar. Det beror på att vi inom tjänstemannaområdet framförallt tillhandahåller personal inom kundservice, där lönerna är lägre. I den rådande högkonjunkturen är det därför svårt att hitta och behålla dessa konsulter. Vi kommer under året att öka våra ansträngningar inom kundservice för att inte tappa mer marknadsandelar där.

I Norge har rörelseresultatet ökat och under årets sista kvartal ökade även omsättningen. Det beror dels på att vi lyckats bra i vår säljsatsning och dels på att den norska ekonomin förbättrats inom de sektorer vi är verksamma. Ambitionen i Norge för 2018 är att fortsätta växa och att börja närma oss vårt resultatmål på 5 procent rörelsemarginal.

I den finska verksamheten behöver vi bli större och vi utökade verksamheten under slutet av 2018 med ett andra kontor. Det ligger i Österbotten och vi ser goda möjligheter till tillväxt både här och vid vårt första kontor som ligger i Helsingfors.

Den tyska verksamheten är nu såld och vi har blivit av med en förlustkälla. Det ihop med våra fortsatta satsningar på försäljning och effektivisering av verksamheten med digitala hjälpmedel gör att jag ser fram emot ett spännande år.

Utöver de sedvanliga affärsmässiga utmaningarna finns det närmsta tiden även en del andra utmaningar för oss. Jag tänker då framförallt på en del lagändringar som kommer genomföras. Den tyngsta är GDPR som i vissa delar innebär en belastning för vår verksamhet. Det finns även vinningar med den lagen för oss, men eftersom vi hanterar stora mängder personuppgifter riskerar vårt arbete att bli mer tungrott.

Avslutningsvis vill jag tacka alla våra medarbetare för fantastiska insatser under året och alla våra, kunder och andra intressenter för ett gott samarbete. Jag ser fram emot ett spännande och givande 2018 tillsammans med er.

Jan Bengtsson
Verkställande direktör

AFFÄRSIDÉ, MÅL OCH STRATEGIER

AFFÄRSIDÉ

Vi ska vara bäst på att förse företag och organisationer med den kompetens som tillfälligt eller permanent tillgodoser deras behov inom vår nisch.

FINANSIELLA MÅL

Tillväxt

Uniflex har målsättningen att organiskt växa snabbare än marknaden inom de yrkesområden där bolaget är verksamt.

Lönsamhet

Uniflex har som målsättning att rörelsemarginalen över en konjunkturcykel i genomsnitt skall uppgå till fem procent.

Soliditet

Uniflex styrelse har uppfattningen att Uniflex skall ha en stark kapitalbas och att bolagets tillväxt huvudsakligen skall finansieras med eget kapital. Mot bakgrund av detta anser Uniflex att bolagets soliditet skall överstiga 15 procent.

Utdelningspolicy

Uniflex mål för utdelning är att den ska överstiga 50 procent av årets vinst.

STRATEGIER

Uniflex strategi kan sammanfattas i följande huvudpunkter:

Rätt pris

Rätt pris innebär att Uniflex erbjuder kunder som köper mycket ett lägre pris än de som köper lite. För att kunna uppnå detta med bibehållande av en god vinstmarginal krävs låga omkostnader. Vidare innebär det att ju lägre priset är, desto fler konsulter behöver innepersonalen kunna hantera.

Snabbhet

Uniflex har en organisation och ett arbetssätt som är utformade efter kundernas önskemål om snabba leveranser av personal. Ofta väljer kunderna att hyra personal från den som snabbast kan leverera.

Flexibilitet

På motsvarande sätt som kunderna önskar snabb leverans av personal har de ibland behov av att snabbt kunna fasa ut inhyrd personal. Uniflex har en organisation väl anpassad även till dessa krav.

ERICA LARSSON, KONSULT UNIFLEX BEMANNING

"Jag trivs mycket bra som anställd på Uniflex"

Sedan en tid tillbaka är Erica anställd på Uniflex och är uthyrd som konsult på Arken Zoo Centrallager i Eskilstuna. Erica upplevde att processen med Uniflex var snabb och effektiv när hon skrev in sig på AF Ungdom som startat ett samarbete med Uniflex. En kort stund efter att Uniflex erhöll Ericas CV var hon uppringd och inbokad på intervju och två dagar senare startade hon sitt uppdrag som truckförare på Arken Zoo Centrallager i Eskilstuna.

"Uniflex var otrolig snabba i jämförelse med andra bemanningsföretag och jag trivs jättebra både med Uniflex och Arken Zoo", säger Erica Larsson, konsult på Uniflex Bemanning.

Arken Zoo Centrallager är en del av Zoo Support Scandinavia AB och är ett gemensamt lager för Sverige, Norge och Finland. Arken Zoos lager är ett modernt, ljust och effektivt nav i koncernens verksamhetsområde.


W03
W04

AFFÄRSMODELL

Uniflex erbjuder snabb och flexibel bemanning till rätt pris. Erbjudandet gäller yrkesområden som lämpar sig för uthyrning av personal i större antal. Vissa arbetsuppgifter som skall utföras är av enklare slag och kräver inte förkunskaper. Andra uppdrag kräver relevant erfarenhet eller licens som till exempel ett truckförarkort. Arbetet kräver inte akademisk utbildning.

Fokus ger kompetens och stordrift

För att kunna möta kundernas behov av snabbhet och flexibilitet till en rimlig kostnad fokuserar Uniflex på att arbeta med kunder med potential att upphandla stora volymer.

Genom fokusering på de utvalda yrkesområdena:

- Industri
- Lager
- El & Tele
- Bygg & Anläggning
- Växel & Reception
- Försäljning & Kundservice
- Administration

uppnår Uniflex hög kunskapsnivå och stort förtroende i arbetet med försäljning, rekrytering och leverans. Det i sin tur skapar försäljningsvolymer och stordriftsfördelar.

Försäljning – rekrytering – leverans

Försäljningsarbetet pågår kontinuerligt för att upprätthålla och öka efterfrågan. Hos stora kunder tecknar ofta kundens centrala inköpsavdelning ramavtal på normalt 1–2 år med ett mindre antal leverantörer av bemanningstjänster. Den faktiska beställningen och leveransen är lokal. Det är således viktigt att det finns en närvaro på de orter där man önskar göra affärer.

Fokus på utvalda yrkesområden ger hög effektivitet i rekryteringen inom de yrkeskategorier som erbjuds. Uniflex personalansvariga har utvecklat en förmåga att snabbt kunna matcha kundens behov med rätt personal. För att hålla en hög leveranskapacitet pågår en ständig rekryteringsprocess av personal.

Under leverans har såväl kund- som personalansvariga nära kontakt med kunden och den uthyrda personalen för att följa upp och garantera att arbetet möter kundens förväntningar och för att säkerställa personalens trivsel.

Rekrytering och omställning

Som ett komplement till personaluthyrning erbjuder Uniflex sina kunder tjänster för rekrytering av personal samt omställningslösningar vid övertalighet. Omställningslösningar levereras av dotterbolaget Utvecklingshuset COM AB.

Organisationsstruktur

Uniflex har valt en organisationsstruktur (bilden nedan) som syftar till att behålla det lilla företagets närhet, engagemang och flexibilitet samtidigt som kunderna ges tryggheten av att samarbeta med ett stort företag. Det uppnås genom att affärsverksamheten är uppdelad i affärsområden som består av ett mindre antal säljare och personalansvariga samt upp till ett par hundra uthyrda.

AFFÄRSMODELL



Nytt affärsområde
50–200 uthyrda
Affärsområden
UNIFLEX
BEMANNING

När ett nytt affärsområde startas består det endast av en affärsområdeschef. Affärsområdet byggs sedan stegvis ut och ska som mest omfatta fem innepersoner. Därefter startas ett nytt affärsområde på samma ort eller närliggande ort. Varje affärsområde har ett eget resultatansvar och utgör även en provisionsenhet. Ett affärsområde leds av en affärsområdeschef som rapporterar till en marknadsområdeschef. I takt med att Uniflex växer utses fler affärsområdeschefer. Chefspositioner tillsätts framförallt med personal som redan arbetar på Uniflex och känner företagets kultur.

Staben hålls liten och effektiv. Vid tillfälliga arbetstoppar lever vi som vi lär och hyr in personal. Totalt sett ska antalet utepersoner i förhållande till innepersoner vara så högt som möjligt.

INTÄKTS- OCH KOSTNADSMODELL

Intäkter

Uniflex kunder betalar per timme för den inhyrda personalen. Uppdragen är vanligen heltid och varar från en dag till flera månader. Priset kunden betalar omfattar lön, sociala avgifter, semesterersättning, pension plus ett visst påslag.

Kostnader

Uniflex kostnader består till övervägande del av personalkostnader. För att snabbt kunna anpassa kostnaderna till intäkterna strävar Uniflex efter att ha stor andel rörliga kostnader.

Majoriteten av den uthyrda personalen är anställd med garantilön. En annan typ av personal är studenter som arbetar extra och endast får lön då de arbetar. Ledning, personal med kundkontakt och administrativ personal är anställda med både fasta och rörliga lönedelar. All personal börjar med någon form av provanställning. Investeringar och fasta kostnader är låga tack vare korta lokal- och leasingkontrakt och outsourcad IT-drift.

Med fokus på försäljning, rekrytering och leverans kan Uniflex uppnå en hög debiteringsgrad för sina anställda. Stor vikt läggs vid nyckeltalet uthyrda personer i relation till antalet säljare, personalansvariga och övrig administrativ personal.

FÖRDELNING AV ANSTÄLLDA PER ANSTÄLLNINGSFORM


Provanställda, 37 %
Studentanställda, 29 %
Tillsvidareanställda, 34 %

FÖRDELNING INDUSTRI OCH LAGER, KONTOR RESPEKTIVE BYGG & ANLÄGGNING


Procent
70
60
50
40
30
20
10
0
57%
34%
9%
62%
31%
7%
59%
35%
6%
57%
39%
4%
66%
31%
3%
2013
2014
2015
2016
2017
Industri & Lager
Kontor
Bygg & Anläggning

Källa: Uniflex

SKÅNEMEJERIER OST, KRISTIANSTAD

"Uniflex är en väldigt bra och professionell samarbetspartner"

Skånemejerier ost i Kristianstad är ett företag som producerar ost till den svenska marknaden och är en del av den franska koncernen Lactalis.

Vår produktion kan ha ganska stora svängningar och Uniflex hjälper oss att parera dem. Vi har ett mycket bra samarbete med Uniflex och deras personal gör ett fantastiskt bra jobb hos oss. Ibland har vi extra höga toppar och ibland sjukdomsbortfall och även då har de lyckats hjälpa oss med väldigt kort varsel vilket visar att de ger oss väldigt god uppmärksamhet och service. Vi anser att Uniflex i Kristianstad är en väldigt bra och professionell samarbetspartner gällande bemanning som alltid ger oss bra service och gör det lilla extra för att vi som kunder och deras anställda ska vara nöjda", säger Olle Bertilsson, stf. Produktionschef på Skånemejerier ost i Kristianstad.



UNIFLEX POSITION

Uniflex positionerar sig som en marknadsledande aktör inom yrkesområdena:

- Industri
- Lager
- El & Tele
- Bygg & Anläggning
- Växel & Reception
- Försäljning & Kundservice
- Administration

Här har Uniflex anpassat sitt erbjudande till de större kundernas behov att snabbt få tillgång till bra personal till rätt pris, ofta i större volymer.

Genom sin renodling kan Uniflex fokusera på att vara starka inom ett fåtal yrkesområden. Kombinationen av att Uniflex är ett stort välrenommerat företag samtidigt som det har lokal närvaro uppskattas av kunder och personal.

KUNDER

Uniflex kunder är främst industri-, bygg- och logistikföretag som till exempel Cramo, Skanska och Schenker samt kundserviceföretag såsom Coor och ISS.

Viktiga försäljningsfaktorer

Pris och tillgänglighet viktigt för kunden

Uniflex kunder har behov av att snabbt få personal på plats till en rimlig kostnad och i många fall ett större antal personer. Det är viktigt att den uthyrda personalen har en tillräckligt god kompetens, men pris, service och tillgänglighet på personal har också betydelse.

Prismedvetna kunder

Kunderna är prismedvetna och upphandlar ofta tjänster från olika bemanningsföretag. Uniflex erbjuder stora kunder ett lågt pris vilket gör att stora volymer är gynnsamt. Uniflex bearbetar därför främst stora och medelstora företag med potential att bli stora beställare. Det rör sig om såväl stora multinationella företag med verksamhet på många orter som lokala företag med mer än 50 anställda.

Lokal närvaro viktig för affären

Hos stora kunder tecknar ofta den centrala inköpsavdelningen ramavtal på normalt 1–2 år med ett mindre antal leverantörer av bemanningstjänster. Den faktiska beställningen och leveransen är lokal. Det är således viktigt att det finns en närvaro på de orter där man önskar göra affärer.

Kundens behov utvecklas

Inhyrd personal allt vanligare

För kunderna har det blivit naturligt att se personal från bemanningsföretag som en del av personalstyrkan. Ansvariga har lärt sig att inhyrd personal är ett effektivt sätt att klara arbetstoppar, sjukfrånvaro och även den löpande verksamheten. Många kunder har även som strategi att ha en viss del av personalen inhyrd.

Uniflex kundmix

Större kunder skapar nödvändig volym

Uniflex arbetar med Key Account Managers (KAM) som är fokuserade på de stora kunderna. KAM bearbetar de centrala inköpsavdelningarna och ger sedan Uniflex lokala kontor stöd i kontakten med kundens lokala organisation.

	2017	2016	2015	2014	2013
80 % av omsättning	71 största kunder	67 största kunder	61 största kunder	74 största kunder	56 största kunder
5 största kunder	27 % av omsättning	30 % av omsättning	31 % av omsättning	30 % av omsättning	37 % av omsättning
Största kund	7 % av omsättning	9 % av omsättning	10 % av omsättning	11 % av omsättning	12 % av omsättning

PERSONAL

Engagerade medarbetare

Ett bemanningsföretags personal är dess största tillgång. Uniflex arbetar därför målmedvetet för att alltid ha motiverade och engagerade medarbetare. Det är en förutsättning för att säkerställa kvaliteten på våra uppdrag och för att uppnå företagets mål.

KONSULTERNA (Den uthyrda personalen)

Rekrytering

Rekrytering av personal sker genom platsannonsering, sociala medier och hemsidorna samt genom att anställda tipsar sina vänner.

Förutom intervjuer, tas referenser och kopior av betyg och certifikat innan en sökande anställs. Beroende på kundens behov kan även vissa tester göras.

Omhändertagande och anställningsvillkor

Kunskap ger trygghet

Den uthyrda personalen skall alltid känna trygghet i sitt arbete när de arbetar för våra kunder. Uniflex lägger stor vikt vid utbildning och information till sina anställda. Till hjälp finns en lättillgänglig personalhandbok. Uniflex följer alltid upp och bekräftar medarbetarnas insats i regelbundna avstämningar och medarbetarenkäter.

Social gemenskap

Att vara anställd på Uniflex innebär också att ingå i en social gemenskap. Företaget erbjuder löpande sociala aktiviteter för att företagets anställda skall träffas och utbyta erfarenheter. Uniflex erbjuder också personalen friskvårdsbidrag.

Fullt arbetsgivaransvar

Uniflex anställer sin personal och har därmed arbetsgivaransvaret medan arbetsledningen sköts av kunden. Kunden tillhandahåller också eventuella nödvändiga verktyg, maskiner, telefonisystem och liknande.

Extraarbete för studenter

Uniflex ger också möjligheter till arbete för studenter, andra som har en alternativ sysselsättning och pensionärer. De kan åta sig tidsbegränsade anställningar från någon dag till längre åtaganden i kombination med studier eller annan sysselsättning.

Personalomsättning

Hög personalomsättning normalt

Ett naturligt led i Uniflex verksamhet är hög personalomsättning bland konsulterna. I många fall blir både konsulten och kunden så nöjda med varandra att en uthyrning övergår i en anställning hos kunden. I andra fall vill konsulten bara arbeta en kortare tid. Många är unga och har sin första anställning hos Uniflex vilket gör det naturligt att en del väljer att återgå till studier eller att resa.

I dagsläget har det blivit allt vanligare att ta anställning på ett bemanningsföretag. Allt fler arbetstagare föredrar denna typ av anställning då det ger möjlighet till ett flexibelt arbete och ett mindre beroende av en enda arbetsgivare i tider av neddragningar.

TOM CHOU, KONSULT UNIFLEX BEMANNING

"Det finns alltid nya möjligheter hos Uniflex"

Tom Chou är 45 år och har varit anställd på Uniflex Bemanning sedan december 2014. Tom är för närvarande inhyrd som truckförare hos AO Sverige AB.

"På Uniflex har jag haft möjlighet att jobba hos flera olika kundföretag. Jag är truckförare i grunden och relativt händig vilket gjort att jag har fått prova på många olika arbetsuppgifter. Med rätt inställning och viljan att göra ett bra jobb finns det alltid nya möjligheter hos Uniflex", berättar Tom Chou.


TOYOTA

167/543

INTERN PERSONAL

Den interna personalen består huvudsakligen av säljare och personalansvariga samt ledning och stab.

Sammansvetsade team

Säljare och personalansvariga arbetar i team, så kallade affärsområden. Ett affärsområde leds av en Affärsområdeschef som, förutom att leda affärsområdet, även agerar som säljare. Säljare ansvarar för att hitta nya kunder och vidareutveckla gamla. De samarbetar med de personalansvariga som hanterar rekrytering och leverans av personal till kunden. En god samverkan mellan säljare och personalansvariga är viktig för att bemanna projekt och utveckla kunderna.

De olika teamen får olika grad av specialisering mot olika branscher beroende på kundunderlaget på den ort de befinner sig.

Key Account Managers

Affärsområdena stöds av Key Account Managers som inriktar sig på försäljning till stora företag där upphandlingen sköts centralt.

Entreprenörsanda uppmuntras

Affärsområdet utgör grunden för den interna personalens tillhörighet i organisationen. I teamet uppmuntras entreprenörsanda och kreativitet för att skapa nya affärer. De olika teamen jämför sig också för att lära av varandra och sporra till bättre resultat.

UNIFLEX SOM ARBETSGIVARE

Gott anseende

Med hjälp av sina kunniga personalansvariga och dokumenterade rutiner erbjuder Uniflex sina anställda ett bra stöd och en attraktiv anställning. Det är viktigt för att ha ett gott anseende som arbetsgivare och för att kunna upprätthålla en hög rekryteringstakt.

Personalfakta 31 december 2017

Antal anställda	3 178
Antal män	2 269
Antal kvinnor	909
Konsulter	3 038
Intern personal	140
Genomsnittlig anställningstid konsulter	cirka 1,5 år
Genomsnittsålder	28

ALEXANDER SJÖBLOM, KONSULT UNIFLEX BEMANNING

"Det känns bra helt enkelt!"

Alexander Sjöblom, 25 år, har varit anställd på Uniflex Bemanning som kundtjänstmedarbetare sedan början av 2017. Alexander ingår i ett team som arbetar med teknisk support och försäljning till befintliga kunder.

"Jag har jobbat för Uniflex i snart ett år nu och jag är väldigt glad över hur det har gått och den största anledningen till detta är nog hur väl matchad jag blivit med det uppdrag som jag haft under det senaste året. Uniflex lägger stort fokus på hur nöjda och välmående deras personal är vilket jag känner är den största skillnaden från tidigare jobb jag haft. Sedan tycker jag att det är kul att de har en närvaro på arbetsplatsen, ställer upp med olika event som korvgrillning och liknande. Det känns lite mer personligt när det inte bara är möten och avstämningar", berättar Alexander Sjöblom.



PROCESSER OCH IT

VÄLETABLERADE PROCESSER EN FRAMGÅNGSFAKTOR

Uniflex har satsat på att utveckla och dokumentera sina processer. Alla processer finns dokumenterade enligt ISO 9001 och Uniflex har rutinbeskrivningar som täcker hela verksamheten. Dessa är en viktig gemensam nämnare för hela organisationen och till stor hjälp i det dagliga arbetet.

Ett etablerat och dokumenterat arbetssätt är en betydelsefull framgångsfaktor för Uniflex. Företagets mål om tillväxt kräver ständig rekrytering av ny personal och att den snabbt kan få stöd i sitt arbete. Ett enhetligt sätt att arbeta på alla kontor och ute på uppdrag ökar också flexibiliteten och rörligheten i organisationen. Uniflex kunder och personal får också likhet i kontakter med Uniflex oberoende av vilket kontor man samarbetar med.

ETABLERINGSMODELL

För att kunna växa och ge service till sina kunder etablerar Uniflex kontor på nya orter när behov uppstår. För att begränsa risken görs detta genom att arbeta med små och avgränsade resurser. Initialt upparbetar en Uniflexanställd säljare kontakter på den nya etableringsorten. Först när försäljningsvolymen tillåter det, anställs en personalansvarig. Vidare har Uniflex korta hyreskontrakt i enklare lokaler som snabbt kan sägas upp. Se vidare under Affärsmodell på sidan 5.

IT

IT-system

Bemanningsarbetet stöds av ett bemannings- och säljstödsystem, Intelliplan.

Outsourcad IT-drift

Uniflex har lagt driften av all IT på en extern part för att kunna fokusera på kärnverksamheten och upprätthålla en flexibel kostnadsmassa.

Digitalisering

Uniflex utvärderar ständigt de digitala hjälpmedel som erbjuds. För närvarande implementeras ett digitalt bokningssystem för extrapersonal. För att vinna kunder och kandidater går majoriteten av Uniflex marknadsföringsbudget till digitala kanaler.

UNIRENT AB, ROSERSBERG

"Vi på UNIRENT är jättenöjda med det som Uniflex levererar!"

UNIRENT är ett av få företag som specialiserat sig på att förse bygg- och industrikunder med den mest optimala lösningen för tillfälligt klimat/byggvärme.

"Uniflex bevisar gång på gång att det går att kombinera ett trevligt bemötande med att leverera kompetenta rekryteringar och uthyrning av bra personal", säger Ola Pettersson och Linus von Tourtchaninoff, Unirent AB.


UNIRENT

VARUMÄRKE

VARUMÄRKE OCH RENOMMÉ

Uniflex arbetar på flera plan för att stärka sin marknadsposition.

Den viktigaste kanalen är den personliga försäljningen. Uniflex säljare bearbetar personer inom näringslivet och den offentliga sektorn som tecknar avtal med bemanningsföretag till exempel inköps- och personalchefer, samt de som avropar tjänster, såsom produktionschefer, kundtjänstchefer och arbetsledare.

Att stärka Uniflex varumärke är viktigt ur försäljningssynpunkt och Uniflex arbetar aktivt med detta. När viktiga beslutsfattare känner till Uniflex ökar möjligheterna att få vara med att offerera och vinna viktiga affärer. Sedan starten 2002 har Uniflex successivt blivit mer känt i bemanningsbranschen genom olika insatser. Det är bland annat viktigt att sprida kännedomen om bolagets specialisering. Bolaget arbetar med olika mediekanaler. Insatserna syftar till att öka kännedomen om Uniflex bland såväl kunder som potentiella anställda.

Varumärkesbyggandet mot arbetssökande sker främst genom platsannonsering och hemsidorna. Utöver detta utförs även reklamkampanjer.

Uniflex är auktoriserat som bemanningsföretag av Almega-Bemanningsföretagen. Det är en betydelsefull kvalitetsstämpel för företaget. Även noteringen på Stockholmsbörsen är viktig i och med att kraven som ställs bidrar till hög kvalitet liksom ökar intresset och kännedomen om bolaget.

UNIFLEX BEMANNING

AUKTORISERAT BEMANNINGSFÖRETAG

AUKTORISERAT REKRYTERINGSFÖRETAG

AUKTORISERAT OMSTÄLLNINGSFÖRETAG

ORGANISATION

Uniflexkoncernen bestod den 1 januari 2018 av nio bolag i tre länder; Sverige, Norge och Finland. Verksamheten finns på runt 40 orter i Sverige, 5 orter i Norge och 2 orter i Finland.


UNIFLEX AB
100%
100%
100%
UNIFLEX NORGE AS
UNIFLEX SVERIGE AB
UNIFLEX SUOMI OY
100%
100%
100%
100%
100%
UNIFLEX FORDON AB
UNIFLEX SVERIGE B&A AB
UNIFLEX LOGISTIK AB
UNIFLEX OMSTÄLLNING AB
UTVECKLINGSHUSET COM AB

Kontoren i Sverige är uppdelade i två marknadsområden för vilka marknadsområdescheferna har det övergripande ansvaret och de rapporterar direkt till VD. I varje lokalkontor finns ett eller flera affärsområden med ett gemensamt ansvar för en viss del av marknaden.

I de utländska bolagen är det respektive VD som ansvarar för hela verksamheten.

AHNELÖVS INDUSTRIMÅLNING AB, ARLÖV

"Uniflex förstår våra behov och dialogen är enkel"

Ahnelövs Industrimålning är ett familjeföretag som föddes redan 1963 och är experter när det gäller allt ifrån pulverlackering till annan typ av industrimålning, blästring och rengöring.

"Vi behövde utöka personalstyrkan under 2017 och kom då i kontakt med Uniflex. Med kort varsel visade de ett stort intresse och var måna om att ta fram en bra kandidatprofil för att hitta rätt person. På bara några dagar hade de sedan presenterat en person som var klockren. Han är kvar än idag och vi hoppas behålla honom länge. Dialogen med Uniflex är alltid enkel och de förstår våra behov. Ett extra plus är att deras fakturaunderlag alltid är oerhört lätta att jobba med. Med flera konsulter är detta något som är väldigt tacksamt", säger Linda Ahnelöv.



DEN SVENSKA BEMANNINGSBRANSCHEN

En bransch i tillväxt

Den svenska bemanningsbranschen har fram till för några år sedan haft en stark tillväxt. Avregleringen av marknaden 1992 ledde till att ett stort antal bemanningsföretag bildades och att utländska aktörer etablerade sig på den svenska marknaden. Inledningsvis var bemanning framförallt vanlig inom kontors- och ekonomifunktioner. Yrkesområdena industri och lager saknade länge kollektivavtal med LO. År 2000 när Almega-Bemanningsföretagen, bemanningsföretagens branschorganisation i Sverige, och LO tecknade kollektivavtal inleddes en tillväxtfas som fortsatt under hela 2000-talet.

OMSÄTTNING PER YRKESOMRÅDE


Bygg, 1%
Ek./Finans, 9%
Kontor/Admin/Tele/Callcenter Övrig marknad, 7%
IT, 8%
Teknik, 6%
Hälso/Sjukvård, 8%
Övrigt, 5%
Mf/info, 1%
Försäljning, 1%
Kontor/Admin/Tele/Callcenter Uniflex marknad, 7%
Lager/Industri, 47%

Källa: Bemanningsföretagens kvartalsrapport Q4 2017

Av omsättningen i den svenska bemanningsbranschen utgör Uniflex yrkesområden industri, lager, bygg och kontor cirka 55 procent.

BEMANNINGSBRANSCHENS OMSÄTTNING I SVERIGE


Miljarder kronor
35
30
25
20
15
10
5
0
2013
2014
2015
2016
2017

Källa: Bemanningsföretagens kvartalsrapport Q4 2017

Den svenska bemanningsbranschen har haft en god tillväxt de senaste fem åren och Bemanningsföretagens 35 största medlemsföretag omsatte 2017 cirka 30,7 miljarder kronor (27,1 miljarder kronor 2016).

BRANSCHENS OMSÄTTNING INDUSTRI LAGER KONTOR BYGG


Miljarder kronor
18
16
14
12
10
8
6
4
2
0
2013
2014
2015
2016
2017

Källa: Bemanningsföretagens kvartalsrapport Q4 2017

Under de senaste fem åren har denna del av bemanningsmarknaden haft tillväxt. Under 2017 ökade marknaden för de yrkesområden Uniflex är verksamt med 14 procent. Uniflex ökade under samma period sin omsättning med 3 procent.

UNIFLEX MARKNADSANDEL


Procent
15
12
9
6
3
0
2013
2014
2015
2016
2017

Källa: Bemanningsföretagens kvartalsrapport Q4 2017

Uniflex marknadsandel har minskat från 11,6 procent 2013 till 6,4 procent 2017.

Penetrationsgraden ännu låg

Under 2017 var cirka 1,7 procent av den svenska arbetskraften sysselsatt i bemanningsbranschen. I relation till övriga Europa är detta lågt. I mer mogna marknader såsom Storbritannien, Nederländerna och Frankrike, som inte har varit reglerade, uppgår penetrationsgraden till 2–3 procent. Med penetrationsgrad menas den andel av den totala arbetskraften som är sysselsatt i bemanningsbranschen. Uniflex bedömning är att marknadstillväxten för bolagets tjänster långsiktigt kommer att öka. Nya kunder kommer till och många företag utökar bemanningsandelen av personalstyrkan. På kort sikt är tillväxten mer svårbedömd.

I många branscher har inhyrd personal blivit en naturlig del av verksamheten för att upprätthålla flexibilitet och möta förändringar i efterfrågan. Men det finns fortfarande flera branscher såsom bygg, dagligvaruhandel och restauranger där företagen ännu inte anlitar bemanningsföretag i någon större utsträckning.

Branschen är konjunkturkänslig

Likt många andra branscher är bemanningsbranschen beroende av den allmänna ekonomiska utvecklingen i samhället. Under 2009 sjönk branschens omsättning inom de yrkesområden där Uniflex verkar, för att sedan växa igen 2010–2011. Perioden 2012–2014 karaktäriserades av en i stort sett stillastående marknad för att under 2015–2017 växa igen.

PENETRATIONSGRAD


Procent
4,0
3,5
3,0
2,5
2,0
1,5
1,0
0,5
0,0
Spanien
Danmark
Norge
Italien
Finland
Polen
Sverige
Schweiz
Österrike
Frankrike
Belgien
USA
Tyskland
Nederländerna
Storbritannien

Källa: World Employment Confederation Economic Report, 2017 Edition

Penetrationsgraden för bemanningstjänster är lägre i Sverige än i stora delar av övriga Europa.

OMSÄTTNINGSUTVECKLING FÖR BEMANNINGSFÖRETAGEN – ALLA YRKESOMRÅDEN


Procent
30
20
10
0
-10
-20
-30
-40
-8%
-4%
1%
5%
9%
5%
3%
2%
11%
16%
16%
17%
9%
10%
7%
12%
19%
12%
12%
11%
KV1 KV2 KV3 KV4
2013
KV1 KV2 KV3 KV4
2014
KV1 KV2 KV3 KV4
2015
KV1 KV2 KV3 KV4
2016
KV1 KV2 KV3 KV4
2017

Källa: Bemanningsföretagens kvartalsrapport Q4 2017

KONKURRENSSITUATION

Fördelning i branschen

I branschorganisationen Bemanningsföretagen finns över 600 medlemsföretag av varierande storlek och inriktning, varav 530 är auktoriserade bemanningsföretag och/eller auktoriserade omställningsföretag. De tio största aktörerna står för ungefär 70 procent av omsättningen.

Stora bemanningsföretag

Uniflex största konkurrenter inom bemanningsbranschen i Sverige är Randstad, Manpower, Adecco och statliga Lernia. Samtliga dessa bolag är fullsortimentsleverantörer med ett brett bemanningserbjudande som omfattar såväl högre tjänstemän som personal till de yrkesområden där Uniflex är verksamt. Flera av dessa konkurrenter har sin grund inom området kontor och är av tradition starka just där. De var dock tidiga med att börja hyra ut industri- och lagerpersonal och har byggt upp en stark position även här.

Uniflex tidigare ägare Poolia har ett nischat erbjudande och verkar inom området kvalificerade tjänstemän. De är ingen konkurrent utan bolagen arbetar i ett fåtal fall tillsammans för att skapa ett kombinerat och konkurrenskraftigt alternativ till stora fullsortimentsleverantörer.

Lokal och regional konkurrens

Uniflex konkurrerar också med ett stort antal lokala och regionala företag. De flesta av dem är små och har i många fall endast några tiotal uthyrda personer.

Nischade konkurrenter

Ett fåtal bolag i Sverige har inriktat sig mot i stort sett samma nisch som Uniflex. Bland dessa finns till exempel statliga Lernia och Logent. Logent är dock i många delar inte ett traditionellt bemanningsföretag då de ofta tar ansvar för ett helt lager såsom logistikföretag gör.

OLIKA GRUPPER AV KONKURRENTER

Globala fullsortiments-leverantörer	Globala nisch-leverantörer	Nationella nisch-leverantörer	Lokala leverantörer
Manpower	Michael Page (tjänstemän)	Poolia, Sverige (tjänstemän)	Montico (industri och lager, södra Sverige
Adecco	Hays (tjänstemän)	Uniflex	
Randstad		Dedicare (vård) Statliga Lernia (teknik, industri) Logent (logistik)	

Bemanningsmarknaden rymmer olika typer av aktörer. Ovan visas exempel på dessa.

HAMPUS FÄLT, UNIFLEX BEMANNING

”Att bli uthyrd som Uniflexare känns som att man är en i gänget”

Hampus Fält, 25 år, arbetar som inhyrd truckförare på Flügger färg i Bollebygd och har varit anställd på Uniflex sedan november 2017.

”Det bästa med att jobba på Uniflex är att bli uthyrd till Flügger färg då det är ett långsiktigt uppdrag med härliga kollegor, bra personalansvarig, ett eget ansvar att visa vad man går för och att mätas och få bevisa att man klarar uppsatta mål och liknande. Att bli uthyrd som Uniflexare till Flügger känns som att man är en i gänget och aldrig att man blir åsidosatt eller så”, säger Hampus Fält, Konsult på Uniflex Bemanning.



Olika sätt att konkurrera

Konkurrensfaktorer som kompetens, tillgänglighet och pris har olika betydelse i olika bemanningssegment.

Inom de yrkesområden där Uniflex är verksamt är det viktigt att snabbt få personal på plats, ofta ett större antal personer, till en så låg kostnad som möjligt. Inhyrd personal förväntas ha tillräcklig erfarenhet och kompetens.

Företag som söker kvalificerade tjänstemän värderar lång utbildning. Urvalsprocessen och ledtider är ofta längre. Affärer sker styckvis, men i gengäld är marginalerna något större.

Ett auktoriserat bemanningsföretag

Uniflex är medlem i Almega – Bemanningsföretagen och följer därmed branschens etiska regler. Dessa regler lägger bland annat stor vikt vid att:

- bedöma och välja medarbetare och kandidater enbart efter kompetens, kunskap och färdigheter
- ha kunskap och agera efter de regler som gäller på arbetsmarknaden och gällande kollektivavtal
- respektera individen och dennes integritet.

AKTÖRER I BEMANNINGSBRANSCHEN


Manpower, 15,1%
Ranstad, 14,1%
Adecco, 10,7%
Lernia, 8,5%
Academic Work, 7,2%
Uniflex, 3,5%
Arena Personal, 3,2%
Logent, 3,2%
OnePartnerGroup 2,6%
StudentConsulting, 2,5%
Övriga, 29,4%

Källa: Bemanningsföretagens branschorganisation i Sverige.

Bemanningsmarknaden i Sverige är fragmenterad men domineras av ett fåtal större aktörer.

S:T ERIKS AB, HJÄLBO

"Hos Uniflex har jag fått en bra kontaktperson"

S:t Eriks är ett av Sveriges ledande företag inom mark- och VA-system. I fabriken i Hjälbo tillverkar S:t Eriks miljöeffektiva VA-system inom betong.

"Uniflex förser mig och min verksamhet med rätt personal. De har en bra närvaro med täta besök vilket är bra för både oss och de inhyrda. Jag tycker att det är viktigt att få en bra kontaktperson och det känner jag att jag fått hos Uniflex" säger Thomas Littorin, Produktionschef på S:t Eriks i Hjälbo.



Thomas Littorin, andra från vänster, Produktionschef på S:t Eriks i Hjälbo.

UTLANDSETABLERING

NORGE

Verksamheten i korthet

I Norge har Uniflex kontor på fem orter (Oslo, Bergen, Stavanger, Trondheim och Fredrikstad). Uniflex bemannar och rekryterar inom yrkesområdena Bygg & Anläggning, Industri & Lager, Olja & Gas samt Kontor & Administration. Uniflex är medlem i branschorganisationen NHO Service.

Året som gått - 2017

Uniflex har tecknat några nya ramavtal under året. Omsättningen minskade i början av 2017 men har sedan stegvis ökat och i det fjärde kvartalet var tillväxten nästan 30 procent i lokal valuta jämfört med samma period föregående år.

Omsättningen under 2017 uppgick till 84,0 MNOK (84,5 MNOK). Olja & Gas stod för 55 procent (12) av omsättningen, Bygg & Anläggning för 40 procent (65), Industri & Lager för 4 procent (5) och Kontor & Administration stod för 1 procent (18).

Rörelseresultatet hamnade för första gången över 1 MNOK och uppgick 2017 till 1,5 MNOK (0,3 MNOK).

Antalet årsanställda i Norge var 138 stycken i genomsnitt 2017 (162).

Marknaden

Bemanningsbranschen i Norge har vuxit under 2017 i spåren av Norges förbättrade ekonomi.

Visioner

Med bättre fäste och fler avtal inom bygg- och oljebranschen ser vi goda möjligheter till ett bra 2018.

UNIFLEX BEMANNING

NHO SERVICE

FINLAND

Verksamheten i korthet

I Finland har Uniflex sitt huvudkontor i Helsingfors. Uniflex bemannar och rekryterar inom yrkesområdena Bygg & Anläggning, Industri & Lager och Kontor & Administration. Uniflex är medlem i branschorganisationen HPL (Henkilöstöpalveluyritysten liitto).

Året som gått - 2017

Under slutet av 2017 öppnade Uniflex sitt andra kontor i Finland. Det ligger i Kokkola, Österbotten.

Under 2017 växte omsättningen i den finska verksamheten med 11 procent i lokal valuta och uppgick till 2,5 MEUR (2,2 MEUR). Det blev bolagets andra år i rad med vinst och rörelseresultatet uppgick till 66 TEUR (48 TEUR).

Antalet årsanställda i Finland var 59 stycken i genomsnitt 2017 (49).

Marknaden

Den finska bemanningsbranschen har de senaste åren haft en svag utveckling, men i takt med att utvecklingen av den finska BNP vänt från negativa tal till tillväxt har även bemanningsbranschen återhämtat sig.

Bemanningsbranschens branschorganisation HPL införde under 2013 en ny auktorisering för att övervaka branschen och dess utveckling samt arbetstagarnas rättigheter och förmåner. Uniflex Suomi Oy var ett av de första företagen som fick auktorisationen.

UNIFLEX HENKILÖSTÖPALVELUT

hpl Henkilöstöpalveluyritysten Liiton jäsen

INNEHÅLLSFÖRTECKNING

FÖRVALTNINGSBERÄTTELSE

Styrelsen och verkställande direktören för Uniflex AB (publ), org. nr 556462-0887 med säte i Stockholm, Sverige, avger härmed årsredovisning och koncernredovisning för verksamhetsåret 2017. Årsredovisningen har av styrelsen godkänts för utfärdande den 28 mars 2018. Koncernens och moderbolagets resultat- och balansräkningar ska föreläggas för fastställelse på årsstämman den 23 april 2018.

VERKSAMHETEN

Uniflex är ett Auktoriserat bemanningsföretag som arbetar med uthyrning, rekrytering och omställning av personal inom yrkesområdena industri, lager, bygg, el, administration, försäljning och kundservice.

Uniflex affärsidé är att vara bäst på att förse företag och organisationer med den kompetens som tillfälligt eller permanent tillgodoser deras behov inom Uniflex nisch. Uniflex strategi är; Rätt pris, Snabbhet och Flexibilitet. Uniflex ledstjärnor är; Affärsfokus, Engagemang, Glädje och Ansvarstagande.

Uniflex verksamhet har under 2017 bedrivits i fyra länder; Sverige, Norge, Finland och Tyskland.

VIKTIGA HÄNDELSER UNDER 2017

- Uniflex tecknar avtal med Saps Group angående personaluthyrning.
- Uniflex tecknar Master Vendoravtal avseende bemanningstjänster med E.ON.
- Uniflex öppnar sitt andra kontor i Finland.
- Uniflex säljer det tyska dotterbolaget Uniflex Personal GmbH.

KONCERNSTRUKTUR OCH ORGANISATION

Under 2017 har det inte skett några väsentliga förändringar i koncernstrukturen eller organisationen. Under 2017 upphörde verksamheten i det svenska dotterbolaget Utvecklingshuset COM AB och bolaget är därefter vilande. Per den 1 januari 2018 har Uniflex sålt samtliga aktier i det tyska dotterbolaget Uniflex Personal GmbH. Uniflex finns nu på runt 40 orter i Sverige, 5 orter i Norge samt 2 orter i Finland.

OMSÄTTNING

Omsättningen för koncernen, exklusive avvecklad verksamhet, ökade år 2017 med 3 procent till 1 187 MSEK (1 155).

Den del av marknaden i Sverige där Uniflex är verksamt bedöms utifrån bemanningsföretagens statistik ha ökat med 14 procent under 2017. Under motsvarande period ökade Uniflex sin omsättning med 3 procent i Sverige. Det kan konstateras att Uniflex omsättningsutveckling är sämre än totalmarknadens. Av omsättningen i Sverige kommer 69 procent (61) från arbetarsidan och 31 procent (39) från tjänstemannasidan.

Normalt är andra halvåret starkare än det första, vilket också är fallet under 2017. Under 2017 stod de fem största kunderna för 27 procent (30) av omsättningen. 71 (67) kunder stod för 80 procent av omsättningen. Ingen kund har under 2017 stått för mer än 7 procent (9) av omsättningen.

RESULTAT

Resultatet efter finansiella poster för helåret uppgick till 35,9 MSEK (32,5). Rörelseresultatet uppgick till 36,4 MSEK (29,6). Det ger en rörelsemarginal på 3,1 procent (2,6). Uniflex har som mål att rörelsemarginalen över en konjunkturcykel i genomsnitt ska uppgå till 5 procent. Under de senaste fem åren har rörelsemarginalen i den kvarvarande verksamheten i genomsnitt varit 2,7 procent.

Per den 1 januari 2018 har Uniflex sålt samtliga aktier i det tyska dotterbolaget Uniflex Personal GmbH för en köpeskilling uppgående till 1,2 MSEK. Resultateffekten av transaktionen, som ingår i resultat från avvecklad verksamhet, uppgår till minus 1 MSEK och har belastat resultatet för 2017.

LIKVIDITET OCH FINANSIERING

Uniflex styrelse har uppfattningen att Uniflex skall ha en stark kapitalbas och att koncernens tillväxt huvudsakligen skall finansieras med eget kapital. Mot bakgrund av detta anser Uniflex att bolagets soliditet skall överstiga 15 procent. Det förhållandevis låga soliditetsmåttet motiveras av att koncernen sannolikt inte kommer att göra några större bolagsförvärv eftersom Uniflex hittat en bra modell för att främja organisk tillväxt kombinerat med förvärv av mindre enheter för start av nya områden eller marknader.

Koncernens likvida medel uppgick per den 31 december 2017 till 35,7 MSEK (45,0).
Checkräkningskrediten uppgår per 31 december 2017 till 20 MSEK (40) och per den 31 december 2017 har 0 MSEK (0) av krediten utnyttjats.

Kassaflödet från den löpande verksamheten var under året 17,9 MSEK (23,3). Kassaflödet från finansieringsverksamheten uppgick till -26,0 MSEK (-26,1) och avser i sin helhet utdelning. Soliditeten uppgick till 27,9 procent (28,8).

INVESTERINGAR

Koncernens investeringar i anläggningstillgångar uppgick till 0,0 MSEK (0,0).

MEDARBETARE

Medelantalet anställda omräknat till heltidstjänster uppgick till 2 354 personer (2 401). Per den 31 december 2017 uppgick antalet anställda till 3 178 personer (2 975).

Uniflex har det fulla arbetsgivaransvaret för sina anställda medan arbetsledningen sköts av kunden. Uniflex följer de lagar och praxis som gäller för bemanningsföretag i respektive land som bolaget är verksamt i. På bolagets största marknad Sverige har Uniflex kollektivavtal med LO (för industri-, lager- och byggområdet), Unionen (för kontorsområdet) och Akademikerförbunden. Uniflex skall enligt LO-avtalet betala samma lön till sina anställda som kunderna i genomsnitt betalar till sina egna anställda.

MILJÖ

Uniflex driver en miljövänlig verksamhet och är certifierat enligt ISO 14001. Arbetet innebär att ständigt verka för att minimera föroreningar i samband med persontransporter och att öka personalens kunskaper om relevanta miljöfrågor genom utbildning.

Uniflex verksamhet är inte tillstånds- eller anmälningspliktig enligt miljöbalken.

AKTIEN

Uniflex är noterat på Nasdaq Stockholm Small Cap. Per 31 december 2017 fanns det totalt 17 361 690 aktier i Uniflex. Aktierna är uppdelade i 4 023 815 A-aktier och 13 337 875 B-aktier. Samtliga aktier äger lika rätt till andel i Uniflex tillgångar och vinst. Aktie av serie A medför en (1) röst och aktie av serie B medför en femtedels (1/5) röst.

Bolagets största aktieägare, Björn Örås, har ett aktieinnehav om 4 023 815 A-aktier och 3 101 445 B-aktier vilket motsvarar en andel om 41,04 procent av aktiekapitalet samt 69,40 procent av antalet röster. I övrigt finns inget direkt eller indirekt aktieinnehav överstigande en tiondel av röstetalet för samtliga aktier i bolaget. För vidare information om Uniflex aktie och ägarstruktur, se sidan 31.

FRAMTID

För att återigen få koncernen att växa och nå en rörelsemarginal på fem procent över en konjunkturcykel, genomförde Uniflex under 2014 ett strategiarbete som resulterade i att bolaget ändrade strategin från lägst pris till rätt pris. Det innebär i praktiken att Uniflex har höjt priset mot ett antal kunder där bolaget tidigare inte haft tillfredsställande lönsamhet. På kort sikt innebar det att en del samarbeten avslutades, med minskade intäkter som följd. Många kunder har dock visat stor förståelse för Uniflex nya strategi och sett rimligheten i att betala för den kompetens och flexibilitet som bolaget faktiskt tillhandahåller och Uniflex är övertygat om att detta är helt rätt väg framåt.

Bolaget kommer under 2018 att fortsätta arbeta på flera plan för att stärka sin marknadsposition, bland annat genom att öka kännedomen om Uniflex på våra nya marknader.

Varumärkesbyggandet görs via personlig försäljning, olika mediekanaler samt gentemot arbetssökande, främst genom platsannonsering, sociala medier och företagets hemsidor.

Penetrationsgraden för inhyrd personal ligger strax över en procent i de länder Uniflex är verksamt. Det är lågt i jämförelse med vissa andra EU-länder där bemanningsbranschen inte har varit reglerad. Där är penetrationen mellan två och tre procent. Bolaget ser utifrån detta att det finns viss tillväxtpotential.

RISKER

Vid en konjunkturnedgång finns risk för att många kunder minskar användandet av temporär personal. En konjunkturnedgång kan också innebära en allmän prispress och ökad konkurrens från andra bemanningsföretag. Uniflex strategi att till största delen arbeta med rörlig kostnadsmassa gör att bolaget snabbt kan dra ner sina kostnader vid en konjunkturnedgång. Bolagets starka finansiella ställning är också en styrka i ett sådant skede.

I dagsläget upplever Uniflex vissa problem med rekryteringen av ny personal.

Inom samtliga av Uniflex yrkesområden sker en del av försäljningen till få men stora kunder. Bolaget skulle påverkas negativt om de försvinner och inte ersätts av nya. Bolaget minskar dock stadigt beroendet av enskilda kunder.

En risk som aktualiserats genom vissa politiska partiers uttalanden är att bemanningsföretag kan komma att ställas inför en hårdare politisk reglering.

I not 18 finns ytterligare redogörelser av koncernens risker och osäkerhetsfaktorer.

RIKTLINJER FÖR ERSÄTTNING TILL LEDANDE BEFATTNINGSHAVARE

Styrelsen föreslår att årsstämman fattar beslut om följande riktlinjer för ersättning till ledande befattningshavare inom Uniflexkoncernen.

Riktlinjerna skall omfatta verkställande direktören och övriga medlemmar av koncernledningen och skall tillämpas på anställningsavtal som ingås efter årsstämman 2018 för tiden intill nästa årsstämma, samt även på ändringar i gällande anställningsavtal som görs under sagda tid.

Ersättningar till VD beslutas av styrelsen i Uniflex. VD beslutar om ersättningar till övriga ledande befattningshavare. Styrelsen skall ha rätt att frångå av årsstämman beslutade riktlinjer om det i ett enskilt fall finns särskilda skäl för det.

Bolaget skall sträva efter att erbjuda de ledande befattningshavarna ersättningar vilka i rimlig utsträckning återspeglar den enskilde befattningshavarens och koncernens prestationer. Ersättningen kan bestå av grundlön, rörlig ersättning, pensionsförmån m.m. Fördelningen mellan grundlön och rörlig ersättning skall stå i proportion till befattningshavarens ansvar och prestation. Vid bestämmande av eventuell rörlig ersättning skall denna relateras främst till rörelseresultatet för koncernen och/eller för den del av koncernen inom vilken den aktuella befattningshavaren är verksam. Därutöver kan specifika, individrelaterade indikatorer användas vid bestämmande av nivåer för rörlig ersättning. För lönesättningen skall klart definierade prestationsnivåer tillämpas, vilka avspeglar av styrelsen beslutade planer för verksamheten. Med hänsyn till den betydelse som koncernens resultatutveckling och den individuella prestationen har för lönenivån, kan den rörliga ersättningen utgöra en betydande del av den totala ersättningen till medlemmar av koncernledningen. Den rörliga ersättningen skall för verkställande direktören kunna uppgå till högst 80 procent av grundlönen och för övriga ledande befattningshavare till högst 100 procent av grundlönen.

Styrelsen skall årligen utvärdera huruvida någon form av aktierelaterat incitamentsprogram, utöver det befintliga teckningsoptionsprogrammet 2015/2019, skall föreslås årsstämman, vilket i förekommande fall skall gälla såsom tillägg till den rörliga ersättning till ledande befattningshavare som beskrivits ovan. Lönenivåerna skall ses över regelbundet, vanligtvis genom årlig löneutvärdering.

Verkställande direktören skall, utöver pensionsförmåner enligt lag om allmän försäkring, erbjudas ett personligt avgiftsbestämt pensionsavtal. Övriga ledande befattningshavarna skall omfattas av avgiftsbestämda pensionsplaner som i allt väsentligt skall motsvara premienivån för ITP-planen. Pensionsålder för samtliga ledande befattningshavare är 65 år.

Andra förmåner än pensionsförmåner skall inte kunna utgöra en väsentlig del av den totala ersättningen.

Uppsägningstiden för de ledande befattningshavarna skall vara högst tolv månader vid uppsägning av koncernen och högst sex månader vid uppsägning av befattningshavaren. Avgångsvederlag skall inte utgå.

Information om riktlinjer för ersättning antagna vid årsstämma 2017 samt övriga principer för anställningsvillkor avseende ledande befattningshavare finns i not 6.

BOLAGSSTYRNINGSRAPPORT

Allmänt

Uniflex AB är ett svenskt publikt aktiebolag som lyder under svensk lag och är noterat på Nasdaq Stockholm, Small Cap. Bolagsstyrningen i Uniflex utgår från svensk lagstiftning, främst den svenska aktiebolagslagen, regelverket för emittenter från Nasdaq Stockholm samt andra relevanta regler och riktlinjer.

Svensk kod för bolagsstyrning ("Koden") ingår som en del i regelverket för Nasdaq Stockholm, vilket Uniflex har förbundit sig att följa. Uniflex har tillämpat Koden sedan 1 juli 2008 och den reviderade Koden sedan 1 december 2016. Avvikelser till Koden förklaras nedan samt under respektive avsnitt.

Avvikelser från Koden

Bolagets halvårs- eller niomånadersrapport har ej granskats översiktligt av bolagets revisorer. Bolaget bedömer att den interna kontrollen är tillfredsställande och hanteringen av risker väl underbyggd varför någon översiktlig granskning av bolagets revisorer inte bedömts nödvändig.

Bolagsstämma

Aktieägarnas inflytande i bolaget utövas vid bolagsstämma, som är bolagets högsta beslutande organ. Bolagsstämma ska förberedas och genomföras på ett sådant sätt att förutsättningar skapas för aktieägarna att utöva sina rättigheter på ett aktivt och välinformerat sätt. Bolagsstämmans uppgifter regleras i aktiebolagslagen och i bolagsordningen. Årsstämma skall hållas årligen inom sex månader från utgången av räkenskapsåret. Extra bolagsstämma skall hållas om styrelsen finner skäl att hålla sådan eller om en revisor i Bolaget eller ägare till minst en tiondel av samtliga aktier i Bolaget begär det. Kallelse till stämma skall ske genom annonsering i Post och Inrikes Tidningar samt på bolagets webbplats. Vid tidpunkten för kallelse skall information om att kallelse skett annonseras i Svenska Dagbladet. Dagordningen och ärenden för årsstämman skall framgå av kallelsen.

För att få delta i stämman skall aktieägare dels vara upptagen i utskrift eller annan framställning av hela aktieboken avseende förhållandena fem vardagar före stämman, dels göra anmälan till bolaget senast klockan 12.00 den dag som anges i kallelsen till stämman. Sistnämnda dag får inte vara söndag, annan allmän helgdag, lördag, midsommarafton, julafton, nyårsafton och inte infalla tidigare än femte vardagen före stämman.

Årsstämma hölls i Stockholm den 25 april 2017. Vid årsstämman antogs riktlinjer för ersättning till ledande befattningshavare. Vid årsstämman beslutades att styrelsen skall bestå av fyra styrelseledamöter. Årsstämman beslutade att omvälja tre av den sittande styrelsens fem styrelseledamöter samt att välja en ny styrelseledamot. Årsstämman beslutade också att utdelning till aktieägarna skulle ske med 1,50 SEK per aktie.

Upplysningar om aktiernas röstvärde samt direkta eller indirekta aktieinnehav i Uniflex representerade minst en tiondel av röstetalet för samtliga aktier i bolaget, finns i förvaltningsberättelsen på sidan 19.

Valberedning

Val och arvodering av styrelsen och revisorer ska beredas genom en av ägarna styrd, strukturerad och bekantgjord process, som skapar förutsättningar för väl underbyggda beslut.

Valberedningen är bolagsstämmans organ med enda uppgift att bereda stämmans beslut i val- och arvodesfrågor samt, i förekommande fall, procedurfrågor för nästkommande valberedning. Valberedningens ledamöter ska, oavsett hur de utsetts, tillvarata samtliga aktieägares intresse och inte obehörigen röja vad som förekommit i valberedningen. Valberedningens uppdrag gäller till dess att ny valberedning utsetts.

Valberednings sammansättning har varit följande: Hans Hedström (Carnegie Fonder AB), Caroline Örås och Björn Örås. De tre ägarrepresentanterna representerar cirka 75 procent av rösterna. Till ordförande har Hans Hedström valts.

Under året har tre sammanträden hållits. Inför årsstämman har uppdraget varit att bereda och lämna förslag till ordförande vid stämman, val av styrelse och ledamöter, val av revisorer, arvode till styrelsens ordförande och ledamöter och principer för utseende för valberedning.

Inför nomineringsprocessen för Uniflex styrelse genomförs under ordförandens ledning en utvärdering av alla styrelseledamöters insatser. Samtliga styrelseledamöter har också fyllt i en utvärderingsblankett avseende styrelsearbetet under året. Resultatet av denna utvärdering har delgivits valberedningen och har utgjort underlag för valberedningens diskussioner.

Inför årsstämman 2018 kommer valberedningen att lämna förslag till stämmoordförande, antal styrelseledamöter, styrelseordförande och styrelseledamöter samt val av revisorer. Valberedningen kommer även att lämna förslag på arvode till ordförande samt övriga ledamöter, revisorer samt föreslå hur den nya valberedningen ska utses. Valberedningens förslag presenteras i kallelsen till årsstämman och på Uniflex hemsida. I sitt arbete med att lämna förslag till styrelse har valberedningen beaktat den mångfaldspolicy som tillämpas för styrelsen, se nedan.

Ingen ersättning från Uniflex har utgått till valberedningens ledamöter.

Mångfaldspolicy

För att främja mångfald i styrelsen, tillämpar Uniflex en mångfaldspolicy vid tillsättning av styrelseledamöter. Policyn syftar till att vara ett styrdokument vid tillsättning av styrelseledamöter oavsett nyval eller omval. Det är valberedningen som ansvarar för att mångfaldspolicyn beaktas i de förslag de lämnar till årsstämman.

Som ett led i att utvärdera i vilken utsträckning styrelsen uppfyller krav på relevant erfarenhet och kompetens med hänsyn till bolagets verksamhet, ser valberedningen över underlag som omfattar:

- Styrelseordförandens redogörelse för bolagets verksamhet, mål och strategier.
- Hur styrelsearbetet fungerat under det gånga året.
- Resultat av den årliga utvärderingen av styrelsen och dess arbete.

Vid tillsättning av styrelseledamöter i Uniflex styrelse, oavsett nyval eller omval, tar valberedningen i beaktande:

- Att styrelsen består av en sammansättning ledamöter som tillsammans innehar relevant kompetens och erfarenhet som krävs med hänsyn till bolagets verksamhet, utvecklingsskede och övriga relevanta förhållanden.
- Könsfördelning

Resultatet av utvärderingen är att valberedningen anser att de förslag de lämnat till årsstämman väl uppfyller de krav på relevant erfarenhet och kompetens samt att könsfördelning, ålder, utbildning och yrkesbakgrund för styrelseledamöterna är väl balanserade.

Uniflex har även en bolagsövergripande mångfaldspolicy som syftar till att alla medarbetare inom Uniflex verksamhet ska tillförsäkras lika värde oavsett kön, könsidentitet, etniskt ursprung, religiös tillhörighet, funktionshinder, ålder eller sexuell läggning, se även beskrivning i hållbarhetsrapporten nedan.

Styrelsen

Styrelsen ska förvalta bolagets angelägenheter och samtliga aktieägares intressen. Styrelsen ska ha en storlek och sammansättning som säkerställer dess förmåga att förvalta bolagets angelägenheter med integritet och effektivitet. Styrelsens uppgifter regleras i aktiebolagslagen och bolagsordningen. Styrelsen svarar för bolagets organisation och förvaltning och bedömer löpande moderbolagets och koncernens ekonomiska situation. Styrelsen har fastställt styrelsens arbetsordning samt instruktioner till VD.

Formerna för styrelsens arbete ska fastställas av styrelsen och vara tydliga och väl dokumenterade. Arbetsordningen reglerar även arbetsfördelning och ansvar mellan styrelsen, dess ordförande och verkställande direktören samt innehåller ekonomiska rapporteringsrutiner för verkställande direktören.

Styrelsens ordförande har ett särskilt ansvar för att styrelsens arbete är väl organiserat och bedrivs effektivt. Ordföranden företräder bolaget i ägarfrågor. Styrelsen har bland annat till uppgift att fastställa strategier, affärsplaner, budgetar, delårsrapporter och bokslutskommunikéer. Vidare har styrelsen att övervaka verkställande direktörens arbete, tillsätta och avsätta verkställande direktör, övervaka bolagets efterlevnad av ersättning till ledande befattningshavare samt besluta om väsentliga förändringar i bolagets organisation och verksamhet.

Uniflex styrelse består av fyra ledamöter valda vid årsstämman den 25 april 2017. Styrelsen konstituerar sig vid ett styrelsemöte som hålls direkt efter årsstämman. Under 2017 har totalt sju styrelsemöten hållits, varav ett konstituerande. Representanter för bolagets ledningsgrupp och annan ledningspersonal har under året regelbundet deltagit på styrelsemöten för att redogöra för frågor inom sina respektive områden.

				Oberoende i förhållande till	
Styrelseledamot	**Funktion**	**Invald**	**När-varo**	**bolaget och dess ledning**	**bolagets större aktieägare**
Björn Örås	Ordförande	2002	7/7	Ja	Nej
Monica Lindstedt	Ledamot	2004	2/2	Ja	Ja
Thomas Krishan	Ledamot	2013	1,5/2	Ja	Ja
Jenny Pizzignacco	Ledamot	2014	7/7	Ja	Ja
Eva Gidlöf	Ledamot	2016	7/7	Ja	Ja
Staffan Jufors	Ledamot	2017	5/5	Ja	Ja

För ytterligare uppgifter om styrelsen hänvisas till sidan 62.

Ersättningsutskott och revisionsutskott

Då styrelsen endast består av fyra medlemmar har styrelsen beslutat att inte inrätta ersättningsutskott eller revisionsutskott. Dessa frågor hanteras istället av styrelsen i dess helhet och ingen ersättning för utskottsarbete utgår.

Styrelseutvärdering

Styrelsen genomför årligen en utvärdering av sitt arbete. Huvudpunkterna i utvärderingen är;

- Styrelsens roller, planering och funktioner
- Styrelsemöten
- Styrelsematerial, information och rapporter
- Styrelseledamöterna
- Styrelsens ordförande
- Verkställande direktören

Utvärderingen används som ett verktyg för att utveckla styrelsens arbete och utgör också ett underlag för valberedningens nomineringsarbete. Det är styrelsens ordförande som varje år initierar och leder utvärderingen av styrelsen arbete. I utvärderingen ingår skriftliga frågeformulär och diskussioner i styrelsen.

Revisorer

Bolagets externa revisorer är sedan årsstämman 2014 Grant Thornton Sweden AB med Stefan Hultstrand som huvudansvarig revisor, se sidan 62. Grant Thornton Sweden AB valdes vid årsstämman 2017 för en period om ett år. Den totala ersättningen till revisorerna för 2017 uppgick till 596 KSEK (443), varav 560 KSEK (394) avsåg revisionstjänster och 36 KSEK (49) kronor avsåg konsulttjänster eller andra uppdrag.

Verkställande direktören

Verkställande direktör utses av styrelsen och har som uppdrag att sköta den löpande förvaltningen i bolaget enligt de riktlinjer och anvisningar som uppställs i lag, bolagsordning och den interna arbetsinstruktionen. Jan Bengtsson har varit VD och koncernchef för Uniflex sedan bolaget bildades 2002. För ytterligare upplysningar om VD hänvisas till sidan 63. VD leder verksamheten inom de ramar som styrelsen fastlagt. VD är skyldig att bereda och inför styrelsen föredraga frågor som ligger utanför den löpande förvaltningen. VD tillsänder med jämna mellanrum den information som krävs för att följa bolagets och koncernens ställning, verksamhet och utveckling samt håller styrelsens ordförande informerad löpande.

Koncernledning

Koncernledningen utgörs av en ledningsgrupp som förutom verkställande direktören består av de övriga personer som förtecknats under ledande befattningshavare på sidan 63. Ledningsgruppen fungerar i huvudsak som ett forum för diskussion och genomgång av övergripande frågor. Beslut fattas dock inte centralt i ledningsgruppen utan av antingen verkställande direktören, eller den befattningshavare vars ansvarsområde berörs av beslutet i fråga.

Styrelsens och ledande befattningshavares ägarintressen

Information om styrelsens och ledande befattningshavares innehav av aktier och optioner per 2017-12-31 framgår av sidorna 62–63.

Koncernens ersättningspolicy

Arvodet till styrelsens ordförande och ledamöter utgår i enlighet med årsstämmans beslut. Ersättning till verkställande direktör och andra ledande befattningshavare utgörs av grundlön och en rörlig ersättning, aktierelaterade incitamentsprogram, övriga förmåner samt pension. Se not 6 för detaljerad information.

Intern kontroll avseende finansiell rapportering

Kontrollmiljö

Bolaget har etablerade rutiner för att kontinuerligt övervaka och kontrollera de risker som är förknippade med verksamheten och dess mål. Styrelsen ansvarar för att bolaget har god intern kontroll och formaliserade rutiner som säkerställer att fastlagda principer för finansiell rapportering och intern kontroll efterlevs samt att bolagets finansiella rapportering är upprättad i överensstämmelse med lag, tillämpliga redovisningsstandarder och övriga krav på noterade bolag.

Riskbedömning

Genom riskbedömningen identifieras och utvärderas de risker som kan medföra att koncernens mål för den finansiella rapporteringen inte uppfylls. Riskgenomgången sker årligen under ledning av Ekonomi. Uniflex största risker avseende den finansiella rapporteringen kopplas till värdering av kundfordringar, intäkter samt personalkostnader.

Kontrollaktiviteter

Det övergripande syftet med den interna kontrollen är att skydda såväl ägarnas investering i bolaget som bolagets tillgångar. Uniflex organisation präglas av en tydlig ansvarsfördelning samt väl fungerande och inarbetade styr- och kontrollsystem. Internkontrollen omfattar samtliga delar av Uniflex verksamhet. Uniflex ekonomifunktioner är integre-

rade genom ett gemensamt rapporteringssystem och en gemensam redovisningsinstruktion. Ekonomifunktionen har ett nära och väl fungerande samarbete med marknadsområdescheferna, regioncheferna och affärsområdescheferna avseende rapportering och bokslut.

Styrelsen har gjort bedömningen att Uniflex, utöver befintliga processer och funktioner för intern kontroll, inte behöver införa en egen internrevisionsfunktion. Uppföljningen som utförs av styrelsen, ledningen samt bolagets externa revisorer bedöms för närvarande fullgöra behovet. Styrelsen gör dock en årlig bedömning för att utvärdera om en sådan funktion är nödvändig för att upprätthålla en bra kontroll inom bolaget och koncernen.

Bolaget har valt att inte ha extern revision av delårsrapporterna då den interna kontrollen bedöms tillfredsställande och hanteringen av risker väl underbyggd.

Uppföljning och utvärdering
Uniflex går årligen igenom att kontrollaktiviteterna genomförs. Stor vikt läggs då vid de policyer och instruktioner som visar ledningens och styrelsens syn på intern styrning och kontroll.

Information och kommunikation
Den finansiella informationsgivningen till Uniflex aktieägare och intressenter ska vara korrekt, fullständig, transparent, konsekvent samt ske på lika villkor. Informationsgivningen i Uniflex följer de av styrelsen fastställda policyerna Kommunikationspolicy och Kapitalmarknadspolicy. Händelser som bedöms som kurspåverkande offentliggörs genom pressmeddelanden. Information till externa intressenter ges via årsredovisningen, bokslutskommunikén och delårsrapporterna samt pressmeddelanden. Uniflex utformar årsredovisningen, delårsrapporter och annan löpande information i enlighet med svensk lag och praxis. Samtligt material finns tillgängligt på bolagets webbplats www.uniflex.se där även information om bolagsstyrningen finns.

Det är bolagets VD som ansvarar för företagets kontakter gentemot kapitalmarknaden, arbetsmarknaden, medier och andra intressegrupper. Riktlinjer för den finansiella rapporteringen kommuniceras till de anställda genom rutiner och policyer som finns tillgängliga på bolagets intranät.

För anställda finns en whistle blower-funktion tillgänglig där de anonymt kan rapportera missförhållanden hos företaget inklusive eventuella brister i Uniflex finansiella rapportering.

HÅLLBARHETSRAPPORT

Om hållbarhetsrapporten

Detta är Uniflex första hållbarhetsrapport och avser räkenskapsåret 2017. Hållbarhetsrapporten är upprättad i enlighet med bestämmelserna i Årsredovisningslagen 6 och 7 kap. och omfattar hela Uniflexkoncernen. Nyckeltal och innehåll som presenteras avser endast Uniflex Sverige AB då mätning av nyckeltal inte finns att redovisa avseende de utländska dotterbolagen. Verksamheten i Uniflex Sverige AB står för cirka 90 procent av den totala koncernomsättningen. Verksamheten i alla bolag inom koncernen är likvärdig och är inom bemanning och rekrytering. Dotterbolagens verksamhet i Norge, Finland och Tyskland står för en procentuellt liten del av den totala koncernomsättningen och de arbetar i nuläget inte med hållbarhetsfrågor i samma utsträckning som det svenska bolaget. Uniflex avser att framåt se över hur och i vilken utsträckning man kan påbörja hållbarhetsarbetet i dotterbolagen.

Affärsmodell

Uniflex erbjuder snabb och flexibel bemanning till rätt pris. Erbjudandet gäller yrkesområden som lämpar sig för uthyrning av personal i större antal. Vissa arbetsuppgifter som skall utföras är av enklare slag och kräver inte förkunskaper. Andra uppdrag kräver relevant erfarenhet eller licens som till exempel ett truckförarkort. Arbetet kräver inte akademisk utbildning.

Fokus ger kompetens och stordrift
För att kunna möta kundernas behov av snabbhet och flexibilitet till en rimlig kostnad fokuserar Uniflex på att arbeta med kunder med potential att upphandla stora volymer.

Genom fokusering på de utvalda yrkesområdena:

- Industri
- Lager
- El & Tele
- Bygg & Anläggning
- Växel & Reception
- Försäljning & Kundservice
- Administration

uppnår Uniflex hög kunskapsnivå och stort förtroende i arbetet med försäljning, rekrytering och leverans. Det i sin tur skapar försäljningsvolymer och stordriftsfördelar.

Försäljning – rekrytering – leverans
Försäljningsarbetet pågår kontinuerligt för att upprätthålla och öka efterfrågan. Hos stora kunder tecknar ofta kundens centrala inköpsavdelning ramavtal på normalt 1–2 år med ett mindre antal leverantörer av bemanningstjänster. Den faktiska beställningen och leveransen är lokal. Det är således viktigt att det finns en närvaro på de orter där man önskar göra affärer.

Fokus på utvalda yrkesområden ger hög effektivitet i rekryteringen inom de yrkeskategorier som erbjuds. Uniflex personalansvariga har utvecklat en förmåga att snabbt kunna matcha kundens behov med rätt personal. För att hålla en hög leveranskapacitet pågår en ständig rekryteringsprocess av personal.

Under leverans har såväl kund- som personalansvariga nära kontakt med kunden och den uthyrda personalen för att följa upp och garantera att arbetet möter kundens förväntningar och för att säkerställa personalens trivsel.

Organisationsstruktur
Uniflex har valt en organisationsstruktur (bilden nedan) som syftar till att behålla det lilla företagets närhet, engagemang och flexibilitet samtidigt som kunderna ges tryggheten av att samarbeta med ett stort företag. Det uppnås genom att affärsverksamheten är uppdelad i affärsområden som består av ett mindre antal säljare och personalansvariga samt upp till ett par hundra uthyrda.


Nytt affärsområde
Nytt affärsområde
Nytt affärsområde
50–200 uthyrda
50–200 uthyrda
50–200 uthyrda
Nytt affärsområde
Nytt affärsområde
Nytt affärsområde
50–200 uthyrda
50–200 uthyrda
50–200 uthyrda
Affärsområden
Affärsområden
UNIFLEX
BEMANNING
Affärsområden
Affärsområden
50–200 uthyrda
50–200 uthyrda
50–200 uthyrda
50–200 uthyrda
50–200 uthyrda
50–200 uthyrda
Nytt affärsområde
Nytt affärsområde
Nytt affärsområde
Nytt affärsområde
Nytt affärsområde
Nytt affärsområde

När ett nytt affärsområde startas består det endast av en affärsområdeschef. Affärsområdet byggs sedan stegvis ut och ska som mest omfatta fem innepersoner. Därefter startas ett nytt affärsområde på samma ort eller närliggande ort. Varje affärsområde har ett eget resultatansvar och utgör även en provisionsenhet. Ett affärsområde leds av en affärsområdeschef som rapporterar till en marknadsområdeschef. I takt med att Uniflex växer utses fler affärsområdeschefer. Chefspositioner tillsätts framförallt med personal som redan arbetar på Uniflex och känner företagets kultur.

Intäkts- och kostnadsmodell

Intäkter
Uniflex kunder betalar per timme för den inhyrda personalen. Uppdragen är vanligen heltid och varar från en dag till flera månader. Priset kunden betalar omfattar lön, sociala avgifter, semesterersättning, pension plus ett visst påslag.

Kostnader
Uniflex kostnader består till övervägande del av personalkostnader. För att snabbt kunna anpassa kostnaderna till intäkterna strävar Uniflex efter att ha stor andel rörliga kostnader.

Majoriteten av den uthyrda personalen är anställd med garantilön. En annan typ av personal är studenter som arbetar extra och endast får lön då de arbetar. Ledning, personal med kundkontakt och administrativ personal är anställda med både fasta och rörliga lönedelar. All personal börjar med någon form av provanställning. Investeringar och fasta kostnader är låga tack vare korta lokal- och leasingkontrakt och outsourcad IT-drift.

Med fokus på försäljning, rekrytering och leverans kan Uniflex uppnå en hög debiteringsgrad för sina anställda. Stor vikt läggs vid nyckeltalet uthyrda personer i relation till antalet säljare, personalansvariga och övrig administrativ personal.

Väsentlighetsanalys

Uniflex nulägeanalys av hållbarhetsarbetet gjordes med stöd av externa hållbarhetsexperter för granskning av befintlig, relevant dokumentation såsom policys, instruktioner, processer, nyckeltal etc. Genom det arbetet identifierades potentiella hållbarhetsrisker och möjligheter i verksamheten. Kartläggningen visade på vad som skulle kunna anses vara relevanta hållbarhetsaspekter i verksamheten och som blev underlag för väsentlighetsanalysen och intressentdialogen.

Följande förslag på relevanta hållbarhetsaspekter identifierades:

- Mångfald och jämställdhet
- Kompetensutveckling för medarbetare
- Fysisk- och psykosocial arbetsmiljö
- Anställningstrygghet
- Koldioxidutsläpp från transporter
- Miljöpåverkan i vår kontorsdrift
- Miljöpåverkan i våra uppdrag
- Kundnöjdhet
- Affärsetik och korruption
- Data- och informationssäkerhet
- Hållbar leverantörskedja
- Välgörenhet och samhällsprojekt

Uniflex intressenter bestod av uthyrda medarbetare, intern personal, Uniflex ledningsgrupp, Uniflex styrelse samt Uniflex 10 största kunder. Samtliga intressenter var inom det svenska bolaget, Uniflex Sverige AB. Dessa intressenter ansåg Uniflex kunde bidra med värdefull input om vilka av ovan hållbarhetsaspekter som är mest relevanta för Uniflex att ha fokus på avseende verksamhetens hållbarhetsarbete. Intressenternas åsikter samlades in genom en webbenkät där intressenten fick möjlighet att markera fem av ovan områden man ansåg skulle prioriteras.

Resultatet av enkäten visade följande områden som mest prioriterade:

- Mångfald och jämställdhet
- Fysisk- och psykosocial arbetsmiljö
- Anställningstrygghet

Styrning och ansvar för hållbarhetsaspekter i verksamheten

Det är styrelsen tillsammans med VD som har det övergripande ansvaret för verksamhetens hållbarhetsarbete. I denna rapport redovisar Uniflex mål och resultat som är kopplade till våra mest väsentliga hållbarhetsområden i Uniflex Sverige AB. Uniflex verksamhetsledningssystem är utformande efter ISO samt OHSAS standard. Uniflex är certifierade inom standarderna ISO 14001 (miljö), ISO 9001 (kvalitet) samt OHSAS 18001 (arbetsmiljö). Genom externa och interna revisioner av befintliga verksamhetsledningssystem säkerställer Uniflex löpande att det finns kvalitetssäkrade rutiner och processer för att hantera verksamheten och dess risker. Uniflex har fastställda policys avseende miljö, kvalitet och arbetsmiljö som ligger till grund för arbetet inom dessa områden. Policys granskas och revideras vid behov årligen av Uniflex ledningsgrupp. Policys som hänvisas till i denna hållbarhetsrapport avser verksamheten i Uniflex Sverige AB och är framtagna i och för verksamheten i Sverige.

Verksamhetens art innebär att en stor del relevanta frågor för hållbarhetsarbetet ligger inom ramen för personal- och arbetsmiljöfrågor. Uniflex HR-chef ansvarar för rutiner, processer och policys inom dessa områden. Policys inom personal och arbetsmiljö kommuniceras ut till alla nyanställda och står med i personalhandboken. Uniflex kvalitets- och miljöchef ansvarar för rutiner, processer och policy för arbetet inom kvalitetssäkring och miljö.

Genom extern lagefterlevnadskontroll säkerställer Uniflex kännedom om och efterlevnad av lagar och krav inom miljö och arbetsmiljö som är relevanta för verksamheten. En gång årligen presenterar kvalitets- och miljöchef för Uniflex ledningsgrupp företagets mål och utfall inom ramen för hållbarhetsfrågorna. Mål och nyckeltal inom kvalitet, miljö och arbetsmiljö analyseras och granskas. Revidering av mål görs tillsammans i ledningsgruppen.

Utöver policys inom ovan nämnda områden har Uniflex även en "Uniflex Code of Conduct" som sammanfattar gällande riktlinjer för verksamheten.

Se bolagsstyrningsrapporten ovan för styrning och ansvar i bolaget.

Väsentliga hållbarhetsrelaterade risker och riskhantering

Nedan beskrivs relevanta identifierade hållbarhetsrelaterade risker samt riskhantering i verksamheten.

Miljö

Väsentliga risker: Miljö ansågs inte vara ett fokusområde för Uniflex hållbarhetsarbete enligt enkäten i intressentdialogen. Uniflex bedriver inte heller någon miljöpåverkande verksamhet i egenskap av tjänsteföretag men ser det som en hygienfaktor att beakta vilken miljöpåverkan som finns i verksamheten och hur den kan minskas.

Riskhantering: Certifiering inom standarden ISO14001 avseende miljö innebär att löpande identifiera miljömål i verksamheten för minskad miljöpåverkan. Uniflex har som krav på sina leverantörer att även de är certifierade inom miljö alternativt har ett strukturerat miljöledningssystem.

Sedan ett antal år skickas lönespecifikationer samt informationsbrev till konsulter ut via en digital portal vilket har minskat pappersförbrukningen avsevärt. Under 2018 kommer Uniflex att övergå till digital signering av anställningsavtal, vilket kommer att minska pappersförbrukningen ytterligare.

En annan miljöaspekt är förbrukning av arbetskläder. På många kunduppdrag inom industri, lager och bygg utrustas personalen med arbetskläder. Uniflex har som mål att minska förbrukning av arbetskläder genom att uppmana till att tvätta och återanvända dem. Detta mål mäts och bevakas genom att beräkna en snittkostnad för arbetskläder per anställd på arbetarsidan, där uppföljning görs två gånger per år. Nuvarande mål är att ha en snittkostnad på 500 kr per anställd och halvår. Under 2017 var snittkostnaden för första halvåret 922 kr per anställd och för andra halvåret 801 kr per anställd. Den höga kostnaden för 2017 beror sannolikt på ett antal nystartade uppdrag på arbetarsidan som krävt inköp av nya arbetskläder. För att försöka nå målet uppmanas organisationen att alltid att överväga om arbetskläder kan återanvändas istället för att köpa in nya.

Uniflex köper begagnade datorer samt IT- komponenter som restaureras/rekonditioneras och används internt. IT-utrustning som fasas ut hanteras på ett säkert och miljövänligt sätt.

Sociala förhållanden inklusive personalfrågor
Väsentliga risker: Då Uniflex verksamhet till stor del innebär att uthyrda medarbetare arbetar på kunduppdrag inom industri, lager och bygg där det kan finnas risker i den fysiska arbetsmiljön är det en av de viktigaste frågorna. Personal kan råka ut för skador och ohälsa i de fall kännedom och information om aktuella säkerhetsinstruktioner och risker för uppdraget saknas. Det finns även stor risk för ökad sjukfrånvaro och ohälsa om inte den psykosociala arbetsmiljön följs upp. Utan ett systematiskt arbetsmiljöarbete som innebär beaktning, och åtgärder av risker i arbetsmiljön på våra kunduppdrag löper Uniflex risk för sanktionsavgifter till Arbetsmiljöverket. Sammantaget finns risker såsom hög personalomsättning, sjukdom och ohälsa hos personalen samt ett dåligt anseende på arbetsmarknaden i det fall Uniflex inte löpande arbetar med frågor som rör medarbetarna.

Riskhantering: Uniflex HR-avdelning utbildar löpande i arbetsmiljöfrågor och informerar hur man går tillväga för att anmäla arbetsskador och tillbud. Vid nyanställning informeras om vikten av att man som uthyrd medarbetare anmäler tillbud till närmsta chef för att minska arbetsplatsolyckorna. Uniflex HR-avdelning kommer under våren 2018 att ta fram en ny checklista för att säkerställa arbetsmiljön på kunduppdrag. Checklistan innefattar frågor som rör den fysiska såväl som den psykosociala arbetsmiljön. Fokus ökar på samarbetet med kunderna för att göra riskbedömningar och åtgärdsplaner för risker i arbetsmiljön. Uniflex HR-avdelning genomför årligen medarbetarundersökningar där frågor om såväl den fysiska arbetsmiljön som den psykosociala, upplevelsen av stress och obalans i arbetsrollen samt om man känner till hur man går tillväga för att anmäla ett tillbud eller en arbetsplatsolycka lyfts upp. Varje affärsområde får ta del av enkätresultatet för de egna medarbetarna och upprättar därefter en handlingsplan utifrån vad som framkommit i enkäten. För den interna personalen ser processen ut på samma sätt, närmsta chef tar del av resultatet och upprättar en handlingsplan beroende på utfallet av enkäten. Vårt certifierade verksamhetsledningssystem hjälper oss att ständigt förbättra och utveckla vårt systematiska arbetsmiljöarbete.

Respekt för mänskliga rättigheter
Väsentliga risker: Frågor om mänskliga rättigheter i Uniflex verksamhet kan kopplas till områden såsom jämställda löner och arbetsvillkor samt att motverka all typ av kränkande särbehandling. Mänskliga rättigheter handlar även om att känna till anställdas rättigheter och Uniflex skyldigheter som arbetsgivare gentemot anställda. Uniflex arbetar för jämställda löner och övriga villkor för anställda, oavsett kön, för att minimera risken att bidraga till ökade löneglapp mellan män och kvinnor på arbetsmarknaden. Samma förutsättningar ska ges till kvinnor och män vad gäller möjligheten till föräldraledighet utan att det påverkar löneutveckling eller karriärmöjligheter på ett negativt sätt. Under pågående rekryteringsprocess och dialog med kund ska det vara tydligt att urval sker baserat på kompetens och inte grundat på parametrar som kan anses vara diskriminerande. Uniflex måste aktivt arbeta för att motverka all typ av kränkande särbehandling för att minimera risk för dåligt anseende, svårighet att rekrytera personal och försämrad arbetsmiljö.

Riskhantering: Sedan 2017 genomförs enligt lag en årlig lönekartläggning för att identifiera eventuella osakliga löneskillnader mellan kvinnor och män i olika yrkesgrupper. Sedan 2017 genomförs årligen en intern kartläggning av i vilka processer det kan finnas risk för att utsätta någon för diskriminering. Risker för anställda avseende möjlighet att förena föräldraskap och arbete, process vid rekrytering och befordran, arbetsförhållanden, utbildning och kompetensutveckling, löner och andra anställningsvillkor, ses över. Efter kartläggningen 2017 uppdaterades urvalsprocessen med tydliga riktlinjer om att annonsering och rekrytering inte får ske på annan grund än kompetens. Uniflex har policys för att främja mångfald och jämställdhet, policy för lönesättning och lönekriterier. Dessa kommuniceras ut till alla anställda främst genom att de finns med i Uniflex personalhandbok som gås igenom tillsammans med närmsta chef vid nyanställning.

Korruption och mutor

Väsentliga risker: Uniflex har nolltolerans mot korruption och mutor. Det framgår i en nyligen framtagen policy för antikorruption samt även i Uniflex Code of Conduct. Risken för mutor och korruption anses vara liten då kontroller av utlägg görs löpande av närmsta chef och Uniflex löneavdelning. Det finns tydliga riktlinjer i vår policy om vad som är godkänd representation gentemot kunder. Uniflex har även en visselblåsarfunktion dit man kan vända sig som medarbetare och kund i det fall man misstänker oegentligheter i verksamheten. I policyn för visselblåsning står uttryckligen att man inte råkar ut för några repressalier i det fall man anmäler oegentligheter.

Riskhantering: Policyn för antikorruption kommuniceras ut till samtliga anställda och närmsta chef har ansvar för att dess närmsta medarbetare följer policyn. I policyn kan man tydligt läsa vilka riktlinjer man har att följa. I policyn för visselblåsarfunktionen framgår tydligt hur man går tillväga för att anmäla eventuella oegentligheter samt vad som sker när anmälan kommer Uniflex tillhanda. Under 2017 har totalt 9 ärenden (26 ärenden föregående år) inkommit. Samtliga av dessa ärenden inkom från konsulter och rörde något i anställningsförhållandet för respektive konsult och hanterades av Uniflex centrala HR-avdelning i samråd med konsultens närmsta chef på lokal basis.

Identifierade hållbarhetsområden

Som nämnts ovan valde Uniflex intressenter ut mångfald och jämställdhet, fysisk- och psykosocial arbetsmiljö samt anställningstrygghet som prioriterade hållbarhetsområden för Uniflex verksamhet.

Mångfald och jämställdhet

Som arbetsgivare krävs ett aktivt arbete med att främja jämställdhet och mångfald, samt att motverka diskriminering och all annan typ av kränkande särbehandling.

Mångfald

För att kunna öka mångfalden i företaget behövs en urvals- och rekryteringsprocess som minimerar risken att diskriminera. Krav som kan vara diskriminerande får inte ställas på våra arbetssökande. I det fall kunden ställer krav på att den medarbetare som ska hyras in exempelvis ska ha ett visst kön, vara en viss ålder, tillhöra en viss trosuppfattning eller religion skall dessa krav ej beaktas. Rekrytering ska alltid ske utifrån kundens formella kravprofil. Indirekt diskriminering, exempelvis genom att i annonsen efterfråga någon med exceptionella svenskkunskaper istället för språkkrav; svenska, får aldrig förekomma. Sådana krav kan riskera att indirekt leda till etnisk diskriminering då det försvårar chanserna för utrikesfödda att få tjänsten. Genom en urvals- och rekryteringsprocess som motverkar diskriminering, tror Uniflex att mångfalden i företaget kan öka.

Könsfördelning anställda

Antal anställda i genomsnitt under 2017 var 3 057 personer. Per den 2017-12-31 var könsfördelningen på Uniflex 31 procent kvinnor och 69 procent män. Könsfördelningen bland den interna personalen var per den 2017-12-31 61 procent kvinnor och 39 procent män. Anledningen till att andel kvinnor är så pass mycket större beror sannolikt på att en stor del anställda arbetar inom personalområdet och till dessa tjänster inkommer fler ansökningar från kvinnor. Könsfördelningen bland den uthyrda personalen var per den 2017-12-31 30 procent kvinnor och 70 procent män. Den ojämna könsfördelningen mellan våra uthyrda medarbetare beror i stort på att de yrken inom vilka Uniflex hyr ut personal traditionellt sett är mansdominerade.

Snittålder

Genomsnittsåldern på Uniflex var 28 år under 2017 där snittåldern för den interna personalen var 31 år och för den uthyrda personalen 28 år.

Jämställdhet
Uniflex jämställdhetspolicy säger att i enlighet med diskrimineringslagen ska Uniflex främja kvinnors och mäns lika rätt i fråga om arbete, anställnings- och andra arbetsvillkor samt utvecklingsmöjligheter. Uniflex skall tillsammans med arbetstagare verka för att utjämna och förhindra skillnader i löner och andra anställningsvillkor mellan kvinnor och män som utför arbete som är att betrakta som lika eller likvärdigt samt främja lika möjligheter till löneutveckling för kvinnor och män.

Sedan 2017 görs enligt lag en årlig lönekartläggning som är en viktig del i arbetet att hitta eventuella osakliga löneskillnader mellan könen. I den senaste lönekartläggningen kunde inte identifieras några osakliga löneskillnader mellan könen i någon yrkeskategori.

I gällande kollektivavtal som reglerar villkoren för våra kollektivanställda betalas lön enligt GFL, genomsnittligt förtjänstläge, vilket eliminerar risken för osakliga löneskillnader mellan könen då det innebär att medarbetare på ett och samma uppdrag har samma lön. Majoriteten av Uniflex anställda är kollektivanställda vilket är en stor fördel i arbetet med att främja lika lön oavsett kön.

Anmälda fall
Uniflex har nollvision vad gäller fall av personer ska ha upplevt sig trakasserade eller diskriminerade på arbetsplatsen. Under 2017 inkom inte några anmälda fall av diskriminering eller någon annan form av kränkande särbehandling.

Fysisk och psykosocial arbetsmiljö
Uniflex certifiering inom standarden OHSAS 18001 innebär att det finns ett väl genomarbetat verksamhetsledningssystem som ligger till grund för det systematiska arbetsmiljöarbetet i praktiken. Uniflex HR-avdelning utbildar löpande i arbetsmiljöfrågor och under 2017 utbildades all intern personal i rutinerna avseende anmälan av arbetsskador och tillbud. Uniflex uppmanar löpande medarbetarna att anmäla arbetsskador och tillbud till närmsta chef, genom att informera om tillvägagångssätt i bland annat personalhandboken.

Anmälda arbetsplatsolyckor
Under 2017 anmäldes totalt 101 arbetsskador. 87 procent av arbetsskadorna gällde män och 13 procent gällde kvinnor. Antalet anmälda arbetsskador ökade med cirka 33 procent under 2017 i jämförelse med föregående år. Uniflex mål 2017 var att minska antalet arbetsskador med 10 procent under 2017. Ökningen av anmälda i arbetsskador behöver inte nödvändigtvis betyda att olyckorna blivit fler, utan kan även bero på att den interna personalen utbildats och uppmanar de uthyrda medarbetarna att anmäla skador i större utsträckning än man gjort tidigare.
För att nå målen om att minska antal olyckor kommande år har Uniflex HR-avdelning tagit fram en ny checklista som är tänkt att underlätta för den interna personalen med att genomföra undersökning av arbetsmiljön hos kund. I checklistan finns mer utförliga frågor om riskbedömningar av kundens verksamhet och ökat fokus på att tillsammans med kund arbeta gemensamt med arbetsmiljöansvaret vilket gynnar både de uthyrda medarbetarna och kundernas egna medarbetare. Målet att minska antal arbetsolyckor med 10 procent kvarstår under 2018.

Anmälda tillbud
Under 2017 anmäldes totalt 18 tillbud. Antal tillbud har ökat med cirka 29 procent jämfört med föregående år. Uniflex mål 2017 var att öka antalet inkomna tillbudsrapporteringar med 5 procent. Målet att öka antalet tillbudsrapporteringar kvarstår under 2018. Ett ökat antal anmälda tillbud leder sannolikt till färre arbetsplatsolyckor. De vanligaste förebyggande åtgärderna som gavs under 2017 när en olycka eller ett tillbud har inträffat var
- information om vikten av uppmärksamhet och försiktighet.
- information om rätt arbetssätt och att använda arbetsutrustning rätt.

Sjukfrånvaro
Sjukfrånvaron för Uniflex Sverige AB var 7,6 procent under 2017, en minskning med 0,4 procentenheter jämfört med föregående år.

Målet under 2017 var att minska sjukfrånvaron med 2 procentenheter och samma mål kvarstår under 2018. Uniflex arbetar i stor utsträckning med att tidigt sätta in rätt insatser och följa upp med samtal när en medarbetare har många tillfällen av korttidsfrånvaro för att undvika en längre sjukskrivning.

Uniflex har som mål att noll personer ska rapporteras berusade eller drogpåverkade på arbetsplatsen. En anmälning om person som varit alkoholpåverkad på arbetet kom in under 2017. Utredning av ärendet gjordes av medarbetarens närmsta chef på lokal nivå.

Friskvårdsbidrag

Uniflex erbjuder anställda som varit anställda i över 3 månader och har en anställning som avser att pågå 6 månader eller längre, friskvårdsbidrag vid köp av träningskort eller andra berättigade friskvårdstjänster. 16 procent av registrerade användare har nyttjat friskvårdsbidraget under 2017. Det är en ökning med 6 procentenheter från föregående år som sannolikt beror på löpande påminnelser om möjlighet att nyttja sitt friskvårdsbidrag.

Medarbetarenkät

Uniflex skickar ut två medarbetarenkäter en gång årligen, en enkät till den interna personalen och en enkät till konsulterna. Frågorna handlar om den fysiska såväl som den psykosociala arbetsmiljön. Utfall och mål för 2017 års enkät var som följande:

Intern personal		**Konsulterna**	
Mål:	4,5 av 6	Mål:	4,0 av 6
Utfall:	5,0 av 6	Utfall:	4,7 av 6

Generellt sett är detta höga betyg, vilket visar på att man trivs väldigt bra med att arbeta på Uniflex.

Anställningstrygghet

Uniflex är medlemmar i branschorganisationen Almega Bemanningsföretagen. Som medlemsföretag i Almega bemanningsföretagen granskas man årligen för att få kvarstå som medlem och således auktoriserat bemanningsföretag.

Kollektivavtal styr lönenivån

Uniflex har kollektivavtal med LO, Unionen och Akademikerförbunden. LO:s arbetaravtal gäller för Uniflex anställda inom industri, lager, bygg och anläggning, el och tele, butik, städ och restaurang (ca 60 procent av den uthyrda personalen) medan Unionens tjänstemannaavtal gäller för Uniflex anställda inom område kontor, administration, call-center och reception (ca 40 procent av den uthyrda personalen). Uniflex skall enligt LO-avtalet betala samma lön till sina anställda som kunderna i genomsnitt betalar till sina egna anställda. Detta gör att villkoren för Uniflex LO-anställda varierar beroende på vilket företag de är uthyrda till. För Uniflex tjänstemän sker lönesättningen individuellt. Kollektivavtalen gäller vanligtvis mellan ett och tre år.

Garanterad lön

Alla anställda börjar med någon form av provanställning/ visstidsanställning vilken vanligen varar sex månader. Därefter blir de tillsvidareanställda. Lönen utgår per timme eller månad och den anställde är garanterad en viss lön som uppgår till mellan cirka 80 och 100 procent av en heltidslön beroende på anställningstid och kollektivavtal. Kunden betalar normalt per timme och oftast hyrs personalen in på heltid. Ett uppdrag sträcker sig vanligen över en eller flera månader, men kan också vara så kort som några timmar.

Tvister

Uniflex tillämpar, i egenskap av auktoriserat bemanningsföretag, kollektivavtal för arbetare respektive tjänstemän inom bemanning. Bolaget arbetar kontinuerligt med att upprätthålla en hög kunskap i tillämpningen av kollektivavtalen samt övriga arbetsrättsliga regler som finns att förhålla sig till. Under 2017 kallade bolagets fackliga motparter till förhandling i 10 (18) olika ärenden. Majoriteten av dessa tvister kunde lösas på lokal nivå. I förhållande till antalet anställda på Uniflex, som i genomsnitt under 2017 var 3 057 (3 238) stycken, ser bolaget detta som ett fint kvitto på att det har en god efterlevnad av kollektivavtal och övriga arbetsrättsliga regler. Under 2018 kommer bolaget fortsätta arbeta på inslagna spår.

MODERBOLAGET

Moderbolagets verksamhet består av att tillhandahålla lednings- och managementtjänster till de i koncernen ingående dotterbolagen.

Under året har moderbolaget skrivit ner värdet på aktierna i det tyska dotterbolaget med totalt 12,4 MSEK; 8,8 MSEK motsvarande de aktieägartillskott för förlusttäckning moderbolaget lämnat till det tyska dotterbolaget under 2017 samt 3,6 MSEK för att motsvara det försäljningspris som avtalats om efter rapportperiodens utgång, se nedan och not 25.

VÄSENTLIGA HÄNDELSER EFTER RÄKENSKAPSÅRETS UTGÅNG

Per den 1 januari 2018 har Uniflex sålt samtliga aktier i det tyska dotterbolaget Uniflex Personal GmbH för en köpeskilling uppgående till 1,2 MSEK. Resultateffekten av transaktionen uppgår till minus 1 MSEK och har belastat resultatet för 2017.

I övrigt har inga väsentliga händelser inträffat efter räkenskapsårets utgång.

UTDELNING OCH FÖRSLAG TILL VINSTDISPOSITION

Styrelsen föreslår en utdelning om 1,65 SEK per aktie, totalt motsvarande 28 646 788 SEK baserat på 17 361 690 aktier, i enlighet med koncernens ambition om en utdelning motsvarande minst 50 procent av årets vinst i koncernen.

Till årsstämmans förfogande står följande vinstmedel i moderbolaget (SEK):

Balanserade vinstmedel	6 035 700
Överkursfond	9 344 347
Årets resultat	31 831 814
Summa	**47 211 861**

Styrelsen föreslår att vinstmedlen disponeras på följande sätt:

Utdelning 1,65 SEK per aktie	28 646 788
Balanseras i ny räkning	18 565 073
Summa	**47 211 861**

Avstämningsdag för utdelningen föreslås till onsdagen den 25 april 2018. Utbetalning beräknas då ske den 30 april.

Styrelsen lämnar följande motiverade yttrande avseende vinstutdelningsförslaget för 2017 i enlighet med 18 kap 4 § aktiebolagslagen.

Enligt styrelsens uppfattning har Uniflex en långsiktig underliggande intjäningsförmåga. Bolagets soliditet uppgår per 2017-12-31 till 27,9 procent och ett av bolagets finansiella mål är att soliditeten skall överstiga 15 procent. Mot bakgrund av bolagets intjäningsförmåga, goda soliditet och likviditet anser styrelsen att den föreslagna vinstutdelningen är rimlig och förenlig med bestämmelserna i 17 kap 3 § 2 och 3 st. aktiebolagslagen.

UNIFLEXAKTIEN

Uniflex är sedan den 1 november 2006 noterat på Nasdaq Stockholm Small Cap, tidigare Stockholmsbörsens nordiska lista. Dessförinnan var aktien noterad på First North sedan 19 november 2004 då Poolia AB skiftade ut hela sitt innehav i Uniflex till sina aktieägare.

Ingående och utgående antal aktier uppgick till 17 361 690 med kvotvärde 0,20 SEK per aktie fördelat på 4 023 815 A-aktier med röstvärde 1 och 13 337 875 B-aktier med röstvärde 1/5. Det totala antalet röster i bolaget uppgår till 6 691 390.

Aktiekursen stängde första handelsdagen på First North, 19 november 2004, på 8,16 kronor och på 20,80 kronor den 29 december 2017.

UTVECKLING UNDER PERIODEN 2013–2017



60
50
40
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2014
2015
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2017
Uniflex B
SIX Generalindex
Källa:

Ägarstruktur antal aktier per 2017-12-29	Antal aktieägare	Andel aktieägare (%)	Kapitalandel (%)	Röster (%)
1 - 500	2 532	67,94 %	2,47 %	1,28 %
501 - 1 000	504	13,52 %	2,46 %	1,28 %
1 001 - 2 000	304	8,16 %	2,82 %	1,46 %
2 001 - 5 000	230	6,17 %	4,53 %	2,35 %
5 001 - 10 000	81	2,17 %	3,51 %	1,82 %
10 001 - 20 000	35	0,94 %	3,01 %	1,56 %
20 001 - 50 000	20	0,54 %	3,50 %	1,82 %
50 001 - 100 000	6	0,16 %	2,37 %	1,23 %
100 001 - 500 000	12	0,32 %	17,93 %	9,31 %
500 001 - 1000 000	0	0,00 %	0,00 %	0,00 %
1 000 001 - 5 000 000	2	0,05 %	16,36 %	8,49 %
5 000 001 - 10 000 000	1	0,03 %	41,04 %	69,40 %
Summa	**3 727**	**100,00 %**	**100,00 %**	**100,00 %**

10 största aktieägarna per 2017-12-29	Antal A-aktier	Antal B-aktier	Kapitalandel (%)	Röster (%)
Björn Örås	4 023 815	3 101 445	41,04 %	69,40 %
Carnegie Småbolagsfond	0	1 565 520	9,02 %	4,68 %
Försäkringsaktiebolaget, Avanza Pension	0	1 275 469	7,35 %	3,81 %
Nordnet Pensionsförsäkring AB	0	450 855	2,60 %	1,35 %
Sara Örås	0	399 000	2,30 %	1,19 %
Strand Småbolagsfond	0	365 373	2,10 %	1,09 %
Caroline Örås	0	352 700	2,03 %	1,05 %
Jenny Pizzignacco	0	351 140	2,02 %	1,05 %
EFG Bank	0	222 670	1,28 %	0,67 %
SEB Life International Assurance	0	212 951	1,23 %	0,64 %
Totalt 10 största aktieägare	4 023 815	8 297 123	70,97 %	84,93 %
Övriga aktieägare	0	5 040 752	29,03 %	15,07 %
Summa	**4 023 815**	**13 337 875**	**100,00 %**	**100,00 %**

FINANSIELLA NYCKELTAL

	2017	2016	2015	2014	2013
Rörelsemarginal*, %	3,1	2,6	3,7	2,3	2,1
Vinstmarginal*, %	3,0	2,8	3,6	2,3	2,0
Avkastning på eget kapital, %	29,9	21,1	30,3	14,1	15,6
Soliditet, %	27,9	28,8	29,6	26,9	21,6
Medelantalet anställda	2 377	2 496	2 809	2 641	3 219
Omsättning per anställd, KSEK	509	477	459	444	434
Antal aktier vid periodens slut, före utspädning (000)	17 362	17 362	17 362	17 362	17 362
Antal aktier vid periodens slut, efter utspädning (000)	17 362	17 362	17 362	17 362	17 487
Antal aktier före utspädning, genomsnitt (000)	17 362	17 362	17 362	17 362	17 362
Antal aktier efter utspädning, genomsnitt (000)	17 362	17 362	17 362	17 362	17 487
Resultat per aktie före utspädning, SEK	1,41	1,06	1,56	0,65	0,72
Resultat per aktie efter utspädning, SEK	1,41	1,06	1,56	0,65	0,71
Eget kapital per aktie före utspädning vid periodens slut, SEK	5,04	5,10	5,64	4,79	4,85
Eget kapital per aktie efter utspädning vid periodens slut, SEK	5,04	5,10	5,64	4,79	5,03
Kassaflöde per aktie före utspädning vid periodens slut, SEK	1,03	1,35	2,58	2,89	-1,13
Kassaflöde per aktie efter utspädning vid periodens slut, SEK	1,03	1,35	2,58	2,89	-1,12

* Justerat för avvecklad verksamhet

DEFINITIONER NYCKELTAL

Uniflex använder sig av ett antal alternativa nyckeltal som inte är definierade enligt IFRS, även kallade APM (Alternative Performance Measures), för att förmedla en rättvisande bild av Uniflex resultat och finansiella ställning. Nedan följer definitioner av använda alternativa nyckeltal.

Rörelsemarginal
Rörelseresultatet i procent av nettoomsättningen.

Vinstmarginal
Resultatet efter finansiella poster i procent av nettoomsättningen.

Genomsnittligt eget kapital
Genomsnitt av periodens ingående och utgående balans för eget kapital.

Avkastning på eget kapital
Periodens resultat i procent av genomsnittligt eget kapital.

Kassaflöde per aktie
Kassaflöde från den löpande verksamheten per aktie.

Soliditet
Eget kapital i procent av balansomslutningen.

Omsättning per anställd
Omsättningen, inkl. avvecklad verksamhet, dividerad med medelantalet heltidsanställda.

RESULTATRÄKNING

		Koncern		Moderbolag	
Belopp i KSEK	**Not**	**2017**	**2016**	**2017**	**2016**
Rörelsens intäkter					
Nettoomsättning	2	1 187 138	1 155 284	6 562	5 821
		1 187 138	**1 155 284**	**6 562**	**5 821**
Rörelsens kostnader					
Övriga externa kostnader	3,4	-37 101	-37 807	-2 888	-2 546
Personalkostnader	5,6	-1 113 612	-1 084 935	-5 967	-4 436
Av- och nedskrivningar av anläggningstillgångar	9,10,11	-6	-2 904	-	-
Rörelseresultat		**36 419**	**29 638**	**-2 293**	**-1 161**
Resultat från finansiella investeringar					
Resultat från andelar i koncernföretag	12	-	-	36 608	12 307
Ränteintäkter	7	575	3 160	1 147	1 334
Räntekostnader och liknande resultatposter	7	-1 117	-234	-1	0
Resultat efter finansiella poster		**35 877**	**32 564**	**35 461**	**12 480**
Skatt på årets resultat	8	-8 209	-7 692	-3 629	-3 788
Årets resultat från kvarvarande verksamheter		**27 668**	**24 872**	**31 832**	**8 692**
Resultat från avvecklad verksamhet	24	-3 170	-6 434	-	-
ÅRETS RESULTAT		**24 498**	**18 438**	**31 832**	**8 692**
Moderbolagets aktieägare		24 498	18 438	31 832	8 692
Innehav utan bestämmande inflytande		-	-	-	-
Resultat per aktie före och efter utspädning, SEK	22				
Från kvarvarande verksamheter		1,59	1,43		
Från avvecklad verksamhet		-0,18	-0,37		
Totalt resultat per aktie		**1,41**	**1,06**		

RAPPORT ÖVER TOTALRESULTAT

	Koncern		Moderbolag	
Belopp i KSEK	**2017**	**2016**	**2017**	**2016**
Årets resultat	**24 498**	**18 438**	**31 832**	**8 692**
Övrigt totalresultat				
Poster som kan komma att omklassificeras till resultatet				
Omräkningsdifferenser	437	-1 729	-	-
Skatt hänförligt till komponenter i övrigt totalresultat	-	-	-	-
Summa övrigt totalresultat för året, netto efter skatt	**437**	**-1 729**	**0**	**0**
Summa totalresultat för året	**24 935**	**16 709**	**31 832**	**8 692**
Moderbolagets aktieägare	24 935	16 709	31 832	8 692
Innehav utan bestämmande inflytande	-	-	-	-

BALANSRÄKNING

		Koncern		Moderbolag	
Belopp i KSEK	**Not**	**2017-12-31**	**2016-12-31**	**2017-12-31**	**2016-12-31**
TILLGÅNGAR					
Anläggningstillgångar					
Immateriella anläggningstillgångar					
Goodwill	9	0	0	-	-
Övriga immateriella anläggningstillgångar	10	0	0	-	-
		0	**0**	**-**	**-**
Materiella anläggningstillgångar					
Inventarier	11	0	674	-	-
		0	**674**	**-**	**-**
Finansiella och övriga anläggningstillgångar					
Andelar i koncernföretag	12	-	-	11 295	14 883
Fordringar hos koncernföretag	13	-	-	28 400	33 000
Uppskjutna skattefordringar	8	381	328	-	-
		381	**328**	**39 695**	**47 883**
Summa anläggningstillgångar		**381**	**1 002**	**39 695**	**47 883**
Omsättningstillgångar					
Kortfristiga fordringar					
Kundfordringar	14	169 379	175 260	-	-
Fordringar hos koncernföretag	13	-	-	11 827	4 935
Skattefordringar		11 547	421	0	102
Övriga fordringar		262	861	0	0
Förutbetalda kostnader och upplupna intäkter	15	88 951	85 190	126	48
Tillgångar som innehas för försäljning	24	6 991	-	-	-
		277 130	**261 732**	**11 953**	**5 085**
Likvida medel	16	35 736	44 972	-	-
Kassa och bank	16	-	-	890	944
Summa omsättningstillgångar		**312 866**	**306 704**	**12 843**	**6 029**
SUMMA TILLGÅNGAR		**313 247**	**307 706**	**52 538**	**53 912**

BALANSRÄKNING (forts)

Belopp i KSEK	Not	Koncern 2017-12-31	Koncern 2016-12-31	Moderbolag 2017-12-31	Moderbolag 2016-12-31
EGET KAPITAL OCH SKULDER					
Eget kapital	23				
Bundet eget kapital					
Aktiekapital		3 472	3 472	3 472	3 472
Övrigt tillskjutet kapital		39 524	39 524	-	-
				3 472	**3 472**
Fritt eget kapital	17				
Omräkningsreserver		855	418	-	-
Balanserade vinstmedel inkl årets totalresultat		43 648	45 192	-	-
Överkursfond		-	-	9 344	9 344
Balanserade vinstmedel		-	-	6 036	23 387
Årets resultat		-	-	31 832	8 692
				47 212	**41 423**
Eget kapital hänförligt till Uniflex aktieägare		**87 499**	**88 606**	**50 684**	**44 895**
Innehav utan bestämmande inflytande		-	-	-	-
Summa eget kapital		**87 499**	**88 606**	**50 684**	**44 895**
Kortfristiga skulder					
Skulder till kreditinstitut	18,21	-	-	-	-
Leverantörsskulder	18	5 112	4 138	9	34
Skulder till koncernföretag	13	-	-	0	7 639
Skatteskulder	8	-	-	110	-
Övriga kortfristiga skulder	19	70 904	69 738	526	328
Upplupna kostnader och förutbetalda intäkter	20	146 043	145 224	1 209	1 016
Skulder som innehas för försäljning	24	3 689	-	-	-
Summa kortfristiga skulder		**225 748**	**219 100**	**1 854**	**9 017**
SUMMA EGET KAPITAL OCH SKULDER		**313 247**	**307 706**	**52 538**	**53 912**
POSTER INOM LINJEN					
Ställda säkerheter	21				
Ansvarsförbindelser	21				

KASSAFLÖDESANALYS

		Koncern		Moderbolag	
Belopp i KSEK	**Not**	**2017**	**2016**	**2017**	**2016**
Den löpande verksamheten					
Rörelseresultat inklusive avvecklad verksamhet		34 271	23 146	-2 293	-1 161
Avskrivningar och nedskrivningar	1,10,11	325	5 688	-	-
		34 596	**28 834**	**-2 293**	**-1 161**
Erhållen ränta	7	195	1 118	1 147	1 334
Erlagd ränta	7	-389	-611	-1	0
Betald skatt		-13 379	-861	-3 417	4 491
Kassaflöde från den löpande verksamheten före förändringar i rörelsekapital		**21 023**	**28 480**	**-4 564**	**4 664**
Förändringar i rörelsekapital					
Förändring av kortfristiga fordringar		7 357	5 543	46 630	15 207
Förändring av kortfristiga skulder		-10 433	-10 705	-7 274	2 106
Kassaflöde från den löpande verksamheten		**17 947**	**23 318**	**34 792**	**21 977**
Investeringsverksamheten					
Lämnade aktieägartillskott	12	-	-	-8 804	-4 693
Förvärv av materiella anläggningstillgångar	11	-	-	-	-
Kassaflöde från investeringsverksamheten		**0**	**0**	**-8 804**	**-4 693**
Finansieringsverksamheten					
Utbetald utdelning	17	-26 042	-26 043	-26 042	-26 043
Återköp av optioner		-	-7	-	-7
Förändring av checkräkningskredit	18	-	-	-	-
Kassaflöde från finansieringsverksamheten		**-26 042**	**-26 050**	**-26 042**	**-26 050**
Årets kassaflöde		**-8 095**	**-2 732**	**-54**	**-8 766**
– Varav kassaflöde från avvecklad verksamhet	24	-970	-393		
Likvida medel vid årets början		44 972	46 593	944	9 710
Omräkningsdifferens i likvida medel		-367	1 111	-	-
Likvida medel vid årets slut	16	36 510	44 972	890	944
Avgår likvida medel i tillgångar till försäljning	24	-774	-	-	-
Likvida medel från kvarvarande verksamheter		**35 736**	**44 972**	**890**	**944**

FÖRÄNDRING I EGET KAPITAL

Koncern Belopp i KSEK	Aktiekapital	Övrigt tillskjutet kapital	Omräknings-reserv	Balanserade vinstmedel	Summa	Innehav utan bestämmande inflytande	Totalt eget kapital
Ingående balans per den 1 januari 2016	**3 472**	**39 524**	**2 147**	**52 804**	**97 947**	**0**	**97 947**
Årets resultat	-	-	-	18 438	18 438	-	18 438
Omräkningsdifferenser	-	-	-1 729	-	-1 729	-	-1 729
Summa totalresultat för året	**-**	**-**	**-1 729**	**18 438**	**16 709**	**0**	**16 709**
Transaktioner med ägare							
Återköp av optioner	-	-	-	-7	-7	-	-7
Utdelning	-	-	-	-26 043	-26 043	-	-26 043
Utgående balans per den 31 december 2016	**3 472**	**39 524**	**418**	**45 192**	**88 606**	**0**	**88 606**
Ingående balans per den 1 januari 2017	**3 472**	**39 524**	**418**	**45 192**	**88 606**	**0**	**88 606**
Årets resultat	-	-	-	24 498	24 498	-	24 498
Omräkningsdifferenser	-	-	437	-	437	-	437
Summa totalresultat för året	**-**	**-**	**437**	**24 498**	**24 935**	**0**	**24 935**
Transaktioner med ägare							
Utdelning	-	-	-	-26 042	-26 042	-	-26 042
Utgående balans per den 31 december 2017	**3 472**	**39 524**	**855**	**43 648**	**87 499**	**0**	**87 499**

Moderbolag Belopp i KSEK	Aktiekapital	Överkursfond	Balanserade vinstmedel	Totalt eget kapital
Ingående balans per den 1 januari 2016	**3 472**	**9 351**	**49 429**	**62 252**
Utdelning	-	-	-26 043	-26 043
Återköp av optioner	-	-7	-	-7
Årets resultat	-	-	8 692	8 692
Utgående balans per den 31 december 2016	**3 472**	**9 344**	**32 078**	**44 894**
Utdelning	-	-	-26 042	-26 042
Årets resultat	-	-	31 832	31 832
Utgående balans per den 31 december 2017	**3 472**	**9 344**	**37 868**	**50 684**

Ingående och utgående antal aktier uppgick till 17 361 690 med kvotvärde 0,20 SEK per aktie fördelat på 4 023 815 A-aktier med röstvärde 1 och 13 337 875 B-aktier med röstvärde 1/5. Det totala antalet röster i bolaget uppgår till 6 691 390.

[NOT 1] Redovisnings- och värderingsprinciper

KONCERNEN

Koncernredovisningen har upprättats i enlighet med International Financial Reporting Standards (IFRS) inklusive International Accounting Standards (IAS) och tolkningar utgivna av International Reporting Interpretations Committee (IFRIC) som gäller 31 december 2017 och som har godkänts av EG-kommissionen för tillämpning inom EU. Koncernen tillämpar även Rådet för finansiell rapporterings rekommendation RFR 1 Kompletterande redovisningsregler för koncerner vilken specificerar de tillägg till IFRS upplysningar som krävs enligt bestämmelserna i Årsredovisningslagen. Tillgångar och skulder är redovisade till historiska anskaffningsvärden, förutom vissa finansiella tillgångar och skulder som värderas till verkligt värde. Med undantag för nedan beskrivna nyheter är samtliga tillämpade redovisningsprinciper oförändrade jämfört med år 2016.

Nyheter avseende redovisningsprinciper

Under 2017 har inga nya redovisningsprinciper, standarder eller tolkningar trätt i kraft som haft någon väsentlig effekt på koncernens eller moderbolagets finansiella ställning eller resultat.

Upplysning om kommande standarder

Per dagen för godkännandet av dessa finansiella rapporter har vissa nya standarder, ändringar och tolkningar av befintliga standarder publicerats av IASB. Dessa har ännu inte trätt i kraft och har inte tillämpats i förtid av Koncernen. Koncernledningen förutser att alla relevanta uttalanden kommer att införas i Koncernens redovisningsprinciper under den första redovisningsperiod som börjar efter det datum uttalandet träder i kraft. Information om nya standarder, ändringar och tolkningar som väntas vara relevanta för Koncernens finansiella rapporter ges nedan. Vissa andra nya standarder och tolkningar har utfärdats men förväntas inte ha någon väsentlig inverkan på Koncernens finansiella rapporter.

IFRS 15 Intäkter från avtal med kunder

IFRS 15 inför nya krav för intäktsredovisningen och ersätter IAS 18 Intäkter, IAS 11 Entreprenadavtal och flera inkomstrelaterade tolkningar. Den nya standarden inför en kontrollbaserad redovisningsmodell för intäkterna och ger en mer detaljerad vägledning inom många områden som tidigare inte framgått av gällande IFRS, bland annat redovisning av överenskommelser med flera prestationsåtaganden, rörlig prissättning, kundens returrätt, återköpsrätt mot leverantör, och andra vanliga komplikationer ska ske. Uniflex intäkter omfattar till övervägande del försäljning av tjänster på löpande räkning och redovisningen enligt nuvarande principer överensstämmer med IFRS 15. Uniflex, som inte har förtidstillämpat IFRS 15, har analyserat effekterna av IFRS 15. Inga väsentliga effekter har identifierats varför någon justering av ingående balanser 2018 inte kommer att ske. Införandet av IFRS 15 kommer dock att innebära utökade upplysningskrav. Den nya standarden tillämpas för räkenskapsår som påbörjas den 1 januari 2018 eller senare.

IFRS 9 Finansiella instrument

IFRS 9 Finansiella instrument ersätter från och med 2018 IAS 39 Finansiella instrument: redovisning och värdering. Den nya standarden innebär förändringar i IAS 39:s vägledning för klassificering och värdering av finansiella tillgångar samt inför en ny modell med förväntade kreditförluster för nedskrivning av finansiella tillgångar. IFRS 9 ger också nya riktlinjer för tillämpningen av säkringsredovisning. Uniflex, som inte har förtidstillämpat IFRS 9, har analyserat effekterna av IFRS 9. Inga väsentliga effekter har identifierats varför någon justering av ingående balanser 2018 inte kommer att ske. Den nya standarden tillämpas för räkenskapsår som påbörjas den 1 januari 2018 eller senare.

IFRS 16 Leasingavtal

IFRS 16 Leasingavtal, ersätter från och med 2019 den befintliga standarden IAS 17 Leasingavtal. För leasetagare försvinner klassificeringen enligt IAS 17 i operationell och finansiell leasing och ersätts med en modell där tillgångar och skulder för alla leasingavtal ska redovisas i balansräkningen. Undantag för redovisning i balansräkningen finns för leasingkontrakt av mindre värde samt kontrakt som har en löptid på högst 12 månader. I resultaträkningen ska avskrivningar redovisas separat från räntekostnader hänförliga till leasingskulden. De upplysningar som lämnas i not 4 om operationella leasingavtal ger en indikation på typen och omfattningen av bolagets nuvarande leasingavtal. Uniflex, som inte kommer att förtidstillämpa IFRS 16, är i process med att analysera effekterna av IFRS 16 och har påbörjat en fullständig översyn av samtliga avtal för att bedöma om det finns ytterligare avtal som blir leasingavtal enligt IFRS 16's nya definition. Analysen av hur de finansiella rapporterna beloppsmässigt kommer att påverkas fortsätter under 2018. Val av övergångsmetod har ännu inte gjorts. IFRS 16 ska tillämpas från och med 1 januari 2019.

Koncernredovisning

Koncernredovisningen omfattar moderbolaget Uniflex AB och de företag över vilka moderbolaget direkt eller indirekt har ett bestämmande inflytande. Med bestämmande inflytande avses företag i vilka Uniflex har rätten att utforma finansiella och operativa strategier. Vanligtvis uppnås detta genom att ägar- och rösträttsandelen överstiger 50 procent. Förekomsten och effekten av potentiella rösträtter som för närvarande är möjliga att utnyttja eller konvertera beaktas vid bedömningen om koncernen kan utöva ett bestämmande inflytande över ett annat företag. Dotterföretag medtas i koncernredovisningen från och med den tidpunkt då bestämmande inflytande uppnås och de ingår inte i koncernredovisningen från och med den tidpunkt då det bestämmande inflytandet upphör.

Koncernredovisningen har upprättats enligt förvärvsmetoden, vilket innebär att moderföretagets redovisade värde på aktier i dotterföretag har eliminerats mot eget kapital inklusive kapitalandelen av obeskattade reserver i respektive koncernföretag. Vid behov justeras dotterföretagens redovisning för att denna skall följa samma principer som tillämpas av övriga koncernföretag. Samtliga interna transaktioner mellan koncernföretagen samt koncernmellanhavanden elimineras när koncernredovisningen upprättas.

Det koncernmässiga anskaffningsvärdet för dotterföretag fastställs genom en förvärvsanalys i anslutning till förvärvet. I analysen fastställs dels anskaffningsvärdet för andelarna, dels det verkliga värdet av de identifierbara förvärvade tillgångarna och övertagna skulderna per förvärvstidpunkten. Ersättningen för att erhålla bestämmande inflytande utgörs av summan av de verkliga värdena per förvärvsdagen för överlåtna tillgångar och uppkomna eller övertagna skulder. I anskaffningsvärdet ingår även verkligt värde på alla tillgångar och skulder som är en följd av en överenskommelse om villkorad köpeskilling. Förvärvsrelaterade utgifter redovisas i resultatet när de uppstår.

Avvecklad verksamhet

Vid redovisning av avvecklad verksamhet tillämpas IFRS 5 Anläggningstillgångar som innehas för försäljning och avvecklade verksamheter. En avvecklad verksamhet är en del av ett företags verksamhet som representerar en självständig rörelsegren eller en väsentlig verksamhet inom ett geografiskt område. Klassificering som en avvecklad verksamhet sker vid avyttring eller vid en tidigare tidpunkt då verksamheten uppfyller kriterierna för att klassificeras som innehav för försäljning. Resultat efter skatt från avvecklad verksamhet redovisas på en egen rad i resultaträkning och rapport över totalresultat. När en verksamhet klassificeras som avvecklad ändras utformningen av jämförelseårets resultaträkning och rapport över totalresultat så att de redovisas som om den avvecklade verksamheten hade avvecklats vid ingången av jämförelseåret. Tillgångar och skulder hänförliga till avvecklad verksamhet redovisas för innevarande år på egna rader i balansräkningen under Tillgångar som innehas för försäljning respektive Skulder som innehas för försäljning.

För att erhålla en jämförelse även i noterna har följande noter räknats om för både innevarande och föregående år och inkluderar ej avvecklad verksamhet; not 2, 4, 5, 7 och 8.

Omräkning av transaktioner i utländsk valuta

Moderbolagets funktionella valuta tillika rapporteringsvaluta är svenska kronor. Koncernbolagen rapporterar i sina respektive funktionella valutor, vilket för Uniflex vidkommande innebär den officiella valutan i det landet där verksamheten bedrivs. De utländska dotterbolagens tillgångar och skulder omräknas till svenska kronor baserat på balansdagens kurs och posterna i resultaträkningen omräknas till årets genomsnittskurs. Poster ingående i det egna kapitalet omräknas till historiska kurser. De omräkningsdifferenser som uppstår vid omräkning av balansräkningen förs mot övrigt totalresultat.

Finansiella tillgångar och skulder

Koncernen klassificerar sina finansiella instrument i kategorierna Finansiella tillgångar till verkligt värde via resultaträkningen, Låne- och kundfordringar samt Andra finansiella skulder. Finansiella instrument som redovisas i balansräkningen inkluderar på tillgångssidan kassa och bank, kundfordringar, övriga fordringar och interimsfordringar. På skuldsidan återfinns leverantörsskulder, övriga skulder och interimsskulder.

Finansiella instrument som inte är derivat redovisas initialt till anskaffningsvärde motsvarande instrumentets verkliga värde med tillägg för transaktionskostnader för alla finansiella instrument förutom avseende de som tillhör kategorin finansiella tillgångar som redovisats till verkligt värde via resultaträkningen, vilka redovisas exklusive transaktionskostnader. De finansiella instrumenten klassificeras vid första redovisningen utifrån i vilket syfte instrumentet förvärvades. Klassificeringen avgör hur det finansiella instrumentet värderas efter första redovisningstillfället såsom beskrivs nedan.

Likvida medel

I likvida medel ingår kassa och banktillgodohavanden. Tillgodohavanden under kassa och bank redovisas till dess nominella belopp.

Kundfordringar

Kundfordringar kategoriseras som "Lånefordringar och kundfordringar". Dess förväntade löptid är kort, varför värdet redovisas till nominellt belopp utan diskontering enligt metoden för upplupet anskaffningsvärde. Kundfordringar redovisas netto efter reservering för befarade kundförluster. En reservering för befarade kundförluster på kundfordringar görs när det finns objektiva grunder att anta att koncernen inte kommer att kunna erhålla alla belopp som är förfallna enligt fordringarnas ursprungliga villkor. De faktorer som beaktas då beslut om värdereglering av kundfordringar skall tas avser främst motpartens förmåga till betalning, om motparten gått i konkurs etc. Reserveringens storlek utgörs av skillnaden mellan tillgångens redovisade värde och värdet av bedömda framtida kassaflöden. Det reserverade beloppet redovisas i resultaträkningen.

Upplupna arvodesintäkter

Upplupna arvodesintäkter avser intäkter som per balansdagen ännu inte fakturerats kund. De upplupna arvodesintäkterna värderas till det belopp varmed de beräknas inkomma.

Leverantörsskulder

Leverantörsskulder kategoriseras som "Övriga finansiella skulder". Dess förväntade löptid är kort, varför skulden redovisats till nominellt belopp utan diskontering enligt metoden för upplupet anskaffningsvärde.

Rapportering för rörelsesegment

Uniflexkoncernens segmentsinformation presenteras utifrån företagsledningens perspektiv och rörelsesegment identifieras utifrån den interna rapporteringen till företagets högsta verkställande beslutsfattare. Koncernen har identifierat koncernens VD som dess högste verkställande beslutsfattare och den interna rapporteringen som används av VD för att följa upp verksamheten och fatta beslut om resursfördelning ligger till grund för den segmentsinformation som presenteras. Uniflex rörelsesegment är geografiska områden och uppdelat på länderna Sverige, Norge och Finland. Då aktierna i det tyska dotterbolaget sålts per den 1 januari 2018, redovisas det tidigare segmentet Tyskland i dessa finansiella rapporter som avvecklad verksamhet.

Uniflex interna rapportering och uppföljning sker idag primärt på företagsnivå och omfattar främst omsättning, rörelseresultat och rörelsemarginal. Den ekonomiska rapporteringen till styrelsen sker också endast på företagsnivå. För att affärsområdeschefer, regionchefer och marknadsområdeschefer skall kunna följa upp sin respektive verksamhet sker dock även en rapportering av omsättning och resultat på kontorsnivå.

Koncernen tillämpar marknadsbaserade ersättningar mellan rörelsesegmenten för utförda tjänster. Kostnader för koncernfunktioner samt koncernstaber förs via självkostnadsbaserade internpriser till rörelsesegmenten.

Intäktsredovisning

Uniflex intäkter omfattar nästan till uteslutande del försäljning av tjänster på löpande räkning inom områdena personaluthyrning, rekrytering och outsourcing. Intäkterna värderas till det verkliga värdet av vad som erhållits eller kommer att erhållas och redovisas i den period då tjänsten utförs och levereras. Eventuella rabatter, vilka i princip är försumbara, redovisas som en minskning av intäkterna.

Ränteintäkter periodiseras över löptiden med tillämpning av effektivräntemetoden.

Leasing

Ett finansiellt leasingavtal är ett avtal enligt vilket de ekonomiska risker och fördelar som förknippas med ägandet av ett objekt i allt väsentligt överförs från leasegivaren till leasetagaren. De leasingavtal som inte är finansiella klassificeras som operationella. För närvarande har Uniflex endast tecknat operationella leasingavtal. Leasingavgifter som erläggs under operationella leasingavtal redovisas som en kostnad linjärt över leasingperioden såvida inte ett annat systematiskt sätt bättre speglar Uniflex nyttjande av den leasade tillgången.

Ersättningar till anställda

Koncernen har både avgifts- och förmånsbestämda pensionsplaner. En förmånsbestämd pensionsplan är en pensionsplan som garanterar det belopp den anställde erhåller som pensionsförmån vid pensionering, vanligen baserat på ett flertal olika faktorer, exempelvis lön, ålder och tjänstgöringstid. En avgiftsbestämd pensionsplan är en pensionsplan där koncernen efter att ha betalt sin pensionspremie till en separat juridisk enhet fullföljt sitt åtagande gentemot den anställde.

Avgiftsbestämda pensionsplaner redovisas som en kostnad i den period som erlagda premier är hänförbara till.

För tjänstemän i Sverige tryggas ITP 2-planens förmånsbestämda pensionsåtaganden för ålders- och familjepension genom en försäkring i Alecta. Enligt ett uttalande från Rådet för finansiell rapportering, UFR 10 *Redovisning av pensionsplanen ITP 2 som finansieras genom försäkring i Alecta*, är detta en förmånsbestämd plan som omfattar flera arbetsgivare. För räkenskapsåret 2017 har bolaget inte haft tillgång till information för att kunna redovisa sin proportionella andel av planens förpliktelser, förvaltningstillgångar och kostnader vilket medfört att planen inte varit möjlig att redovisa som en förmånsbestämd plan. Pensionsplanen ITP 2 som tryggas genom en försäkring i Alecta redovisas därför som en avgiftsbestämd plan i enlighet med IAS 19.34.

Uniflex har ställt ut teckningsoptioner till VD och koncernledning som ger innehavaren rätt att teckna nya aktier i Uniflex. Innehavaren av teckningsoptionerna har erlagt marknadsmässig ersättning för optionerna enligt Black & Scholes modell varför inga kostnader för optionsprogrammet har redovisats. De erhållna premierna har redovisats som en ökning av eget kapital.

Ersättningar vid uppsägning kan utgå när en anställd blivit uppsagd före utgången av normal pensionstidpunkt eller då en anställd accepterar en frivillig avgång. Koncernen redovisar en skuld och en kostnad i samband med en uppsägning då Uniflex bevisligen är förpliktigat att antingen säga upp den anställde före den normala tidpunkten för anställningens upphörande eller på frivillig basis lämna ersättningar för att uppmuntra för tidig avgång.

Uniflex redovisar en skuld och kostnad för bonus när det finns en legal eller informell förpliktelse på grund av tidigare praxis att betala ut bonus till anställda.

Semesterlöneskuld

Semesterlöneskuld avser den av personalen intjänade men ännu inte uttagna semestern med tillägg för de per balansdagen gällande sociala avgifterna.

Skatt

Koncernens totala skattekostnad utgörs av aktuell skatt och uppskjuten skatt. Aktuell skatt är skatt som ska betalas eller erhållas avseende aktuellt år samt justeringar av tidigare års aktuella skatt. Uppskjuten skatt beräknas på skillnaden mellan redovisade och skattemässiga värden på företagets tillgångar och skulder. Uppskjuten skatt redovisas enligt den s.k. balansräkningsmetoden. Uppskjutna skatteskulder redovisas i princip för alla skattepliktiga temporära skillnader medan uppskjutna skattefordringar redovisas i den utsträckning det är sannolikt att beloppen kan utnyttjas mot framtida skattepliktiga överskott.

Det redovisade värdet på uppskjutna skattefordringar prövas vid varje bokslutstillfälle och reduceras till den del det inte längre är sannolikt att tillräckliga skattepliktiga överskott kommer att finnas tillgängliga för att helt eller delvis utnyttjas mot den uppskjutna skattefordran.

Uppskjuten skatt beräknas enligt de skattesatser som förväntas gälla för den period då tillgången återvinns eller skulden regleras. Uppskjuten skatt redovisas som intäkt eller kostnad i resultaträkningen, utom i de fall den avser transaktioner eller händelser som redovisats direkt mot eget kapital. Då redovisas även den uppskjutna skatten direkt mot eget kapital.

Uppskjutna skattefordringar och skatteskulder kvittas då de hänför sig till inkomstskatt som debiteras av samma myndighet och då koncernen har för avsikt att reglera skatten med ett nettobelopp.

Goodwill

Goodwill värderas till anskaffningsvärde minskat med eventuella ackumulerade nedskrivningar. Goodwill fördelas till kassagenererande enheter och prövas minst årligen för nedskrivningsbehov.

Övriga immateriella anläggningstillgångar

Övriga immateriella anläggningstillgångar utgörs av kundkontrakt, varumärken och programvara i samband med företagsförvärv. Övriga immateriella anläggningstillgångar redovisas som tillgång i balansräkningen om det är sannolikt att framtida ekonomiska fördelar kommer att komma bolaget till del och anskaffningsvärdet för tillgången kan beräknas på ett tillförlitligt sätt. Övriga immateriella anläggningstillgångar redovisas till anskaffningsvärdet med avdrag för ackumulerade avskrivningar och eventuella nedskrivningar. Avskrivningar redovisas som kostnad så att tillgångens värde skrivs av linjärt över dess beräknade nyttjandeperiod.

Följande procentsatser har tillämpats:
Övriga immateriella anläggningstillgångar 20 procent

Materiella anläggningstillgångar

Materiella anläggningstillgångar redovisas som tillgång i balansräkningen om det är sannolikt att framtida ekonomiska fördelar kommer att komma bolaget till del och anskaffningsvärdet för tillgången kan beräknas på ett tillförlitligt sätt. Materiella anläggningstillgångar, bestående företrädesvis av inventarier och datorer, redovisas till anskaffningsvärdet med avdrag för ackumulerade avskrivningar och eventuella nedskrivningar. Avskrivningar redovisas som kostnad så att tillgångens värde skrivs av linjärt över dess beräknade nyttjandeperiod.

Följande procentsatser har tillämpats:
Inventarier 20 procent
Datorer 20–33 procent

Nedskrivningar

Vid varje rapporttillfälle görs en bedömning av om det föreligger någon indikation på en värdeminskning avseende koncernens tillgångar. Om så är fallet sker en beräkning av tillgångens återvinningsvärde. Återvinningsvärdet utgörs av det högsta av nyttjandevärdet av tillgången i verksamheten och det värde som skulle erhållas om tillgången avyttrades till en oberoende part, nettoförsäljningsvärdet. Nyttjandevärdet utgörs av nuvärdet av samtliga in- och utbetalningar som är hänförliga till tillgången under den period den förväntas nyttjas i verksamheten med tillägg av nuvärdet av nettoförsäljningsvärdet vid nyttjandeperiodens slut. Om det beräknade återvinningsvärdet understiger det redovisade värdet görs en nedskrivning till tillgångens återvinningsvärde.

En nedskrivning redovisas i resultaträkningen. Gjorda nedskrivningar återförs om förändringar skett i de antaganden som ledde fram till den ursprungliga nedskrivningen som gör att nedskrivningen inte längre är motiverad. Återföring av gjord nedskrivning görs inte så att det redovisade värdet överstiger vad som skulle ha redovisats, efter avdrag för planenliga avskrivningar, om någon nedskrivning inte gjorts. En återföring av gjorda nedskrivningar redovisas i resultaträkningen. Nedskrivning av goodwill återförs inte.

Aktiekapital

Stamaktier klassificeras som aktiekapital. Eventuella transaktionskostnader i samband med en nyemission redovisas som en avdragspost, netto efter skatt, från erhållen emissionslikvid.

Lån

Övriga skulder (lån) redovisas initialt till verkligt värde netto efter transaktionskostnader (erhållet belopp). Därefter redovisas lån till upplupet anskaffningsvärde enligt effektivräntemetoden. Långfristiga skulder har en förväntad löptid längre än ett år medan kortfristiga har en löptid kortare än ett år.

Avsättningar

Avsättningar för rättsliga krav eller andra krav från extern motpart redovisas när koncernen har en legal eller informell förpliktelse till följd av en tidigare inträffad händelse och om det är troligt att ett utflöde av resurser krävs för att reglera åtagandet samt om en tillförlitlig uppskattning av beloppet kan göras.

Kassaflödesanalys

Kassaflödesanalysen har upprättats enligt indirekt metod. Det redovisade kassaflödet omfattar endast transaktioner som medför in- och utbetalningar.

MODERFÖRETAGET

Årsredovisningen för moderföretaget har upprättats enligt Årsredovisningslagen, Rådet för finansiell rapporterings rekommendation 2 (RFR 2) Redovisning för juridiska personer och uttalanden från Rådet för finansiell rapportering. RFR 2 innebär att moderföretaget i årsredovisningen för den juridiska personen skall tillämpa samtliga av EU godkända IFRS och uttalanden så långt detta är möjligt inom ramen för Årsredovisningslagen och Tryggandelagen och med hänsyn till sambandet mellan redovisning och beskattning. Rekommendationen anger vilka undantag och tillägg som skall göras från IFRS. Skillnaderna mellan koncernens och moderföretagets redovisningsprinciper framgår nedan.

Andelar i koncernföretag

Andelar i koncernföretag redovisas enligt anskaffningsvärdemetoden. Prövning för nedskrivning av andelarnas värde görs när en indikation finns på att värdet minskat.
I de fall värdet har minskat sker nedskrivning till koncernmässigt värde. Alla erhållna
utdelningar redovisas i resultaträkningen inom Resultat från andelar i koncernföretag.

Redovisning av koncernbidrag

Moderföretaget redovisar erhållet koncernbidrag, som kan jämställas med utdelning, som en finansiell intäkt i resultaträkningen, i enlighet med RFR 2 Redovisning för juridiska personer.

Likvida medel

Moderbolaget särskiljer likvida medel och rapporterar dessa som Kassa och Bank samt kortfristiga placeringar.

[NOT 2] Segmentredovisning

Koncernen var under 2017 organiserad i fyra geografiska områden som motsvarar länderna Sverige, Norge, Finland och Tyskland, vilka utgjorde koncernens fyra rörelsesegment. Segmentet Tyskland redovisas i dessa finansiella rapporter som avvecklad verksamhet.

	2017					
Intäkter	**Sverige**	**Norge**	**Finland**	**Tyskland**	**Elimineringar**	**Koncernen**
Extern försäljning	1 076 584	86 722	23 832	23 591	-23 591	1 187 138
Intern försäljning	6 801	-	-	-	-6 801	-
Summa intäkter	**1 083 385**	**86 722**	**23 832**	**23 591**	**-30 392**	**1 187 138**
Resultat						
Rörelseresultat	34 245	1 590	639	-2 948	2 893	36 419
Finansnetto	1 351	-1 868	-25	-222	222	-542
Årets skatt	-8 209	-	-	-	-	-8 209
Årets resultat	**27 387**	**-278**	**614**	**-3 170**	**3 115**	**27 668**
Övriga upplysningar						
Tillgångar	311 536	29 114	5 867	6 991	-40 261	313 247
Skulder	208 165	42 357	10 369	5 118	-40 261	225 748
Anläggningstillgångar	0	0	0	371	-371	0
Investeringar	0	0	0	0	-	0
Avskrivningar och nedskrivningar	0	6	0	319	-319	6

	2016					
Intäkter	**Sverige**	**Norge**	**Finland**	**Tyskland**	**Elimineringar**	**Koncernen**
Extern försäljning	1 047 557	86 636	21 091	35 392	-35 392	1 155 284
Intern försäljning	6 276	-	-	-	-6 276	-
Summa intäkter	**1 053 833**	**86 636**	**21 091**	**35 392**	**-41 668**	**1 155 284**
Resultat						
Rörelseresultat	28 912	275	459	-6 492	6 484	29 638
Finansnetto	1 430	1 388	108	58	-58	2 926
Årets skatt	-7 692	-	-	-	-	-7 692
Årets resultat	**22 650**	**1 663**	**567**	**-6 434**	**6 426**	**24 872**
Övriga upplysningar						
Tillgångar	301 518	30 020	5 974	8 173	-37 979	307 706
Skulder	189 832	43 681	10 956	12 610	-37 979	219 100
Anläggningstillgångar	0	6	0	668	-	674
Investeringar	0	0	0	0	-	0
Avskrivningar och nedskrivningar	2 884	19	0	2 785	-	5 688

Omsättning per yrkesområde

Uniflex mäter även omsättningen uppdelat på arbetare och tjänstemän. Av omsättningen 2017 kom 69 procent (61) från arbetarsidan och 31 procent (39) från tjänstemannasidan.

Information om större kunder

Uniflex har ingen kund från vilka intäkterna 2017 utgör tio procent eller mer av koncernens intäkter. Intäkterna från Kund A utgör cirka 7 procent (9) av koncernens intäkter. Kunden tillhör segment Sverige.

[NOT 3] Arvode till revisorer

	Koncern		Moderbolag	
	2017	**2016**	**2017**	**2016**
Grant Thornton				
Revisionsuppdraget	560	394	201	130
Skatterådgivning	30	40	21	30
Övriga tjänster	6	9	6	0
Summa	**596**	**443**	**228**	**160**

Med revisionsuppdrag avses revisorns ersättning för den lagstadgade revisionen. Arbetet innefattar granskningen av årsredovisningen och bokföringen, styrelsens och verkställande direktörens förvaltning samt arvode för revisionsrådgivning som lämnats i samband med revisionsuppdraget.

[NOT 4] Operationella leasingavtal

Årets kostnad för operationella leasingavtal i koncernen uppgår till 13 803 KSEK (14 229), varav 8 910 KSEK (9 148) avser lokalhyror. De mest väsentliga leasingavtalen avser hyra av lokaler för verksamheten. Avtalen löper normalt på mellan ett och tre år och kan förlängas vid utgången av hyresperioden. Avtalen har normala indexklausuler och några villkor om att förvärva objekten föreligger ej. Moderbolaget har inga operationella leasingavtal. Framtida leasingavgifter avseende operationella leasingavtal i koncernen gällande lokaler, kontorsmaskiner och bilar fördelar sig enligt följande:

Inom ett år	8 391
Mellan ett år och fem år	5 030
Senare än fem år	11
Summa	**13 432**

[NOT 5] Personal

	2017		2016	
Medeltal anställda	**Antal anställda**	**Varav antal män**	**Antal anställda**	**Varav antal män**
Moderbolaget				
Sverige	1	1	1	1
Totalt i moderbolaget	**1**	**1**	**1**	**1**
Dotterföretag				
Sverige	2 152	1 514	2 185	1 421
Norge	142	133	162	143
Finland	59	30	53	27
Totalt i dotterföretag	**2 353**	**1 677**	**2 400**	**1 591**
Totalt i koncernen	**2 354**	**1 678**	**2 401**	**1 592**

[NOT 5 forts]

Fördelning ledande befattningshavare per balansdagen	Koncern 2017-12-31	Koncern 2016-12-31	Moderbolag 2017-12-31	Moderbolag 2016-12-31
Kvinnor:				
Styrelseledamöter	2	3	2	3
andra personer i företagets ledning inkl VD	1	1	0	0
Män:				
Styrelseledamöter	2	2	2	2
andra personer i företagets ledning inkl VD	7	8	1	1
Totalt	**12**	**14**	**5**	**6**

Löner, ersättningar m m	2017 Löner och andra ersättningar	2017 Soc. kostnader (varav pensions-kostnader)	2016 Löner och andra ersättningar	2016 Soc. kostnader (varav pensions-kostnader)
Moderbolaget	4 653	2 192	4 403	2 100
(varav pensionskostnader)		(645)		(620)
Dotterföretag	819 573	276 499	806 965	265 130
(varav pensionskostnader)		(30 092)		(28 831)
Totalt i koncernen	**824 226**	**278 691**	**811 368**	**267 230**
(varav pensionskostnader)		**(30 737)**		**(29 451)**

Pensioner

Koncernen har olika pensionsplaner. Pensionsplanerna finansieras genom betalningar till försäkringsbolag. I Norge och Finland är koncernens samtliga pensionsplaner avgiftsbestämda.

Avgiftsbestämda pensionsplaner i Sverige

För arbetare är framtida pensioner FORA, vilket utgör en avgiftsbestämd pensionsplan enligt vilken koncernen betalar fasta avgifter till en separat juridisk enhet. Koncernen har inte några rättsliga eller informella förpliktelser att betala ytterligare pensionsmedel om FORA inte har tillräckliga tillgångar för att betala alla ersättningar till anställda avseende innevarande eller tidigare perioder.

För tjänstemän födda 1979 eller senare har från första juli 2007 den nya ITP-planen trätt i kraft som ändrar pensioner från att vara förmånsbestämda till att vara avgiftsbestämda.

För ett fåtal medarbetare inom koncernen har s.k. tiotaggarlösningar tecknats med separata försäkringsföretag. Samtliga sådana avtal utgör avgiftsbestämda pensionsplaner.

Förmånsbestämda pensionsplaner i Sverige

Premien för den förmånsbestämda ålders- och familjepensionen är individuellt beräknad och är bland annat beroende av lön, tidigare intjänad pension och förväntad återstående tjänstgöringstid. Förväntade avgifter 2018 för ITP 2-försäkringar som är tecknade i Alecta uppgår till 2 240 KSEK (1 957). Koncernens andel av de sammanlagda avgifterna till planen och koncernens andel av det totala antalet aktiva medlemmar i planen uppgår till 0,009 respektive 0,013 procent (0,013 respektive 0,019 procent).

Den kollektiva konsolideringsnivån utgörs av marknadsvärdet på Alectas tillgångar i procent av försäkringsåtagandena beräknade enligt Alectas försäkringstekniska metoder och antaganden, vilka inte överensstämmer med IAS 19. Den kollektiva konsolideringsnivån ska normalt tillåtas variera mellan 125 och 155 procent. Om Alectas kollektiva konsolideringsnivå understiger 125 procent eller överstiger 155 procent ska åtgärder vidtas i syfte att skapa förutsättningar för att konsolideringsnivån återgår till normalintervallet. Vid låg konsolidering kan en åtgärd vara att höja det avtalade priset för nyteckning och utökning av befintliga förmåner. Vid hög konsolidering kan en åtgärd vara att införa premiereduktioner. Vid utgången av 2017 uppgick Alectas överskott i form av den kollektiva konsolideringsnivån till 154 procent (149).

Under 2017 har koncernen redovisat kostnader om 24,7 MSEK (23,7) relaterade till avgiftsbestämda samt förmånsbestämda pensionsplaner i Alecta och FORA.

[NOT 6] Ersättningar till ledande befattningshavare

Riktlinjer för ersättningar till ledande befattningshavare

Senast beslutade riktlinjer för ersättning till ledande befattningshavare inom Uniflexkoncernen antogs vid årsstämman 2017. Nedan anges beslutade riktlinjer:

Riktlinjerna skall omfatta verkställande direktören och övriga medlemmar av koncernledningen och skall tillämpas på anställningsavtal som ingås efter årsstämman 2017 för tiden intill nästa årsstämma, samt även på ändringar i gällande anställningsavtal som görs under sagda tid.

Ersättningar till VD beslutas av styrelsen i Uniflex. VD beslutar om ersättningar till övriga ledande befattningshavare. Styrelsen skall ha rätt att frångå av årsstämman beslutade riktlinjer om det i ett enskilt fall finns särskilda skäl för det.

Bolaget skall sträva efter att erbjuda de ledande befattningshavarna ersättningar vilka i rimlig utsträckning återspeglar den enskilde befattningshavarens och koncernens prestationer. Ersättningen kan bestå av grundlön, rörlig ersättning, pensionsförmån m.m. Fördelningen mellan grundlön och rörlig ersättning skall stå i proportion till befattningshavarens ansvar och prestation. Vid bestämmande av eventuell rörlig ersättning skall denna relateras främst till rörelseresultatet för koncernen och/eller för den del av koncernen inom vilken den aktuella befattningshavaren är verksam. Därutöver kan specifika individrelaterade indikatorer användas vid bestämmande av nivåer för rörlig ersättning. För lönesättningen skall klart definierade prestationsnivåer tillämpas, vilka avspeglar av styrelsen beslutade planer för verksamheten. Med hänsyn till den betydelse som koncernens resultatutveckling och den individuella prestationen har för lönenivån, kan den rörliga ersättningen utgöra en betydande del av den totala ersättningen till medlemmar av koncernledningen. Den rörliga ersättningen skall för verkställande direktören och för övriga ledande befattningshavare kunna uppgå till högst 100 procent av grundlönen.

Styrelsen skall årligen utvärdera huruvida någon form av aktierelaterat incitamentsprogram, utöver de befintliga teckningsoptionsprogrammen 2013/2017 respektive 2015/2019, skall föreslås årsstämman, vilket i förekommande fall skall gälla såsom tillägg till den rörliga ersättning till ledande befattningshavare som beskrivits ovan.

Lönenivåerna skall ses över regelbundet, vanligtvis genom årlig löneutvärdering.

De ledande befattningshavarna skall i övrigt erbjudas pensionsförmåner och andra förmåner med beaktande av gällande regler liksom tidigare praxis inom koncernen. Andra förmåner än pensionsförmåner skall inte kunna utgöra en väsentlig del av den totala ersättningen.

Uppsägningstiden för de ledande befattningshavarna skall vara högst tolv månader vid uppsägning av koncernen och högst sex månader vid uppsägning av befattningshavaren. Avgångsvederlag skall inte utgå.

Styrelsens förslag avseende riktlinjer för ersättningar till ledande befattningshavare till årsstämman 2018 finns angivna i förvaltningsberättelsen, se sidan 20.

Ersättningar under räkenskapsåret

Till styrelsens ordförande och ledamöter utgår arvode enligt årsstämmans beslut om 175 KSEK till varje ledamot utom för ordföranden som skall erhålla ett arvode om 500 KSEK.

Ersättning till verkställande direktören och andra ledande befattningshavare utgörs av grundlön, rörlig ersättning och pension. Med andra ledande befattningshavare avses de 8 personer som tillsammans med verkställande direktören utgjort koncernledningen under 2017. För koncernledningens sammansättning per 2018-03-28, se sidan 63.

För verkställande direktören var den rörliga ersättningen för 2017 maximerad till 80 procent av grundlönen. För andra ledande befattningshavare kan den rörliga ersättningen maximalt uppgå till 50–100 procent av grundlönen. Den rörliga ersättningen baseras på resultatutfall.

För verkställande direktören beräknas och utbetalas rörlig ersättning årligen. För andra ledande befattningshavare beräknas och utbetalas den rörliga ersättningen efter varje kvartal.

	Grundlön/ styrelsearvode		Rörlig ersättning		Pensionskostnad		Summa	
Ersättningar under året	**2017**	**2016**	**2017**	**2016**	**2017**	**2016**	**2017**	**2016**
Styrelsens ordförande Björn Örås	500	500	–	–	–	–	500	500
Styrelseledamot Jenny Pizzignacco	174	169	–	–	–	–	174	169
Styrelseledamot Eva Gidlöf	174	127	–	–	–	–	174	127
Styrelseledamot Staffan Jufors	131	–	–	–	–	–	131	-
Styrelseledamot Monica Lindstedt	43	169	–	–	–	–	43	169
Styrelseledamot Thomas Krishan	43	169	–	–	–	–	43	169
Verkställande direktör Jan Bengtsson	3 300	3 300	371	124	645	620	4 316	4 044
Andra ledande befattningshavare (8 st)	7 286	6 926	1 546	1 277	1 802	1 363	10 634	9 566
Summa	**11 651**	**11 360**	**1 917**	**1 401**	**2 447**	**1 983**	**16 015**	**14 744**

Rörlig ersättning avser verksamhetsåret 2017, vilken till viss del utbetalas under 2018. Pensionskostnad avser den kostnad som påverkat årets resultat. För vidare upplysningar kring pension, se nedan.

[NOT 6 forts]

Rörlig lön

För verkställande direktören baseras rörlig ersättning på utfall av koncernens omsättning och rörelsemarginal samt bolagets marknadsandel i Sverige. Beloppet för 2017 motsvarade 11 procent av grundlönen. För andra ledande befattningshavare baserades rörlig ersättning för 2017 på rörelseresultatet i respektive land. Rörlig ersättning för andra ledande befattningshavare för 2017 motsvarade 0–47 procent av grundlönen.

Pensioner

Pensionsåldern för såväl verkställande direktören som andra ledande befattningshavare är 65 år. Samtliga ledande befattningshavare, inklusive verkställande direktören, har pensionsplan i enlighet med marknadsmässiga villkor.

Avgångsvederlag

Verkställande direktören har vid egen respektive bolagets uppsägning av anställning rätt till sex respektive tolv månaders uppsägningstid. Inget avgångsvederlag utgår. För andra ledande befattningshavare gäller vid egen respektive bolagets uppsägning av anställning en uppsägningstid av tre respektive sex månader.

Berednings- och beslutsprocess

Ersättning till verkställande direktören för verksamhetsåret 2017 har beslutats av styrelsen utifrån styrelseordförandens rekommendation. Ersättning till andra ledande befattningshavare har beslutats av verkställande direktören efter samråd med styrelsens ordförande.

Aktieoptioner

Uniflex introducerade 2015 ett aktieoptionsprogram om 85 000 optioner riktat till ledande befattningshavare i koncernen varav 50 000 tilldelats VD. Varje option i optionsprogrammet berättigar till köp av en aktie till ett lösenpris om 32,50 kronor under perioden 1 juni 2016–31 maj 2019. Lösenpriset motsvarar 130 procent av den genomsnittliga volymviktade betalkursen under handelsdagarna perioden 2015-04-23 t.o.m. 2015-05-07. Uniflex har erhållit marknadsmässig ersättning från optionsinnehavarna, vilket motsvarar 1,02 kronor per option och 87 KSEK totalt. Erhållen optionspremie har redovisats som en ökning i eget kapital. Optionspriset har fastställts utifrån Black & Scholes värderingsmodell. Viktiga indata i modellen var aktiepriset på 25,00 SEK, ovanstående lösenpris, aktieprisets förväntade volatilitet om 25,00 procent, optionernas löptid och en riskfri ränta om 0,00 procent. Volatiliteten mätt som standardavvikelsen för förväntad avkastning på aktiepriset baseras på en statistisk analys av dagliga aktiekurser under de 30 senaste handelsdagarna före fastställande av optionspriset den 7 maj 2015. Per 2017-12-31 fanns 78 000 optioner utestående enligt ovan beskrivna villkor.

Uniflex har inte vidtagit några säkringsåtgärder relaterat till ovanstående optionsprogram och har inte heller någon skyldighet att återköpa eller reglera utgivna optioner. Uniflex har vid några tillfällen valt att utnyttja en klausul i aktieoptionsprogrammen som ger Uniflex en rätt men inte en skyldighet att återköpa optionerna då en ledande befattningshavare slutar. Uniflex bedömer att villkoren i IFRS 2, punkt 34 inte är uppfyllda då någon rätt att välja hur programmen skall regleras inte föreligger. Uniflex har erhållit marknadsmässig ersättning för utgivna optionsrätter varför ingen kostnad har redovisats i resultaträkningen. Vid återköp av optioner från ledande befattningshavare har ersättningen varit marknadsmässig.

Utställda optionsprogram	**2015/2019**
Antal utestående optioner	78 000
Lösenpris, SEK	32,50
Lösenperiod	1 juni 2016 – 31 maj 2019
Utspädning vid full inlösen, kapital	0,4 %

Antal optioner	**2017-01-01**	**Avslutade**	**Återköpta**	**2017-12-31**
Program 2013/2017	150 000	-150 000	–	0
Program 2015/2019	78 000	–	–	78 000
Totalt antal optioner	**228 000**	**-150 000**	**0**	**78 000**

[NOT 7] Finansnetto

	Koncern		Moderbolag	
	2017	2016	2017	2016
Ränteintäkter	575	398	0	72
Ränteintäkter från koncernbolag	–	–	1 147	1 262
Räntekostnader	–17	–23	–1	–
Kursdifferenser netto	–958	2 751	–	–
Kreditavgifter	–142	–200	–	–
Summa	**–542**	**2 926**	**1 146**	**1 334**

[NOT 8] Skatter

	Koncern		Moderbolag	
Skatt på årets resultat	2017	2016	2017	2016
Följande komponenter ingår i skattekostnaden:				
Årets aktuella skatt	–8 262	–7 569	–3 629	–3 788
Uppskjuten skatt avseende temporära skillnader	53	–123	–	–
Redovisad skatt	**–8 209**	**–7 692**	**–3 629**	**–3 788**

	Koncern		Moderbolag	
Avstämning av effektiv skattesats	2017	2016	2017	2016
Resultat efter finansiella poster	35 877	32 564	35 461	12 480
Skatt enligt gällande skattesats för moderbolaget (22 %)	–7 893	–7 165	–7 801	–2 746
Skatteeffekt av:				
Förändring i temporära skillnader	53	–123	–	–
Ej beaktade/utnyttjade underskott i Norge	–61	366	–	–
Utnyttjade underskott i Finland	135	125	–	–
Ej beaktade underskott i England	–12	–1	–	–
Ej avdragsgilla kostnader	–431	–918	–2 868	–1 058
Ej skattepliktiga intäkter	0	24	7 040	16
Redovisad skatt	**–8 209**	**–7 692**	**–3 629**	**–3 788**

	Koncern		Moderbolag	
Uppskjutna skattefordringar	2017-12-31	2016-12-31	2017-12-31	2016-12-31
Redovisade uppskjutna skattefordringar avser följande:				
Materiella anläggningstillgångar	7	15	–	–
Kundfordringar	0	5	–	–
Pensionsskulder redovisade som upplupna kostnader	374	308	–	–
Summa uppskjutna skattefordringar	**381**	**328**	**–**	**–**

Koncernen har ej redovisade uppskjutna skattefordringar avseende skattemässiga förlustavdrag i Norge och Finland om totalt 26,1 MSEK motsvarande en ej redovisad uppskjuten skattefordran om 5,7 MSEK. Förlustavdragen har ingen förfallotid. Uppskjutna skattefordringar redovisas i den utsträckning det bedöms sannolikt att tillräckliga skattepliktiga överskott kommer att finnas tillgängliga i framtiden. Koncernen redovisar för närvarande ingen uppskjuten skattefordran för dessa underskottsavdrag.

Per den 1 januari 2017 sänktes bolagsskattesatsen i Norge från 25 procent till 24 procent och per den 1 januari 2018 till 23 procent.

[NOT 9] Goodwill

	Koncern		Moderbolag	
	2017-12-31	2016-12-31	2017-12-31	2016-12-31
Ingående anskaffningsvärde	2 870	2 870	-	-
Utgående ackumulerade anskaffningsvärden	**2 870**	**2 870**	**-**	**-**
Ingående nedskrivningar	-2 870	-	-	-
Årets nedskrivningar	-	-2 870	-	-
Utgående ackumulerade nedskrivningar	**-2 870**	**-2 870**	**-**	**-**
Utgående bokfört värde	**0**	**0**	**-**	**-**

Redovisad goodwill var i sin helhet hänförlig till Utvecklingshuset.

Då bolagets resultat kraftigt försämrades under 2016 och en bedömning av framtida kassaflöden visade att värdet på goodwill inte kunde försvaras, gjordes en nedskrivning av hela värdet av goodwill hänförlig till Utvecklingshuset under 2016. Nedskrivningen uppgick till 2,9 MSEK.

[NOT 10] Övriga immateriella anläggningstillgångar

	Koncern		Moderbolag	
	2017-12-31	2016-12-31	2017-12-31	2016-12-31
Ingående anskaffningsvärde	0	5 109	-	-
Omräkningsdifferenser	-	242	-	-
Utrangeringar	-	-5 351	-	-
Utgående ackumulerade anskaffningsvärden	**0**	**0**	**-**	**-**
Ingående avskrivningar	0	-2 895	-	-
Årets avskrivningar	-	-795		
Omräkningsdifferenser	-	-144		
Utrangeringar	-	3 834	-	-
Utgående ackumulerade avskrivningar	**0**	**0**	**-**	**-**
Ingående nedskrivningar	0	-	-	-
Årets nedskrivningar	-	-1 501		
Omräkningsdifferenser	-	-15		
Utrangeringar	-	1 516	-	-
Utgående ackumulerade nedskrivningar	**0**	**0**	**-**	**-**
Utgående bokfört värde	**0**	**0**	**-**	**-**

Övriga immateriella anläggningstillgångar utgjordes av kundkontrakt, varumärken och programvara i samband med företagsförvärv och bestämdes utifrån den analys som gjordes vid genomgången av den förvärvade verksamheten och avsåg det tidigare segmentet Tyskland.

Under 2016 lades det sista kvarvarande kontoret som ingick i den förvärvade verksamheten i Tyskland ned, de förvärvade tillgångarna hade därmed inte längre något värde, och restvärdet av övriga immateriella tillgångar skrevs under 2016 ner till noll. Nedskrivningen uppgick till 1,5 MSEK.

[NOT 11] Inventarier

	Koncern		Moderbolag	
	2017-12-31	2016-12-31	2017-12-31	2016-12-31
Ingående anskaffningsvärde	1 910	2 372	-	-
Inköp	0	0	-	-
Försäljningar/utrangeringar	-221	-582	-	-
Avgår till Tillgångar som innehas för försäljning	-1 689	-	-	-
Omräkningsdifferenser	0	120	-	-
Utgående ackumulerade anskaffningsvärden	**0**	**1 910**	**-**	**-**
Ingående avskrivningar enligt plan	-1 236	-1 289	-	-
Årets avskrivning enligt plan	-6	-523	-	-
Försäljningar/utrangeringar	221	582	-	-
Avgår till Tillgångar som innehas för försäljning	1 021	-	-	-
Omräkningsdifferenser	0	-6	-	-
Utgående ackumulerade avskrivningar	**0**	**-1 236**	**-**	**-**
Utgående bokfört värde	**0**	**674**	**-**	**-**

[NOT 12] Andelar i koncernföretag

	Moderbolag	
	2017-12-31	2016-12-31
Ingående anskaffningsvärde	41 131	36 438
Lämnade aktieägartillskott	8 804	4 693
Utgående ackumulerade anskaffningsvärden	**49 935**	**41 131**
Ingående nedskrivningar	-26 248	-21 555
Årets nedskrivningar	-12 392	-4 693
Utgående ackumulerade nedskrivningar	**-38 640**	**-26 248**
Utgående bokfört värde	**11 295**	**14 883**

Företagets namn	Antal andelar	Kapitalandel %	2017-12-31	2016-12-31
Uniflex Sverige AB	20 000	100 %	2 000	2 000
Uniflex Fordon AB	10 000	100%	-	-
Uniflex Sverige B&A AB	10 000	100%	-	-
Uniflex Logistik AB	10 000	100%	-	-
Uniflex Omställning AB	10 000	100%	-	-
Utvecklingshuset COM AB	1 000	100%	-	-
Uniflex Norge AS	1 000	100%	4 651	4 651
Uniflex Suomi Oy	1 000	100%	3 444	3 444
Uniflex Personal GmbH	1	100%	1 200	4 788
Uniflex Staffing Manchester Ltd	1 000	100%	-	-
Uniflex Ltd	1	100%	-	-
Bokfört värde			**11 295**	**14 883**

Företagets namn	Org.nr	Säte	Eget kapital	Resultat
Uniflex Sverige AB	556637-0341	Stockholm	94 963	15 156
Utvecklingshuset COM AB	556605-8771	Stockholm	1 818	8
Uniflex Fordon AB	556909-6349	Stockholm	1 000	-
Uniflex Sverige B&A AB	556913-1997	Stockholm	1 000	-
Uniflex Logistik AB	556921-1393	Stockholm	1 000	-
Uniflex Omställning AB	556921-2458	Stockholm	1 000	-
Uniflex Norge AS	995 419 408	Oslo	-13 243	-277
Uniflex Suomi Oy	2385494-9	Helsingfors	-4 501	614
Uniflex Personal GmbH	HRB 6904	Dortmund	1 073	-3 170
Uniflex Staffing Manchester Ltd	6444959	Manchester	-8 750	-55
Uniflex Ltd	6400116	Manchester	7	-

	Moderbolag	
	2017	2016
Erhållna koncernbidrag	17 000	17 000
Anteciperad utdelning	32 000	-
Nedskrivningar av andelar i koncernföretag (Uniflex Personal GmbH)	-12 392	-4 693
Summa	**36 608**	**12 307**

För ytterligare beskrivning av nedskrivning av andelar i koncernföretag, se not 27.

[NOT 13] Fordringar och skulder koncernföretag

	Långfristiga		Kortfristiga	
	2017-12-31	2016-12-31	2017-12-31	2016-12-31
Uniflex Sverige AB	-	-	10 486	-7 639
Utvecklingshuset COM AB	-	-	0	24
Uniflex Norge AS	19 400	18 000	835	2 849
Uniflex Suomi Oy	7 000	7 000	279	831
Uniflex Personal GmbH	2 000	8 000	227	1 231
Summa	**28 400**	**33 000**	**11 827**	**-2 704**

[NOT 14] Kundfordringar

	Koncern		Moderbolag	
Kundfordringar	2017-12-31	2016-12-31	2017-12-31	2016-12-31
Kundfordringar	169 419	175 541	-	-
Reserv osäkra kundfordringar	-40	-281	-	-
Summa kundfordringar	**169 379**	**175 260**	**-**	**-**

	Koncern		Moderbolag	
Reserv osäkra kundfordringar	2017-12-31	2016-12-31	2017-12-31	2016-12-31
Reserver osäkra kundfordringar vid årets början	-281	-622	-	-
Reservering för befarade förluster	0	-279	-	-
Konstaterade förluster	30	446	-	-
Återvunna tidigare nedskrivningar	128	175	-	-
Omklassificeringar	81	-	-	-
Valutakursdifferenser	2	-1	-	-
Summa reserv osäkra kundfordringar	**-40**	**-281**	**-**	**-**

	Koncern		Moderbolag	
Åldersanalys, kundfordringar	2017-12-31	2016-12-31	2017-12-31	2016-12-31
Ej förfallna fordringar	154 784	158 644	-	-
Förfallna fordringar 0-30 dgr	13 853	15 820	-	-
Förfallna fordringar >30-60 dgr	436	830	-	-
Förfallna fordringar >60-90 dgr	142	210	-	-
Kundfordringar förfallna >90 dgr	204	37	-	-
Summa kundfordringar	**169 419**	**175 541**	**-**	**-**

[NOT 15] Förutbetalda kostnader och upplupna intäkter

	Koncern		Moderbolag	
	2017-12-31	2016-12-31	2017-12-31	2016-12-31
Upplupna arvodesintäkter	83 853	79 935	-	-
Övriga poster	5 098	5 255	126	48
Summa	**88 951**	**85 190**	**126**	**48**

[NOT 16] Likvida medel

	Koncern		Moderbolag	
	2017-12-31	2016-12-31	2017-12-31	2016-12-31
Likvida medel	35 268	44 479	-	-
Kassa och bank	-	-	890	944
Spärrade bankmedel avseende hyreskontrakt	468	493	-	-
Summa	**35 736**	**44 972**	**890**	**944**

[NOT 17] Utdelning

Utbetalda utdelningar under 2017 avseende räkenskapsåret 2016 uppgick till 26,0 MSEK vilket motsvarade 1,50 SEK per aktie.

Styrelsen har föreslagit årsstämman den 23 april 2018 en ordinarie utdelning avseende 2017 om 28,6 MSEK motsvarande 1,65 SEK per aktie. Den föreskrivna utdelningen har inte redovisats som skuld i denna finansiella rapport.

[NOT 18] Risker och osäkerhetsfaktorer

Finansiella risker

Koncernen är genom sin verksamhet exponerad för olika slag av finansiella risker. Den övergripande policyn för den finansiella riskhanteringen är avkastning till minsta möjliga risk.

Koncernens finanspolicy fastställs årligen av styrelsen och reglerar hur de finansiella riskerna skall hanteras, samt vilka finansiella instrument som får användas. Koncernen får enligt finanspolicyn ej använda derivat för att hantera ränterisk.

Likviditetsrisk

Likviditetsrisk avser risken att koncernen kan få problem med att fullgöra sina skyldigheter som är förknippade med finansiella skulder. Koncernen har löpande likviditetsplanering genom daglig uppdatering av kassaflödesrapporter. Likviditetsplaneringen används för att hantera likviditetsrisken och kostnaderna för finansieringen av koncernen. Målsättningen är att koncernen ska kunna klara sina finansiella åtaganden i uppgångar såväl som i nedgångar utan betydande oförutsedda kostnader. Kredittiden mot stora kunder tenderar att förlängas vilket innebär att de utestående fordringarna blir större. Koncernen har en dock en god likviditetsbuffert i form av likvida medel, ett positivt kassaflöde från verksamheten och en per balansdagen outnyttjad checkräkningskredit på 20 000 KSEK. Koncernens likvida medel uppgår på balansdagen till 35 736 KSEK och utestående kundfordringar till 169 379 KSEK vilket kan jämföras med utestående leverantörsskulder om 5 112 KSEK. Koncernen kan med hänsyn till den goda likviditeten med god marginal fullgöra sina åtaganden avseende finansiella skulder.

Chekräkningskrediten, som förlängs med ett år i taget, är förenad med lånevillkoret att koncernens soliditet vid varje tillfälle skall uppgå till minst 15 procent, vilket den hittills gjort. Per balansdagen är checkräkningskrediten på 20 000 KSEK outnyttjad.

För 2017 bedömde UC AB att Uniflex Sverige AB ligger i riskklass 5 (5) och AAA Soliditet att Uniflex Sverige AB har AAA (AAA) i kreditrating samt 78 (81) i betalningsindex.

Koncernens finansiella skuld på balansdagen består, med undantag för den ovan beskrivna checkräkningskrediten, i sin helhet av leverantörsskulder. Förfallostrukturen på leverantörsskulderna framgår av tabellen nedan.

	Koncern							
Löptidsanalys	2017-12-31				2016-12-31			
	<30 dgr	>30–90 dgr	>90 dgr	**Totalt**	<30 dgr	>30–90 dgr	>90 dgr	**Totalt**
Leverantörsskulder	4 889	218	5	**5 112**	3 903	229	6	**4 138**

Ränterisk

Med ränterisk avses risken att förändringar i marknadsräntan påverkar koncernens räntenetto negativt. Koncernens exponering för ränterisk var per bokslutsdatum begränsad. Uniflex har inga räntebärande finansiella skulder. Räntebärande finansiella tillgångar utgörs i huvudsak av obundna bankmedel. En förändring av marknadsräntan med en procentenhet påverkar koncernens samtliga räntebärande tillgångar och skulder och skulle ge en negativ resultateffekt med cirka 400 KSEK.

Kredit- och motpartsrisk

Kredit- och motpartsrisk avser risken att motparten i en transaktion inte kan fullgöra sitt åtagande och därmed åsamkar koncernen förlust. Koncernen exponeras för kredit- och motpartsrisk när överskottslikviditet placeras i finansiella tillgångar. För att begränsa motpartsrisken accepteras endast motparter med hög kreditvärdighet enligt fastställd finanspolicy. Risken att koncernens kunder inte uppfyller sina åtaganden, dvs. att betalning inte erhålls från kunderna, utgör en kundkreditrisk. Koncernen har en kreditpolicy vilken innefattar kreditkontroll och hantering av kundkrediter. Uniflex kunder är till stor del publika bolag och andra välrenommerade kunder med hög kreditvärdighet för vilka kreditrisken bedöms vara låg. Företaget strävar efter stor spridning av kunder. Under 2017 stod ingen av de största kunderna för mer än 7 procent av omsättningen. Företaget använder även inkassobolag för att minska kundförluster. Maximal kreditrisk motsvaras av bokfört värde på finansiella tillgångar.

På balansdagen uppgår kundfordringar på den största enskilda kunden till 11,1 MSEK. Den maximala exponeringen av kreditrisk framgår av det redovisade värdet i balansräkningen för respektive finansiell tillgång.

Kreditexponering	**2017-12-31**	**2016-12-31**
Kundfordringar	169 379	175 260
Likvida medel	35 736	44 972
Summa	**205 115**	**220 232**

För åldersanalys av koncernens kundfordringar, se not 14.

[NOT 18 forts]

Valutarisk

Valutarisk avser risken att verkliga värden och kassaflöden avseende finansiella instrument kan fluktuera när värdet på främmande valutor förändras. Koncernen är endast marginellt exponerad för valutarisker. Den främsta valutaexponeringen i koncernen återfinns i valutafluktuationer vid omräkning av utländska dotterföretags tillgångar och skulder till moderbolagets funktionella valuta, så kallad omräkningsexponering. Koncernen har som policy att inte säkra omräkningseffekten av nettoinvesteringar i utländska dotterföretag. I moderbolaget sker varken försäljning eller inköp i utländsk valuta vilket innebär att ingen exponering finns för risk avseende fluktuationer i värdet av finansiella instrument, kund- eller leverantörsskulder eller valutarisker för framtida betalningsflöden. Koncernen har under 2017 haft begränsad verksamhet med annan funktionell valuta än moderbolaget. Koncernen har ingen exponering i form av lån eller placeringar i utländsk valuta.

Marknadsrisker

Konkurrenter

Marknaden för Uniflex tjänster är starkt konkurrensutsatt. Om marknaden expanderar ökar sannolikheten för att ytterligare konkurrenter etablerar sig. Uniflex anser dock att bolaget har en väletablerad position och organisation för att möta eventuell utökad konkurrens.

Konjunktur

Efterfrågan på Uniflex tjänster är beroende av den allmänna konjunkturutvecklingen. Vid konjunkturnedgångar finns risk för att många kunder reducerar användandet av temporär personal. En konjunkturnedgång kan också innebära en allmän prispress och ökad konkurrens från andra bemanningsföretag. Uniflex strategi att till största delen arbeta med rörlig kostnadsmassa gör att bolaget snabbt kan dra ner sina kostnader vid en konjunkturnedgång. Uniflex starka finansiella ställning är också en styrka i ett sådant skede.

Tillgång på personal

Bemanningsverksamhet är i hög utsträckning beroende av tillgång på personal. I dagsläget upplever Uniflex vissa problem med rekryteringen av ny personal.

Kollektivavtal

Kollektivavtal med arbetstagarorganisationer som representerar arbetstagarna i Uniflex affärsområden påverkar bolagets möjligheter att bedriva och utveckla bemanning. Uniflex viktigaste kollektivavtal är det svenska mellan LO och Almega Bemanningsföretagen samt avtalet mellan Unionen och Akademikerförbunden å ena sidan och Almega Bemanningsföretagen å andra sidan.

Gällande kollektivavtal för tjänstemän tecknades mellan Bemanningsföretagen, Unionen och Akademikerförbunden och gäller från 1 maj 2017 till 30 april 2020. Avtalet för arbetare är träffat mellan Bemanningsföretagen och förbunden inom LO och gäller från 1 maj 2017 till 30 april 2020. Senaste kollektivavtalet för byggarbetare som tecknades mellan Sveriges Byggindustrier och Svenska Byggnadsarbetareförbundet gäller från 1 april 2017 till 30 april 2020.

Lagstiftning och reglering

Uniflex och marknaden påverkas i hög grad av tillämplig lagstiftning och andra föreskrifter som reglerar verksamheten. Förändringar i lagstiftning eller nya politiska beslut kan påverka Uniflex verksamhet såväl positivt som negativt. En risk som aktualiserats genom vissa politiska partiers uttalanden är att bemanningsföretag kan komma att ställas inför en hårdare politisk reglering. Det finns även en risk att det införs begränsningar mot bemanningsföretag i inhyrande företags kollektivavtal.

Risker förenade med verksamheten

Beroende av stora kunder

Inom samtliga av Uniflex yrkesområden sker en del av försäljningen till få men större kunder. Uniflex har bra affärsrelationer till dessa kunder, men skulle påverkas negativt om de försvinner och inte ersätts av nya.

Ansvarsrisker

De ansvarsrisker Uniflex har är främst risken för skador som uthyrd konsult orsakar kundens verksamhet eller egendom samt personskador. Uniflex tar i de allra flesta fall inget funktionsansvar, dvs. ansvar för arbetsledning, utan tjänsten innefattar att förse kunden med efterfrågad kompetens. Vid samtliga uppdrag tar Uniflex regelmässigt fram konsultens kompetens och bakgrund. Uniflex har ett försäkringsskydd för att täcka de ansvarsrisker koncernen har. Försäkringsskyddet är i enlighet med branschens standard.

Omställningstid

Uniflex upprätthåller en beredskap för förändringar i orderläge. Vid risk för varaktiga förändringar i ordersituationen läggs varsel enligt de regler som gäller på arbetsmarknaden.

Snabb tillväxt

Uniflex tillväxt kräver kontinuerlig rekrytering och utbildning av nya medarbetare. För att säkra en framgångsrik integrering av ny personal i verksamheten har Uniflex etablerat och dokumenterat rutiner för hur verksamheten ska fungera. Bolaget har också en väl utarbetad organisationsstruktur som underlättar intern rekrytering. Karriärmöjligheterna fungerar även som en viktig faktor för att behålla personalen. Nyetablering av kontor sker successivt med begränsade investeringar och personal anställs i takt med att efterfrågan på Uniflex tjänster ökar.

[NOT 19] Övriga kortfristiga skulder

	Koncern		Moderbolag	
	2017-12-31	2016-12-31	2017-12-31	2016-12-31
Mervärdesskatter	27 333	26 465	286	73
Personalens källskatter	19 674	19 479	149	160
Sociala avgifter	22 651	22 453	91	95
Övriga kortfristiga skulder	1 246	1 341	0	0
Summa	**70 904**	**69 738**	**526**	**328**

[NOT 20] Upplupna kostnader och förutbetalda intäkter

	Koncern		Moderbolag	
	2017-12-31	2016-12-31	2017-12-31	2016-12-31
Semesterlöneskuld	51 750	55 079	0	0
Upplupna löner	80 969	84 384	559	94
Pensioner och löneskatt	10 828	2 232	155	150
Styrelsearvoden	51	670	51	670
Övriga upplupna kostnader	2 445	2 859	444	102
Summa	**146 043**	**145 224**	**1 209**	**1 016**

[NOT 21] Ställda säkerheter och Ansvarsförbindelser

	Koncern		Moderbolag	
Ställda säkerheter	2017-12-31	2016-12-31	2017-12-31	2016-12-31
Företagsinteckningar avseende checkräkningskredit	20 000	40 000	-	-
Spärrade bankmedel avseende hyreskontrakt	468	493	-	-
Summa ställda säkerheter	**20 468**	**40 493**	**-**	**-**

	Koncern		Moderbolag	
Ansvarsförbindelser	2017-12-31	2016-12-31	2017-12-31	2016-12-31
Borgen för Uniflex Sverige AB avseende checkräkningskredit	-	-	20 000	20 000
Summa ansvarsförbindelser	**-**	**-**	**20 000**	**20 000**

[NOT 22] Resultat per aktie

Beräkningen av resultat per aktie före och efter utspädning baseras på följande:

	2017	2016
Resultat per aktie före och efter utspädning, SEK		
Från kvarvarande verksamheter	1,59	1,43
Från avvecklad verksamhet	-0,18	-0,37
Totalt resultat per aktie	**1,41**	**1,06**
Periodens resultat efter skatt hänförligt till moderbolagets aktieägare (MSEK)	24,5	18,4
Utgående antal aktier (000)	17 362	17 362
Vägt genomsnittligt antal aktier före utspädning (000)	17 362	17 362
Effekt av utspädning (000)	0	0
Vägt genomsnittligt antal aktier efter utspädning (000)	**17 362**	**17 362**

[NOT 23] Eget kapital

Aktiekapital

Posten aktiekapital avser moderbolagets aktiekapital. Antal aktier per 31 december 2017 uppgår till 17 361 690 med kvotvärde 0,20 SEK per aktie fördelat på 4 023 815 A-aktier med röstvärde 1 och 13 337 875 B-aktier med röstvärde 1/5. För ytterligare information, se avsnittet Uniflexaktien på sidan 32.

Övrigt tillskjutet kapital

Övrigt tillskjutet kapital består av kapital som uppstått genom transaktioner med aktieägarkretsen, såsom emissioner till överkurs.

Omräkningsreserver

Omräkningsreserver avser omräkningsdifferenser hänförliga till omräkning av utländska dotterbolag.

Balanserade vinstmedel inklusive årets resultat

Balanserade vinstmedel inkluderar årets och tidigare års resultat, utdelning till aktieägare, erhållna premier för utgivna optioner, återköp av optioner samt förvärv från innehavare utan bestämmande inflytande.

Kapitalhantering

Uniflex förvaltade kapital utgörs av eget kapital. Koncernens mål för förvaltning av kapitalet är att trygga koncernens fortlevnad och handlingsfrihet och att tillse att ägarna även fortsättningsvis erhåller avkastning på sina placerade medel. För att bibehålla och anpassa kapitalstrukturen kan koncernen dela ut medel. Enligt Uniflex utdelningspolicy ska utdelningen minst uppgå till 50 procent av årets vinst i koncernen. För ytterligare information om kapitalhantering och finansiella risker, se not 18.

[NOT 24] Avvecklad verksamhet

Per den 1 januari 2018 har Uniflex sålt samtliga aktier i det tyska dotterbolaget Uniflex Personal GmbH för en köpeskilling uppgående till 1,2 MSEK. Resultateffekten av transaktionen, som ingår i resultat från avvecklad verksamhet, uppgår till minus 1 MSEK och har belastat resultatet för 2017.

Årets resultat från avvecklad verksamhet kan sammanfattas enligt följande:

	2017	2016
Intäkter	23 591	35 392
Övriga externa kostnader	-3 474	-4 648
Personalkostnader	-22 746	-34 452
Av- och nedskrivningar av anläggningstillgångar	-319	-2 785
Rörelseresultat	**-2 948**	**-6 493**
Finansiella poster	-222	58
Resultat från avvecklad verksamhet före skatt	**-3 170**	**-6 435**
Skattekostnad	0	0
Årets resultat från avvecklad verksamhet	**-3 170**	**-6 435**
Resultat per aktie från avvecklad verksamhet före och efter utspädning, SEK	-0,18	-0,37

De redovisade värdena för tillgångar och skulder som innehas för försäljning kan sammanfattas enligt följande:

	2017-12-31	2016-12-31
Anläggningstillgångar		
Inventarier	371	-
Omsättningstillgångar		
Kundfordringar	5 231	-
Övriga fordringar	319	-
Förutbetalda kostnader och upplupna intäkter	296	-
Likvida medel	774	-
Tillgångar till försäljning	**6 991**	**-**
Kortfristiga skulder		
Leverantörsskulder	266	-
Övriga kortfristiga skulder	1 394	-
Upplupna kostnader och förutbetalda intäkter	2 029	-
Skulder till försäljning	**3 689**	**-**

[NOT 24 forts]

Kassaflöden från avvecklad verksamhet kan sammanfattas enligt följande:

	2017	2016
Den löpande verksamheten	-3 764	-4 977
Investeringsverksamheten	-10	-109
Finansieringsverksamheten	2 804	4 693
Kassaflöde från avvecklad verksamhet	**-970**	**-393**

[NOT 25] Transaktioner med närstående

Uniflex har kommersiella mellanhavanden med Poolia AB och BroHof Golf AB, med Poolia AB har Uniflex även vissa samarbetsavtal. Uniflex har haft transaktioner med båda parter under perioden (Poolia är tidigare moderbolag till Uniflex). Samtliga transaktioner med parterna sker på marknadsmässiga villkor. På balansdagen den 31 december 2017 hade Uniflex en kundfordran på Poolia AB om 6,1 MSEK (4,7) och en leverantörsskuld till Poolia AB om 0,1 MSEK (0,0). Mellanhavandena är i huvudsak hänförliga till tjänster där vidarefakturering sker. Resultatpåverkande omsättning har uppgått till inköp 1,0 MSEK (0,5) och försäljning 22,7 MSEK (21,0).

Uniflex styrelseordförande och största aktieägare Björn Örås är även ordförande och största aktieägare i Poolia AB, Dedicare AB och BroHof Golf AB. För övriga transaktioner mellan Uniflex och dess närstående, se Not 6 Ersättningar till ledande befattningshavare. Ingen styrelseledamot eller ledande befattningshavare har eller har haft någon direkt eller indirekt delaktighet i några affärstransaktioner som är eller var ovanliga till sin karaktär med avseende på villkoren, som inträffat under nuvarande eller föregående verksamhetsår. Inte heller har Uniflex lämnat lån, ställt garantier eller ingått borgensförbindelse för någon av styrelsens ledamöter, ledande befattningshavare eller revisorer i bolaget.

[NOT 26] Händelser efter balansdagen

Per den 1 januari 2018 har Uniflex sålt samtliga aktier i det tyska dotterbolaget Uniflex Personal GmbH för en köpeskilling uppgående till 1,2 MSEK. Resultateffekten av transaktionen, som ingår i resultat från avvecklad verksamhet, uppgår till minus 1 MSEK och har belastat resultatet för 2017.

I övrigt har inga väsentliga händelser inträffat efter räkenskapsårets utgång.

[NOT 27] Viktiga uppskattningar och bedömningar för redovisningsändamål

Uppskattningar och bedömningar utvärderas löpande och baseras på historisk erfarenhet och andra faktorer, inklusive förväntningar på framtida händelser som anses rimliga under rådande förhållanden. Som ett led i arbetet med att upprätta årsredovisningen görs bl. a. följande uppskattningar och redovisningsmässiga antaganden om framtiden.

Värdering av dotterbolag

Uniflex verksamheter i Norge och Finland har under året uppvisat positiva rörelseresultat. En nedskrivningsbedömning har gjorts av posten Andelar i koncernföretag och den samlade bedömningen är att dessa verksamheter kommer att generera vinster i framtiden varför något nedskrivningsbehov för närvarande inte bedöms föreligga.

Under 2017 har moderbolaget skrivit ner värdet på aktierna i det tyska dotterbolaget med totalt 12,4 MSEK; 8,8 MSEK motsvarande de aktieägartillskott för förlusttäckning moderbolaget lämnat till det tyska dotterbolaget under 2017 samt 3,6 MSEK för att motsvara det försäljningspris som avtalats om efter rapportperiodens utgång, se ovan not 24 och not 26.

Utfall av pågående tvister

Koncernen har för närvarande inga väsentliga pågående tvister.

Pensionsreserv

Då företaget rapporterar timanställda i efterhand samt att ålder har betydelse för kostnaden kan avsättningen i vissa fall överstiga verklig kostnad eller motsatt.

Undertecknade försäkrar att koncern- och årsredovisningen har upprättats i enlighet med internationella redovisningsstandarder IFRS, sådana de antagits av EU, respektive god redovisningssed och ger en rättvisande bild av koncernens och moderbolagets ställning och resultat, samt att förvaltningsberättelsen för koncernen och moderbolaget ger en rättvisande översikt över utvecklingen av koncernens och moderbolagets verksamhet, ställning och resultat samt beskriver väsentliga risker och osäkerhetsfaktorer som de företag som ingår i koncernen står inför.

Stockholm den 28 mars 2018

Björn Örås
Styrelsens ordförande

Jenny Pizzignacco
Styrelseledamot

Eva Gidlöf
Styrelseledamot

Staffan Jufors
Styrelseledamot

Jan Bengtsson
Verkställande direktör

Vår revisionsberättelse har avgivits den 28 mars 2018

Grant Thornton Sweden AB

Stefan Hultstrand
Auktoriserad revisor

Till bolagsstämman i Uniflex AB (publ)
org.nr. 556462-0887

Rapport om årsredovisningen och koncernredovisningen

Uttalanden

Vi har utfört en revision av årsredovisningen och koncernredovisningen för Uniflex AB (publ) för år 2017 med undantag för bolagsstyrningsrapporten och hållbarhetsrapporten på sidorna 20–24 respektive 24–30. Bolagets årsredovisning och koncernredovisning ingår på sidorna 17–57 i detta dokument.

Enligt vår uppfattning har årsredovisningen upprättats i enlighet med årsredovisningslagen och ger en i alla väsentliga avseenden rättvisande bild av moderbolagets finansiella ställning per den 31 december 2017 och av dess finansiella resultat och kassaflöde för året enligt årsredovisningslagen. Koncernredovisningen har upprättats i enlighet med årsredovisningslagen och ger en i alla väsentliga avseenden rättvisande bild av koncernens finansiella ställning per den 31 december 2017 och av dess finansiella resultat och kassaflöde för året enligt International Financial Reporting Standards (IFRS), såsom de antagits av EU, och årsredovisningslagen. Våra uttalanden omfattar inte bolagsstyrningsrapporten och hållbarhetsrapporten på sidorna 20–24 respektive 24-30. Förvaltningsberättelsen är förenlig med årsredovisningens och koncernredovisningens övriga delar.

Vi tillstyrker därför att bolagsstämman fastställer resultaträkningen och balansräkningen för moderbolaget och för koncernen.

Våra uttalanden i denna rapport om årsredovisningen och koncernredovisningen är förenliga med innehållet i den kompletterande rapport som har överlämnats till moderbolagets styrelse i enlighet med revisorsförordningens (537/2014/EU) artikel 11.

Grund för uttalanden

Vi har utfört revisionen enligt International Standards on Auditing (ISA) och god revisionssed i Sverige. Vårt ansvar enligt dessa standarder beskrivs närmare i avsnittet "Revisorns ansvar". Vi är oberoende i förhållande till moderbolaget och koncernen enligt god revisorssed i Sverige och har i övrigt fullgjort vårt yrkesetiska ansvar enligt dessa krav. Detta innefattar att, baserat på vår bästa kunskap och övertygelse, inga förbjudna tjänster som avses i revisorsförordningens (537/2014/EU) artikel 5.1 har tillhandahållits det granskade bolaget eller, i förekommande fall, dess moderföretag eller dess kontrollerade företag inom EU.

Vi anser att de revisionsbevis vi har inhämtat är tillräckliga och ändamålsenliga som grund för våra uttalanden.

Särskilt betydelsefulla områden

Särskilt betydelsefulla områden för revisionen är de områden som enligt vår professionella bedömning var de mest betydelsefulla för revisionen av årsredovisningen och koncernredovisningen för den aktuella perioden, och innefattar bland annat de viktigaste bedömda riskerna för väsentliga felaktigheter. Dessa områden behandlades inom ramen för revisionen av, och i vårt ställningstagande till, årsredovisningen och koncernredovisningen som helhet, men vi gör inga separata uttalanden om dessa områden.

Intäktsredovisning

Koncernens redovisade intäkter uppgår per 31 december 2017 till 1 187 MSEK och omfattar framförallt försäljning av bemanningstjänster. Uniflex intäkter omfattar nästan till uteslutande del försäljning av tjänster på löpande räkning. Intäkterna värderas till det verkliga värdet av vad som erhållits eller kommer att erhållas och redovisas i den period då tjänsten utförs och levereras Redovisning av intäkter baseras på information från bolagets tidredovisningssystem, som beräknar intäkterna utifrån arbetad tid. Vår bedömning är att riskerna kopplat till existens har stor påverkan på den finansiella rapporteringen.

Bolagets redovisningsprinciper för intäkter framgår på sidan 41 i årsredovisningen.

Våra granskningsåtgärder:

Som en del i vår revision avseende redovisning av intäkter har vi genomfört ett antal granskningsåtgärder. Våra granskningsåtgärder inkluderade, men var inte begränsade till följande:

- Genomgång av redovisningsprinciper, kartläggning av väsentliga transaktionsflöden och kritiska affärssystem samt granskning av att bolagets interna kontrollmiljö fungerar ändamålsenligt.
- Granskning av upplupna intäkter med fokus på fullständighet i överföring av data mellan system samt granskning av redovisningsunderlag och avstämning mot faktisk fakturering.
- Stickprovsvis granskning av intäktstransaktioner för att verifiera dess existens mot betalning, att dessa prissatts enligt gällande kundavtal och att intäkter redovisats i den period då åtagandena fullgörs.
- Analytisk granskning av redovisade intäkter på månadsbasis samt utveckling av intäkter och marginaler för att identifiera väsentliga fluktuationer.

Moderbolagets andelar i och fordringar hos koncernföretag

Moderbolaget bedriver verksamhet i utlandet genom dotterbolag i Norge och Finland. Per den 1 januari 2018 har verksamheten i Tyskland sålts, se vidare not 2. Av bolagets upplysningar i not 2 framgår det att dotterbolaget i Finland gjort positivt resultat i under 2017, medan dotterbolaget i Norge har gjort ett negativt resultat under 2017. Med hänsyn till resultatutvecklingen de senaste åren samt det ackumulerade negativa egna kapitalet enligt not 12, har de utländska bolagen varit föremål för nedskrivningsprövning av ledningen. Av noterna 12 och 13 framgår det att bokfört värde på andelarna och fordringarna på dessa dotterbolag uppgår till 9 295 KSEK respektive 29 741 KSEK. Nedskrivningsprövningen av de utländska dotterbolagen kräver betydande uppskattningar av den framtida utvecklingen beträffande tillväxt och kassaflöde, varför den har bedömts vara ett särskilt betydelsefullt område.

Våra granskningsåtgärder

- Granskning av ledningens metod för nedskrivningsbedömning framförallt genom att bedöma rimligheten i framtida kassaflöden och tillväxtantaganden.
- Granskning av att erforderliga upplysningar lämnas i relevanta noter till de finansiella rapporterna

Annan information än årsredovisningen och koncernredovisningen

Detta dokument innehåller även annan information än årsredovisningen, och koncernredovisningen och återfinns på sidorna 1–16 och 24–30. Det är styrelsen och verkställande direktören som har ansvaret för denna andra information.

Vårt uttalande avseende årsredovisningen och koncernredovisningen omfattar inte denna information och vi gör inget uttalande med bestyrkande avseende denna andra information.

I samband med vår revision av årsredovisningen och koncernredovisningen är det vårt ansvar att läsa den information som identifieras ovan och överväga om informationen i väsentlig utsträckning är oförenlig med årsredovisningen och koncernredovisningen. Vid denna genomgång beaktar vi även den kunskap vi i övrigt inhämtat under revisionen samt bedömer om informationen i övrigt verkar innehålla väsentliga felaktigheter.

Om vi, baserat på det arbete som har utförts avseende denna information, drar slutsatsen att den andra informationen innehåller en väsentlig felaktighet, är vi skyldiga att rapportera detta. Vi har inget att rapportera i det avseendet.

Styrelsens och verkställande direktörens ansvar

Det är styrelsen och verkställande direktören som har ansvaret för att årsredovisningen och koncernredovisningen upprättas och att de ger en rättvisande bild enligt årsredovisningslagen och, vad gäller koncernredovisningen, enligt IFRS såsom de antagits av EU. Styrelsen och verkställande direktören ansvarar även för den interna kontroll som de bedömer är nödvändig för att upprätta en årsredovisning och koncernredovisning som inte innehåller några väsentliga felaktigheter, vare sig dessa beror på oegentligheter eller på fel.

Vid upprättandet av årsredovisningen och koncernredovisningen ansvarar styrelsen och verkställande direktören för bedömningen av bolagets och koncernens förmåga att fortsätta verksamheten. De upplyser, när så är tillämpligt, om förhållanden som kan påverka förmågan att fortsätta verksamheten och att använda antagandet om fortsatt drift. Antagandet om fortsatt drift tillämpas dock inte om styrelsen och verkställande direktören avser att likvidera bolaget, upphöra med verksamheten eller inte har något realistiskt alternativ till att göra något av detta.

Revisorns ansvar

Våra mål är att uppnå en rimlig grad av säkerhet om huruvida årsredovisningen och koncernredovisningen som helhet inte innehåller några väsentliga felaktigheter, vare sig dessa beror på oegentligheter eller på fel, och att lämna en revisionsberättelse som innehåller våra uttalanden. Rimlig säkerhet är en hög grad av säkerhet, men är ingen garanti för att en revision som utförs enligt ISA och god revisionssed i Sverige alltid kommer att upptäcka en väsentlig felaktighet om en sådan finns. Felaktigheter kan uppstå på grund av oegentligheter eller fel och anses vara väsentliga om de enskilt eller tillsammans rimligen kan förväntas påverka de ekonomiska beslut som användare fattar med grund i årsredovisningen och koncernredovisningen.

Som del av en revision enligt ISA använder vi professionellt omdöme och har en professionellt skeptisk inställning under hela revisionen.

Dessutom:

- Identifierar och bedömer vi riskerna för väsentliga felaktigheter i årsredovisningen och koncernredovisningen, vare sig dessa beror på oegentligheter eller på fel, utformar och utför granskningsåtgärder bland annat utifrån dessa risker och inhämtar revisionsbevis som är tillräckliga och ändamålsenliga för att utgöra en grund för våra uttalanden. Risken för att inte upptäcka en väsentlig felaktighet till följd av oegentligheter är högre än för en väsentlig felaktighet som beror på fel, eftersom oegentligheter kan innefatta agerande i maskopi, förfalskning, avsiktliga utelämnanden, felaktig information eller åsidosättande av intern kontroll.
- Skaffar vi oss en förståelse av den del av bolagets interna kontroll som har betydelse för vår revision för att utforma granskningsåtgärder som är lämpliga med hänsyn till omständigheterna, men inte för att uttala oss om effektiviteten i den interna kontrollen.
- Utvärderar vi lämpligheten i de redovisningsprinciper som används och rimligheten i styrelsens och verkställande direktörens uppskattningar i redovisningen och tillhörande upplysningar.
- Drar vi en slutsats om lämpligheten i att styrelsen och verkställande direktören använder antagandet om fortsatt drift vid upprättandet av årsredovisningen och koncernredovisningen. Vi drar också en slutsats, med grund i de inhämtade revisionsbevisen, om huruvida det finns någon väsentlig osäkerhetsfaktor som avser sådana händelser eller förhållanden som kan leda till betydande tvivel om bolagets och koncernens förmåga att fortsätta verksamheten. Om vi drar slutsatsen att det finns en väsentlig osäkerhetsfaktor, måste vi i revisionsberättelsen fästa uppmärksamheten på upplysningarna i årsredovisningen och koncernredovisningen om den väsentliga osäkerhetsfaktorn eller, om sådana upplysningar är otillräckliga, modifiera uttalandet om årsredovisningen och koncernredovisningen. Våra slutsatser baseras på de revisionsbevis som inhämtas fram till datumet för revisionsberättelsen. Dock kan framtida händelser eller förhållanden göra att ett bolag och en koncern inte längre kan fortsätta verksamheten.
- Utvärderar vi den övergripande presentationen, strukturen och innehållet i årsredovisningen och koncernredovisningen, däribland upplysningarna, och om årsredovisningen och koncernredovisningen återger de underliggande transaktionerna och händelserna på ett sätt som ger en rättvisande bild.
- Inhämtar vi tillräckliga och ändamålsenliga revisionsbevis avseende den finansiella informationen i enheterna eller affärsaktiviteterna inom koncernen för att göra ett uttalande avseende koncernredovisningen. Vi ansvarar för styrning, övervakning och utförande av koncernrevisionen. Vi är ensamt ansvariga för våra uttalanden.

Vi måste informera styrelsen om bland annat revisionens planerade omfattning och inriktning samt tidpunkten för den. Vi måste också informera om betydelsefulla iakttagelser under revisionen, däribland de eventuella betydande brister i den interna kontrollen som vi identifierat.

Vi måste också förse styrelsen med ett uttalande om att vi har följt relevanta yrkesetiska krav avseende oberoende, och ta upp alla relationer och andra förhållanden som rimligen kan påverka vårt oberoende, samt i tillämpliga fall tillhörande motåtgärder.

Av de områden som kommuniceras med styrelsen fastställer vi vilka av dessa områden som varit de mest betydelsefulla för revisionen av årsredovisningen och koncernredovisningen, inklusive de viktigaste bedömda riskerna för väsentliga felaktigheter, och som därför utgör de för revisionen särskilt betydelsefulla områdena. Vi beskriver dessa områden i revisionsberättelsen såvida inte lagar eller andra författningar förhindrar upplysning om frågan.

Rapport om andra krav enligt lagar och andra författningar

Uttalanden

Utöver vår revision av årsredovisningen och koncernredovisningen har vi även utfört en revision av styrelsens och verkställande direktörens förvaltning för Uniflex AB (publ) för år 2017 samt av förslaget till dispositioner beträffande bolagets vinst eller förlust.

Vi tillstyrker att bolagsstämman disponerar vinsten enligt förslaget i förvaltningsberättelsen och beviljar styrelsens ledamöter och verkställande direktören ansvarsfrihet för räkenskapsåret.

Grund för uttalanden

Vi har utfört revisionen enligt god revisionssed i Sverige. Vårt ansvar enligt denna beskrivs närmare i avsnittet "Revisorns ansvar". Vi är oberoende i förhållande till moderbolaget och koncernen enligt god revisorssed i Sverige och har i övrigt fullgjort vårt yrkesetiska ansvar enligt dessa krav.

Vi anser att de revisionsbevis vi har inhämtat är tillräckliga och ändamålsenliga som grund för våra uttalanden.

Styrelsens och verkställande direktörens ansvar

Det är styrelsen som har ansvaret för förslaget till dispositioner beträffande bolagets vinst eller förlust. Vid förslag till utdelning innefattar detta bland annat en bedömning av om utdelningen är försvarlig med hänsyn till de krav som bolagets och koncernens verksamhetsart, omfattning och risker ställer på storleken av bolagets och koncernens egna kapital, konsolideringsbehov, likviditet och ställning i övrigt.

Styrelsen ansvarar för bolagets organisation och förvaltningen av bolagets angelägenheter. Detta innefattar bland annat att fortlöpande bedöma bolagets och koncernens ekonomiska situation och att tillse att bolagets organisation är utformad så att bokföringen, medelsförvaltningen och bolagets ekonomiska angelägenheter i övrigt kontrolleras på ett betryggande sätt. Den verkställande direktören ska sköta den löpande förvaltningen enligt styrelsens riktlinjer och anvisningar och bland annat vidta de åtgärder som är nödvändiga för att bolagets bokföring ska fullgöras i överensstämmelse med lag och för att medelsförvaltningen ska skötas på ett betryggande sätt.

Revisorns ansvar

Vårt mål beträffande revisionen av förvaltningen, och därmed vårt uttalande om ansvarsfrihet, är att inhämta revisionsbevis för att med en rimlig grad av säkerhet kunna bedöma om någon styrelseledamot eller verkställande direktören i något väsentligt avseende:

- företagit någon åtgärd eller gjort sig skyldig till någon försummelse som kan föranleda ersättningsskyldighet mot bolaget, eller
- på något annat sätt handlat i strid med aktiebolagslagen, årsredovisningslagen eller bolagsordningen.

Vårt mål beträffande revisionen av förslaget till dispositioner av bolagets vinst eller förlust, och därmed vårt uttalande om detta, är att med rimlig grad av säkerhet bedöma om förslaget är förenligt med aktiebolagslagen.

Rimlig säkerhet är en hög grad av säkerhet, men ingen garanti för att en revision som utförs enligt god revisionssed i Sverige alltid kommer att upptäcka åtgärder eller försummelser som kan föranleda ersättningsskyldighet mot bolaget, eller att ett förslag till dispositioner av bolagets vinst eller förlust inte är förenligt med aktiebolagslagen.

Som en del av en revision enligt god revisionssed i Sverige använder vi professionellt omdöme och har en professionellt skeptisk inställning under hela revisionen. Granskningen av förvaltningen och förslaget till dispositioner av bolagets vinst eller förlust grundar sig främst på revisionen av räkenskaperna. Vilka tillkommande granskningsåtgärder som utförs baseras på vår professionella bedömning med utgångspunkt i risk och väsentlighet. Det innebär att vi fokuserar granskningen på sådana åtgärder, områden och förhållanden som är väsentliga för verksamheten och där avsteg och överträdelser skulle ha särskild betydelse för bolagets situation. Vi går igenom och prövar fattade beslut, beslutsunderlag, vidtagna åtgärder och andra förhållanden som är relevanta för vårt uttalande om ansvarsfrihet. Som underlag för vårt uttalande om styrelsens förslag till dispositioner beträffande bolagets vinst eller förlust har vi granskat styrelsens motiverade yttrande samt ett urval av underlagen för detta för att kunna bedöma om förslaget är förenligt med aktiebolagslagen.

Revisorns granskning av bolagsstyrningsrapporten

Det är styrelsen som har ansvaret för bolagsstyrningsrapporten på sidorna 20–24 och för att den är upprättad i enlighet med årsredovisningslagen. Vår granskning har skett enligt FARs uttalande RevU 16 *Revisorns granskning av bolagsstyrningsrapporten*. Detta innebär att vår granskning av bolagsstyrningsrapporten har en annan inriktning och en väsentligt mindre omfattning jämfört med den inriktning och omfattning som en revision enligt International Standards on Auditing och god revisionssed i Sverige har. Vi anser att denna granskning ger oss tillräcklig grund för våra uttalanden.

En bolagsstyrningsrapport har upprättats. Upplysningar i enlighet med 6 kap. 6 § andra stycket punkterna 2–6 årsredovisningslagen samt 7 kap. 31 § andra stycket samma lag är förenliga med årsredovisningens och koncernredovisningens övriga delar samt är i överensstämmelse med årsredovisningslagen.

Revisorns yttrande avseende den lagstadgade hållbarhetsrapporten

Det är styrelsen som har ansvaret för hållbarhetsrapporten på sidorna 24–30 och för att den är upprättad i enlighet med årsredovisningslagen.

Vår granskning har skett enligt FARs rekommendation RevR 12 *Revisorns yttrande om den lagstadgade hållbarhetsrapporten*. Detta innebär att vår granskning av hållbarhetsrapporten har en annan inriktning och en väsentligt mindre omfattning jämfört med den inriktning och omfattning som en revision enligt International Standards on Auditing och god revisionssed i Sverige har. Vi anser att denna granskning ger oss tillräcklig grund för vårt uttalande.

En hållbarhetsrapport har upprättats.

Grant Thornton Sweden AB, Sveavägen 20,103 94 Stockholm, utsågs till Uniflex AB (publ):s revisor av bolagsstämman den 25 april 2017 och har varit bolagets revisor sedan 22 april 2014.

Stockholm den 28 mars 2018

Grant Thornton Sweden AB

Stefan Hultstrand
Auktoriserad revisor

STYRELSE



Björn Örås
Född 1949
Fil. kand. i ekonomi, Lunds universitet
Styrelseordförande, Uniflex grundare och medlem av styrelsen sedan grundandet. Styrelseordförande i Poolia AB, Dedicare AB och Bro Hof Slott AB.
Aktier i Uniflex: 4 023 815 A-aktier och 3 101 445 B-aktier



Jenny Pizzignacco
Född 1979
Civilekonom, Lunds universitet
Medlem av styrelsen sedan 2014. VD för Dedicare Nurse Sverige AB.
Aktier i Uniflex: 351 140 B-aktier



Eva Gidlöf
Född 1957
Fil. kand./Samhällsvetarexamen, Uppsala universitet
Medlem av styrelsen sedan 2016. Styrelseordförande i Metria AB, vice styrelseordförande i SBC Sveriges BostadsrättsCentrum AB, styrelseledamot i SBAB Bank AB, Mercuri International Group AB och Stockholms Handelskammare samt ledamot i SNS Förtroenderåd.
Aktier i Uniflex: 10 000 B-aktier



Staffan Jufors
Född 1951
Civilekonom, Handelshögskolan vid Göteborgs universitet
Medlem av styrelsen sedan 2017. Styrelseordförande i Ferronordic Machines AB, styrelseledamot i ÅF AB och stiftelsen Nordens Ark.
Aktier i Uniflex: 0

Revisorer

Stefan Hultstrand
Född 1955
Auktoriserad revisor Grant Thornton Sweden AB

VD OCH ANDRA LEDANDE BEFATTNINGSHAVARE



Jan Bengtsson
VD
Född 1967
Civilekonom, Stockholms universitet
VD sedan 2002
Styrelseledamot i Almega AB och vice ordförande i Bemanningsföretagen.
Aktier i Uniflex: 168 000 B-aktier
Teckningsoptioner i Uniflex: 50 000 st.



Kent Thudén
Ekonomichef
Född 1965
Anställd sedan 2008
Aktier i Uniflex: 0
Teckningsoptioner i Uniflex: 7 000 st.



Elin Strandberg
HR-chef
Född 1981
Anställd sedan: 2010
Aktier i Uniflex: 0
Teckningsoptioner i Uniflex: 0



Jonas Nilsson
Marknadsområdeschef
Född 1968
Anställd sedan 2002.
Aktier i Uniflex: 19 500 B-aktier
Teckningsoptioner i Uniflex: 7 000 st.



Mattias Melander
Marknadsområdeschef
Född 1974
Anställd sedan 2006
Aktier i Uniflex: 0
Teckningsoptioner i Uniflex: 7 000 st.



Claes Gellstrup
Försäljningschef
Född 1972
Anställd sedan: 2017
Aktier i Uniflex: 0
Teckningsoptioner i Uniflex: 0



Christopher Carey
VD Uniflex Norge AS
Född 1977
Anställd sedan 2010
Aktier i Uniflex: 0
Teckningsoptioner i Uniflex: 7 000 st.



Esa Rantanen
VD Uniflex Suomi Oy
Född 1963
Anställd sedan 2016
Aktier i Uniflex: 0
Teckningsoptioner i Uniflex: 0

AKTIEÄGARINFORMATION

ÅRSSTÄMMA
Ordinarie årsstämma för aktieägarna i Uniflex AB (publ) hålls måndagen den 23 april 2018, klockan 14.00 på Uniflex huvudkontor, Arenavägen 57 i Stockholm-Globen.

DELTAGANDE I STÄMMAN
Aktieägare som vill delta i årsstämman ska vara införd i den av Euroclear Sweden AB förda aktieboken tisdagen den 17 april samt anmäla sin avsikt att delta enligt nedan. Det innebär att aktieägare som låtit förvaltarregistrera sina aktier måste inregistrera aktierna i eget namn i aktieboken för att få delta i årsstämman. För att sådan registrering skall kunna ha skett till den 17 april måste aktieägaren underrätta sin förvaltare i god tid dessförinnan.

ANMÄLAN
Aktieägare som önskar delta i årsstämman ska senast onsdagen den 18 april 2018 klockan 12.00 anmäla sig till bolaget under adress: Uniflex AB, Att: Kent Thudén, Box 7014, 121 07 Stockholm-Globen.

Anmälan kan också göras via e-mail till kent.thuden@uniflex.se

Vid anmälan uppges namn, adress, person- eller organisationsnummer, telefon, e-mailadress och antal aktier. Eventuella biträden måste också föranmälas.

KALLELSE TILL ÅRSSTÄMMAN
Kallelse till årsstämman kommer att ske genom annonsering Post- och Inrikes Tidningar samt på bolagets webbplats. Vid tidpunkten för kallelse kommer information om att kallelse skett annonseras i Svenska Dagbladet. Dagordningen och ärenden för årsstämman kommer att framgå av kallelsen.

UTDELNING
För 2017 föreslår styrelsen en ordinarie utdelning om 1,65 kronor per aktie baserat på 17 361 690 aktier, motsvarande 28,6 MSEK.

Avstämningsdag för utdelningen föreslås till onsdagen den 25 april 2018. Utbetalning beräknas då ske den 30 april.

Kalendarium 2018

Delårsrapport januari–mars 2018	23 april, klockan 13:30
Årsstämma i Uniflex AB	23 april, klockan 14:00
Delårsrapport januari–juni 2018	13 juli, klockan 07:25
Delårsrapport januari–september 2018	19 oktober, klockan 13:30
Bokslutskommuniké 2018	februari 2019

SVERIGE
Uniflex Sverige AB
Arenavägen 57
Box 7014
121 07 Stockholm-Globen
Tel 08-555 368 00
info@uniflex.se

NORGE
Uniflex Norge AS
Fredrik Selmersvei 6
0663 Oslo
Tel +47 22 36 22 21
info@uniflex.no

FINLAND
Uniflex Suomi Oy
Hietaniemenkatu 2
00100 Helsinki
Tel +358 (0)40 689 3200
info@uniflex.fi

UNIFLEX
BEMANNING

BrandFactory Finanstryck 2018 - 309577

UNIFLEX BEMANNING

VD-ord

Tillväxt och förbättrad lönsamhet

Omsättningen under det första kvartalet 2017 ökade med 5 procent jämfört med första kvartalet föregående år och uppgick till 279 miljoner kronor. Rörelsemarginalen ökade jämfört med motsvarande period förra året och uppgick till 2,3 procent.

"I vår svenska verksamhet fortsätter trenden från förra årets sista kvartal med ökad omsättning och förbättrad rörelsemarginal. Orsaken är den ökade satsning på marknadsföring och försäljning som präglat vår senaste 12-månadersperiod. Det arbetet kommer att fortsätta under 2017", säger Jan Bengtsson, VD Uniflex.

"I Finland fortsätter vi att växa med god lönsamhet och i Uniflex Norge minskar förlusten jämfört med föregående år. I Norge har vi kunder främst inom bygg- och olja/gassektorerna vilket gör att våra bästa kvartal är det andra och tredje, medan vintermånaderna är sämre för oss där", säger Jan Bengtsson, VD Uniflex.

"Vi är inte nöjda med utvecklingen i vårt tyska bolag och parallellt med att försöka vända till vinst söker vi en köpare av den verksamheten", avslutar Jan Bengtsson, VD Uniflex.

För mer information kontakta:
Jan Bengtsson, Verkställande direktör Uniflex, tfn: 073-600 68 10

Uniflex är ett auktoriserat bemanningsföretag som arbetar med uthyrning, rekrytering och omställning av personal inom yrkesområdena industri, lager, bygg, el, administration, försäljning och kundservice. Uniflex är noterat på Nasdaq Stockholm, Small Cap och finns i Sverige, Norge, Finland och Tyskland. Uniflex är medlem i Almega Bemanningsföretagen och har kollektivavtal med LO, Unionen och Akademikerförbunden. Uniflex är certifierat enligt ISO 9001, ISO 14001 samt OHSAS 18001.

UNIFLEX BEMANNING

DELÅRSRAPPORT 1 JANUARI – 31 MARS 2017

Kvartalet i korthet

- Nettoomsättningen uppgick till 279 MSEK (267), en ökning med 5 procent.
- Resultat per aktie uppgick till 0,24 SEK (0,03) före utspädning och 0,24 SEK (0,03) efter utspädning.
- Rörelseresultatet uppgick till 6,4 MSEK (0,9), motsvarande en rörelsemarginal på 2,3 procent (0,3).
- Resultatet efter finansiella poster uppgick till 6,1 MSEK (1,6).
- Resultatet efter skatt uppgick till 4,2 MSEK (0,5).
- Kassaflödet från den löpande verksamheten uppgick till 29,1 MSEK (21,0), motsvarande 1,68 SEK (1,21) per aktie.

Uniflex verksamhet

Affärsidé, Strategi och Ledstjärnor

Uniflex ska vara bäst på att förse företag och organisationer med den kompetens som tillfälligt eller permanent tillgodoser deras behov inom vår nisch. Uniflex strategi är; Rätt pris, Snabbhet och Flexibilitet. Uniflex ledstjärnor är; Affärsfokus, Engagemang, Glädje och Ansvarstagande.

Sverige

Uniflex omsättning har under det första kvartalet 2017 ökat med 6 procent jämfört med föregående år och rörelsemarginalen har förbättrats. En anledning till detta är den ökade satsningen på marknadsföring och försäljning som präglat det senaste året.

Norge

Omsättningen i Norge har under det första kvartalet 2017 minskat med 12 procent i lokal valuta jämfört med föregående år. Förlusten i kvartalet är lägre än föregående år.

Finland

I Finland har bolagets omsättning i det första kvartalet ökat med 50 procent i lokal valuta jämfört med föregående år och bolaget uppvisar också vinst i kvartalet.

Tyskland

Bolagets omsättning i det första kvartalet 2017 har minskat med 40 procent i lokal valuta jämfört med föregående år och bolagets rörelseresultat är alltjämt negativt. Förlusten har dock minskat jämfört med föregående år och även jämfört med det fjärde kvartalet föregående år.

Omsättning

Första kvartalet

Omsättningen ökade med 5 procent till 279 MSEK (267). Under det första kvartalet stod de fem största kunderna för 30 procent (27) av omsättningen. 68 (75) kunder stod för 80 procent av omsättningen. Under den senaste 12-månadersperioden har ingen enskild kund stått för mer än 9 procent (8) av Uniflex omsättning.

Uniflex verksamhet består av fyra rörelsesegment, de geografiska områdena Sverige, Norge, Finland och Tyskland. Av kvartalets omsättning har 255 MSEK (240) genererats av verksamheten i Sverige, 13 MSEK (14) av verksamheten i Norge, 6 MSEK (4) av verksamheten i Finland och 5 MSEK (9) av verksamheten i Tyskland.

Utifrån Bemanningsföretagens statistik för helåret 2016 bedömdes att den bemanningsmarknad Uniflex är verksamt på i Sverige hade ökat med 8,5 procent jämfört med samma period 2015. Under motsvarande period minskade Uniflex med 9,2 procent i Sverige. Uniflex mål är att öka mer än totalmarknaden.

Av kvartalets omsättning i Sverige kommer 63 procent (62) från arbetarsidan och 37 procent (38) från tjänstemannasidan.

Resultat

Första kvartalet

Rörelseresultatet uppgick till 6,4 MSEK (0,9) och resultatet efter finansiella poster uppgick till 6,1 MSEK (1,6). Det ger en rörelsemarginal på 2,3 procent (0,3) och en vinstmarginal på 2,2 procent (0,6). Verksamheten i Sverige har genererat ett rörelseresultat om 7,8 MSEK (4,6), verksamheten i Norge -0,8 MSEK (-1,2), verksamheten i Finland 0,2 MSEK (-0,1) och verksamheten i Tyskland -0,7 MSEK (-2,4). Uniflex har som mål att rörelsemarginalen över en konjunkturcykel i genomsnitt ska uppgå till 5 procent. Under de senaste fem åren har rörelsemarginalen i genomsnitt varit 1,9 procent, se diagram nedan.

Omsättning och rörelseresultat


MSEK
Omsättning
Rörelseresultat

Utveckling rörelsemarginal


%
Rörelsemarginal
Mål 5%
Genomsnittlig rörelsemarginal

Säsongsvariationer

Intäkterna är beroende av antalet arbetsdagar i perioden, men även av fördelningen mellan månaderna. Antal arbetsdagar under året uppgick till:

	Sverige	Norge	Finland	Tyskland
januari - mars	64 (61)	64 (61)	64 (61)	64 (61)
april - juni	59 (62)	59 (61)	60 (63)	60 (63)
juli - september	65 (66)	65 (66)	65 (66)	65 (66)
oktober - december	63 (64)	63 (64)	62 (63)	62 (63)
Helåret	**251 (253)**	**251 (252)**	**251 (253)**	**251 (253)**

Aktiekapital och kapitalstruktur

Aktiekapitalet uppgår per den 31 mars 2017 till 3 472 338 SEK fördelat på 4 023 815 A-aktier och 13 337 875 B-aktier.

Utdelning

Styrelsen har föreslagit årsstämman en utdelning på 1,50 SEK per aktie för räkenskapsåret 2016, vilket motsvarar en total utdelning på cirka 26 MSEK och cirka 141 procent av årets vinst. Beslut om utdelning kommer att fattas på årsstämman den 25 april 2017.

Uniflex mål för utdelning är att den minst ska uppgå till 50 procent av årets vinst i koncernen.

Teckningsoptioner

Uniflex har två pågående aktieoptionsprogram.

Aktieoptionsprogrammet 2013/2017 med 150 000 utestående teckningsoptioner per 2017-03-31, där varje option berättigar till köp av en aktie till ett lösenpris om 36 kronor under perioden 1 juni 2016-31 maj 2017.

Aktieoptionsprogrammet 2015/2019 med 78 000 utestående teckningsoptioner per 2017-03-31, där varje option berättigar till köp av en aktie till ett lösenpris om 32,50 kronor under perioden 1 juni 2016-31 maj 2019.

För ytterligare beskrivning av aktieoptionsprogrammen hänvisas till sidan 43 i årsredovisningen för 2016.

Likviditet och finansiering

Koncernens likvida medel uppgick per den 31 mars 2017 till 74,0 MSEK (67,8).

Uniflex har en checkräkningskredit om 40 MSEK (40). Per den 31 mars 2017 har 0,0 MSEK (0,0) av krediten utnyttjats.

Kassaflödet från den löpande verksamheten uppgick för perioden till 29,1 MSEK (21,0), motsvarande 1,68 SEK (1,21) per aktie.

Soliditeten per 31 mars 2017 uppgick till 30,2 procent (31,5). Uniflex mål är att bolagets soliditet skall överstiga 15 procent.

Inkomstskatt

Skattekostnaden för koncernen uppgick för perioden till 1,9 MSEK (1,1), och avser i sin helhet den svenska verksamheten, vilket ger en effektiv skattesats på 31 procent (71). Ingen skatteeffekt har beaktats på resultaten eller på de ackumulerade underskotten i de utländska dotterbolagen.

Investeringar

Koncernens investeringar i anläggningstillgångar uppgick under perioden till 0,0 MSEK (0,0).

Medarbetare

Medelantalet anställda under perioden omräknat till heltidsanställda uppgick till 2 272 personer (2 274).

Per den 31 mars 2017 uppgick antalet anställda till 3 298 personer (3 483).

Moderbolaget

Moderbolagets verksamhet består av att tillhandahålla lednings- och managementtjänster till de i koncernen ingående dotterbolagen. Samtliga anställda i Sverige, med undantag för bolagets VD Jan Bengtsson, är anställda i Uniflex Sverige AB med dotterbolag.

Händelser efter rapportperiodens utgång

Inga väsentliga händelser har inträffat efter rapportperiodens utgång.

Risker och osäkerhetsfaktorer

Uniflex verksamhet påverkas av konjunkturen och den allmänna ekonomiska utvecklingen. Uniflex väsentliga risk- och osäkerhetsfaktorer inkluderar den starka konkurrensen på marknaden, en konjunkturnedgång med allmän prispress och tillgång på personal. Riskhanteringen i Uniflex syftar till att identifiera, kontrollera och reducera dessa risker. Bland annat har företaget en stor del rörlig kostnadsmassa och en stark finansiell ställning. För en närmare beskrivning av risker och riskhantering hänvisas till sidorna 48-49 i årsredovisningen för 2016.

Kvartalsdata	**jan-mar 2017**	**okt-dec 2016**	**jul-sep 2016**	**apr-jun 2016**	**jan-mar 2016**	**okt-dec 2015**	**jul-sep 2015**	**apr-jun 2015**
Nettoomsättning, MSEK	279,4	312,1	304,3	307,2	267,1	319,0	336,1	345,4
Rörelseresultat, MSEK	6,4	5,1	11,3	5,9	0,9	9,5	14,0	12,3
Rörelsemarginal, %	2,3	1,6	3,7	1,9	0,3	3,0	4,2	3,5
Resultat efter finansiella poster, MSEK	6,1	4,9	12,8	6,9	1,6	8,5	13,2	11,6
Periodens resultat, MSEK	4,2	1,7	10,9	5,4	0,5	5,8	9,5	8,5
Resultat per aktie före utspädning, SEK	0,24	0,10	0,63	0,31	0,03	0,33	0,55	0,49
Resultat per aktie efter utspädning, SEK	0,24	0,10	0,63	0,31	0,03	0,33	0,55	0,49
Eget kapital per aktie före utspädning, SEK	5,36	5,10	5,00	4,42	5,64	5,64	5,26	4,68
Eget kapital per aktie efter utspädning, SEK	5,36	5,10	5,00	4,42	5,64	5,64	5,26	4,68
Kassaflöde per aktie före utspädning, SEK	1,68	1,65	-1,13	-0,38	1,21	2,00	0,41	-0,66
Kassaflöde per aktie efter utspädning, SEK	1,68	1,65	-1,13	-0,38	1,21	2,00	0,41	-0,66

Koncernens resultaträkning i sammandrag

MSEK	jan-mar 2017	jan-mar 2016	Rullande 12 mån 1604-1703	Helår 2016
Nettoomsättning	**279,4**	**267,1**	**1 203,0**	**1 190,7**
Personalkostnader	-262,8	-255,6	-1 126,5	-1 119,4
Övriga kostnader	-10,1	-10,1	-42,5	-42,5
Avskrivningar	-0,1	-0,5	-0,9	-1,3
Nedskrivningar av immateriella anläggningstillgångar	0,0	0,0	-4,4	-4,4
Rörelseresultat	**6,4**	**0,9**	**28,7**	**23,1**
Resultat från finansiella investeringar	-0,3	0,7	2,0	3,0
Resultat efter finansiella poster	**6,1**	**1,6**	**30,7**	**26,1**
Skatt	-1,9	-1,1	-8,5	-7,7
Periodens resultat	**4,2**	**0,5**	**22,2**	**18,4**
Periodens resultat hänförligt till:				
Moderbolagets aktieägare	4,2	0,5	22,2	18,4
Innehav utan bestämmande inflytande	0,0	0,0	0,0	0,0
Resultat per aktie före utspädning, SEK	0,24	0,03	1,28	1,06
Resultat per aktie efter utspädning, SEK	0,24	0,03	1,28	1,06
Genomsnittligt antal aktier före utspädning, tusen	17 362	17 362	17 362	17 362
Genomsnittligt antal aktier efter utspädning, tusen	17 362	17 362	17 362	17 362

Koncernens rapport över totalresultat

MSEK	jan-mar 2017	jan-mar 2016	Rullande 12 mån 1604-1703	Helår 2016
Periodens resultat	**4,2**	**0,5**	**22,2**	**18,4**
Övrigt totalresultat				
Poster som kan komma att omklassificeras till resultatet				
Omräkningsdifferenser	0,2	-0,5	-1,1	-1,8
Skatt hänförligt till komponenter i övrigt totalresultat	-	-	-	-
Summa övrigt totalresultat för perioden, netto efter skatt	**0,2**	**-0,5**	**-1,1**	**-1,8**
Summa totalresultat för perioden	**4,4**	**0,0**	**21,1**	**16,6**
Totalresultat för perioden hänförligt till:				
Moderbolagets aktieägare	4,4	0,0	21,1	16,6
Innehav utan bestämmande inflytande	0,0	0,0	0,0	0,0

Koncernens balansräkning i sammandrag

MSEK	2017-03-31	2016-03-31	2016-12-31
Tillgångar			
Immateriella anläggningstillgångar	0,0	4,8	0,0
Materiella anläggningstillgångar	0,5	1,0	0,7
Uppskjutna skattefordringar	0,3	0,4	0,3
Summa anläggningstillgångar	*0,8*	*6,2*	*1,0*
Kortfristiga fordringar	232,9	237,0	261,7
Likvida medel	74,0	67,8	45,0
Summa omsättningstillgångar	*306,9*	*304,8*	*306,7*
Summa tillgångar	**307,7**	**311,0**	**307,7**
Eget kapital och skulder			
Eget kapital	93,0	97,9	88,6
Övriga kortfristiga skulder	214,7	213,1	219,1
Summa eget kapital och skulder	**307,7**	**311,0**	**307,7**

Förändringar i koncernens eget kapital i sammandrag

MSEK	jan-mar 2017	jan-mar 2016	Helår 2016
Belopp vid periodens ingång	**88,6**	**83,1**	**97,9**
Aktieutdelning	-	-	-26,0
Optionspremier	-	0,0	0,0
Summa totalresultat för perioden	4,4	3,1	16,6
Belopp vid periodens utgång	**93,0**	**86,2**	**88,6**

Koncernens kassaflödesanalys i sammandrag

MSEK	jan-mar 2017	jan-mar 2016	Helår 2016
Kassaflöde från den löpande verksamheten före förändringar i rörelsekapital	2,6	-5,3	28,5
Förändringar i rörelsekapital	26,5	26,3	-5,2
Kassaflöde från den löpande verksamheten	**29,1**	**21,0**	**23,3**
Kassaflöde från investeringsverksamheten	0,0	0,0	0,0
Kassaflöde från finansieringsverksamheten	0,0	0,0	-26,0
Periodens kassaflöde	**29,1**	**21,0**	**-2,7**
Likvida medel vid periodens början	45,0	46,6	46,6
Valutakursdifferens i likvida medel	-0,1	0,2	1,1
Likvida medel vid periodens slut	**74,0**	**67,8**	**45,0**

Nyckeltal koncernen

MSEK	jan-mar 2017	jan-mar 2016	Helår 2016
Rörelsemarginal, %	2,3	0,3	1,9
Vinstmarginal, %	2,2	0,6	2,2
Avkastning på eget kapital, % (12 mån rullande)	25,7	26,3	21,1
Soliditet, %	30,2	31,5	28,8
Antal utestående aktier vid periodens slut före utspädning (000)	17 362	17 362	17 362
Antal utestående aktier vid periodens slut efter utspädning (000)	17 362	17 362	17 362
Antal utestående aktier, genomsnitt före utspädning (000)	17 362	17 362	17 362
Antal utestående aktier, genomsnitt efter utspädning (000)	17 362	17 362	17 362
Resultat per aktie före utspädning, SEK	0,24	0,03	1,06
Resultat per aktie efter utspädning, SEK	0,24	0,03	1,06
Eget kapital per aktie vid periodens slut före utspädning, SEK	5,36	5,64	5,10
Eget kapital per aktie vid periodens slut efter utspädning, SEK	5,36	5,64	5,10
Kassaflöde per aktie före utspädning, SEK	1,68	1,21	1,35
Kassaflöde per aktie efter utspädning, SEK	1,68	1,21	1,35
Medelantalet anställda omräknat till heltidsanställda	2 272	2 274	2 448
Nettoomsättning per anställd, KSEK (12 mån rullande)	482	463	486

Definitioner nyckeltal

Rörelsemarginal
Rörelseresultatet i procent av nettoomsättningen.
Vinstmarginal
Resultatet efter finansiella poster i procent av nettoomsättningen.
Genomsnittligt eget kapital
Genomsnitt av periodens ingående och utgående balans för eget kapital.
Avkastning på eget kapital
Periodens resultat i procent av genomsnittligt eget kapital.
Soliditet
Eget kapital i procent av balansomslutningen.
Kassaflöde per aktie
Kassaflöde från den löpande verksamheten per aktie
Omsättning per anställd
Omsättningen dividerad med medelantalet anställda.
Utspädning
Effekt avseende teckningsoptioner till VD och övrig koncernledning.

Moderbolagets resultaträkning i sammandrag

MSEK	jan-mar 2017	jan-mar 2016	Helår 2016
Nettoomsättning	**2,4**	**2,0**	**5,8**
Personalkostnader	-1,8	-1,1	-4,4
Övriga kostnader	-0,6	-0,6	-2,5
Rörelseresultat	**0,0**	**0,3**	**-1,1**
Koncernbidrag	-	-	17,0
Ränteintäkter och liknande resultatposter	0,3	0,3	1,3
Nedskrivningar av finansiella anläggningstillgångar	0,0	-2,4	-4,7
Räntekostnader och liknande resultatposter	0,0	0,0	0,0
Resultat efter finansiella poster	**0,3**	**-1,8**	**12,5**
Skatt	0,0	0,0	-3,8
Periodens resultat	**0,3**	**-1,8**	**8,7**

Moderbolagets rapport över totalresultat

MSEK	jan-mar 2017	jan-mar 2016	Helår 2016
Periodens resultat	**0,3**	**-1,8**	**8,7**
Övrigt totalresultat			
Omräkningsdifferenser	-	-	-
Skatt hänförligt till komponenter i övrigt totalresultat	-	-	-
Summa övrigt totalresultat för perioden, netto efter skatt	**0,0**	**0,0**	**0,0**
Summa totalresultat för perioden	**0,3**	**-1,8**	**8,7**

Moderbolagets balansräkning i sammandrag

MSEK	2017-03-31	2016-03-31	2016-12-31
Tillgångar			
Andelar i koncernföretag	14,9	14,9	14,9
Summa anläggningstillgångar	*14,9*	*14,9*	*14,9*
Fordringar koncernbolag	38,4	37,1	37,9
Kortfristiga fordringar	0,9	11,4	0,0
Likvida medel	0,3	1,0	0,9
Summa omsättningstillgångar	*39,6*	*49,5*	*38,8*
Summa tillgångar	**54,5**	**64,4**	**53,7**
Eget kapital och skulder			
Eget kapital	45,2	60,5	44,9
Skulder koncernbolag	8,0	2,2	7,6
Kortfristiga skulder	1,3	1,7	1,2
Summa eget kapital och skulder	**54,5**	**64,4**	**53,7**

Förändringar i moderbolagets eget kapital i sammandrag

MSEK	jan-mar 2017	jan-mar 2016	Helår 2016
Belopp vid periodens ingång	**44,9**	**62,3**	**62,3**
Aktieutdelning	-	-	-26,0
Optionspremier	-	0,0	0,0
Summa totalresultat för perioden	0,3	-1,8	8,7
Belopp vid periodens utgång	**45,2**	**60,5**	**44,9**

Tilläggsupplysningar

Redovisningsprinciper

Denna delårsrapport har, för koncernen, upprättats i enlighet med IAS 34 Delårsrapportering samt tillämpliga regler i Årsredovisningslagen, och för moderbolaget i enlighet med Årsredovisningslagen och Rådet för finansiell rapporterings rekommendation RFR 2 Redovisning för juridiska personer.

Redovisningsprinciperna som tillämpats för koncernen och moderbolaget överensstämmer, om ej annat anges nedan, med de redovisningsprinciper som användes vid upprättandet av årsredovisningen för 2016 och ska läsas tillsammans med dessa.

Nya redovisningsprinciper 2017

Nya eller reviderade IFRS samt tolkningsuttalanden från IFRIC har inte haft någon väsentlig effekt på koncernens eller moderbolagets finansiella ställning, resultat eller upplysningar.

Rörelsesegment

Uniflex affärsverksamhet omfattar fyra rörelsesegment, de geografiska områdena Sverige, Norge, Finland och Tyskland. Under första kvartalet har 0,2 MSEK (0,1) fakturerats från Sverige till Norge, 0,1 MSEK (0,0) fakturerats från Sverige till Finland och 0,0 MSEK (0,1) fakturerats från Sverige till Tyskland.

Intäkter per rörelsesegment, MSEK	**jan-mar 2017**	**jan-mar 2016**	**Helår 2016**
Sverige	255,2	240,5	1 047,6
Norge	12,9	13,6	86,6
Finland	5,7	3,7	21,1
Tyskland	5,6	9,3	35,4
Intäkter totalt	**279,4**	**267,1**	**1 190,7**

Rörelseresultat per rörelsesegment, MSEK	**jan-mar 2017**	**jan-mar 2016**	**Helår 2016**
Sverige	7,8	4,6	28,9
Norge	-0,8	-1,2	0,3
Finland	0,2	-0,1	0,4
Tyskland	-0,7	-2,4	-6,5
Ofördelade moderbolagskostnader	-0,1	0,0	0,0
Rörelseresultat totalt	**6,4**	**0,9**	**23,1**

Närstående bolag

Uniflex har kommersiella mellanhavanden och även vissa samarbetsavtal med Poolia AB. Samtliga transaktioner mellan parterna sker på marknadsmässiga villkor. Uniflex styrelseordförande och största aktieägare Björn Örås är även ordförande och största aktieägare i Poolia AB, Dedicare AB och BroHof Golf AB.

Valberedning

Valberedningen inför årsstämman 2017, som består av Hans Hedström (Carnegie Fonder AB), Richard Hellekant (PSG Capital AB) samt Björn Örås och där Hans Hedström utsetts till valberedningens ordförande, har tillsatts genom att styrelsens ordförande sammankallat de per utgången av tredje kvartalet tre röstmässigt största aktieägarna, vilka, om de så önskat, utsett var sin representant som, tillsammans med styrelsens ordförande, utgör valberedningen.

Årsstämma och kommande rapporttillfällen

Årsstämma kommer att hållas den 25 april 2017 kl. 16.00 på Hotell Scandic Anglais, Humlegårdsgatan 23 i Stockholm.

Rapporttillfällen:

Delårsrapport januari-juni	14 juli 2017, kl. 7.25
Delårsrapport januari-september	18 oktober 2017, kl. 13.30
Bokslutskommuniké 2017	februari 2018

Avgivande och intygande

Styrelsen och verkställande direktören intygar att delårsrapporten för perioden januari-mars 2017 ger en rättvisande översikt av moderbolaget Uniflex AB och koncernens verksamhet, ställning och resultat samt beskriver väsentliga risker och osäkerhetsfaktorer som moderbolaget och de företag som ingår i koncernen står inför.

Stockholm den 25 april 2017

Björn Örås
Styrelseordförande

Monica Lindstedt
Styrelseledamot

Thomas Krishan
Styrelseledamot

Jenny Pizzignacco
Styrelseledamot

Eva Gidlöf
Styrelseledamot

Jan Bengtsson
Verkställande direktör

Denna delårsrapport har inte varit föremål för granskning av bolagets revisorer.

Informationen i denna delårsrapport är sådan information som Uniflex AB (publ) är skyldigt att offentliggöra enligt EU:s marknadsmissbruksförordning och lagen om värdepappersmarknaden. Informationen lämnades, genom nedanstående kontaktpersoners försorg, för offentliggörande den 25 april 2017 klockan 13.30 (CEST).

Kontaktpersoner hos Uniflex:
Jan Bengtsson, VD, tfn 08-555 368 10
Kent Thudén, Ekonomichef, tfn 08-555 368 50

Uniflex AB (publ)
Arenavägen 57
Box 7014
121 07 Stockholm-Globen

www.uniflex.se
Tel: 08-555 368 00
Fax: 08-555 368 01
Org nr: 556462-0887

Uniflex är ett Auktoriserat bemanningsföretag som arbetar med uthyrning, rekrytering och omställning av personal inom yrkesområdena industri, lager, bygg, el, administration, försäljning och kundservice. Uniflex är noterat på Nasdaq Stockholm, Small Cap, och finns i Sverige, Norge, Finland och Tyskland. Uniflex är medlem i Almega Bemanningsföretagen och har kollektivavtal med LO, Unionen och Akademikerförbunden. Uniflex är certifierat enligt ISO 9001, ISO 14001 samt OHSAS 18001.

UNIFLEX AB

ÅRSREDOVISNING 2016

UNIFLEX
BEMANNING

INNEHÅLLSFÖRTECKNING

EKONOMISK INFORMATION 2017

Delårsrapport, januari–mars	25 april, klockan 13:30
Årsstämma för verksamhetsåret 2016	25 april, klockan 16:00
Delårsrapport, april–juni	14 juli, klockan 07:25
Delårsrapport, juli–september	18 oktober, klockan 13:30
Bokslutskommuniké för 2017	februari, 2018

ÖVRIGT

ISIN-kod	SE0001283607
Kortnamn på Nasdaq Stockholm Small Cap	UFLX

UNIFLEX HISTORIK I KORTHET

2002	Uniflex etableras som ett självständigt dotterbolag i Poolia-koncernen. Uniflex fokuserar på industri, lager och kontor.
2004	Uniflex utskiftas från Poolia och noteras på First North.
2005	Uniflex kvalitetscertifieras enligt ISO 9001 samt miljöcertifieras enligt ISO 14001.
2006	Uniflex noteras på Stockholmsbörsens Nordiska lista.
2010	Uniflex etablerar ett dotterbolag i Oslo, Norge.
2011	Uniflex startar ett dotterbolag i Helsingfors, Finland.
2011	Uniflex arbetsmiljöcertifieras enligt OHSAS 18001.
2013	Uniflex startar ett dotterbolag i Tyskland.
2013	Uniflex förvärvar omställningsbolaget Utvecklingshuset.
2014	Ny strategi.

UNIFLEX I KORTHET

UNIFLEX BEMANNAR INDUSTRI, LAGER, BYGG OCH KONTOR

- Uniflex är ett Auktoriserat bemanningsföretag som arbetar med uthyrning, rekrytering och omställning av personal inom yrkesområdena industri, lager, bygg, el, administration, försäljning och kundservice.
- Uniflex är noterat på Nasdaq Stockholm, Small Cap, och finns i Sverige, Norge, Finland och Tyskland.
- Uniflex är medlem i Almega Bemanningsföretagen och har kollektivavtal med LO, Unionen och Akademikerförbunden.
- Uniflex är kvalitets-, miljö- och arbetsmiljöcertifierat.
- Inom de yrkesområden Uniflex arbetar är ambitionen att erbjuda marknaden rätt pris på bemanningstjänster.
- Den 31 december 2016 fanns Uniflex på runt 40 orter i Sverige, 5 orter i Norge, 3 orter i Tyskland och i Helsingfors, Finland.
- Vid årsskiftet hade Uniflex 2 975 anställda, varav 2 617 i Sverige, 200 i Norge, 74 i Finland och 84 i Tyskland.
- Totalt omsatte de yrkesområden som Uniflex är verksamt inom cirka 14,8 miljarder kronor i Sverige 2016. Uniflex andel var 7,0 procent.

UNIFLEX LEDSTJÄRNOR

- Affärsfokus – Vi skapar kundanpassade lösningar som ger långsiktiga affärsfördelar både för våra kunder och oss.
- Engagemang – Vi gör alltid vårt bästa och ger det lilla extra.
- Glädje – Vi ska ha ett positivt arbetsklimat och det ska vara roligt att arbeta hos oss.
- Ansvarstagande – Vi ska ha en god affärsetik, vi står för vad vi gör och vi håller vad vi lovar.

FINANSIELL UTVECKLING OCH STÄLLNING

- Omsättningen minskade med 8 procent under 2016 till 1 191MSEK (1 288).
- Rörelsemarginalen under 2016 uppgick till 1,9 procent (3,1).
- Per den 31 december 2016 uppgick de likvida medlen till 45,0 MSEK (46,6) och soliditeten till 28,8 procent (29,6).

UTVECKLING I SAMMANDRAG

	2016	2015	2014	2013	2012
Omsättning, MSEK	1 191	1 288	1 173	1 398	1 578
Rörelseresultat, MSEK	23,1	40,5	17,4	21,5	20,5
Rörelsemarginal, %	1,9%	3,1%	1,5%	1,5%	1,3%
Antal årsanställda, genomsnitt	2 496	2 809	2 633	3 219	3 622



RÄTT POSITIONERADE FÖR FRAMTIDA FRAMGÅNGAR

Efter en trög start och nedskrivningar av goodwill och andra immateriella tillgångar till noll är vi nu redo att börja växa igen. Vidare ger en ökad satsning på försäljning och marknadsföring under andra halvåret 2016 oss ytterligare rätt bränsle för lönsam tillväxt 2017.

Det gångna året började för Uniflex räkning med att vi tappade en av våra största kunder. Samtidigt upplevde vi en tröghet på marknaden och en något dämpad efterfrågan från några andra stora kunder. Det andra kvartalet påverkades också negativt av den höjning av arbetsgivaravgifter för unga som regeringen genomförde. Under den andra halvan av året valde vi däremot att öka investeringarna i marknadsföring och försäljning och vi fick därmed förnyad fart. Det visar sig inte minst genom att omsättningsminskningen under det fjärde kvartalet var mindre än tidigare under året.

Vid sidan av det påbörjade vi en satsning där vi arbetar mer fokuserat med digitala verktyg. Syftet är att effektivisera verksamheten internt och på ett bättre sätt kunna nå befintliga och nya kunder. Den satsningen tror vi kommer att skapa positiva resultat framöver.

Det är glädjande att vår verksamhet i Norge nådde sitt första helår med vinst. I Norge har det låga oljepriset medfört en lägre efterfrågan på bemanningstjänster under en längre tid. Nu har den norska ekonomin stabiliserats, vilket medför att vi nu ser en uppgång och vi har fått in fler kunder där. Det är tillfredsställande att allt det hårda arbete vi lagt ned för att förbättra vår verksamhet i Norge nu ger effekt. Det arbetet hoppas vi ska leda till fortsatt goda resultat i Norge.

Vår verksamhet i Finland visar också upp en helårsvinst för första gången. Den finska ekonomin visar på tecken att blomma ut efter en tid av svårigheter. Vid årsskiftet fick vår finska verksamhet en ny vd i form av Esa Rantanen. Esa har en lång och gedigen bakgrund från branschen. Den erfarenheten och det förtjänstfulla grundarbetet från avgående vd ger oss bra förutsättningar för att fortsätta den positiva utvecklingen i Finland.

I Tyskland har vi valt att stänga några kontor och istället koncentrera vår verksamhet till Dortmund, Köln och Stuttgart. Vi har i samband med detta skrivit ned värdet i balansräkningen av vår tyska verksamhet och vi är inte främmande för att vidta andra åtgärder om förlusterna fortsätter. Tysk ekonomi ser emellertid ut att gå starkt under 2017, vilket har en positiv påverkan på vår bransch.

Vi är inte nöjda med resultatet för 2016. Samtidigt är vi medvetna om att branschen i stort har varit utsatt för betydande utmaningar, inklusive en betydande prispress som pressar marginaler.

Nu blickar vi framåt och jag är övertygad om att vi har en utmärkt plattform att bygga vidare på. Vi har en sund verksamhet i Sverige. Norge och Finland har båda visat på vinst för helåret för första gången.

Trots politisk osäkerhet på många håll i världen ser våra kärnmarknader stabila ut och vi känner oss väl rustade för framtiden.

Uniflex står och faller med alla de duktiga individer som arbetar här. Det är därför viktigt att tacka vår fantastiska personal – dels alla medarbetare som arbetar hos våra kunder och dels de som arbetar med försäljning, personalhantering och administration. Stort tack till alla er och tack också till alla kunder för ett bra samarbete under 2016! Vi ser fram emot ett spännande och givande 2017.

Jan Bengtsson
Verkställande direktör

AFFÄRSIDÉ, MÅL OCH STRATEGIER

AFFÄRSIDÉ

Vi ska vara bäst på att förse företag och organisationer med den kompetens som tillfälligt eller permanent tillgodoser deras behov inom vår nisch.

FINANSIELLA MÅL

Tillväxt

Uniflex har målsättningen att organiskt växa snabbare än marknaden inom de yrkesområden där bolaget är verksamt.

Lönsamhet

Uniflex har som målsättning att rörelsemarginalen över en konjunkturcykel i genomsnitt skall uppgå till fem procent.

Soliditet

Uniflex styrelse har uppfattningen att Uniflex skall ha en stark kapitalbas och att bolagets tillväxt huvudsakligen skall finansieras med eget kapital. Mot bakgrund av detta anser Uniflex att bolagets soliditet skall överstiga 15 procent.

Utdelningspolicy

Uniflex mål för utdelning är att den ska överstiga 50 procent av årets vinst.

STRATEGIER

Uniflex strategi kan sammanfattas i följande huvudpunkter:

Rätt pris

Rätt pris innebär att Uniflex erbjuder kunder som köper mycket ett lägre pris än de som köper lite. För att kunna uppnå detta med bibehållande av en god vinstmarginal krävs låga omkostnader. Vidare innebär det att ju lägre priset är, desto fler konsulter behöver innepersonalen kunna hantera.

Snabbhet

Uniflex har en organisation och ett arbetssätt som är utformade efter kundernas önskemål om snabba leveranser av personal. Ofta väljer kunderna att hyra personal från den som snabbast kan leverera.

Flexibilitet

Uniflex har en organisation och ett arbetssätt som är utformade efter kundernas önskemål om snabba leveranser av personal. Ofta väljer kunderna att hyra personal från den som snabbast kan leverera.

BERTIL DAHLQUIST, KONSULT UNIFLEX BEMANNING



"Jag arbetar för Uniflex Bemanning i Örebro sedan snart tre år tillbaka. Under det senaste året har jag varit inhyrd hos Vossloh Nordic Switch Systems AB där jag arbetar med att hantera färdigbyggda tågväxlar ute på lastgården. Jag trivs väldigt bra på Uniflex och med mina arbetsuppgifter. Jag gillar omväxlingen och att jag har möjlighet att prova på olika typer av arbetsuppgifter hos olika uppdragsgivare. Jag har en bred kompetens och är samtidigt nyfiken och driftig. Med de egenskaperna kommer man långt på Uniflex!" säger Bertil Dahlquist, konsult på Uniflex Bemanning.

AFFÄRSMODELL

Uniflex erbjuder snabb och flexibel bemanning till rätt pris. Erbjudandet gäller yrkesområden som lämpar sig för uthyrning av personal i större antal. Vissa arbetsuppgifter som skall utföras är av enklare slag och kräver inte förkunskaper. Andra uppdrag kräver relevant erfarenhet eller licens som till exempel ett truckförarkort. Arbetet kräver inte akademisk utbildning.

Fokus ger kompetens och stordrift

För att kunna möta kundernas behov av snabbhet och flexibilitet till en rimlig kostnad fokuserar Uniflex på att arbeta med kunder med potential att upphandla stora volymer.

Genom fokusering på de utvalda yrkesområdena:

- Industri
- Lager
- El & Tele
- Bygg & Anläggning
- Växel & Reception
- Försäljning & Kundservice
- Administration

uppnår Uniflex hög kunskapsnivå och stort förtroende i arbetet med försäljning, rekrytering och leverans. Det i sin tur skapar försäljningsvolymer och stordriftsfördelar.

Försäljning – rekrytering – leverans

Försäljningsarbetet pågår kontinuerligt för att upprätthålla och öka efterfrågan. Hos stora kunder tecknar ofta kundens centrala inköpsavdelning ramavtal på normalt 1–2 år med ett mindre antal leverantörer av bemanningstjänster. Den faktiska beställningen och leveransen är lokal. Det är således viktigt att det finns en närvaro på de orter där man önskar göra affärer.

Fokus på utvalda yrkesområden ger hög effektivitet i rekryteringen inom de yrkeskategorier som erbjuds. Uniflex personalansvariga har utvecklat en förmåga att snabbt kunna matcha kundens behov med rätt personal. För att hålla en hög leveranskapacitet pågår en ständig rekryteringsprocess av personal.

Under leverans har såväl kund- som personalansvariga nära kontakt med kunden och den uthyrda personalen för att följa upp och garantera att arbetet möter kundens förväntningar och för att säkerställa personalens trivsel.

Rekrytering och omställning

Som ett komplement till personaluthyrning erbjuder Uniflex sina kunder tjänster för rekrytering av personal samt omställningslösningar vid övertalighet. Omställningslösningar levereras av dotterbolaget Utvecklingshuset COM AB.

Organisationsstruktur

Uniflex har valt en organisationsstruktur (bilden nedan) som syftar till att behålla det lilla företagets närhet, engagemang och flexibilitet samtidigt som kunderna ges tryggheten av att samarbeta med ett stort företag. Det uppnås genom att affärsverksamheten är uppdelad i affärsområden som består av ett mindre antal säljare och personalansvariga samt upp till ett par hundra uthyrda.

AFFÄRSMODELL


Nytt affärsområde
50-200 uthyrda
Affärsområden
UNIFLEX
BEMANNING

När ett nytt affärsområde startas består det endast av en affärsområdeschef. Affärsområdet byggs sedan stegvis ut och ska som mest omfatta fem innepersoner. Därefter startas ett nytt affärsområde på samma ort eller närliggande ort. Varje affärsområde har ett eget resultatansvar och utgör även en provisionsenhet. Ett affärsområde leds av en affärsområdeschef som rapporterar till en regionchef. I takt med att Uniflex växer utses fler affärsområdeschefer och regionchefer. Chefspositioner tillsätts framförallt med personal som redan arbetar på Uniflex och känner företagets kultur.

Staben hålls liten och effektiv. Vid tillfälliga arbetstoppar lever vi som vi lär och hyr in personal. Totalt sett ska antalet utepersoner i förhållande till innepersoner vara så högt som möjligt.

INTÄKTS- OCH KOSTNADSMODELL

Intäkter

Uniflex kunder betalar per timme för den inhyrda personalen. Uppdragen är vanligen heltid och varar från en dag till flera månader. Priset kunden betalar omfattar lön, sociala avgifter, semesterersättning, pension plus ett visst påslag.

Kostnader

Uniflex kostnader består till övervägande del av personalkostnader. För att snabbt kunna anpassa kostnaderna till intäkterna strävar Uniflex efter att ha stor andel rörliga kostnader.

Majoriteten av den uthyrda personalen är anställd med garantilön. En annan typ av personal är studenter som arbetar extra och endast får lön då de arbetar. Ledning, personal med kundkontakt och administrativ personal är anställda med både fasta och rörliga lönedelar. All personal börjar med någon form av provanställning. Investeringar och fasta kostnader är låga tack vare korta lokal- och leasingkontrakt och outsourcad IT-drift.

Med fokus på försäljning, rekrytering och leverans kan Uniflex uppnå en hög debiteringsgrad för sina anställda. Stor vikt läggs vid nyckeltalet uthyrda personer i relation till antalet säljare, personalansvariga och övrig administrativ personal.

FÖRDELNING AV ANSTÄLLDA PER ANSTÄLLNINGSFORM


Provanställda, 33%
Studentanställda, 29%
Tillsvidareanställda, 38%

FÖRDELNING INDUSTRI OCH LAGER, KONTOR RESPEKTIVE BYGG & ANLÄGGNING


70
60
50
40
30
20
10
0
53%
40%
7%
57%
34%
9%
62%
31%
7%
59%
35%
6%
57%
39%
4%
2012
2013
2014
2015
2016
Industri & Lager
Kontor
Bygg & Anläggning

Källa: Uniflex

JACKON AB, SKÖVDE



"Uniflex personal har rätt kompetens och rätt inställning."

Jackon AB är ett företag som producerar cellplast. Jackon levererar isoleringsprodukter till byggindustrin, cellplast till industrikonstruktioner samt förpackningslösningar. Jackon AB har fem fabriker i Sverige.

"Jackon har stora svängningar mellan hög- och lågsäsong, dessutom ett behov av personal vid planerad och oplanerad frånvaro. Därför har vi på Jackon i Skövde behov av en samarbetspartner som snabbt kan leverera personal till vår produktion. Vårt långa samarbete med Uniflex har alltid fungerat bra då de är snabba, flexibla, och levererar personal med rätt kompetens och rätt inställning. Måste även lägga till att är väldigt enkelt att samarbeta med Uniflex vilket underlättar vår vardag på Jackon", säger Andreas Tinnerfelt, Platschef på Jackon AB i Skövde.

JACKON ISOLERING

MARKNADEN

UNIFLEX POSITION

Uniflex positionerar sig som en marknadsledande aktör inom yrkesområdena:

- Industri
- Lager
- El & Tele
- Bygg & Anläggning
- Växel & Reception
- Försäljning & Kundservice
- Administration

Här har Uniflex anpassat sitt erbjudande till de större kundernas behov att snabbt få tillgång till bra personal till rätt pris, ofta i större volymer.

Genom sin renodling kan Uniflex fokusera på att vara starka inom ett fåtal yrkesområden. Kombinationen av att Uniflex är ett stort välrenommerat företag samtidigt som det har lokal närvaro uppskattas av kunder och personal.

KUNDER

Uniflex kunder är främst industri-, bygg- och logistikföretag som till exempel Cramo, Skanska och Schenker samt kundserviceföretag såsom Coor och ISS.

Viktiga försäljningsfaktorer

Pris och tillgänglighet viktigt för kunden

Uniflex kunder har behov av att snabbt få personal på plats till en rimlig kostnad och i många fall ett större antal personer. Det är viktigt att den uthyrda personalen har en tillräckligt god kompetens, men pris, service och tillgänglighet på personal har också betydelse.

Prismedvetna kunder

Kunderna är prismedvetna och upphandlar ofta tjänster från olika bemanningsföretag. Uniflex erbjuder stora kunder ett lågt pris vilket gör att stora volymer är gynnsamt. Uniflex bearbetar därför främst stora och medelstora företag med potential att bli stora beställare. Det rör sig om såväl stora multinationella företag med verksamhet på många orter som lokala företag med mer än 50 anställda.

Lokal närvaro viktig för affären

Hos stora kunder tecknar ofta den centrala inköpsavdelningen ramavtal på normalt 1–2 år med ett mindre antal leverantörer av bemanningstjänster. Den faktiska beställningen och leveransen är lokal. Det är således viktigt att det finns en närvaro på de orter där man önskar göra affärer.

Kundens behov utvecklas

Inhyrd personal allt vanligare

För kunderna har det blivit naturligt att se personal från bemanningsföretag som en del av personalstyrkan. Ansvariga har lärt sig att inhyrd personal är ett effektivt sätt att klara arbetstoppar, sjukfrånvaro och även den löpande verksamheten. Många kunder har även som strategi att ha en viss del av personalen inhyrd.

Uniflex kundmix

Större kunder skapar nödvändig volym

Uniflex arbetar med Key Account Managers (KAM) som är fokuserade på de stora kunderna. KAM bearbetar de centrala inköpsavdelningarna och ger sedan Uniflex lokala kontor stöd i kontakten med kundens lokala organisation.

	2016	2015	2014	2013	2012
80% av omsättning	76 största kunder	70 största kunder	85 största kunder	62 största kunder	54 största kunder
5 största kunder	29% av omsättning	30% av omsättning	29% av omsättning	36% av omsättning	42% av omsättning
Största kund	9% av omsättning	10% av omsättning	10% av omsättning	12% av omsättning	15% av omsättning

PERSONAL
Engagerade medarbetare
Ett bemanningsföretags personal är dess största tillgång. Uniflex arbetar därför målmedvetet för att alltid ha motiverade och engagerade medarbetare. Det är en förutsättning för att säkerställa kvaliteten på våra uppdrag och för att uppnå företagets mål.

KONSULTERNA (Den uthyrda personalen)
Rekrytering
Rekrytering av personal sker genom platsannonsering, hemsidorna samt genom att anställda tipsar sina vänner.

Förutom intervjuer, tas referenser och kopior av betyg och certifikat innan en sökande anställs. Beroende på kundens behov kan även vissa tester göras.

Omhändertagande och anställningsvillkor
Kunskap ger trygghet
Den uthyrda personalen skall alltid känna trygghet i sitt arbete när de arbetar för våra kunder. Uniflex lägger stor vikt vid utbildning och information till sina anställda. Till hjälp finns en lättillgänglig personalhandbok. Uniflex följer alltid upp och bekräftar medarbetarnas insats i regelbundna avstämningar och medarbetarenkäter.

Social gemenskap
Att vara anställd på Uniflex innebär också att ingå i en social gemenskap. Företaget erbjuder löpande sociala aktiviteter för att företagets anställda skall träffas och utbyta erfarenheter. Uniflex erbjuder också personalen friskvårdsbidrag.

Fullt arbetsgivaransvar
Uniflex anställer sin personal och har därmed arbetsgivaransvaret medan arbetsledningen sköts av kunden. Kunden tillhandahåller också eventuella nödvändiga verktyg, maskiner, telefonisystem och liknande.

Extraarbete för studenter
Uniflex ger också möjligheter till arbete för studenter, andra som har en alternativ sysselsättning och pensionärer. De kan åta sig tidsbegränsade anställningar från någon dag till längre åtaganden i kombination med studier eller annan sysselsättning.

Personalomsättning
Hög personalomsättning normalt
Ett naturligt led i Uniflex verksamhet är hög personalomsättning bland konsulterna. I många fall blir både konsulten och kunden så nöjda med varandra att en uthyrning övergår i en anställning hos kunden. I andra fall vill konsulten bara arbeta en kortare tid. Många är unga och har sin första anställning hos Uniflex vilket gör det naturligt att en del väljer att återgå till studier eller att resa.

I dagsläget har det blivit allt vanligare att ta anställning på ett bemanningsföretag. Allt fler arbetstagare föredrar denna typ av anställning då det ger möjlighet till ett flexibelt arbete och ett mindre beroende av en enda arbetsgivare i tider av neddragningar.

PONTUS HAMMARQUIST, KONSULT UNIFLEX BEMANNING

"Jag trivs med mina kollegor och med mina arbetsuppgifter."



Pontus Hammarquist är 24 år och har varit anställd i perioder på Uniflex Bemanning sedan januari 2012. Pontus är inhyrd hos SYKES Sweden AB och arbetar på Telenoruppdraget.

"Jag har jobbat hos Uniflex i snart 2 år sammanlagt. Jag känner en trygghet med Uniflex som arbetsgivare. Uniflex lokala närvaro på arbetsplatsen tycker jag är väldigt bra då de nästan alltid finns på plats vid frågor och funderingar", berättar Pontus Hammarquist.

INTERN PERSONAL

Den interna personalen består huvudsakligen av säljare och personalansvariga samt ledning och stab.

Sammansvetsade team

Säljare och personalansvariga arbetar i team, så kallade affärsområden. Ett affärsområde leds av en Affärsområdeschef som, förutom att leda affärsområdet, även agerar som säljare. Säljare ansvarar för att hitta nya kunder och vidareutveckla gamla. De samarbetar med de personalansvariga som hanterar rekrytering och leverans av personal till kunden. En god samverkan mellan säljare och personalansvariga är viktig för att bemanna projekt och utveckla kunderna.

De olika teamen får olika grad av specialisering mot olika branscher beroende på kundunderlaget på den ort de befinner sig.

Key Account Managers

Affärsområdena stöds av Key Account Managers som inriktar sig på försäljning till stora företag där upphandlingen sköts centralt.

Entreprenörsanda uppmuntras

Affärsområdet utgör grunden för den interna personalens tillhörighet i organisationen. I teamet uppmuntras entreprenörsanda och kreativitet för att skapa nya affärer. De olika teamen jämför sig också för att lära av varandra och sporra till bättre resultat.

UNIFLEX SOM ARBETSGIVARE

Gott anseende

Med hjälp av sina kunniga personalansvariga och dokumenterade rutiner erbjuder Uniflex sina anställda ett bra stöd och en attraktiv anställning. Det är viktigt för att ha ett gott anseende som arbetsgivare och för att kunna upprätthålla en hög rekryteringstakt.

Personalfakta 31 december 2016

Antal anställda	2 975
Antal män	1 989
Antal kvinnor	986
Konsulter	2 802
Intern personal	173
Genomsnittlig anställningstid konsulter	cirka 1,5 år
Genomsnittsålder	29

SOFIA MILNE, KONSULT UNIFLEX BEMANNING



"Jag har gjort en otrolig resa i min karriär, tack vare Uniflex!"

Sofia Milne, 26 år, har varit anställd på Uniflex Bemanning som kundtjänstmedarbetare sedan början av 2016. Under 2016 gjorde Sofia en otrolig resa med goda resultat i sitt dagliga arbete. Idag arbetar Sofia som utbildningsansvarig på Teleperformance.

"Jag sökte mig till Uniflex som kundtjänstmedarbetare för att jag kände igen Uniflex logga när jag sökte jobb via AMS, man ser och hör er på ett helt annat sätt än vad man ser övriga bemanningsföretag tycker jag", säger Sofia Milne, konsult på Uniflex Bemanning. "Jag som inte har så mycket erfarenhet av ren kundtjänst är väldigt tacksam att jag fått den hjälp man faktiskt får av bemanningsföretag som Uniflex. Jag sökte via er annons en söndag kväll och redan måndag morgon fick jag personlig kontakt via ett telefonsamtal av en jättetrevlig tjej som bokade in mig på en intervju hos er. Måndagen två veckor senare hade jag fått jobbet, skrivit på avtal hos er och börjat på Teleperformance. Min resa har sedan dess gått spikrakt uppåt. Ibland har jag behövt extra stöttning och då finns ni alltid tillgängliga, antingen på plats eller bara ett telefonsamtal iväg. Man känner sig alltid trygg och omhändertagen av er. Det tror jag är få förunnat i bemanningsbranschen med många anställda på olika uppdrag. Jag har Uniflex att tacka för hela min framtida karriär, jag har hittat ett jobb som jag vill göra långt framöver", berättar Sofia Milne.

PROCESSER OCH IT

VÄLETABLERADE PROCESSER EN FRAMGÅNGSFAKTOR

Uniflex har satsat på att utveckla och dokumentera sina processer. Alla processer finns dokumenterade enligt ISO 9001 och Uniflex har rutinbeskrivningar som täcker hela verksamheten. Dessa är en viktig gemensam nämnare för hela organisationen och till stor hjälp i det dagliga arbetet.

Ett etablerat och dokumenterat arbetssätt är en betydelsefull framgångsfaktor för Uniflex. Företagets mål om tillväxt kräver ständig rekrytering av ny personal och att den snabbt kan få stöd i sitt arbete. Ett enhetligt sätt att arbeta på alla kontor och ute på uppdrag ökar också flexibiliteten och rörligheten i organisationen. Uniflex kunder och personal får också likhet i kontakter med Uniflex oberoende av vilket kontor man samarbetar med.

Miljöcertifiering

Uniflex driver en miljövänlig verksamhet och är i Sverige certifierat enligt ISO 14001. Arbetet innebär att ständigt verka för att minimera föroreningar i samband med persontransporter och att öka personalens kunskaper om relevanta miljöfrågor genom utbildning.

Arbetsmiljöcertifiering

Uniflex blev som första bemanningsföretag i Sverige arbetsmiljöcertifierat enligt den internationella standarden OHSAS 18001 och går därmed i bräschen för arbetsmiljöfrågor.

OHSAS 18001 innebär säkerställande av kvalitet inom samtliga delområden inom arbetsmiljö. Det inkluderar att etablera arbetsmiljörutiner för arbetsskador och tillbud, skyddsutrustning, medarbetareundersökningar, hur information kring arbetsmiljömål ska kommuniceras och rutiner kring bland annat trakasserier och diskriminering.

Industri- och byggföretag har väldigt höga krav på sig när det gäller säkerhet och arbetsmiljö, där arbetsmiljöansvaret är delat mellan ut- och inhyrare. Uniflex har valt att gå i spetsen och har genom certifieringen ett kvitto på hög kvalitet på arbetet kring de viktiga arbetsmiljöfrågorna.

ETABLERINGSMODELL

För att kunna växa och ge service till sina kunder etablerar Uniflex kontor på nya orter när behov uppstår. För att begränsa risken görs detta genom att arbeta med små och avgränsade resurser. Initialt upparbetar en Uniflexanställd säljare kontakter på den nya etableringsorten. Först när försäljningsvolymen tillåter det, anställs en personalansvarig. Vidare har Uniflex korta hyreskontrakt i enklare lokaler som snabbt kan sägas upp. Se vidare under Affärsmodell på sidan 5.

IT

IT-system

Bemanningsarbetet stöds av ett bemannings- och säljstödsystem, Intelliplan.

Outsourcad IT-drift

Uniflex har lagt driften av all IT på en extern part för att kunna fokusera på kärnverksamheten och upprätthålla en flexibel kostnadsmassa.

VARUMÄRKE

VARUMÄRKE OCH RENOMMÉ

Uniflex arbetar på flera plan för att stärka sin marknadsposition.

Den viktigaste kanalen är den personliga försäljningen. Uniflex säljare bearbetar personer inom näringslivet och den offentliga sektorn som tecknar avtal med bemanningsföretag till exempel inköps- och personalchefer, samt de som avropar tjänster, såsom produktionschefer, kundtjänstchefer och arbetsledare.

Att stärka Uniflex varumärke är viktigt ur försäljningssynpunkt och Uniflex arbetar aktivt med detta. När viktiga beslutsfattare känner till Uniflex ökar möjligheterna att få vara med att offerera och vinna viktiga affärer. Sedan starten 2002 har Uniflex successivt blivit mer känt i bemanningsbranschen genom olika insatser. Det är bland annat viktigt att sprida kännedomen om bolagets specialisering. Bolaget arbetar med olika mediekanaler. Insatserna syftar till att öka kännedomen om Uniflex bland såväl kunder som potentiella anställda.

Varumärkesbyggandet mot arbetssökande sker främst genom platsannonsering och hemsidorna. Utöver detta utförs även reklamkampanjer.

Uniflex är auktoriserat som bemanningsföretag av Almega-Bemanningsföretagen. Det är en betydelsefull kvalitetsstämpel för företaget. Även noteringen på Stockholmsbörsen är viktig i och med att kraven som ställs bidrar till hög kvalitet liksom ökar intresset och kännedomen om bolaget.

AUKTORISERAT BEMANNINGSFÖRETAG

AUKTORISERAT REKRYTERINGSFÖRETAG

AUKTORISERAT OMSTÄLLNINGSFÖRETAG

ORGANISATION

ORGANISATION

Uniflexkoncernen bestod den 31 december 2016 av tio bolag i fyra länder; Sverige, Norge, Finland och Tyskland. Verksamheten finns på runt 40 orter i Sverige, 5 orter i Norge, Helsingfors i Finland samt 3 orter i Tyskland.



UNIFLEX AB
100%
UNIFLEX NORGE AS
100%
UNIFLEX SVERIGE AB
100%
UNIFLEX SUOMI OY
100%
UNIFLEX PERSONAL GMBH
100%
UNIFLEX FORDON AB
100%
UNIFLEX SVERIGE B&A AB
100%
UNIFLEX LOGISTIK AB
100%
UNIFLEX OMSTÄLLNING AB
100%
UTVECKLINGSHUSET COM AB

Kontoren i Sverige är uppdelade i två marknadsområden för vilka marknadsområdescheferna har det övergripande ansvaret och de rapporterar direkt till VD. I varje lokalkontor finns ett eller flera affärsområden med ett gemensamt ansvar för en viss del av marknaden.

I de utländska bolagen samt i Utvecklingshuset är det respektive VD som ansvarar för hela verksamheten.

TELE2 SVERIGE AB, KARLSKOGA

"Uniflex är snabba och flexibla."

Tele2 Sverige är idag Sveriges näst största operatör på såväl privat- som företagsmarknaden. Våra nät är ryggraden i vår affär och vi är väldigt stolta över det nationella nät med 2G, 3G och 4G vi har byggt och som idag ger täckning till över 99 % av de svenska hushållen.

"Vi har samarbetat med Uniflex i flera år, vi hyr in personal till våra olika avdelningar på kundservice. Uniflex vet vad som krävs för att arbeta på kundservice och på Tele2 och har alltid levererat hög kvalitet på den personal som vi hyr. De är snabba och flexibla i sitt arbete och de arbetar för att deras personal ska må bra och utvecklas! Vi har en tät och öppen dialog med Uniflex och arbetar tillsammans för att nå Tele2:s mål", säger Pernilla Lundberg, Gruppchef Savedesk Tele2.



DEN SVENSKA BEMANNINGSBRANSCHEN

En bransch i tillväxt

Den svenska bemanningsbranschen har fram till för några år sedan haft en stark tillväxt. Avregleringen av marknaden 1992 ledde till att ett stort antal bemanningsföretag bildades och att utländska aktörer etablerade sig på den svenska marknaden. Inledningsvis var bemanning framför allt vanlig inom kontors- och ekonomifunktioner. Yrkesområdena industri och lager saknade länge kollektivavtal med LO. År 2000 när Almega-Bemanningsföretagen, bemanningsföretagens branschorganisation i Sverige, och LO tecknade kollektivavtal inleddes en tillväxtfas som fortsatt under hela 2000-talet.

OMSÄTTNING PER YRKESOMRÅDE


Bygg, 1%
Ek./Finans, 9%
Kontor/Admin/Tele/Callcenter
Övrig marknad, 8%
Lager/Industri, 45%
IT, 9%
Teknik, 6%
Hälso/Sjukvård, 7%
Övrigt, 5%
Mf/info, 1%
Försäljning, 1%
Kontor/Admin/Tele/Callcenter
Uniflex marknad, 8%

Källa: Bemanningsföretagens utveckling 2016

Av omsättningen i den svenska bemanningsbranschen utgör Uniflex yrkesområden industri, lager, bygg och kontor ca 54 procent.

BEMANNINGSBRANSCHENS OMSÄTTNING I SVERIGE


Miljarder
kronor
30
25
20
15
10
5
0
2012
2013
2014
2015
2016

Källa: Bemanningsföretagens utveckling 2016

Den svenska bemanningsbranschen har haft en god tillväxt de senaste fem åren och omsatte 2016 cirka 27,1 miljarder kronor (24,8 miljarder kronor 2015).

BRANSCHENS OMSÄTTNING INDUSTRI LAGER KONTOR BYGG


Miljarder
kronor
15
12
9
6
3
0
2012
2013
2014
2015
2016

Källa: Bemanningsföretagens utveckling 2016

Under de senaste fem åren har denna del av bemanningsmarknaden haft tillväxt. Under 2016 ökade marknaden för de yrkesområden Uniflex är verksamt med 8 procent. Uniflex minskade under samma period sin omsättning med 9 procent.

UNIFLEX MARKNADSANDEL


Procent
15
12
9
6
3
0
2012
2013
2014
2015
2016

Källa: Bemanningsföretagens utveckling 2016

Uniflex marknadsandel har minskat från 13,8 procent 2012 till 7,0 procent 2016.

Penetrationsgraden ännu låg

Under 2016 var cirka 1,6 procent av den svenska arbetskraften sysselsatt i bemanningsbranschen. I relation till övriga Europa är detta lågt. I mer mogna marknader såsom Storbritannien, Nederländerna och Frankrike, som inte har varit reglerade, uppgår penetrationsgraden till 2–3 procent. Med penetrationsgrad menas den andel av den totala arbetskraften som är sysselsatt i bemanningsbranschen. Uniflex bedömning är att marknadstillväxten för bolagets tjänster långsiktigt kommer att öka. Nya kunder kommer till och många företag utökar bemanningsandelen av personalstyrkan. På kort sikt är tillväxten mer svårbedömd.

I många branscher har inhyrd personal blivit en naturlig del av verksamheten för att upprätthålla flexibilitet och möta förändringar i efterfrågan. Men det finns fortfarande flera branscher såsom bygg, dagligvaruhandel och restauranger där företagen ännu inte anlitar bemanningsföretag i någon större utsträckning.

Branschen är konjunkturkänslig

Likt många andra branscher är bemanningsbranschen beroende av den allmänna ekonomiska utvecklingen i samhället. Under 2009 sjönk branschens omsättning inom de yrkesområden där Uniflex verkar, för att sedan växa igen 2010-2011. Perioden 2012-2014 karaktäriserades av en i stort sett stillastående marknad för att under 2015–2016 växa igen.

PENETRATIONSGRAD


Procent
4,0
3,5
3,0
2,5
2,0
1,5
1,0
0,5
0,0
Spanien
Danmark
Italien
Norge
Finland
Polen
Irland
Sverige
Österrike
Portugal
Belgien
Frankrike
Tyskland
USA
Nederländerna
Storbritannien

Källa: Ciett Economic Report, 2016 Edition

Penetrationsgraden för bemanningstjänster är lägre i Sverige än i stora delar av övriga Europa.

OMSÄTTNINGSUTVECKLING FÖR BEMANNINGSFÖRETAGEN – ALLA YRKESOMRÅDEN


Procent
50
40
30
20
10
0
-10
-20
-30
-40
3%
1%
-2%
-4%
-8%
-4%
1%
5%
9%
5%
3%
2%
11%
16%
16%
17%
9%
10%
7%
12%
KV1
KV2
KV3
KV4
2012
2013
2014
2015
2016

Källa: Bemanningsföretagens utveckling 2016

KONKURRENSSITUATION

Fördelning i branschen

I branschorganisationen Bemanningsföretagen finns över 600 medlemsföretag av varierande storlek och inriktning, varav 530 är auktoriserade bemanningsföretag och/eller auktoriserade omställningsföretag. De tio största aktörerna står för ungefär 70 procent av omsättningen.

Stora bemanningsföretag

Uniflex största konkurrenter inom bemanningsbranschen i Sverige är Randstad, Manpower, Adecco och statliga Lernia. Samtliga dessa bolag är fullsortimentsleverantörer med ett brett bemanningserbjudande som omfattar såväl högre tjänstemän som personal till de yrkesområden där Uniflex är verksamt. Dessa konkurrenter har sin grund inom området kontor och är av tradition starka just där. De var dock tidiga med att börja hyra ut industri- och lagerpersonal och har byggt upp en stark position även här.

Uniflex tidigare ägare Poolia har ett nischat erbjudande och verkar inom området kvalificerade tjänstemän. De är ingen konkurrent utan bolagen arbetar i ett fåtal fall tillsammans för att skapa ett kombinerat och konkurrenskraftigt alternativ till stora fullsortimentsleverantörer.

Lokal och regional konkurrens

Uniflex konkurrerar också med ett stort antal lokala och regionala företag. De flesta av dem är små och har i många fall endast några tiotal uthyrda personer.

Nischade konkurrenter

Ett fåtal bolag i Sverige har inriktat sig mot i stort sett samma nisch som Uniflex. Bland dessa finns till exempel statliga Lernia och Logent. Logent är dock i många delar inte ett traditionellt bemanningsföretag då de ofta tar ansvar för ett helt lager såsom logistikföretag gör.

OLIKA GRUPPER AV KONKURRENTER

Globala fullsortiments-leverantörer	Globala nisch-leverantörer	Nationella nisch-leverantörer	Lokala leverantörer
Manpower	Michael Page (tjänstemän)	Poolia, Sverige (tjänstemän)	Montico (industri och lager, södra Sverige
Adecco	Hays (tjänstemän)	Uniflex	
Randstad		Dedicare (vård) Statliga Lernia (teknik, industri) Logent (logistik)	

Bemanningsmarknaden rymmer olika typer av aktörer. Ovan visas exempel på dessa.

Olika sätt att konkurrera

Konkurrensfaktorer som kompetens, tillgänglighet och pris har olika betydelse i olika bemanningssegment.

Inom de yrkesområden där Uniflex är verksamt är det viktigt att snabbt få personal på plats, ofta ett större antal personer, till en så låg kostnad som möjligt. Inhyrd personal förväntas ha tillräcklig erfarenhet och kompetens.

Företag som söker kvalificerade tjänstemän värderar lång utbildning. Urvalsprocessen och ledtider är ofta längre. Affärer sker styckvis, men i gengäld är marginalerna något större.

Ett auktoriserat bemanningsföretag

Uniflex är medlem i Almega – Bemanningsföretagen och följer därmed branschens etiska regler. Dessa regler lägger bland annat stor vikt vid att:

- bedöma och välja medarbetare och kandidater enbart efter kompetens, kunskap och färdigheter.
- ha kunskap och agera efter de regler som gäller på arbetsmarknaden och gällande kollektivavtal.
- respektera individen och dennes integritet.

AKTÖRER I BEMANNINGSBRANSCHEN



Manpower, 15,8%
Proffice, 11,0%
Adecco, 10,7%
Lernia, 8,1%
Academic Work, 7,2%
Uniflex, 3,9%
Arena Personal, 3,7%
Logent, 3,5%
Randstad, 3,4%
StudentConsulting, 2,6%
Övriga, 30,1%

Källa: Bemanningsföretagens branschorganisation i Sverige.

Bemanningsmarknaden i Sverige är fragmenterad men domineras av ett fåtal större aktörer.

CAVERION SVERIGE AB, BORÅS

"Vi är mycket nöjda."

Caverion designar, installerar, förvaltar och utvecklar användarvänliga och energieffektiva lösningar för byggnader och industrier. Caverions tjänster används bland annat i kontor, butiksfastigheter, bostäder, offentliga lokaler, industrianläggningar och infrastruktur.

"Caverion är mycket nöjda med Uniflex Bemanning, då vi bemötts av ett smidigt och proffsigt samarbete. Via enkel dialog har vi hyrt in bemanning vilket i slutändan ofta resulterat i tillsvidareanställning hos oss. Jag kan bara konstatera att vi är mycket nöjda" säger Jonas Sixtensson, Serviceledare på Caverion Sverige AB i Borås.



Caverion

LÖNER

Kollektivavtal styr lönenivån

Uniflex har kollektivavtal med LO, Unionen och Akademikerförbunden. LO:s arbetaravtal gäller för Uniflex anställda inom industri, lager, bygg och anläggning, el och tele, butik, städ och restaurang (55 procent av den uthyrda personalen) medan Unionens tjänstemannaavtal gäller för Uniflex anställda inom område kontor, administration, call-center och reception (45 procent av den uthyrda personalen). Uniflex skall enligt LO-avtalet betala samma lön till sina anställda som kunderna i genomsnitt betalar till sina egna anställda. Detta gör att villkoren för Uniflex LO-anställda varierar beroende på vilket företag de är uthyrda till. För Uniflex tjänstemän sker lönesättningen individuellt. Kollektivavtalen gäller vanligtvis mellan ett och tre år.

Garanterad lön

Alla anställda börjar med någon form av provanställning/visstidsanställning vilken vanligen varar sex månader. Därefter blir de tillsvidareanställda. Lönen utgår per timme eller månad och den anställde är garanterad en viss lön som uppgår till mellan cirka 80 och 100 procent av en heltidslön beroende på anställningstid och kollektivavtal. Kunden betalar normalt per timme och oftast hyrs personalen in på heltid. Ett uppdrag sträcker sig vanligen över en eller flera månader, men kan också vara så kort som några timmar.

DACHSER SWEDEN AB, STOCKHOLM


Logistics

"Uniflex har mött våra krav väl."

Dachser är en av de globala ledarna inom logistikbranschen. Dachser har under årtionden framgångsrikt bevisat att ett familjeägt företag kan uppnå mycket med engagerade anställda och innovativt tänkande. Dachsers affärsmodell består av transportlogistik, lagerhållning och kundspecifika tjänster inom två affärsområden: DACHSER Road Logistics och DACHSER Air & Sea Logistics.

"Vi har sedan ett år tillbaka ett samarbete med Uniflex. För oss är det viktigt med en leverantör som kan leverera flexibilitet, kvalitet och snabba lösningar, vilket Uniflex uppfyller väl. Vi har valt att både hyra konsulter till vår terminal vid tillfälliga toppar, även använt möjligheten att ta över konsulter efter en period av inhyrning och nu senast har vi också valt att direktrekrytera via Uniflex" säger Thomas Wennborg, Branch Manager på DACHSER Sweden AB i Stockholm.

ARBETSRÄTT

Tvister

Uniflex tillämpar, i egenskap av auktoriserat bemanningsföretag, kollektivavtal för arbetare respektive tjänstemän inom bemanning. Bolaget arbetar kontinuerligt med att upprätthålla en hög kunskap i tillämpningen av kollektivavtalen samt övriga arbetsrättsliga regler som finns att förhålla sig till. Under 2016 kallade bolagets fackliga motparter till förhandling i 18 (18) olika ärenden. Majoriteten av dessa tvister kunde lösas på lokal nivå. I förhållande till antalet anställda på Uniflex, som i genomsnitt under 2016 var 3 238 (3 655) stycken, ser bolaget detta som ett fint kvitto på att det har en god efterlevnad av kollektivavtal och övriga arbetsrättsliga regler. Under 2017 kommer bolaget fortsätta arbeta på inslagna spår.

Visselpipan

Uniflex arbetar aktivt med att uppmuntra sina medarbetare till att komma med feedback och förbättringsförslag. Medarbetare på Uniflex har årliga medarbetarsamtal och utöver det får man även möjlighet att anonymt i en medarbetarenkät bedöma Uniflex som arbetsgivare. Uniflex har sedan 2012 även ett så kallat Visselpipesystem. Systemet grundar sig i att den anställde ska ges möjlighet att lämna åsikter och förslag till annan än sin närmsta chef samt även ges möjlighet att vara anonym. Man kan kontakta Visselpipan via e-post alternativt genom att skicka post. Ärendena hanteras sedan av HR-avdelningen och om önskemål om att vara anonym finns respekteras detta. Under 2016 har totalt 26 (14) stycken ärenden inkommit till Visselpipan.

Arbetsskador

I enlighet med arbetsmiljölagen 3 kap, § 2 ska Uniflex systematiskt planera, leda och kontrollera verksamheten på ett sätt som säkerställer att arbetsmiljön uppfyller kraven i lagen och dess föreskrifter, samt arbetsmiljörelaterade övriga lagefterlevnadskrav. Uniflex ska löpande utreda arbetsskador, undersöka risker i verksamheten och vidta de åtgärder som krävs. Åtgärder som inte kan vidtas omedelbart ska skrivas ner i en handlingsplan och tidplaneras. Förebyggande hälsoarbete ska främjas för att förhindra ohälsa och olyckor. Under 2016 rapporterades 14 (6) tillbud samt 76 (88) arbetsskador. Varje tillbud och arbetsskada har utretts och åtgärder har vidtagits. Uniflex är sedan 2011 certifierade enligt den internationella standarden OHSAS 18001 i arbetsmiljö.

ABEL DEMISSIE, UNIFLEX BEMANNING

"Jag rekommenderar alltid Uniflex till mina vänner och kollegor."

Abel Demissie, 30 år, arbetar som montör på Permobil AB i Timrå och har varit anställd på Uniflex sedan november 2015.

"Uniflex har hjälpt mig att öka min potential på arbetsmarknaden. Idag arbetar jag som montör och jag är mycket glad för det. Uniflex är ett av de bästa bemanningsföretagen och jag upplever att den interna personalen är exceptionella och tar hand om sina anställda genom att ofta ge vänliga råd och professionell service", säger Abel Demissie, Konsult på Uniflex Bemanning.



NORGE

Verksamheten i korthet

I Norge har Uniflex kontor på fem orter (Oslo, Bergen, Stavanger, Trondheim och Fredrikstad). Uniflex bemannar och rekryterar inom yrkesområdena Bygg & Anläggning, Industri & Lager, Olja & Gas samt Kontor & Administration. Uniflex är medlem i branschorganisationen NHO Service.

Året som gått - 2016

Uniflex fick ett nytt ramavtal med en stor aktör inom oljebranschen under det andra kvartalet. Vi fick under året även ett flertal nya mindre kundavtal inom byggbranschen vilket stärkte oss under det andra och tredje kvartalet. Omsättningen under 2016 ökade med mer än 10 procent.

Omsättningen under 2016 uppgick till 84,5 MNOK (75,8 MNOK). Bygg & Anläggning stod för 65 procent (45) av omsättningen, Kontor & Administration för 18 procent (30), Olja & Gas för 12 procent (0) och Industri & Lager stod för 5 procent (25).

Rörelseresultatet blev för första gången positivt på helårsbasis och uppgick 2016 till 0,3 MNOK (-0,2 MNOK).

Antalet årsanställda i Norge var 162 stycken i genomsnitt 2016 (136).

Marknaden

Bemanningsbranschen i Norge har haft utmaningar under 2016 och nedgången har fortsatt varit påtaglig i vissa regioner. Dock påvisade statistiken i tredje kvartalet att botten förhoppningsvis är nådd.

Visioner

Med bättre fäste och fler avtal inom bygg- och oljebranschen ser vi goda möjligheter till ett bra 2017.

FINLAND

Verksamheten i korthet

I Finland har Uniflex verksamhet i Helsingfors. Uniflex bemannar och rekryterar inom yrkesområdena Bygg & Anläggning, Industri & Lager och Kontor & Administration. Uniflex är medlem i branschorganisationen HPL (Henkilöstöpalveluyritysten liitto). 2016 växte omsättningen den finska verksamheten med 43 procent och det blev bolagets första år med vinst.

I slutet av året valde den bolagets VD Miikka Viitala att gå vidare i sin karriär för att bli chef inom IT-branschen. Han har ersatts av Esa Rantanen som närmast kommer från Manpower.

Marknaden

Den finska bemanningsbranschen har de senaste åren haft en svag utveckling, men i takt med att utvecklingen av den finska BNP vänt från negativa tal till tillväxt har även bemanningsbranschen återhämtat sig.

Bemanningsbranschens branschorganisation HPL införde under 2013 en ny auktorisering för att övervaka branschen och dess utveckling samt arbetstagarnas rättigheter och förmåner. Uniflex Suomi Oy var ett av de första företagen som fick auktorisationen.

UNIFLEX
HENKILÖSTÖPALVELUT

hpl
Henkilöstö-
palveluyritysten
Liiton jäsen

TYSKLAND

Verksamheten i korthet

Uniflex i Tyskland har i stort sett samma inriktning som Uniflex i Sverige och arbetar främst med industriarbetare, lagerpersonal och kundservicepersonal. Verksamheten bedrivs från kontoren i Stuttgart, Dortmund och Köln.

Historik

Uniflex förvärvade den 1 mars 2013 en tysk bemanningsverksamhet med 30 MSEK i årsomsättning. Köpeskillingen uppgick till 5,2 MSEK varav större delen avser immateriella tillgångar vilka skrivs av med 1 MSEK per år under fem år. Omsättningen 2016 uppgick till 35 MSEK (37) och rörelseresultatet till -6,5 MSEK (-5,9).

Året som gått – 2016

På grund av att verksamheten varit förlustbringande byttes bolagets VD ut fjärde kvartalet 2015. Vår nye VD Targan Kursun har under året stängt verksamheten i våra två kontor östra Tyskland. Det har belastat resultat med 1,6 MSEK. Vidare har avskrivning och nedskrivning av goodwill till noll belastat resultatet med 2,2 MSEK. Fokus nu är att öka omsättningen för att i första hand nå ett nollresultat och sedan vinst.

Marknaden

Den tyska bemanningsbranschen uppgår till ca 160 miljarder SEK enligt den tyska branschföreningen. Andelen som arbetar i branschen av totala arbetskraften är drygt 2,0 procent. I många avseenden liknar den tyska bemanningsbranschen den svenska med kollektivavtal och garantilöner.

UNIFLEX
PERSONAL

ÅRSREDOVISNING

INNEHÅLLSFÖRTECKNING

Styrelsen och verkställande direktören för Uniflex AB (publ), org. nr 556462-0887 med säte i Stockholm, Sverige, avger härmed årsredovisning och koncernredovisning för verksamhetsåret 2016. Årsredovisningen har av styrelsen godkänts för utfärdande den 30 mars 2017. Koncernens och moderbolagets resultat- och balansräkningar ska föreläggas för fastställelse på årsstämman den 25 april 2017.

VERKSAMHETEN

Uniflex är ett Auktoriserat bemanningsföretag som arbetar med uthyrning, rekrytering och omställning av personal inom yrkesområdena industri, lager, bygg, el, administration, försäljning och kundservice.

Uniflex affärsidé är att vara bäst på att förse företag och organisationer med den kompetens som tillfälligt eller permanent tillgodoser deras behov inom Uniflex nisch. Uniflex strategi är; Rätt pris, Snabbhet och Flexibilitet. Uniflex ledstjärnor är; Affärsfokus, Engagemang, Glädje och Ansvarstagande.

Uniflex verksamhet bedrivs i fyra länder; Sverige, Norge, Finland och Tyskland.

VIKTIGA HÄNDELSER UNDER 2016

- Fortsatt implementering av strategiförändringen från Lägst pris till Rätt pris.
- Ökade försäljnings- och marknadsföringsinsatser för att öka omsättning och resultat.
- Esa Rantanen utsågs till VD för Uniflex Suomi Oy och tillträdde i december.

FÖRÄNDRINGAR I KONCERNEN

Under 2016 har det inte skett några förändringar i koncernstrukturen.

ORGANISATION

Under 2016 har det inte skett några väsentliga förändringar i organisationen. Uniflex finns nu på runt 40 orter i Sverige, 5 orter i Norge, 3 orter i Tyskland samt i Helsingfors, Finland.

OMSÄTTNING

Omsättningen för koncernen minskade år 2016 med 8 procent till 1 191 MSEK (1 288).

Den del av marknaden i Sverige där Uniflex är verksamt bedöms utifrån bemanningsföretagens statistik ha ökat med 8 procent under 2016. Under motsvarande period minskade Uniflex sin omsättning med 9 procent i Sverige. Det kan konstateras att Uniflex omsättningsutveckling är sämre än totalmarknadens. Av omsättningen i Sverige kommer 61 procent (65) från arbetarsidan och 39 procent (35) från tjänstemannasidan.

Normalt är andra halvåret starkare än det första, vilket också är fallet under 2016. Under 2016 stod de fem största kunderna för 29 procent (30) av omsättningen. 76 (70) kunder stod för 80 procent av omsättningen. Ingen kund har under 2016 stått för mer än 9 procent (10) av omsättningen.

RESULTAT

Resultatet efter finansiella poster för helåret uppgick till 26,1 MSEK (38,0). Rörelseresultatet uppgick till 23,1 MSEK (40,5). Det ger en rörelsemarginal på 1,9 procent (3,1). Uniflex har som mål att rörelsemarginalen över en konjunkturcykel i genomsnitt ska uppgå till 5 procent. Under de senaste fem åren har rörelsemarginalen i genomsnitt varit 1,8 procent.

Under året genomfördes det andra steget i höjningen av arbetsgivaravgifterna för unga. Det har medfört att semesterlöneskulden ökat med 1,5 MSEK, vilket belastat resultatet i det andra kvartalet.

Rörelseresultatet i Sverige har påverkats negativt med 2,9 MSEK av den nedskrivning av goodwill hänförlig till dotterbolaget Utvecklingshuset som gjorts till följd av ett försämrat resultat i dotterbolaget.

Rörelseresultatet i Tyskland har påverkats negativt av kostnaderna för nedläggningen av verksamheten i Dresden uppgående till 0,7 MSEK. Rörelseresultatet har även påverkats negativt av den nedskrivning av immateriella tillgångar på 1,5 MSEK som gjorts till följd av att kontoret i Dresden, det sista kvarvarande kontor som ingick i den förvärvade verksamheten, lagts ned.

LIKVIDITET OCH FINANSIERING

Uniflex styrelse har uppfattningen att Uniflex skall ha en stark kapitalbas och att koncernens tillväxt huvudsakligen skall finansieras med eget kapital. Mot bakgrund av detta anser Uniflex att bolagets soliditet skall överstiga 15 procent. Det förhållandevis låga soliditetsmåttet motiveras av att koncernen sannolikt inte kommer att göra några större bolagsförvärv eftersom Uniflex hittat en bra modell för att främja organisk tillväxt kombinerat med förvärv av mindre enheter för start av nya områden eller marknader.

Koncernens likvida medel uppgick per den 31 december 2016 till 45,0 MSEK (46,6).

Checkräkningskrediten uppgår per 31 december 2016 till 40 MSEK (40) och per den 31 december 2016 har 0 MSEK (0) av krediten utnyttjats.

Kassaflödet från den löpande verksamheten var under året 23,3 MSEK (44,9). Kassaflödet från finansieringsverksamheten uppgick till -26,1 MSEK (-13,8) och avser i sin helhet utdelning. Soliditeten uppgick till 28,8 procent (29,6).

INVESTERINGAR

Koncernens investeringar i anläggningstillgångar uppgick till 0,0 MSEK (0,0).

MEDARBETARE

Medelantalet anställda omräknat till heltidstjänster uppgick till 2 496 personer (2 809). Per den 31 december 2016 uppgick antalet anställda till 2 975 personer (3 474).

Uniflex har det fulla arbetsgivaransvaret för sina anställda medan arbetsledningen sköts av kunden. Uniflex följer de lagar och praxis som gäller för bemanningsföretag i respektive land som bolaget är verksamt i. På bolagets största marknad Sverige har Uniflex kollektivavtal med LO (för industri-, lager- och byggområdet), Unionen (för kontorsområdet) och Akademikerförbunden. Uniflex skall enligt LO-avtalet betala samma lön till sina anställda som kunderna i genomsnitt betalar till sina egna anställda.

MILJÖ

Uniflex driver en miljövänlig verksamhet och är certifierat enligt ISO 14001. Arbetet innebär att ständigt verka för att minimera föroreningar i samband med persontransporter och att öka personalens kunskaper om relevanta miljöfrågor genom utbildning.

Uniflex verksamhet är inte tillstånds- eller anmälningspliktig enligt miljöbalken.

AKTIEN

Uniflex är noterat på Nasdaq Stockholm Small Cap. Bolaget noterades på Stockholmsbörsens Nordiska lista den 1 november 2006. Dessförinnan var aktien noterad på First North sedan 19 november 2004 då Poolia AB skiftade ut hela sitt innehav i Uniflex till sina aktieägare. Per 31 december 2016 fanns det totalt 17 361 690 aktier i Uniflex. Aktierna är uppdelade i 4 023 815 A-aktier och 13 337 875 B-aktier. Samtliga aktier äger lika rätt till andel i Uniflex tillgångar och vinst. Aktie av serie A medför en (1) röst och aktie av serie B medför en femtedels (1/5) röst.

Bolagets största aktieägare, Björn Örås, har ett aktieinnehav om 4 023 815 A-aktier och 3 101 445 B-aktier vilket motsvarar en andel om 41,04 procent av aktiekapitalet samt 69,40 procent av antalet röster. I övrigt finns inget direkt eller indirekt aktieinnehav överstigande en tiondel av röstetalet för samtliga aktier i bolaget. För vidare information om Uniflex aktie och ägarstruktur, se sidan 28.

FRAMTID

För att återigen få koncernen att växa och nå en rörelsemarginal på fem procent över en konjunkturcykel, genomförde Uniflex under 2014 ett strategiarbete som resulterade i att bolaget ändrade strategin från lägst pris till rätt pris. Det innebär i praktiken att Uniflex har höjt priset mot ett antal kunder där bolaget tidigare inte haft tillfredsställande lönsamhet. På kort sikt innebar det att en del samarbeten avslutades, med minskade intäkter som följd. Många kunder har dock visat stor förståelse för Uniflex nya strategi och sett rimligheten i att betala för den kompetens och flexibilitet som bolaget faktiskt tillhandahåller och Uniflex är övertygat om att detta är helt rätt väg framåt.

Bolaget kommer under 2017 att fortsätta arbeta på flera plan för att stärka sin marknadsposition, bland annat genom att öka kännedomen om Uniflex på våra nya marknader.

Varumärkesbyggandet görs via personlig försäljning, olika mediekanaler samt gentemot arbetssökande, främst genom platsannonsering och företagets hemsidor.

Penetrationsgraden för inhyrd personal ligger strax över en procent i de länder Uniflex är verksamt. Det är lågt i jämförelse med vissa andra EU-länder där bemanningsbranschen inte har varit reglerad. Där är penetrationen mellan två och tre procent. Bolaget ser utifrån detta att det finns tillväxtpotential.

RISKER

Vid en konjunkturnedgång finns risk för att många kunder minskar användandet av temporär personal. En konjunkturnedgång kan också innebära en allmän prispress och ökad konkurrens från andra bemanningsföretag. Uniflex strategi att till största delen arbeta med rörlig kostnadsmassa gör att bolaget snabbt kan dra ner sina kostnader vid en konjunkturnedgång. Bolagets starka finansiella ställning är också en styrka i ett sådant skede.

I dagsläget upplever inte Uniflex några större problem med rekryteringen av ny personal. Det kan dock inte uteslutas att det vid en minskning av arbetslösheten, blir svårare att rekrytera personal.

Inom samtliga av Uniflex yrkesområden sker en del av försäljningen till få men större kunder. Bolaget skulle påverkas negativt om de försvinner och inte ersätts av nya. Bolaget minskar dock stadigt beroendet av enskilda kunder.

En risk som aktualiserats genom vissa politiska partiers uttalanden är att bemanningsföretag kan komma att ställas inför en hårdare politisk reglering.

I not 18 finns ytterligare redogörelser av koncernens risker och osäkerhetsfaktorer.

RIKTLINJER FÖR ERSÄTTNING TILL LEDANDE BEFATTNINGSHAVARE

Styrelsen föreslår att årsstämman fattar beslut om följande riktlinjer för ersättning till ledande befattningshavare inom Uniflexkoncernen.

Riktlinjerna skall omfatta verkställande direktören och övriga medlemmar av koncernledningen och skall tillämpas på anställningsavtal som ingås efter årsstämman 2017 för tiden intill nästa årsstämma, samt även på ändringar i gällande anställningsavtal som görs under sagda tid.

Ersättningar till VD beslutas av styrelsen i Uniflex. VD beslutar om ersättningar till övriga ledande befattningshavare. Styrelsen skall ha rätt att frångå av årsstämman beslutade riktlinjer om det i ett enskilt fall finns särskilda skäl för det.

Bolaget skall sträva efter att erbjuda de ledande befattningshavarna ersättningar vilka i rimlig utsträckning återspeglar den enskilde befattningshavarens och koncernens prestationer. Ersättningen kan bestå av grundlön, rörlig ersättning, pensionsförmån m.m. Fördelningen mellan grundlön och rörlig ersättning skall stå i proportion till befattningshavarens ansvar och prestation. Vid bestämmande av eventuell rörlig ersättning skall denna relateras främst till rörelseresultatet för koncernen och/eller för den del av koncernen inom vilken den aktuella befattningshavaren är verksam. Därutöver kan specifika, individrelaterade indikatorer användas vid bestämmande av nivåer för rörlig ersättning. För lönesättningen skall klart definierade prestationsnivåer tillämpas, vilka avspeglar av styrelsen beslutade planer för verksamheten. Med hänsyn till den betydelse som koncernens resultatutveckling och den individuella prestationen har för lönenivån, kan den rörliga ersättningen utgöra en betydande del av den totala ersättningen till medlemmar av koncernledningen. Den rörliga ersättningen skall för verkställande direktören kunna uppgå till högst 80 procent av grundlönen och för övriga ledande befattningshavare till högst 100 procent av grundlönen.

Styrelsen skall årligen utvärdera huruvida någon form av aktierelaterat incitamentsprogram, utöver de befintliga teckningsoptionsprogrammen 2013/2017 respektive 2015/2019, skall föreslås årsstämman, vilket i förekommande fall skall gälla såsom tillägg till den rörliga ersättning till ledande befattningshavare som beskrivits ovan. Lönenivåerna skall ses över regelbundet, vanligtvis genom årlig löneutvärdering.

Verkställande direktören skall, utöver pensionsförmåner enligt lag om allmän försäkring, erbjudas ett personligt avgiftsbestämt pensionsavtal. Övriga ledande befattningshavarna skall omfattas av avgiftsbestämda pensionsplaner som i allt väsentligt skall motsvara premienivån för ITP-planen. Pensionsålder för samtliga ledande befattningshavare är 65 år.

Andra förmåner än pensionsförmåner skall inte kunna utgöra en väsentlig del av den totala ersättningen.

Uppsägningstiden för de ledande befattningshavarna skall vara högst tolv månader vid uppsägning av koncernen och högst sex månader vid uppsägning av befattningshavaren. Avgångsvederlag skall inte utgå.

Information om riktlinjer för ersättning antagna vid årsstämma 2016 samt övriga principer för anställningsvillkor avseende ledande befattningshavare finns i not 6.

BOLAGSSTYRNINGSRAPPORT

Allmänt

Uniflex AB är ett svenskt publikt aktiebolag som lyder under svensk lag och är noterat på Nasdaq Stockholm, Small Cap. Bolagsstyrningen i Uniflex utgår från svensk lagstiftning, främst den svenska aktiebolagslagen, regelverket för emittenter från Nasdaq Stockholm samt andra relevanta regler och riktlinjer.

Svensk kod för bolagsstyrning ("Koden") ingår som en del i regelverket för Nasdaq Stockholm, vilket Uniflex har förbundit sig att följa. Uniflex har tillämpat Koden sedan 1 juli 2008 och den reviderade Koden sedan 1 november 2016.

Avvikelser till Koden förklaras nedan samt under respektive avsnitt.

Avvikelser från Koden

Bolagets halvårs- eller niomånadersrapport har ej granskats översiktligt av bolagets revisorer. Bolaget bedömer att den interna kontrollen är tillfredsställande och hanteringen av risker väl underbyggd varför någon översiktlig granskning av bolagets revisorer inte bedömts nödvändig.

Bolagsstämma

Aktieägarnas inflytande i bolaget utövas vid bolagsstämma, som är bolagets högsta beslutande organ. Bolagsstämma ska förberedas och genomföras på ett sådant sätt att förutsättningar skapas för aktieägarna att utöva sina rättigheter på ett aktivt och välinformerat sätt. Bolagsstämmans uppgifter regleras i aktiebolagslagen och i bolagsordningen. Årsstämma skall hållas årligen inom sex månader från utgången av räkenskapsåret. Extra bolagsstämma skall hållas om styrelsen finner skäl att hålla sådan eller om en revisor i Bolaget eller ägare till minst en tiondel av samtliga aktier i Bolaget begär det. Kallelse till stämma skall ske genom annonsering i Post och Inrikes Tidningar samt på bolagets webbplats. Vid tidpunkten för kallelse skall information om att kallelse skett annonseras i Svenska Dagbladet. Dagordningen och ärenden för årsstämman skall framgå av kallelsen.

För att få delta i stämman skall aktieägare dels vara upptagen i utskrift eller annan framställning av hela aktieboken avseende förhållandena fem vardagar före stämman, dels göra anmälan till bolaget senast klockan 12.00 den dag som anges i kallelsen till stämman. Sistnämnda dag får inte vara söndag, annan allmän helgdag, lördag, midsommarafton, julafton, nyårsafton och inte infalla tidigare än femte vardagen före stämman.

Årsstämma hölls i Stockholm den 26 april 2016. Vid årsstämman antogs riktlinjer för ersättning till ledande befattningshavare. Vid årsstämman beslutades att styrelsen skall bestå av fem styrelseledamöter. Årsstämman beslutade att omvälja den sittande styrelsens fyra styrelseledamöter samt att välja en ny styrelseledamot. Årsstämman beslutade också att utdelning till aktieägarna skulle ske med 1,50 SEK per aktie.

Upplysningar om aktiernas röstvärde samt direkta eller indirekta aktieinnehav i Uniflex representerade minst en tiondel av röstetalet för samtliga aktier i bolaget, finns i förvaltningsberättelsen på sidan 22.

Valberedning

Val och arvodering av styrelsen och revisorer ska beredas genom en av ägarna styrd, strukturerad och bekantgjord process, som skapar förutsättningar för väl underbyggda beslut.

Valberedningen är bolagsstämmans organ med enda uppgift att bereda stämmans beslut i val- och arvodesfrågor samt, i förekommande fall, procedurfrågor för nästkommande valberedning. Valberedningens ledamöter ska, oavsett hur de utsetts, tillvarata samtliga aktieägares intresse och inte obehörigen röja vad som förekommit i valberedningen. Valberedningens uppdrag gäller till dess att ny valberedning utsetts.

Valberednings sammansättning har varit följande: Hans Hedström (Carnegie Fonder AB), Richard Hellekant (PSG Capital AB) och Björn Örås. De tre ägarrepresentanterna representerar ca 75 procent av rösterna. Till ordförande har Hans Hedström valts.

Under året har fem sammanträden hållits. Inför årsstämman har uppdraget varit att bereda och lämna förslag till ordförande vid stämman, val av styrelse och ledamöter, val av revisorer, arvode till styrelsens ordförande och ledamöter och principer för utseende för valberedning.

Inför nomineringsprocessen för Uniflex styrelse genomförs under ordförandens ledning en utvärdering av alla styrelseledamöters insatser. Samtliga styrelseledamöter har också fyllt i en utvärderingsblankett avseende styrelsearbetet under året. Resultatet av denna utvärdering har delgivits valberedningen och har utgjort underlag för valberedningens diskussioner.

Inför årsstämman 2017 kommer valberedningen att lämna förslag till stämmoordförande, antal styrelseledamöter, styrelseordförande och styrelseledamöter samt val av revisorer. Valberedningen kommer även att lämna förslag på arvode till ordförande samt övriga ledamöter, revisorer samt föreslå hur den nya valberedningen ska utses. Valberedningens förslag presenteras i kallelsen till årsstämman och på Uniflex hemsida.

Ingen ersättning från Uniflex har utgått till valberedningens ledamöter.

Styrelsen

Styrelsen ska förvalta bolagets angelägenheter och samtliga aktieägares intressen. Styrelsen ska ha en storlek och sammansättning som säkerställer dess förmåga att förvalta bolagets angelägenheter med integritet och effektivitet. Styrelsens uppgifter regleras i aktiebolagslagen och bolagsordningen. Styrelsen svarar för bolagets organisation och förvaltning och bedömer löpande moderbolagets och koncernens ekonomiska situation. Styrelsen har fastställt styrelsens arbetsordning samt instruktioner till VD.

Formerna för styrelsens arbete ska fastställas av styrelsen och vara tydliga och väl dokumenterade. Arbetsordningen reglerar även arbetsfördelning och ansvar mellan styrelsen, dess ordförande och verkställande direktören samt innehåller ekonomiska rapporteringsrutiner för verkställande direktören.

Styrelsens ordförande har ett särskilt ansvar för att styrelsens arbete är väl organiserat och bedrivs effektivt. Ordföranden företräder bolaget i ägarfrågor. Styrelsen har bland annat till uppgift att fastställa strategier, affärsplaner, budgetar, delårsrapporter och bokslutskommunikéer. Vidare har styrelsen att övervaka verkställande direktörens arbete, tillsätta och avsätta verkställande direktör, övervaka bolagets efterlevnad av ersättning till ledande befattningshavare samt besluta om väsentliga förändringar i bolagets organisation och verksamhet.

Uniflex styrelse består av fem ledamöter valda vid årsstämman den 26 april 2016. Styrelsen konstituerar sig vid ett styrelsemöte som hålls direkt efter årsstämman. Under 2016 har totalt åtta styrelsemöten hållits, varav ett konstituerande. Representanter för bolagets ledningsgrupp och annan ledningspersonal har under året regelbundet deltagit på styrelsemöten för att redogöra för frågor inom sina respektive områden.

				Oberoende i förhållande till	
Styrelseledamot	**Funktion**	**Invald**	**När-varo**	**bolaget och dess ledning**	**bolagets större aktieägare**
Björn Örås	Ordförande	2002	8/8	Ja	Nej
Monica Lindstedt	Ledamot	2004	7/8	Ja	Ja
Thomas Krishan	Ledamot	2013	7/8	Ja	Ja
Jenny Pizzignacco	Ledamot	2014	8/8	Ja	Ja
Eva Gidlöf	Ledamot	2016	6/6	Ja	Ja

För ytterligare uppgifter om styrelsen hänvisas till sidan 57.

Ersättningsutskott och revisionsutskott

Då styrelsen endast består av fem medlemmar har styrelsen beslutat att inte inrätta ersättningsutskott eller revisionsutskott. Dessa frågor hanteras istället av styrelsen i dess helhet och ingen ersättning för utskottsarbete utgår.

Styrelseutvärdering

Styrelsen genomför årligen en utvärdering av sitt arbete. Huvudpunkterna i utvärderingen är;

- Styrelsens roller, planering och funktioner
- Styrelsemöten
- Styrelsematerial, information och rapporter
- Styrelseledamöterna
- Styrelsens ordförande
- Verkställande direktören

Utvärderingen används som ett verktyg för att utveckla styrelsens arbete och utgör också ett underlag för valberedningens nomineringsarbete. Det är styrelsens ordförande som varje år initierar och leder utvärderingen av styrelsen arbete. I utvärderingen ingår skriftliga frågeformulär och diskussioner i styrelsen.

Revisorer

Bolagets externa revisorer är sedan årsstämman 2014 Grant Thornton Sweden AB med Stefan Hultstrand som huvudansvarig revisor, se sidan 57. Grant Thornton Sweden AB valdes vid årsstämman 2016 för en period om ett år. Den totala ersättningen till revisorerna för 2016 uppgick till 443 KSEK (657), varav 394 KSEK (447) avsåg revisionstjänster och 49 KSEK (210) kronor avsåg konsulttjänster eller andra uppdrag.

Verkställande direktören

Verkställande direktör utses av styrelsen och har som uppdrag att sköta den löpande förvaltningen i bolaget enligt de riktlinjer och anvisningar som uppställs i lag, bolagsordning och den interna arbetsinstruktionen. Jan Bengtsson har varit VD och koncernchef för Uniflex sedan bolaget bildades 2002. För ytterligare upplysningar om VD hänvisas till sidan 58. VD leder verksamheten inom de ramar som styrelsen fastlagt. VD är skyldig att bereda och inför styrelsen föredraga frågor som ligger utanför den löpande förvaltningen. VD tillsänder med jämna mellanrum den information som krävs för att följa bolagets och koncernens ställning, verksamhet och utveckling samt håller styrelsens ordförande informerad löpande.

Koncernledning

Koncernledningen utgörs av en ledningsgrupp som förutom verkställande direktören består av de övriga personer som förtecknats under ledande befattningshavare på sidan 58. Ledningsgruppen fungerar i huvudsak som ett forum för diskussion och genomgång av övergripande frågor. Beslut fattas dock inte centralt i ledningsgruppen utan av antingen verkställande direktören, eller den befattningshavare vars ansvarsområde berörs av beslutet i fråga.

Styrelsens och ledande befattningshavares ägarintressen

Information om styrelsens och ledande befattningshavares innehav av aktier och optioner per 2016-12-31 framgår av sidorna 57–58.

Koncernens ersättningspolicy

Arvodet till styrelsens ordförande och ledamöter utgår i enlighet med årsstämmans beslut. Ersättning till verkställande direktör och andra ledande befattningshavare utgörs av grundlön och en rörlig ersättning, aktierelaterade incitamentsprogram, övriga förmåner samt pension. Se not 6 för detaljerad information.

Intern kontroll avseende finansiell rapportering

Kontrollmiljö

Bolaget har etablerade rutiner för att kontinuerligt övervaka och kontrollera de risker som är förknippade med verksamheten och dess mål. Styrelsen ansvarar för att bolaget har god intern kontroll och formaliserade rutiner som säkerställer att fastlagda principer för finansiell rapportering och intern kontroll efterlevs samt att bolagets finansiella rapportering är upprättad i överensstämmelse med lag, tillämpliga redovisningsstandarder och övriga krav på noterade bolag.

Riskbedömning

Genom riskbedömningen identifieras och utvärderas de risker som kan medföra att koncernens mål för den finansiella rapporteringen inte uppfylls. Riskgenomgången sker årligen under ledning av Ekonomi. Uniflex största risker avseende den finansiella rapporteringen kopplas till värdering av kundfordringar, intäkter samt personalkostnader.

Kontrollaktiviteter

Det övergripande syftet med den interna kontrollen är att skydda såväl ägarnas investering i bolaget som bolagets tillgångar. Uniflex organisation präglas av en tydlig ansvarsfördelning samt väl fungerande och inarbetade styr- och kontrollsystem. Internkontrollen omfattar samtliga delar av Uniflex verksamhet. Uniflex ekonomifunktioner är integrerade genom ett gemensamt rapporteringssystem och en gemensam redovisningsinstruktion. Ekonomifunktionen har ett nära och väl fungerande samarbete med marknadsområdescheferna, regioncheferna och affärsområdescheferna avseende rapportering och bokslut.

Styrelsen har gjort bedömningen att Uniflex, utöver befintliga processer och funktioner för intern kontroll, inte behöver införa en egen internrevisionsfunktion. Uppföljningen som utförs av styrelsen, ledningen samt bolagets externa revisorer bedöms för närvarande fullgöra behovet. Styrelsen gör dock en årlig bedömning för att utvärdera om en sådan funktion är nödvändig för att upprätthålla en bra kontroll inom bolaget och koncernen.

Bolaget har valt att inte ha extern revision av delårsrapporterna då den interna kontrollen bedöms tillfredsställande och hanteringen av risker väl underbyggd.

Uppföljning och utvärdering

Uniflex går årligen igenom att kontrollaktiviteterna genomförs. Stor vikt läggs då vid de policyer och instruktioner som visar ledningens och styrelsens syn på intern styrning och kontroll.

Information och kommunikation

Den finansiella informationsgivningen till Uniflex aktieägare och intressenter ska vara korrekt, fullständig, transparent, konsekvent samt ske på lika villkor. Informationsgivningen i Uniflex följer de av styrelsen fastställda policyerna Kommunikationspolicy och Kapitalmarknadspolicy. Händelser som bedöms som kurspåverkande offentliggörs genom pressmeddelanden. Information till externa intressenter ges via årsredovisningen, bokslutskommunikén och delårsrapporterna samt pressmeddelanden. Uniflex utformar årsredovisningen, delårsrapporter och annan löpande information i enlighet med svensk lag och praxis. Samtligt material finns tillgängligt på bolagets webbplats www.uniflex.se där även information om bolagsstyrningen finns.

Det är bolagets VD ansvarar för företagets kontakter gentemot kapitalmarknaden, arbetsmarknaden, medier och andra intressegrupper. Riktlinjer för den finansiella rapporteringen kommuniceras till de anställda genom rutiner och policyer som finns tillgängliga på bolagets intranät.

För anställda finns en whistle blower-funktion tillgänglig där de anonymt kan rapportera missförhållanden hos företaget inklusive eventuella brister i Uniflex finansiella rapportering.

MODERBOLAGET

Moderbolagets verksamhet består av att tillhandahålla lednings- och managementtjänster till de i koncernen ingående dotterbolagen.

Under året har moderbolaget skrivit ner värdet på aktierna i det tyska dotterbolaget med 4,7 MSEK, motsvarande de kapitaltillskott för förlusttäckning moderbolaget lämnat till det tyska dotterbolaget under 2016.

VÄSENTLIGA HÄNDELSER EFTER RÄKENSKAPSÅRETS UTGÅNG

Inga väsentliga händelser har inträffat efter räkenskapsårets utgång.

UTDELNING

Styrelsen och verkställande direktören föreslår en utdelning om 1,50 SEK per aktie i enlighet med koncernens ambition om en utdelning motsvarande minst 50 procent av årets vinst i koncernen. Enligt styrelsens och verkställande direktörens uppfattning har Uniflex en långsiktig underliggande intjäningsförmåga. Bolagets soliditet uppgår per 2016-12-31 till 28,8 procent och ett av bolagets finansiella mål är att soliditeten skall överstiga 15 procent. Mot bakgrund av bolagets intjäningsförmåga, goda soliditet och likviditet anses den föreslagna aktieutdelningen rimlig.

FÖRSLAG TILL VINSTDISPOSITION

Till årsstämmans förfogande står följande vinstmedel i moderbolaget (SEK):

Balanserade vinstmedel	23 386 091
Överkursfond	9 344 347
Årets resultat	8 692 144
Summa	**41 422 582**

Styrelsen och verkställande direktören föreslår att vinstmedlen disponeras på följande sätt

Till aktieägarna utdelas 1,50 kr per aktie i ordinarie utdelning	26 042 535
I ny räkning balanseras	15 380 047
Summa	**41 422 582**

UNIFLEXAKTIEN

Uniflex är sedan den 1 november 2006 noterat på Nasdaq Stockholm Small Cap, tidigare Stockholmsbörsens Nordiska lista. Dessförinnan var aktien noterad på First North sedan 19 november 2004 då Poolia AB skiftade ut hela sitt innehav i Uniflex till sina aktieägare.

Ingående och utgående antal aktier uppgick till 17 361 690 med kvotvärde 0,20 SEK per aktie fördelat på 4 023 815 A-aktier med röstvärde 1 och 13 337 875 B-aktier med röstvärde 1/5. Det totala antalet röster i bolaget uppgår till 6 691 390.

Aktiekursen stängde första handelsdagen på First North, 19 november 2004, på 8,16 kronor och på 18,70 kronor den 30 december 2016.

UTVECKLING UNDER PERIODEN 2012–2016.


60
50
40
30
20
10
0
2012
2013
2014
2015
2016
Uniflex B
SIX Generalindex
Källa:

Ägarstruktur antal aktier per 2016-12-30	Antal aktieägare	Andel aktieägare (%)	Kapitalandel (%)	Röster (%)
1 - 500	1 825	67,24%	1,93%	1,00%
501 - 1 000	354	13,04%	1,70%	0,88%
1 001 - 2 000	243	8,95%	2,22%	1,15%
2 001 - 5 000	152	5,60%	2,94%	1,52%
5 001 - 10 000	73	2,69%	3,11%	1,61%
10 001 - 20 000	31	1,14%	2,85%	1,48%
20 001 - 50 000	11	0,41%	1,83%	0,95%
50 001 - 100 000	11	0,41%	5,10%	2,65%
100 001 - 500 000	9	0,33%	14,06%	7,30%
500 001 - 1000 000	2	0,07%	8,05%	4,18%
1 000 001 - 5 000 000	2	0,07%	15,20%	7,89%
5 000 001 - 10 000 000	1	0,04%	41,04%	69,40%
Summa	**2 714**	**100,00%**	**100,00%**	**100,00%**

10 största aktieägarna per 2016-12-30	Antal A-aktier	Antal B-aktier	Kapitalandel (%)	Röster (%)
Björn Örås	4 023 815	3 101 445	41,04%	69,40%
Carnegie Småbolagsfond	0	1 565 520	9,02%	4,68%
Försäkringsaktiebolaget, Avanza Pension	0	1 072 615	6,18%	3,21%
Veralda Investment Ltd	0	761 809	4,39%	2,28%
Nordnet Pensionsförsäkring AB	0	635 439	3,66%	1,90%
PSG Micro Cap	0	437 340	2,52%	1,31%
Sara Örås	0	387 200	2,23%	1,16%
Caroline Örås	0	352 700	2,03%	1,05%
Jenny Pizzignacco	0	351 140	2,02%	1,05%
Euroclear Bank	0	222 670	1,28%	0,67%
Totalt 10 största aktieägare	4 023 815	8 887 878	74,37%	86,70%
Övriga aktieägare	0	4 449 997	25,63%	13,30%
Summa	**4 023 815**	**13 337 875**	**100,00%**	**100,00%**

FINANSIELLA NYCKELTAL

	2016	2015	2014	2013	2012
Rörelsemarginal, %	1,9	3,1	1,5	1,5	1,3
Vinstmarginal, %	2,2	2,9	1,5	1,4	1,3
Avkastning på eget kapital, %	21,1	30,3	14,1	15,6	13,7
Soliditet, %	28,8	29,6	26,9	21,6	21,9
Medelantalet anställda	2 496	2 809	2 641	3 219	3 622
Omsättning per anställd, KSEK	477	459	444	434	436
Antal aktier vid periodens slut, före utspädning (000)	17 362	17 362	17 362	17 362	17 362
Antal aktier vid periodens slut, efter utspädning (000)	17 362	17 362	17 362	17 487	17 487
Antal aktier före utspädning, genomsnitt (000)	17 362	17 362	17 362	17 362	17 362
Antal aktier efter utspädning, genomsnitt (000)	17 362	17 362	17 362	17 487	17 487
Resultat per aktie före utspädning, SEK	1,06	1,56	0,65	0,72	0,71
Resultat per aktie efter utspädning, SEK	1,06	1,56	0,65	0,71	0,70
Eget kapital per aktie före utspädning vid periodens slut, SEK	5,10	5,64	4,79	4,85	4,66
Eget kapital per aktie efter utspädning vid periodens slut, SEK	5,10	5,64	4,79	5,03	4,85
Kassaflöde per aktie före utspädning vid periodens slut, SEK	1,35	2,58	2,89	-1,13	2,06
Kassaflöde per aktie efter utspädning vid periodens slut, SEK	1,35	2,58	2,89	-1,12	2,05

DEFINITIONER NYCKELTAL

Rörelsemarginal
Rörelseresultatet i procent av nettoomsättningen.

Vinstmarginal
Resultatet efter finansiella poster i procent av nettoomsättningen.

Genomsnittligt eget kapital
Genomsnitt av periodens ingående och utgående balans för eget kapital.

Avkastning på eget kapital
Periodens resultat i procent av genomsnittligt eget kapital.

Soliditet
Eget kapital i procent av balansomslutningen.

Omsättning per anställd
Omsättningen dividerad med medelantalet heltidsanställda.

RESULTATRÄKNING

Belopp i KSEK	Not	Koncern 2016	Koncern 2015	Moderbolag 2016	Moderbolag 2015
Rörelsens intäkter					
Nettoomsättning	2	1 190 676	1 288 011	5 821	9 685
		1 190 676	**1 288 011**	**5 821**	**9 685**
Rörelsens kostnader					
Övriga externa kostnader	3,4	-42 455	-43 044	-2 546	-2 814
Personalkostnader	5,6	-1 119 387	-1 202 534	-4 436	-6 871
Av- och nedskrivningar av anläggningstillgångar	9,10,11	-5 688	-1 898	-	-
Rörelseresultat		**23 146**	**40 535**	**-1 161**	**0**
Resultat från finansiella investeringar					
Resultat från andelar i koncernföretag	12	-	-	12 307	193
Ränteintäkter	7	3 222	440	1 334	1 264
Räntekostnader och liknande resultatposter	7	-238	-2 987	0	0
Resultat efter finansiella poster		**26 130**	**37 988**	**12 480**	**1 457**
Skatt på årets resultat	8	-7 692	-10 988	-3 788	-1 186
ÅRETS RESULTAT		**18 438**	**27 000**	**8 692**	**271**
Moderbolagets aktieägare		18 438	27 000	8 692	271
Innehav utan bestämmande inflytande		-	-	-	-
Resultat per aktie före utspädning, SEK	22	1,06	1,56		
Resultat per aktie efter utspädning, SEK	22	1,06	1,56		

RAPPORT ÖVER TOTALRESULTAT

Belopp i KSEK	Koncern 2016	Koncern 2015	Moderbolag 2016	Moderbolag 2015
Årets resultat	**18 438**	**27 000**	**8 692**	**271**
Övrigt totalresultat				
Poster som kan komma att omklassificeras till resultatet				
Omräkningsdifferenser	-1 729	1 647	-	-
Skatt hänförligt till komponenter i övrigt totalresultat	-	-	-	-
Summa övrigt totalresultat för året, netto efter skatt	**-1 729**	**1 647**	**0**	**0**
Summa totalresultat för året	**16 709**	**28 647**	**8 692**	**271**
Moderbolagets aktieägare	16 709	28 647	8 692	271
Innehav utan bestämmande inflytande	-	-	-	-

BALANSRÄKNING

		Koncern		Moderbolag	
Belopp i KSEK	**Not**	**2016-12-31**	**2015-12-31**	**2016-12-31**	**2015-12-31**
TILLGÅNGAR					
Anläggningstillgångar					
Immateriella anläggningstillgångar					
Goodwill	9	0	2 870	-	-
Övriga immateriella anläggningstillgångar	10	0	2 214	-	-
		0	**5 084**	**-**	**-**
Materiella anläggningstillgångar					
Inventarier	11	674	1 083	-	-
		674	**1 083**	**-**	**-**
Finansiella och övriga anläggningstillgångar					
Andelar i koncernföretag	12	-	-	14 883	14 883
Fordringar hos koncernföretag	13	-	-	33 000	32 500
Uppskjutna skattefordringar	8	328	451	-	-
		328	**451**	**47 883**	**47 383**
Summa anläggningstillgångar		**1 002**	**6 618**	**47 883**	**47 383**
Omsättningstillgångar					
Kortfristiga fordringar					
Kundfordringar	14	175 260	191 316	-	-
Fordringar hos koncernföretag	13	-	-	4 935	3 617
Skattefordringar		421	7 558	102	8 381
Övriga fordringar		861	806	0	0
Förutbetalda kostnader och upplupna intäkter	15	85 190	78 437	48	73
		261 732	**278 117**	**5 085**	**12 071**
Likvida medel	16	44 972	46 593	-	-
Kassa och bank	16	-	-	944	9 710
Summa omsättningstillgångar		**306 704**	**324 710**	**6 029**	**21 781**
SUMMA TILLGÅNGAR		**307 706**	**331 328**	**53 912**	**69 164**

BALANSRÄKNING (forts)

Belopp i KSEK	Not	Koncern 2016-12-31	Koncern 2015-12-31	Moderbolag 2016-12-31	Moderbolag 2015-12-31
EGET KAPITAL OCH SKULDER					
Eget kapital	23				
Bundet eget kapital					
Aktiekapital		3 472	3 472	3 472	3 472
Övrigt tillskjutet kapital		39 524	39 524	-	-
				3 472	**3 472**
Fritt eget kapital	17				
Omräkningsreserver		418	2 147	-	-
Balanserade vinstmedel inkl årets totalresultat		45 192	52 804	-	-
Överkursfond		-	-	9 344	9 351
Balanserade vinstmedel		-	-	23 387	49 158
Årets resultat		-	-	8 692	271
				41 423	**58 780**
Eget kapital hänförligt till Uniflex aktieägare		**88 606**	**97 947**	**44 895**	**62 252**
Innehav utan bestämmande inflytande		-	-	-	-
Summa eget kapital		**88 606**	**97 947**	**44 895**	**62 252**
Kortfristiga skulder					
Skulder till kreditinstitut	18,21	-	-	-	-
Leverantörsskulder	18	4 138	6 221	34	82
Skulder till koncernföretag	13	-	-	7 639	3 752
Övriga kortfristiga skulder	19	69 738	69 291	328	571
Upplupna kostnader och förutbetalda intäkter	20	145 224	157 869	1 016	2 507
Summa kortfristiga skulder		**219 100**	**233 381**	**9 017**	**6 912**
SUMMA EGET KAPITAL OCH SKULDER		**307 706**	**331 328**	**53 912**	**69 164**
POSTER INOM LINJEN					
Ställda säkerheter	21				
Ansvarsförbindelser	21				

KASSAFLÖDESANALYS

		Koncern		Moderbolag	
Belopp i KSEK	**Not**	**2016**	**2015**	**2016**	**2015**
Den löpande verksamheten					
Rörelseresultat		23 146	40 535	-1 161	0
Avskrivningar och nedskrivningar	1,10,11	5 688	1 898	-	-
		28 834	**42 433**	**-1 161**	**0**
Erhållen ränta	7	1 118	436	1 334	1 264
Erlagd ränta	7	-611	-579	0	0
Betald skatt		-861	-17 131	4 491	-2 904
Kassaflöde från den löpande verksamheten före förändringar av rörelsekapital		**28 480**	**25 159**	**4 664**	**-1 640**
Förändringar i rörelsekapital					
Förändring av kortfristiga fordringar		5 543	20 903	15 207	22 458
Förändring av kortfristiga skulder		-10 705	-1 116	2 106	5 500
Kassaflöde från den löpande verksamheten		**23 318**	**44 946**	**21 977**	**26 318**
Investeringsverksamheten					
Förvärv av dotterbolag	12	-	-	-4 693	-2 807
Förvärv av materiella anläggningstillgångar	11	-	-	-	-
Kassaflöde från investeringsverksamheten		**0**	**0**	**-4 693**	**-2 807**
Finansieringsverksamheten					
Utbetald utdelning	17	-26 043	-13 890	-26 043	-13 890
Återköp av optioner		-7	-	-7	-
Erhållen premie för utgivna optioner		-	86	-	86
Förändring av checkräkningskredit	18	-	-	-	-
Kassaflöde från finansieringsverksamheten		**-26 050**	**-13 804**	**-26 050**	**-13 804**
Årets kassaflöde		**-2 732**	**31 142**	**-8 766**	**9 707**
Likvida medel vid årets början		46 593	16 584	9 710	3
Omräkningsdifferens i likvida medel		1 111	-1 133	-	-
Likvida medel vid årets slut	16	44 972	46 593	944	9 710

FÖRÄNDRING I EGET KAPITAL

Koncern Belopp i KSEK	Aktiekapital	Övrigt tillskjutet kapital	Omräknings-reserv	Balanserade vinstmedel	Summa	Innehav utan bestämmande inflytande	Totalt eget kapital
Ingående balans per den 1 januari 2015	**3 472**	**39 524**	**500**	**39 608**	**83 104**	**0**	**83 104**
Årets resultat	–	–	–	27 000	27 000	–	27 000
Omräkningsdifferenser	–	–	1 647	–	1 647	–	1 647
Summa totalresultat för året	**–**	**–**	**1 647**	**27 000**	**28 647**	**0**	**28 647**
Transaktioner med ägare							
Erhållen premie för utgivna optioner	–	–	–	86	86	–	86
Utdelning	–	–	–	-13 890	-13 890	–	-13 890
Utgående balans per den 31 december 2015	**3 472**	**39 524**	**2 147**	**52 804**	**97 947**	**0**	**97 947**
Ingående balans per den 1 januari 2016	**3 472**	**39 524**	**2 147**	**52 804**	**97 947**	**0**	**97 947**
Årets resultat	–	–	–	18 438	18 438	–	18 438
Omräkningsdifferenser	–	–	-1 729	–	-1 729	–	-1 729
Summa totalresultat för året	**–**	**–**	**-1 729**	**18 438**	**16 709**	**0**	**16 709**
Transaktioner med ägare							
Återköp av optioner	–	–	–	-7	-7	–	-7
Utdelning	–	–	–	-26 043	-26 043	–	-26 043
Utgående balans per den 31 december 2016	**3 472**	**39 524**	**418**	**45 192**	**88 606**	**0**	**88 606**

Moderbolag Belopp i KSEK	Aktiekapital	Överkursfond	Balanserade vinstmedel	Totalt eget kapital
Ingående balans per den 1 januari 2015	**3 472**	**9 265**	**63 048**	**75 785**
Utdelning	–	–	-13 890	-13 890
Erhållen premie för utgivna optioner	–	86	–	86
Årets resultat	–	–	271	271
Utgående balans per den 31 december 2015	**3 472**	**9 351**	**49 429**	**62 252**
Utdelning	–	–	-26 043	-26 043
Erhållen premie för utgivna optioner	–	-7	–	-7
Årets resultat	–	–	8 692	8 692
Utgående balans per den 31 december 2016	**3 472**	**9 344**	**32 079**	**44 895**

Ingående och utgående antal aktier uppgick till 17 361 690 med kvotvärde 0,20 SEK per aktie fördelat på 4 023 815 A-aktier med röstvärde 1 och 13 337 875 B-aktier med röstvärde 1/5. Det totala antalet röster i bolaget uppgår till 6 691 390.

[NOT 1] Redovisnings- och värderingsprinciper

KONCERNEN

Koncernredovisningen har upprättats i enlighet med International Financial Reporting Standards (IFRS) inklusive International Accounting Standards (IAS) och tolkningar utgivna av International Reporting Interpretations Committee (IFRIC) som gäller 31 december 2016 och som har godkänts av EG-kommissionen för tillämpning inom EU. Koncernen tillämpar även Rådet för finansiell rapporterings rekommendation RFR 1 Kompletterande redovisningsregler för koncerner vilken specificerar de tillägg till IFRS upplysningar som krävs enligt bestämmelserna i Årsredovisningslagen. Tillgångar och skulder är redovisade till historiska anskaffningsvärden, förutom vissa finansiella tillgångar och skulder som värderas till verkligt värde. Med undantag för nedan beskrivna nyheter är samtliga tillämpade redovisningsprinciper oförändrade jämfört med år 2015.

Nyheter avseende redovisningsprinciper

Under 2016 har inga nya redovisningsprinciper, standarder eller tolkningar trätt i kraft som haft någon väsentlig effekt på koncernens eller moderbolagets finansiella ställning eller resultat.

Upplysning om kommande standarder

Per dagen för godkännandet av dessa finansiella rapporter har vissa nya standarder, ändringar och tolkningar av befintliga standarder publicerats av IASB. Dessa har ännu inte trätt i kraft och har inte tillämpats i förtid av Koncernen. Koncernledningen förutser att alla relevanta uttalanden kommer att införas i Koncernens redovisningsprinciper under den första redovisningsperiod som börjar efter det datum uttalandet träder i kraft. Information om nya standarder, ändringar och tolkningar som väntas vara relevanta för Koncernens finansiella rapporter ges nedan. Vissa andra nya standarder och tolkningar har utfärdats men förväntas inte ha någon väsentlig inverkan på Koncernens finansiella rapporter.

IFRS 15 Intäkter från avtal med kunder

IFRS 15 inför nya krav för intäktsredovisningen och ersätter IAS 18 Intäkter, IAS 11 Entreprenadavtal och flera inkomstrelaterade tolkningar. Den nya standarden inför en kontrollbaserad redovisningsmodell för intäkterna och ger en mer detaljerad vägledning inom många områden som tidigare inte framgått av gällande IFRS, bland annat redovisning av överenskommelser med flera prestationsåtaganden, rörlig prissättning, kundens returrätt, återköpsrätt mot leverantör, och andra vanliga komplikationer ska ske. Uniflex intäkter omfattar till övervägande del försäljning av tjänster på löpande räkning och redovisningen enligt nuvarande principer överensstämmer med IFRS 15, varför övergången inte bedöms ge några väsentliga effekter förutom vad gäller utökade upplysningskrav. Den nya standarden tillämpas för räkenskapsår som påbörjas den 1 januari 2018 eller senare.

IFRS 9 Finansiella instrument

IFRS 9 Finansiella instrument kommer att ersätta IAS 39 Finansiella instrument: redovisning och värdering. Den nya standarden innebär förändringar i IAS 39:s vägledning för klassificering och värdering av finansiella tillgångar samt inför en ny modell med förväntade kreditförluster för nedskrivning av finansiella tillgångar. IFRS 9 ger också nya riktlinjer för tillämpningen av säkringsredovisning. Uniflex har påbörjat bedömningen av effekterna av IFRS 9 men ser i dagsläget inte att den kommer att få någon större påverkan på de finansiella rapporterna. Den nya standarden tillämpas för räkenskapsår som påbörjas den 1 januari 2018 eller senare.

IFRS 16 Leasingavtal

IFRS 16 Leasingavtal kommer att ersätta IAS 17. För leasetagare försvinner klassificeringen enligt IAS 17 i operationell och finansiell leasing och ersätts med en modell där tillgångar och skulder för alla leasingavtal ska redovisas i balansräkningen. Undantag för redovisning i balansräkningen finns för leasingkontrakt av mindre värde samt kontrakt som har en löptid på högst 12 månader. I resultaträkningen ska avskrivningar redovisas separat från räntekostnader hänförliga till leasingskulden. De upplysningar som lämnas i not 4 om operationella leasingavtal ger en indikation på typen och omfattningen av bolagets nuvarande leasingavtal. En fullständig översyn av samtliga avtal har påbörjats för att bedöma om det finns ytterligare avtal som blir leasingavtal enligt IFRS 16's nya definition. Analysen av hur de finansiella rapporterna beloppsmässigt kommer att påverkas fortsätter under år 2017 och framåt. Val av övergångsmetod har ännu inte gjorts. IFRS 16 ska tillämpas från och med 1 januari 2019. Standarden är ännu ej godkänd av EU.

Koncernredovisning

Koncernredovisningen omfattar moderbolaget Uniflex AB och de företag över vilka moderbolaget direkt eller indirekt har ett bestämmande inflytande. Med bestämmande inflytande avses företag i vilka Uniflex har rätten att utforma finansiella och operativa strategier. Vanligtvis uppnås detta genom att ägar- och rösträttsandelen överstiger 50 procent. Förekomsten och effekten av potentiella rösträtter som för närvarande är möjliga att utnyttja eller konvertera beaktas vid bedömningen om koncernen kan utöva ett bestämmande inflytande över ett annat företag. Dotterföretag medtas i koncernredovisningen från och med den tidpunkt då bestämmande inflytande uppnås och de ingår inte i koncernredovisningen från och med den tidpunkt då det bestämmande inflytandet upphör.

Koncernredovisningen har upprättats enligt förvärvsmetoden, vilket innebär att moderföretagets redovisade värde på aktier i dotterföretag har eliminerats mot eget kapital inklusive kapitalandelen av obeskattade reserver i respektive koncernföretag. Vid behov justeras dotterföretagens redovisning för att denna skall följa samma principer som tillämpas av övriga koncernföretag. Samtliga interna transaktioner mellan koncernföretagen samt koncernmellanhavanden elimineras när koncernredovisningen upprättas.

Det koncernmässiga anskaffningsvärdet för dotterföretag fastställs genom en förvärvsanalys i anslutning till förvärvet. I analysen fastställs dels anskaffningsvärdet för andelarna, dels det verkliga värdet av de identifierbara förvärvade tillgångarna och övertagna skulderna per förvärvstidpunkten. Ersättningen för att erhålla bestämmande inflytande utgörs av summan av de verkliga värdena per förvärvsdagen för överlåtna tillgångar och uppkomna eller övertagna skulder. I anskaffningsvärdet ingår även verkligt värde på alla tillgångar och skulder som är en följd av en överenskommelse om villkorad köpeskilling. Förvärvsrelaterade utgifter redovisas i resultatet när de uppstår.

Omräkning av transaktioner i utländsk valuta

Moderbolagets funktionella valuta tillika rapporteringsvaluta är svenska kronor. Koncernbolagen rapporterar i sina respektive funktionella valutor, vilket för Uniflex vidkommande innebär den officiella valutan i det landet där verksamheten bedrivs. De utländska dotterbolagens tillgångar och skulder omräknas till svenska kronor baserat på balansdagens kurs och posterna i resultaträkningen omräknas till årets genomsnittskurs. Poster ingående i det egna kapitalet omräknas till historiska kurser. De omräkningsdifferenser som uppstår vid omräkning av balansräkningen förs mot övrigt totalresultat.

Finansiella tillgångar och skulder

Koncernen klassificerar sina finansiella instrument i kategorierna Finansiella tillgångar till verkligt värde via resultaträkningen, Låne- och kundfordringar samt Andra finansiella skulder. Finansiella instrument som redovisas i balansräkningen inkluderar på tillgångssidan kassa och bank, kundfordringar, övriga fordringar och interimsfordringar. På skuldsidan återfinns leverantörsskulder, övriga skulder och interimsskulder.

Finansiella instrument som inte är derivat redovisas initialt till anskaffningsvärde motsvarande instrumentets verkliga värde med tillägg för transaktionskostnader för alla finansiella instrument förutom avseende de som tillhör kategorin finansiella tillgångar som redovisats till verkligt värde via resultaträkningen, vilka redovisas exklusive transaktionskostnader. De finansiella instrumenten klassificeras vid första redovisningen utifrån i vilket syfte instrumentet förvärvades. Klassificeringen avgör hur det finansiella instrumentet värderas efter första redovisningstillfället såsom beskrivs nedan.

Likvida medel

I likvida medel ingår kassa och banktillgodohavanden. Tillgodohavanden under kassa och bank redovisas till dess nominella belopp.

Kundfordringar

Kundfordringar kategoriseras som "Lånefordringar och kundfordringar". Dess förväntade löptid är kort, varför värdet redovisas till nominellt belopp utan diskontering enligt metoden för upplupet anskaffningsvärde. Kundfordringar redovisas netto efter reservering för befarade kundförluster. En reservering för befarade kundförluster på kundfordringar görs när det finns objektiva grunder att anta att koncernen inte kommer att kunna erhålla alla belopp som är förfallna enligt fordringarnas ursprungliga villkor. De faktorer som beaktas då beslut om värdereglering av kundfordringar skall tas avser främst motpartens förmåga till betalning, om motparten gått i konkurs etc. Reserveringens storlek utgörs av skillnaden mellan tillgångens redovisade värde och värdet av bedömda framtida kassaflöden. Det reserverade beloppet redovisas i resultaträkningen.

Upplupna arvodesintäkter

Upplupna arvodesintäkter avser intäkter som per balansdagen ännu inte fakturerats kund. De upplupna arvodesintäkterna värderas till det belopp varmed de beräknas inkomma.

Leverantörsskulder

Leverantörsskulder kategoriseras som "Övriga finansiella skulder". Dess förväntade löptid är kort, varför skulden redovisats till nominellt belopp utan diskontering enligt metoden för upplupet anskaffningsvärde.

Rapportering för rörelsesegment

Uniflexkoncernens segmentsinformation presenteras utifrån företagsledningens perspektiv och rörelsesegment identifieras utifrån den interna rapporteringen till företagets högsta verkställande beslutsfattare. Koncernen har identifierat koncernens VD som dess högste verkställande beslutsfattare och den interna rapporteringen som används av VD för att följa upp verksamheten och fatta beslut om resursfördelning ligger till grund för den segmentsinformation som presenteras. Uniflex rörelsesegment är geografiska områden och från och med 2013 uppdelat på länderna Sverige, Norge, Finland och Tyskland.

Uniflex interna rapportering och uppföljning sker idag primärt på företagsnivå och omfattar främst omsättning, rörelseresultat och rörelsemarginal. Den ekonomiska rapporteringen till styrelsen sker också endast på företagsnivå. För att affärsområdeschefer, regionchefer och marknadsområdeschefer skall kunna följa upp sin respektive verksamhet sker dock även en rapportering av omsättning och resultat på kontorsnivå.

Koncernen tillämpar marknadsbaserade ersättningar mellan rörelsesegmenten för utförda tjänster. Kostnader för koncernfunktioner samt koncernstaber förs via självkostnadsbaserade internpriser till rörelsesegmenten.

Intäktsredovisning

Uniflex intäkter omfattar nästan till uteslutande del försäljning av tjänster på löpande räkning inom områdena personaluthyrning, rekrytering och outsourcing. Intäkterna värderas till det verkliga värdet av vad som erhållits eller kommer att erhållas och redovisas i den period då tjänsten utförs och levereras. Eventuella rabatter, vilka i princip är försumbara, redovisas som en minskning av intäkterna.

Ränteintäkter periodiseras över löptiden med tillämpning av effektivräntemetoden.

Leasing

Ett finansiellt leasingavtal är ett avtal enligt vilket de ekonomiska risker och fördelar som förknippas med ägandet av ett objekt i allt väsentligt överförs från leasegivaren till leasetagaren. De leasingavtal som inte är finansiella klassificeras som operationella. För närvarande har Uniflex endast tecknat operationella leasingavtal. Leasingavgifter som erläggs under operationella leasingavtal redovisas som en kostnad linjärt över leasingperioden såvida inte ett annat systematiskt sätt bättre speglar Uniflex nyttjande av den leasade tillgången.

Ersättningar till anställda

Koncernen har både avgifts- och förmånsbestämda pensionsplaner. En förmånsbestämd pensionsplan är en pensionsplan som garanterar det belopp den anställde erhåller som pensionsförmån vid pensionering, vanligen baserat på ett flertal olika faktorer, exempelvis lön, ålder och tjänstgöringstid. En avgiftsbestämd pensionsplan är en pensionsplan där koncernen efter att ha betalt sin pensionspremie till en separat juridisk enhet fullföljt sitt åtagande gentemot den anställde.

Avgiftsbestämda pensionsplaner redovisas som en kostnad i den period som erlagda premier är hänförbara till.

För tjänstemän i Sverige tryggas ITP 2-planens förmånsbestämda pensionsåtaganden för ålders- och familjepension genom en försäkring i Alecta. Enligt ett uttalande från Rådet för finansiell rapportering, UFR 3 *Klassificering av ITP-planer som finansieras genom försäkring i Alecta*, är detta en förmånsbestämd plan som omfattar flera arbetsgivare. För räkenskapsåret 2016 har bolaget inte haft tillgång till information för att kunna redovisa sin proportionella andel av planens förpliktelser, förvaltningstillgångar och kostnader vilket medfört att planen inte varit möjlig att redovisa som en förmånsbestämd plan. Pensionsplanen ITP 2 som tryggas genom en försäkring i Alecta redovisas därför som en avgiftsbestämd plan i enlighet med IAS 19.34.

Uniflex har ställt ut teckningsoptioner till VD och koncernledning som ger innehavaren rätt att teckna nya aktier i Uniflex. Innehavaren av teckningsoptionerna har erlagt marknadsmässig ersättning för optionerna enligt Black & Scholes modell varför inga kostnader för optionsprogrammet har redovisats. De erhållna premierna har redovisats som en ökning av eget kapital.

Ersättningar vid uppsägning kan utgå när en anställd blivit uppsagd före utgången av normal pensionstidpunkt eller då en anställd accepterar en frivillig avgång. Koncernen redovisar en skuld och en kostnad i samband med en uppsägning då Uniflex bevisligen är förpliktigat att antingen säga upp den anställde före den normala tidpunkten för anställningens upphörande eller på frivillig basis lämna ersättningar för att uppmuntra för tidig avgång.

Uniflex redovisar en skuld och kostnad för bonus när det finns en legal eller informell förpliktelse på grund av tidigare praxis att betala ut bonus till anställda.

Semesterlöneskuld

Semesterlöneskuld avser den av personalen intjänade men ännu inte uttagna semestern med tillägg för de per balansdagen gällande sociala avgifterna.

Skatt

Koncernens totala skattekostnad utgörs av aktuell skatt och uppskjuten skatt. Aktuell skatt är skatt som ska betalas eller erhållas avseende aktuellt år samt justeringar av tidigare års aktuella skatt. Uppskjuten skatt beräknas på skillnaden mellan redovisade och skattemässiga värden på företagets tillgångar och skulder. Uppskjuten skatt redovisas enligt den s.k. balansräkningsmetoden. Uppskjutna skatteskulder redovisas i princip för alla skattepliktiga temporära skillnader medan uppskjutna skattefordringar redovisas i den utsträckning det är sannolikt att beloppen kan utnyttjas mot framtida skattepliktiga överskott.

Det redovisade värdet på uppskjutna skattefordringar prövas vid varje bokslutstillfälle och reduceras till den del det inte längre är sannolikt att tillräckliga skattepliktiga överskott kommer att finnas tillgängliga för att helt eller delvis utnyttjas mot den uppskjutna skattefordran.

Uppskjuten skatt beräknas enligt de skattesatser som förväntas gälla för den period då tillgången återvinns eller skulden regleras. Uppskjuten skatt redovisas som intäkt eller kostnad i resultaträkningen, utom i de fall den avser transaktioner eller händelser som redovisats direkt mot eget kapital. Då redovisas även den uppskjutna skatten direkt mot eget kapital.

Uppskjutna skattefordringar och skatteskulder kvittas då de hänför sig till inkomstskatt som debiteras av samma myndighet och då koncernen har för avsikt att reglera skatten med ett nettobelopp.

Goodwill

Goodwill värderas till anskaffningsvärde minskat med eventuella ackumulerade nedskrivningar. Goodwill fördelas till kassagenererande enheter och prövas minst årligen för nedskrivningsbehov.

Övriga immateriella anläggningstillgångar

Övriga immateriella anläggningstillgångar utgörs av kundkontrakt, varumärken och programvara i samband med företagsförvärv. Övriga immateriella anläggningstillgångar redovisas som tillgång i balansräkningen om det är sannolikt att framtida ekonomiska fördelar kommer att komma bolaget till del och anskaffningsvärdet för tillgången kan beräknas på ett tillförlitligt sätt. Övriga immateriella anläggningstillgångar redovisas till anskaffningsvärdet med avdrag för ackumulerade avskrivningar och eventuella nedskrivningar. Avskrivningar redovisas som kostnad så att tillgångens värde skrivs av linjärt över dess beräknade nyttjandeperiod.

Följande procentsatser har tillämpats:
Övriga immateriella anläggningstillgångar 20 procent

Materiella anläggningstillgångar

Materiella anläggningstillgångar redovisas som tillgång i balansräkningen om det är sannolikt att framtida ekonomiska fördelar kommer att komma bolaget till del och anskaffningsvärdet för tillgången kan beräknas på ett tillförlitligt sätt. Materiella anläggningstillgångar, bestående företrädesvis av inventarier och datorer, redovisas till anskaffningsvärdet med avdrag för ackumulerade avskrivningar och eventuella nedskrivningar. Avskrivningar redovisas som kostnad så att tillgångens värde skrivs av linjärt över dess beräknade nyttjandeperiod.

Följande procentsatser har tillämpats:
Inventarier 20 procent
Datorer 20–33 procent

Nedskrivningar

Vid varje rapporttillfälle görs en bedömning av om det föreligger någon indikation på en värdeminskning avseende koncernens tillgångar. Om så är fallet sker en beräkning av tillgångens återvinningsvärde. Återvinningsvärdet utgörs av det högsta av nyttjandevärdet av tillgången i verksamheten och det värde som skulle erhållas om tillgången avyttrades till en oberoende part, nettoförsäljningsvärdet. Nyttjandevärdet utgörs av nuvärdet av samtliga in- och utbetalningar som är hänförliga till tillgången under den period den förväntas nyttjas i verksamheten med tillägg av nuvärdet av nettoförsäljningsvärdet vid nyttjandeperiodens slut. Om det beräknade återvinningsvärdet understiger det redovisade värdet görs en nedskrivning till tillgångens återvinningsvärde.

En nedskrivning redovisas i resultaträkningen. Gjorda nedskrivningar återförs om förändringar skett i de antaganden som ledde fram till den ursprungliga nedskrivningen som gör att nedskrivningen inte längre är motiverad. Återföring av gjord nedskrivning görs inte så att det redovisade värdet överstiger vad som skulle ha redovisats, efter avdrag för planenliga avskrivningar, om någon nedskrivning inte gjorts. En återföring av gjorda nedskrivningar redovisas i resultaträkningen. Nedskrivning av goodwill återförs inte.

Aktiekapital

Stamaktier klassificeras som aktiekapital. Eventuella transaktionskostnader i samband med en nyemission redovisas som en avdragspost, netto efter skatt, från erhållen emissionslikvid.

Lån

Övriga skulder (lån) redovisas initialt till verkligt värde netto efter transaktionskostnader (erhållet belopp). Därefter redovisas lån till upplupet anskaffningsvärde enligt effektivräntemetoden. Långfristiga skulder har en förväntad löptid längre än ett år medan kortfristiga har en löptid kortare än ett år.

Avsättningar

Avsättningar för rättsliga krav eller andra krav från extern motpart redovisas när koncernen har en legal eller informell förpliktelse till följd av en tidigare inträffad händelse och om det är troligt att ett utflöde av resurser krävs för att reglera åtagandet samt om en tillförlitlig uppskattning av beloppet kan göras.

Kassaflödesanalys

Kassaflödesanalys

Kassaflödesanalysen har upprättats enligt indirekt metod. Det redovisade kassaflödet omfattar endast transaktioner som medför in- och utbetalningar.

MODERFÖRETAGET

Årsredovisningen för moderföretaget har upprättats enligt Årsredovisningslagen, Rådet för finansiell rapporterings rekommendation 2 (RFR 2) Redovisning för juridiska personer och uttalanden från Rådet för finansiell rapportering. RFR 2 innebär att moderföretaget i årsredovisningen för den juridiska personen skall tillämpa samtliga av EU godkända IFRS och uttalanden så långt detta är möjligt inom ramen för Årsredovisningslagen och Tryggandelagen och med hänsyn till sambandet mellan redovisning och beskattning. Rekommendationen anger vilka undantag och tillägg som skall göras från IFRS. Skillnaderna mellan koncernens och moderföretagets redovisningsprinciper framgår nedan.

Andelar i koncernföretag

Andelar i koncernföretag redovisas enligt anskaffningsvärdemetoden. Prövning för nedskrivning av andelarnas värde görs när en indikation finns på att värdet minskat. I de fall värdet har minskat sker nedskrivning till koncernmässigt värde. Alla erhållna utdelningar redovisas i resultaträkningen inom Resultat från andelar i koncernföretag.

Redovisning av koncernbidrag

Moderföretaget redovisar erhållet koncernbidrag, som kan jämställas med utdelning, som en finansiell intäkt i resultaträkningen, i enlighet med RFR 2 Redovisning för juridiska personer.

Likvida medel

Moderbolaget särskiljer likvida medel och rapporterar dessa som Kassa och Bank samt kortfristiga placeringar.

[NOT 2] Segmentredovisning

Koncernen är organiserad i fyra geografiska områden som motsvarar länderna Sverige, Norge, Finland och Tyskland, vilka utgör koncernens fyra rörelsesegment.

	2016					
Intäkter	**Sverige**	**Norge**	**Finland**	**Tyskland**	**Elimineringar**	**Koncernen**
Extern försäljning	1 047 557	86 636	21 091	35 392	-	1 190 676
Intern försäljning	6 276	-	-	-	-6 276	-
Summa intäkter	**1 053 833**	**86 636**	**21 091**	**35 392**	**-6 276**	**1 190 676**
Resultat						
Rörelseresultat	28 912	275	459	-6 492	-8	23 146
Finansnetto	1 430	1 388	108	58	-	2 984
Årets skatt	-7 692	-	-	-	-	-7 692
Årets resultat	**22 650**	**1 663**	**567**	**-6 434**	**-8**	**18 438**
Övriga upplysningar						
Tillgångar	301 518	30 020	5 974	8 173	-37 979	307 706
Skulder	189 832	43 681	10 956	12 610	-37 979	219 100
Anläggningstillgångar	0	6	0	668	-	674
Investeringar	0	0	0	0	-	0
Avskrivningar	2 884	19	0	2 785	-	5 688

	2015					
Intäkter	**Sverige**	**Norge**	**Finland**	**Tyskland**	**Elimineringar**	**Koncernen**
Extern försäljning	1 157 020	79 329	14 742	36 920	-	1 288 011
Intern försäljning	10 214	-	-	-	-10 214	-
Summa intäkter	**1 167 234**	**79 329**	**14 742**	**36 920**	**-10 214**	**1 288 011**
Resultat						
Rörelseresultat	47 144	-245	-294	-5 936	-134	40 535
Finansnetto	1 296	-2 636	-506	-692	-9	-2 547
Årets skatt	-10 988	-	-	-	-	-10 988
Årets resultat	**37 452**	**-2 881**	**-800**	**-6 628**	**-143**	**27 000**
Övriga upplysningar						
Tillgångar	327 474	23 930	4 930	11 121	-36 127	331 328
Skulder	207 681	37 874	10 234	13 719	-36 127	233 381
Anläggningstillgångar	3 336	23	0	3 259	-	6 618
Investeringar	0	0	0	0	-	0
Avskrivningar och nedskrivningar	54	41	0	1 696	-	1 791

Omsättning per yrkesområde

Uniflex mäter även omsättningen uppdelat på arbetare och tjänstemän. Av omsättningen 2016 kom 61 procent (65) från arbetarsidan och 39 procent (35) från tjänstemannasidan.

Information om större kunder

Uniflex har ingen kund från vilka intäkterna 2016 utgör tio procent eller mer av koncernens intäkter. Intäkterna från Kund A utgör ca 9 procent (10) av koncernens intäkter. Kunden tillhör segment Sverige.

[NOT 3] Arvode till revisorer

	Koncern		Moderbolag	
	2016	2015	2016	2015
Grant Thornton				
Revisionsuppdraget	394	447	130	132
Skatterådgivning	40	172	30	164
Övriga tjänster	9	38	0	35
Summa	**443**	**657**	**160**	**331**

Med revisionsuppdrag avses revisorns ersättning för den lagstadgade revisionen. Arbetet innefattar granskningen av årsredovisningen och bokföringen, styrelsens och verkställande direktörens förvaltning samt arvode för revisionsrådgivning som lämnats i samband med revisionsuppdraget.

[NOT 4] Operationella leasingavtal

Årets kostnad för operationella leasingavtal i koncernen uppgår till 15 541 KSEK (16 903), varav 10 091 KSEK (10 405) avser lokalhyror. De mest väsentliga leasingavtalen avser hyra av lokaler för verksamheten. Avtalen löper normalt på mellan ett och tre år och kan förlängas vid utgången av hyresperioden. Avtalen har normala indexklausuler och några villkor om att förvärva objekten föreligger ej. Moderbolaget har inga operationella leasingavtal. Framtida leasingavgifter avseende operationella leasingavtal i koncernen gällande lokaler, kontorsmaskiner och bilar fördelar sig enligt följande:

Inom ett år	10 578
Mellan ett år och fem år	8 427
Senare än fem år	-
Summa	**19 005**

[NOT 5] Personal

	2016		2015	
Medeltal anställda	**Antal anställda**	**Varav antal män**	**Antal anställda**	**Varav antal män**
Moderbolaget				
Sverige	1	1	1	1
Totalt i moderbolaget	**1**	**1**	**1**	**1**
Dotterföretag				
Sverige	2 185	1 421	2 497	1 683
Norge	162	143	136	118
Finland	53	27	41	21
Tyskland	95	68	134	89
Totalt i dotterföretag	**2 495**	**1 659**	**2 808**	**1 911**
Totalt i koncernen	**2 496**	**1 660**	**2 809**	**1 912**

[NOT 5 forts]

Fördelning ledande befattningshavare per balansdagen	Koncern 2016-12-31	Koncern 2015-12-31	Moderbolag 2016-12-31	Moderbolag 2015-12-31
Kvinnor:				
Styrelseledamöter	3	2	3	2
andra personer i företagets ledning inkl VD	1	1	0	0
Män:				
Styrelseledamöter	2	2	2	2
andra personer i företagets ledning inkl VD	8	8	1	1
Totalt	**14**	**13**	**6**	**5**

Löner, ersättningar m m	2016 Löner och andra ersättningar	2016 Soc. kostnader (varav pensions-kostnader)	2015 Löner och andra ersättningar	2015 Soc. kostnader (varav pensions-kostnader)
Moderbolaget	4 403	2 100	5 352	2 304
(varav pensionskostnader)		(620)		(573)
Dotterföretag	836 437	270 490	923 251	257 004
(varav pensionskostnader)		(31 360)		(32 036)
Totalt i koncernen	**840 840**	**272 590**	**928 603**	**259 308**
(varav pensionskostnader)		**(31 980)**		**(32 609)**

Pensioner

Koncernen har olika pensionsplaner. Pensionsplanerna finansieras genom betalningar till försäkringsbolag. I Norge, Finland och Tyskland är koncernens samtliga pensionsplaner avgiftsbestämda.

Avgiftsbestämda pensionsplaner i Sverige

För arbetare är framtida pensioner FORA, vilket utgör en avgiftsbestämd pensionsplan enligt vilken koncernen betalar fasta avgifter till en separat juridisk enhet. Koncernen har inte några rättsliga eller informella förpliktelser att betala ytterligare pensionsmedel om FORA inte har tillräckliga tillgångar för att betala alla ersättningar till anställda avseende innevarande eller tidigare perioder.

För tjänstemän födda 1979 eller senare har från första juli 2007 den nya ITP-planen trätt i kraft som ändrar pensioner från att vara förmånsbestämda till att vara avgiftsbestämda.

För ett fåtal medarbetare inom koncernen har s.k. tiotaggarlösningar tecknats med separata försäkringsföretag. Samtliga sådana avtal utgör avgiftsbestämda pensionsplaner.

Förmånsbestämda pensionsplaner i Sverige

Premien för den förmånsbestämda ålders- och familjepensionen är individuellt beräknad och är bland annat beroende av lön, tidigare intjänad pension och förväntad återstående tjänstgöringstid. Förväntade avgifter 2017 för ITP 2-försäkringar som är tecknade i Alecta uppgår till 1 957 KSEK (2 483). Koncernens andel av de sammanlagda avgifterna till planen och koncernens andel av det totala antalet aktiva medlemmar i planen uppgår till 0,013 respektive 0,019 procent (0,010 respektive 0,022 procent).

Den kollektiva konsolideringsnivån utgörs av marknadsvärdet på Alectas tillgångar i procent av försäkringsåtagandena beräknade enligt Alectas försäkringstekniska metoder och antaganden, vilka inte överensstämmer med IAS 19. Den kollektiva konsolideringsnivån ska normalt tillåtas variera mellan 125 och 155 procent. Om Alectas kollektiva konsolideringsnivå understiger 125 procent eller överstiger 155 procent ska åtgärder vidtas i syfte att skapa förutsättningar för att konsolideringsnivån återgår till normalintervallet. Vid låg konsolidering kan en åtgärd vara att höja det avtalade priset för nyteckning och utökning av befintliga förmåner. Vid hög konsolidering kan en åtgärd vara att införa premiereduktioner. Vid utgången av 2016 uppgick Alectas överskott i form av den kollektiva konsolideringsnivån till 149 procent (153).

Under 2016 har koncernen redovisat kostnader om 23,7 MSEK (25,2) relaterade till avgiftsbestämda samt förmånsbestämda pensionsplaner i Alecta och FORA.

[NOT 6] Ersättningar till ledande befattningshavare

Riktlinjer för ersättningar till ledande befattningshavare

Senast beslutade riktlinjer för ersättning till ledande befattningshavare inom Uniflexkoncernen antogs vid årsstämman 2016. Nedan anges beslutade riktlinjer:

Riktlinjerna skall omfatta verkställande direktören och övriga medlemmar av koncernledningen och skall tillämpas på anställningsavtal som ingås efter årsstämman 2016 för tiden intill nästa årsstämma, samt även på ändringar i gällande anställningsavtal som görs under sagda tid.

Ersättningar till VD beslutas av styrelsen i Uniflex. VD beslutar om ersättningar till övriga ledande befattningshavare. Styrelsen skall ha rätt att frångå av årsstämman beslutade riktlinjer om det i ett enskilt fall finns särskilda skäl för det.

Bolaget skall sträva efter att erbjuda de ledande befattningshavarna ersättningar vilka i rimlig utsträckning återspeglar den enskilde befattningshavarens och koncernens prestationer. Ersättningen kan bestå av grundlön, rörlig ersättning, pensionsförmån m.m. Fördelningen mellan grundlön och rörlig ersättning skall stå i proportion till befattningshavarens ansvar och prestation. Vid bestämmande av eventuell rörlig ersättning skall denna relateras främst till rörelseresultatet för koncernen och/eller för den del av koncernen inom vilken den aktuella befattningshavaren är verksam. Därutöver kan specifika individrelaterade indikatorer användas vid bestämmande av nivåer för rörlig ersättning. För lönesättningen skall klart definierade prestationsnivåer tillämpas, vilka avspeglar av styrelsen beslutade planer för verksamheten. Med hänsyn till den betydelse som koncernens resultatutveckling och den individuella prestationen har för lönenivån, kan den rörliga ersättningen utgöra en betydande del av den totala ersättningen till medlemmar av koncernledningen. Den rörliga ersättningen skall för verkställande direktören och för övriga ledande befattningshavare kunna uppgå till högst 100 procent av grundlönen.

Styrelsen skall årligen utvärdera huruvida någon form av aktierelaterat incitamentsprogram, utöver de befintliga teckningsoptionsprogrammen 2013/2017 respektive 2015/2019, skall föreslås årsstämman, vilket i förekommande fall skall gälla såsom tillägg till den rörliga ersättning till ledande befattningshavare som beskrivits ovan.

Lönenivåerna skall ses över regelbundet, vanligtvis genom årlig löneutvärdering.

De ledande befattningshavarna skall i övrigt erbjudas pensionsförmåner och andra förmåner med beaktande av gällande regler liksom tidigare praxis inom koncernen. Andra förmåner än pensionsförmåner skall inte kunna utgöra en väsentlig del av den totala ersättningen.

Uppsägningstiden för de ledande befattningshavarna skall vara högst tolv månader vid uppsägning av koncernen och högst sex månader vid uppsägning av befattningshavaren. Avgångsvederlag skall inte utgå.

Styrelsens förslag avseende riktlinjer för ersättningar till ledande befattningshavare till årsstämman 2017 finns angivna i förvaltningsberättelsen, se sidan 23.

Ersättningar under räkenskapsåret

Till styrelsens ordförande och ledamöter utgår arvode enligt årsstämmans beslut om 170 KSEK till varje ledamot utom för ordföranden som skall erhålla ett arvode om 500 KSEK.

Ersättning till verkställande direktören och andra ledande befattningshavare utgörs av grundlön, rörlig ersättning och pension. Med andra ledande befattningshavare avses de 8 personer (per 2016-12-31) som tillsammans med verkställande direktören utgör koncernledningen. För koncernledningens sammansättning, se sidan 58.

För verkställande direktören var den rörliga ersättningen för 2016 maximerad till 80 procent av grundlönen. För andra ledande befattningshavare kan den rörliga ersättningen maximalt uppgå till 40–100 procent av grundlönen. Den rörliga ersättningen baseras på resultatutfall.

För verkställande direktören beräknas och utbetalas rörlig ersättning årligen. För andra ledande befattningshavare beräknas och utbetalas den rörliga ersättningen efter varje kvartal.

	Grundlön/ styrelsearvode		Rörlig ersättning		Pensionskostnad		Summa	
Ersättningar under året	**2016**	**2015**	**2016**	**2015**	**2016**	**2015**	**2016**	**2015**
Styrelsens ordförande Björn Örås	500	525	–	–	–	–	500	525
Styrelseledamot Monica Lindstedt	169	165	–	–	–	–	169	165
Styrelseledamot Thomas Krishan	169	165	–	–	–	–	169	165
Styrelseledamot Jenny Pizzignacco	169	165	–	–	–	–	169	165
Styrelseledamot Eva Gidlöf	127	–	–	–	–	–	127	–
Styrelseledamot Helena Levander	–	41	–	–	–	–	–	41
Verkställande direktör Jan Bengtsson	3 300	3 000	124	1 200	620	574	4 044	4 774
Andra ledande befattningshavare (8 st)	6 926	6 349	1 277	1 812	1 363	1 154	9 566	9 315
Summa	**11 360**	**10 410**	**1 401**	**3 012**	**1 983**	**1 728**	**14 744**	**15 150**

Rörlig ersättning avser verksamhetsåret 2016, vilken till viss del utbetalas under 2017. Pensionskostnad avser den kostnad som påverkat årets resultat. För vidare upplysningar kring pension, se nedan.

[NOT 6 forts]

Rörlig lön

För verkställande direktören baseras rörlig ersättning på utfall av koncernens omsättning och rörelsemarginal samt bolagets marknadsandel i Sverige. Beloppet för 2016 motsvarade 4 procent av grundlönen. För andra ledande befattningshavare baserades rörlig ersättning för 2016 på rörelseresultatet i respektive land. Rörlig ersättning för andra ledande befattningshavare för 2016 motsvarade 0-53 procent av grundlönen.

Pensioner

Pensionsåldern för såväl verkställande direktören som andra ledande befattningshavare är 65 år. Samtliga ledande befattningshavare, inklusive verkställande direktören, har pensionsplan i enlighet med marknadsmässiga villkor.

Avgångsvederlag

Verkställande direktören har vid egen respektive bolagets uppsägning av anställning rätt till sex respektive tolv månaders uppsägningstid. Inget avgångsvederlag utgår. För andra ledande befattningshavare gäller vid egen respektive bolagets uppsägning av anställning en uppsägningstid av tre respektive sex månader.

Berednings- och beslutsprocess

Ersättning till verkställande direktören för verksamhetsåret 2016 har beslutats av styrelsen utifrån styrelseordförandens rekommendation. Ersättning till andra ledande befattningshavare har beslutats av verkställande direktören efter samråd med styrelsens ordförande.

Aktieoptioner

Uniflex introducerade 2013 ett aktieoptionsprogram om 165 000 optioner riktat till ledande befattningshavare i koncernen varav 90 000 tilldelats VD. Varje option i optionsprogrammet berättigar till köp av en aktie till ett lösenpris om 36,00 kronor under perioden 1 juni 2016 – 31 maj 2017. Lösenpriset motsvarar 125 procent av den genomsnittliga volymviktade betalkursen under handelsdagarna perioden 2013-04-19 t.o.m. 2013-05-03. Uniflex har erhållit marknadsmässig ersättning från optionsinnehavarna, vilket motsvarar 1,46 kronor per option och 241 KSEK totalt. Erhållen optionspremie har redovisats som en ökning i eget kapital. Optionspriset har fastställts utifrån Black & Scholes värderingsmodell. Viktiga indata i modellen var aktiepriset på 28,80 SEK, ovanstående lösenpris, aktieprisets förväntade volatilitet om 25,00 procent, optionernas löptid och en riskfri ränta om 1,01 procent. Volatiliteten mätt som standardavvikelsen för förväntad avkastning på aktiepriset baseras på en statistisk analys av dagliga aktiekurser under de 30 senaste handelsdagarna före fastställande av optionspriset den 3 maj 2013. Per 2016-12-31 fanns 150 000 optioner utestående enligt ovan beskrivna villkor.

Uniflex introducerade 2015 ett aktieoptionsprogram om 85 000 optioner riktat till ledande befattningshavare i koncernen varav 50 000 tilldelats VD. Varje option i optionsprogrammet berättigar till köp av en aktie till ett lösenpris om 32,50 kronor under perioden 1 juni 2016 – 31 maj 2019. Lösenpriset motsvarar 130 procent av den genomsnittliga volymviktade betalkursen under handelsdagarna perioden 2015-04-23 t.o.m. 2015-05-07. Uniflex har erhållit marknadsmässig ersättning från optionsinnehavarna, vilket motsvarar 1,02 kronor per option och 87 KSEK totalt. Erhållen optionspremie har redovisats som en ökning i eget kapital. Optionspriset har fastställts utifrån Black & Scholes värderingsmodell. Viktiga indata i modellen var aktiepriset på 25,00 SEK, ovanstående lösenpris, aktieprisets förväntade volatilitet om 25,00 procent, optionernas löptid och en riskfri ränta om 0,00 procent. Volatiliteten mätt som standardavvikelsen för förväntad avkastning på aktiepriset baseras på en statistisk analys av dagliga aktiekurser under de 30 senaste handelsdagarna före fastställande av optionspriset den 7 maj 2015. Under 2016 har 7 000 optioner återköpts för 7 140 kronor, motsvarande marknadsvärde. Per 2016-12-31 fanns 78 000 optioner utestående enligt ovan beskrivna villkor.

Uniflex har inte vidtagit några säkringsåtgärder relaterat till ovanstående optionsprogram och har inte heller någon skyldighet att återköpa eller reglera utgivna optioner. Uniflex har vid några tillfällen valt att utnyttja en klausul i aktieoptionsprogrammen som ger Uniflex en rätt men inte en skyldighet att återköpa optionerna då en ledande befattningshavare slutar. Uniflex bedömer att villkoren i IFRS 2, punkt 34 inte är uppfyllda då någon rätt att välja hur programmen skall regleras inte föreligger. Uniflex har erhållit marknadsmässig ersättning för utgivna optionsrätter varför ingen kostnad har redovisats i resultaträkningen. Vid återköp av optioner från ledande befattningshavare har ersättningen varit marknadsmässig.

Utställda optionsprogram	**2013/2017**	**2015/2019**
Antal utestående optioner	150 000	78 000
Lösenpris, SEK	36,00	32,50
Lösenperiod	1 juni 2016 – 31 maj 2017	1 juni 2016 – 31 maj 2019
Utspädning vid full inlösen, kapital	0,9%	0,4%

Antal optioner	**2016-01-01**	**Avslutade**	**Återköpta**	**2016-12-31**
Program 2012/2016	135 000	-135 000	-	0
Program 2013/2017	150 000	-	-	150 000
Program 2015/2019	85 000	-	-7 000	78 000
Totalt antal optioner	**370 000**	**-135 000**	**-7 000**	**228 000**

[NOT 7] Finansnetto

	Koncern		Moderbolag	
	2016	2015	2016	2015
Ränteintäkter	398	440	72	32
Ränteintäkter från koncernbolag	-	-	1 262	1 232
Räntekostnader	-23	-32	-	-
Kursdifferenser netto	2 809	-2 738	-	-
Kreditavgifter	-200	-217	-	-
Summa	**2 984**	**-2 547**	**1 334**	**1 264**

[NOT 8] Skatter

	Koncern		Moderbolag	
Skatt på årets resultat	**2016**	**2015**	**2016**	**2015**
Följande komponenter ingår i skattekostnaden:				
Årets aktuella skatt	-7 569	-10 925	-3 788	-1 186
Skatt på tidigare års resultat	-	-	-	-
Uppskjuten skatt avseende temporära skillnader	-123	-63	-	-
Redovisad skatt	**-7 692**	**-10 988**	**-3 788**	**-1 186**

	Koncern		Moderbolag	
Avstämning av effektiv skattesats	**2016**	**2015**	**2016**	**2015**
Redovisat resultat före skatt	26 130	37 988	12 480	1 457
Skatt enligt gällande skattesats för moderbolaget (22%)	-5 749	-8 357	-2 746	-321
Skatteeffekt av:				
Justering av skatt tidigare år	-	-	-	-
Förändring i temporära skillnader	-123	-63	-	-
Ej beaktade underskott i Sverige	-	106	-	-
Ej beaktade underskott i Norge	366	-634	-	-
Ej beaktade underskott i Finland	125	-176	-	-
Ej beaktade underskott i Tyskland	-1 416	-1 458	-	-
Ej beaktade underskott i England	-1	-31	-	-
Ej avdragsgilla kostnader	-918	-383	-1 058	-872
Ej skattepliktiga intäkter	24	8	16	7
Redovisad skatt	**-7 692**	**-10 988**	**-3 788**	**-1 186**

	Koncern		Moderbolag	
Uppskjutna skattefordringar	**2016-12-31**	**2015-12-31**	**2016-12-31**	**2015-12-31**
Redovisade uppskjutna skattefordringar avser följande:				
Materiella anläggningstillgångar	15	24	-	-
Kundfordringar	5	64	-	-
Pensionsskulder redovisade som upplupna kostnader	308	363	-	-
Summa uppskjutna skattefordringar	**328**	**451**	**-**	**-**

Koncernen har ej redovisade uppskjutna skattefordringar avseende skattemässiga förlustavdrag i Norge, Finland och Tyskland om totalt 56,2 MSEK motsvarande en ej redovisad uppskjuten skattefordran om 10,5 MSEK. Förlustavdragen har ingen förfallotid. Koncernen redovisar ingen uppskjuten skattefordran för dessa underskottsavdrag som en följd av osäkerhet om när i framtiden tillräckliga skattepliktiga överskott kommer att redovisas.

Per den 1 januari 2016 sänktes bolagsskattesatsen i Norge från 27 % till 25 % och per den 1 januari 2017 till 24 %.

[NOT 9] Goodwill

	Koncern		Moderbolag	
	2016-12-31	2015-12-31	2016-12-31	2015-12-31
Ingående anskaffningsvärde	2 870	2 870	–	–
Utgående ackumulerade anskaffningsvärden	**2 870**	**2 870**	**–**	**–**
Ingående nedskrivningar	–	–	–	–
Årets nedskrivningar	-2 870	–	–	–
Utgående ackumulerade nedskrivningar	**-2 870**	**–**	**–**	**–**
Utgående bokfört värde	**0**	**2 870**	**–**	**–**

Redovisad goodwill är i sin helhet hänförlig till Utvecklingshuset. Prövning av nedskrivningsbehov sker årligen samt då indikationer finns på att nedskrivningsbehov föreligger. Det återvinningsbara beloppet för Utvecklingshuset fastställs baserat på beräkningar av nyttjandevärden. Dessa beräkningar utgår från bedömda framtida kassaflöden baserade på finansiella budgetar som godkänts av styrelsen. Bedömningen bygger på budget för 2017 samt på prognoser för åren 2018–2022.

Då bolagets resultat under året kraftigt försämrats och en bedömning av framtida kassaflöden visar att värdet på goodwill inte kan försvaras, har en nedskrivning av hela värdet av goodwill hänförlig till Utvecklingshuset gjorts. Nedskrivningen uppgår till 2,9 MSEK.

[NOT 10] Övriga immateriella anläggningstillgångar

	Koncern		Moderbolag	
	2016-12-31	2015-12-31	2016-12-31	2015-12-31
Ingående anskaffningsvärde	5 109	5 322	–	–
Omräkningsdifferenser	242	-213	–	–
Utrangeringar	-5 351	0	–	–
Utgående ackumulerade anskaffningsvärden	**0**	**5 109**	**–**	**–**
Ingående avskrivningar	-2 895	-1 951	–	–
Årets avskrivningar	-795	-1 047		
Omräkningsdifferenser	-144	103		
Utrangeringar	3 834	0	–	–
Utgående ackumulerade avskrivningar	**0**	**-2 895**	**–**	**–**
Ingående nedskrivningar	–	–	–	–
Årets nedskrivningar	-1 501	–		
Omräkningsdifferenser	-15			
Utrangeringar	1 516	–	–	–
Utgående ackumulerade nedskrivningar	**0**	**–**	**–**	**–**
Utgående bokfört värde	**0**	**2 214**	**–**	**–**

Övriga immateriella anläggningstillgångar utgörs av kundkontrakt, varumärken och programvara i samband med företagsförvärv och har bestämts utifrån den analys som gjordes vid genomgången av den förvärvade verksamheten och avser segment Tyskland.

Då kontoret i Dresden, det sista kvarvarande kontor som ingick i den förvärvade verksamheten i Tyskland lagts ned och de förvärvade tillgångarna inte längre har något värde, har restvärdet av övriga immateriella tillgångar skrivits ner till noll. Nedskrivningen uppgår till 1,5 MSEK.

[NOT 11] Inventarier

	Koncern		Moderbolag	
	2016-12-31	2015-12-31	2016-12-31	2015-12-31
Ingående anskaffningsvärde	2 372	3 116	–	–
Inköp	0	0	–	–
Försäljningar/utrangeringar	-582	-626	–	–
Omräkningsdifferenser	120	-118	–	–
Utgående ackumulerade anskaffningsvärden	**1 910**	**2 372**	**–**	**–**
Ingående avskrivningar enligt plan	-1 289	-1 114	–	–
Försäljningar/utrangeringar	582	626	–	–
Årets avskrivning enligt plan	-523	-851	–	–
Omräkningsdifferenser	-6	50	–	–
Utgående ackumulerade avskrivningar	**-1 236**	**-1 289**	**–**	**–**
Utgående bokfört värde	**674**	**1 083**	**–**	**–**

[NOT 12] Andelar i koncernföretag

	Moderbolag	
	2016-12-31	2015-12-31
Ingående anskaffningsvärde	36 438	33 631
Årets investeringar	4 693	2 807
Utgående ackumulerade anskaffningsvärden	**41 131**	**36 438**
Ingående nedskrivningar	-21 555	-17 748
Årets nedskrivningar	-4 693	-3 807
Utgående ackumulerade nedskrivningar	**-26 248**	**-21 555**
Utgående bokfört värde	**14 883**	**14 883**

Företagets namn	Antal andelar	Kapitalandel %	2016-12-31	2015-12-31
Uniflex Sverige AB	20 000	100%	2 000	2 000
Uniflex Fordon AB	10 000	100%	-	-
Uniflex Sverige B&A AB	10 000	100%	-	-
Uniflex Logistik AB	10 000	100%	-	-
Uniflex Omställning AB	10 000	100%	-	-
Utvecklingshuset COM AB	1 000	100%	-	-
Uniflex Norge AS	1 000	100%	4 651	4 651
Uniflex Suomi Oy	1 000	100%	3 444	3 444
Uniflex Personal GmbH	1	100%	4 788	4 788
Uniflex Staffing Manchester Ltd	1 000	100%	-	-
Uniflex Ltd	1	100%	-	-
Bokfört värde			**14 883**	**14 883**

Företagets namn	Org.nr	Säte	Eget kapital	Resultat
Uniflex Sverige AB	556637-0341	Stockholm	79 807	8 584
Utvecklingshuset COM AB	556605-8771	Stockholm	1 810	50
Uniflex Fordon AB	556909-6349	Stockholm	1 000	-
Uniflex Sverige B&A AB	556913-1997	Stockholm	1 000	-
Uniflex Logistik AB	556921-1393	Stockholm	1 000	-
Uniflex Omställning AB	556921-2458	Stockholm	1 000	-
Uniflex Norge AS	995 419 408	Oslo	-13 660	1 663
Uniflex Suomi Oy	2385494-9	Helsingfors	-4 982	567
Uniflex Personal GmbH	HRB 6904	Dortmund	-4 437	-6 434
Uniflex Staffing Manchester Ltd	6444959	Manchester	-8 694	-7
Uniflex Ltd	6400116	Manchester	7	-

	Moderbolag	
	2016	2015
Erhållna koncernbidrag	17 000	4 000
Nedskrivningar av andelar i koncernföretag (Uniflex Personal GmbH)	-4 693	-2 807
Nedskrivningar av andelar i koncernföretag (Uniflex Suomi Oy)	-	-1 000
Summa	**12 307**	**193**

För ytterligare beskrivning av nedskrivning av andelar i koncernföretag, se not 25.

[NOT 13] Fordringar och skulder koncernföretag

	Långfristiga		Kortfristiga	
	2016-12-31	2015-12-31	2016-12-31	2015-12-31
Uniflex Sverige AB	-	-	-7 639	-3 752
Utvecklingshuset COM AB	-	-	24	25
Uniflex Norge AS	18 000	18 000	2 849	2 069
Uniflex Suomi Oy	7 000	6 500	831	569
Uniflex Personal GmbH	8 000	8 000	1 231	954
Summa	**33 000**	**32 500**	**-2 704**	**-135**

[NOT 14] Kundfordringar

	Koncern		Moderbolag	
Kundfordringar	2016-12-31	2015-12-31	2016-12-31	2015-12-31
Kundfordringar	175 541	191 938	-	-
Reserv osäkra kundfordringar	-281	-622	-	-
Summa kundfordringar	**175 260**	**191 316**	**-**	**-**

	Koncern		Moderbolag	
Åldersanalys, kundfordringar	2016-12-31	2015-12-31	2016-12-31	2015-12-31
Ej förfallna fordringar	158 644	179 534	-	-
Förfallna fordringar 0-30 dgr	15 820	10 748	-	-
Förfallna fordringar >30-60 dgr	830	713	-	-
Förfallna fordringar >60-90 dgr	210	203	-	-
Kundfordringar förfallna >90 dgr	37	740	-	-
Summa kundfordringar	**175 541**	**191 938**	**-**	**-**

	Koncern		Moderbolag	
Reserv osäkra kundfordringar	2016-12-31	2015-12-31	2016-12-31	2015-12-31
Reserver osäkra kundfordringar vid årets början	-622	-47	-	-
Reservering för befarade förluster	-279	-654	-	-
Konstaterade förluster	446	47	-	-
Återvunna tidigare nedskrivningar	175	0	-	-
Valutakursdifferenser	-1	32	-	-
Summa reserv osäkra kundfordringar	**-281**	**-622**	**-**	**-**

[NOT 15] Förutbetalda kostnader och upplupna intäkter

	Koncern		Moderbolag	
	2016-12-31	2015-12-31	2016-12-31	2015-12-31
Upplupna arvodesintäkter	79 935	72 918	-	-
Övriga poster	5 255	5 519	48	73
Summa	**85 190**	**78 437**	**48**	**73**

[NOT 16] Likvida medel

	Koncern		Moderbolag	
	2016-12-31	2015-12-31	2016-12-31	2015-12-31
Likvida medel	44 479	46 146	-	-
Kassa och bank	-	-	944	9 710
Spärrade bankmedel avseende hyreskontrakt	493	447	-	-
Summa	**44 972**	**46 593**	**944**	**9 710**

[NOT 17] Utdelning

Utbetalda utdelningar under 2016 avseende räkenskapsåret 2015 uppgick till 26,0 MSEK vilket motsvarade 1,50 SEK per aktie.

Styrelsen har föreslagit årsstämman den 25 april 2017 en ordinarie utdelning avseende 2016 om 26,0 MSEK motsvarande 1,50 SEK per aktie. Den föreskrivna utdelningen har inte redovisats som skuld i denna finansiella rapport.

[NOT 18] Risker och osäkerhetsfaktorer

Finansiella risker

Koncernen är genom sin verksamhet exponerad för olika slag av finansiella risker. Den övergripande policyn för den finansiella riskhanteringen är avkastning till minsta möjliga risk.

Koncernens finanspolicy fastställs årligen av styrelsen och reglerar hur de finansiella riskerna skall hanteras, samt vilka finansiella instrument som får användas. Koncernen får enligt finanspolicyn ej använda derivat för att hantera ränterisk.

Likviditetsrisk

Likviditetsrisk avser risken att koncernen kan få problem med att fullgöra sina skyldigheter som är förknippade med finansiella skulder. Koncernen har löpande likviditetsplanering genom daglig uppdatering av kassaflödesrapporter. Likviditetsplaneringen används för att hantera likviditetsrisken och kostnaderna för finansieringen av koncernen.

Målsättningen är att koncernen ska kunna klara sina finansiella åtaganden i uppgångar såväl som i nedgångar utan betydande oförutsedda kostnader. Kredittiden mot stora kunder tenderar att förlängas vilket innebär att de utestående fordringarna blir större. Koncernen har en dock en god likviditetsbuffert i form av likvida medel, ett positivt kassaflöde från verksamheten och en per balansdagen outnyttjad checkräkningskredit på 40 000 KSEK. Koncernens likvida medel uppgår på balansdagen till 44 972 KSEK och utestående kundfordringar till 175 260 KSEK vilket kan jämföras med utestående leverantörsskulder om 4 138 KSEK. Koncernen kan med hänsyn till den goda likviditeten med god marginal fullgöra sina åtaganden avseende finansiella skulder.

Chekräkningskrediten, som förlängs med ett år i taget, är förenad med lånevillkoret att koncernens soliditet vid varje tillfälle skall uppgå till minst 15 procent, vilket den hittills gjort. Per balansdagen är checkräkningskrediten på 40 000 KSEK outnyttjad.

För 2016 bedömde UC AB att Uniflex Sverige AB ligger i riskklass 5 (5) och AAA Soliditet att Uniflex Sverige AB har AAA (AAA) i kreditrating samt 81 (80) i betalningsindex.

Koncernens finansiella skuld på balansdagen består, med undantag för den ovan beskrivna checkräkningskrediten, i sin helhet av leverantörsskulder. Förfallostrukturen på leverantörsskulderna framgår av tabellen nedan.

	Koncern							
Löptidsanalys	**2016-12-31**				**2015-12-31**			
	<30 dgr	>30–90 dgr	>90 dgr	Totalt	<30 dgr	>30–90 dgr	>90 dgr	Totalt
Leverantörsskulder	3 903	229	6	4 138	5 853	368	0	6 221

Ränterisk

Med ränterisk avses risken att förändringar i marknadsräntan påverkar koncernens räntenetto negativt. Koncernens exponering för ränterisk var per bokslutsdatum begränsad. Uniflex har inga räntebärande finansiella skulder. Räntebärande finansiella tillgångar utgörs i huvudsak av obundna bankmedel. En förändring av marknadsräntan med en procentenhet påverkar koncernens samtliga räntebärande tillgångar och skulder och skulle ge en negativ resultateffekt med ca 400 KSEK.

Kredit- och motpartsrisk

Kredit- och motpartsrisk avser risken att motparten i en transaktion inte kan fullgöra sitt åtagande och därmed åsamkar koncernen förlust. Koncernen exponeras för kredit- och motpartsrisk när överskottslikviditet placeras i finansiella tillgångar. För att begränsa motpartsrisken accepteras endast motparter med hög kreditvärdighet enligt fastställd finanspolicy. Risken att koncernens kunder inte uppfyller sina åtaganden, dvs. att betalning inte erhålls från kunderna, utgör en kundkreditrisk. Koncernen har en kreditpolicy vilken innefattar kreditkontroll och hantering av kundkrediter. Uniflex kunder är till stor del publika bolag och andra välrenommerade kunder med hög kreditvärdighet för vilka kreditrisken bedöms vara låg. Företaget strävar efter stor spridning av kunder. Under 2016 stod ingen av de största kunderna för mer än 9 procent av omsättningen. Företaget använder även inkassobolag för att minska kundförluster. Maximal kreditrisk motsvaras av bokfört värde på finansiella tillgångar.

På balansdagen uppgår kundfordringar på den största enskilda kunden till 19,3 MSEK. Den maximala exponeringen av kreditrisk framgår av det redovisade värdet i balansräkningen för respektive finansiell tillgång.

Kreditexponering	**2016-12-31**	**2015-12-31**
Kundfordringar	175 260	191 316
Kassa och bank	44 972	46 593
Summa	220 232	237 909

För åldersanalys av koncernens kundfordringar, se not 14.

[NOT 18 forts]

Valutarisk

Valutarisk avser risken att verkliga värden och kassaflöden avseende finansiella instrument kan fluktuera när värdet på främmande valutor förändras. Koncernen är endast marginellt exponerad för valutarisker. Den främsta valutaexponeringen i koncernen återfinns i valutafluktuationer vid omräkning av utländska dotterföretags tillgångar och skulder till moderbolagets funktionella valuta, så kallad omräkningsexponering. Koncernen har som policy att inte säkra omräkningseffekten av nettoinvesteringar i utländska dotterföretag. I moderbolaget sker varken försäljning eller inköp i utländsk valuta vilket innebär att ingen exponering finns för risk avseende fluktuationer i värdet av finansiella instrument, kund- eller leverantörsskulder eller valutarisker för framtida betalningsflöden. Koncernen har under 2016 haft begränsad verksamhet med annan funktionell valuta än moderbolaget. Koncernen har ingen exponering i form av lån eller placeringar i utländsk valuta.

Marknadsrisker

Konkurrenter

Marknaden för Uniflex tjänster är starkt konkurrensutsatt. Om marknaden expanderar ökar sannolikheten för att ytterligare konkurrenter etablerar sig. Uniflex anser dock att bolaget har en väletablerad position och organisation för att möta eventuell utökad konkurrens.

Konjunktur

Efterfrågan på Uniflex tjänster är beroende av den allmänna konjunkturutvecklingen. Vid konjunkturnedgångar finns risk för att många kunder reducerar användandet av temporär personal. En konjunkturnedgång kan också innebära en allmän prispress och ökad konkurrens från andra bemanningsföretag. Uniflex strategi att till största delen arbeta med rörlig kostnadsmassa gör att bolaget snabbt kan dra ner sina kostnader vid en konjunkturnedgång. Uniflex starka finansiella ställning är också en styrka i ett sådant skede.

Tillgång på personal

Bemanningsverksamhet är i hög utsträckning beroende av tillgång på personal. I dagsläget upplever inte Uniflex några större problem med rekrytering av ny personal. Det kan dock inte uteslutas att det blir svårare att rekrytera personal om arbetslösheten minskar.

Kollektivavtal

Kollektivavtal med arbetstagarorganisationer som representerar arbetstagarna i Uniflex affärsområden påverkar bolagets möjligheter att bedriva och utveckla bemanning. Uniflex viktigaste kollektivavtal är det svenska mellan LO och Almega Bemanningsföretagen samt avtalet mellan Unionen och Akademikerförbunden å ena sidan och Almega Bemanningsföretagen å andra sidan.

Kollektivavtalet för tjänstemän som tecknades mellan Bemanningsföretagen, Unionen och Akademikerförbunden i den svenska avtalsrörelsen 2012/2013, har förlängts med ett år och gäller från 1 maj 2016 till 30 april 2017. Avtalet för arbetare, som är en ettårig förlängning av tidigare avtal, är träffat mellan Bemanningsföretagen och förbunden inom LO och gäller från 1 maj 2016 till 30 april 2017. Kollektivavtalet för byggarbetare som tecknades mellan Sveriges Byggindustrier och Svenska Byggnadsarbetareförbundet förlängdes med ett år och gäller från 1 april 2016 till 30 april 2017.

Lagstiftning och reglering

Uniflex och marknaden påverkas i hög grad av tillämplig lagstiftning och andra föreskrifter som reglerar verksamheten. Förändringar i lagstiftning eller nya politiska beslut kan påverka Uniflex verksamhet såväl positivt som negativt. En risk som aktualiserats genom vissa politiska partiers uttalanden är att bemanningsföretag kan komma att ställas inför en hårdare politisk reglering. Det finns även en risk att det införs begränsningar mot bemanningsföretag i inhyrande företags kollektivavtal.

Risker förenade med verksamheten

Beroende av stora kunder

Inom samtliga av Uniflex yrkesområden sker en del av försäljningen till få men större kunder. Uniflex har bra affärsrelationer till dessa kunder, men skulle påverkas negativt om de försvinner och inte ersätts av nya.

Ansvarsrisker

De ansvarsrisker Uniflex har är främst risken för skador som uthyrd konsult orsakar kundens verksamhet eller egendom samt personskador. Uniflex tar i de allra flesta fall inget funktionsansvar, dvs. ansvar för arbetsledning, utan tjänsten innefattar att förse kunden med efterfrågad kompetens. Vid samtliga uppdrag tar Uniflex regelmässigt fram konsultens kompetens och bakgrund. Uniflex har ett försäkringsskydd för att täcke de ansvarsrisker koncernen har. Försäkringsskyddet är i enlighet med branschens standard.

Omställningstid

Uniflex upprätthåller en beredskap för förändringar i orderläge. Vid risk för varaktiga förändringar i ordersituationen läggs varsel enligt de regler som gäller på arbetsmarknaden.

Snabb tillväxt

Uniflex tillväxt kräver kontinuerlig rekrytering och utbildning av nya medarbetare. För att säkra en framgångsrik integrering av ny personal i verksamheten har Uniflex etablerat och dokumenterat rutiner för hur verksamheten ska fungera. Bolaget har också en väl utarbetad organisationsstruktur som underlättar intern rekrytering. Karriärmöjligheterna fungerar även som en viktig faktor för att behålla personalen. Nyetablering av kontor sker successivt med begränsade investeringar och personal anställs i takt med att efterfrågan på Uniflex tjänster ökar.

[NOT 19] Övriga kortfristiga skulder

	Koncern		Moderbolag	
	2016-12-31	2015-12-31	2016-12-31	2015-12-31
Mervärdesskatter	26 465	27 129	73	357
Personalens källskatter	19 479	19 866	160	133
Sociala avgifter	22 453	20 808	95	81
Övriga kortfristiga skulder	1 341	1 488	0	0
Summa	**69 738**	**69 291**	**328**	**571**

[NOT 20] Upplupna kostnader och förutbetalda intäkter

	Koncern		Moderbolag	
	2016-12-31	2015-12-31	2016-12-31	2015-12-31
Semesterlöneskuld	55 079	62 329	0	14
Upplupna löner	84 384	88 235	94	1 814
Pensioner och löneskatt	2 232	4 563	150	138
Styrelsearvoden	670	488	670	488
Övriga upplupna kostnader	2 859	2 254	102	53
Summa	**145 224**	**157 869**	**1 016**	**2 507**

[NOT 21] Ställda säkerheter och Ansvarsförbindelser

	Koncern		Moderbolag	
Ställda säkerheter	2016-12-31	2015-12-31	2016-12-31	2015-12-31
Företagsinteckningar avseende checkräkningskredit	40 000	40 000	-	-
Spärrade bankmedel avseende hyreskontrakt	493	447	-	-
Summa ställda säkerheter	**40 493**	**40 447**	**-**	**-**

	Koncern		Moderbolag	
Ansvarsförbindelser	2016-12-31	2015-12-31	2016-12-31	2015-12-31
Borgen för Uniflex Sverige AB avseende checkräkningskredit	-	-	20 000	20 000
Summa ansvarsförbindelser	**-**	**-**	**20 000**	**20 000**

[NOT 22] Resultat per aktie

Beräkningen av resultat per aktie före och efter utspädning baseras på följande:

	2016	2015
Resultat per aktie före utspädning, kr	1,06	1,56
Resultat per aktie efter utspädning, kr	1,06	1,56
Periodens resultat efter skatt hänförligt till moderbolagets aktieägare (MSEK)	18,4	27,0
Utgående antal aktier (000)	**17 362**	**17 362**
Vägt genomsnittligt antal aktier före utspädning (000)	17 362	17 362
Effekt av utspädning (000)	0	0
Vägt genomsnittligt antal aktier efter utspädning (000)	**17 362**	**17 362**

[NOT 23] Eget kapital

Aktiekapital

Posten aktiekapital avser moderbolagets aktiekapital. Antal aktier per 31 december 2016 uppgår till 17 361 690 med kvotvärde 0,20 SEK per aktie fördelat på 4 023 815 A-aktier med röstvärde 1 och 13 337 875 B-aktier med röstvärde 1/5. För ytterligare information, se avsnittet Uniflexaktien på sidan 28.

Övrigt tillskjutet kapital

Övrigt tillskjutet kapital består av kapital som uppstått genom transaktioner med aktieägarkretsen, såsom emissioner till överkurs.

Omräkningsreserver

Omräkningsreserver avser omräkningsdifferenser hänförliga till omräkning av utländska dotterbolag.

Balanserade vinstmedel inklusive årets resultat

Balanserade vinstmedel inkluderar årets och tidigare års resultat, utdelning till aktieägare, erhållna premier för utgivna optioner, återköp av optioner samt förvärv från innehavare utan bestämmande inflytande.

Förvaltning av kapital

Uniflex förvaltade kapital utgörs av eget kapital. Koncernens mål för förvaltning av kapitalet är att trygga koncernens fortlevnad och handlingsfrihet och att tillse att ägarna även fortsättningsvis erhåller avkastning på sina placerade medel. För att bibehålla och anpassa kapitalstrukturen kan koncernen dela ut medel. Enligt Uniflex utdelningspolicy ska utdelningen minst uppgå till 50 procent av årets vinst i koncernen.

[NOT 24] Transaktioner med närstående

Uniflex har kommersiella mellanhavanden med Poolia AB och BroHof Golf AB, med Poolia AB har Uniflex även vissa samarbetsavtal. Uniflex har haft transaktioner med båda parter under perioden (Poolia är tidigare moderbolag till Uniflex). Samtliga transaktioner med parterna sker på marknadsmässiga villkor. På balansdagen den 31 december 2016 hade Uniflex en kundfordran på Poolia AB om 4,7 MSEK (5,2) och en leverantörsskuld till Poolia AB om 0,0 MSEK (0,2). Mellanhavandena är i huvudsak hänförliga till tjänster där vidarefakturering sker. Resultatpåverkande omsättning har uppgått till inköp 0,5 MSEK (2,1) och försäljning 21,0 MSEK (22,7).

Uniflex styrelseordförande och största aktieägare Björn Örås är även ordförande och största aktieägare i Poolia AB, Dedicare AB och BroHof Golf AB. För övriga transaktioner mellan Uniflex och dess närstående, se Not 6 Ersättningar till ledande befattningshavare. Ingen styrelseledamot eller ledande befattningshavare har eller har haft någon direkt eller indirekt delaktighet i några affärstransaktioner som är eller var ovanliga till sin karaktär med avseende på villkoren, som inträffat under nuvarande eller föregående verksamhetsår. Inte heller har Uniflex lämnat lån, ställt garantier eller ingått borgensförbindelse för någon av styrelsens ledamöter, ledande befattningshavare eller revisorer i bolaget.

[NOT 25] Händelser efter balansdagen

Inga väsentliga händelser har inträffat efter räkenskapsårets utgång.

[NOT 26] Viktiga uppskattningar och bedömningar för redovisningsändamål

Uppskattningar och bedömningar utvärderas löpande och baseras på historisk erfarenhet och andra faktorer, inklusive förväntningar på framtida händelser som anses rimliga under rådande förhållanden. Som ett led i arbetet med att upprätta årsredovisningen görs bl. a. följande uppskattningar och redovisningsmässiga antaganden om framtiden.

Värdering av dotterbolag

Uniflex verksamheter i Norge och Finland har under året uppvisat vinst och verksamheten i Tyskland har under året givit ett negativt resultat. En nedskrivningsbedömning har gjorts av posten Andelar i koncernföretag och den samlade bedömningen är att dessa verksamheter kommer att generera vinster i framtiden varför något nedskrivningsbehov, utöver nedskrivningen avseende Tyskland som beskrivs nedan, för närvarande inte bedöms föreligga.

Värdet av aktier i det tyska bolaget har skrivits ned med ett belopp motsvarande de aktieägartillskott om totalt 0,5 MEUR (4,7 MSEK) som bolaget erhållit för förlusttäckning under 2016.

Vid förvärvet av Utvecklingshuset redovisades ett övervärde i form av goodwill uppgående till 2,9 MSEK. Då bolagets resultat under året kraftigt försämrats och en bedömning av framtida kassaflöden visar att värdet på goodwill inte kan försvaras, har en nedskrivning av hela värdet av goodwill hänförlig till Utvecklingshuset gjorts. Nedskrivningen uppgår till 2,9 MSEK.

Utfall av pågående tvister

Koncernen har för närvarande inga väsentliga pågående tvister.

Pensionsreserv

Då företaget rapporterar timanställda i efterhand samt att ålder har betydelse för kostnaden kan avsättningen i vissa fall överstiga verklig kostnad eller motsatt.

Undertecknade försäkrar att koncern- och årsredovisningen har upprättats i enlighet med internationella redovisningsstandarder IFRS, sådana de antagits av EU, respektive god redovisningssed och ger en rättvisande bild av koncernens och moderbolagets ställning och resultat, samt att förvaltningsberättelsen för koncernen och moderbolaget ger en rättvisande översikt över utvecklingen av koncernens och moderbolagets verksamhet, ställning och resultat samt beskriver väsentliga risker och osäkerhetsfaktorer som de företag som ingår i koncernen står inför.

Stockholm den 30 mars 2017

Björn Örås
Styrelsens ordförande

Monica Lindstedt
Styrelseledamot

Thomas Krishan
Styrelseledamot

Jenny Pizzignacco
Styrelseledamot

Eva Gidlöf
Styrelseledamot

Jan Bengtsson
Verkställande direktör

Vår revisionsberättelse har avgivits den 31 mars 2017

Grant Thornton Sweden AB

Stefan Hultstrand
Auktoriserad revisor

REVISIONSBERÄTTELSE

Till bolagsstämman i Uniflex AB (publ), org. nr 556462-0887

Rapport om årsredovisningen och koncernredovisningen

Uttalanden

Vi har utfört en revision av årsredovisningen och koncernredovisningen för Uniflex AB (publ) för räkenskapsåret 2016, med undantag från bolagsstyrningsrapporten på sidorna 23–26. Bolagets årsredovisning och koncernredovisning ingår på sidorna 20–52 i detta dokument.

Enligt vår uppfattning har årsredovisningen upprättats i enlighet med årsredovisningslagen och ger en i alla väsentliga avseenden rättvisande bild av moderbolagets finansiella ställning per den 31 december 2016 och av dess finansiella resultat och kassaflöde för året enligt årsredovisningslagen. Koncernredovisningen har upprättats i enlighet med årsredovisningslagen och ger en i alla väsentliga avseenden rättvisande bild av koncernens finansiella ställning per den 31 december 2016 och av dess finansiella resultat och kassaflöde för året enligt International Financial Reporting Standards (IFRS), så som de antagits av EU, och årsredovisningslagen. Våra uttalanden omfattar inte bolagsstyrningsrapporten på sidorna 23–26. Förvaltningsberättelsen är förenlig med årsredovisningens och koncernredovisningens övriga delar.

Vi tillstyrker därför att bolagsstämman fastställer resultaträkningen och balansräkningen för moderbolaget och resultaträkningen och balansräkningen för koncernen.

Grund för uttalanden

Vi har utfört revisionen enligt International Standards on Auditing (ISA) och god revisionssed i Sverige. Vårt ansvar enligt dessa standarder beskrivs närmare i avsnittet Revisorns ansvar. Vi är oberoende i förhållande till moderbolaget och koncernen enligt god revisorssed i Sverige och har i övrigt fullgjort vårt yrkesetiska ansvar enligt dessa krav.

Vi anser att de revisionsbevis vi har inhämtat är tillräckliga och ändamålsenliga som grund för våra uttalanden.

Särskilt betydelsefulla områden

Särskilt betydelsefulla områden för revisionen är de områden som enligt vår professionella bedömning var de mest betydelsefulla för revisionen av årsredovisningen och koncernredovisningen för den aktuella perioden. Dessa områden behandlades inom ramen för revisionen av, och i vårt ställningstagande till, årsredovisningen och koncernredovisningen som helhet, men vi gör inga separata uttalanden om dessa områden.

Moderbolagets andelar i och fordringar hos koncernföretag

Koncernen bedriver verksamhet i utlandet genom dotterbolag i Norge, Finland och Tyskland. Av bolagets upplysningar i not 12 framgår det att Norge och Finland gjort positiva resultat i år, medan Tyskland har gjort ett negativt resultat under 2016. Med hänsyn till resultatutvecklingen de senaste åren och det ackumulerade negativa egna kapitalet enligt not 12, har de utländska dotterbolagen varit föremål för nedskrivningsprövning av ledningen. Av noterna 12 och 13 framgår det att bokfört värde på andelarna och fordringarna i dessa dotterbolag uppgår till 14 883 tkr respektive 33 000 tkr. Nedskrivningsprövningen av de utländska dotterbolagen kräver betydande uppskattningar av den framtida utvecklingen beträffande tillväxt och kassaflöde, varför den har bedömts vara ett särskilt betydelsefullt område.

Vår revision omfattade följande granskningsåtgärder men var inte begränsad till dessa.

- Granskning av ledningens metod för nedskrivningsprövning framförallt genom att bedöma rimligheten i framtida kassaflöden och tillväxtantaganden.
- Granskning av att erforderliga upplysningar lämnas i relevanta noter till de finansiella rapporterna.

Annan information än årsredovisningen och koncernredovisningen

Detta dokument innehåller även annan information än årsredovisningen och koncernredovisningen och återfinns på sidorna 1–19 och 57–59. Det är styrelsen och verkställande direktören som har ansvaret för denna andra information.

Vårt uttalande avseende årsredovisningen och koncernredovisningen omfattar inte denna information och vi gör inget uttalande med bestyrkande avseende denna andra information.

I samband med vår revision av årsredovisningen och koncernredovisningen är det vårt ansvar att läsa den information som identifieras ovan och överväga om informationen i väsentlig utsträckning är oförenlig med årsredovisningen och koncernredovisningen. Vid denna genomgång beaktar vi även den kunskap vi i övrigt inhämtat under revisionen samt bedömer om informationen i övrigt verkar innehålla väsentliga felaktigheter.

Om vi, baserat på det arbete som har utförts avseende denna information, drar slutsatsen att den andra informationen innehåller en väsentlig felaktighet, är vi skyldiga att rapportera detta. Vi har inget att rapportera i det avseendet.

Styrelsens och verkställande direktörens ansvar

Det är styrelsen och verkställande direktören som har ansvaret för att årsredovisningen och koncernredovisningen upprättas och att de ger en rättvisande bild enligt årsredovisningslagen och, vad gäller koncernredovisningen, enligt IFRS så som de antagits av EU. Styrelsen och verkställande direktören ansvarar även för den interna kontroll som de bedömer är nödvändig för att upprätta en årsredovisning och koncernredovisning som inte innehåller några väsentliga felaktigheter, vare sig dessa beror på oegentligheter eller på fel.

Vid upprättandet av årsredovisningen och koncernredovisningen ansvarar styrelsen och verkställande direktören för bedömningen av bolagets och koncernens förmåga att fortsätta verksamheten. De upplyser, när så är tillämpligt, om förhållanden som kan påverka förmågan att fortsätta verksamheten och att använda antagandet om fortsatt drift. Antagandet om fortsatt drift tillämpas dock inte om styrelsen och verkställande direktören avser att likvidera bolaget, upphöra med verksamheten eller inte har något realistiskt alternativ till att göra något av detta.

Revisorns ansvar

Våra mål är att uppnå en rimlig grad av säkerhet om huruvida årsredovisningen och koncernredovisningen som helhet inte innehåller några väsentliga felaktigheter, vare sig dessa beror på oegentligheter eller på fel, och att lämna en revisionsberättelse som innehåller våra uttalanden. Rimlig säkerhet är en hög grad av säkerhet, men är ingen garanti för att en revision som utförs enligt ISA och god revisionssed i Sverige alltid kommer att upptäcka en väsentlig felaktighet om en sådan finns. Felaktigheter kan uppstå på grund av oegentligheter eller fel och anses vara väsentliga om de enskilt eller tillsammans rimligen kan förväntas påverka de ekonomiska beslut som användare fattar med grund i årsredovisningen och koncernredovisningen.

Som del av en revision enligt ISA använder vi professionellt omdöme och har en professionellt skeptisk inställning under hela revisionen. Dessutom:

- identifierar och bedömer vi riskerna för väsentliga felaktigheter i årsredovisningen och koncernredovisningen, vare sig dessa beror på oegentligheter eller på fel, utformar och utför granskningsåtgärder bland annat utifrån dessa risker och inhämtar revisionsbevis som är tillräckliga och ändamålsenliga för att utgöra en grund för våra uttalanden. Risken för att inte upptäcka en väsentlig felaktighet till följd av oegentligheter är högre än för en väsentlig felaktighet som beror på fel, eftersom oegentligheter kan innefatta agerande i maskopi, förfalskning, avsiktliga utelämnanden, felaktig information eller åsidosättande av intern kontroll.
- skaffar vi oss en förståelse av den del av bolagets interna kontroll som har betydelse för vår revision för att utforma granskningsåtgärder som är lämpliga med hänsyn till omständigheterna, men inte för att uttala oss om effektiviteten i den interna kontrollen.
- utvärderar vi lämpligheten i de redovisningsprinciper som används och rimligheten i styrelsens och verkställande direktörens uppskattningar i redovisningen och tillhörande upplysningar.
- drar vi en slutsats om lämpligheten i att styrelsen och verkställande direktören använder antagandet om fortsatt drift vid upprättandet av årsredovisningen och koncernredovisningen. Vi drar också en slutsats, med grund i de inhämtade revisionsbevisen, om huruvida det finns någon väsentlig osäkerhetsfaktor som avser sådana händelser eller förhållanden som kan leda till betydande tvivel om bolagets och koncernens förmåga att fortsätta verksamheten. Om vi drar slutsatsen att det finns en väsentlig osäkerhetsfaktor, måste vi i revisionsberättelsen fästa uppmärksamheten på upplysningarna i årsredovisningen och koncernredovisningen om den väsentliga osäkerhetsfaktorn eller, om sådana upplysningar är otillräckliga, modifiera uttalandet om årsredovisningen och koncernredovisningen. Våra slutsatser baseras på de revisionsbevis som inhämtas fram till datumet för revisionsberättelsen. Dock kan framtida händelser eller förhållanden göra att ett bolag och en koncern inte längre kan fortsätta verksamheten.

- utvärderar vi den övergripande presentationen, strukturen och innehållet i årsredovisningen och koncernredovisningen, däribland upplysningarna, och om årsredovisningen och koncernredovisningen återger de underliggande transaktionerna och händelserna på ett sätt som ger en rättvisande bild.
- inhämtar vi tillräckliga och ändamålsenliga revisionsbevis avseende den finansiella informationen för enheterna eller affärsaktiviteterna inom koncernen för att göra ett uttalande avseende koncernredovisningen. Vi ansvarar för styrning, övervakning och utförande av koncernrevisionen. Vi är ensamt ansvariga för våra uttalanden..

Vi måste informera styrelsen om bland annat revisionens planerade omfattning och inriktning samt tidpunkten för den. Vi måste också informera om betydelsefulla iakttagelser under revisionen, däribland de betydande brister i den interna kontrollen som vi identifierat.

Vi måste också förse styrelsen med ett uttalande om att vi har följt relevanta yrkesetiska krav avseende oberoende, och ta upp alla relationer och andra förhållanden som rimligen kan påverka vårt oberoende, samt i tillämpliga fall tillhörande motåtgärder.

Av de områden som kommuniceras med styrelsen fastställer vi vilka av dessa områden som varit de mest betydelsefulla för revisionen av årsredovisningen och koncernredovisningen, inklusive de viktigaste bedömda riskerna för väsentliga felaktigheter, och som därför utgör de för revisionen särskilt betydelsefulla områdena. Vi beskriver dessa områden i revisionsberättelsen såvida inte lagar eller andra författningar förhindrar upplysning om frågan eller när, i ytterst sällsynta fall, vi bedömer att en fråga inte ska kommuniceras i revisionsberättelsen på grund av att de negativa konsekvenserna av att göra det rimligen skulle väntas vara större än allmänintresset av denna kommunikation.

Rapport om andra krav enligt lagar och andra författningar

Uttalanden

Utöver vår revision av årsredovisningen och koncernredovisningen har vi även utfört en revision av styrelsens och verkställande direktörens förvaltning för Uniflex AB (publ) för räkenskapsåret 2016 samt av förslaget till dispositioner beträffande bolagets vinst.

Vi tillstyrker att bolagsstämman disponerar vinsten enligt förslaget i förvaltningsberättelsen och beviljar styrelsens ledamöter och verkställande direktören ansvarsfrihet för räkenskapsåret.

Grund för uttalanden

Vi har utfört revisionen enligt god revisionssed i Sverige. Vårt ansvar enligt denna beskrivs närmare i avsnittet *Revisorns ansvar*. Vi är oberoende i förhållande till moderbolaget och koncernen enligt god revisorssed i Sverige och har i övrigt fullgjort vårt yrkesetiska ansvar enligt dessa krav.

Vi anser att de revisionsbevis vi har inhämtat är tillräckliga och ändamålsenliga som grund för våra uttalanden.

Styrelsens och verkställande direktörens ansvar

Det är styrelsen som har ansvaret för förslaget till dispositioner beträffande bolagets vinst eller förlust. Vid förslag till utdelning innefattar detta bland annat en bedömning av om utdelningen är försvarlig med hänsyn till de krav som bolagets och koncernens verksamhetsart, omfattning och risker ställer på storleken av moderbolagets och koncernens egna kapital, konsolideringsbehov, likviditet och ställning i övrigt.

Styrelsen ansvarar för bolagets organisation och förvaltningen av bolagets angelägenheter. Detta innefattar bland annat att fortlöpande bedöma bolagets och koncernens ekonomiska situation, och att tillse att bolagets organisation är utformad så att bokföringen, medelsförvaltningen och bolagets ekonomiska angelägenheter i övrigt kontrolleras på ett betryggande sätt. Den verkställande direktören ska sköta den löpande förvaltningen enligt styrelsens riktlinjer och anvisningar och bland annat vidta de åtgärder som är nödvändiga för att bolagets bokföring ska fullgöras i överensstämmelse med lag och för att medelsförvaltningen ska skötas på ett betryggande sätt.

Revisorns ansvar

Vårt mål beträffande revisionen av förvaltningen, och därmed vårt uttalande om ansvarsfrihet, är att inhämta revisionsbevis för att med en rimlig grad av säkerhet kunna bedöma om någon styrelseledamot eller verkställande direktören i något väsentligt avseende

- företagit någon åtgärd eller gjort sig skyldig till någon försummelse som kan föranleda ersättningsskyldighet mot bolaget, eller
- på något annat sätt handlat i strid med aktiebolagslagen, årsredovisningslagen eller bolagsordningen.

Vårt mål beträffande revisionen av förslaget till dispositioner av bolagets vinst eller förlust, och därmed vårt uttalande om detta, är att med rimlig grad av säkerhet bedöma om förslaget är förenligt med aktiebolagslagen.

Rimlig säkerhet är en hög grad av säkerhet, men ingen garanti för att en revision som utförs enligt god revisionssed i Sverige alltid kommer att upptäcka åtgärder eller försummelser som kan föranleda ersättningsskyldighet mot bolaget, eller att ett förslag till dispositioner av bolagets vinst eller förlust inte är förenligt med aktiebolagslagen.

Som en del av en revision enligt god revisionssed i Sverige använder vi professionellt omdöme och har en professionellt skeptisk inställning under hela revisionen. Granskningen av förvaltningen och förslaget till dispositioner av bolagets vinst eller förlust grundar sig främst på revisionen av räkenskaperna. Vilka tillkommande granskningsåtgärder som utförs baseras på vår professionella bedömning med utgångspunkt i risk och väsentlighet. Det innebär att vi fokuserar granskningen på sådana åtgärder, områden och förhållanden som är väsentliga för verksamheten och där avsteg och överträdelser skulle ha särskild betydelse för bolagets situation. Vi går igenom och prövar fattade beslut, beslutsunderlag, vidtagna åtgärder och andra förhållanden som är relevanta för vårt uttalande om ansvarsfrihet. Som underlag för vårt uttalande om styrelsens förslag till dispositioner beträffande bolagets vinst eller förlust har vi granskat styrelsens motiverade yttrande samt ett urval av underlagen för detta för att kunna bedöma om förslaget är förenligt med aktiebolagslagen.

Revisorns granskning av bolagsstyrningsrapporten

Det är styrelsen som har ansvaret för bolagsstyrningsrapporten på sidorna 23–26 och för att den är upprättad i enlighet med årsredovisningslagen.

Vår granskning har skett enligt FARs uttalande RevU 16 Revisorns granskning av bolagsstyrningsrapporten. Detta innebär att vår granskning av bolagsstyrningsrapporten har en annan inriktning och en väsentligt mindre omfattning som en revision enligt International Standards on Auditing och god revisionssed i Sverige har. Vi anser att denna granskning ger oss tillräcklig grund för våra uttalanden.

En bolagsstyrningsrapport har upprättats. Upplysningar i enlighet med 6 kap. 6§ andra stycket punkterna 2–6 årsredovisningslagen samt 7 kap. 31 § andra stycket samma lag är förenliga med årsredovisningens och koncernredovisningens övriga delar samt är i överensstämmelse med årsredovisningslagen.

Stockholm den 31 mars 2017

Grant Thornton Sweden AB

Stefan Hultstrand
Auktoriserad revisor

STYRELSE



Jenny Pizzignacco

Född 1979
Civilekonom, Lunds universitet
Medlem av styrelsen sedan 2014.
VD för Dedicare Nurse Sverige AB.
Aktier i Uniflex: 351 140 B-aktier

Thomas Krishan

Född 1968
Född 1968
Civilekonom, Uppsala universitet
Medlem av styrelsen sedan 2013.
Bedriver sedan 2003 egen verksamhet inom investeringar.
Aktier i Uniflex: 1 197 393 B-aktier

Björn Örås

Född 1949
Fil. kand. i ekonomi, Lunds universitet
Styrelseordförande, Uniflex grundare och medlem av styrelsen sedan grundandet.
Styrelseordförande i Poolia AB, Dedicare AB och Bro Hof Slott AB.
Aktier i Uniflex: 4 023 815 A-aktier och 3 101 445 B-aktier

Monica Lindstedt

Född 1953
Civilekonom, Handelshögskolan i Stockholm
Medlem av styrelsen sedan 2004.
Styrelseordförande i Hemfrid i Sverige AB, ordförande i Företagarna samt styrelseledamot i Sveriges Television AB, Coor Service Management Holding AB, Apotea AB och AB Gullringsbo Egendomar.
Aktier i Uniflex: 15 000 B-aktier

Eva Gidlöf

Född 1979
Fil. kand./Samhällsvetarexamen, Uppsala universitet
Medlem av styrelsen sedan 2016.
Styrelseordförande i Metria AB och FörsäkringsGirot AB, vice styrelseordförande i SBC Sveriges Bostadsrättscentrum AB samt styrelseledamot i Mercuri International Group AB och Stockholms Handelskammare.
Aktier i Uniflex: 10 000 B-aktier

Revisorer

Stefan Hultstrand

Född 1955
Auktoriserad revisor Grant Thornton Sweden AB

VD OCH ANDRA LEDANDE BEFATTNINGSHAVARE



Jan Bengtsson

VD
Född 1967
Civilekonom, Stockholms universitet
VD sedan 2002
Aktier i Uniflex: 168 000 B-aktier
Teckningsoptioner i Uniflex: 140 000 st.



Kent Thudén

Ekonomichef
Född 1965
Anställd sedan 2008
Aktier i Uniflex: 0
Teckningsoptioner i Uniflex: 22 000 st.



Eleonore Häger

HR-chef
Född 1986
Anställd sedan: 2010
Aktier i Uniflex: 0
Teckningsoptioner i Uniflex: 0



Jonas Nilsson

Marknadsområdeschef
Född 1968
Anställd sedan 2002.
Aktier i Uniflex: 19 500 B-aktier
Teckningsoptioner i Uniflex: 22 000 st.



Mattias Melander

Marknadsområdeschef
Född 1974
Anställd sedan 2006
Aktier i Uniflex: 0
Teckningsoptioner i Uniflex: 22 000 st.



Claes Gellstrup

Försäljningschef
Född 1972
Anställd sedan: 2017
Aktier i Uniflex: 0
Teckningsoptioner i Uniflex: 0



Christopher Carey

VD Uniflex Norge AS
Född 1977
Anställd sedan 2010
Aktier i Uniflex: 0
Teckningsoptioner i Uniflex: 7 000 st.



Esa Rantanen

VD Uniflex Suomi Oy
Född 1963
Anställd sedan 2016
Aktier i Uniflex: 0
Teckningsoptioner i Uniflex: 0



Targan Kursun

VD Uniflex Personal GmbH
Född 1975
Anställd sedan: 2015
Aktier i Uniflex: 0
Teckningsoptioner i Uniflex: 0

AKTIEÄGARINFORMATION

ÅRSSTÄMMA

Ordinarie årsstämma för aktieägarna i Uniflex AB (publ) hålls tisdagen den 25 april 2017, klockan 16.00 på Hotell Scandic Anglais på Humlegårdsgatan 23 i Stockholm.

DELTAGANDE I STÄMMAN

Aktieägare som vill delta i årsstämman ska vara införd i den av Euroclear Sweden AB förda aktieboken onsdagen den 19 april samt anmäla sin avsikt att delta enligt nedan. Det innebär att aktieägare som låtit förvaltarregistrera sina aktier måste inregistrera aktierna i eget namn i aktieboken för att få delta i årsstämman. För att sådan registrering skall kunna ha skett till den 19 april måste aktieägaren underrätta sin förvaltare i god tid dessförinnan.

ANMÄLAN

Aktieägare som önskar delta i årsstämman ska senast torsdagen den 20 april 2017 klockan 12.00 anmäla sig till bolaget under adress: Uniflex AB, Att: Kent Thudén, Box 7014, 121 07 Stockholm-Globen.

Anmälan kan också göras via e-mail till kent.thuden@uniflex.se

Vid anmälan uppges namn, adress, person- eller organisationsnummer, telefon, e-mailadress och antal aktier. Eventuella biträden måste också föranmälas.

KALLELSE TILL ÅRSSTÄMMAN

Kallelse till årsstämman kommer att ske genom annonsering Post- och Inrikes Tidningar samt på bolagets webbplats. Vid tidpunkten för kallelse kommer information om att kallelse skett annonseras i Svenska Dagbladet. Dagordningen och ärenden för årsstämman kommer att framgå av kallelsen.

UTDELNING

För 2016 föreslår styrelsen en ordinarie utdelning om 1,50 kronor per aktie baserat på 17 361 690 aktier, motsvarande 26,0 MSEK.

Avstämningsdag för utdelningen föreslås till torsdagen den 27 april 2017. Utbetalning beräknas då ske den 3 maj.

Kalendarium 2017

Delårsrapport januari–mars 2017	25 april, klockan 13:30
Årsstämma i Uniflex AB	25 april, klockan 16:00
Delårsrapport januari–juni 2017	14 juli, klockan 07:25
Delårsrapport januari–september 2017	18 oktober, klockan 13:30
Bokslutskommuniké 2017	februari 2018

SVERIGE

Uniflex Sverige AB
Arenavägen 57
Box 7014
121 07 Stockholm-Globen
Tel 08-555 368 00
info@uniflex.se

Utvecklingshuset COM AB
Västra Hamngatan 24–26
403 15 Göteborg
Tel 010-454 40 04
kontakt@utvecklingshuset.se

NORGE

Uniflex Norge AS
Grenseveien 92
0663 Oslo
Tel +47 22 36 22 21
info@uniflex.no

FINLAND

Uniflex Suomi Oy
Kaikukatu 2
00530 Helsinki
Tel +358 (0)40 689 3200
info@uniflex.fi

TYSKLAND

Uniflex Personal GmbH
Ostenhellweg 50
44135 Dortmund
Tel +49 231 99956500
info@uniflex-personal.de

UNIFLEX
BEMANNING

Ineko Finanstryck 2017 - 283867

UNIFLEX AB

ÅRSREDOVISNING 2015

UNIFLEX
BEMANNING

INNEHÅLLSFÖRTECKNING

EKONOMISK INFORMATION 2016

Delårsrapport, januari–mars	26 april, klockan 13:30
Årsstämma för verksamhetsåret 2015	26 april, klockan 16:00
Delårsrapport, april–juni	15 juli, klockan 07:25
Delårsrapport, juli–september	18 oktober, klockan 13:30
Bokslutskommuniké för 2016	februari, 2017

ÖVRIGT

ISIN-kod	SE0001283607
Kortnamn på Nasdaq Stockholm Small Cap	UFLX

UNIFLEX HISTORIK I KORTHET

2002	Uniflex etableras som ett självständigt dotterbolag i Poolia-koncernen. Uniflex fokuserar på industri, lager och kontor.
2004	Uniflex utskiftas från Poolia och noteras på First North.
2005	Uniflex kvalitetscertifieras enligt ISO 9001 samt miljöcertifieras enligt ISO 14001.
2006	Uniflex noteras på Stockholmsbörsens Nordiska lista.
2010	Uniflex etablerar ett dotterbolag i Oslo, Norge.
2011	Uniflex startar ett dotterbolag i Helsingfors, Finland.
2011	Uniflex arbetsmiljöcertifieras enligt OHSAS 18001.
2013	Uniflex startar ett dotterbolag i Tyskland.
2013	Uniflex förvärvar omställningsbolaget Utvecklingshuset.
2014	Ny strategi.

UNIFLEX I KORTHET

UNIFLEX BEMANNAR INDUSTRI, LAGER, BYGG OCH KONTOR

- Uniflex är ett Auktoriserat bemanningsföretag som arbetar med uthyrning, rekrytering och omställning av personal inom yrkesområdena industri, lager, bygg, el, administration, försäljning och kundservice.
- Uniflex är noterat på Nasdaq Stockholm, Small Cap, och finns i Sverige, Norge, Finland och Tyskland.
- Uniflex är medlem i Almega Bemanningsföretagen och har kollektivavtal med LO, Unionen och Akademikerförbunden.
- Uniflex är kvalitets-, miljö- och arbetsmiljöcertifierat.
- Inom de yrkesområden Uniflex arbetar är ambitionen att erbjuda marknaden rätt pris på bemanningstjänster.
- Den 31 december 2015 fanns Uniflex på runt 40 orter i Sverige, 6 orter i Norge, 5 orter i Tyskland och i Helsingfors, Finland.
- Vid årsskiftet hade Uniflex 3 474 anställda, varav 3 089 i Sverige, 151 i Norge, 90 i Finland och 144 i Tyskland.
- Totalt omsatte de yrkesområden som Uniflex är verksamt inom cirka 13,6 miljarder kronor i Sverige 2015. Uniflex andel var 8,4 procent.

UNIFLEX LEDSTJÄRNOR

- Affärsfokus – Vi skapar kundanpassade lösningar som ger långsiktiga affärsfördelar både för våra kunder och oss.
- Engagemang – Vi gör alltid vårt bästa och ger det lilla extra.
- Glädje – Vi ska ha ett positivt arbetsklimat och det ska vara roligt att arbeta hos oss.
- Ansvarstagande – Vi ska ha en god affärsetik, vi står för vad vi gör och vi håller vad vi lovar.

FINANSIELL UTVECKLING OCH STÄLLNING

- Omsättningen ökade med 10 procent under 2015 till 1 288 MSEK (1 173).
- Rörelsemarginalen under 2015 uppgick till 3,1 procent (1,5).
- Per den 31 december 2015 uppgick de likvida medlen till 46,6 MSEK (16,6) och soliditeten till 29,6 procent (26,9).

UTVECKLING I SAMMANDRAG

	2015	2014	2013	2012	2011
Omsättning, MSEK	1 288	1 173	1 398	1 578	1 614
Rörelseresultat, MSEK	40,5	17,4	21,5	20,5	69,6
Rörelsemarginal, %	3,1%	1,5%	1,5%	1,3%	4,3%
Antal årsanställda, genomsnitt	2 809	2 633	3 219	3 622	3 651



NYA STRATEGIN IMPLEMENTERAD OCH FÖRBÄTTRAT RESULTAT

Vi har förbättrat vårt resultat avsevärt under 2015 jämfört med föregående år. Rörelseresultat har mer än fördubblats och rörelsemarginalen har förbättrats markant. Det visar att vår förändrade strategi där vi gått från lägst pris till rätt pris har varit ett lyckodrag. Det ger oss samtidigt råg i ryggen. Nu står vi rätt positionerade inför framtiden.

Omsättningen på samtliga av våra marknader har ökat jämfört med föregående år, med undantag för Norge. Med ett mer än fördubblat rörelseresultat och en markant förbättring av vår rörelsemarginal visar vi att vi är på god väg. Men vi strävar mot högre mål än så.

Vår förändrade strategi är en nyckelfaktor. Genom att gå från lägst pris till rätt pris har vi under året lyckats med vår ambition att ta bättre betalt för den kompetens och flexibilitet vi faktiskt tillhandahåller. Nu satsar vi på att få upp rörelsemarginalen ytterligare, för att nå vårt uttalade mål där den genomsnittliga rörelsemarginalen ska överstiga fem procent över en konjunkturcykel.

I Finland har bolagets omsättning ökat för helåret 2015 och för det tredje och det fjärde kvartalet uppvisades ett positivt rörelseresultat. Det är vår förhoppning att den utvecklingen fortsätter och att den finska verksamheten fortsätter att växa och att göra vinst.

När det gäller Tyskland räknar vi med en uppryckning efter att en ny VD rekryterades i oktober. Vår bedömning är att den rekryteringen påverkar omsättning och resultat positivt framöver. Den tröga konjunkturen i Norge har däremot medfört att verksamheten i Norge har minskat under året. Självklart är det vår uppfattning att den norska verksamheten i Norge måste gå med vinst framöver, trots en svagare konjunktur.

Bemanningsbranschen är ju överlag konjunkturkänslig. Den svenska konjunkturen för bemanningsbranschen har varit bättre under 2015 jämfört med föregående år, som präglades av ryckig efterfrågan.

För Norge, Sverige och Tyskland spås ökande BNP-siffror för både 2016 och 2017 och för Finland ser recessionen ut att vara över. Därför går vi in i 2016 med optimism. Ekonomin ser ut att stärkas ytterligare, inte minst i Sverige. Vårt fokus ligger nu på att fortsätta på den ingångna vägen med målet att öka lönsamheten ytterligare och att fortsätta att växa.

På ett politiskt plan finns det en del osäkerhet – såväl inhemskt och internationellt. Svensk politik präglas just nu av ställningskrig snarare än konstruktiva samarbeten. Det medför att färre saker blir gjorda. Vi har förhoppningen att svensk arbetsmarknad ska reformeras och att Arbetsförmedlingen ska konkurrensutsättas. Skulle Arbetsförmedlingen kompletteras med privata aktörer, såsom bemanningsföretag, skulle effektiviteten definitivt höjas och fler skulle sättas i arbete.

Men det finns också mycket att glädjas över. En sådan sak är alla de duktiga individer som arbetar här på Uniflex. Våra framgångar utgår trots allt ifrån vår fantastiska personal. Det handlar om alla medarbetare som arbetar hos våra kunder och de som arbetar med försäljning, personalhantering och administration på ett förtjänstfullt sätt.

Därför skulle jag avslutningsvis jag vilja tacka såväl medarbetare som kunder för ett bra samarbete under 2015, där vi ser fram emot ett givande år 2016.

Jan Bengtsson
Verkställande direktör

AFFÄRSIDÉ, MÅL OCH STRATEGIER

AFFÄRSIDÉ
Vi ska vara bäst på att förse företag och organisationer med den kompetens som tillfälligt eller permanent tillgodoser deras behov inom vår nisch.

FINANSIELLA MÅL
Tillväxt
Uniflex har målsättningen att organiskt växa snabbare än marknaden inom de yrkesområden där bolaget är verksamt.

Lönsamhet
Uniflex har som målsättning att rörelsemarginalen över en konjunkturcykel i genomsnitt skall uppgå till fem procent.

Soliditet
Uniflex styrelse har uppfattningen att Uniflex skall ha en stark kapitalbas och att bolagets tillväxt huvudsakligen skall finansieras med eget kapital. Mot bakgrund av detta anser Uniflex att bolagets soliditet skall överstiga 15 procent.

Utdelningspolicy
Uniflex mål för utdelning är att den ska överstiga 50 procent av årets vinst.

STRATEGIER
Uniflex strategi kan sammanfattas i följande huvudpunkter:

Rätt pris
Rätt pris innebär att Uniflex erbjuder kunder som köper mycket ett lägre pris än de som köper lite. För att kunna uppnå detta med bibehållande av en god vinstmarginal krävs låga omkostnader. Vidare innebär det att ju lägre priset är, desto fler konsulter behöver innepersonalen kunna hantera.

Snabbhet
Uniflex har en organisation och ett arbetssätt som är utformade efter kundernas önskemål om snabba leveranser av personal. Ofta väljer kunderna att hyra personal från den som snabbast kan leverera.

Flexibilitet
På motsvarande sätt som kunderna önskar snabb leverans av personal har de ibland behov av att snabbt kunna fasa ut inhyrd personal. Uniflex har en organisation väl anpassad även till dessa krav.

DANIAL SHWAN, KONSULT UNIFLEX BEMANNING

"Jag har varit anställd på Uniflex som konsult sedan mars 2015. Idag jobbar jag på Anebyhusgruppen där jag trivs väldigt bra. Det är bra att jobba inom bemanning då man enklare får jobb och det är mer flexibelt. Jag har fått en bra kontakt med min personalansvarige på Uniflex. Jag upplever också att Uniflex har högre närvaro än vad andra bemanningsföretag har" säger Danial Shwan, konsult på Uniflex Bemanning.



300/543

AFFÄRSMODELL

Uniflex erbjuder snabb och flexibel bemanning till rätt pris. Erbjudandet gäller yrkesområden som lämpar sig för uthyrning av personal i större antal. Vissa arbetsuppgifter som skall utföras är av enklare slag och kräver inte förkunskaper. Andra uppdrag kräver relevant erfarenhet eller licens som till exempel ett truckförarkort. Arbetet kräver inte akademisk utbildning.

Fokus ger kompetens och stordrift

För att kunna möta kundernas behov av snabbhet och flexibilitet till en rimlig kostnad fokuserar Uniflex på att arbeta med kunder med potential att upphandla stora volymer.

Genom fokusering på de utvalda yrkesområdena:

- Industri
- Lager
- El & Tele
- Bygg & Anläggning
- Växel & Reception
- Försäljning & Kundservice
- Administration

uppnår Uniflex hög kunskapsnivå och stort förtroende i arbetet med försäljning, rekrytering och leverans. Det i sin tur skapar försäljningsvolymer och stordriftsfördelar.

Försäljning – rekrytering – leverans

Försäljningsarbetet pågår kontinuerligt för att upprätthålla och öka efterfrågan. Hos stora kunder tecknar ofta kundens centrala inköpsavdelning ramavtal på normalt 1–2 år med ett mindre antal leverantörer av bemanningstjänster. Den faktiska beställningen och leveransen är lokal. Det är således viktigt att det finns en närvaro på de orter där man önskar göra affärer.

Fokus på utvalda yrkesområden ger hög effektivitet i rekryteringen inom de yrkeskategorier som erbjuds. Uniflex personalansvariga har utvecklat en förmåga att snabbt kunna matcha kundens behov med rätt personal. För att hålla en hög leveranskapacitet pågår en ständig rekryteringsprocess av personal.

Under leverans har såväl kund- som personalansvariga nära kontakt med kunden och den uthyrda personalen för att följa upp och garantera att arbetet möter kundens förväntningar och för att säkerställa personalens trivsel.

Rekrytering och omställning

Som ett komplement till personaluthyrning erbjuder Uniflex sina kunder tjänster för rekrytering av personal samt omställningslösningar vid övertalighet. Omställningslösningar levereras av dotterbolaget Utvecklingshuset COM AB.

Organisationsstruktur

Uniflex har valt en organisationsstruktur (bilden nedan) som syftar till att behålla det lilla företagets närhet, engagemang och flexibilitet samtidigt som kunderna ges tryggheten av att samarbeta med ett stort företag. Det uppnås genom att affärsverksamheten är uppdelad i affärsområden som består av ett mindre antal säljare och personalansvariga samt upp till ett par hundra uthyrda.

AFFÄRSMODELL


Nytt affärsområde
50-200 uthyrda
Affärsområden
UNIFLEX
BEMANNING

När ett nytt affärsområde startas består det endast av en affärsområdeschef. Affärsområdet byggs sedan stegvis ut och ska som mest omfatta fem innepersoner. Därefter startas ett nytt affärsområde på samma ort eller närliggande ort. Varje affärsområde har ett eget resultatansvar och utgör även en provisionsenhet. Ett affärsområde leds av en affärsområdeschef som rapporterar till en regionchef. I takt med att Uniflex växer utses fler affärsområdeschefer och regionchefer. Chefspositioner tillsätts framförallt med personal som redan arbetar på Uniflex och känner företagets kultur.

Staben hålls liten och effektiv. Vid tillfälliga arbetstoppar lever vi som vi lär och hyr in personal. Totalt sett ska antalet utepersoner i förhållande till innepersoner vara så högt som möjligt.

INTÄKTS- OCH KOSTNADSMODELL

Intäkter

Uniflex kunder betalar per timme för den inhyrda personalen. Uppdragen är vanligen heltid och varar från en dag till flera månader. Priset kunden betalar omfattar lön, sociala avgifter, semesterersättning, pension plus ett visst påslag.

Kostnader

Uniflex kostnader består till övervägande del av personalkostnader. För att snabbt kunna anpassa kostnaderna till intäkterna strävar Uniflex efter att ha stor andel rörliga kostnader.

Majoriteten av den uthyrda personalen är anställd med garantilön. En annan typ av personal är studenter som arbetar extra och endast får lön då de arbetar. Ledning, personal med kundkontakt och administrativ personal är anställda med både fasta och rörliga lönedelar. All personal börjar med någon form av provanställning. Investeringar och fasta kostnader är låga tack vare korta lokal- och leasingkontrakt och outsourcad IT-drift.

Med fokus på försäljning, rekrytering och leverans kan Uniflex uppnå en hög debiteringsgrad för sina anställda. Stor vikt läggs vid nyckeltalet uthyrda personer i relation till antalet säljare, personalansvariga och övrig administrativ personal.

FÖRDELNING AV ANSTÄLLDA PER ANSTÄLLNINGSFORM


Provanställda, 29%
Studentanställda, 32%
Tillsvidareanställda, 39%

FÖRDELNING INDUSTRI OCH LAGER, KONTOR RESPEKTIVE BYGG & ANLÄGGNING


70
60
50
40
30
20
10
0
58%
33%
9%
53%
40%
7%
57%
34%
9%
62%
31%
7%
59%
35%
6%
2011
2012
2013
2014
2015
Industri & Lager
Kontor
Bygg & Anläggning

Källa: Uniflex

SHILOH INDUSTRIES AB, OLOFSTRÖM

"Vi har ett nära samarbete med hög flexibilitet"



Shiloh Industries är en ledande global leverantör av metallprodukter till fordonsindustrin och allmän industri. Shilohs produktionsprocesser omfattar pressning, gjutning och sammanfogning i stål, olika legeringar, aluminium, magnesium eller en kombination av dessa.

"Vi har samarbetat med Uniflex i ca två års tid. Vi har en så kallad On Site-lösning där Uniflex har eget kontor och sitter på plats en dag i veckan. Detta har medfört att vi har fått ett närmare samarbete med hög flexibilitet, tätare kontakter och snabbare leveranser. Eftersom Uniflex har ett eget kontor här så har de också en bra kontakt med personalen. Den inhyrda personalen får snabbt svar på frågor och kan enkelt hämta arbetskläder eller dokument som behövs, detta ser vi väldigt positivt på. När vi haft tillfälliga nedgångar har Uniflex också varit väldigt duktiga på att sysselsätta den personalen som vi blivit tvungna att avsluta. När det sedan vänt uppåt så har vi i princip kunnat få tillbaka samtliga som har avslutats, produktionen blir då inte lidande då personalen redan är upplärda" säger Peter Åkesson, Värdeflödeschef på Shiloh Industries AB i Olofström.

UNIFLEX POSITION

Uniflex positionerar sig som en marknadsledande aktör inom yrkesområdena:

- Industri
- Lager
- El & Tele
- Bygg & Anläggning
- Växel & Reception
- Försäljning & Kundservice
- Administration

Här har Uniflex anpassat sitt erbjudande till de större kundernas behov att snabbt få tillgång till bra personal till rätt pris, ofta i större volymer.

Genom sin renodling kan Uniflex fokusera på att vara starka inom ett fåtal yrkesområden. Kombinationen av att Uniflex är ett stort välrenommerat företag samtidigt som det har lokal närvaro uppskattas av kunder och personal.

KUNDER

Uniflex kunder är främst industri-, bygg- och logistikföretag som till exempel Cramo, Skanska och Schenker samt kundserviceföretag såsom Coor och ISS.

Viktiga försäljningsfaktorer

Pris och tillgänglighet viktigt för kunden

Uniflex kunder har behov av att snabbt få personal på plats till en rimlig kostnad och i många fall ett större antal personer. Det är viktigt att den uthyrda personalen har en tillräckligt god kompetens, men pris, service och tillgänglighet på personal har också betydelse.

Prismedvetna kunder

Kunderna är prismedvetna och upphandlar ofta tjänster från olika bemanningsföretag. Uniflex erbjuder stora kunder ett lågt pris vilket gör att stora volymer är gynnsamt. Uniflex bearbetar därför främst stora och medelstora företag med potential att bli stora beställare. Det rör sig om såväl stora multinationella företag med verksamhet på många orter som lokala företag med mer än 50 anställda.

Lokal närvaro viktig för affären

Hos stora kunder tecknar ofta den centrala inköpsavdelningen ramavtal på normalt 1–2 år med ett mindre antal leverantörer av bemanningstjänster. Den faktiska beställningen och leveransen är lokal. Det är således viktigt att det finns en närvaro på de orter där man önskar göra affärer.

Kundens behov utvecklas

Inhyrd personal allt vanligare

För kunderna har det blivit naturligt att se personal från bemanningsföretag som en del av personalstyrkan. Ansvariga har lärt sig att inhyrd personal är ett effektivt sätt att klara arbetstoppar, sjukfrånvaro och även den löpande verksamheten. Många kunder har även som strategi att ha en viss del av personalen inhyrd.

Uniflex kundmix

Större kunder skapar nödvändig volym

Uniflex arbetar med Key Account Managers (KAM) som är fokuserade på de stora kunderna. KAM bearbetar de centrala inköpsavdelningarna och ger sedan Uniflex lokala kontor stöd i kontakten med kundens lokala organisation.

	2015	2014	2013	2012	2011
80% av omsättning	70 största kunder	85 största kunder	62 största kunder	54 största kunder	72 största kunder
5 största kunder	30% av omsättning	29% av omsättning	36% av omsättning	42% av omsättning	37% av omsättning
Största kund	10% av omsättning	10% av omsättning	12% av omsättning	15% av omsättning	13% av omsättning

PERSONAL

Engagerade medarbetare

Ett bemanningsföretags personal är dess största tillgång. Uniflex arbetar därför målmedvetet för att alltid ha motiverade och engagerade medarbetare. Det är en förutsättning för att säkerställa kvaliteten på våra uppdrag och för att uppnå företagets mål.

KONSULTERNA (Den uthyrda personalen)

Rekrytering

Rekrytering av personal sker genom platsannonsering, hemsidorna samt genom att anställda tipsar sina vänner.

Förutom intervjuer, tas referenser och kopior av betyg och certifikat innan en sökande anställs. Beroende på kundens behov kan även vissa tester göras.

Omhändertagande och anställningsvillkor

Kunskap ger trygghet

Den uthyrda personalen skall alltid känna trygghet i sitt arbete när de arbetar för våra kunder. Uniflex lägger stor vikt vid utbildning och information till sina anställda. Till hjälp finns en lättillgänglig personalhandbok, både i pappersform men även som en interaktiv personalhandbok i vår kunskapsportal. Uniflex följer alltid upp och bekräftar medarbetarnas insats i regelbundna avstämningar och medarbetarenkäter.

Social gemenskap

Att vara anställd på Uniflex innebär också att ingå i en social gemenskap. Företaget erbjuder löpande sociala aktiviteter för att företagets anställda skall träffas och utbyta erfarenheter. Uniflex erbjuder också all sin personal friskvårdsbidrag.

Fullt arbetsgivaransvar

Uniflex anställer sin personal och har därmed arbetsgivaransvaret medan arbetsledningen sköts av kunden. Kunden tillhandahåller också eventuella nödvändiga verktyg, maskiner, telefonisystem och liknande.

Extraarbete för studenter

Uniflex ger också möjligheter till arbete för studenter, andra som har en alternativ sysselsättning och pensionärer. De kan åta sig tidsbegränsade anställningar från någon dag till längre åtaganden i kombination med studier eller annan sysselsättning.

Personalomsättning

Hög personalomsättning normalt

Ett naturligt led i Uniflex verksamhet är hög personalomsättning bland konsulterna. I många fall blir både konsulten och kunden så nöjda med varandra att en uthyrning övergår i en anställning hos kunden. I andra fall vill konsulten bara arbeta en kortare tid. Många är unga och har sin första anställning hos Uniflex vilket gör det naturligt att en del väljer att återgå till studier eller att resa.

I dagsläget har det blivit allt vanligare att ta anställning på ett bemanningsföretag. Allt fler arbetstagare föredrar denna typ av anställning då det ger möjlighet till ett flexibelt arbete och ett mindre beroende av en enda arbetsgivare i tider av neddragningar.

INTERN PERSONAL

Den interna personalen består huvudsakligen av säljare och personalansvariga samt ledning och stab.

Sammansvetsade team

Säljare och personalansvariga arbetar i team, så kallade affärsområden. Ett affärsområde leds av en Affärsområdeschef som, förutom att leda affärsområdet, även agerar som säljare. Säljare ansvarar för att hitta nya kunder och vidareutveckla gamla. De samarbetar med de personalansvariga som hanterar rekrytering och leverans av personal till kunden. En god samverkan mellan säljare och personalansvariga är viktig för att bemanna projekt och utveckla kunderna.

De olika teamen får olika grad av specialisering mot olika branscher beroende på kundunderlaget på den ort de befinner sig.

Key Account Managers

Affärsområdena stöds av Key Account Managers som inriktar sig på försäljning till stora företag där upphandlingen sköts centralt.

Entreprenörsanda uppmuntras

Affärsområdet utgör grunden för den interna personalens tillhörighet i organisationen. I teamet uppmuntras entreprenörsanda och kreativitet för att skapa nya affärer. De olika teamen jämför sig också för att lära av varandra och sporra till bättre resultat.

UNIFLEX SOM ARBETSGIVARE

Gott anseende

Med hjälp av sina kunniga personalansvariga och dokumenterade rutiner erbjuder Uniflex sina anställda ett bra stöd och en attraktiv anställning. Det är viktigt för att ha ett gott anseende som arbetsgivare och för att kunna upprätthålla en hög rekryteringstakt.

Personalfakta 31 december 2015

Antal anställda	3 474
Antal män	2 364
Antal kvinnor	1 110
Konsulter	3 318
Intern personal	156
Genomsnittlig anställningstid konsulter	cirka 1,5 år
Genomsnittsålder	28

LAYTH ALENTABE, UNIFLEX BYGG & ANLÄGGNING

"Jag har bra kollegor där vi alltid hjälper varandra och har roligt på jobbet."

Layth Alentabe är 54 år och har varit anställd på Uniflex Bygg & Anläggning sedan november 2014. Layth är inhyrd hos en av de större aktörerna inom byggbranschen.

"Uniflex har givit mig arbete som passar mig där jag får utnyttja min kompetens som snickare och utvecklas. Det är aldrig några problem utan vi hjälps åt, det är en bra arbetsmiljö", berättar Layth Alentabe.



PROCESSER OCH IT

VÄLETABLERADE PROCESSER EN FRAMGÅNGSFAKTOR

Uniflex har satsat på att utveckla och dokumentera sina processer. Alla processer finns dokumenterade enligt ISO 9001 och Uniflex har rutinbeskrivningar som täcker hela verksamheten. Dessa är en viktig gemensam nämnare för hela organisationen och till stor hjälp i det dagliga arbetet.

Ett etablerat och dokumenterat arbetssätt är en betydelsefull framgångsfaktor för Uniflex. Företagets mål om tillväxt kräver ständig rekrytering av ny personal och att den snabbt kan få stöd i sitt arbete. Ett enhetligt sätt att arbeta på alla kontor och ute på uppdrag ökar också flexibiliteten och rörligheten i organisationen. Uniflex kunder och personal får också likhet i kontakter med Uniflex oberoende av vilket kontor man samarbetar med.

Miljöcertifiering

Uniflex driver en miljövänlig verksamhet och är i Sverige certifierat enligt ISO 14001. Arbetet innebär att ständigt verka för att minimera föroreningar i samband med persontransporter och att öka personalens kunskaper om relevanta miljöfrågor genom utbildning.

Arbetsmiljöcertifiering

Uniflex blev som första bemanningsföretag i Sverige arbetsmiljöcertifierat enligt den internationella standarden OHSAS 18001 och går därmed i bräschen för arbetsmiljöfrågor.

OHSAS 18001 innebär säkerställande av kvalitet inom samtliga delområden inom arbetsmiljö. Det inkluderar att etablera arbetsmiljörutiner för arbetsskador och tillbud, skyddsutrustning, medarbetareundersökningar, hur information kring arbetsmiljömål ska kommuniceras och rutiner kring bland annat trakasserier och diskriminering.

Industri- och byggföretag har väldigt höga krav på sig när det gäller säkerhet och arbetsmiljö, där arbetsmiljöansvaret är delat mellan ut- och inhyrare. Uniflex har valt att gå i spetsen och har genom certifieringen ett kvitto på hög kvalitet på arbetet kring de viktiga arbetsmiljöfrågorna.

ETABLERINGSMODELL

För att kunna växa och ge service till sina kunder etablerar Uniflex kontor på nya orter när behov uppstår. För att begränsa risken görs detta genom att arbeta med små och avgränsade resurser. Initialt upparbetar en Uniflexanställd säljare kontakter på den nya etableringsorten. Först när försäljningsvolymen tillåter det, anställs en personalansvarig. Vidare har Uniflex korta hyreskontrakt i enklare lokaler som snabbt kan sägas upp. Se vidare under Affärsmodell på sidan 5.

IT

IT-system

Bemanningsarbetet stöds av ett bemannings- och säljstödsystem, Intelliplan.

Outsourcad IT-drift

Uniflex har lagt driften av all IT på en extern part för att kunna fokusera på kärnverksamheten och upprätthålla en flexibel kostnadsmassa.

RASMUS LINDGREN, KONSULT UNIFLEX BEMANNING

"Jag tycker om att få arbeta på olika platser och få en varierad vardag med många kollegor samt att få uppleva och prova på nya utmaningar."



Rasmus Lindgren har varit anställd på Uniflex via Boråskontoret sedan juni 2014. Rasmus är ett riktigt föredöme för Uniflex och arbetar som ambulerande kollektivarbetare på i huvudsak NetOnNet, Flügger, Lantmännen, CityGross och Bring.

VARUMÄRKE

VARUMÄRKE OCH RENOMMÉ

Uniflex arbetar på flera plan för att stärka sin marknadsposition.

Den viktigaste kanalen är den personliga försäljningen. Uniflex säljare bearbetar personer inom näringslivet och den offentliga sektorn som tecknar avtal med bemanningsföretag till exempel inköps- och personalchefer, samt de som avropar tjänster, såsom produktionschefer, kundtjänstchefer och arbetsledare.

Att stärka Uniflex varumärke är viktigt ur försäljningssynpunkt och Uniflex arbetar aktivt med detta. När viktiga beslutsfattare känner till Uniflex ökar möjligheterna att få vara med att offerera och vinna viktiga affärer. Sedan starten 2002 har Uniflex successivt blivit mer känt i bemanningsbranschen genom olika insatser. Det är bland annat viktigt att sprida kännedomen om bolagets specialisering. Bolaget arbetar med olika mediekanaler. Insatserna syftar till att öka kännedomen om Uniflex bland såväl kunder som potentiella anställda.

Varumärkesbyggandet mot arbetssökande sker främst genom platsannonsering och hemsidorna. Utöver detta utförs även reklamkampanjer.

Uniflex är auktoriserat som bemanningsföretag av Almega-Bemanningsföretagen. Det är en betydelsefull kvalitetsstämpel för företaget. Även noteringen på Stockholmsbörsen är viktig i och med att kraven som ställs bidrar till hög kvalitet liksom ökar intresset och kännedomen om bolaget.

UNIFLEX BEMANNING

AUKTORISERAT BEMANNINGSFÖRETAG

AUKTORISERAT OMSTÄLLNINGSFÖRETAG

ANEBYHUSGRUPPEN AB, ÅSEDA

"Uniflex är proffsiga och sköter sin personal på ett väldigt bra sätt."

Anebyhusgruppen AB är ett husföretag där husmärkena Anebyhus, Ekeforshus och Kungshus, tre hustillverkare med stolta traditioner, ingår. All tillverkning sker i en och samma fabrik, mitt i det småländska skogsriket, där virkeshantering och snickeri har långa traditioner.

"Vi har sedan ett år tillbaks samarbetat med Uniflex. Vi behöver snabb leverans, snabb återkoppling och hög kvalitet på den personal som tas in och dessa krav uppfyller Uniflex med belåtenhet. Samarbetet är bra och vi har en enkel dialog med täta kontakter och bra uppföljning", säger Camilla Rosenius, Produktionschef på Anebyhusgruppen.


EKONOM

ORGANISATION

ORGANISATION

Uniflexkoncernen bestod den 31 december 2015 av tio bolag i fyra länder; Sverige, Norge, Finland och Tyskland. Verksamheten finns på runt 40 orter i Sverige, 6 orter i Norge, Helsingfors i Finland samt 5 orter i Tyskland.


UNIFLEX AB
100%
UNIFLEX NORGE AS
100%
UNIFLEX SVERIGE AB
100%
UNIFLEX SUOMI OY
100%
UNIFLEX PERSONAL GMBH
100%
UNIFLEX FORDON AB
100%
UNIFLEX SVERIGE B&A AB
100%
UNIFLEX LOGISTIK AB
100%
UNIFLEX OMSTÄLLNING AB
100%
UTVECKLINGSHUSET COM AB

Kontoren i Sverige är uppdelade i två marknadsområden för vilka marknadsområdescheferna har det övergripande ansvaret och de rapporterar direkt till VD. I varje lokalkontor finns ett eller flera affärsområden med ett gemensamt ansvar för en viss del av marknaden.

I de utländska bolagen samt i Utvecklingshuset är det respektive VD som ansvarar för hela verksamheten.

PETER HALLBERG, UNIFLEX BEMANNING

"Jag har jobbat för Uniflex på Shiloh i ca ett års tid och jag trivs väldigt bra med mina arbetsuppgifter."

Peter Hallberg, 54 år, arbetar som pressoperatör på Shiloh Industries AB i Olofström och har varit anställd på Uniflex sedan början av 2015.

"Uniflex är väldigt enkla att jobba med. Man blir alltid väl bemött och får svar på sina frågor. Bemanning är ett bra sätt att komma in i arbetslivet på. Man har större chanser att komma in på ett företag via bemanning än om man söker själv. Det är också bra att man har möjligheten att få prova ett företag och om man inte skulle trivas så får man snabbt hjälp att komma in på ett annat företag. Det bästa med Uniflex är att allt är så lättsamt, öppet och att de som jobbar där alltid är glada", säger Peter Hallberg, Konsult på Uniflex Bemanning.



DEN SVENSKA BEMANNINGSBRANSCHEN

En bransch i tillväxt

Den svenska bemanningsbranschen har fram till för några år sedan haft en stark tillväxt. Avregleringen av marknaden 1992 ledde till att ett stort antal bemanningsföretag bildades och att utländska aktörer etablerade sig på den svenska marknaden. Inledningsvis var bemanning framförallt vanlig inom kontors- och ekonomifunktioner. Yrkesområdena industri och lager saknade länge kollektivavtal med LO. År 2000 när Almega-Bemanningsföretagen, bemanningsföretagens branschorganisation i Sverige, och LO tecknade kollektivavtal inleddes en tillväxtfas som fortsatt under hela 2000-talet.

OMSÄTTNING PER YRKESOMRÅDE


Bygg, 1%
Ek./Finans, 9%
Kontor/Admin/Tele/Callcenter
Övrig marknad, 8%
Lager/Industri, 46%
IT, 8%
Teknik, 6%
Hälso/Sjukvård, 7%
Övrigt, 5%
Mf/info, 1%
Försäljning, 1%
Kontor/Admin/Tele/Callcenter
Uniflex marknad, 8%

Källa: Bemanningsföretagens utveckling 2015

Av omsättningen i den svenska bemanningsbranschen utgör Uniflex yrkesområden industri, lager, bygg och kontor cirka 55 procent.

BEMANNINGSBRANSCHENS OMSÄTTNING I SVERIGE


Miljarder
kronor
30
25
20
15
10
5
0
2011
2012
2013
2014
2015

Källa: Bemanningsföretagens utveckling 2015

Den svenska bemanningsbranschen har haft en god tillväxt de senaste fem åren och omsatte 2015 cirka 24,8 miljarder kronor (21,6 miljarder kronor 2014).

BRANSCHENS OMSÄTTNING INDUSTRI LAGER KONTOR BYGG


Miljarder
kronor
15
12
9
6
3
0
2011
2012
2013
2014
2015

Källa: Bemanningsföretagens utveckling 2015

Under de senaste fem åren har denna del av bemanningsmarknaden haft en viss tillväxt. Under 2015 ökade marknaden för de yrkesområden Uniflex är verksamt med 18 procent. Uniflex ökade under samma period sin omsättning med 10 procent.

UNIFLEX MARKNADSANDEL


Procent
15
12
9
6
3
0
2011
2012
2013
2014
2015

Källa: Bemanningsföretagens utveckling 2015

Uniflex marknadsandel har minskat från 14,2 procent 2011 till 8,4 procent 2015.

Penetrationsgraden ännu låg

Under 2015 var cirka 1,5 procent av den svenska arbetskraften sysselsatt i bemanningsbranschen. I relation till övriga Europa är detta lågt. I mer mogna marknader såsom Storbritannien, Nederländerna och Frankrike, som inte har varit reglerade, uppgår penetrationsgraden till 2–3 procent. Med penetrationsgrad menas den andel av den totala arbetskraften som är sysselsatt i bemanningsbranschen. Uniflex bedömning är att marknadstillväxten för bolagets tjänster långsiktigt kommer att öka. Nya kunder kommer till och många företag utökar bemanningsandelen av personalstyrkan. På kort sikt är tillväxten mer svårbedömd.

I många branscher har inhyrd personal blivit en naturlig del av verksamheten för att upprätthålla flexibilitet och möta förändringar i efterfrågan. Men det finns fortfarande flera branscher såsom bygg, dagligvaruhandel och restauranger där företagen ännu inte anlitar bemanningsföretag i någon större utsträckning.

Branschen är konjunkturkänslig

Likt många andra branscher är bemanningsbranschen beroende av den allmänna ekonomiska utvecklingen i samhället. Under 2009 sjönk branschens omsättning inom de yrkesområden där Uniflex verkar, för att sedan växa igen 2010–2011. Perioden 2012–2014 karaktäriserades av en i stort sett stillastående marknad för att under 2015 börja växa igen.

PENETRATIONSGRAD


Procent
4,0
3,5
3,0
2,5
2,0
1,5
1,0
0,5
0,0
Spanien
Danmark
Finland
Italien
Norge
Polen
Irland
Sverige
Portugal
Österrike
Belgien
USA
Frankrike
Tyskland
Ungern
Nederländerna
Storbritannien

Källa: Ciett Economic Report, 2015 Edition

Penetrationsgraden för bemanningstjänster är lägre i Sverige än i stora delar av övriga Europa.

OMSÄTTNINGSUTVECKLING FÖR BEMANNINGSFÖRETAGEN – ALLA YRKESOMRÅDEN


Procent
50
40
30
20
10
0
-10
-20
-30
-40
39%
26%
18%
9%
3%
1%
-2%
-4%
-8%
-4%
1%
5%
9%
5%
3%
2%
11%
16%
16%
17%
KV1 KV2 KV3 KV4
2011
2012
2013
2014
2015

Källa: Bemanningsföretagens utveckling 2015

KONKURRENSSITUATION

Fördelning i branschen

I branschorganisationen Bemanningsföretagen finns över 560 medlemsföretag av varierande storlek och inriktning, varav mer än 500 är auktoriserade bemanningsföretag och/eller auktoriserade omställningsföretag. De tio största aktörerna står för ungefär 75 procent av omsättningen.

Stora bemanningsföretag

Uniflex största konkurrenter inom bemanningsbranschen i Sverige är Randstad, Manpower, Adecco och statliga Lernia. Samtliga dessa bolag är fullsortimentsleverantörer med ett brett bemanningserbjudande som omfattar såväl högre tjänstemän som personal till de yrkesområden där Uniflex är verksamt. Dessa konkurrenter har sin grund inom området kontor och är av tradition starka just där. De var dock tidiga med att börja hyra ut industri- och lagerpersonal och har byggt upp en stark position även här.

Uniflex tidigare ägare Poolia har ett nischat erbjudande och verkar inom området kvalificerade tjänstemän. De är ingen konkurrent utan bolagen arbetar i ett fåtal fall tillsammans för att skapa ett kombinerat och konkurrenskraftigt alternativ till stora fullsortimentsleverantörer.

Lokal och regional konkurrens

Uniflex konkurrerar också med ett stort antal lokala och regionala företag. De flesta av dem är små och har i många fall endast några tiotal uthyrda personer.

Nischade konkurrenter

Ett fåtal bolag i Sverige har inriktat sig mot i stort sett samma nisch som Uniflex. Bland dessa finns till exempel statliga Lernia och Logent. Logent är dock i många delar inte ett traditionellt bemanningsföretag då de ofta tar ansvar för ett helt lager såsom logistikföretag gör.

OLIKA GRUPPER AV KONKURRENTER

Globala fullsortiments-leverantörer	Globala nisch-leverantörer	Nationella nisch-leverantörer	Lokala leverantörer
Manpower	Michael Page (tjänstemän)	Poolia, Sverige (tjänstemän)	Montico (industri och lager, södra Sverige
Adecco	Hays (tjänstemän)	Uniflex	
Randstad		Dedicare (vård) Statliga Lernia (teknik, industri) Logent (logistik)	

Bemanningsmarknaden rymmer olika typer av aktörer. Ovan visas exempel på dessa.

Olika sätt att konkurrera

Konkurrensfaktorer som kompetens, tillgänglighet och pris har olika betydelse i olika bemanningssegment.

Inom de yrkesområden där Uniflex är verksamt är det viktigt att snabbt få personal på plats, ofta ett större antal personer, till en så låg kostnad som möjligt. Inhyrd personal förväntas ha tillräcklig erfarenhet och kompetens.

Företag som söker kvalificerade tjänstemän värderar lång utbildning. Urvalsprocessen och ledtider är ofta längre. Affärer sker styckvis, men i gengäld är marginalerna något större.

Ett auktoriserat bemanningsföretag

Uniflex är medlem i Almega – Bemanningsföretagen och följer därmed branschens etiska regler. Dessa regler lägger bland annat stor vikt vid att:

- bedöma och välja medarbetare och kandidater enbart efter kompetens, kunskap och färdigheter.
- ha kunskap och agera efter de regler som gäller på arbetsmarknaden och gällande kollektivavtal.
- respektera individen och dennes integritet.

AKTÖRER I BEMANNINGSBRANSCHEN


Manpower, 16,9%
Övriga, 26,7%
Proffice, 12,1%
StudentConsulting, 2,6%
Arena Personal, 3,2%
Randstad, 3,9%
Adecco, 10,8%
Uniflex, 4,6%
Logent, 4,8%
Lernia, 7,8%
Academic Work, 6,7%

Källa: Bemanningsföretagens branschorganisation i Sverige.

Bemanningsmarknaden i Sverige är fragmenterad men domineras av ett fåtal större aktörer.

LÖNER

Kollektivavtal styr lönenivån

Uniflex har kollektivavtal med LO, Unionen och Akademikerförbunden. LO:s arbetaravtal gäller för Uniflex anställda inom industri, lager, bygg och anläggning, el och tele, butik, städ och restaurang (55 procent av den uthyrda personalen) medan Unionens tjänstemannaavtal gäller för Uniflex anställda inom område kontor, administration, call-center och reception (45 procent av den uthyrda personalen). Uniflex skall enligt LO-avtalet betala samma lön till sina anställda som kunderna i genomsnitt betalar till sina egna anställda. Detta gör att villkoren för Uniflex LO-anställda varierar beroende på vilket företag de är uthyrda till. För Uniflex tjänstemän sker lönesättningen individuellt. Kollektivavtalen gäller vanligtvis mellan ett och tre år.

Garanterad lön

Alla anställda börjar med någon form av provanställning/visstidsanställning vilken vanligen varar sex månader. Därefter blir de tillsvidareanställda. Lönen utgår per timme eller månad och den anställde är garanterad en viss lön som uppgår till mellan cirka 80 och 100 procent av en heltidslön beroende på anställningstid och kollektivavtal. Kunden betalar normalt per timme och oftast hyrs personalen in på heltid. Ett uppdrag sträcker sig vanligen över en eller flera månader, men kan också vara så kort som några timmar.

ARBETSRÄTT

Tvister

Uniflex tillämpar, i egenskap av auktoriserat bemanningsföretag, kollektivavtal för arbetare respektive tjänstemän inom bemanning. Bolaget arbetar kontinuerligt med att upprätthålla en hög kunskap i tillämpningen av kollektivavtalen samt övriga arbetsrättsliga regler som finns att förhålla sig till. Under 2015 kallade bolagets fackliga motparter till förhandling i 18 (9) olika ärenden. Majoriteten av dessa tvister kunde lösas på lokal nivå. I förhållande till antalet anställda på Uniflex, som i genomsnitt under 2015 var 3 655 (3 593) stycken, ser bolaget detta som ett fint kvitto på att det har en god efterlevnad av kollektivavtal och övriga arbetsrättsliga regler. Under 2016 kommer bolaget fortsätta arbeta på inslagna spår.

Visselpipan

Uniflex arbetar aktivt med att uppmuntra sina medarbetare till att komma med feedback och förbättringsförslag. Medarbetare på Uniflex har årliga medarbetarsamtal och utöver det får man även möjlighet att anonymt i en medarbetarenkät bedöma Uniflex som arbetsgivare. Uniflex har sedan 2012 även ett så kallat Visselpipesystem. Systemet grundar sig i att den anställde ska ges möjlighet att lämna åsikter och förslag till annan än sin närmsta chef samt även ges möjlighet att vara anonym. Man kan kontakta Visselpipan via e-post alternativt genom att skicka post. Ärendena hanteras sedan av HR-avdelningen och om önskemål om att vara anonym finns respekteras detta. Under 2015 har totalt 14 (4) stycken ärenden inkommit till Visselpipan.

Arbetsskador

I enlighet med arbetsmiljölagen 3 kap, §2 ska Uniflex systematiskt planera, leda och kontrollera verksamheten på ett sätt som säkerställer att arbetsmiljön uppfyller kraven i lagen och dess föreskrifter, samt arbetsmiljörelaterade övriga lagefterlevnadskrav. Uniflex ska löpande utreda arbetsskador, undersöka risker i verksamheten och vidta de åtgärder som krävs. Åtgärder som inte kan vidtas omedelbart ska skrivas ner i en handlingsplan och tidplaneras. Förebyggande hälsoarbete ska främjas för att förhindra ohälsa och olyckor. Under 2015 rapporterades 6 (4) tillbud samt 88 (71) arbetsskador. Varje tillbud och arbetsskada har utretts och åtgärder har vidtagits. Uniflex är sedan 2011 certifierade enligt den internationella standarden OHSAS 18001 i arbetsmiljö.

NORGE

Verksamheten i korthet

I Norge har Uniflex kontor på sex orter (Oslo, Bergen, Stavanger, Trondheim, Fredrikstad och Porsgrunn). Uniflex bemannar och rekryterar inom yrkesområdena Bygg & Anläggning, Industri & Lager och Kontor & Administration. Uniflex är medlem i branschorganisationen NHO Service.

Året som gått - 2015

Årets ingång präglades av utmaningar från oljebranschens omställning. Tyvärr ledde nedgången i oljepriset till att affärerna i oljeservicesektorn nästintill dog ut under 2015. Till följd av detta så infriades inte våra tillväxtplaner och vi tappade inom olja men vann inom byggsektorn, dessvärre uteblev tillväxten och året blev jämförbart med 2014.

Omsättningen under 2015 var jämförbar med 2014, i lokal valuta, 75,8 MNOK (76,6). Bygg & Anläggning stod för 45 procent (35) av omsättningen, Kontor & Administration för 30 procent (40) och 25 procent (25) från Industri & Lager.

Rörelseresultatet 2015 uppgick till -0,2 MNOK (-0,1 MNOK).

Antalet årsanställda i Norge var 136 stycken i genomsnitt 2015 (147).

Marknaden

Bemanningsbranschen i Norge har haft utmaningar under 2015 och nedgången har varit påtaglig inom vissa sektorer. Branschen som helhet har gått ned över 10 procent jämfört med föregående år. Delar av Norge har drabbats hårt av den omedelbara omställningen inom oljesektorn och har till följd av det också drabbats av valutaförsvagning.

Visioner

Utifrån de nödvändiga omstruktureringar vi var tvungna att göra under 2015 från oljesektorn, inleder vi 2016 med flera nya nationella avtal. Vi fick en god ökning inom byggsektorn under andra halvan av 2015 och fördjupade våra relationer inför fortsatt samarbete under 2016. Vi har fler kunder och därmed goda utsikter för tillväxt och vinst under 2016.

UNIFLEX BEMANNING

NHO SERVICE

FINLAND

Verksamheten i korthet

I Finland har Uniflex verksamhet i Helsingfors. Uniflex bemannar och rekryterar inom yrkesområdena Bygg & Anläggning, Industri & Lager och Kontor & Administration. Uniflex är medlem i branschorganisationen HPL (Henkilöstöpalveluyritysten liitto).

Vår finska verksamhet vände till vinst i det tredje kvartalet. Under det fjärde kvartalet växte omsättningen mer än 100 procent och vi fortsatte att vara lönsamma.

Marknaden

Finland hade under 2015 en BNP-tillväxt som bara var marginellt högre än noll och arbetslösheten var 9 procent. Under 2016 bedömer SEB att BNP kommer att öka 0,4 procent vilket kommer ha en positiv påverkan på oss. Bemanningsbranschens branschorganisation HPL införde under 2013 en ny auktorisering för att övervaka branschen och dess utveckling samt arbetstagarnas rättigheter och förmåner. Uniflex Suomi Oy var ett av de första företagen som fick auktorisationen.

UNIFLEX HENKILÖSTÖVUOKRAUS

hpl Henkilöstöpalveluyritysten Liiton jäsen

TYSKLAND

Verksamheten i korthet

Uniflex i Tyskland har i stort sett samma inriktning som Uniflex i Sverige och arbetar främst med industriarbetare, lagerpersonal och kundservicepersonal. Verksamheten bedrivs från kontoren i Stuttgart, Dresden, Erfurt, Recklinghausen och Dortmund.

Historik

Uniflex förvärvade den 1 mars 2013 en tysk bemanningsverksamhet med 30 MSEK i årsomsättning. Köpeskillingen uppgick till 5,2 MSEK varav 4,7 MSEK avser immateriella tillgångar vilka skrivs av med 1 MSEK per år under fem år. Omsättningen 2015 uppgick till 37 MSEK (32) och rörelseresultatet till -5,9 MSEK (-8,4) varav 1,0 MSEK avser avskrivningar av immateriella tillgångar.

Året som gått - 2015

På grund av att verksamheten varit förlustbringande byttes den tyska Vd:n ut hösten 2015. Det belastade resultatet med 0,8 MSEK i det tredje kvartalet. En ny VD tillträdde i oktober och bedömningen är att dennes insatser kommer att börja påverka omsättning och resultat positivt från och med 2016. Fokus är att öka omsättningen för att i första hand nå ett nollresultat och sedan vinst.

Marknaden

Den tyska bemanningsbranschen uppgår till ca 160 miljarder SEK enligt den tyska branschföreningen. Andelen som arbetar i branschen av totala arbetskraften är drygt 2,0 procent. I många avseenden liknar den tyska bemanningsbranschen den svenska med kollektivavtal och garantilöner.

UNIFLEX PERSONAL

INNEHÅLLSFÖRTECKNING

Styrelsen och verkställande direktören för Uniflex AB (publ), org nr 556462-0887 med säte i Stockholm, Sverige, avger härmed årsredovisning och koncernredovisning för verksamhetsåret 2015. Årsredovisningen har av styrelsen godkänts för utfärdande den 30 mars 2016. Koncernens och moderbolagets resultat- och balansräkningar ska föreläggas för fastställelse på årsstämman den 26 april 2016.

VERKSAMHETEN

Uniflex är ett Auktoriserat bemanningsföretag som arbetar med uthyrning, rekrytering och omställning av personal inom yrkesområdena industri, lager, bygg, el, administration, försäljning och kundservice.

Uniflex affärsidé är att vara bäst på att förse företag och organisationer med den kompetens som tillfälligt eller permanent tillgodoser deras behov inom Uniflex nisch. Uniflex strategi är; Rätt pris, Snabbhet och Flexibilitet. Uniflex ledstjärnor är; Affärsfokus, Engagemang, Glädje och Ansvarstagande.

Uniflex verksamhet bedrivs i fyra länder; Sverige, Norge, Finland och Tyskland.

VIKTIGA HÄNDELSER UNDER 2015

- **Fortsatt implementering av strategiförändringen från** Lägst pris till Rätt pris.
- **Ett flertal samarbetsavtal tecknade med såväl stora** som medelstora företag samt några inom offentlig sektor där Uniflex tidigare varit dåligt representerade.
- **Targan Kursun utsågs till VD för Uniflex Personal GmbH** och tillträdde i oktober.

FÖRÄNDRINGAR I KONCERNEN

Under 2015 har det inte skett några förändringar i koncernstrukturen.

ORGANISATION

Under 2015 har det inte skett några väsentliga förändringar i organisationen. Uniflex finns nu på runt 40 orter i Sverige, 6 orter i Norge, 5 orter i Tyskland samt i Helsingfors, Finland.

OMSÄTTNING

Omsättningen för koncernen ökade år 2015 med 10 procent till 1 288 MSEK (1 173).

Den del av marknaden i Sverige där Uniflex är verksamt bedöms utifrån bemanningsföretagens statistik ha ökat med 18 procent under 2015. Under motsvarande period ökade Uniflex sin omsättning med 10 procent i Sverige. Det kan konstateras att Uniflex omsättningsutveckling är sämre än totalmarknadens. Av omsättningen i Sverige kommer 65 procent (69) från arbetarsidan och 35 procent (31) från tjänstemannasidan.

Normalt är andra halvåret starkare än det första, vilket också är fallet under 2015. Under 2015 stod de fem största kunderna för 30 procent (29) av omsättningen. 70 (85) kunder stod för 80 procent av omsättningen. Ingen kund har under 2015 stått för mer än 10 procent (10) av omsättningen.

RESULTAT

Resultatet efter finansiella poster för helåret uppgick till 38,0 MSEK (17,8). Rörelseresultatet uppgick till 40,5 MSEK (17,4). Det ger en rörelsemarginal på 3,1 procent (1,5). Uniflex har som mål att rörelsemarginalen över en konjunkturcykel i genomsnitt ska uppgå till 5 procent. Under de senaste fem åren har rörelsemarginalen i genomsnitt varit 2,3 procent.

Under året genomfördes det första steget i höjningen av arbetsgivaravgifterna för unga. Det har medfört att semesterlöneskulden ökat med 3 MSEK, vilket belastat resultatet i det tredje kvartalet. Den andra delen av höjningen är beräknad att träda i kraft i juni 2016 och bolagets bedömning är att detta kommer att belasta resultatet med ca 1,5 MSEK i det andra kvartalet 2016.

LIKVIDITET OCH FINANSIERING

Uniflex styrelse har uppfattningen att Uniflex skall ha en stark kapitalbas och att koncernens tillväxt huvudsakligen skall finansieras med eget kapital. Mot bakgrund av detta anser Uniflex att bolagets soliditet skall överstiga 15 procent. Det förhållandevis låga soliditetsmåttet motiveras av att koncernen sannolikt inte kommer att göra några större bolagsförvärv eftersom Uniflex hittat en bra modell för att främja organisk tillväxt kombinerat med förvärv av mindre enheter för start av nya områden eller marknader.

Koncernens likvida medel uppgick per den 31 december 2015 till 46,6 MSEK (16,6). Under 2015 har checkräkningskrediten minskats med 20 MSEK och uppgår per 31 december 2015 till 40 MSEK. Per den 31 december 2015 har 0 MSEK (0) av krediten utnyttjats.

Kassaflödet från den löpande verksamheten var under året 44,9 MSEK (50,2). Kassaflödet från finansieringsverksamheten uppgick till –13,8 MSEK (–52,2) och avser i sin helhet utdelning, föregående år även förändring av checkräkningskredit –40,0 MSEK. Soliditeten uppgick till 29,6 procent (26,9).

INVESTERINGAR

Koncernens investeringar i anläggningstillgångar uppgick till 0,0 MSEK (0,2).

MEDARBETARE

Medelantalet anställda omräknat till heltidstjänster uppgick till 2 809 personer (2 633). Per den 31 december 2015 uppgick antalet anställda till 3 474 personer (3 195).

Uniflex har det fulla arbetsgivaransvaret för sina anställda medan arbetsledningen sköts av kunden. Uniflex följer de lagar och praxis som gäller för bemanningsföretag i respektive land som bolaget är verksamt i. På bolagets största marknad Sverige har Uniflex kollektivavtal med LO (för industri-, lager- och byggområdet), Unionen (för kontorsområdet) och Akademikerförbunden. Uniflex skall enligt LO-avtalet betala samma lön till sina anställda som kunderna i genomsnitt betalar till sina egna anställda.

MILJÖ

Uniflex driver en miljövänlig verksamhet och är certifierat enligt ISO 14001. Arbetet innebär att ständigt verka för att minimera föroreningar i samband med persontransporter och att öka personalens kunskaper om relevanta miljöfrågor genom utbildning.

Uniflex verksamhet är inte tillstånds- eller anmälningspliktig enligt miljöbalken.

AKTIEN

Uniflex är noterat på Nasdaq Stockholm Small Cap. Bolaget noterades på Stockholmsbörsens Nordiska lista den 1 november 2006. Dessförinnan var aktien noterad på First North sedan 19 november 2004 då Poolia AB skiftade ut hela sitt innehav i Uniflex till sina aktieägare. Per 31 december 2015 fanns det totalt 17 361 690 aktier i Uniflex. Aktierna är uppdelade i 4 023 815 A-aktier och 13 337 875 B-aktier. Samtliga aktier äger lika rätt till andel i Uniflex tillgångar och vinst. Aktie av serie A medför en (1) röst och aktie av serie B medför en femtedels (1/5) röst.

Bolagets största aktieägare, Björn Örås, har ett aktieinnehav om 4 023 815 A-aktier och 3 101 445 B-aktier vilket motsvarar en andel om 41,04 procent av aktiekapitalet samt 69,40 procent av antalet röster. I övrigt finns inget direkt eller indirekt aktieinnehav överstigande en tiondel av röstetalet för samtliga aktier i bolaget. För vidare information om Uniflex aktie och ägarstruktur, se sidan 26.

FRAMTID

För att återigen få koncernen att växa och nå en rörelsemarginal på fem procent över en konjunkturcykel, genomförde Uniflex under 2014 ett strategiarbete som resulterade i att bolaget ändrade strategin från lägst pris till rätt pris. Det innebär i praktiken att Uniflex har höjt priset mot ett antal kunder där bolaget tidigare inte haft tillfredsställande lönsamhet. På kort sikt innebar det att en del samarbeten avslutades, med minskade intäkter som följd. Många kunder har dock visat stor förståelse för Uniflex nya strategi och sett rimligheten i att betala för den kompetens och flexibilitet som bolaget faktiskt tillhandahåller och Uniflex är övertygat om att detta är helt rätt väg framåt.

Bolaget kommer under 2016 att fortsätta arbeta på flera plan för att stärka sin marknadsposition, bland annat genom att öka kännedomen om Uniflex på våra nya marknader.

Varumärkesbyggandet görs via personlig försäljning, olika mediekanaler samt gentemot arbetssökande, främst genom platsannonsering och företagets hemsidor.

Penetrationsgraden för inhyrd personal ligger strax över en procent i de länder Uniflex är verksamt. Det är lågt i jämförelse med vissa andra EU-länder där bemanningsbranschen inte har varit reglerad. Där är penetrationen mellan två och tre procent. Bolaget ser utifrån detta att det finns tillväxtpotential.

RISKER

Vid en konjunkturnedgång finns risk för att många kunder minskar användandet av temporär personal. En konjunkturnedgång kan också innebära en allmän prispress och ökad konkurrens från andra bemanningsföretag. Uniflex strategi att till största delen arbeta med rörlig kostnadsmassa gör att bolaget snabbt kan dra ner sina kostnader vid en konjunkturnedgång. Bolagets starka finansiella ställning är också en styrka i ett sådant skede.

I dagsläget upplever inte Uniflex några större problem med rekryteringen av ny personal. Det kan dock inte uteslutas att det vid en minskning av arbetslösheten, blir svårare att rekrytera personal.

Inom samtliga av Uniflex yrkesområden sker en del av försäljningen till få men större kunder. Bolaget skulle påverkas negativt om de försvinner och inte ersätts av nya. Bolaget minskar dock stadigt beroendet av enskilda kunder.

En risk som aktualiserats genom vissa politiska partiers uttalanden är att bemanningsföretag kan komma att ställas inför en hårdare politisk reglering.

I not 18 finns ytterligare redogörelser av koncernens risker och osäkerhetsfaktorer.

RIKTLINJER FÖR ERSÄTTNING TILL LEDANDE BEFATTNINGSHAVARE

Styrelsen föreslår att årsstämman fattar beslut om följande riktlinjer för ersättning till ledande befattningshavare inom Uniflexkoncernen.

Riktlinjerna skall omfatta verkställande direktören och övriga medlemmar av koncernledningen och skall tillämpas på anställningsavtal som ingås efter årsstämman 2016 för tiden intill nästa årsstämma, samt även på ändringar i gällande anställningsavtal som görs under sagda tid.

Ersättningar till VD beslutas av styrelsen i Uniflex. VD beslutar om ersättningar till övriga ledande befattningshavare. Styrelsen skall ha rätt att frångå av årsstämman beslutade riktlinjer om det i ett enskilt fall finns särskilda skäl för det.

Bolaget skall sträva efter att erbjuda de ledande befattningshavarna ersättningar vilka i rimlig utsträckning återspeglar den enskilde befattningshavarens och koncernens prestationer. Ersättningen kan bestå av grundlön, rörlig ersättning, pensionsförmån m.m. Fördelningen mellan grundlön och rörlig ersättning skall stå i proportion till befattningshavarens ansvar och prestation. Vid bestämmande av eventuell rörlig ersättning skall denna relateras främst till rörelseresultatet för koncernen och/eller för den del av koncernen inom vilken den aktuella befattningshavaren är verksam. Därutöver kan specifika, individrelaterade indikatorer användas vid bestämmande av nivåer för rörlig ersättning. För lönesättningen skall klart definierade prestationsnivåer tillämpas, vilka avspeglar av styrelsen beslutade planer för verksamheten. Med hänsyn till den betydelse som koncernens resultatutveckling och den individuella prestationen har för lönenivån, kan den rörliga ersättningen utgöra en betydande del av den totala ersättningen till medlemmar av koncernledningen. Den rörliga ersättningen skall för verkställande direktören kunna uppgå till högst 80 procent av grundlönen och för övriga ledande befattningshavare till högst 100 procent av grundlönen.

Styrelsen skall årligen utvärdera huruvida någon form av aktierelaterat incitamentsprogram, utöver de befintliga teckningsoptionsprogrammen 2012/2016, 2013/2017 respektive 2015/2019, skall föreslås årsstämman, vilket i förekommande fall skall gälla såsom tillägg till den rörliga ersättning till ledande befattningshavare som beskrivits ovan. Lönenivåerna skall ses över regelbundet, vanligtvis genom årlig löneutvärdering.

Verkställande direktören skall, utöver pensionsförmåner enligt lag om allmän försäkring, erbjudas ett personligt avgiftsbestämt pensionsavtal. Övriga ledande befattningshavarna skall omfattas av avgiftsbestämda pensionsplaner som i allt väsentligt skall motsvara premienivån för ITP-planen. Pensionsålder för samtliga ledande befattningshavare är 65 år.

Andra förmåner än pensionsförmåner skall inte kunna utgöra en väsentlig del av den totala ersättningen.

Uppsägningstiden för de ledande befattningshavarna skall vara högst tolv månader vid uppsägning av koncernen och högst sex månader vid uppsägning av befattningshavaren. Avgångsvederlag skall inte utgå.

Information om riktlinjer för ersättning antagna vid årsstämma 2015 samt övriga principer för anställningsvillkor avseende ledande befattningshavare finns i not 6.

BOLAGSSTYRNINGSRAPPORT

Allmänt

Uniflex AB är ett svenskt publikt aktiebolag som lyder under svensk lag och är noterat på Nasdaq Stockholm, Small Cap. Bolagsstyrningen i Uniflex utgår från svensk lagstiftning, främst den svenska aktiebolagslagen, regelverket för emittenter från Nasdaq Stockholm samt andra relevanta regler och riktlinjer.

Svensk kod för bolagsstyrning ("Koden") ingår som en del i regelverket för Nasdaq Stockholm, vilket Uniflex har förbundit sig att följa. Uniflex har tillämpat Koden sedan 1 juli 2008 och den reviderade Koden sedan 1 november 2015. Avvikelser till Koden förklaras nedan samt under respektive avsnitt.

Avvikelser från Koden

Bolagets halvårs- eller niomånadersrapport har ej granskats översiktligt av bolagets revisorer. Bolaget bedömer att den interna kontrollen är tillfredsställande och hanteringen av risker väl underbyggd varför någon översiktlig granskning av bolagets revisorer inte bedömts nödvändig.

Bolagsstämma

Aktieägarnas inflytande i bolaget utövas vid bolagsstämma, som är bolagets högsta beslutande organ. Bolagsstämma ska förberedas och genomföras på ett sådant sätt att förutsättningar skapas för aktieägarna att utöva sina rättigheter på ett aktivt och välinformerat sätt. Bolagsstämmans uppgifter regleras i aktiebolagslagen och i bolagsordningen. Årsstämma skall hållas årligen inom sex månader från utgången av räkenskapsåret. Extra bolagsstämma skall hållas om styrelsen finner skäl att hålla sådan eller om en revisor i Bolaget eller ägare till minst en tiondel av samtliga aktier i Bolaget begär det. Kallelse till stämma skall ske genom annonsering i Post och Inrikes Tidningar samt på bolagets webbplats. Vid tidpunkten för kallelse skall information om att kallelse skett annonseras i Svenska Dagbladet. Dagordningen och ärenden för årsstämman skall framgå av kallelsen.

För att få delta i stämman skall aktieägare dels vara upptagen i utskrift eller annan framställning av hela aktieboken avseende förhållandena fem vardagar före stämman, dels göra anmälan till bolaget senast klockan 12.00 den dag som anges i kallelsen till stämman. Sistnämnda dag får inte vara söndag, annan allmän helgdag, lördag, midsommarafton, julafton, nyårsafton och inte infalla tidigare än femte vardagen före stämman.

Årsstämma hölls i Stockholm den 22 april 2015. Vid årsstämman antogs riktlinjer för ersättning till ledande befattningshavare. Vid årsstämman beslutades att styrelsen skall bestå av fyra styrelseledamöter. Årsstämman beslutade att omvälja fyra av den sittande styrelsens fem styrelseledamöter. Årsstämman beslutade också att utdelning till aktieägarna skulle ske med 0,80 SEK per aktie.

Upplysningar om aktiernas röstvärde samt direkta eller indirekta aktieinnehav i Uniflex representerade minst en tiondel av röstetalet för samtliga aktier i bolaget, finns i förvaltningsberättelsen på sidan 22.

Valberedning

Val och arvodering av styrelsen och revisorer ska beredas genom en av ägarna styrd, strukturerad och bekantgjord process, som skapar förutsättningar för väl underbyggda beslut.

Valberedningen är bolagsstämmans organ med enda uppgift att bereda stämmans beslut i val- och arvodesfrågor samt, i förekommande fall, procedurfrågor för nästkommande valberedning. Valberedningens ledamöter ska, oavsett hur de utsetts, tillvarata samtliga aktieägares intresse och inte obehörigen röja vad som förekommit i valberedningen. Valberedningens uppdrag gäller till dess att ny valberedning utsetts.

Valberednings sammansättning har varit följande: Hans Hedström (Carnegie Fonder AB), Richard Hellekant (PSG Capital AB) och Björn Öräs. De tre ägarrepresentanterna representerar ca 77 procent av rösterna. Till ordförande har Hans Hedström valts.

Under året har sju sammanträden hållits. Inför årsstämman har uppdraget varit att bereda och lämna förslag till ordförande vid stämman, val av styrelse och ledamöter, val av revisorer, arvode till styrelsens ordförande och ledamöter och principer för utseende för valberedning.

Inför nomineringsprocessen för Uniflex styrelse genomförs under ordförandens ledning en utvärdering av alla styrelseledamöters insatser. Samtliga styrelseledamöter har också fyllt i en utvärderingsblankett avseende styrelsearbetet under året. Resultatet av denna utvärdering har delgivits valberedningen och har utgjort underlag för valberedningens diskussioner.

Inför årsstämman 2016 kommer valberedningen att lämna förslag till stämmoordförande, antal styrelseledamöter, styrelseordförande och styrelseledamöter samt val av revisorer. Valberedningen kommer även att lämna förslag på arvode till ordförande samt övriga ledamöter, revisorer samt föreslå hur den nya valberedningen ska utses. Valberedningens förslag presenteras i kallelsen till årsstämman och på Uniflex hemsida.

Ingen ersättning från Uniflex har utgått till valberedningens ledamöter.

Styrelsen

Styrelsen ska förvalta bolagets angelägenheter och samtliga aktieägares intressen. Styrelsen ska ha en storlek och sammansättning som säkerställer dess förmåga att förvalta bolagets angelägenheter med integritet och effektivitet. Styrelsens uppgifter regleras i aktiebolagslagen och bolagsordningen. Styrelsen svarar för bolagets organisation och förvaltning och bedömer löpande moderbolagets och koncernens ekonomiska situation. Styrelsen har fastställt styrelsens arbetsordning samt instruktioner till VD.

Formerna för styrelsens arbete ska fastställas av styrelsen och vara tydliga och väl dokumenterade. Arbetsordningen reglerar även arbetsfördelning och ansvar mellan styrelsen, dess ordförande och verkställande direktören samt innehåller ekonomiska rapporteringsrutiner för verkställande direktören.

Styrelsens ordförande har ett särskilt ansvar för att styrelsens arbete är väl organiserat och bedrivs effektivt. Ordföranden företräder bolaget i ägarfrågor. Styrelsen har bland annat till uppgift att fastställa strategier, affärsplaner, budgetar, delårsrapporter och bokslutskommunikéer. Vidare har styrelsen att övervaka verkställande direktörens arbete, tillsätta och avsätta verkställande direktör, övervaka bolagets efterlevnad av ersättning till ledande befattningshavare samt besluta om väsentliga förändringar i bolagets organisation och verksamhet.

Uniflex styrelse består av fyra ledamöter valda vid årsstämman den 22 april 2015. Styrelsen konstituerar sig vid ett styrelsemöte som hålls direkt efter årsstämman. Under 2015 har totalt åtta styrelsemöten hållits, varav ett konstituerande. Representanter för bolagets ledningsgrupp och annan ledningspersonal har under året regelbundet deltagit på styrelsemöten för att redogöra för frågor inom sina respektive områden.

				Oberoende i förhållande till	
Styrelseledamot	Funktion	Invald	Närvaro	bolaget och dess ledning	bolagets större aktieägare
Björn Örås	Ordförande	2002	8/8	Ja	Nej
Monica Lindstedt	Ledamot	2004	8/8	Ja	Ja
Helena Levander	Ledamot	2011	3/3	Ja	Ja
Thomas Krishan	Ledamot	2013	7,5/8	Ja	Ja
Jenny Pizzignacco	Ledamot	2014	7/8	Ja	Ja

För ytterligare uppgifter om styrelsen hänvisas till sidan 53.

Ersättningsutskott och revisionsutskott

Då styrelsen endast består av fyra medlemmar har styrelsen beslutat att inte inrätta ersättningsutskott eller revisionsutskott. Dessa frågor hanteras istället av styrelsen i dess helhet och ingen ersättning för utskottsarbete utgår.

Styrelseutvärdering

Styrelsen genomför årligen en utvärdering av sitt arbete. Huvudpunkterna i utvärderingen är;

- Styrelsens roller, planering och funktioner
- Styrelsemöten
- Styrelsematerial, information och rapporter
- Styrelseledamöterna
- Styrelsens ordförande
- Verkställande direktören

Utvärderingen används som ett verktyg för att utveckla styrelsens arbete och utgör också ett underlag för valberedningens nomineringsarbete. Det är styrelsens ordförande som varje år initierar och leder utvärderingen av styrelsen arbete. I utvärderingen ingår skriftliga frågeformulär och diskussioner i styrelsen.

Revisorer

Bolagets externa revisorer är sedan årsstämman 2014 Grant Thornton Sweden AB med Stefan Hultstrand som huvudansvarig revisor, se sidan 53. Grant Thornton Sweden AB valdes vid årsstämman 2015 för en period om ett år. Den totala ersättningen till revisorerna för 2015 uppgick till 657 KSEK (475), varav 447 KSEK (435) avsåg revisionstjänster och 210 KSEK (40) kronor avsåg konsulttjänster eller andra uppdrag.

Verkställande direktören

Verkställande direktör utses av styrelsen och har som uppdrag att sköta den löpande förvaltningen i bolaget enligt de riktlinjer och anvisningar som uppställs i lag, bolagsordning och den interna arbetsinstruktionen. Jan Bengtsson har varit VD och koncernchef för Uniflex sedan bolaget bildades 2002. För ytterligare upplysningar om VD hänvisas till sidan 53. VD leder verksamheten inom de ramar som styrelsen fastlagt. VD är skyldig att bereda och inför styrelsen föredraga frågor som ligger utanför den löpande förvaltningen. VD tillsänder med jämna mellanrum den information som krävs för att följa bolagets och koncernens ställning, verksamhet och utveckling samt håller styrelsens ordförande informerad löpande.

Koncernledning

Koncernledningen utgörs av en ledningsgrupp som förutom verkställande direktören består av de övriga personer som förtecknats under ledande befattningshavare på sidan 54.

Ledningsgruppen fungerar i huvudsak som ett forum för diskussion och genomgång av övergripande frågor. Beslut fattas dock inte centralt i ledningsgruppen utan av antingen verkställande direktören, eller den befattningshavare vars ansvarsområde berörs av beslutet i fråga.

Styrelsens och ledande befattningshavares ägarintressen

Information om styrelsens och ledande befattningshavares innehav av aktier och optioner per 2015-12-31 framgår av sidorna 53–54.

Koncernens ersättningspolicy

Arvodet till styrelsens ordförande och ledamöter utgår i enlighet med årsstämmans beslut. Ersättning till verkställande direktör och andra ledande befattningshavare utgörs av grundlön och en rörlig ersättning, aktierelaterade incitamentsprogram, övriga förmåner samt pension. Se not 6 för detaljerad information.

Intern kontroll avseende finansiell rapportering

Kontrollmiljö

Bolaget har etablerade rutiner för att kontinuerligt övervaka och kontrollera de risker som är förknippade med verksamheten och dess mål. Styrelsen ansvarar för att bolaget har god intern kontroll och formaliserade rutiner som säkerställer att fastlagda principer för finansiell rapportering och intern kontroll efterlevs samt att bolagets finansiella rapportering är upprättad i överensstämmelse med lag, tillämpliga redovisningsstandarder och övriga krav på noterade bolag.

Riskbedömning

Genom riskbedömningen identifieras och utvärderas de risker som kan medföra att koncernens mål för den finansiella rapporteringen inte uppfylls. Riskgenomgången sker årligen under ledning av Ekonomi. Uniflex största risker avseende den finansiella rapporteringen kopplas till värdering av kundfordringar, intäkter samt personalkostnader.

Kontrollaktiviteter

Det övergripande syftet med den interna kontrollen är att skydda såväl ägarnas investering i bolaget som bolagets tillgångar. Uniflex organisation präglas av en tydlig ansvarsfördelning samt väl fungerande och inarbetade styr- och kontrollsystem. Internkontrollen omfattar samtliga delar av Uniflex verksamhet. Uniflex ekonomifunktioner är integrerade genom ett gemensamt rapporteringssystem och en gemensam redovisningsinstruktion. Ekonomifunktionen har ett nära och väl fungerande samarbete med marknadsområdescheferna, regioncheferna och affärsområdescheferna avseende rapportering och bokslut.

Styrelsen har gjort bedömningen att Uniflex, utöver befintliga processer och funktioner för intern kontroll, inte behöver införa en egen internrevisionsfunktion. Uppföljningen som utförs av styrelsen, ledningen samt bolagets externa revisorer bedöms för närvarande fullgöra behovet. Styrelsen gör dock en årlig bedömning för att utvärdera om en sådan funktion är nödvändig för att upprätthålla en bra kontroll inom bolaget och koncernen.

Bolaget har valt att inte ha extern revision av delårsrapporterna då den interna kontrollen bedöms tillfredsställande och hanteringen av risker väl underbyggd.

Uppföljning och utvärdering

Uniflex går årligen igenom att kontrollaktiviteterna genomförs. Stor vikt läggs då vid de policyer och instruktioner som visar ledningens och styrelsens syn på intern styrning och kontroll.

Information och kommunikation

Den finansiella informationsgivningen till Uniflex aktieägare och intressenter ska vara korrekt, fullständig, transparent, konsekvent samt ske på lika villkor. Informationsgivningen i Uniflex följer de av styrelsen fastställda policyerna Kommunikationspolicy och Kapitalmarknadspolicy. Händelser som bedöms som kurspåverkande offentliggörs genom pressmeddelanden. Information till externa intressenter ges via årsredovisningen, bokslutskommunikén och delårsrapporterna samt pressmeddelanden. Uniflex utformar årsredovisningen, delårsrapporter och annan löpande information i enlighet med svensk lag och praxis. Samtligt material finns tillgängligt på bolagets webbplats www.uniflex.se där även information om bolagsstyrningen finns.

Det är bolagets VD ansvarar för företagets kontakter gentemot kapitalmarknaden, arbetsmarknaden, medier och andra intressegrupper. Riktlinjer för den finansiella rapporteringen kommuniceras till de anställda genom rutiner och policyer som finns tillgängliga på bolagets intranät.

För anställda finns en whistle blower-funktion tillgänglig där de anonymt kan rapportera missförhållanden hos företaget inklusive eventuella brister i Uniflex finansiella rapportering.

MODERBOLAGET

Moderbolagets verksamhet består av att tillhandahålla lednings- och managementtjänster till de i koncernen ingående dotterbolagen.

Under året har moderbolaget skrivit ner värdet på aktierna i det tyska dotterbolaget med 2,8 MSEK, motsvarande de kapitaltillskott för förlusttäckning moderbolaget lämnat till det tyska dotterbolaget under 2015 samt skrivit ner värdet på aktierna i det finska dotterbolaget med 1,0 MSEK baserat på den nedskrivningsprövning som gjorts av bolaget.

VÄSENTLIGA HÄNDELSER EFTER RÄKENSKAPSÅRETS UTGÅNG

Inga väsentliga händelser har inträffat efter räkenskapsårets utgång.

UTDELNING

Styrelsen och verkställande direktören föreslår en utdelning om 1,50 SEK per aktie i enlighet med koncernens ambition om en utdelning motsvarande minst 50 procent av årets vinst i koncernen. Enligt styrelsens och verkställande direktörens uppfattning har Uniflex en långsiktig underliggande intjäningsförmåga. Bolagets soliditet uppgår per 2015-12-31 till 29,6 procent och ett av bolagets finansiella mål är att soliditeten skall överstiga 15 procent. Mot bakgrund av bolagets intjäningsförmåga, goda soliditet och likviditet anses den föreslagna aktieutdelningen rimlig.

FÖRSLAG TILL VINSTDISPOSITION

Till årsstämmans förfogande står följande vinstmedel i moderbolaget (SEK):

Balanserade vinstmedel	49 157 673
Överkursfond	9 351 487
Årets resultat	270 953
Summa	**58 780 113**

Styrelsen och verkställande direktören föreslår att vinstmedlen disponeras på följande sätt

Till aktieägarna utdelas 1,50 kr per aktie i ordinarie utdelning	26 042 535
I ny räkning balanseras	32 737 578
Summa	**58 780 113**

UNIFLEXAKTIEN

Uniflex är sedan den 1 november 2006 noterat på Nasdaq Stockholm Small Cap, tidigare Stockholmsbörsens Nordiska lista. Dessförinnan var aktien noterad på First North sedan 19 november 2004 då Poolia AB skiftade ut hela sitt innehav i Uniflex till sina aktieägare.

Ingående och utgående antal aktier uppgick till 17 361 690 med kvotvärde 0,20 SEK per aktie fördelat på 4 023 815 A-aktier med röstvärde 1 och 13 337 875 B-aktier med röstvärde 1/5. Det totala antalet röster i bolaget uppgår till 6 691 390.

Aktiekursen stängde första handelsdagen på First North, 19 november 2004, på 8,16 kronor och på 24,50 kronor den 30 december 2015.

UTVECKLING UNDER PERIODEN 2011–2015.



60
50
40
30
20
10
0
2011
2012
2013
2014
2015
Uniflex B
SIX Generalindex
Källa:

Ägarstruktur per 2015-12-30	Antal aktieägare	Andel aktieägare (%)	Kapitalandel (%)	Röster (%)
1 - 500	1 210	72,28%	1,29%	0,67%
501 - 1 000	182	10,87%	0,87%	0,45%
1 001 - 2 000	114	6,81%	0,99%	0,51%
2 001 - 5 000	81	4,84%	1,65%	0,86%
5 001 - 10 000	35	2,09%	1,56%	0,81%
10 001 - 20 000	18	1,08%	1,68%	0,87%
20 001 - 50 000	9	0,54%	1,26%	0,65%
50 001 - 100 000	8	0,48%	3,29%	1,71%
100 001 - 500 000	11	0,66%	17,77%	9,22%
500 001 - 1000 000	2	0,12%	7,70%	4,00%
1 000 001 - 5 000 000	3	0,18%	20,89%	10,84%
5 000 001 - 10 000 000	1	0,06%	41,04%	69,40%
Summa	**1 674**	**100,00%**	**100,00%**	**100,00%**

10 största aktieägarna per 2015-12-30	Antal A-aktier	Antal B-aktier	Kapitalandel (%)	Röster (%)
Björn Örås	4 023 815	3 101 445	41,04%	69,40%
Carnegie Småbolagsfond	0	1 565 520	9,02%	4,68%
Försäkringsaktiebolaget, Avanza Pension	0	1 045 897	6,02%	3,13%
PSG Micro Cap	0	1 016 227	5,85%	3,04%
Veralda Investment Ltd	0	761 809	4,39%	2,28%
Fjärde AP-Fonden	0	575 291	3,31%	1,72%
Banque Carnegie Luxembourg S.A, (Funds)	0	454 234	2,62%	1,36%
Nordnet Pensionsförsäkring AB	0	436 819	2,52%	1,31%
Sara Örås	0	375 200	2,16%	1,12%
Caroline Örås	0	352 700	2,03%	1,05%
Totalt 10 största aktieägare	4 023 815	9 685 142	78,96%	89,08%
Övriga aktieägare	0	3 652 733	21,04%	10,92%
Summa	**4 023 815**	**13 337 875**	**100,00%**	**100,00%**

FINANSIELLA NYCKELTAL

	2015	2014	2013	2012	2011
Rörelsemarginal, %	3,1	1,5	1,5	1,3	4,3
Vinstmarginal, %	2,9	1,5	1,4	1,3	4,4
Avkastning på eget kapital, %	30,3	14,1	15,6	13,7	50,7
Soliditet, %	29,6	26,9	21,6	21,9	25,6
Medelantalet anställda	2 809	2 641	3 219	3 622	3 651
Omsättning per anställd, KSEK	459	444	434	436	442
Antal aktier vid periodens slut, före utspädning (000)	17 362	17 362	17 362	17 362	17 362
Antal aktier vid periodens slut, efter utspädning (000)	17 362	17 362	17 487	17 487	17 502
Antal aktier före utspädning, genomsnitt (000)	17 362	17 362	17 362	17 362	17 302
Antal aktier efter utspädning, genomsnitt (000)	17 362	17 362	17 487	17 487	17 502
Resultat per aktie före utspädning, SEK	1,56	0,65	0,72	0,71	2,81
Resultat per aktie efter utspädning, SEK	1,56	0,65	0,71	0,70	2,78
Eget kapital per aktie före utspädning vid periodens slut, SEK	5,64	4,79	4,85	4,66	6,17
Eget kapital per aktie efter utspädning vid periodens slut, SEK	5,64	4,79	5,03	4,85	6,36

Då Uniflex genomfört en aktiesplit 5:1 under det andra kvartalet 2011 har antalet aktier och nyckeltal justerats för samtliga perioder.

DEFINITIONER NYCKELTAL

Rörelsemarginal
Rörelseresultatet i procent av nettoomsättningen.

Vinstmarginal
Resultatet efter finansiella poster i procent av nettoomsättningen.

Genomsnittligt eget kapital
Genomsnitt av periodens ingående och utgående balans för eget kapital.

Avkastning på eget kapital
Periodens resultat i procent av genomsnittligt eget kapital.

Soliditet
Eget kapital i procent av balansomslutningen.

Omsättning per anställd
Omsättningen dividerad med medelantalet heltidsanställda.

RESULTATRÄKNING

		Koncern		Moderbolag	
Belopp i KSEK	**Not**	**2015**	**2014**	**2015**	**2014**
Rörelsens intäkter					
Nettoomsättning	2	1 288 011	1 173 030	9 685	3 271
		1 288 011	**1 173 030**	**9 685**	**3 271**
Rörelsens kostnader					
Övriga externa kostnader	3,4	-43 044	-45 034	-2 814	-2 266
Personalkostnader	5,6	-1 202 534	-1 108 938	-6 871	-1 005
Av- och nedskrivningar av anläggningstillgångar	10,11	-1 898	-1 695	-	-
Rörelseresultat		**40 535**	**17 363**	**0**	**0**
Resultat från finansiella investeringar					
Resultat från andelar i koncernföretag	12	-	-	193	126
Ränteintäkter	7	440	1 199	1 264	1 206
Räntekostnader och liknande resultatposter	7	-2 987	-806	0	0
Resultat efter finansiella poster		**37 988**	**17 756**	**1 457**	**1 332**
Skatt på årets resultat	8	-10 988	-6 405	-1 186	-2 923
ÅRETS RESULTAT		**27 000**	**11 351**	**271**	**-1 591**
Moderbolagets aktieägare		27 000	11 351	271	-1 591
Innehav utan bestämmande inflytande		-	-	-	-
Resultat per aktie före utspädning, SEK	22	1,56	0,65		
Resultat per aktie efter utspädning, SEK	22	1,56	0,65		

RAPPORT ÖVER TOTALRESULTAT

	Koncern		Moderbolag	
Belopp i KSEK	**2015**	**2014**	**2015**	**2014**
Årets resultat	**27 000**	**11 351**	**271**	**-1 591**
Övrigt totalresultat				
Poster som kan komma att omklassificeras till resultatet				
Omräkningsdifferenser	1 647	-233	-	-
Skatt hänförligt till komponenter i övrigt totalresultat	-	-	-	-
Summa övrigt totalresultat för året, netto efter skatt	**1 647**	**-233**	**0**	**0**
Summa totalresultat för året	**28 647**	**11 118**	**271**	**-1 591**
Moderbolagets aktieägare	28 647	11 118	271	-1 591
Innehav utan bestämmande inflytande	-	-	-	-

BALANSRÄKNING

		Koncern		Moderbolag	
Belopp i KSEK	**Not**	**2015-12-31**	**2014-12-31**	**2015-12-31**	**2014-12-31**
TILLGÅNGAR					
Anläggningstillgångar					
Immateriella anläggningstillgångar					
Goodwill	9	2 870	2 870	–	–
Övriga immateriella anläggningstillgångar	10	2 214	3 371	–	–
		5 084	**6 241**	**–**	**–**
Materiella anläggningstillgångar					
Inventarier	11	1 083	2 002	–	–
		1 083	**2 002**	**–**	**–**
Finansiella och övriga anläggningstillgångar					
Andelar i koncernföretag	12	–	–	14 883	15 883
Fordringar hos koncernföretag	13	–	–	32 500	31 500
Uppskjutna skattefordringar	8	451	514	–	–
		451	**514**	**47 383**	**47 383**
Summa anläggningstillgångar		**6 618**	**8 757**	**47 383**	**47 383**
Omsättningstillgångar					
Kortfristiga fordringar					
Kundfordringar	14	191 316	193 631	–	–
Fordringar hos koncernföretag	13	–	–	3 617	23 003
Skattefordringar		7 558	11 383	8 381	6 664
Övriga fordringar		806	1 359	0	46
Förutbetalda kostnader och upplupna intäkter	15	78 437	77 070	73	98
		278 117	**283 443**	**12 071**	**29 811**
Likvida medel	16	46 593	16 584	–	–
Kassa och bank	16	–	–	9 710	3
Summa omsättningstillgångar		**324 710**	**300 027**	**21 781**	**29 814**
SUMMA TILLGÅNGAR		**331 328**	**308 784**	**69 164**	**77 197**

BALANSRÄKNING (forts)

		Koncern		Moderbolag	
Belopp i KSEK	**Not**	**2015-12-31**	**2014-12-31**	**2015-12-31**	**2014-12-31**
EGET KAPITAL OCH SKULDER					
Eget kapital	23				
Bundet eget kapital					
Aktiekapital		3 472	3 472	3 472	3 472
Övrigt tillskjutet kapital		39 524	39 524	-	-
				3 472	**3 472**
Fritt eget kapital	17				
Omräkningsreserver		2 147	500	-	-
Balanserade vinstmedel inkl årets totalresultat		52 804	39 608	-	-
Överkursfond		-	-	9 351	9 265
Balanserade vinstmedel		-	-	49 158	64 639
Årets resultat		-	-	271	-1 591
				58 780	**72 313**
Eget kapital hänförligt till Uniflex aktieägare		**97 947**	**83 104**	**62 252**	**75 785**
Innehav utan bestämmande inflytande		-	-	-	-
Summa eget kapital		**97 947**	**83 104**	**62 252**	**75 785**
Kortfristiga skulder					
Skulder till kreditinstitut	18,21	-	-	-	-
Leverantörsskulder	18	6 221	6 800	82	47
Skulder till koncernföretag	13	-	-	3 752	-
Övriga kortfristiga skulder	19	69 291	61 348	571	229
Upplupna kostnader och förutbetalda intäkter	20	157 869	157 532	2 507	1 136
Summa kortfristiga skulder		**233 381**	**225 680**	**6 912**	**1 412**
SUMMA EGET KAPITAL OCH SKULDER		**331 328**	**308 784**	**69 164**	**77 197**
POSTER INOM LINJEN					
Ställda säkerheter	21			Inga	Inga
Ansvarsförbindelser	21			20 000	20 000

KASSAFLÖDESANALYS

		Koncern		Moderbolag	
Belopp i KSEK	**Not**	**2015**	**2014**	**2015**	**2014**
Den löpande verksamheten					
Rörelseresultat		40 535	17 363	0	0
Avskrivningar och nedskrivningar	1,10,11	1 898	1 694	-	-
		42 433	**19 057**	**0**	**0**
Erhållen ränta	7	436	661	1 264	1 206
Erlagd ränta	7	-579	-823	0	0
Betald skatt		-17 131	-4 658	-2 904	-1 199
Kassaflöde från den löpande verksamheten före förändringar av rörelsekapital		**25 159**	**14 237**	**-1 640**	**7**
Förändringar i rörelsekapital					
Förändring av kortfristiga fordringar		20 903	69 857	22 458	19 897
Förändring av kortfristiga skulder		-1 116	-33 869	5 500	-349
Kassaflöde från den löpande verksamheten		**44 946**	**50 225**	**26 318**	**19 555**
Investeringsverksamheten					
Förvärv av dotterbolag	12	-	-	-2 807	-7 460
Förvärv av materiella anläggningstillgångar	11	-	-247	-	-
Kassaflöde från investeringsverksamheten		**0**	**-247**	**-2 807**	**-7 460**
Finansieringsverksamheten					
Utbetald utdelning	17	-13 890	-12 153	-13 890	-12 153
Erhållen premie för utgivna optioner		86	-	86	-
Förändring av checkräkningskredit	18	-	-40 000	-	-
Kassaflöde från finansieringsverksamheten		**-13 804**	**-52 153**	**-13 804**	**-12 153**
Årets kassaflöde		**31 142**	**-2 175**	**9 707**	**-58**
Likvida medel vid årets början		16 584	18 764	3	61
Omräkningsdifferens i likvida medel		-1 133	-5	-	-
Likvida medel vid årets slut	16	46 593	16 584	9 710	3

FÖRÄNDRING I EGET KAPITAL

Koncern Belopp i KSEK	Aktiekapital	Övrigt tillskjutet kapital	Omräknings-reserv	Balanserade vinstmedel	Summa	Innehav utan bestämmande inflytande	Totalt eget kapital
Ingående balans per den 1 januari 2014	**3 472**	**39 524**	**733**	**40 410**	**84 139**	**0**	**84 139**
Årets resultat	–	–	–	11 351	11 351	–	11 351
Omräkningsdifferenser	–	–	-233	–	-233	–	-233
Summa totalresultat för året	**–**	**–**	**-233**	**11 351**	**11 118**	**0**	**11 118**
Transaktioner med ägare							
Utdelning	–	–	–	-12 153	-12 153	–	-12 153
Utgående balans per den 31 december 2014	**3 472**	**39 524**	**500**	**39 608**	**83 104**	**0**	**83 104**
Ingående balans per den 1 januari 2015	**3 472**	**39 524**	**500**	**39 608**	**83 104**	**0**	**83 104**
Årets resultat	–	–	–	27 000	27 000	–	27 000
Omräkningsdifferenser	–	–	1 647	–	1 647	–	1 647
Summa totalresultat för året	**–**	**–**	**1 647**	**27 000**	**28 647**	**0**	**28 647**
Transaktioner med ägare							
Erhållen premie för utgivna optioner	–	–	–	86	86	–	86
Utdelning	–	–	–	-13 890	-13 890	–	-13 890
Utgående balans per den 31 december 2015	**3 472**	**39 524**	**2 147**	**52 804**	**97 947**	**0**	**97 947**

Moderbolag Belopp i KSEK	Aktiekapital	Överkursfond	Balanserade vinstmedel	Totalt eget kapital
Ingående balans per den 1 januari 2014	**3 472**	**9 265**	**76 792**	**89 529**
Utdelning	–	–	-12 153	-12 153
Årets resultat	–	–	-1 591	-1 591
Utgående balans per den 31 december 2014	**3 472**	**9 265**	**63 048**	**75 785**
Utdelning	–	–	-13 890	-13 890
Erhållen premie för utgivna optioner	–	86	–	86
Årets resultat	–	–	271	271
Utgående balans per den 31 december 2015	**3 472**	**9 351**	**49 429**	**62 252**

Ingående och utgående antal aktier uppgick till 17 361 690 med kvotvärde 0,20 SEK per aktie fördelat på 4 023 815 A-aktier med röstvärde 1 och 13 337 875 B-aktier med röstvärde 1/5. Det totala antalet röster i bolaget uppgår till 6 691 390.

[NOT 1] Redovisnings- och värderingsprinciper

KONCERNEN

Koncernredovisningen har upprättats i enlighet med International Financial Reporting Standards (IFRS) inklusive International Accounting Standards (IAS) och tolkningar utgivna av International Reporting Interpretations Committee (IFRIC) som gäller 31 december 2015 och som har godkänts av EG-kommissionen för tillämpning inom EU. Koncernen tillämpar även Rådet för finansiell rapporterings rekommendation RFR 1 Kompletterande redovisningsregler för koncerner vilken specificerar de tillägg till IFRS upplysningar som krävs enligt bestämmelserna i Årsredovisningslagen. Tillgångar och skulder är redovisade till historiska anskaffningsvärden, förutom vissa finansiella tillgångar och skulder som värderas till verkligt värde. Med undantag för nedan beskrivna nyheter är samtliga tillämpade redovisningsprinciper oförändrade jämfört med år 2014.

Nyheter avseende redovisningsprinciper

Under 2015 har inga nya redovisningsprinciper, standarder eller tolkningar trätt i kraft som haft någon väsentlig effekt på koncernens eller moderbolagets finansiella ställning eller resultat.

Upplysning om kommande standarder

Per dagen för godkännandet av dessa finansiella rapporter har vissa nya standarder, ändringar och tolkningar av befintliga standarder publicerats av IASB. Dessa har ännu inte trätt i kraft och har inte tillämpats i förtid av Koncernen. Koncernledningen förutser att alla relevanta uttalanden kommer att införas i Koncernens redovisningsprinciper under den första redovisningsperiod som börjar efter det datum uttalandet träder i kraft. Information om nya standarder, ändringar och tolkningar som väntas vara relevanta för Koncernens finansiella rapporter ges nedan. Vissa andra nya standarder och tolkningar har utfärdats men förväntas inte ha någon väsentlig inverkan på Koncernens finansiella rapporter.

IFRS 9 Financial Instruments

IFRS 9 Financial Instruments kommer att ersätta IAS 39 Finansiella instrument: redovisning och värdering. Den nya standarden innebär omfattande förändringar i IAS 39:s vägledning för klassificering och värdering av finansiella tillgångar samt inför en ny modell med förväntade kreditförluster för nedskrivning av finansiella tillgångar. IFRS 9 ger också nya riktlinjer för tillämpningen av säkringsredovisning. Styrelse och VD för Koncernen har ännu inte bedömt effekten av IFRS 9 på denna koncernredovisning. Den nya standarden måste tillämpas för räkenskapsår som börjas den 1 januari 2018 eller senare.

IFRS 15 'Revenue from Contracts with Customers'

IFRS 15 inför nya krav för intäktsredovisningen och ersätter IAS 18 Intäkter, IAS 11 Entreprenadavtal och flera inkomstrelaterade tolkningar. Den nya standarden inför en kontrollbaserad redovisningsmodell för intäkterna och ger mer detaljerad vägledning inom många områden som tidigare inte framgått av gällande IFRS, bland annat hur man redovisar överenskommelser med flera prestationsåtaganden, rörlig prissättning, kundens returrätt, återköpsrätt mot leverantör, och andra vanliga komplikationer. IFRS 15 ska tillämpas för rapporteringsperioder som börjar den 1 januari 2018 eller senare. Koncernens styrelse och VD har ännu inte utvärderat effekten av IFRS 15 på denna koncernredovisning.

IFRS 16 Leases (förslag)

Ny standard avseende redovisning av leasing. För leasetagare försvinner klassificeringen enligt IAS 17 i operationell och finansiell leasing och ersätts med en modell där tillgångar och skulder för alla leasingavtal ska redovisas i balansräkningen. Undantag för redovisning i balansräkningen finns för leasingkontrakt av mindre värde samt kontrakt som har en löptid på högst 12 månader. I resultaträkningen ska avskrivningar redovisas separat från räntekostnader hänförliga till leasingskulden. Denna standard förväntas inte innebära väsentliga effekter på koncernens finansiella ställning. Detaljerad analys och kvantifiering av effekterna har ännu inte skett. IFRS 16 ska tillämpas from 1 januari 2019. Tidigare tillämpning är tillåten under förutsättning att även IFRS 15 tillämpas från samma tidpunkt.

Koncernredovisning

Koncernredovisningen omfattar moderbolaget Uniflex AB och de företag över vilka moderbolaget direkt eller indirekt har ett bestämmande inflytande. Med bestämmande inflytande avses företag i vilka Uniflex har rätten att utforma finansiella och operativa strategier. Vanligtvis uppnås detta genom att ägar- och rösträttsandelen överstiger 50 procent. Förekomsten och effekten av potentiella rösträtter som för närvarande är möjliga att utnyttja eller konvertera beaktas vid bedömningen om koncernen kan utöva ett bestämmande inflytande över ett annat företag. Dotterföretag medtas i koncernredovisningen från och med den tidpunkt då bestämmande inflytande uppnås och de ingår inte i koncernredovisningen från och med den tidpunkt då det bestämmande inflytandet upphör.

Koncernredovisningen har upprättats enligt förvärvsmetoden, vilket innebär att moderföretagets redovisade värde på aktier i dotterföretag har eliminerats mot eget kapital inklusive kapitalandelen av obeskattade reserver i respektive koncernföretag. Vid behov justeras dotterföretagens redovisning för att denna skall följa samma principer som tillämpas av övriga koncernföretag. Samtliga interna transaktioner mellan koncernföretagen samt koncernmellanhavanden elimineras när koncernredovisningen upprättas.

Det koncernmässiga anskaffningsvärdet för dotterföretag fastställs genom en förvärvsanalys i anslutning till förvärvet. I analysen fastställs dels anskaffningsvärdet för andelarna, dels det verkliga värdet av de identifierbara förvärvade tillgångarna och övertagna skulderna per förvärvstidpunkten. Ersättningen för att erhålla bestämmande inflytande utgörs av summan av de verkliga värdena per förvärvsdagen för överlåtna tillgångar och uppkomna eller övertagna skulder. I anskaffningsvärdet ingår även verkligt värde på alla tillgångar och skulder som är en följd av en överenskommelse om villkorad köpeskilling. Förvärvsrelaterade utgifter redovisas i resultatet när de uppstår.

Innehav utan bestämmande inflytande

Innehav utan bestämmande inflytande, vilka utgörs av den vinst- eller förlustandel och de nettotillgångar i koncernföretag som inte tillkommer moderbolagets aktieägare, redovisas som en särskild post i koncernens eget kapital. I koncernens resultaträkning ingår andelen hänförlig till innehav utan bestämmande inflytande i redovisat resultat.

Det finns för närvarande inget innehav utan bestämmande inflytande i koncernen.

Omräkning av transaktioner i utländsk valuta

Moderbolagets funktionella valuta tillika rapporteringsvaluta är svenska kronor. Koncernbolagen rapporterar i sina respektive funktionella valutor, vilket för Uniflex vidkommande innebär den officiella valutan i det landet där verksamheten bedrivs. De utländska dotterbolagens tillgångar och skulder omräknas till svenska kronor baserat på balansdagens kurs och posterna i resultaträkningen omräknas till årets genomsnittskurs. Poster ingående i det egna kapitalet omräknas till historiska kurser. De omräkningsdifferenser som uppstår vid omräkning av balansräkningen förs mot övrigt totalresultat.

Finansiella tillgångar och skulder

Koncernen klassificerar sina finansiella instrument i kategorierna Finansiella tillgångar till verkligt värde via resultaträkningen, Låne- och kundfordringar samt Andra finansiella skulder. Finansiella instrument som redovisas i balansräkningen inkluderar på tillgångssidan kassa och bank, kundfordringar, övriga fordringar och interimsfordringar. På skuldsidan återfinns leverantörsskulder, övriga skulder och interimsskulder.

Finansiella instrument som inte är derivat redovisas initialt till anskaffningsvärde motsvarande instrumentets verkliga värde med tillägg för transaktionskostnader för alla finansiella instrument förutom avseende de som tillhör kategorin finansiella tillgångar som redovisats till verkligt värde via resultaträkningen, vilka redovisas exklusive transaktionskostnader. De finansiella instrumenten klassificeras vid första redovisningen utifrån i vilket syfte instrumentet förvärvades. Klassificeringen avgör hur det finansiella instrumentet värderas efter första redovisningstillfället såsom beskrivs nedan.

Likvida medel

I likvida medel ingår kassa och banktillgodohavanden. Tillgodohavanden under kassa och bank redovisas till dess nominella belopp.

Kundfordringar

Kundfordringar kategoriseras som "Lånefordringar och kundfordringar". Dess förväntade löptid är kort, varför värdet redovisas till nominellt belopp utan diskontering enligt metoden för upplupet anskaffningsvärde. Kundfordringar redovisas netto efter reservering för befarade kundförluster. En reservering för befarade kundförluster på kundfordringar görs när det finns objektiva grunder att anta att koncernen inte kommer att kunna erhålla alla belopp som är förfallna enligt fordringarnas ursprungliga villkor. De faktorer som beaktas då beslut om värdereglering av kundfordringar skall tas avser främst motpartens förmåga till betalning, om motparten gått i konkurs etc. Reserveringens storlek utgörs av skillnaden mellan tillgångens redovisade värde och värdet av bedömda framtida kassaflöden. Det reserverade beloppet redovisas i resultaträkningen.

Upplupna arvodesintäkter

Upplupna arvodesintäkter avser intäkter som per balansdagen ännu inte fakturerats kund. De upplupna arvodesintäkterna värderas till det belopp varmed de beräknas inkomma.

Leverantörsskulder

Leverantörsskulder kategoriseras som "Övriga finansiella skulder". Dess förväntade löptid är kort, varför skulden redovisats till nominellt belopp utan diskontering enligt metoden för upplupet anskaffningsvärde.

Rapportering för rörelsesegment

Uniflexkoncernens segmentsinformation presenteras utifrån företagsledningens perspektiv och rörelsesegment identifieras utifrån den interna rapporteringen till företagets högsta verkställande beslutsfattare. Koncernen har identifierat koncernens VD som dess högste verkställande beslutsfattare och den interna rapporteringen som används av VD för att följa upp verksamheten och fatta beslut om resursfördelning ligger till grund för den segmentsinformation som presenteras. Uniflex rörelsesegment är geografiska områden och från och med 2013 uppdelat på länderna Sverige, Norge, Finland och Tyskland.

Uniflex interna rapportering och uppföljning sker idag primärt på företagsnivå och omfattar främst omsättning, rörelseresultat och rörelsemarginal. Den ekonomiska rapporteringen till styrelsen sker också endast på företagsnivå. För att affärsområdeschefer, regionchefer och marknadsområdeschefer skall kunna följa upp sin respektive verksamhet sker dock även en rapportering av omsättning och resultat på kontorsnivå.

Koncernen tillämpar marknadsbaserade ersättningar mellan rörelsesegmenten för utförda tjänster. Kostnader för koncernfunktioner samt koncernstaber förs via självkostnadsbaserade internpriser till rörelsesegmenten.

Intäktsredovisning

Uniflex intäkter omfattar nästan till uteslutande del försäljning av tjänster på löpande räkning inom områdena personaluthyrning, rekrytering och outsourcing. Intäkterna värderas till det verkliga värdet av vad som erhållits eller kommer att erhållas och redovisas i den period då tjänsten utförs och levereras. Eventuella rabatter, vilka i princip är försumbara, redovisas som en minskning av intäkterna.

Ränteintäkter periodiseras över löptiden med tillämpning av effektivräntemetoden.

Leasing

Ett finansiellt leasingavtal är ett avtal enligt vilket de ekonomiska risker och fördelar som förknippas med ägandet av ett objekt i allt väsentligt överförs från leasegivaren till leasetagaren. De leasingavtal som inte är finansiella klassificeras som operationella. För närvarande har Uniflex endast tecknat operationella leasingavtal. Leasingavgifter som erläggs under operationella leasingavtal redovisas som en kostnad linjärt över leasingperioden såvida inte ett annat systematiskt sätt bättre speglar Uniflex nyttjande av den leasade tillgången.

Ersättningar till anställda

Koncernen har både avgifts- och förmånsbestämda pensionsplaner. En förmånsbestämd pensionsplan är en pensionsplan som garanterar det belopp den anställde erhåller som pensionsförmån vid pensionering, vanligen baserat på ett flertal olika faktorer, exempelvis lön, ålder och tjänstgöringstid. En avgiftsbestämd pensionsplan är en pensionsplan där koncernen efter att ha betalt sin pensionspremie till en separat juridisk enhet fullföljt sitt åtagande gentemot den anställde.

Avgiftsbestämda pensionsplaner redovisas som en kostnad i den period som erlagda premier är hänförbara till.

För tjänstemän i Sverige tryggas ITP 2-planens förmånsbestämda pensionsåtaganden för ålders- och familjepension genom en försäkring i Alecta. Enligt ett uttalande från Rådet för finansiell rapportering, UFR 3 *Klassificering av ITP-planer som finansieras genom försäkring i Alecta*, är detta en förmånsbestämd plan som omfattar flera arbetsgivare. För

räkenskapsåret 2015 har bolaget inte haft tillgång till information för att kunna redovisa sin proportionella andel av planens förpliktelser, förvaltningstillgångar och kostnader vilket medfört att planen inte varit möjlig att redovisa som en förmånsbestämd plan. Pensionsplanen ITP 2 som tryggas genom en försäkring i Alecta redovisas därför som en avgiftsbestämd plan i enlighet med IAS 19.34.

Uniflex har ställt ut teckningsoptioner till VD och koncernledning som ger innehavaren rätt att teckna nya aktier i Uniflex. Innehavaren av teckningsoptionerna har erlagt marknadsmässig ersättning för optionerna enligt Black & Scholes modell varför inga kostnader för optionsprogrammet har redovisats. De erhållna premierna har redovisats som en ökning av eget kapital.

Ersättningar vid uppsägning kan utgå när en anställd blivit uppsagd före utgången av normal pensionstidpunkt eller då en anställd accepterar en frivillig avgång. Koncernen redovisar en skuld och en kostnad i samband med en uppsägning då Uniflex bevisligen är förpliktigat att antingen säga upp den anställde före den normala tidpunkten för anställningens upphörande eller på frivillig basis lämna ersättningar för att uppmuntra för tidig avgång.

Uniflex redovisar en skuld och kostnad för bonus när det finns en legal eller informell förpliktelse på grund av tidigare praxis att betala ut bonus till anställda.

Semesterlöneskuld

Semesterlöneskuld avser den av personalen intjänade men ännu inte uttagna semestern med tillägg för de per balansdagen gällande sociala avgifterna.

Skatt

Koncernens totala skattekostnad utgörs av aktuell skatt och uppskjuten skatt. Aktuell skatt är skatt som ska betalas eller erhållas avseende aktuellt år samt justeringar av tidigare års aktuella skatt. Uppskjuten skatt beräknas på skillnaden mellan redovisade och skattemässiga värden på företagets tillgångar och skulder. Uppskjuten skatt redovisas enligt den s.k. balansräkningsmetoden. Uppskjutna skatteskulder redovisas i princip för alla skattepliktiga temporära skillnader medan uppskjutna skattefordringar redovisas i den utsträckning det är sannolikt att beloppen kan utnyttjas mot framtida skattepliktiga överskott.

Det redovisade värdet på uppskjutna skattefordringar prövas vid varje bokslutstillfälle och reduceras till den del det inte längre är sannolikt att tillräckliga skattepliktiga överskott kommer att finnas tillgängliga för att helt eller delvis utnyttjas mot den uppskjutna skattefordran.

Uppskjuten skatt beräknas enligt de skattesatser som förväntas gälla för den period då tillgången återvinns eller skulden regleras. Uppskjuten skatt redovisas som intäkt eller kostnad i resultaträkningen, utom i de fall den avser transaktioner eller händelser som redovisats direkt mot eget kapital. Då redovisas även den uppskjutna skatten direkt mot eget kapital.

Uppskjutna skattefordringar och skatteskulder kvittas då de hänför sig till inkomstskatt som debiteras av samma myndighet och då koncernen har för avsikt att reglera skatten med ett nettobelopp.

Goodwill

Goodwill värderas till anskaffningsvärde minskat med eventuella ackumulerade nedskrivningar. Goodwill fördelas till kassagenererande enheter och prövas minst årligen för nedskrivningsbehov.

Övriga immateriella anläggningstillgångar

Övriga immateriella anläggningstillgångar utgörs av kundkontrakt, varumärken och programvara i samband med företagsförvärv. Övriga immateriella anläggningstillgångar redovisas som tillgång i balansräkningen om det är sannolikt att framtida ekonomiska fördelar kommer att komma bolaget till del och anskaffningsvärdet för tillgången kan beräknas på ett tillförlitligt sätt. Övriga immateriella anläggningstillgångar redovisas till anskaffningsvärdet med avdrag för ackumulerade avskrivningar och eventuella nedskrivningar. Avskrivningar redovisas som kostnad så att tillgångens värde skrivs av linjärt över dess beräknade nyttjandeperiod.

Följande procentsatser har tillämpats:
Övriga immateriella anläggningstillgångar 20 procent

Materiella anläggningstillgångar

Materiella anläggningstillgångar redovisas som tillgång i balansräkningen om det är sannolikt att framtida ekonomiska fördelar kommer att komma bolaget till del och anskaffningsvärdet för tillgången kan beräknas på ett tillförlitligt sätt. Materiella anläggningstillgångar, bestående företrädesvis av inventarier och datorer, redovisas till anskaffningsvärdet med avdrag för ackumulerade avskrivningar och eventuella nedskrivningar. Avskrivningar redovisas som kostnad så att tillgångens värde skrivs av linjärt över dess beräknade nyttjandeperiod.

Följande procentsatser har tillämpats:
Inventarier 20 procent
Datorer 20–33 procent

Nedskrivningar

Vid varje rapporttillfälle görs en bedömning av om det föreligger någon indikation på en värdeminskning avseende koncernens tillgångar. Om så är fallet sker en beräkning av tillgångens återvinningsvärde. Återvinningsvärdet utgörs av det högsta av nyttjandevärdet av tillgången i verksamheten och det värde som skulle erhållas om tillgången avyttrades till en oberoende part, nettoförsäljningsvärdet. Nyttjandevärdet utgörs av nuvärdet av samtliga in- och utbetalningar som är hänförliga till tillgången under den period den förväntas nyttjas i verksamheten med tillägg av nuvärdet av nettoförsäljningsvärdet vid nyttjandeperiodens slut. Om det beräknade återvinningsvärdet understiger det redovisade värdet görs en nedskrivning till tillgångens återvinningsvärde.

En nedskrivning redovisas i resultaträkningen. Gjorda nedskrivningar återförs om förändringar skett i de antaganden som ledde fram till den ursprungliga nedskrivningen som gör att nedskrivningen inte längre är motiverad. Återföring av gjord nedskrivning görs inte så att det redovisade värdet överstiger vad som skulle ha redovisats, efter avdrag för planenliga avskrivningar, om någon nedskrivning inte gjorts. En återföring av gjorda nedskrivningar redovisas i resultaträkningen. Nedskrivning av goodwill återförs inte.

Aktiekapital

Stamaktier klassificeras som aktiekapital. Eventuella transaktionskostnader i samband med en nyemission redovisas som en avdragspost, netto efter skatt, från erhållen emissionslikvid.

Lån

Övriga skulder (lån) redovisas initialt till verkligt värde netto efter transaktionskostnader (erhållet belopp). Därefter redovisas lån till upplupet anskaffningsvärde enligt effektivräntemetoden. Långfristiga skulder har en förväntad löptid längre än ett år medan kortfristiga har en löptid kortare än ett år.

Avsättningar

Avsättningar för rättsliga krav eller andra krav från extern motpart redovisas när koncernen har en legal eller informell förpliktelse till följd av en tidigare inträffad händelse och om det är troligt att ett utflöde av resurser krävs för att reglera åtagandet samt om en tillförlitlig uppskattning av beloppet kan göras.

Kassaflödesanalys

Kassaflödesanalysen har upprättats enligt indirekt metod. Det redovisade kassaflödet omfattar endast transaktioner som medför in- och utbetalningar.

MODERFÖRETAGET

Årsredovisningen för moderföretaget har upprättats enligt Årsredovisningslagen, Rådet för finansiell rapporterings rekommendation 2 (RFR 2) Redovisning för juridiska personer och uttalanden från Rådet för finansiell rapportering. RFR 2 innebär att moderföretaget i årsredovisningen för den juridiska personen skall tillämpa samtliga av EU godkända IFRS och uttalanden så långt detta är möjligt inom ramen för Årsredovisningslagen och Tryggandelagen och med hänsyn till sambandet mellan redovisning och beskattning. Rekommendationen anger vilka undantag och tillägg som skall göras från IFRS. Skillnaderna mellan koncernens och moderföretagets redovisningsprinciper framgår nedan.

Andelar i koncernföretag

Andelar i koncernföretag redovisas enligt anskaffningsvärdemetoden. Prövning för nedskrivning av andelarnas värde görs när en indikation finns på att värdet minskat. I de fall värdet har minskat sker nedskrivning till koncernmässigt värde. Alla erhållna utdelningar redovisas i resultaträkningen inom Resultat från andelar i koncernföretag.

Redovisning av koncernbidrag

Moderföretaget redovisar erhållet koncernbidrag, som kan jämställas med utdelning, som en finansiell intäkt i resultaträkningen, i enlighet med RFR 2 Redovisning för juridiska personer.

Likvida medel

Moderbolaget särskiljer likvida medel och rapporterar dessa som Kassa och Bank samt kortfristiga placeringar.

[NOT 2] Segmentredovisning

Koncernen är organiserad i fyra geografiska områden som motsvarar länderna Sverige, Norge, Finland och Tyskland, vilka utgör koncernens fyra rörelsesegment.

	2015					
Intäkter	**Sverige**	**Norge**	**Finland**	**Tyskland**	**Elimineringar**	**Koncernen**
Extern försäljning	1 157 020	79 329	14 742	36 920	-	1 288 011
Intern försäljning	10 214	-	-	-	-10 214	-
Summa intäkter	**1 167 234**	**79 329**	**14 742**	**36 920**	**-10 214**	**1 288 011**
Resultat						
Rörelseresultat	47 144	-245	-294	-5 936	-134	40 535
Finansnetto	1 296	-2 636	-506	-692	-9	-2 547
Årets skatt	-10 988	-	-	-	-	-10 988
Årets resultat	**37 452**	**-2 881**	**-800**	**-6 628**	**-143**	**27 000**
Övriga upplysningar						
Tillgångar	327 474	23 930	4 930	11 121	-36 127	331 328
Skulder	207 681	37 874	10 234	13 719	-36 127	233 381
Anläggningstillgångar	3 336	23	0	3 259	-	6 618
Investeringar	0	0	0	0	-	0
Avskrivningar	54	41	0	1 696	-	1 791

	2014					
Intäkter	**Sverige**	**Norge**	**Finland**	**Tyskland**	**Elimineringar**	**Koncernen**
Extern försäljning	1 047 063	83 622	10 200	32 145	-	1 173 030
Intern försäljning	4 416	-	-	-	-4 416	-
Summa intäkter	**1 051 479**	**83 622**	**10 200**	**32 145**	**-4 416**	**1 173 030**
Resultat						
Rörelseresultat	27 044	-139	-1 120	-8 400	-22	17 363
Finansnetto	926	-893	109	268	-17	393
Årets skatt	-6 405	-	-	-	-	-6 405
Årets resultat	**21 565**	**-1 032**	**-1 011**	**-8 132**	**-39**	**11 351**
Övriga upplysningar						
Tillgångar	296 844	30 214	2 778	14 870	-35 922	308 784
Skulder	197 760	42 663	7 489	13 690	-35 922	225 680
Anläggningstillgångar	3 559	66	0	5 132	-	8 757
Investeringar	29	14	0	204	-	247
Avskrivningar och nedskrivningar	146	47	0	1 502	-	1 695

Omsättning per yrkesområde

Uniflex mäter även omsättningen uppdelat på arbetare och tjänstemän. Av omsättningen 2015 kom 65 procent (69) från arbetarsidan och 35 procent (31) från tjänstemannasidan.

Information om större kunder

Uniflex har en kund från vilka intäkterna 2015 utgör tio procent eller mer av koncernens intäkter. Intäkterna från Kund A utgör ca 10 procent (10) av koncernens intäkter. Kunden tillhör segment Sverige.

[NOT 3] Arvode till revisorer

	Koncern		Moderbolag	
	2015	2014	2015	2014
Grant Thornton				
Revisionsuppdraget	447	435	132	150
Övrig revisionsverksamhet	0	10	0	0
Skatterådgivning	172	30	164	0
Övriga tjänster	38	0	35	0
Summa	**657**	**475**	**331**	**150**

Med revisionsuppdrag avses revisorns ersättning för den lagstadgade revisionen. Arbetet innefattar granskningen av årsredovisningen och bokföringen, styrelsens och verkställande direktörens förvaltning samt arvode för revisionsrådgivning som lämnats i samband med revisionsuppdraget.

[NOT 4] Operationella leasingavtal

Årets kostnad för operationella leasingavtal i koncernen uppgår till 16 903 KSEK (17 830), varav 10 405 KSEK (12 301) avser lokalhyror. Moderbolaget har inga operationella leasingavtal. Framtida leasingavgifter avseende operationella leasingavtal i koncernen gällande lokaler, kontorsmaskiner och bilar fördelar sig enligt följande:

Inom ett år	10 400
Mellan ett år och fem år	9 472
Senare än fem år	–
Summa	**19 872**

[NOT 5] Personal

	2015		2014	
Medeltal anställda	**Antal anställda**	**Varav antal män**	**Antal anställda**	**Varav antal män**
Moderbolaget				
Sverige	1	1	1	1
Totalt i moderbolaget	**1**	**1**	**1**	**1**
Dotterföretag				
Sverige	2 497	1 683	2 310	1 476
Norge	136	118	147	120
Finland	41	21	31	16
Tyskland	134	89	144	87
Totalt i dotterföretag	**2 808**	**1 911**	**2 632**	**1 699**
Totalt i koncernen	**2 809**	**1 912**	**2 633**	**1 700**

[NOT 5 forts]

Fördelning ledande befattningshavare per balansdagen	Koncern 2015-12-31	Koncern 2014-12-31	Moderbolag 2015-12-31	Moderbolag 2014-12-31
Kvinnor:				
Styrelseledamöter	2	3	2	3
andra personer i företagets ledning inkl VD	1	1	0	0
Män:				
Styrelseledamöter	2	2	2	2
andra personer i företagets ledning inkl VD	8	8	1	1
Totalt	**13**	**14**	**5**	**6**

Löner, ersättningar m m	2015 Löner och andra ersättningar	2015 Soc. kostnader (varav pensions-kostnader)	2014 Löner och andra ersättningar	2014 Soc. kostnader (varav pensions-kostnader)
Moderbolaget	5 352	2 304	4 418	2 097
(varav pensionskostnader)		(573)		(567)
Dotterföretag	923 251	257 004	865 225	225 248
(varav pensionskostnader)		(32 036)		(26 169)
Totalt i koncernen	**928 603**	**259 308**	**869 643**	**227 345**
(varav pensionskostnader)		**(32 609)**		**(26 736)**

Pensioner

Koncernen har olika pensionsplaner. Pensionsplanerna finansieras genom betalningar till försäkringsbolag. I Norge, Finland och Tyskland är koncernens samtliga pensionsplaner avgiftsbestämda.

Avgiftsbestämda pensionsplaner i Sverige

För arbetare är framtida pensioner FORA, vilket utgör en avgiftsbestämd pensionsplan enligt vilken koncernen betalar fasta avgifter till en separat juridisk enhet. Koncernen har inte några rättsliga eller informella förpliktelser att betala ytterligare pensionsmedel om FORA inte har tillräckliga tillgångar för att betala alla ersättningar till anställda avseende innevarande eller tidigare perioder.

För tjänstemän födda 1979 eller senare har från första juli 2007 den nya ITP-planen trätt i kraft som ändrar pensioner från att vara förmånsbestämda till att vara avgiftsbestämda.

För ett fåtal medarbetare inom koncernen har s.k. tiotaggarlösningar tecknats med separata försäkringsföretag. Samtliga sådana avtal utgör avgiftsbestämda pensionsplaner.

Förmånsbestämda pensionsplaner i Sverige

Premien för den förmånsbestämda ålders- och familjepensionen är individuellt beräknad och är bland annat beroende av lön, tidigare intjänad pension och förväntad återstående tjänstgöringstid. Förväntade avgifter 2016 för ITP 2-försäkringar som är tecknade i Alecta uppgår till 2 483 KSEK (1 991). Koncernens andel av de sammanlagda avgifterna till planen och koncernens andel av det totala antalet aktiva medlemmar i planen uppgår till 0,010 respektive 0,022 procent (0,018 respektive 0,022 procent).

Den kollektiva konsolideringsnivån utgörs av marknadsvärdet på Alectas tillgångar i procent av försäkringsåtagandena beräknade enligt Alectas försäkringstekniska metoder och antaganden, vilka inte överensstämmer med IAS 19. Den kollektiva konsolideringsnivån ska normalt tillåtas variera mellan 125 och 155 procent. Om Alectas kollektiva konsolideringsnivå understiger 125 procent eller överstiger 155 procent ska åtgärder vidtas i syfte att skapa förutsättningar för att konsolideringsnivån återgår till normalintervallet. Vid låg konsolidering kan en åtgärd vara att höja det avtalade priset för nyteckning och utökning av befintliga förmåner. Vid hög konsolidering kan en åtgärd vara att införa premiereduktioner. Vid utgången av 2015 uppgick Alectas överskott i form av den kollektiva konsolideringsnivån till 153 procent (143).

Under 2015 har koncernen redovisat kostnader om 25,2 MSEK (20,1) relaterade till avgiftsbestämda samt förmånsbestämda pensionsplaner i Alecta och FORA.

[NOT 6] Ersättningar till ledande befattningshavare

Riktlinjer för ersättningar till ledande befattningshavare

Senast beslutade riktlinjer för ersättning till ledande befattningshavare inom Uniflexkoncernen antogs vid årsstämman 2015. Nedan anges beslutade riktlinjer:

Riktlinjerna skall omfatta verkställande direktören och övriga medlemmar av koncernledningen och skall tillämpas på anställningsavtal som ingås efter årsstämman 2015 för tiden intill nästa årsstämma, samt även på ändringar i gällande anställningsavtal som görs under sagda tid.

Ersättningar till VD beslutas av styrelsen i Uniflex. VD beslutar om ersättningar till övriga ledande befattningshavare. Styrelsen skall ha rätt att frångå av årsstämman beslutade riktlinjer om det i ett enskilt fall finns särskilda skäl för det.

Bolaget skall sträva efter att erbjuda de ledande befattningshavarna ersättningar vilka i rimlig utsträckning återspeglar den enskilde befattningshavarens och koncernens prestationer. Ersättningen kan bestå av grundlön, rörlig ersättning, pensionsförmån m.m. Fördelningen mellan grundlön och rörlig ersättning skall stå i proportion till befattningshavarens ansvar och prestation. Vid bestämmande av eventuell rörlig ersättning skall denna relateras främst till rörelseresultatet för koncernen och/eller för den del av koncernen inom vilken den aktuella befattningshavaren är verksam. Därutöver kan specifika individrelaterade indikatorer användas vid bestämmande av nivåer för rörlig ersättning. För lönesättningen skall klart definierade prestationsnivåer tillämpas, vilka avspeglar av styrelsen beslutade planer för verksamheten. Med hänsyn till den betydelse som koncernens resultatutveckling och den individuella prestationen har för lönenivån, kan den rörliga ersättningen utgöra en betydande del av den totala ersättningen till medlemmar av koncernledningen. Den rörliga ersättningen skall för verkställande direktören och för övriga ledande befattningshavare kunna uppgå till högst 100 procent av grundlönen.

Styrelsen skall årligen utvärdera huruvida någon form av aktierelaterat incitamentsprogram, utöver de befintliga teckningsoptionsprogrammen 2012/2016, 2013/2017 respektive 2015/2019, skall föreslås årsstämman, vilket i förekommande fall skall gälla såsom tillägg till den rörliga ersättning till ledande befattningshavare som beskrivits ovan.

Lönenivåerna skall ses över regelbundet, vanligtvis genom årlig löneutvärdering.

De ledande befattningshavarna skall i övrigt erbjudas pensionsförmåner och andra förmåner med beaktande av gällande regler liksom tidigare praxis inom koncernen. Andra förmåner än pensionsförmåner skall inte kunna utgöra en väsentlig del av den totala ersättningen.

Uppsägningstiden för de ledande befattningshavarna skall vara högst tolv månader vid uppsägning av koncernen och högst sex månader vid uppsägning av befattningshavaren. Avgångsvederlag skall inte utgå.

Styrelsens förslag avseende riktlinjer för ersättningar till ledande befattningshavare till årsstämman 2016 finns angivna i förvaltningsberättelsen, se sidan 23.

Ersättningar under räkenskapsåret

Till styrelsens ordförande och ledamöter utgår arvode enligt årsstämmans beslut om 165 KSEK till varje ledamot utom för ordföranden som skall erhålla ett arvode om 500 KSEK.

Ersättning till verkställande direktören och andra ledande befattningshavare utgörs av grundlön, rörlig ersättning och pension. Med andra ledande befattningshavare avses de 8 personer (per 2015-12-31) som tillsammans med verkställande direktören utgör koncernledningen. För koncernledningens sammansättning, se sidorna 53–54.

För verkställande direktören var den rörliga ersättningen för 2015 maximerad till 80 procent av grundlönen. För andra ledande befattningshavare kan den rörliga ersättningen uppgå till 50–100 procent av grundlönen. Den rörliga ersättningen baseras på resultatutfall.

För verkställande direktören beräknas och utbetalas rörlig ersättning årligen. För andra ledande befattningshavare beräknas och utbetalas den rörliga ersättningen efter varje kvartal.

	Grundlön/ styrelsearvode		Rörlig ersättning		Pensionskostnad		Summa	
Ersättningar under året	**2015**	**2014**	**2015**	**2014**	**2015**	**2014**	**2015**	**2014**
Styrelsens ordförande Björn Örås	525	600	–	–	–	–	525	600
Styrelseledamot Monica Lindstedt	165	165	–	–	–	–	165	165
Styrelseledamot Thomas Krishan	165	165	–	–	–	–	165	165
Styrelseledamot Jenny Pizzignacco	165	124	–	–	–	–	165	124
Styrelseledamot Helena Levander	41	165	–	–	–	–	41	165
Styrelseledamot Pernilla Ström	–	41	–	–	–	–	–	41
Verkställande direktör Jan Bengtsson	3 000	3 000	1 200	150	574	565	4 774	3 715
Andra ledande befattningshavare (8 st)	6 349	6 593	1 812	1 171	1 154	1 421	9 315	9 185
Summa	**10 410**	**10 853**	**3 012**	**1 321**	**1 728**	**1 986**	**15 150**	**14 160**

Rörlig ersättning avser verksamhetsåret 2015, vilken till viss del utbetalas under 2016. Pensionskostnad avser den kostnad som påverkat årets resultat. För vidare upplysningar kring pension, se nedan.

[NOT 6 forts]

Rörlig lön

För verkställande direktören baseras rörlig ersättning på utfall av koncernens omsättning och rörelsemarginal. Beloppet för 2015 motsvarade 40 procent av grundlönen. För andra ledande befattningshavare baserades rörlig ersättning för 2015 på rörelseresultatet i respektive land. Rörlig ersättning för andra ledande befattningshavare för 2015 motsvarade 0–80 procent av grundlönen.

Pensioner

Pensionsåldern för såväl verkställande direktören som andra ledande befattningshavare är 65 år. Samtliga ledande befattningshavare, inklusive verkställande direktören, har pensionsplan i enlighet med marknadsmässiga villkor.

Avgångsvederlag

Verkställande direktören har vid egen respektive bolagets uppsägning av anställning rätt till sex respektive tolv månaders uppsägningstid. Inget avgångsvederlag utgår. För andra ledande befattningshavare gäller vid egen respektive bolagets uppsägning av anställning en uppsägningstid av tre respektive sex månader.

Berednings- och beslutsprocess

Ersättning till verkställande direktören för verksamhetsåret 2015 har beslutats av styrelsen utifrån styrelseordförandens rekommendation. Ersättning till andra ledande befattningshavare har beslutats av verkställande direktören efter samråd med styrelsens ordförande.

Aktieoptioner

Uniflex introducerade 2012 ett aktieoptionsprogram om 165 000 optioner riktat till ledande befattningshavare i koncernen varav 90 000 tilldelats VD. Varje option i optionsprogrammet berättigar till köp av en aktie till ett lösenpris om 45,00 kronor under perioden 1 juni 2015 – 31 maj 2016. Lösenpriset motsvarar 125 procent av den genomsnittliga volymviktade betalkursen under handelsdagarna perioden 2012-04-20 t.o.m. 2012-05-04. Uniflex har erhållit marknadsmässig ersättning från optionsinnehavarna, vilket motsvarar 1,66 kronor per option och 274 KSEK totalt. Erhållen optionspremie har redovisats som en ökning i eget kapital. Optionspriset har fastställts utifrån Black & Scholes värderingsmodell. Viktiga indata i modellen var aktiepriset på 36,00 SEK, ovanstående lösenpris, aktieprisets förväntade volatilitet om 25,00 procent, optionernas löptid och en riskfri ränta om 1,18 procent. Volatiliteten mätt som standardavvikelsen för förväntad avkastning på aktiepriset baseras på en statistisk analys av dagliga aktiekurser under de 30 senaste handelsdagarna före fastställande av optionspriset den 4 maj 2012. Per 2015-12-31 fanns 135 000 optioner utestående enligt ovan beskrivna villkor.

Uniflex introducerade 2013 ett aktieoptionsprogram om 165 000 optioner riktat till ledande befattningshavare i koncernen varav 90 000 tilldelats VD. Varje option i optionsprogrammet berättigar till köp av en aktie till ett lösenpris om 36,00 kronor under perioden 1 juni 2016 – 31 maj 2017. Lösenpriset motsvarar 125 procent av den genomsnittliga volymviktade betalkursen under handelsdagarna perioden 2013-04-19 t.o.m. 2013-05-03. Uniflex har erhållit marknadsmässig ersättning från optionsinnehavarna, vilket motsvarar 1,46 kronor per option och 241 KSEK totalt. Erhållen optionspremie har redovisats som en ökning i eget kapital. Optionspriset har fastställts utifrån Black & Scholes värderingsmodell. Viktiga indata i modellen var aktiepriset på 28,80 SEK, ovanstående lösenpris, aktieprisets förväntade volatilitet om 25,00 procent, optionernas löptid och en riskfri ränta om 1,01 procent. Volatiliteten mätt som standardavvikelsen för förväntad avkastning på aktiepriset baseras på en statistisk analys av dagliga aktiekurser under de 30 senaste handelsdagarna före fastställande av optionspriset den 3 maj 2013. Per 2015-12-31 fanns 150 000 optioner utestående enligt ovan beskrivna villkor.

Uniflex introducerade 2015 ett aktieoptionsprogram om 85 000 optioner riktat till ledande befattningshavare i koncernen varav 50 000 tilldelats VD. Varje option i optionsprogrammet berättigar till köp av en aktie till ett lösenpris om 32,50 kronor under perioden 1 juni 2016 – 31 maj 2019. Lösenpriset motsvarar 130 procent av den genomsnittliga volymviktade betalkursen under handelsdagarna perioden 2015-04-23 t.o.m. 2015-05-07. Uniflex har erhållit marknadsmässig ersättning från optionsinnehavarna, vilket motsvarar 1,02 kronor per option och 87 KSEK totalt. Erhållen optionspremie har redovisats som en ökning i eget kapital. Optionspriset har fastställts utifrån Black & Scholes värderingsmodell. Viktiga indata i modellen var aktiepriset på 25,00 SEK, ovanstående lösenpris, aktieprisets förväntade volatilitet om 25,00 procent, optionernas löptid och en riskfri ränta om 0,00 procent. Volatiliteten mätt som standardavvikelsen för förväntad avkastning på aktiepriset baseras på en statistisk analys av dagliga aktiekurser under de 30 senaste handelsdagarna före fastställande av optionspriset den 7 maj 2015. Per 2015-12-31 fanns 85 000 optioner utestående enligt ovan beskrivna villkor.

Uniflex har inte vidtagit några säkringsåtgärder relaterat till ovanstående optionsprogram och har inte heller någon skyldighet att återköpa eller reglera utgivna optioner. Uniflex har vid några tillfällen valt att utnyttja en klausul i aktieoptionsprogrammen som ger Uniflex en rätt men inte en skyldighet att återköpa optionerna då en ledande befattningshavare slutar. Uniflex bedömer att villkoren i IFRS 2, punkt 34 inte är uppfyllda då någon rätt att välja hur programmen skall regleras inte föreligger. Uniflex har erhållit marknadsmässig ersättning för utgivna optionsrätter varför ingen kostnad har redovisats i resultaträkningen. Vid återköp av optioner från ledande befattningshavare har ersättningen varit marknadsmässig.

[NOT 7] Finansnetto

	Koncern		Moderbolag	
	2015	2014	2015	2014
Ränteintäkter	440	261	32	76
Ränteintäkter från koncernbolag	-	-	1 232	1 130
Räntekostnader	-32	-109	-	-
Kursdifferenser netto	-2 738	583	-	-
Kreditavgifter	-217	-342	-	-
Summa	**-2 547**	**393**	**1 264**	**1 206**

[NOT 8] Skatter

	Koncern		Moderbolag	
Skatt på årets resultat	2015	2014	2015	2014
Följande komponenter ingår i skattekostnaden:				
Årets aktuella skatt	-10 925	-6 269	-1 186	-2 904
Skatt på tidigare års resultat	-	-19	-	-19
Uppskjuten skatt avseende temporära skillnader	-63	-117	-	-
Redovisad skatt	**-10 988**	**-6 405**	**-1 186**	**-2 923**

	Koncern		Moderbolag	
Avstämning av effektiv skattesats	2015	2014	2015	2014
Redovisat resultat före skatt	37 988	17 756	1 457	1 332
Skatt enligt gällande skattesats för moderbolaget (22%)	-8 357	-3 906	-321	-293
Skatteeffekt av:				
Justering av skatt tidigare år	-	-19	-	-19
Förändring i temporära skillnader	-63	-117	-	-
Ej beaktade underskott i Sverige	106	-	-	-
Ej beaktade underskott i Norge	-634	-227	-	-
Ej beaktade underskott i Finland	-176	-222	-	-
Ej beaktade underskott i Tyskland	-1 458	-1 789	-	-
Ej beaktade underskott i England	-31	-9	-	-
Ej avdragsgilla kostnader	-383	-135	-872	-2 627
Ej skattepliktiga intäkter	8	19	7	16
Redovisad skatt	**-10 988**	**-6 405**	**-1 186**	**-2 923**

	Koncern		Moderbolag	
Uppskjutna skattefordringar	2015-12-31	2014-12-31	2015-12-31	2014-12-31
Redovisade uppskjutna skattefordringar avser följande:				
Materiella anläggningstillgångar	24	33	-	-
Kundfordringar	64	58	-	-
Pensionsskulder redovisade som upplupna kostnader	363	423	-	-
Summa uppskjutna skattefordringar	**451**	**514**	**-**	**-**

Koncernen har ej redovisade uppskjutna skattefordringar avseende skattemässiga förlustavdrag i Norge, Finland och Tyskland om totalt 46,9 MSEK motsvarande en ej redovisad uppskjuten skattefordran om 9,2 MSEK. Förlustavdragen har ingen förfallotid. Koncernen redovisar ingen uppskjuten skattefordran för dessa underskottsavdrag som en följd av osäkerhet om när i framtiden tillräckliga skattepliktiga överskott kommer att redovisas.

Per den 1 januari 2016 har bolagsskattesatsen i Norge sänkts från 27 % till 25 %.

[NOT 9] Goodwill

	Koncern		Moderbolag	
	2015-12-31	2014-12-31	2015-12-31	2014-12-31
Ingående anskaffningsvärde	2 870	7 370	-	-
Justering av preliminär förvärvsanalys	-	-4 500	-	-
Utgående ackumulerade anskaffningsvärden	**2 870**	**2 870**	**-**	**-**
Ingående nedskrivningar	-	-	-	-
Årets nedskrivningar	-	-	-	-
Utgående ackumulerade nedskrivningar	**-**	**-**	**-**	**-**
Utgående bokfört värde	**2 870**	**2 870**	**-**	**-**

Redovisad goodwill är i sin helhet hänförlig till Utvecklingshuset. Prövning av nedskrivningsbehov sker årligen samt då indikationer finns på att nedskrivningsbehov föreligger. Det återvinningsbara beloppet för Utvecklingshuset fastställs baserat på beräkningar av nyttjandevärden. Dessa beräkningar utgår från bedömda framtida kassaflöden baserade på finansiella budgetar som godkänts av styrelsen. Bedömningen bygger på budget för 2016 samt på prognoser för åren 2017–2021. Bedömd tillväxt 2017–2021 är i intervallet 17–25 %. Det har vid årets prövning inte identifierats något nedskrivningsbehov.

[NOT 10] Övriga immateriella anläggningstillgångar

	Koncern		Moderbolag	
	2015-12-31	2014-12-31	2015-12-31	2014-12-31
Ingående anskaffningsvärde	5 322	5 001	-	-
Omräkningsdifferenser	-213	321	-	-
Utgående ackumulerade anskaffningsvärden	**5 109**	**5 322**	**-**	**-**
Ingående avskrivningar	-1 951	-833	-	-
Årets avskrivningar	-1 047	-1 018	-	-
Omräkningsdifferenser	103	-100	-	-
Utgående ackumulerade avskrivningar	**-2 895**	**-1 951**	**-**	**-**
Ingående nedskrivningar	-	-	-	-
Årets nedskrivningar	-	-	-	-
Utgående ackumulerade nedskrivningar	**-**	**-**	**-**	**-**
Utgående bokfört värde	**2 214**	**3 371**	**-**	**-**

Övriga immateriella anläggningstillgångar utgörs av kundkontrakt, varumärken och programvara i samband med företagsförvärv och har bestämts utifrån den analys som gjordes vid genomgången av den förvärvade verksamheten och avser segment Tyskland.

[NOT 11] Inventarier

	Koncern		Moderbolag	
	2015-12-31	2014-12-31	2015-12-31	2014-12-31
Ingående anskaffningsvärde	3 116	3 785	-	-
Inköp	0	247	-	-
Försäljningar/utrangeringar	-626	-1 080	-	-
Omräkningsdifferenser	-118	164	-	-
Utgående ackumulerade anskaffningsvärden	**2 372**	**3 116**	**-**	**-**
Ingående avskrivningar enligt plan	-1 114	-1 463	-	-
Försäljningar/utrangeringar	626	1 080	-	-
Årets avskrivning enligt plan	-851	-677	-	-
Omräkningsdifferenser	50	-54	-	-
Utgående ackumulerade avskrivningar	**-1 289**	**-1 114**	**-**	**-**
Utgående bokfört värde	**1 083**	**2 002**	**-**	**-**

[NOT 12] Andelar i koncernföretag

	Moderbolag	
	2015-12-31	2014-12-31
Ingående anskaffningsvärde	33 631	26 171
Årets investeringar	2 807	7 460
Utgående ackumulerade anskaffningsvärden	**36 438**	**33 631**
Ingående nedskrivningar	-17 748	-5 874
Årets nedskrivningar	-3 807	-11 874
Utgående ackumulerade nedskrivningar	**-21 555**	**-17 748**
Utgående bokfört värde	**14 883**	**15 883**

Företagets namn	Antal andelar	Kapitalandel %	2015-12-31	2014-12-31
Uniflex Sverige AB	20 000	100%	2 000	2 000
Uniflex Fordon AB	10 000	100%	-	-
Uniflex Sverige B&A AB	10 000	100%	-	-
Uniflex Logistik AB	10 000	100%	-	-
Uniflex Omställning AB	10 000	100%	-	-
Utvecklingshuset COM AB	1 000	100%	-	-
Uniflex Norge AS	1 000	100%	4 651	4 651
Uniflex Suomi Oy	1 000	100%	3 444	4 444
Uniflex Personal GmbH	1	100%	4 788	4 788
Uniflex Staffing Manchester Ltd	1 000	100%	-	-
Uniflex Ltd	1	100%	-	-
Bokfört värde			**14 883**	**15 883**

Företagets namn	Org.nr	Säte	Eget kapital	Resultat
Uniflex Sverige AB	556637-0341	Stockholm	71 223	32 396
Utvecklingshuset COM AB	556605-8771	Stockholm	1 760	979
Uniflex Fordon AB	556909-6349	Stockholm	1 000	-
Uniflex Sverige B&A AB	556913-1997	Stockholm	1 000	-
Uniflex Logistik AB	556921-1393	Stockholm	1 000	-
Uniflex Omställning AB	556921-2458	Stockholm	1 000	-
Uniflex Norge AS	995 419 408	Oslo	-13 944	-2 881
Uniflex Suomi Oy	2385494-9	Helsingfors	-5 304	-800
Uniflex Personal GmbH	HRB 6904	Dortmund	-2 598	-6 628
Uniflex Staffing Manchester Ltd	6444959	Manchester	-8 680	-143
Uniflex Ltd	6400116	Manchester	1 506	-

	Moderbolag	
	2015	2014
Erhållna koncernbidrag	4 000	12 000
Nedskrivningar av andelar i koncernföretag (Uniflex Personal GmbH)	-2 807	-11 874
Nedskrivningar av andelar i koncernföretag (Uniflex Suomi Oy)	-1 000	-
Summa	**193**	**126**

För ytterligare beskrivning av nedskrivning av andelar i koncernföretag, se not 25.

[NOT 13] Fordringar och skulder koncernföretag

	Långfristiga		Kortfristiga	
	2015-12-31	2014-12-31	2015-12-31	2014-12-31
Uniflex Sverige AB	-	-	-3 752	19 721
Utvecklingshuset COM AB	-	-	25	-
Uniflex Norge AS	18 000	18 000	2 069	1 988
Uniflex Suomi Oy	6 500	5 500	569	416
Uniflex Personal GmbH	8 000	8 000	954	878
Summa	**32 500**	**31 500**	**-135**	**23 003**

[NOT 14] Kundfordringar

	Koncern		Moderbolag	
Kundfordringar	2015-12-31	2014-12-31	2015-12-31	2014-12-31
Kundfordringar	191 938	193 678	-	-
Reserv osäkra kundfordringar	-622	-47	-	-
Summa kundfordringar	**191 316**	**193 631**	**-**	**-**

	Koncern		Moderbolag	
Reserv osäkra kundfordringar	2015-12-31	2014-12-31	2015-12-31	2014-12-31
Reserver osäkra kundfordringar vid årets början	-47	-820	-	-
Reservering för befarade förluster	-654	-2 793	-	-
Konstaterade förluster	47	3 326	-	-
Återvunna tidigare nedskrivningar	0	247	-	-
Valutakursdifferenser	32	-7	-	-
Summa reserv osäkra kundfordringar	**-622**	**-47**	**-**	**-**

	Koncern		Moderbolag	
Åldersanalys, kundfordringar	2015-12-31	2014-12-31	2015-12-31	2014-12-31
Ej förfallna fordringar	179 534	179 897	-	-
Förfallna fordringar 0-30 dgr	10 748	12 851	-	-
Förfallna fordringar >30-60 dgr	713	695	-	-
Förfallna fordringar >60-90 dgr	203	100	-	-
Kundfordringar förfallna >90 dgr	740	135	-	-
Summa kundfordringar	**191 938**	**193 678**	**-**	**-**

[NOT 15] Förutbetalda kostnader och upplupna intäkter

	Koncern		Moderbolag	
	2015-12-31	2014-12-31	2015-12-31	2014-12-31
Upplupna arvodesintäkter	72 918	71 269	-	-
Övriga poster	5 519	5 801	73	98
Summa	**78 437**	**77 070**	**73**	**98**

[NOT 16] Likvida medel

	Koncern		Moderbolag	
	2015-12-31	2014-12-31	2015-12-31	2014-12-31
Likvida medel	46 146	15 985	-	-
Kassa och bank	-	-	9 710	3
Spärrade bankmedel avseende hyreskontrakt	447	599	-	-
Summa	**46 593**	**16 584**	**9 710**	**3**

[NOT 17] Utdelning

Utbetalda utdelningar under 2015 avseende räkenskapsåret 2014 uppgick till 13,9 MSEK vilket motsvarade 0,80 SEK per aktie.

Styrelsen har föreslagit årsstämman den 26 april 2016 en ordinarie utdelning avseende 2015 om 26,0 MSEK motsvarande 1,50 SEK per aktie. Den föreskrivna utdelningen har inte redovisats som skuld i denna finansiella rapport.

[NOT 18] Risker och osäkerhetsfaktorer

Finansiella risker

Koncernen är genom sin verksamhet exponerad för olika slag av finansiella risker. Den övergripande policyn för den finansiella riskhanteringen är avkastning till minsta möjliga risk.

Koncernens finanspolicy fastställs årligen av styrelsen och reglerar hur de finansiella riskerna skall hanteras, samt vilka finansiella instrument som får användas. Koncernen får enligt finanspolicyn ej använda derivat för att hantera ränterisk.

Likviditetsrisk

Likviditetsrisk avser risken att koncernen kan få problem med att fullgöra sina skyldigheter som är förknippade med finansiella skulder. Koncernen har löpande likviditetsplanering genom daglig uppdatering av kassaflödesrapporter. Likviditetsplaneringen används för att hantera likviditetsrisken och kostnaderna för finansieringen av koncernen.

Målsättningen är att koncernen ska kunna klara sina finansiella åtaganden i uppgångar såväl som i nedgångar utan betydande oförutsedda kostnader. Kredittiden mot stora kunder tenderar att förlängas vilket innebär att de utestående fordringarna blir större. Koncernen har en dock en god likviditetsbuffert i form av likvida medel, ett positivt kassaflöde från verksamheten och en per balansdagen outnyttjad checkräkningskredit på 40 000 KSEK. Koncernens likvida medel uppgår på balansdagen till 46 593 KSEK och utestående kundfordringar till 191 316 KSEK vilket kan jämföras med utestående leverantörsskulder om 6 221 KSEK. Koncernen kan med hänsyn till den goda likviditeten med god marginal fullgöra sina åtaganden avseende finansiella skulder.

Chekräkningskrediten, som förlängs med ett år i taget, är förenad med lånevillkoret att koncernens soliditet vid varje tillfälle skall uppgå till minst 15 procent, vilket den hittills gjort. Per balansdagen är checkräkningskrediten på 40 000 KSEK outnyttjad.

För 2015 bedömde UC AB att Uniflex Sverige AB ligger i riskklass 5 (5) och AAA Soliditet att Uniflex Sverige AB har AAA (AAA) i kreditrating samt 80 (80) i betalningsindex.

Koncernens finansiella skuld på balansdagen består, med undantag för den ovan beskrivna checkräkningskrediten, i sin helhet av leverantörsskulder. Förfallostrukturen på leverantörsskulderna framgår av tabellen nedan.

	Koncern							
Löptidsanalys	**2015-12-31**				**2014-12-31**			
	<30 dgr	>30–90 dgr	>90 dgr	Totalt	<30 dgr	>30–90 dgr	>90 dgr	Totalt
Leverantörsskulder	5 853	368	0	6 221	6 456	337	7	6 800

Ränterisk

Med ränterisk avses risken att förändringar i marknadsräntan påverkar koncernens räntenetto negativt. Koncernens exponering för ränterisk var per bokslutsdatum begränsad. Uniflex har inga räntebärande finansiella skulder. Räntebärande finansiella tillgångar utgörs i huvudsak av obundna bankmedel. En förändring av marknadsräntan med en procentenhet påverkar koncernens samtliga räntebärande tillgångar och skulder och skulle ge en negativ resultateffekt med ca 400 KSEK.

Kredit- och motpartsrisk

Kredit- och motpartsrisk avser risken att motparten i en transaktion inte kan fullgöra sitt åtagande och därmed åsamkar koncernen förlust. Koncernen exponeras för kredit- och motpartsrisk när överskottslikviditet placeras i finansiella tillgångar. För att begränsa motpartsrisken accepteras endast motparter med hög kreditvärdighet enligt fastställd finanspolicy. Risken att koncernens kunder inte uppfyller sina åtaganden, dvs. att betalning inte erhålls från kunderna, utgör en kundkreditrisk. Koncernen har en kreditpolicy vilken innefattar kreditkontroll och hantering av kundkrediter. Företaget strävar efter stor spridning av kunder. Under 2015 stod ingen av de största kunderna för mer 10 procent av omsättningen. Företaget använder även inkassobolag för att minska kundförluster. Maximal kreditrisk motsvaras av bokfört värde på finansiella tillgångar.

På balansdagen uppgår kundfordringar på den största enskilda kunden till 26,3 MSEK. Den maximala exponeringen av kreditrisk framgår av det redovisade värdet i balansräkningen för respektive finansiell tillgång.

Kreditexponering	**2015-12-31**	**2014-12-31**
Kundfordringar	191 316	193 631
Kassa och bank	46 593	16 584
Summa	237 909	210 215

För åldersanalys av koncernens kundfordringar, se not 14.

[NOT 18 forts]

Valutarisk

Valutarisk avser risken att verkliga värden och kassaflöden avseende finansiella instrument kan fluktuera när värdet på främmande valutor förändras. Koncernen är endast marginellt exponerad för valutarisker. Den främsta valutaexponeringen i koncernen återfinns i valutafluktuationer vid omräkning av utländska dotterföretags tillgångar och skulder till moderbolagets funktionella valuta, så kallad omräkningsexponering. Koncernen har som policy att inte säkra omräkningseffekten av nettoinvesteringar i utländska dotterföretag. I moderbolaget sker varken försäljning eller inköp i utländsk valuta vilket innebär att ingen exponering finns för risk avseende fluktuationer i värdet av finansiella instrument, kund- eller leverantörsskulder eller valutarisker för framtida betalningsflöden. Koncernen har under 2015 haft begränsad verksamhet med annan funktionell valuta än moderbolaget. Koncernen har ingen exponering i form av lån eller placeringar i utländsk valuta.

Marknadsrisker

Konkurrenter

Marknaden för Uniflex tjänster är starkt konkurrensutsatt. Om marknaden expanderar ökar sannolikheten för att ytterligare konkurrenter etablerar sig. Uniflex anser dock att bolaget har en väletablerad position och organisation för att möta eventuell utökad konkurrens.

Konjunktur

Efterfrågan på Uniflex tjänster är beroende av den allmänna konjunkturutvecklingen. Vid konjunkturnedgångar finns risk för att många kunder reducerar användandet av temporär personal. En konjunkturnedgång kan också innebära en allmän prispress och ökad konkurrens från andra bemanningsföretag. Uniflex strategi att till största delen arbeta med rörlig kostnadsmassa gör att bolaget snabbt kan dra ner sina kostnader vid en konjunkturnedgång. Uniflex starka finansiella ställning är också en styrka i ett sådant skede.

Tillgång på personal

Bemanningsverksamhet är i hög utsträckning beroende av tillgång på personal. I dagsläget upplever inte Uniflex några större problem med rekrytering av ny personal. Det kan dock inte uteslutas att det blir svårare att rekrytera personal om arbetslösheten minskar.

Kollektivavtal

Kollektivavtal med arbetstagarorganisationer som representerar arbetstagarna i Uniflex affärsområden påverkar bolagets möjligheter att bedriva och utveckla bemanning. Uniflex viktigaste kollektivavtal är det svenska mellan LO och Almega Bemanningsföretagen samt avtalet mellan Unionen och Akademikerförbunden å ena sidan och Almega Bemanningsföretagen å andra sidan.

Kollektivavtalet för tjänstemän tecknades mellan Bemanningsföretagen, Unionen och Akademikerförbunden i den svenska avtalsrörelsen 2012/2013 och gäller från 1 maj 2013 till 30 april 2016. Avtalet för arbetare, som är en ettårig förlängning av tidigare avtal, är träffat mellan Bemanningsföretagen och förbunden inom LO och gäller från 1 maj 2015 till 30 april 2016.

Lagstiftning och reglering

Uniflex och marknaden påverkas i hög grad av tillämplig lagstiftning och andra föreskrifter som reglerar verksamheten. Förändringar i lagstiftning eller nya politiska beslut kan påverka Uniflex verksamhet såväl positivt som negativt. En risk som aktualiserats genom vissa politiska partiers uttalanden är att bemanningsföretag kan komma att ställas inför en hårdare politisk reglering. Det finns även en risk att det införs begränsningar mot bemanningsföretag i inhyrande företags kollektivavtal.

Risker förenade med verksamheten

Beroende av stora kunder

Inom samtliga av Uniflex yrkesområden sker en del av försäljningen till få men större kunder. Uniflex har bra affärsrelationer till dessa kunder, men skulle påverkas negativt om de försvinner och inte ersätts av nya.

Omställningstid

Uniflex upprätthåller en beredskap för förändringar i orderläge. Vid risk för varaktiga förändringar i ordersituationen läggs varsel enligt de regler som gäller på arbetsmarknaden.

Ansvarsrisker

De ansvarsrisker Uniflex har är främst risken för skador som uthyrd konsult orsakar kundens verksamhet eller egendom samt personskador. Uniflex tar i de allra flesta fall inget funktionsansvar, dvs. ansvar för arbetsledning, utan tjänsten innefattar att förse kunden med efterfrågad kompetens. Vid samtliga uppdrag tar Uniflex regelmässigt fram konsultens kompetens och bakgrund. Uniflex har ett försäkringsskydd för att täcke de ansvarsrisker koncernen har. Försäkringsskyddet är i enlighet med branschens standard.

Snabb tillväxt

Uniflex tillväxt kräver kontinuerlig rekrytering och utbildning av nya medarbetare. För att säkra en framgångsrik integrering av ny personal i verksamheten har Uniflex etablerat och dokumenterat rutiner för hur verksamheten ska fungera. Bolaget har också en väl utarbetad organisationsstruktur som underlättar intern rekrytering. Karriärmöjligheterna fungerar även som en viktig faktor för att behålla personalen. Nyetablering av kontor sker successivt med begränsade investeringar och personal anställs i takt med att efterfrågan på Uniflex tjänster ökar.

[NOT 19] Övriga kortfristiga skulder

	Koncern		Moderbolag	
	2015-12-31	2014-12-31	2015-12-31	2014-12-31
Mervärdesskatter	27 129	24 372	357	0
Personalens källskatter	19 866	18 988	133	136
Sociala avgifter	20 808	16 588	81	93
Övriga kortfristiga skulder	1 488	1 400	0	0
Summa	**69 291**	**61 348**	**571**	**229**

[NOT 20] Upplupna kostnader och förutbetalda intäkter

	Koncern		Moderbolag	
	2015-12-31	2014-12-31	2015-12-31	2014-12-31
Semesterlöneskuld	62 329	62 179	14	15
Upplupna löner	88 235	84 054	1 814	227
Pensioner och löneskatt	4 563	8 209	138	136
Styrelsearvoden	488	651	488	651
Övriga upplupna kostnader	2 254	2 439	52	107
Summa	**157 869**	**157 532**	**2 506**	**1 136**

[NOT 21] Ställda säkerheter och Ansvarsförbindelser

	Koncern		Moderbolag	
Ställda säkerheter	2015-12-31	2014-12-31	2015-12-31	2014-12-31
Företagsinteckningar avseende checkräkningskredit	40 000	80 000	-	-
Spärrade bankmedel avseende hyreskontrakt	447	599	-	-
Summa ställda säkerheter	**40 447**	**80 599**	**-**	**-**

	Koncern		Moderbolag	
Ansvarsförbindelser	2015-12-31	2014-12-31	2015-12-31	2014-12-31
Borgen för Uniflex Sverige AB avseende checkräkningskredit	-	-	20 000	20 000
Summa ansvarsförbindelser	**-**	**-**	**20 000**	**20 000**

[NOT 22] Resultat per aktie

Beräkningen av resultat per aktie före och efter utspädning baseras på följande:

	2015	2014
Resultat per aktie före utspädning, kr	1,56	0,65
Resultat per aktie efter utspädning, kr	1,56	0,65
Periodens resultat efter skatt hänförligt till moderbolagets aktieägare (MSEK)	27,0	11,4
Utgående antal aktier (000)	**17 362**	**17 362**
Vägt genomsnittligt antal aktier före utspädning (000)	17 362	17 362
Effekt av utspädning (000)	0	0
Vägt genomsnittligt antal aktier efter utspädning (000)	**17 362**	**17 362**

[NOT 23] Eget kapital

Aktiekapital

Posten aktiekapital avser moderbolagets aktiekapital. Antal aktier per 31 december 2015 uppgår till 17 361 690 med kvotvärde 0,20 SEK per aktie fördelat på 4 023 815 A-aktier med röstvärde 1 och 13 337 875 B-aktier med röstvärde 1/5. För ytterligare information, se avsnittet Uniflexaktien på sidan 26.

Övrigt tillskjutet kapital

Övrigt tillskjutet kapital består av kapital som uppstått genom transaktioner med aktieägarkretsen, såsom emissioner till överkurs.

Omräkningsreserver

Omräkningsreserver avser omräkningsdifferenser hänförliga till omräkning av utländska dotterbolag.

Balanserade vinstmedel inklusive årets resultat

Balanserade vinstmedel inkluderar årets och tidigare års resultat, utdelning till aktieägare, erhållna premier för utgivna optioner, återköp av optioner samt förvärv från innehavare utan bestämmande inflytande.

Förvaltning av kapital

Uniflex förvaltade kapital utgörs av eget kapital. Koncernens mål för förvaltning av kapitalet är att trygga koncernens fortlevnad och handlingsfrihet och att tillse att ägarna även fortsättningsvis erhåller avkastning på sina placerade medel. För att bibehålla och anpassa kapitalstrukturen kan koncernen dela ut medel. Enligt Uniflex utdelningspolicy ska utdelningen minst uppgå till 50 procent av årets vinst i koncernen.

[NOT 24] Transaktioner med närstående

Uniflex har kommersiella mellanhavanden med Poolia AB och BroHof Golf AB, med Poolia AB har Uniflex även vissa samarbetsavtal. Uniflex har haft transaktioner med båda parter under perioden (Poolia är tidigare moderbolag till Uniflex). Samtliga transaktioner med parterna sker på marknadsmässiga villkor. På balansdagen den 31 december 2015 hade Uniflex en kundfordran på Poolia AB om 5,2 MSEK (5,9) och en leverantörsskuld till Poolia AB om 0,2 MSEK (0,1). Mellanhavandena är i huvudsak hänförliga till tjänster där vidarefakturering sker. Resultatpåverkande omsättning har uppgått till inköp 2,1 MSEK (1,0) och försäljning 22,7 MSEK (23,7).

Uniflex styrelseordförande och största aktieägare Björn Örås är även ordförande och största aktieägare i Poolia AB, Dedicare AB och BroHof Golf AB. För övriga transaktioner mellan Uniflex och dess närstående, se Not 6 Ersättningar till ledande befattningshavare. Ingen styrelseledamot eller ledande befattningshavare har eller har haft någon direkt eller indirekt delaktighet i några affärstransaktioner som är eller var ovanliga till sin karaktär med avseende på villkoren, som inträffat under nuvarande eller föregående verksamhetsår. Inte heller har Uniflex lämnat lån, ställt garantier eller ingått borgensförbindelse för någon av styrelsens ledamöter, ledande befattningshavare eller revisorer i bolaget.

[NOT 25] Händelser efter balansdagen

Inga väsentliga händelser har inträffat efter räkenskapsårets utgång.

[NOT 26] Viktiga uppskattningar och bedömningar för redovisningsändamål

Uppskattningar och bedömningar utvärderas löpande och baseras på historisk erfarenhet och andra faktorer, inklusive förväntningar på framtida händelser som anses rimliga under rådande förhållanden. Som ett led i arbetet med att upprätta årsredovisningen görs bl. a. följande uppskattningar och redovisningsmässiga antaganden om framtiden.

Värdering av dotterbolag

Uniflex verksamheter i Norge, Finland och Tyskland har under året givit negativa resultat. En nedskrivningsbedömning har gjorts av posten Andelar i koncernföretag och den samlade bedömningen är att dessa verksamheter kommer att generera vinster i framtiden varför något nedskrivningsbehov, utöver nedskrivningarna avseende Finland och Tyskland som beskrivs nedan, för närvarande inte bedöms föreligga.

Värdet av aktier i det tyska bolaget har skrivits ned med ett belopp motsvarande de aktieägartillskott om totalt 0,3 MEUR (2,8 MSEK) som bolaget erhållit för förlusttäckning under 2015.

Värdet av aktier i det finska bolaget har skrivits ned med 1,0 MSEK baserat på den nedskrivningsprövning som gjorts av värdet på bolaget.

Vid förvärvet av Utvecklingshuset har redovisats ett övervärde i form av goodwill som uppgår till 2,9 MSEK. Värdet har prövats och någon indikation på nedskrivningsbehov bedöms inte föreligga.

Utfall av pågående tvister

Koncernen har för närvarande inga väsentliga pågående tvister.

Pensionsreserv

Då företaget rapporterar timanställda i efterhand samt att ålder har betydelse för kostnaden kan avsättningen i vissa fall överstiga verklig kostnad eller motsatt.

Undertecknade försäkrar att koncern- och årsredovisningen har upprättats i enlighet med internationella redovisningsstandarder IFRS, sådana de antagits av EU, respektive god redovisningssed och ger en rättvisande bild av koncernens och moderbolagets ställning och resultat, samt att förvaltningsberättelsen för koncernen och moderbolaget ger en rättvisande översikt över utvecklingen av koncernens och moderbolagets verksamhet, ställning och resultat samt beskriver väsentliga risker och osäkerhetsfaktorer som de företag som ingår i koncernen står inför.

Stockholm den 30 mars 2016

Björn Örås
Styrelsens ordförande

Monica Lindstedt
Styrelseledamot

Thomas Krishan
Styrelseledamot

Jenny Pizzignacco
Styrelseledamot

Jan Bengtsson
Verkställande direktör

Vår revisionsberättelse har avgivits den 31 mars 2016

Grant Thornton Sweden AB

Stefan Hultstrand
Auktoriserad revisor

Till årsstämman i Uniflex AB (publ)
Organisationsnummer 556462-0887

Rapport om årsredovisningen och koncernredovisningen
Vi har utfört en revision av årsredovisningen och koncernredovisningen för Uniflex AB (publ) för räkenskapsåret 2015 med undantag för bolagsstyrningsrapporten på sidorna 21–24. Bolagets årsredovisning och koncernredovisning ingår i detta dokument på sidorna 18–50.

Styrelsens och verkställande direktörens ansvar för årsredovisningen och koncernredovisningen
Det är styrelsen och verkställande direktören som har ansvaret för att upprätta en årsredovisning som ger en rättvisande bild enligt årsredovisningslagen och en koncernredovisning som ger en rättvisande bild enligt internationella redovisningsstandarder IFRS, såsom de antagits av EU, och årsredovisningslagen, och för den interna kontroll som styrelsen och verkställande direktören bedömer är nödvändig för att upprätta en årsredovisning och koncernredovisningen som inte innehåller väsentliga felaktigheter, vare sig dessa beror på oegentligheter eller på fel.

Revisorns ansvar
Vårt ansvar är att uttala oss om årsredovisningen och koncernredovisningen på grundval av vår revision. Vi har utfört revisionen enligt International Standards on Auditing och god revisionssed i Sverige. Dessa standarder kräver att vi följer yrkesetiska krav samt planerar och utför revisionen för att uppnå rimlig säkerhet att årsredovisningen och koncernredovisningen inte innehåller väsentliga felaktigheter.

En revision innefattar att genom olika åtgärder inhämta revisionsbevis om belopp och annan information i årsredovisningen och koncernredovisningen. Revisorn väljer vilka åtgärder som ska utföras, bland annat genom att bedöma riskerna för väsentliga felaktigheter i årsredovisningen och koncernredovisningen, vare sig dessa beror på oegentligheter eller på fel. Vid denna riskbedömning beaktar revisorn de delar av den interna kontrollen som är relevanta för hur bolaget upprättar årsredovisningen och koncernredovisningen för att ge en rättvisande bild i syfte att utforma granskningsåtgärder som är ändamålsenliga med hänsyn till omständigheterna, men inte i syfte att göra ett uttalande om effektiviteten i bolagets interna kontroll. En revision innefattar också en utvärdering av ändamålsenligheten i de redovisningsprinciper som har använts och av rimligheten i styrelsens och verkställande direktörens uppskattningar i redovisningen, liksom en utvärdering av den övergripande presentationen i årsredovisningen och koncernredovisningen.

Vi anser att de revisionsbevis vi har inhämtat är tillräckliga och ändamålsenliga som grund för våra uttalanden.

Uttalanden
Enligt vår uppfattning har årsredovisningen upprättats i enlighet med årsredovisningslagen och ger en i alla väsentliga avseenden rättvisande bild av moderbolagets finansiella ställning per den 31 december 2015 och av dess finansiella resultat och kassaflöden för året enligt årsredovisningslagen, och koncernredovisningen har upprättats i enlighet med årsredovisningslagen och ger en i alla väsentliga avseende rättvisande bild av koncernens finansiella ställning per den 31 december 2015 och av dess resultat och kassaflöden enligt internationella redovisningsstandarder, såsom de antagits av EU, och årsredovisningslagen. Våra uttalanden omfattar inte bolagsstyrningsrapporten på sidorna 21–24. Förvaltningsberättelsen är förenlig med årsredovisningens och koncernredovisningens övriga delar.

Vi tillstyrker därför att årsstämman fastställer resultaträkningen och balansräkningen för moderbolaget och för koncernen.

Rapport om andra krav enligt lagar och andra författningar

Utöver vår revision av årsredovisningen och koncernredovisningen har vi även utfört en revision av förslaget till dispositioner beträffande bolagets vinst eller förlust samt styrelsens och verkställande direktörens förvaltning för Uniflex AB (publ) för räkenskapsåret 2015. Vi har även genomfört lagstadgad genomgång av bolagsstyrningsrapporten.

Styrelsens och verkställande direktörens ansvar

Det är styrelsen som har ansvaret för förslaget till dispositioner beträffande bolagets vinst eller förlust, och det är styrelsen och verkställande direktören som har ansvaret för förvaltningen enligt aktiebolagslagen samt att bolagsstyrningsrapporten på sidorna 21–24 är upprättad i enlighet med årsredovisningslagen.

Revisorns ansvar

Vårt ansvar är att med rimlig säkerhet uttala oss om förslaget till dispositioner beträffande bolagets vinst eller förlust och om förvaltningen på grundval av vår revision. Vi har utfört revisionen enligt god revisionssed i Sverige.

Som underlag för vårt uttalande om styrelsens förslag till dispositioner beträffande bolagets vinst eller förlust har vi granskat styrelsens motiverade yttrande samt ett urval av underlagen för detta för att kunna bedöma om förslaget är förenligt med aktiebolagslagen.

Som underlag för vårt uttalande om ansvarsfrihet har vi utöver vår revision av årsredovisningen och koncernredovisningen granskat väsentliga beslut, åtgärder och förhållanden i bolaget för att kunna bedöma om någon styrelseledamot eller verkställande direktören är ersättningsskyldig mot bolaget. Vi har även granskat om någon styrelseledamot eller verkställande direktören på annat sätt har handlat i strid med aktiebolagslagen, årsredovisningslagen eller bolagsordningen.

Vi anser att de revisionsbevis vi inhämtat är tillräckliga och ändamålsenliga som grund för våra uttalanden.

Därutöver har vi läst bolagsstyrningsrapporten och baserat på denna läsning och vår kunskap om bolaget och koncernen anser vi att vi har tillräcklig grund för våra uttalanden. Detta innebär att vår lagstadgade genomgång av bolagsstyrningsrapporten har en annan inriktning och en väsentligt mindre omfattning jämfört med den inriktning och omfattning som en revision i enlighet med International Standards on Auditing och god revisionssed i Sverige har.

Uttalanden

Vi tillstyrker att årsstämman disponerar vinsten enligt förslaget i förvaltningsberättelsen och beviljar styrelsens ledamöter och verkställande direktören ansvarsfrihet för räkenskapsåret.

En bolagsstyrningsrapport har upprättats, och dess lagstadgade information är förenlig med årsredovisningens och koncernredovisningens övriga delar.

Stockholm den 31 mars 2016

Grant Thornton Sweden AB

Stefan Hultstrand
Auktoriserad revisor

STYRELSE OCH VD



Björn Öràs
Född 1949
Fil kand. i ekonomi, Lunds universitet
Styrelseordförande, Uniflex grundare och medlem av styrelsen sedan grundandet.
Styrelseordförande i Poolia AB, Dedicare AB och Bro Hof Slott AB.
Aktier i Uniflex: 4 023 815 A-aktier och 3 101 445 B-aktier



Monica Lindstedt
Född 1953
Civilekonom, Handelshögskolan i Stockholm
Medlem av styrelsen sedan 2004.
Styrelseordförande i Hemfrid i Sverige AB.
Ordförande i Företagarna.
Styrelseledamot i Sveriges Television AB, Coor Service Management Holding AB, UNICEF Sverige och Svenska Hus AB.
Aktier i Uniflex: 15 000 B-aktier



Thomas Krishan
Född 1968
Civilekonom, Uppsala universitet
Medlem av styrelsen sedan 2013.
Bedriver sedan 2003 egen verksamhet inom investeringar.
Aktier i Uniflex: 1 197 393 B-aktier



Jenny Pizzignacco
Född 1979
Civilekonom, Lunds universitet
Medlem av styrelsen sedan 2014.
Tf. CFO för Dedicare AB.
Aktier i Uniflex: 351 140 B-aktier



Jan Bengtsson
VD
Född 1967
Civilekonom, Stockholms universitet
VD sedan 2002
Aktier i Uniflex: 168 000 B-aktier
Teckningsoptioner i Uniflex: 230 000 st.

Revisorer

Stefan Hultstrand
Född 1955
Auktoriserad revisor Grant Thornton Sweden AB

ANDRA LEDANDE BEFATTNINGSHAVARE



Jonas Nilsson
Marknadsområdeschef
Född 1968
Anställd sedan 2002.
Aktier i Uniflex: 19 500 B-aktier
Teckningsoptioner i Uniflex: 37 000 st.



Mattias Melander
Marknadsområdeschef
Född 1974
Anställd sedan 2006
Aktier i Uniflex: 0
Teckningsoptioner i Uniflex: 22 000 st.



Kent Thudén
Ekonomichef
Född 1965
Anställd sedan 2008
Aktier i Uniflex: 0
Teckningsoptioner i Uniflex: 37 000 st.



Eleonore Häger
HR-chef
Född 1986
Anställd sedan: 2010
Aktier i Uniflex: 0
Teckningsoptioner i Uniflex: 0



Christopher Carey
VD Uniflex Norge AS
Född 1977
Anställd sedan 2010
Aktier i Uniflex: 0
Teckningsoptioner i Uniflex: 7 000 st.



Miikka Viitala
VD Uniflex Suomi Oy
Född 1983
Anställd sedan 2011
Aktier i Uniflex: 0
Teckningsoptioner i Uniflex: 0



Targan Kursun
VD Uniflex Personal GmbH
Född 1975
Anställd sedan: 2015
Aktier i Uniflex: 0
Teckningsoptioner i Uniflex: 0



Hari Turcinhodzic
VD Utvecklingshuset COM AB
Född 1975
Anställd sedan: 2012
Aktier i Uniflex: 0
Teckningsoptioner i Uniflex: 0

AKTIEÄGARINFORMATION

ÅRSSTÄMMA

Ordinarie årsstämma för aktieägarna i Uniflex AB (publ) hålls tisdagen den 26 april 2016, klockan 16.00 på Hotell Scandic Anglais på Humlegårdsgatan 23 i Stockholm.

DELTAGANDE I STÄMMAN

Aktieägare som vill delta i årsstämman ska vara införd i den av Euroclear Sweden AB förda aktieboken onsdagen den 20 april samt anmäla sin avsikt att delta enligt nedan. Det innebär att aktieägare som låtit förvaltarregistrera sina aktier måste inregistrera aktierna i eget namn i aktieboken för att få delta i årsstämman. För att sådan registrering skall kunna ha skett till den 20 april måste aktieägaren underrätta sin förvaltare i god tid dessförinnan.

ANMÄLAN

Aktieägare som önskar delta i årsstämman ska senast torsdagen den 21 april 2016 klockan 12.00 anmäla sig till bolaget under adress: Uniflex AB, Att: Kent Thudén, Box 7014, 121 07 Stockholm-Globen.

Anmälan kan också göras via e-mail till kent.thuden@uniflex.se

Vid anmälan uppges namn, adress, person- eller organisationsnummer, telefon, e-mailadress och antal aktier. Eventuella biträden måste också föranmälas.

KALLELSE TILL ÅRSSTÄMMAN

Kallelse till årsstämman kommer att ske genom annonsering Post- och Inrikes Tidningar samt på bolagets webbplats. Vid tidpunkten för kallelse kommer information om att kallelse skett annonseras i Svenska Dagbladet. Dagordningen och ärenden för årsstämman kommer att framgå av kallelsen.

UTDELNING

För 2015 föreslår styrelsen en ordinarie utdelning om 1,50 kronor per aktie baserat på 17 361 690 aktier, motsvarande 26,0 MSEK.

Avstämningsdag för utdelningen föreslås till torsdagen den 28 april 2016. Utbetalning beräknas då ske den 3 maj.

Kalendarium 2016

Delårsrapport januari–mars 2016	26 april, klockan 13:30
Årsstämma i Uniflex AB	26 april, klockan 16:00
Delårsrapport januari–juni 2016	15 juli, klockan 07:25
Delårsrapport januari–september 2016	18 oktober, klockan 13:30
Bokslutskommuniké 2016	februari 2017

SVERIGE

Uniflex Sverige AB
Arenavägen 57
Box 7014
121 07 Stockholm-Globen
Tel 08-555 368 00
info@uniflex.se

Utvecklingshuset COM AB
Västra Hamngatan 24–26
403 15 Göteborg
Tel 010-454 40 04
kontakt@utvecklingshuset.se

NORGE

Uniflex Norge AS
Grenseveien 92
0663 Oslo
Tel +47 22 36 22 21
info@uniflex.no

FINLAND

Uniflex Suomi Oy
Kaikukatu 2
00530 Helsinki
Tel +358 (0)40 689 3200
info@uniflex.fi

TYSKLAND

Uniflex Personal GmbH
Ostenhellweg 50
44135 Dortmund
Tel +49 231 99956500
info@uniflex-personal.de

UNIFLEX BEMANNING

Ineko Finanstryck 2016 – 258141

Exhibit 99.6

POOLIA


ANNUAL REPORT
2017

Notice of the Annual General Meeting

The shareholders of Poolia AB (publ) are hereby given notice of the Annual General Meeting to be held on Wednesday 25 April 2018 at 4 p.m. at the Company's offices in Stockholm at Kungsgatan 57A, 4th floor.

Registration

Shareholders wishing to attend the AGM must be entered in the share register held by Euroclear Sweden AB as at Thursday 19 April 2018, and must have notified Poolia of their intention to attend by Thursday 19 April 2018.

Shareholders may notify the Company of their intention to attend by contacting:
Poolia AB
Attn: Viveca Krüger
Box 207
SE-101 24 Stockholm

Notification may also be made by
telephone: 08-555 54 007
e-mail: viveca.kruger@poolia.se

The notification must include the name, telephone number, personal identity number or company registration number and the number of advisors. Shareholders with nominee-registered shares who wish to attend the Annual General Meeting must have their shareholding registered in their own name so that their shares are registered well before 19 April 2018.

Dividend

The Board proposes that the Annual General Meeting adopt a dividend of SEK 0.6 per share, to a total value of SEK 10,273,198.

CONTENTS

Financial calendar

Interim report Jan–Mar	25 April 2018
Interim report Jan–Jun	27 July 2018
Interim report Jan–Sep	25 October 2018
Year-end report 2018	15 February 2019

ISIN code: SE0000567539
NASDAQ OMX ticker: POOL B

Photos: Christian Gustavsson, Jeanette Hägglund, Martin Wärn

POOLIA IN BRIEF

Poolia's history

1989
Björn Örås founds Ekonompoolen (Pool of Accountants) in Stockholm. A new act on the deregulation of temporary staffing comes into force in Sweden in 1992.

1993
Teknikerpoolen (Pool of Engineers) is founded. Deregulation of the permanent placement market.

1997
The Company adopts a new strategy to become a full-service supplier in the staffing industry and is renamed Poolia. A new business area, Poolia Kontor, is established with the acquisition of Kontorsvikarien.

1999
Poolia is launched on the Stock Exchange and becomes the first company in Sweden with a Legal business area.

2000
Poolia become Sweden's second fastest-growing company and third largest staffing company. Operations start in Denmark and Finland.

2001
Acquisition of Competence Sköterskejouren, leading to the start of Poolia Healthcare. Operations start in Germany with the acquisition of A&Z.

2002
Poolia adopts a new strategy and reverts to a business that specialises purely in qualified professionals. Other activities, primarily Warehouse & Industry, are moved to the new company Uniflex, which is completely separate, but owned by Poolia.

2004
Acquisition of UK company Parker Bridge, with operations in London and Edinburgh. Uniflex is distributed to shareholders and listed on the Stock Exchange.

2007
Poolia Healthcare and Poolia Doctor are separated from Poolia and placed in a separate company, Dedicare. Poolia continues as the owner.

2010
Poolia reports growth and prepares to gain market shares. Acquisition of Utvecklingshuset.

2011
Dedicare is distributed to shareholders and listed on the Stock Exchange. Poolia starts up new business areas, Poolia Executive Search and Talent Eye, and establishes a presence in Umeå and Sundsvall.

2013
Poolia's strategy is focused on the core business of temporary staffing and permanent placement of professionals. All other activities are discontinued. Focus on sales and employee development.

2014
The year is marked by restructuring and adaptation of the business with a focus on sales and marketing.

2015
The focus on profitability improvements, strategic and organisational development and sales begins to produce results. Acquisition of Joblink with operations in Malmö.

2016
The operating margin is close to the Company's long-term target.

2017
Poolia Sweden and Poolia Finland show a considerable improvement in profitability. Poolia Germany continues to show good growth.

SHARE OF REVENUE BY SEGMENT 2017


Germany 25.6%
Finland 5.1%
Sweden 69.3%

REVENUE, SEK MILLIONS


900
800
700
600
500
400
300
200
100
0
2013
2014
2015
2016
2017

Relates only to continuing operations.

EQUITY/ASSETS RATIO


%
40
35
30
25
20
15
10
5
0
2013
2014
2015
2016
2017

AVERAGE NUMBER OF EMPLOYEES


1 600
1 400
1 200
1 000
800
600
400
200
0
2013
2014
2015
2016
2017

OPERATING PROFIT/LOSS, SEK MILLIONS


50
40
30
20
10
0
2013
2014
2015
2016
2017

Relates only to continuing operations.

EARNINGS PER SHARE, SEK


1.50
1.00
0.50
0
-0.50
-1.00
-1.50
2013
2014
2015
2016
2017

PERCENTAGE OF EMPLOYEES BY COUNTRY 2017, AVERAGE


Sweden 61.0%
Finland 7.3%
Germany 31.7%

GENDER DISTRIBUTION 2017


Women 63%
Men 37%

FROM THE CEO

In summarising 2017, we can see that the Group's total revenue and earnings stagnated in 2017. It was positive to see Poolia Sweden increasing its operating profit by 57% compared with 2016, Poolia Germany continuing its growth journey and Poolia Finland reversing the negative earnings trend. In the strong economy, there continued to be a great deal of interest in our services. However, tougher competition meant that revenue declined from SEK 785 to SEK 772 million (-1.7%) and operating profit from SEK 23.0 million to SEK 22.2 million (-3.8%). The operating margin was unchanged at 2.9%. We are not satisfied with this development.

Continuing strong market but tougher competition

2017 was another year of good demand for both temporary staffing and permanent placement services, with the large cities being the main growth areas. Stockholm accounts for more than 40% of the industry's revenue, western Sweden for 25%, central and southern Sweden for 15% each and the northern region for 5%. The metropolitan areas are also dominant in Germany and Finland .

Growth in different occupational categories varied significantly. Demand increased most in the blue-collar segment, by just over 16%. The main reason was the strong industrial economy, which increased employment in the engineering, industrial, warehousing and transport sectors. The entire white-collar segment grew by 10%, while the occupational categories in which Poolia is active, mainly the white-collar sector, showed slower growth (6%). Growth tailed off in the last quarter of 2017. Poolia's market share in Sweden was unchanged at 5%, Poolia Germany's share was just under 1% and Poolia Finland's was 1%.

Unemployment in the occupational and geographical areas in which Poolia operates is at historically low levels. This resulted in a further shortage of candidates in both temporary staffing and permanent placement in 2017.

At the same time, we see increasing competition. In addition to the large number of staffing agencies in the market, there are many consultant brokering companies which in turn engage smaller, independent consulting firms for assignments. These brokering companies are growing rapidly and taking market shares from traditional staffing agencies. The strong economy also means that our clients are increasingly wanting to employ staff. Consequently, our resource temps are tending to be offered employment with the client company after serving as a temp, which means that their period of employment with Poolia is becoming shorter.

Overall, competition has therefore intensified, despite increasing demand in both the temporary staffing and permanent placement business. This is slowing our growth. We therefore need to find many more new assignments and temps than previously.

Poolia 2017 – the year's events and developments

Revenue for Poolia Sweden and Poolia Finland declined in 2017, while Poolia Germany continued to grow. However, towards the end of the year, we saw some growth in Sweden and particularly in Finland. Finland was affected by the country's better economic situation, where they finally appear to be out of the "permafrost" that has gripped the economy for a long time. Unfortunately, Germany showed a negative revenue trend towards the end of the year.

Even though our three-year restructuring programme in Sweden was formally completed in the first half of the year, we continued to invest significant time and resources in developing the business.

We invested in a brand new website where we use the latest technology to obtain maximum accessibility through digital channels and search engines. The website is based on analyses of changed application behaviour and is designed so that candidates can search for new jobs or assignments with just a few keystrokes. The website was one of the reasons why Poolia Sweden was named Newcomer of the Year in the 2017 Employer Branding awards. We doubled the number of followers on Facebook and have the industry's highest LinkedIn index. We have also invested in AI (artificial intelligence) in order to find more candidates with relevant profiles faster and more efficiently.

We conducted a comprehensive project to make the Poolia brand more modern and attractive. The aim is to recapture our previous market position, particularly by attracting the younger target group that is moving in the labour market today.

More focus on employees and working methods

Our internal development of Poolia continued with improved salary models and a benefits portal for all employees, while many employees received training in business skills and social selling. We introduced simplified processes to reduce the lead time for appointments and developed a new operating model, which will be introduced in 2018, for increasing efficiency in the temporary staffing business. We have invested, and continue

to invest, substantial resources in adapting Poolia to GDPR and will be ready well before the regulation comes into force on 25 May 2018. We have also obtained ISO quality and environmental certification according to the latest standard (2015).

Surveys show that 95% of employees are conversant with our goals and strategies and that they continue to have strong confidence in management. Our Client Satisfaction Index surveys continue to show that our clients are very satisfied with Poolia. I see this as confirmation that we are doing the right things and developing the Company to respond to constant new challenges and changes in the market.

Those of us who work at Poolia have a lot to be proud and grateful about. We have the privilege of working in one of the most important areas of people's lives – their livelihood and professional development. Everyone who has the good fortune to lead people knows that the hardest thing we do is finding the right person for the right position. And more than 3,000 times every year, we help ambitious managers to do just that. At the same time, we help talented, hard-working individuals to find a job in which they feel happy and can develop.

This difficult matching is an area in which Poolia excels. Our services enable us to contribute to faster and better development of the economies in Sweden, Finland and Germany – with a strong belief in the future and our own ability to improve it.

Stockholm, 4 April 2018

Morten Werner
Managing Director & CEO

POOLIA'S VALUES AND OPERATIONS

Poolia's business concept is to help companies and organisations with recruiting and staffing of qualified personnel within the white-collar sector. Personnel that contribute to our clients' success.

We have been following the labour market for a long time and are well aware of the present and future challenges facing our clients. The outside world is changing constantly, and in 2017 we focused on developing and digitalising our processes, offering and benefits – in line with the restrictions and changed behaviour under the GDPR.

Our vision

Poolia is a temporary staffing and permanent placement company. But we prefer to see ourselves as experts in finding and matching skills. Because it is always people who make a difference. It is individuals who create results. Having the right individuals in the right place builds successful companies. We have summarised this in our vision:

The right individual. In the right place. Always.

Values

Poolia's values form the basis of the Company's business operations and are ingrained in everything we do. We want our values to get our employees to grow and feel satisfaction in their work.

- I am important
- I try the untried
- I always do my best
- I put business first
- I take responsibility
- I am here with heart and soul
- We are the good company

We want to express our credibility through our values – not just in our cooperation with our clients, but also in our contacts with candidates, shareholders and other stakeholders. To achieve this, we must be able to attract the best employees, which is why it is our aim to be the best employer in the business. Poolia's clearly defined, relevant values are a strength and are essential to the achievement of our goals.

Learning organisation

Poolia works constantly to be a learning organisation providing strategic expertise. This means we focus on sustainability and work in a long-term framework by having the right expertise in the right place at the right time in order to achieve our business objectives. Our managers are responsible for creating a good learning and skills development environment.

Good leadership

Leadership must be based on mutual trust and acceptance. Poolia's managers must have courage, equal values and promote diversity. They must also demonstrate decisive, effective leadership that inspires confidence, and be able to manage with the Company's goals and visions as their starting-point.

Poolia's leadership development is based on our leadership philosophy, which emphasises that we are a company that attracts highly-qualified, ambitious and business-oriented people with humanistic values. This requires Poolia's managers to have

- a focus on results
- courage in their leadership
- a coaching approach
- equal values

Our success factors


MOST MODERN TOOLS
GREATEST EXPERIENCE
UNIQUE SELECTION PHILOSOPHY
POOLIA QUALITY

Greatest experience

For 30 years, Poolia has focused on one thing: providing qualified personnel in the white-collar service area. This demarcation is our strength and is what makes us probably the industry's most experienced permanent placement consultants. We have solid experience in a number of specialist areas. We understand companies and their business conditions. And we know what is required of the individual.

Poolia currently has one of the industry's strongest and most appreciated brands. Brand awareness is high and the associations are positive. This means that many candidates perceive us as interesting. It makes them want to search for jobs through us and they appreciate how we treat and deal with them. For example, TrustCruit, which measures the candidate experience, rates us at 4.6 out of 5. All in all, we have a well-visited website and an increasing inflow of candidates via poolia.se.

Poolia Quality

We stand by what we promise. Poolia is an authorised recruitment company and a dedicated employer with a high reputation in the employee satisfaction index. In Sweden alone, we conduct more than 1,400 permanent placements and 1,700 temporary staffing assignments every year. We offer our private and public sector clients proven and quality-assured processes and professional partnership in the area of staffing. In 2016, Poolia Sverige AB was awarded certification under the standards SS-EN ISO 9001:2015 and SS-EN ISO 14001:2015.

Those of us who work at Poolia always endeavour to do our best. We dare to try the untried and we have a desire to take responsibility – for our clients, for our candidates and for each other. People are what makes Poolia and they are our most important asset. We therefore want to do everything to ensure they are satisfied, to enable them to develop and to make them feel good. We must, purely and simply, be the best employer in the business.

Although we are very proud of our figures, we are not satisfied; we continuously evaluate all our processes so that we can continue to develop and become even better. The 2017 results are shown below.

CLIENT SATISFACTION	TEMP SATISFACTION	CADNIDATE SATISFACTION	EMPLOYEE SATISFACTION INDEX	LINKEDIN BRAND INDEX
4.4 (max 5.0)	662 (target 700)	4.4 (max 5.0)	4.5 (max 5.0)	35% highest in industry

Unique selection philosophy

The candidate's CV is important, but is not the entire true picture. We know that context is crucial to how well a person performs. This is why we conduct detailed tests and interviews with all candidates. We identify drivers and ambitions. We find the personality that best matches the conditions. Only when the overall picture is complete do we recommend not only a suitable individual. We recommend the right individual.

Modern tools

An ever-increasing presence on the internet and social media such as Facebook and LinkedIn has changed the ground rules. Identifying qualified candidates, active and passive, today requires an understanding of online behaviour, an ability to create attractive job adverts and the right tools to communicate in the digital channels. Poolia offers both advice and advanced digital services for advertising in relevant channels for a specific need. In all advertising, we ensure that the client's brand is served in the best way.

Our business

Poolia offers high expertise in the core areas of permanent placement and temporary staffing throughout Sweden – from Malmö in the south to Umeå in the north.

Temporary staffing

Temporary staffing is one of Poolia's core business activities, serving clients in need of qualified professionals. Poolia has 29 years' experience of placing qualified professionals in temporary positions at all levels – from office assistants to specialists and managers. We help companies of all sizes to quickly and effectively cover temporary peaks in production, scheduled leave, sick leave and other situations where extra resources are needed. We quickly and efficiently find the right candidate for each assignment, whether the client is seeking a particular skill, wants to fill an interim assignment or needs to staff an entire department.

Permanent placement

Permanent placement is our other core business activity. Our methods have been developed and improved during the 29 years we have worked in this area and we have created quality-assured processes that are suited to companies of all sizes in the private and public sectors. The fact that we get specialists in an occupational segment to recruit within that segment means we can always quickly and accurately match the right candidate to each job.

Interim management

Here at Poolia, we have almost 30 years' experience in appointing specialists. During these years, we have seen that some interim assignments are more common than others. The interim management consultant appointed for the assignment always has the right training, experience and skills to perform the job. The most common roles we offer include Manager, CFO, Consultant, CEO, HR Manager and Purchasing Manager.

Poolia Executive Search

Poolia Executive Search has a comprehensive network, both national and international, and more than 70 years of collective experience in Executive Search. This means that we can use our long experience to provide our clients with advice and knowledge that strengthens their business and gives precision in the appointment of new leaders and managers. With quality, commitment and hard work as their guiding principles, our permanent placement consultants have supported many clients in successfully filling managerial positions.

Poolia's specialist areas

The permanent placement and temporary staffing services are divided into several specialist areas:

Bank & Finance

Discretion, reliability and high performance are just some of qualities we demand from our temps in this area. We can offer you staff for all types of services – from assistants to specialists and managers. For example, we have candidates in the areas of treasury, back office, debt collection, advisory services, credit and insurance management. Together with your employees, we ensure that your company achieves its business goals on time.

Economics

All of us who work on recruitment in Economics are specialists with long experience in the staffing industry. Our specific experience gives us a deep understanding of your needs and the challenges you face. We have an extensive candidate base and a large network in the industry. Our clients range from large global listed companies to small local companies. In both the private and public sectors.

HR & Payroll

Personnel matters are an important strategic resource issue. Regardless of whether the matter concerns development or

payroll administration. With experience, commitment and proven selection processes, we can effectively find the right skills for your organisation. We are specialists in HR & Payroll specialists. At Poolia, specialists are always recruited by specialists. This is particularly true of HR & Payroll, which is our own specialist area.

Administration

We have a broad skills map and a large recruitment area. With our quality-assured solution, we help you with everything from assistants and administrators to PAs and project managers. Our success is based on our long experience in the area and our wide network of client and candidate contacts. We have a very good understanding of your different needs and can offer you the right person for the right assignment with excellent precision.

Engineering

We have solid experience in recruitment in engineering and industrial companies and have an engineering background ourselves. We understand your business, your challenges and help you find the right person. By combining people and technology, we help your company to find the skills you need.

Legal

At Poolia, we have extensive experience in skills supply in the Legal area. Everything from young potentials to qualified and highly experienced lawyers. Our partner network contains talented and dedicated candidates with experience in different legal areas such as company, property, labour and insurance law. We provide temps for interim assignments with experience in qualified legal advisory services, legal investigations, lawsuits, negotiations and contract management. Our temps are used to working closely with management and have extensive experience in legal affairs and the law.

Life Science

We have solid experience in recruitment in Life Science and have a research background ourselves. We provide managers and engineers in process and production, as well as laboratory engineers, project managers, chemists, microbiologists and quality assessors who can all contribute to developing your company.

IT

Without effective IT, work often comes to a standstill. It is therefore particularly important to be knowledgeable about the sector and to understand both the technology and the challenges that companies face. We specialise in finding and assessing IT skills that suit your particular company. We work on IT consulting throughout the IT area. Everything from hardware to software. And with positions that extend throughout the organisation. Both operational and strategic. We help you with your company's business-critical operations and recruitment of the right IT consultants such as .NET developers, test managers, performance testers, Biztalk architects, virtualization specialists, IT project managers, BI architects and Hadoop developers.

Purchasing & Logistics

We have long experience in recruitment of managers and specialists in Purchasing & Logistics. We have a quality assured solution for providing you with experienced individuals with a successful track record in driving purchasing and logistics issues.

Sales & Marketing

Achieving success in today's competition requires a professional sales and marketing department. We are passionate about the industry and keep close track of trends and profiles. We specialise in quickly and smoothly finding the right sales and marketing individuals who are specialists in your particular sector. If you need to recruit a temp, we can help you here at Poolia. With our extensive experience of assignments at all levels, we can deliver a high level of service and quality in every assignment. We have high client satisfaction.

SUSTAINABLE BUSINESS

This is Poolia's first sustainability report and it applies to the 2017 financial year. The sustainability report has been prepared in accordance with the provisions of Chapters 6 and 7 of the Swedish Annual Accounts Act. The sustainability report covers the entire Poolia Group.

General information about Poolia

Poolia AB is part of the temporary staffing and permanent placement sector and the Group's companies are authorised by the trade associations in Sweden, Germany and Finland. We help companies and organisations with recruiting and staffing of qualified personnel within the white-collar sector. Our business is to provide staff, either for permanent employment or for a temporary period. This is our core business and has been since 1989.

The Poolia Group obviously follows all laws, ordinances and other requirements relating to our business in our countries of operation. To do so, we translate them into appropriate measures in all areas of the organisation. For Poolia Sweden, the company is certified under ISO 9001:2015 quality management system, ISO 14001:2015 environmental management system and STEMFS 2014:2 energy audit system. Our authorisations and certifications are important in ensuring the quality of what we deliver to our clients and constantly developing the business – with the goal of being the best employer.

Our marketing department is responsible for ensuring that marketing activities comply with our internal policies and current legislation. In accordance with Poolia's communications policy, we never market ourselves with images, messages or in contexts that include or allude to sex, alcohol, politics, gambling or drugs.

Poolia's business model

Poolia's business model is to provide clients with staff either for permanent employment (permanent placement) or for a temporary period (temporary staffing).

THE PERMANENT PLACEMENT PROCESS

The process starts with an order/request from the client. Poolia then provides a suitable candidate who the client can then appoint.


STARTMÖTE, KRAVPROFIL OCH TIDSPLAN
URVAL, TELEFONINTERVJU OCH TESTER
KANDIDAT-PRESENTATION
TESTER OCH REFERENSTAGNING
UPPFÖLJNING GARANTIER
1
2
3
4
5
6
7
8
9
ANNONSERING
DJUPINTERVJU ANDRA URVALET
INTERVJUER HOS KUND
ANSTÄLLNING
POOLIA + KUND
POOLIA
KUND

THE TEMPORARY STAFFING PROCESS

The process starts with an order/request from the client. Based on the client's needs, Poolia provides the required skills for as long as the client wishes. In temporary staffing, Poolia is the employer and, as such, has full employer responsibility and all that this involves, including salary interviews, work environment issues and more.

Common to both processes is that we follow up whether the recruitment was successful and deal with any comments or complaints from either the client or the candidate.


STARTMÖTE, KRAVPROFIL OCH TIDSPLAN
URVAL TESTER
REFERENSER
ARBETSGIVAR-ANSVAR
UPPFÖLJNING
1
2
3
4
5
6
7
8
9
ANNONSERING
INTERVJUER
ANSTÄLLNING
LEDA OCH FÖRDELA ARBETET
POOLIA + KUND
POOLIA
KUND

Materiality analysis

In the event of a major change in any part of Poolia's operations, we conduct a materiality analysis, based on Poolia's business model, of risks and opportunities, including an examination of environmental aspects. The management group is responsible for ensuring that risk and opportunity analyses are carried out annually for all parts of the organisation. The risk and opportunity analysis is conducted at management group level, with the consequences resulting in priority areas that are broken down into a project list and followed up at each management group meeting. The purpose of a risk and opportunity analysis is to identify different possible scenarios, both positive and negative, in good time and prepare the Company for changes. A proactive attitude results in a safer operation and can open up new business opportunities.

Highlighted risks can be dealt with as far as possible through risk reduction, while identified opportunities can be utilised. The annual business plan process analyses strengths, weaknesses, threats and opportunities which are linked to the risk analysis. Examples include risks and opportunities associated with significant environmental aspects, client requirements for our services, legal and regulatory requirements (such as GDPR), potential emergencies in any area and other necessary projects identified.

Every year, all our business areas, staff functions and local offices are audited by our internal auditors. These audits analyse Poolia's compliance with its processes, routines and guidelines. We also follow up the previous year's deviations and what measures we have taken to ensure that we avoid deviations.

We have identified the following priority focus areas that are important to the success of our business model and its contribution to sustainable development and future profitability.

- Client satisfaction.
- Temp and employee satisfaction.
- Sustainable and certified environmental work.

Client satisfaction

Having satisfied customers is a cornerstone of long-term sustainable success. This is particularly true of the staffing industry, where clients have particularly high expectations of us as suppliers. Poolia always strives for the highest client satisfaction, which is one of Poolia's key quality objectives. We measure client satisfaction with regular client surveys, which we carefully follow up in order to improve further.

Client offering

For 30 years, Poolia has focused on one thing: providing qualified personnel within the white-collar service area. This demarcation is our strength and has given us solid experience in a number of specialist areas. We understand companies and their business conditions and know what is required of our candidates. With a quality-assured process, a modern website for candidates, leading digital tools and a unique selection philosophy, we deliver what we promise – top quality appointments.

Client surveys

During our many years of work in permanent placement and temporary staffing, we have created quality-assured processes that help us to consistently deliver superior quality to our clients. We continuously assess our resource temps and our undertakings, both during and after the assignment, to ensure that we meet our clients' requirements and preferences at all times. In 2017, we exceeded our target again, which was to achieve a client satisfaction index of 4.2 out of 5.

Temp and employee satisfaction

Satisfied employees are a prerequisite for a successful company. There is no doubt about this, and it is borne out in study after study. And it is even clearer in a service company, where employees' energy and satisfaction correlate directly with satisfied clients and profitability.

The present labour market has significantly more movement than previously, partly because of a greater focus on individual development. Employment periods are getting shorter, as employees focus more on personal development with faster skills and career development, and different jobs. Whereas people used to be considered disloyal job hoppers after several short periods of employment, the current trend is for people to move between different jobs at shorter intervals. This, in combination with the fact that people in today's labour market have higher expectations for their employment in terms of development and work environment, means that companies have to make even more efforts to attract and retain the right skills.

Another trend that affects companies in the current labour market is the ability and willingness of employees to share their experiences in digital social networks. This in turn means that the employer's brand is increasingly being created in social channels and by employees themselves. This happens whether or not the company engages in its own marketing in social media. However, there is an increasing focus on ensuring that the marketing actually harmonises with the reality inside the company.

To be an attractive employer, Poolia prioritises leadership and employee engagement in the relationships that are created between people at the workplace. Regular employee surveys are therefore conducted, partly to obtain an overall analysis of development opportunities and partly to enable Poolia's different departments to analyse challenges and create their own action plans.

Our vision is: The right individual. In the right place. Always. This applies to our clients, but of course also to our temps and employees. We devote considerable resources to ensuring that our temps and employees are satisfied, by measures such as personal development plans, frequent temp contacts with consultants, creating affiliation with employers and clients, training and health promotion. Through Poolia's employee satisfaction survey VOICE, we conduct annual measurements of temp satisfaction – one of our most important tools for business development. We also measure the satisfaction of our internal staff. The surveys provide a temperature measurement of what temps and employees think about Poolia as an employer and company, and form the basis for action plans which are monitored by senior management.

Sustainable and certified environmental work

"We are the good company" is one of our values. As a natural step to ensure this, Poolia has held environmental certification under ISO 14001 since 2012. Our environmental policy describes and establishes a common view regarding environmental impacts and the management of environmental issues within the Company. The policy highlights the importance of having an environmental approach in everything we do. While it is Poolia's goal to cooperate exclusively with suppliers who actively pursue their own environmental and sustainability work, this is now also a requirement from our clients in most cases.

Significant sustainability-related risks and risk management

Relevant identified sustainability-related risks and risk management in the operations are described below.

Environment

We do not engage in operations with environmental impacts in our capacity as a service company. However, being the good company is a cornerstone of Poolia's values, which means that environmental and sustainability issues, both external and internal, are part of our everyday life.

Poolia Sweden has been certified under ISO 14001 environmental management system since 2012. Poolia chooses to rent premises that are centrally located to avoid travel and minimise environmental impacts. Poolia Sweden's energy audit did not reveal any significant energy use. In 2018, we obtained certification under the STEMFS 2014:2 energy audit system.

Poolia conducts a number of environmental measures. The following are some examples: We have a green lease agreement (learn more under External involvement below). We use bicycles for client visits wherever possible. We only hire car rental companies that offer eco-friendly cars. We hold video meetings instead of travelling. We trade ecologically as far as possible.

We constantly try to reduce our energy consumption by avoiding unnecessary printing, switching off lights and powering off our computers.

We send used mobile phones for recycling and donate the money to charity. Since 2012, it has been Poolia Sweden's goal for 80% of its engaged suppliers that are important to the business to pursue active environmental work. Examples of suppliers that are important to the business are suppliers that are regularly engaged and involve a significant cost to Poolia, such as landlords, power producers and suppliers of furniture and office materials. We have achieved 78%.

Every year, we conduct an environmental review in which we define the environmental aspects to focus on in the following year, while looking at the outcomes for the previous year's environmental goals. The environmental review is also the basis for defining the following year's environmental goals. Examples of environmental aspects on which Poolia focuses include energy consumption, business travel, ecological purchasing and material use.

Social conditions, personnel and human rights

Poolia's fundamental values are based on the ethos of equal value for all people and fair conditions for different individuals and groups. Attracting the best temps and employees and retaining them is a prerequisite for a profitable and successful business. Poolia's main risk factor is that our employees do not enjoy working with us.

A long-term strategy for healthy employees is important to developing Poolia's business. We therefore work to identify and minimise the number of ill-health factors in order to create a healthy working climate for everyone. All employees are offered fitness subsidies. In 2017, we also began to work with Benefits, a platform that enables our employees to access a wide range of health and well-being services and offerings.

As an employee of Poolia, no-one should feel violated, discriminated against or uncomfortable due to their gender or sexual orientation. To achieve this, Poolia has adopted ethical rules that everyone is required to follow, which include policies for gender equality, diversity and zero tolerance for sexual harassment, alcohol and drugs, integrity, the environment and the working environment.

Among our most important tools for developing the business and evaluating ourselves are our employee surveys, which continuously measure the satisfaction of our employees and temps. Poolia also has a special web-based system for registration of rehabilitation, which is carried out in accordance with a clear rehabilitation process.

For Poolia, social responsibility is about minimising the negative impact the Company may have on people and the environment. We do this by respecting all people and their human rights, and also, of course, by complying with labour law principles, environmental standards etc.

We review our compliance with our policies in several ways, both internally and externally. Most of Poolia's policies are embedded in the HR processes that are monitored through internal and external audits every year. Compliance with policies is also examined in connection with candidate and employee surveys. As Poolia is an authorised staffing company, compliance is also reviewed by a joint authorisation board.

Poolia's seven values are about employees feeling important and enjoying their work in order to be willing and able to do their best for the client. For Poolia to be the good company, we must respect the rules and boundaries defined by society. The seven values are described in more detail under 'Poolia's values and operations' above.

Bribery and corruption

We have zero tolerance for bribery and corruption. The risk of bribery and corruption is considered minimal as we have ongoing checks on work-related expenditure. This is also approved by the line manager and Poolia's payroll department. We also have clear guidelines on what is authorised business entertainment with regard to our clients.

External involvement for social sustainability

'We are the good company' is a cornerstone of Poolia's values. This means that working internally and externally on sustainability issues is a natural part of our daily life. An example of internal sustainability is that Poolia was the first company in Sweden to sign the green lease agreement. The green lease agreement is the property industry's first common standard template for reduced environmental impacts. In terms of external sustainability, we are involved in and support several projects both centrally from Poolia and locally through Poolia's offices around the country. Below are some examples of this involvement.

Cooperation with the Quick route

TThe Quick route gives foreign-born graduates with a university degree or at least three years of academic studies in their home country an education that significantly increases their chances of gaining employment in their profession. The Quick route training programme is arranged by Stockholm University. Poolia has been working with Quick route for several years and has organised seminars offering tips and advice on entry into the Swedish labour market and interview training. We have also arranged internships with our clients and in some cases permanent placements for participants.

Contributions to SOS Children's Villages

Poolia supports SOS Children's Villages, which works to uphold every child's right to a home. SOS Children's Villages gives a new home to children who have lost everything and support to vulnerable children and families who are at risk of breaking up.

Contributions to Doctors Without Borders

Poolia is a "corporate friend" of Doctors Without Borders (MSF), a medical humanitarian organisation that saves lives and relieves distress where the need is greatest. It assists people affected by crises, wars and natural disasters, regardless of political views, religion or ethnicity.

Gold sponsor of Junior Achievement Sweden

By being a gold sponsor, Poolia contributes financial resources and personal commitment to Junior Achievement Sweden (Ung Företagsamhet). This is a non-political, non-profit educational organisation that trains junior and secondary students in entrepreneurship, thereby giving them the opportunity to practise and develop their creativity and business enterprise.

Young Leading Woman of the Year

The Young Leading Woman of the Year award aims to increase gender equality among leaders in Jönköping County by highlighting role models. The initiator of the project is Ridsportalliansen Jönköping and Poolia provides support for the initiative. Any surplus from the project goes to Ridsportalliansen's work to inspire and provide tools for young leaders. This year, the project has provided leadership training for 20 young people.

Digital Leader of the Year – Poolia's own award at the Jönköping Gala

Change processes present both challenges and opportunities. In particular, they require good leadership. Digitalisation is a change that affects all industries. Here at Poolia, we have therefore established a prize which is awarded at the Jönköping Gala. The prize recognises and pays tribute to managers who have succeeded in their digital change journey. It is awarded to a manager and leader working in Jönköping County who has completed a digital change journey in his or her business during the year.

Good Malmö and Boost by FC Rosengård

Boost by FC Rosengård is a labour market project in the Malmö region funded by the European Social Fund. The project aims to equip young people for the future. Poolia Sweden's cooperation with the project includes attending its candidate fairs and meeting interesting candidates. We have made 1-2 appointments per year under the cooperation, mainly in large IT companies in the Malmö region.

Commitment Skåne

For several years, we have been a partner of Commitment Skåne, which aims to identify newly arrived graduates with different technical skills. Our commitment has consisted of participation in various network meetings at which we and other major companies in the region have discussed how to get these people into placements and jobs. The group has had excellent results with good outcomes. We have contributed with labour market expertise.

Redeem, Save the Children Sweden and the Swedish Childhood Cancer Foundation

We cooperate with Redeem, a leading global service provider in the resale of mobile phones and other electronic devices. When we change our mobile phones, Redeem sells them and we donate the profit to Save the Children Sweden and the Swedish Childhood Cancer Fund.

AUDITOR'S REVIEW OF THE SUSTAINABILITY REPORT

TO THE ANNUAL GENERAL MEETING OF POOLIA AB (PUBL)
CORPORATE IDENTITY NUMBER 556447-9912

Auditors' opinion regarding the statutory sustainability report

Engagement and responsibility

The Board is responsible for the Corporate Governance Report for the financial year 2017 on pages 10-13, and for ensuring that it is prepared in accordance with the Annual Accounts Act.

Focus and scope of the review

Our examination has been conducted in accordance with FAR's auditing standard RevR 12 ***The auditor´s opinion regarding the statutory sustainability report***. This means that our examination of the statutory sustainability report is substantially different and less in scope than an audit conducted in accordance with International Standards on Auditing and generally accepted auditing standards in Sweden. We believe that the examination has provided us with sufficient basis for our opinion.

Opinion

A statutory sustainability report has been prepared.

Stockholm, 4 April 2018

Deloitte AB

Daniel de Paula
Authorised Public Accountant

MARKETS

Poolia focuses on the white-collar service area and currently has a presence in Sweden, Germany and Finland.

Poolia Sweden



Morten Werner
Managing Director of Poolia Sweden

In 2017, revenue for the Swedish staffing market was approx. SEK 35.3 billion[1]. Revenue for the occupational areas in which Poolia operates amounted to SEK 10.7 billion, an increase of 6%. This part of the industry is growing more slowly than most other parts. Poolia's market share was 5% at the end of the year. Poolia Sweden's revenue amounted to SEK 534.7 million, a decline of 3.3%. Operating profit was SEK 8.0 million and the operating margin for the full year was 1.5%. Poolia's Swedish operations accounted for 69.3% of the Group's revenue.

Temporary staffing accounted for 86% of revenue, while permanent placement accounted for 14%. The permanent placement business is performing well. The average share for permanent placement in the industry is about 8%. Growth in the temporary staffing business is still unsatisfactory. In an economic boom, employers prefer to employ staff, often by engaging the employees on a temporary basis first. This means a very high throughput of temps, which hinders our growth.

[1] The most recent statistics available for the Swedish staffing market's turnover from the trade association Swedish Staffing Agencies.

SWEDEN: REVENUE AND OPERATING MARGIN


SEK million
%
800
700
600
500
400
300
200
100
0
4
3
2
1
0
-1
-2
-3
-4
2013
2014
2015
2016
2017
Revenue
Operating margin

Poolia Germany



Tobias Rebenich
Managing Director of Poolia Germany

The labour market in Germany is a challenge for our industry. Unemployment within Poolia's occupational categories is close to zero, leading to similar behaviour patterns among employers and candidates as in Sweden. Poolia Germany's revenue amounted to SEK 197.6 million, an increase of 3.9% compared with the previous year. Operating profit amounted to SEK 12.9 million, with an operating margin of 6.5%, which was lower than in 2016. The business accounted for 25.6% of Poolia's revenue. Temporary staffing accounted for 89% of revenue, while permanent placement accounted for 11%. Despite lower growth than in the previous year, Poolia Germany continued to develop well in 2017.

GERMANY: REVENUE AND OPERATING MARGIN


SEK million
%
240
220
200
180
160
140
120
100
80
60
40
20
0
12
10
8
6
4
2
0
2013
2014
2015
2016
2017
Revenue
Operating margin



Jose Majanen
Managing Director of Poolia Finland

Poolia Finland

Poolia Finland's revenue amounted to SEK 39.2 million, which is a decline of 6.4 % compared with the previous year. Operating profit was SEK 1.3 million and the operating margin was 3.3 %. The business accounts for 5.1 % of Poolia's revenue. Temporary staffing accounted for 91% of revenue, while permanent placement accounted for 9%.

The long recession which held the Finnish economy in a tight grip for many years appears to be over. Finland's GDP grew by just over 3% in 2017. Poolia Finland experienced an increase in demand, particularly for permanent placement services, in the fourth quarter. A process to increase staffing at our office was initiated at the end of the year.

FINLAND: REVENUE AND OPERATING MARGIN


SEK million
%
60
50
40
30
20
10
0
6
5
4
3
2
1
0
2013
2014
2015
2016
2017
Revenue
Operating margin

THE POOLIA SHARE

Poolia's shares were admitted to trading on the Stockholm Stock Exchange on 23 June 1999. Share capital on 31 December 2017 was SEK 3,424,399 divided into 17,121,996 shares (4,023,815 class A shares and 13,098,181 class B shares), with a par value of SEK 0.20. All shares carry equal rights to a share of the Company's assets and profits. Class A shares carry entitlement to one vote and class B shares to 1/5 vote.

Share price movement

The share price was SEK 15.80 at the beginning of the year and SEK 16.00 on 31 December 2017. The highest listing for the Poolia share during the year was SEK 18.50, while the lowest was SEK 13.55.

Stock exchange trading

Poolia's shares are listed on NASDAQ OMX Stockholm AB under the ticker POOL B. A round lot consists of 1 share and the par value is SEK 0.20.

Dividend policy

The Board of Directors' long-term dividend policy is that the annual dividend shall normally exceed 50% of the Group's profit after tax.

THE 10 LARGEST SWEDISH SHAREHOLDERS AT 31 DECEMBER 2017

Name	A shares	B shares	Holding %	Votes %
Örås, Björn	4,023,815	3,251,445	42.49	70.36
AB Traction		1,407,000	8.22	4.24
Palmstierna, Fredrik		876,978	5.12	2.64
Wilkne, Thord		600,000	3.50	1.81
Kungl. Konstakademien		500,000	2.92	1.51
Örås, Sara		273,000	1.59	0.82
Försäkringaktiebolaget, Avanza Pension		263,706	1.54	0.79
Pizzignacco, Jenny		261,140	1.53	0.79
Lindell, Peter		260,513	1.52	0.78
Örås, Caroline		250,000	1.46	0.75
Total	**4,023,815**	**7,943,782**	**69.89**	**84.49**

SHAREHOLDINGS AT 31 DECEMBER 2017

No. of shares	No. of shareholders	Holding %	Votes %
1-1,000	1,893	2.71	1.40
1,001-5,000	235	3.22	1.66
5,001-50,000	61	4.62	2.38
50,001-	26	89.46	94.57
Total	**2,215**	**100.00**	**100.00**

THE 10 LARGEST FOREIGN SHAREHOLDERS AT 31 DECEMBER 2017

Name	A shares	B shares	Holding %	Votes %
UBS Switzerland AB / Clients Account, Switzerland		851,800	4.97	2.56
Placeringsfond Småbolagsfond, Norden, Finland		529,222	3.09	1.59
JPMC:ESCROW Swiss Resident Account, Switzerland		340,148	1.99	1.02
SEB Life International, Ireland		95,000	0.55	0.28
Six Sis Ag, W8imy, Switzerland		33,508	0.19	0.10
Cbldn-Pohjola Bank PLC Client A/C, UK		21,065	0.12	0.06
Åsberg Montgomery, Wilhelm, USA		20,000	0.12	0.06
Nordea 1 Sicav, Luxembourg		13,176	0.08	0.04
KAS BANK Client Acc Winterflood/Keytrade, Netherlands		10,565	0.06	0.03
Client Long, Switzerland		8,000	0.05	0.02
Total		**1,922,484**	**11.22**	**5.78**

PER-SHARE DATA

	2017	2016	2015	2014	2013
Number of shares, average	17,121,996	17,121,996	17,121,996	17,121,996	17,121,996
Number of shares, outstanding	17,121,996	17,121,996	17,121,996	17,121,996	17,121,996
Earnings per share, SEK	0.77	0.68	0.89	0.00	-1.16
Equity per share, SEK	5.16	4.76	4.41	3.96	3.52
Dividend per share, SEK [1]	0.60	0.60	0.50	0.00	0.00
Share price 31 Dec, SEK	16.00	15.60	12.40	11.10	11.35
P/E ratio	20.8	22.9	13.9	0.0	neg

1) According to the Board's proposal.

OWNERSHIP CATEGORIES


Swedish private individuals 70.0%
Public sector 2.9%
Representative organisations 0.8%
Foreign shareholders 11.5%
Other 2.0%
Financial companies 4.6%
Other financial companies 8.2%

SHARE CAPITAL DEVELOPMENT (ISSUED SHARES)

Year	Event	Change in share capital	Total share capital	Change in number of shares	Total number of shares
1997	Bonus issue	50,000	100,000	500	1,000
1999	Split	–	100,000	4,999,000	5,000,000
1999	New issue	7,301.76	107,301.76	365,088	5,365,088
1999	Bonus issue	965,715.84	1,073,017.60	–	5,365,088
1999	New issue	266,660.20	1,339,677.80	1,333,300	6,698,388
2000	New issue	193,599.80	1,533,277.60	968,000	7,666,388
2001	Bonus issue	3,066,555.20	4,599,832.80	15,332,776	22,999,164
2003	Share redemption	-913,148.80	3,686,684.00	-4,565,744	18,433,420
2004	Reduction	-184,401.90	3,502,282.10	-	18,433,420
2004	New issue	1,354.00	3,503,636.10	6,770	18,440,190
2004	Bonus issue	184,401.90	3,688,038.00	-	18,440,190
2005	New issue	956	3,688,994.00	4,780	18,444,970
2006	New issue	4,307.20	3,693,301.20	21,536	18,466,506
2009	Share redemption	-268,902.20	3,424,399.00	-1,344,510	17,121,996

FIVE-YEAR SUMMARY

The tables below present condensed financial information for the financial years 2013-2017. Income statements and certain key ratios for 2013-2015 have been restated to reflect the discontinued operations in the UK and Utvecklingshuset.

AMOUNTS IN SEK MILLIONS	2017	2016	2015	2014	2013
CONDENSED INCOME STATEMENT					
Operating income	771.5	784.7	757.1	700.6	729.1
Operating expenses	-688.8	-696.8	-680.0	-691.7	-722.8
EBITDA	24.8	26.7	18.9	8.9	6.3
Depreciation and amortisation of assets	-2.6	-3.7	-2.9	-3.3	-3.9
Impairment of assets	–	–	–	–	–
Operating profit	22.2	23.0	16.0	5.6	2.4
Financial items	-1.7	-2.5	6.5	-0.3	-0.1
Profit/loss before tax	20.5	20.5	22.5	5.3	2.3
Taxes	-7.8	-6.8	-6.5	-3.4	0.2
Profit for the year from continuing operations	**12.7**	**13.7**	**16.0**	**1.8**	**2.5**
Profit after tax for discontinued operations	0.5	-2.0	-0.7	-1.7	-22.4
Profit/loss for the year	**13.1**	**11.7**	**15.3**	**0.1**	**-19.9**
CONDENSED BALANCE SHEET					
ASSETS					
Goodwill	18.8	18.7	18.5	12.4	12.2
Other non-current assets	6.9	5.1	7.3	5.7	7.6
Deferred tax assets	10.4	11.2	11.6	14.1	15.7
Current receivables	174.0	174.4	175.2	149.6	172.9
Cash and cash equivalents	42.8	36.6	20.2	19.0	12.7
Total assets	**252.9**	**246.0**	**232.9**	**200.9**	**221.2**
EQUITY AND LIABILITIES					
Equity	88.3	81.6	75.5	67.8	60.3
Deferred tax liabilities	–	–	–	–	–
Liabilities to credit institutions	20.4	14.2	1.9	5.5	20.4
Other current liabilities	144.2	150.2	155.5	127.6	140.4
Total equity and liabilities	**252.9**	**246.0**	**232.9**	**200.9**	**221.2**
KEY FINANCIAL RATIOS					
Operating margin, % [1)]	2.9	2.9	2.1	0.8	0.3
Profit margin, % [1)]	2.7	2.6	2.9	0.8	0.3
Return on equity, %	15.4	14.9	21.3	0.2	-28.4
Return on capital employed, %	21.2	24.2	28.5	5.1	-23.1
Return on total assets, %	8.7	8.8	9.9	1.8	-8.0
Equity/assets ratio, %	34.9	33.2	32.4	33.8	27.3
Risk-bearing capital, %	34.9	33.2	32.4	33.8	27.3
Number of FTEs, average [1)]	1,267	1,469	1,353	1,189	1,282
Revenue per employee, SEK 000 [1)]	609	534	560	589	569
Earnings per share, SEK [1)]	0.74	0.80	0.93	0.11	0.15

[1)] Continuing operations.

Reconciliation of alternative performance measures

Definitions of key financial ratios can be found on page 63. In the annual report, Poolia presents certain alternative performance measures (APM) that are not defined under IFRS. Poolia has chosen to present the Company's alternative performance measures as a separate appendix, in accordance with the guidelines of the European Securities and Markets Authority (ESMA). The appendix is published on www.poolia.com.

DIRECTORS' REPORT

POOLIA AB (PUBL) CRN 556447-9912

The Board of Directors and the Managing Director of Poolia AB (publ), registered office Stockholm, Sweden, hereby present the Parent Company's annual accounts and the consolidated financial statements for the 2017 financial year. The following income statements, statements of comprehensive income, balance sheets, specifications of equity, cash flow statements and report of the accounting policies applied and notes represent Poolia's official financial statements. The Corporate Governance Report can be found on pages 26-31.

Business description

We help companies and organisations with staffing and recruiting of qualified personnel within the white-collar sector. Skills that contribute to our clients' success. Poolia focuses on temporary staffing and permanent placement in the following business areas: Bank & Finance, Economics, HR & Payroll, Administration, Engineering, Legal, Life Science, IT, Purchasing & Logistics and Sales & Marketing. Poolia conducted operations in Sweden, Finland and Germany during the year. The UK operations were divested on 28 February 2014 and are not included in the Group's revenue, earnings and financial ratios.

Poolia's segment reporting is based on internal reporting, which means that the segment reporting format is geographical regions. Poolia's geographical segments are Sweden, Finland and Germany. This is the level at which Poolia's chief operating decision-maker analyses the business operations. Poolia UK is reported under discontinued operations.

The Poolia share

Poolia is listed on NASDAQ OMX Stockholm AB under the ticker POOL B. The Company's largest shareholder, Björn Örås, controlled 70.36 % of the voting rights and 42.49 % of the capital at the end of 2017. Björn Örås is also Chairman of the Board of Poolia AB. No other shareholder had a holding corresponding to voting rights of 10 % or more.

THE 10 LARGEST SHAREHOLDERS
31 DECEMBER 2017

Name	A shares	B shares	Holding %	Votes %
Örås, Björn	4,023,815	3,251,445	42.49	70.36
AB Traction		1,407,000	8.22	4.24
Palmstierna, Fredrik		876,978	5.12	2.64
UBS Switzerland AG / Clients Account		851,800	4.97	2.56
Wilkne, Thord		600,000	3.50	1.81
Nordea Investment Funds		532,222	3.09	1.59
Kungl. Konstakademien		500,000	2.92	1.51
JPMC: Escrow Swiss Resident Account		340,148	1.99	1.02
Örås, Sara		273,000	1.59	0.82
Försäkringaktiebolaget, Avanza Pension		263,706	1.54	0.79
Total	**4,023,815**	**8,896,299**	**75.43**	**87.34**

The total number of shares issued is 17,121,996, of which 4,023,815 are A shares and 13,098,181 B shares. Each A share entitles the holder to one vote and each B share to 1/5 vote.

Segment	Subsidiary	Holding	Share of sales	Establishment
Poolia Sweden	Poolia Sverige AB (incl. commission subsidiary) Poolia Malmö AB Poolia Executive Search AB Poolia Danmark A/S	100% 100% 91% 100%	69.3%	Gothenburg, Jönköping, Linköping, Malmö, Stockholm, Sundsvall, Umeå, Uppsala, Örebro
Poolia Finland	Poolia Suomi OY Poolia IT OY	100% 100%	5.1%	Helsinki
Poolia Germany	Poolia GmbH	100%	25.6%	Düsseldorf, Frankfurt, Hamburg, Hanover, Cologne, Mannheim, Munich, Stuttgart

There are no restrictions on the transferability of shares by reason of the provisions of the Articles of Association. The Company is not aware of any agreements between shareholders that would restrict the right to transfer shares. Nor are there any significant agreements to which the Company is a party and which take effect, alter or terminate upon a change of control following a takeover bid.

According to the Articles of Association, Board members are appointed annually at the AGM. The Articles of Association do not contain any restrictions in respect of the appointment or dismissal of Board members or in respect of amendments to the Articles of Association.

Decisions made must be in accordance with the Swedish Companies Act. There are no agreements between the Company and Board members or employees that define compensation in the event of resignation, dismissal without reasonable cause or termination of employment following a takeover bid, other than the agreements between the Company and senior executives described in note 8, which include termination benefits of up to 12 months' salary for the Managing Director and other senior executives.

Significant events in 2017

In brief

- Poolia's new website creates a better flow of candidates.
- A focus on large companies with structured temp purchasing was launched.

Market conditions

The strong Swedish economy continues and the labour market shows signs of overheating. This is manifested as difficulty in finding candidates, sharper wage demands and an increasing tendency for our temps to take employment with our clients.

In Germany, there is still good demand for Poolia's services as a result of the strong German economy. At the same time, the German market is also experiencing a lack of candidates, which affects our growth in the region. Finland's economy has come out of the long recession and grew by about 3% in 2017. This meant that demand for our services also improved in Finland towards the end of the year. A description of market conditions for each country can be found on pages 15-16.

Seasonal variations

Revenue from the temporary staffing business is highly dependent on the number of working days in the month and on holidays. Of these two factors, the number of days has the greater impact on earnings, mainly because some of the temps receive a fixed monthly salary, regardless of the number of working days. This is most common in Sweden and Germany. In Sweden, about 15 % of temps receive a fixed monthly salary. Revenue from temp assignments extends over a longer period than permanent placement revenues. Both temporary staffing and permanent placement revenues are lower during summer holiday periods.

Revenue

The Group's revenue for continuing operations declined by 1.7% to SEK 771.5 (784.7) million. Currency effects had a positive impact of 0.5% on revenue in 2017.

Temporary staffing continued to be the dominant service area, accounting for 87% (88%) of revenue. Permanent placement's share of revenue increased to 13% (12%).

Revenue for the Swedish operations declined for temporary staffing but increased for permanent placement. The German operations showed increased revenue for temporary staffing but a decline for permanent placement. Poolia Finland experienced a decline in revenue for both.

Poolia Sweden's revenue was SEK 534.7 (552.7) million, a decline of 3.3%. Poolia Finland's revenue declined by 6.4% to SEK 39.2 (41.9) million. Currency effects had a positive impact of 1.7% on revenue. Poolia Germany's revenue amounted to SEK 197.6 (190.1) million, an increase of 3.9%. Currency effects had a positive impact of 1.7 % on revenue.

Earnings

Operating profit for continuing operations was SEK 22.2 (23.0) million. Profit before tax amounted to SEK 20.5 (20.5) million. The operating margin was 2.9% (2.9%). Poolia Sweden's operating profit was SEK 8.0 (5.1) million, with an operating margin of 1.5% (0.9%). Poolia Finland's operating profit was SEK 1.3 (0.9) million, with an operating margin of 3.3% (2.1%). Poolia Germany's operating profit was SEK 12.9 (17.0) million, with an operating margin of 6.5% (8.9%). Poolia UK's operating profit/loss, reported under discontinued operations, was SEK -0.6 (-0.7) million for the year.

The Group's net financial items amounted to SEK -1.7 (-2.5) million. The Group's tax expense was SEK -7.8 (-6.8) million.

Financial position

The Group's cash and cash equivalents at 31 December 2017 were SEK 42.8 (36.6) million. The Group's Swedish business has an overdraft facility of SEK 40 (40) million. SEK 20.4 (14.2) million of this amount had been utilised at 31 December 2017. Cash flow from operating activities for continuing operations

during the period was SEK 13.9 (13.2) million. The equity/assets ratio at 31 December 2017 was 34.9% (33.2%). The policies that apply for financial risk management and exposure to various types of risks are described in note 4.

Investments

The Group's investments in non-current assets amounted to SEK 4.4 (1.4) million.

Goodwill

The Group's goodwill totalled SEK 18.8 (18.7) million. No impairment was identified during the annual testing. Measurement principles and a summary of the distribution of cash-generating units are shown in note 14.

Employees

The average number of full-time equivalents was 1,267 (1,469). The number of employees at 31 December 2017 was 1,362 (1,517).

The vast majority of Poolia's employees are employed temps who go on short or long-term placements with clients in various sectors.

Internal staff, responsible for sales, follow-up and administration, make up about 15 % of the entire workforce.

Poolia has a consistent, long-term human resources programme. Vital ingredients are regular employee satisfaction surveys and performance appraisals, skills development opportunities and good internal communication.

Poolia consistently complies with applicable laws and regulations in each country, in areas which include employment and wage models, working time, work environment and healthcare. For Poolia, equality in the workplace is a natural principle.

Environmental Information

Poolia does not engage in any operations that are subject to permit or notification requirements under the Swedish Environmental Code. One of the Company's core values is "to be the good company", and an integral part of this involves taking environmental responsibility. This means that the Company comfortably fulfils each country's environmental requirements for companies engaged in Poolia's type of business.

Environmental adaptation is based on what is technically feasible, financially reasonable and environmentally justified, taking into account the Group's size and resources. Poolia was awarded ISO environmental certification under SS-EN ISO 14001:2004 Environmental Management System in 2012 and SS-EN ISO 14001:2015 in 2016. More details on Poolia's sustainability work can be found on pages 10-13.

Guidelines for remuneration of senior executives

The 2017 Annual General Meeting adopted guidelines for remuneration of senior executives. In 2017, the Company's senior executives were the Group management team, consisting of the CEO/Managing Director of the Parent Company, Country Managers in Sweden, Finland and Germany, the CFO and the HR Manager. The Board of Directors will propose to the 2018 AGM that the guidelines for remuneration of senior executives remain unchanged.

Policy

It is Poolia's aim to offer market conditions that enable the Company to recruit and retain qualified personnel. Remuneration of senior executives consists of a fixed salary, variable remuneration, a pension and other standard benefits.

Remuneration is based on the individual's commitment and performance against pre-established targets – both individual and Company-wide. Individual performance is evaluated continuously.

Fixed salary

The fixed salary is normally subject to an annual review, which takes into account the quality of the individual's performance. The Managing Director and other senior executives will receive market-based fixed salaries.

Variable remuneration

Variable remuneration is based on the individual's area of responsibility and the Group's revenue and/or earnings growth. Senior executives' variable remuneration may amount to a maximum of 40% of the fixed salary. The actual figure was SEK 0.6 (0.8) million.

Decisions about share-based and share-price-related incentive schemes for senior executives are made at the AGM.

Other benefits and terms of employment

In addition to retirement benefits under the Swedish National Insurance Act, the Managing Director also has a personal defined-contribution pension agreement. Other senior executives are covered by defined-contribution pension plans that are essentially equivalent to the premium level of the ITP plan. The minimum retirement age for all senior executives is 65.

Senior executives are entitled to three, six or twelve months' notice for voluntary and involuntary termination of employment. A monthly salary is payable throughout the period of

notice, subject to deduction for any other pay received during this period. There are no agreements on additional termination benefits for senior executives.

Derogation from the guidelines

The Board is entitled to derogate from the guidelines if it determines that there are special grounds for doing so in a particular case.

Parent Company

The Parent Company engages in general Group management, development, IT operation and system administration and financial management. The Parent Company's revenue for 2017 was SEK 12.9 (16.8) million. Profit after financial items was SEK 51.5 (0.2) million. The increase is due to an anticipated dividend of SEK 56.1 million from Poolia Germany to Poolia AB.

Risks and uncertainties

All business activities involve some degree of risk. Poolia continuously assesses what risks the Company is exposed to and minimises them through preventive measures and action plans for dealing with any risk-related situations that arise. The risks that the Poolia Group faces can be divided into three categories – operational risks, legal risks and financial risks.

Operational risks

The economy and demand

Although there is underlying structural growth in the staffing sector, the volume is also affected by economic fluctuations. There is a high level of correlation between growth in the staffing sector and in the economy in general.

It is usually the case that when general economic growth slows or stagnates, the staffing services market suffers a reverse. This is because so far when the economy has weakened, client companies have found themselves overstaffed, with less need to bring in temporary workers from outside. During a recession, the need for permanent placement services also decreases significantly. A challenge for Poolia is to respond to economic fluctuations while maintaining profitability.

Risks in a strong economy

During periods of increased growth, the business is dependent on how successfully Poolia is in attracting and recruiting qualified professionals. One success factor is the availability of the skills that are in demand, and the rate of growth will be largely determined by this.

Risks in a weak economy

In an economic downturn, Poolia's profitability depends on how quickly the Company perceives and interprets market signals and how well it adapts costs during the downturn. We therefore work constantly to increase the proportion of variable costs.

The largest expense item is payroll costs and the Company has variable payroll systems for temps and internal staff. At present, most of Poolia employees have partly variable remuneration. For fixed costs such as premises and IT, we strive constantly to optimise the commitment period in relation to cost and to create flexibility by paying per-user with regard to IT-related costs.

Client dependence

Poolia's business is based on delivering quality that creates satisfied clients who then continue to purchase services from Poolia. We follow up our assignments with a survey to ensure client satisfaction. This means we are able to obtain quality assurance for individual assignments and to develop our processes.

Generating a large proportion of revenue from a small number of individual clients or clients in one sector always presents a risk for a company like Poolia. We work actively on client segmentation to create a good spread of sectors and client sizes in order to reduce our dependence on individual client companies and sectors. The ten largest clients accounted for 27% (29%) of the Group's total revenue in 2017. No single client accounts for more than 10 % of total Group revenues.

Staff dependence

Like all service companies, Poolia is dependent on the employees within the business. We work in line with our ISO processes to minimise staff dependence and achieve higher efficiency and quality in what we deliver.

Liability risks

Poolia's liability risks are primarily the risks of a temp causing damage to a client's business or property, and employee injuries. Poolia's policy is to avoid assuming responsibility for supervision, but rather to provide the client with the requested competence. Information about the temp's skills and background that is relevant to the assignment is routinely provided for all assignments. The Group has adequate insurance cover for liability risks, in accordance with Poolia's general terms of delivery.

Property risks

Poolia's operations are conducted in leased premises that are exposed to the risk of break-ins, sabotage and fire. Poolia leases all the computers, with the value being protected by the lease and its insurance. Poolia also works continuously to process digital information in accordance with ISO 27001 (information security), thereby reducing the risk of loss of digital information.

As Poolia's entire IT operations are outsourced, Poolia IT platform has a high level of flexibility, security and availability. This enables Poolia to quickly start operations at a new location.

Legal risks

Demand for Poolia's services is largely dependent on the laws and regulations that affect the labour market and staffing sector in the countries where we operate. This means that future amendments to these laws and regulations may affect Poolia, both positively and negatively. Country managers are responsible for closely monitoring developments in this area, and this includes obtaining information from the trade association in their own country.

Financial risks

Poolia is exposed to various types of financial risks. The Company's overall policy for financial risk management is to endeavour to minimise the negative effects of market fluctuations on the Group's earnings at all times. However, there is no hedging of currency exposure arising on transactions with foreign subsidiaries. The Company works to ensure that, whenever possible, profit in foreign entities is distributed to the Swedish parent company. The Group's financial policy is established annually by the Board and regulates how financial risks are managed and what financial instruments may be used.

Currency risk

Currency risk is the risk that the Group's earnings will be adversely affected by exchange rate movements. Poolia's currency exposure arises from intra-group financing and the translation of foreign subsidiaries' balance sheets and income statements to Swedish kronor. Translation exposure refers to translation from EUR, GBP and DKK. The financial policy states that translation exposure shall not be hedged. Translation of foreign subsidiaries had a positive effect of SEK 3.9 (3.0) million on consolidated equity in 2017. Poolia does not have any other currency exposure at present.

Interest rate risk

Interest rate risk is the risk that the Group's net interest income will be adversely affected by changes in market interest rates. The Group's interest rate risk exposure was insignificant at the reporting date. Poolia does not have any holdings of interest-bearing financial liabilities other than the overdraft facility of SEK 40 (40) million, and the Company's interest-bearing financial assets consist primarily of unrestricted bank funds. A one percentage point change in market interest rates would affect all of the Group's interest-bearing assets and liabilities. The impact on earnings before tax would be approx. SEK 0.2 million.

Credit and counterparty risk

Credit and counterparty risk is the risk that the counterparty to a transaction will be unable to discharge its obligations, thereby causing the Group to incur a loss. The Group is exposed to credit and counterparty risk if excess liquidity is invested in financial assets. In order to limit counterparty risk, only counterparties with a high credit rating in accordance with the financial policy are accepted. There were no derivatives at 31 December 2017.

Poolia's largest operating assets are trade receivables. Bad debts may arise in a business relationship or a dispute after a client has become insolvent. Poolia's receivables from a single client are relatively small in relation to to the outstanding trade receivables portfolio. This means that the risk of client defaults is insignificant. The Group applies a credit policy that includes credit checks and careful payment tracking.

Commercial credit risk within the Group is minimal as there is no significant credit risk concentration in respect of a particular client, counterparty or geographical region. The maximum credit risk corresponds to the carrying amount of Poolia financial assets.

Liquidity risk and cash flow risk

Liquidity risk is the risk that the Group will encounter difficulty in obtaining funds to meet its obligations associated with financial instruments. At present, Poolia's cash and cash equivalents are placed in accounts or short-term deposits with banks. The Group currently has no need of refinancing.

Expected future development

The economies of Sweden, Germany and Finland showed growth in 2017. It is our assessment that this will also be the case in 2018. The strong economy is having a positive effect on demand for both temporary staffing and permanent placement services, although growth in temporary staffing is being adversely affected by a shortage of candidates and a tendency for temps to take employment with clients.

The effects of the economy on Poolia's business are described in more detail in the section Risks and uncertainties above.

Sustainability reporting

In accordance with Chapter 6, Section 11, of the Annual Accounts Act, the Company has chosen to present the statutory sustainability report separately from the rest of the Annual Report. The sustainability report can be found on pages 10-13 of this printed document.

Events after the reporting date

On 19 February 2018, Managing Director and CEO Morten Werner informed the Board of his intention to leave Poolia during 2018, but no later than the end of the year. The process of appointing his successor is in progress.

Proposed distribution of profits

With positive earnings, Poolia's operations generate a positive cash flow in excess of working capital requirements. The goal

for the return to shareholders, according to the dividend policy, is that the dividend shall normally exceed 50 % of the Group's profit after tax. The Company's growth strategy is mainly concerned with organic growth. Acquisitions may be relevant in exceptional cases, particularly when entering new markets.

The Group's profit after tax for the 2017 financial year is SEK 13.1 million. The Board proposes that the Annual General Meeting adopt a dividend of SEK 0.6 per share, to a total value of SEK 10,273,198.

The proposed dividend represents 79 percent of net profit for the year and is justified by the Group's strong balance sheet and confidence in the Group's future development. Poolia's equity/assets ratio after the proposed dividend will be 30.8 percent. The proposed dividend is reasonable pursuant to the second and third paragraphs of section 17:3 of the Companies Act.

The following Parent Company profits are at the disposal of the AGM (in SEK)	
Retained earnings	3,647,378
Profit for the year	56,437,123
	60,084,501

The Board proposes that the profits be distributed as follows:	
Payment to shareholders	10,273,198
Carried forward	49,811,303
	60,084,501

CORPORATE GOVERNANCE REPORT

Description of Poolia

Poolia AB is a Swedish public company with its registered office in Stockholm. The Company is the parent company of the Poolia Group (Poolia). In 2017, the Group conducted operations in Sweden, Finland and Germany. Poolia's B shares are listed on NASDAQ OMX Stockholm AB.

Regulatory framework

Poolia's corporate governance is regulated by Swedish law, primarily the Swedish Companies Act, and the Stockholm Stock Exchange's Rules for Issuers, which also include the Swedish Corporate Governance Code (the Code). In addition to legislation, regulations and recommendations, the Articles of Association are also central to the governance of the Company. The Articles of Association are available at www.poolia.com.

Poolia is subject to the provisions of the EU Market Abuse Regulation No 596/2014 (MAR) which contains extensive requirements on Poolia's handling of inside information. The MAR regulates how inside information is to be published to the market and circumstances in which publication may be postponed. It also requires Poolia to keep a list of persons working for the company who have access to inside information about Poolia (a logbook).

Since July 2017, Poolia has been using the InsiderLog digital tool to ensure that its handling of inside information fulfils the MAR requirements and Poolia's insider policy – from the decision to postpone disclosure of inside information all the way to the notice submitted to the Swedish Financial Supervisory Authority when the insider event is over and the information has been disclosed. Only authorised persons at Poolia have access to InsiderLog. More information can be found at www.insiderlog.se.

Poolia's application of the Code

Poolia applies the Code with no derogations.

Corporate governance

LARGEST SHAREHOLDERS, BY SHAREHOLDER GROUP, 31 DEC 2017

Name	Shares	Votes %
Öräs, Björn*	7,275,260	70.36
AB Traction*	1,407,000	4.24
Palmstierna, Fredrik	876,978	2.64
UBS Switzerland AG/Clients Account*	851,800	2.56
Wilkne, Thord	600,000	1.81
Nordea Investment Funds	532,222	1.59
Kungl. Konstakademien	500,000	1.51
JPMC: Escrow Swiss Resident Account	340,148	1.02
Öräs, Sara	273,000	0.82
Försäkringsaktiebolaget, Avanza Pension	263,706	0.79

** Representative on the Nomination Committee*

OWNERSHIP CATEGORIES

Name	Shareholding
Swedish private individuals	69.99
Foreign owners	11.45
Financial companies	4.56
Other financial companies	8.22
Public sector	2.92
Representative organisations	0.83
Other	2.03


EXTERNAL AUDIT (AUDIT COMPANY)
EXTERNAL REGULATORY FRAMEWORK
Swedish Companies Act
Listing agreement
Swedish Corporate Governance Code
ANNUAL GENERAL MEETING
BOARD OF DIRECTORS
MANAGING DIRECTOR GROUP MANAGEMENT STAFF FUNCTIONS
SEGMENTS WITHIN POOLIA
INTERNAL REGULATORY FRAMEWORK
Articles of Association
Board's rules of procedure
Division of work Board/MD
Group and segment decision-making procedures
Policies, rules, guidelines and instructions
NOMINATION COMMITTEE
Election and remuneration of Board Directors and Auditors
INTERNAL CONTROL ENVIRONMENT

Annual General Meeting

The Annual General Meeting of Poolia AB is the Company's highest decision-making body through which shareholders exercise their influence as owners of the Company. Among the AGM's main tasks are adoption of the balance sheets and income statements and to make decisions on the appropriation of profits, remuneration guidelines for senior executives and the discharge from liability of the Board and Managing Director (CEO).

Following proposals from the Nomination Committee, the Meeting elects Board members to serve until the end of the next AGM and adopts principles for appointing a Nomination Committee for the next AGM. All shareholders who are recorded in the share register and notify the Company of their intention to attend in accordance with the issued Notice are entitled to participate in the AGM. Each class B share represents 1/5 of a vote, while each class A share represents one vote. However, all shares carry equal rights to a share of the Company's assets and profits.

2017 Annual General Meeting

The most recent AGM was held on 03 May 2017 in Stockholm. The Meeting was attended by shareholders representing 75.02 % of the voting rights and 51.52 % of the capital. On the proposal of the Nomination Committee, Björn Örås, Dag Sundström, Anna Söderblom,Lennart Pihl and Marika Skärvik were re-elected to the Board. Björn Örås was re-elected as Chairman of the Board. No Deputy Chairman was elected. The AGM also approved Board fees of SEK 500,000 (500,000) to be paid to the Chairman and SEK 185,000 (185,000) to each of the Board members not employed by the Company.

The AGM adopted the 2016 income statements and balance sheets in accordance with the Board's proposal. The Meeting also discharged the Board members and the Managing Director from liability for the 2016 financial year. In addition, the Meeting adopted:

- The Nomination Committee's proposed principles for appointing the Nomination Committee.
- Guidelines for remuneration of senior executives.

2018 Annual General Meeting

The Annual General Meeting dealing with the 2017 financial year will be held at the Company's premises in Stockholm, at Kungsgatan 57 A, 4th floor, at 4 p.m. on 25 April 2018. The Annual Report will be available from 04 April 2018 on the Company's website www.poolia.com. The Notice of the Meeting has been published in the Official Swedish Gazette and as an announcement in Dagens Industri on 28 March 2018. Shareholders wishing to have business considered at the Meeting can find the submission deadline and address on the Company's website.

Board of Directors

Responsibilities of the Board

Poolia's Board of Directors has overall responsibility for the organisation and management of the Company and for ensuring that guidelines for the management of the Company's funds are appropriately structured and complied with. The Board is also responsible for preparing and evaluating Poolia's overall long-term strategies and goals, determining budgets and business plans, reviewing and approving financial statements, adopting general guidelines, making decisions on matters relating to acquisitions and disposals of operations and deciding on major investments and significant changes to Poolia's organisation and operations.

The Board assists the Nomination Committee in preparing proposals for the Company's auditor and the auditor's remuneration and is also responsible for maintaining regular contact with the Company's auditor. The Board appoints the Managing Director and draws up the Managing Director's written instructions. The Board defines salaries and benefits received by the Managing Director and other senior executives based on the guidelines adopted by the Annual General Meeting. The Board must work in the best interests of the Company and all of its shareholders at all times.

Composition of the Board

Following the 2017 AGM, Poolia's Board has consisted of five members. The Managing Director does not serve on the Board, but may attend meetings in a reporting capacity with the Company's CFO. Other officials of the Company may also attend in a reporting capacity. For a more detailed presentation of the Board members, see page 33.

Board independence

The members of Poolia's Board are considered independent of the Company and its shareholders, apart from Björn Örås who as principal owner is not considered independent.

Nomination Committee

The Nomination Committee is the body charged by the AGM to prepare the Meeting's resolutions for election and remuneration issues. In accordance with a decision by the 2017 AGM, the Chairman of the Board shall, no later than the end of the third quarter of the year before the meeting, contact the three largest shareholders of the Company, who will then each appoint one member to serve on the Nomination Committee. If any of the three largest shareholders waive their right to appoint a member to the Nomination Committee, the next shareholder in size is asked to appoint a member. The term of office for the Nomination Committee lasts until a new Committee is appointed. The composition of the Nomination Committee shall be announced no later than the publication of the Company's Q3 report or as a special public notice no later than six months before the AGM.

This ensures that all shareholders receive information at the same time about the persons to contact for nomination matters.

The Nomination Committee is constituted on the basis of known shareholdings in the Company as of 31 August of the year before the AGM. If an owner who did not appoint a member of the Nomination Committee becomes one of the three largest shareholders after the Committee has been formed, the Nomination Committee may, if it considers it necessary, offer this owner the opportunity to appoint a member of the committee. Changes to the Nomination Committee must be made public immediately.

The Nomination Committee prepares and presents to the AGM proposals on:

- Election of a person to chair the Meeting.
- Election of the Chairman and other members of the Company's Board.
- Board fees for the Chairman and other Board members and payment for any committee work.
- Election of auditors, deputy auditors and their fees (if applicable).
- Criteria for the appointment of the next Nomination Committee.

Members of the Nomination Committee shall not receive any remuneration. The Nomination Committee may, with the approval of the Chairman, charge the Company for consultancy and other expenses necessary for the Committee to fulfil its duties.

The Nomination Committee for the 2017 Annual General Meeting consisted of three members. Emil Ahlberg of PSG Capital led the Nomination Committee's work. As part of the nomination work for the 2017 AGM, the Nomination Committee applied the diversity policy in point 4.1 of the Swedish Corporate Governance Code in preparing its proposal for the new Board. This requires diversity and breadth with regard to Board members' skills, experience and background.

The Nomination Committee made the assessment that the Board as a whole should possess knowledge and experience in areas that are crucial to operating a service company like Poolia. These include finance, marketing, recruitment, staff development and leadership. As in previous years, the Nomination Committee has been keen to ensure that the Board meets the requirements for gender balance. In the last five-year period, the proportion of female members has varied between 40% and 60%. In the proposed Board, the proportion of women remained unchanged at 40%. The Nomination Committee considered that this proportion fulfilled the Swedish Corporate Governance Code's gender balance requirement.

The proposed Board also met the Code's requirement for Board members' independence. The members of the Nomination Committee, Marika Skärvik, Lennart Pihl, Dag Sundström and Anna Söderblom, were assessed as independent of the Company, its management and major shareholders. Björn Örås was assessed as independent of the Company but of major shareholders.

A report on the Nomination Committee's work was provided in the Committee's explanatory statement published before the 2017 AGM.

Poolia's Nomination Committee for the 2018 AGM was appointed on 21 November 2017 and consists of Petter Stillström, AB Traction, Martin Bjäringer (represented by Bo Jungner), UBS Switzerland AG/Clients Account and Björn Örås. Petter Stillström was appointed Chairman of the Nomination Committee.

Chairman of the Board

The Chairman leads the Board's work, ensuring that it is conducted in accordance with laws and regulations. The Chairman monitors the business operations through dialogue with the Managing Director and is responsible for ensuring that the other Board members receive sufficient information and decision-support material for their work. The Chairman coordinates the annual evaluation of the work of the Board and the Managing Director, and notifies the Nomination Committee of the results. The Chairman is also involved in the evaluation and development of the Group's senior executives. The Chairman represents the Board both externally and internally. Björn Örås was re-elected as Chairman at the 2017 Annual General Meeting. He has been Chairman of the Board since 2000.

Work of the Board

The work of the Board in 2017

The Board held six regular meetings, one strategy meeting and one statutory meeting in 2017. At these meetings, the Board discussed the fixed items on the agenda of each meeting. These items included the business status, market conditions, financial reporting, budgets, forecasts and projects. In addition, overall strategic issues relating to the Company's focus, the external environment and growth opportunities were analysed. The Managing Director and CFO have been co-opted onto the Board and attend all meetings, apart from meetings dealing with remuneration of senior executives, evaluation of the work of the Board and the Managing Director and individual meetings with the Company's auditor. One or more country managers or heads of staff functions have attended Board meetings on three occasions during the year to present the results of their operations.

The Board comprised the following AGM-elected members: Björn Örås (Chairman), Lennart Pihl, Marika Skärvik, Dag Sundström and Anna Söderblom. For information about Board members' principal

assignments outside the Group and their shareholdings in the Company, see page 33. Meeting attendance is reported below.

Audit Committee

In 2017, the Audit Committee consisted of the Board in its entirety. The Audit Committee is responsible for preparing the Board's work, ensuring quality in Poolia's financial reporting, meeting the Company's auditor to discuss issues including the external audit and views on the Company's risks, establishing guidelines on the non-auditing services that Poolia may procure from its auditors, evaluating the auditing work and informing the Nomination Committee of this, and assisting the Nomination Committee in producing proposals for the election of auditors and remuneration of audit work. The Audit Committee also monitors the effectiveness of Poolia's risk management and internal control over financial reporting. The Audit Committee meets Poolia's auditor at least twice a year, and at least one of these occasions must be without the presence of executive management.

Remuneration Committee

In 2017, the Remuneration Committee consisted of the Board in its entirety. The Committee deals with terms of employment and benefits for the Managing Director. The Committee also deals with issues related to remuneration of other senior executives. The Committee will receive information on the Company's total remuneration of senior executives. If incentive schemes such as share option or similar programmes are proposed to executive management or other employees, decision-support material must be provided to shareholders prior to the meeting and this material must clearly show the motives, important conditions, any dilution and the estimated cost of the programme to Poolia in the case of different outcomes.

Group Management

The Managing Director of Poolia AB leads Group Management, which, in addition to the MD, consists of the executives appointed by him. Management represents a consulting body to the Managing Director and pursues overall policy and development issues within Poolia. Group Management convenes in the manner determined by the Managing Director. Group management meets once a week to go through the current status for each country. The CFO is required to report to the Board. The aim of this reporting obligation is to ensure that all significant financial information reaches the Board.

GROUP MANAGEMENT

Name	Position	Employed
Morten Werner	Managing Director	2014
Fredrik Johansson	CFO	2017
Daniel Krüger	HR Director	2017
Tobias Rebenich	Manager, Poolia Germany	2011
Jose Majanen	Manager, Poolia Finland	2007

Internal management and control

The Board is responsible for ensuring that the Company has satisfactory internal control and formalised procedures for achieving compliance with established financial reporting and internal control policies and that the Company's financial statements are prepared in accordance with legal requirements, applicable accounting standards and other requirements for listed companies.

BOARD STRUCTURE AND ATTENDANCE

Member	Elected	Position	Attendance	Independent of the Company and its management	Independent of the Company's major shareholders
Björn Örås	1989	Chairman	8/8	Yes	No
Marika Skärvik	2015	Member	8/8	Yes	Yes
Dag Sundström	2011	Member	8/8	Yes	Yes
Anna Söderblom	2013	Member	8/8	Yes	Yes
Lennart Pihl	2013	Member	8/8	Yes	Yes

Managing Director (CEO)

The Managing Director leads the Company's operations within the framework defined by the Board of Directors. The most recent instructions for the Managing Director were approved by the Board on 03 May 2017 and stipulate the role of the Managing Director in the Company. The Managing Director provides necessary information and decision-support material for Board meetings. The Managing Director or his representative acts as a rapporteur to the Board. The Managing Director keeps the Board of Directors and the Chairman regularly informed about the Company's financial position and performance. The Board annually evaluates the Managing Director's working methods and performance.

Financial reporting

Interim and year-end reports are dealt with by the Board and issued by the Managing Director on behalf of the Board. The Managing Director is responsible for ensuring that the accounting records of Group companies are maintained in accordance with the law and that finances are managed responsibly.

Consolidated accounts are prepared on a monthly basis and submitted to the Board and Group Management. The systems and IT environment at Poolia have been harmonised into common systems for all companies. A common financial manual and monthly check lists have been implemented as tools for ensuring correct reporting.

Each month, the Country Managers and their Financial Managers prepare a report describing the previous period, the current situation and an outlook for the coming period. The purpose of these reports is to provide an update on the business status and the financial situation and to highlight any risks that have arisen. In addition to these tools, monthly analysis and follow-up meetings have been introduced for each segment between the Managing Director, the CFO and/or Financial Controller and the Country Manager and Financial Manager.

Internal audit

It is the Board's assessment that Poolia does not need to create a separate audit function in addition to its existing internal control processes and functions. The monitoring conducted by the Board and management is considered to fulfil the need. However, an assessment is conducted annually to ascertain whether such a function is necessary to maintain effective controls within the Company.

Auditors

The 2017 AGM appointed Deloitte AB as Poolia's auditing company, with Daniel de Paula as Chief Auditor, for a period of one year. Daniel de Paula is an authorised public accountant and partner at Deloitte AB. It is Poolia's assessment that Daniel de Paula does not have any relationship to Poolia or associates of Poolia that might affect the auditor's independence in relation to the Company. Daniel de Paula is also considered to possess the requisite expertise to perform the duties as Poolia's auditor. During the year, Daniel de Paula attended two Board meetings at which he gave a verbal and written report on the audit.

The Board's description of internal control over financial reporting

The Board of Directors is responsible for internal control in accordance with the Swedish Companies Act and the Swedish Corporate Governance Code. The internal control description is based on the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, COSO. The five framework components on which the report is based are the control environment, risk assessment, control activities, information and communication, and monitoring.

Control environment

Effective Board work is the foundation of good internal control. The Board has established structured processes and rules of procedure for its work. An important task of the Board is to develop and approve basic rules and guidelines. Employees have access to the guidelines, via Poolia's intranet and other channels. It is Poolia's aim for the control environment to be permeated by the Company's "good company" values, i.e., adherence to laws and regulations, professionalism and creation of trust.

A further aim of the Board's work is to ensure that the organisation is structured and transparent, with responsibilities and processes that are conducive to the effective management of operational risks and that facilitate goal achievement. Poolia's internal and external reporting is divided according to functions, and the associated responsibility is defined. Responsibility is distributed across the different segments (Poolia Sweden, Poolia Finland and Poolia Germany). The responsibilities of the staff functions are divided into Administration, HR, Marketing, Sales, Accounting, Payroll, Finance and IT.

Poolia has a conceptual framework that guides all the decisions and actions throughout the organisation. The basis of this framework is the business plan, our ISO processes, the financial manual and guidelines designed to achieve an efficient, structured and coherent approach within the Company. The guidelines include instructions for the CEO and the Managing Directors of subsidiaries, the financial policy, information policy and decision-making rules. Authorisation rules are in place to enhance control on decisions regarding investment, costs and contractual relations. Regular reviews are conducted to ensure that guidelines and policy documents are up to date. In addition, there are procedures for them to be adapted if so required by external circumstances.

Risk assessment

Risk assessment procedures that are incorporated into operating activities and follow-up processes ensure the preparation of accurate financial reporting. The Financial Managers of the subsidiaries and the CFO have special responsibility for risk analysis, the application of laws and regulations and the quality of financial reporting.

Integrated systems, established monitoring procedures and analysis of key ratios are important components in identifying risks of material misstatement in the financial statements. Risk assessment, risk identification and improvement of procedures is based on the CEO defining specific areas of the financial reporting process that will be prioritised and focused on. The CFO and Financial Managers of the subsidiaries work though the focus areas together. The process aims to ensure that material risks are identified and any required measures are reported to the CEO and Managing Directors of the subsidiaries. Named procedures cover areas such as monitoring of liquidity, trade receivables, deviation analyses, credit granting, insurance cover and processes for revenue and payroll, management, approval and authorisation.

To monitor market trends, the Managing Directors of the subsidiaries prepare monthly reports, which show their companies' position in relation to the market and competitors. The reports are followed with regard to the market, demand, earnings trends and any necessary organisational changes.

Control activities

The Company has built up a control structure based on its most critical processes. The purpose is to prevent, detect and correct any errors or discrepancies that arise in financial reporting, and to prevent irregularities and different types of incidents that may be hostile to the Company. The risks that are monitored are those considered most significant according to the risk assessment.

The CFO and the Financial Managers of the subsidiaries set requirements for accurate financial reporting and relevant monitoring and, if necessary, deviation analysis. Monitoring is a continuous process and mainly takes the form of monthly reports which the Financial Managers of the subsidiaries prepare and present to the CFO, CEO and Managing Directors of the subsidiaries. Poolia's monthly reports include financial and non-financial key performance indicators.

The reports are reviewed by the Managing Director and Financial Managers of each country, the CEO, CFO and/or Financial Controller at monthly teleconferences. Monthly reports are based on information from the financial system. Standardisation of reporting makes it easier to review and monitor the growth, performance and risk analysis for each country.

Information and communication

The Company's main policy documents in the area of regulations, guidelines and manuals, insofar as they relate to financial reporting, are regularly updated and communicated via the intranet, internal meetings and other targeted distribution of policy documents. Overall strategic polices are communicated throughout the organisation to ensure that all employees have fully understood their content and thereby act in accordance with them.

To ensure effective dissemination of internal communication, there are guidelines and procedures on how financial information is communicated between management and employees, and between the Parent Company and subsidiaries. The Board has established an information policy on communication with external parties. The policy provides guidelines on what should be communicated, who should communicate it and how it should be communicated.

The purpose of the policy is to ensure that information obligations are fulfilled in a correct and complete way. For shareholders and other external stakeholders wishing to follow the Company's progress, up-to-date financial information is published regularly on Poolia's website.

Monitoring

Monitoring internal control and its effectiveness is an integral part of day-to-day operations. The Board's work includes regular monitoring of the effectiveness of internal controls and discussion of significant issues in the area of accounting and reporting.

The Board's evaluation of the business performance and results is part of the responsibility structure, and is conducted using an appropriate package of reports containing results, forecasts and analyses of key factors.

Control and monitoring of activities comes under the management of the Parent Company and subsidiaries, but is also the responsibility of employees in the course of their duties. Any shortcomings and errors in the internal control and monitoring systems must be reported to the immediate superior.

Policies, guidelines and procedures are updated and evaluated as necessary, but at least annually. The Board is responsible for communicating and keeping general policy documents updated. The Managing Director or head of the staff function concerned is responsible for other documents. Recommendations from external auditors conducting independent audits of internal controls within the framework of the statutory audit are reported to management and the Board. The recommendations are followed up and, if necessary, measures are implemented to control the potential risk.

Poolia will continue to work pro-actively on risk management and internal controls by annually assessing and updating internal policy documents and guidelines. The aim of this work is to ensure that internal controls are maintained at a satisfactory level.


POOLIA AB
BUSINESS CONTROL
POOLIA SWEDEN
POOLIA GERMANY
POOLIA FINLAND

Poolia AB's role in the Group is to work on overall policy and development issues, Group-wide support functions and the provision of support to the operational entities. The country managers have full responsibility for the operations in their own country, including the income statement and balance sheet, sales and marketing, finance, business development and HR.

GROUP MANAGEMENT



Morten Werner
CEO of Poolia AB, Managing Director of Poolia Sweden
Born 1949
Employed at Poolia since 2014.

Education:
MBA, University of Southern California.

Background:
Managing Director of Hasselfors Garden, Pandora Management, Orasolv and Feelgood Svenska, Managerial positions at GE Capital.

Shareholding: 200,000 and 200,000 through insurance.



Fredrik Johansson
CFO
Born 1981
Employed at Poolia since 2017.

Education:
Master's degree in Economics, specialising in Business Administration, Uppsala University.

Background:
CFO Wasa Kredit AB, Audit Senior at Deloitte AB.

Shareholding: 0



Tobias Rebenich
Managing Director of Poolia Germany
Born 1971
Employed at Poolia since 2011.

Education:
Banking apprenticeship, Chamber of Commerce, Economics studies.

Background:
Area Manager, Amadeus FiRe Germany, Senior Manager, Robert Half Germany, Branch Manager, Manpower Germany.

Shareholding: 0



Jose Majanen
Managing Director of Poolia Finland
Born 1969
Employed at Poolia since 2007.

Education:
Degree in Economics and Sociology, University of Bremen.

Background:
Regional Manager, Manpower Finland, Industrial Liaison Officer, Centre for International Mobility in Finland.

Shareholding: 0



Daniel Krüger
HR Manager
Born 1973
Employed at Poolia since 2017.

Education:
Behavioural scientist, B.A. Psychology, university studies in business administration, philosophy, literary science and modern Swedish.

Background:
Has mainly worked as a management consultant, Partner for Enhancer Consulting and HR Manager & Head of Organisation & Human Capital Development at Lernia.

Shareholding: 0

BOARD OF DIRECTORS



Björn Örås
Chairman
Born 1949
Board Member since establishment in 1989.

Education:
B.A. (Econ), Lund University.

Background:
Product Manager, Pierre Robert, Product Group Manager, IKEA, MD and Advertising Agency Director, Appel & Falk, Blanking, Managing Director, Poolia. Own business: Björn Örås Marketing, Karat Utveckling, SMA.

Directorships:
Chairman of Uniflex AB, Dedicare AB, Bro Hof Slott.

Shareholding: 7,275,260



Lennart Pihl
Born 1950
Board Member since 2013.

Education:
M.Sc (Econ).

Background:
Own consulting business since 2004. Formerly MD of Bong Ljungdahl and Acrimo. Consultant assignments: interim MD of Green Cargo, Konstruktions-Bakelit, Brio Lek & Lär and AuraLight

Directorships:
Chairman of Bertex AB, Green Cargo AB, Ingape AB, Midway AB (publ), Myloc Holding AB and Nordic Room Improvement AB.

Shareholding: 10,000



Marika Skärvik
Born 1963
Board Member since 2015.

Education:
Market economy at RMI Berghs. Studies in Economics and Law at Stockholm University.

Background:
MD Performance Potential AB. Previous positions as Sales Manager Saven AB, Business Development Microsoft, MD NetCenter, Business Area Manager Tieto, MD Carlson Wagonlit, MD Hudson Norden.

Directorships:
Board member of B3IT Management AB, Optronic i Norden AB and Springlife AB.

Shareholding: 500



Dag Sundström
Born 1955
Board Member since 2011.

Education:
M.Sc. (Eng. Physics), Royal Institute of Technology, Stockholm, M.Sc. (Econ), Stockholm School of Economics.

Background:
Management Consultant, Director, McKinsey & Company Inc., Managing Director and CEO, Teleca AB, XLENT Consulting Group, own business Dag Sundström Consulting AB, InterPares Management Consultants.

Directorships:
Raoul Wallenbergskolorna AB, DS Holding AB, Dedicare AB.

Shareholding: 3,000



Anna Söderblom
Born 1963
Board Member since 2013.

Education:
Mathematics graduate, Lund University, PhD (Econ), Stockholm School of Economics.

Background:
Researcher and tutor at Stockholm School of Economics. Formerly Marketing Director at Microsoft Nordic and Posten Brev, and Investment Manager at Industrifonden.

Directorships:
Chair of Advenica AB. Board mebmer of Almi Företagspartner AB, BTS Group AB, Excanto AB and Länsförsäkringar Liv Försäkringsaktiebolag.

Shareholding: 15,000

SWEDISH MANAGEMENT TEAM



Morten Werner
CEO of Poolia AB,
Managing Director of
Poolia Sweden
Born 1949
Employed at Poolia since
2014.

Education:
MBA, University of Southern
California.

Background:
Managing Director of
Hasselfors Garden, Pandora
Management, Orasolv and
Feelgood Svenska,
Managerial positions at GE
Capital.

Shareholding: 200,000 and
200,000 through insurance.



Charlotte Järeby Hellman
Deputy Managing Director
Born 1973
Employed at Poolia since
2001.

Education:
Service Management
programme, Gothenburg
University.

Background:
Account Manager Manpower
Nyckelkunder, Sales Manager
Provobis Frimurarehollet,
Linkoping.

Shareholding: 0



Fredrik Johansson
CFO
Born 1981
Employed at Poolia since
2017.

Education:
Master's degree in
Economics, specialising in
Business Administration,
Uppsala University.

Background:
CFO Wasa Kredit AB, Audit
Senior at Deloitte AB.

Shareholding: 0



Anna Svanberg
Deputy Managing Director
Born 1966
Employed at Poolia since
2015.

Education:
B.A. in Information Science,
Political Science, Psychology,
Uppsala University.

Background:
Business Area Manager,
Sales Manager, Regional
Manager Manpower,
Consultant Patos Konsult AB,
CEO Proffice Care.

Shareholding: 0



Daniel Krüger
HR Manager
Born 1973
Employed at Poolia since
2017.

Education:
Behavioural scientist, B.A.
Psychology, university
studies in business
administration, philosophy,
literary science and modern
Swedish

Background:
Management consultant,
Partner for Enhancer
Consulting and HR Manager
& Head of Organisation &
Human Capital Development
at Lernia.

Shareholding: 0



Fredrik Mohlin
Sales Director, Sweden
Born 1976
Employed at Poolia since
2015.

Education:
B.Sc. (Econ), Lund University.

Background:
Sales Manager at Proffice
Finance and Life Science,
CEO Joblink and Poolia
Malmö.

Shareholding: 3,845

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Amounts in SEK 000	Note	2017	2016
Operating income	6	771,480	784,751
Operating expenses			
Other expenses	9	-57,857	-61,290
Staff costs	8	-688,806	-696,768
Depreciation and amortisation of assets	15, 16	-2,634	-3,655
Operating profit	**7**	**22,183**	**23,038**
PROFIT/LOSS FROM FINANCIAL INVESTMENTS			
Interest and similar income	11	146	106
Interest and similar expense	12	-1,842	-2,591
Profit/loss after financial items		**20,487**	**20,553**
Tax expense	13	-7,829	-6,803
Profit/loss for the year from continuing operations		**12,658**	**13,750**
DISCONTINUED OPERATIONS			
Profit/loss for the year from discontinued operations	25	462	-2,058
Profit/loss for the year		**13,120**	**11,692**
OTHER COMPREHENSIVE INCOME			
Items that may be reclassified to profit or loss			
Translation differences	4	3,899	2,951
Comprehensive income for the year		**17,019**	**14,643**
PROFIT/LOSS FOR THE YEAR ATTRIBUTABLE TO:			
Shareholders of the Parent		13,120	11,692
Non-controlling interests		0	0
Basic and diluted earnings per share from continuing and discontinued operations, SEK	21	0.77	0.68
Basic and diluted earnings per share from continuing operations, SEK		0.74	0.80
COMPREHENSIVE INCOME FOR THE YEAR ATTRIBUTABLE TO:			
Shareholders of the Parent		17,019	14,643
Non-controlling interests		0	0

CONSOLIDATED BALANCE SHEET

Amounts in SEK 000	Note	31/12/2017	31/12/2016
ASSETS			
Non-current assets			
Goodwill	14	18,825	18,689
Other intangible assets	15	6,106	4,172
Property, plant and equipment	16	783	944
Deferred tax assets	13	10,355	11,195
Total non-current assets		**36,069**	**35,000**
Current assets			
Trade receivables	18, 24	113,830	115,409
Current tax receivables		8,404	7,026
Other receivables		489	280
Prepayments and accrued income	19	51,274	51,613
Cash and cash equivalents	24, 26	42,836	36,631
Total current assets		**216,833**	**210,959**
Total assets		**252,902**	**245,959**
EQUITY AND LIABILITIES			
Equity			
Share capital	20	3,424	3,424
Other paid-in capital		187,658	187,658
Provisions		-1,798	-5,697
Retained earnings		-100,966	-103,813
Non-controlling interests		9	9
Total equity		**88,327**	**81,581**
Current liabilities			
Current liabilities to credit institutions	22	20,441	14,163
Trade payables	24	24,232	16,538
Other liabilities		44,631	49,761
Accruals and deferred income	23	75,271	83,916
Total current liabilities		**164,575**	**164,378**
Total equity and liabilities		**252,902**	**245,959**

CONSOLIDATED CASH FLOW STATEMENT

Amounts in SEK 000	Note	2017	2016
OPERATING ACTIVITIES			
Profit/loss after financial items		20,487	20,553
NON-CASH ITEMS			
Depreciation, amortisation and impairment charges in the income statement		2,634	3,655
Exchange gains/losses		1,180	2,025
Income tax paid		-4,652	-6,426
Cash flow from operating activities before changes in working capital		**19,649**	**19,807**
Changes in working capital			
Increase (-)/decrease (+) in current receivables		2,772	-966
Increase (+)/decrease (-) in current liabilities		-8,545	-5,604
Cash flow from operating activities, continuing operations		**13,876**	**13,237**
Cash flow from operating activities, discontinued operations		**-**	**-765**
INVESTING ACTIVITIES			
Acquisition of equipment		-608	-396
Acquisition of intangible assets		-4,295	-977
Cash flow from investing activities, continuing operations		**-4,903**	**-1,373**
Cash flow from investing activities, discontinued operations		**-**	**-**
FINANCING ACTIVITIES			
Borrowings/Repayment of borrowings from credit institutions		6,278	12,289
Dividends to shareholders		-10,273	-8,561
Cash flow from financing activities, continuing operations		**-3,995**	**3,728**
Cash flow from financing activities, discontinued operations		**-**	**-**
Cash flow for the year, continuing operations		**4,978**	**15,592**
Cash flow for the year, discontinued operations	25	-	-765
Cash and cash equivalents at beginning of year		36,631	20,204
Exchange differences		1,227	1,600
Cash and cash equivalents at end of year	26	**42,836**	**36,631**

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

AMOUNTS IN SEK 000	Share capital	Other paid-in capital	Translation reserve	Retained earnings	Non-controlling interest	Total equity
Opening balance, 1 Jan 2016	**3,424**	**187,658**	**-8,648**	**-106,944**	**9**	**75,499**
Comprehensive income						
Profit/loss for the year				11,692	0	11,692
Other comprehensive income						
Items that will be reclassified to the income statement						
Translation differences			2,951		–	2,951
Owner transactions						
Dividend to shareholders				-8,561		-8,561
Closing balance, 31 Dec 2016	**3,424**	**187,658**	**-5,697**	**-103,813**	**9**	**81,581**
Comprehensive income						
Profit/loss for the year				13,120	0	13,120
Other comprehensive income				–		–
Items that will be reclassified to the income statement						
Translation differences			3,899		–	3,899
Owner transactions						
Dividend to shareholders				-10,273		-10,273
Closing balance, 31 Dec 2017	**3,424**	**187,658**	**-1,798**	**-100,966**	**9**	**88,327**

The Group's accumulated translation differences recognised directly in equity totalled -1,798 (-5,697).

STATEMENT OF COMPREHENSIVE INCOME, PARENT COMPANY

Amounts in SEK 000	Note	2017	2016
Operating income		12,905	16,767
Operating expenses			
Other external expenses	9	-2,850	-8,482
Staff costs	8	-12,121	-10,264
Depreciation and amortisation of assets	15, 16	-579	-719
Operating profit		**-2,645**	**-2,698**
Profit/loss from financial investments			
Profit/loss from investments in Group companies	10	56,143	5,740
Interest and similar income	11	-	80
Interest and similar expense	12	-1,960	-2,886
Profit/loss after financial items		**51,538**	**236**
Group contributions received		5,030	8,560
Tax expense	13	-131	-571
Profit/loss for the year		**56,437**	**8,225**
Other comprehensive income			
Other comprehensive income		-	-
Comprehensive income for the year		**56,437**	**8,225**

BALANCE SHEET, PARENT COMPANY

Amounts in SEK 000	Note	31/12/2017	31/12/2016
ASSETS			
Non-current assets			
Intangible assets			
Other intangible assets	15	1,061	761
Total intangible assets		**1,061**	**761**
Property, plant and equipment			
Equipment	16	0	0
Total property, plant and equipment		**0**	**0**
Financial assets			
Investments in Group companies	17, 28	23,588	23,588
Deferred tax assets	13	2,986	3,117
Total financial assets		**26,574**	**26,705**
CURRENT ASSETS			
Current receivables			
Receivables from Group companies		59,162	51,636
Other receivables		2,451	432
Prepayments and accrued income	19	75	135
Total current receivables		**61,688**	**52,203**
Cash and cash equivalents		–	-
Total assets		**89,323**	**79,669**
EQUITY AND LIABILITIES			
Equity			
Restricted equity			
Share capital	20	3,424	3,424
Total restricted equity		**3,424**	**3,424**
Unrestricted equity			
Retained earnings		3,648	5,696
Profit/loss for the year		56,437	8,225
Total unrestricted equity		**60,085**	**13,921**
Total equity		**63,509**	**17,345**
Current liabilities			
Trade payables		261	289
Liabilities to Group companies		722	44,623
Current liabilities to credit institutions	22, 24	20,441	14,163
Other liabilities		1,262	976
Accruals and deferred income	23	3,128	2,273
Total current liabilities		**25,814**	**62,324**
Total equity and liabilities		**89,323**	**79,669**

CASH FLOW STATEMENT, PARENT COMPANY

Amounts in SEK 000	**Note**	**2017**	**2016**
OPERATING ACTIVITIES			
Profit/loss after financial items		**51,538**	**236**
NON-CASH ITEMS			
Depreciation, amortisation and impairment charges in the income statement		579	719
Financial items		1,182	-145
Dividend from shares in subsidiaries		-56,143	-
Cash flow from operating activities before changes in working capital		**-2,844**	**810**
Changes in working capital			
Increase (-)/decrease (+) in current receivables		-4,970	-13,301
Increase (+)/decrease (-) in current liabilities		7,658	706
Cash flow from operating activities		**-156**	**-11,785**
INVESTING ACTIVITIES			
Acquisition of intangible assets		-879	-503
Cash flow from investing activities		**-879**	**-503**
FINANCING ACTIVITIES			
Borrowings/Repayment of borrowings from credit institutions	26	6,278	12,289
Dividends to shareholders		-10,273	-8,561
Group contributions received		5,030	8,560
Cash flow from financing activities		**1,035**	**12,288**
Cash flow for the year		**0**	**0**
Cash and cash equivalents at beginning of year		-	-
Cash and cash equivalents at end of year	**26**	**-**	**-**

STATEMENT OF CHANGES IN EQUITY, PARENT COMPANY

AMOUNTS IN SEK 000	Share capital	Retained earnings	Profit/loss for the year	Total
Closing balance, 31 Dec 2015	**3,424**	**15,785**	**-1,528**	**17,681**
Profit/loss for previous year brought forward		-1,528	1,528	0
Comprehensive income				
Profit/loss for the year			8,225	8,225
Other comprehensive income		–	–	–
Owner transactions				
Dividend to shareholders		-8,561	–	-8,561
Closing balance, 31 Dec 2016	**3,424**	**5,696**	**8,225**	**17,345**
Profit/loss for previous year brought forward		8,225	-8,225	0
Comprehensive income				
Profit/loss for the year			56,437	56,437
Other comprehensive income		–	–	–
Owner transactions				
Dividend to shareholders		-10,273	–	-10,273
Closing balance, 31 Dec 2017	**3,424**	**3,648**	**56,437**	**63,509**

NOTES

All amounts are in SEK thousands unless otherwise specified.

NOTE 1 **GENERAL INFORMATION**

The Board of Directors approved the consolidated financial statements for publication on 4 April 2018, and they will be presented for adoption at the Parent Company's Annual General Meeting on 25 April 2018.

NOTE 2 **ACCOUNTING POLICIES**

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and the interpretations of the International Financial Reporting Interpretations Committee (IFRIC) as adopted by the European Union. The Group also applies RFR 1 Supplementary Accounting Rules for Groups, which specifies additional disclosures to IFRS that are required under the Swedish Annual Accounts Act. The Parent Company's annual financial statements have been prepared in accordance with the Swedish Annual Accounts Act and RFR 2 Accounting for Legal Entities.

New and amended standards

The International Accounting Standards Board (IASB) has published certain new and amended standards that have come into force and are applicable for the 2017 financial year.

Amendments to IAS 7 Statement of Cash Flows

The amendments contain additional disclosure requirements to clarify changes in liabilities for which the cash flow is reported under financing activities. The Group has applied the amendments for the first time in the 2017 annual report. A reconciliation between opening and closing balances for these items can be found in note 26. Comparative information for periods prior to 2017 has not been provided.

New and amended standards effective on 1 January 2017 have not otherwise had an impact on the Group's financial statements.

New and amended standards and interpretations that have been issued but are effective for annual periods beginning after 1 January 2018 have not yet been applied by the Group.

IFRS 15

IFRS 15 Revenue from Contracts with Customers replaces existing standards related to revenue recognition with effect from 2018. The Company will apply IFRS 15 with full retrospective application. This means that the revenue is reported when the client obtains control of the sold service and can use and benefit from the service, and the effect of the change is reported as an adjustment of retained earnings at 1 January 2017. During the current year, the Company has conducted a Group-wide review of Poolia's revenue streams to assess the impact of IFRS 15. The main conclusions from this review are described below.

Permanent placement services:
Under IFRS 15, a customer obtains control of an asset (goods or service) when the customer is able to control the use of the asset and obtains all future benefits from it. Under previous principles, Poolia recognised revenue related to permanent placement services as different parts of the placement process were implemented.

Under IFRS 15, the permanent placement service is seen as one entire performance obligation that is to be recognised at one point in time. This means that Poolia will recognise the revenue at a later date than under the current principles. Poolia plans to apply IFRS 15 retrospectively using the fully retrospective approach. The total effect of the new method on the Group's revenue for 2017 has been calculated at approx. SEK 0.1 million (opening equity SEK +2.3 million and closing equity SEK -2.2 million). As the effect on reported revenue for 2017 is negligible, Poolia will apply the practical application rule which means that the effect will not be allocated between quarters.

Temporary staffing services:
Poolia's analysis of staffing services has been conducted according to the five-step model in IFRS 15. It is management's assessment that the introduction of IFRS 15 will not affect Poolia's financial reporting of staffing services significantly beyond increased disclosure requirements.

IFRS 9

IFRS 9 Financial Instruments replaces IAS 39 Financial Instruments: Recognition and Measurement with effect from 2018. IFRS 9 contains new principles for classification and measurement of financial assets, and new rules on impairment testing of financial assets. The effect of IFRS 9 will be reported as an adjustment of retained earnings at 1 January 2018. The effect for the Company is not material.

IFRS 16

IFRS 16 Leases was issued on 13 January 2016 and will replace IAS 17 Leases. IFRS 16 introduces a right of use model and requires the lessee to recognise virtually all leases in the balance sheet, with no classification into operating and financial leases. Leases with a lease term of 12 months or less and leases where the underlying asset has a low value are exempt from recognition. Depreciation of the asset and interest charges on the liability are recognised in the income statement. The standard contains more disclosure requirements than the current standard. For lessors, IFRS 16 does not involve any real differences compared with IAS 17. IFRS 16 is effective for annual reporting periods beginning on or after 1 January 2019 and earlier application is permitted provided IFRS 15 is applied at the same time. The Group has an ongoing project to analyse the effects of IFRS 16.

In addition to the above, the new and revised IFRSs and interpretations adopted by the IASB but not yet effective are not expected to have any significant impact on the financial statements.

Basis of consolidation

The consolidated financial statements include Poolia AB (publ) and all subsidiaries. Information on the Group's composition can be found in note 17. The Group does not have any significant non-controlling interests. Subsidiaries are entities over which the Group has control. Control exists when the Group has exposure or rights to variable returns from its holding in an entity and the ability to affect those returns through power over the entity. A subsidiary is a company in which the Group owns or controls more than half of the voting rights. Subsidiaries are consolidated from the date on which control is transferred to the Group until the date on which control ceases.

Subsidiaries are accounted for using the acquisition method. Identifiable assets acquired and liabilities and contingent liabilities assumed are measured at their acquisition date fair value. The acquisition date purchase consideration also includes assets and liabilities arising from any contingent consideration agreement. All acquisition-related costs are recognised in the income statement as incurred. If the cost of the acquired shares exceeds the total fair value of identifiable assets acquired and liabilities assumed, the difference is reported as goodwill. If the cost is less than the fair value calculated as above, the difference is recognised immediately in the income statement.

Non-controlling interests are initially measured as the minority's proportionate share of the fair value of the net assets. These interests are recognised in the consolidated financial statements as a component of equity, separately from the Parent Company's equity. Items relating to non-controlling interests are included in the consolidated statement of comprehensive income and reported separately from the Parent Company's income and comprehensive income as a proportion of these results for the period.

Changes in the Parent Company's interest in a subsidiary that do not result in a loss of control are reported as equity transactions (i.e., owner transactions). Any difference between the amount by which non-controlling interests are adjusted and the fair value of the consideration paid or received is recognised directly in equity and classified as attributable to owners of the Parent.

All intra-Group transactions and balances are eliminated on consolidation.

Segment reporting

The Poolia Group's segment information is be presented using a management approach, and operating segments are identified on the basis of internal reporting to the Company's chief operating decision-maker. The Group has identified the Parent Company's Managing Director, the CEO, as its chief operating decision maker, and the internal reporting system, which is used by the CEO to review operating results and make decisions about the allocation of resources, is the basis for the segment information presented. Poolia's segment reporting format is geographical regions. Poolia's geographical segments are Sweden, Finland and Germany. Poolia UK is reported under discontinued operations.

All of the segments use the same accounting policies as those applied by the Group.

Revenue recognition

a. Sale of services

Operating income includes the sale of services in the areas of Temporary staffing and Permanent placement. Revenues are recognised in the accounting period in which the services are rendered.

b. Interest income

Interest income is distributed over the term of the interest-bearing investment using the effective interest method.

c. Dividend income

Dividend income is recognised when the right to receive payment is established.

Leases

A finance lease is an agreement that transfers from the lessor to the lessee substantially all the risks and rewards incident to ownership of an asset. All other leases are classified as operating leases.

The Group as lessee

Assets held under finance leases are reported under non-current assets in the consolidated balance sheet, and are recognised at the commencement of the lease term at the lower of the fair value of the asset and the present value of the minimum lease payments. The equivalent liability is reported as a liability to the lessor in the balance sheet. Lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated during the lease term in such a way as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The depreciation policy for assets held under financial leases is consistent with that for owned assets. If there is no reasonable certainty that Poolia will take over the asset at the end of the lease the asset is depreciated over the shorter of the lease term or the life of the asset.

For operating leases, the lease payments are recognised as an expense on a systematic basis over the lease term. At present, the Group only has operating leases.

Employee benefits

Employee benefits (wages, paid holidays, paid sick leave etc.) and pensions are recognised as they are earned. Pensions and other post-employment benefits are classified as defined-contribution or defined-benefit plans.

Defined-contribution plans

In the case of defined-contribution plans, the Company pays fixed contributions into a separate independent legal entity and

has no obligation to pay further contributions. The costs are recognised in the consolidated income statement as the benefits are earned, which is normally the date on which the premium is paid.

Defined-benefit plans

The only defined-benefit plan in the Group is an ITP plan insured with Alecta. This is a multi-employer plan and is classified a defined-benefit pension plan under IAS 19. However, as Alecta has not been able to provide sufficient information to enable the ITP plan to be reported as a defined-benefit plan, it is reported as a defined-contribution plan.

In Finland there is a statutory old-age and invalidity pension scheme regulated by the Occupational Pension Act which covers all Finnish companies. The pension obligation under the Occupational Pension Act is reported according to the rules for defined-contribution plans, which means that premiums paid are recognised as an expense as the contributions are paid and the benefits are earned.

Foreign currency

Foreign currency transactions in Group entities are reported in the entity's functional currency using the exchange rate prevailing at the transaction date. Foreign currency monetary assets and liabilities are translated at the closing rate on the reporting date. Exchange differences arising on translation are included in net income for the period. Exchange differences on non-current intra-group loans are recognised directly in equity, as this type of balance is not intended to be settled.

When preparing consolidated financial statements, the balance sheets of the Group's foreign operations are translated from their functional currency into Swedish kronor using the closing rate on the reporting date. Income statements are translated using the average rate for the period and any translation differences are recognised in the translation reserve in equity. On disposal of a foreign operation, the cumulative translation difference for that foreign operation is reclassified as part of the gain or loss on disposal. Goodwill and fair value adjustments attributable to the acquisition of an operation with a functional currency other than SEK are accounted for as assets and liabilities in the currency of the acquiree and are translated using the closing rate on the reporting date.

Intangible assets

Goodwill

Goodwill is the amount by which the cost of acquisition exceeds the fair value of the Group's share of the acquired subsidiary's net identifiable assets on the date of acquisition. If the fair value of assets acquired, liabilities assumed and contingent liabilities exceeds the cost of acquisition, the surplus is recognised directly as income in the income statement.

Goodwill has an indefinite useful life and is recognised at cost less accumulated impairment. On disposal of an operation, the residual portion of goodwill attributable to the operation is included in the calculation of the gain or loss on disposal.

Other intangible assets

Other intangible assets, primarily customer relationships and new investments and improvements to administrative systems, are carried at cost less accumulated amortisation and impairment losses. Internally generated intangible assets are only recognised as assets if an identifiable asset has been created, it is likely that the asset will generate future economic benefits and the cost of developing the asset can be measured reliably. If the asset does not qualify for recognition as an internally generated asset in the balance sheet, development expenditure is recognised as an expense in the period in which it is incurred.

Customer relationships are amortised over 5 years. Other intangible assets are amortised on a straight-line basis over their estimated useful life, which has been defined as 3–5 years. Regular adjustments to basic investments are normally written off directly as an IT expense, or are capitalised for up to 3 years.

Property, plant and equipment

Items of property, plant and equipment are recognised as assets in the balance sheet when it is probable that future economic benefits associated with the asset will flow to the Company and the cost of the asset can be measured reliably. Property, plant and equipment, mainly equipment and computers, is recognised at cost less accumulated depreciation and impairment losses. Items of property, plant and equipment are depreciated on a straight-line basis over their estimated useful life.

The following percentages have been applied: Equipment and computers: 20-33%.

Impairment

On each reporting date, an assessment is made to determine whether there is any indication of impairment of the Group's assets. If this is the case, the asset's recoverable amount is calculated. Goodwill is allocated to cash-generating units and is subject to annual impairment testing, along with intangible assets with indefinite useful lives and intangible assets not yet available for use, whether or not there is any indication of impairment. However, impairment testing is carried out more frequently if there are indications that an asset may be impaired. The recoverable amount is the higher of an asset's value in use and the amount that would be received if it were sold to an independent party (the net selling price).

The value in use is the present value of future cash inflows and outflows attributable to the asset during the period when it is expected to be used in the business, plus the present value of the net selling price at the end of its useful life. If the calculated recoverable amount is less than the carrying amount, the asset is written down to its recoverable amount and an impairment loss is recognised in the income statement. Impairment losses are reversed if there has been a change in the assumptions on which the original impairment was based or if the impairment

no longer exists. An impairment loss is reversed only to the extent that it does not increase the carrying amount to more than what the depreciated historical cost would have been if the impairment had not been recognised. Reversals of impairment are recognised in the income statement. Goodwill impairment is not reversed.

Taxes

The Group's total income tax consists of current tax and deferred tax. Current tax is the amount of income taxes payable or recoverable in respect of the taxable profit or loss for the current year and any adjustments relating to prior years. Deferred tax is recognised for differences between the carrying amounts of the Company's assets and liabilities and their corresponding tax bases. Deferred tax is accounted for using the balance sheet liability method. Deferred tax liabilities are recognised for essentially all taxable temporary differences, while deferred tax assets are recognised to the extent that it is probable that the amounts can be utilised against future taxable profit.

The carrying amount of a deferred tax asset is reviewed at each reporting date and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the deferred tax asset to be utilised fully or partly.

Deferred tax is calculated using the tax rates that are expected to apply in the period when the carrying amount of the asset or liability is recovered or settled. Deferred tax is reported as income or expense in the income statement, except when it relates to transactions or events that have been recognised directly in equity, in which case, the deferred tax is also recognised directly in equity.

Deferred tax assets and deferred tax liabilities are offset when they are attributable to the same tax authority and the Group intends to settle on a net basis.

Provisions

A provision is recognised in the balance sheet when the Company has an obligation, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Provisions are reviewed at each reporting date

Financial instruments

A financial asset or liability is recognised in the balance sheet when the Company becomes a party to the contractual provisions of the instrument. A financial asset is derecognised when the rights to the cash flows from the financial asset are realised, expire or the Company loses control of them. A financial liability is derecognised when the contractual obligation is discharged or extinguished in some other way.

Acquisitions and disposals of financial assets are recognised on the trade date except when the Company acquires or disposes of listed securities, in which case settlement date accounting is applied instead. Financial instruments are recognised at amortised cost or fair value, depending on their initial classification under IAS 39.

At each reporting date, the Company assesses whether there is objective evidence that a financial asset or group of financial assets is impaired.

Fair value measurement of financial instruments

Official quoted market prices on the reporting date are used to measure the fair value of current investments and borrowings. If a market for a financial instrument is not available, the fair value is established by using generally accepted methods such as discounting future cash flows to the quoted market rate for each period. Translation to SEK is conducted at the exchange rate quoted on the reporting date.

Offsetting financial assets and liabilities

Financial assets and a financial liabilities may be offset and the net amount presented in the balance sheet if the Company has a legally enforceable right to set off the recognised amounts and the Company intends either to settle on a net basis or to realise the asset and settle the liability simultaneously.

Cash and cash equivalents

Cash and cash equivalents consist of cash balances with financial institutions and short-term deposits with an original maturity of 3 months or less, which are subject to an insignificant risk of changes in value.

Cash and cash equivalents are recognised at their nominal amounts.

Short-term investments

Short-term investments are measured at amortised cost.

Trade receivables

Trade receivables are classified as "Loans and receivables", and as such are measured at amortised cost. As the expected maturity is short, the value is recognised at a nominal amount without discounting. Doubtful debts are individually assessed and a provision is recognised in the balance sheet based on the recoverable amount. Any impairment is reported under operating expenses.

Other receivables

Other receivables are receivables that arise when the Company provides money without any intention of trading the receivable. If the expected holding period is less than 12 months they are reported as other current receivables. These receivables are classified as "Loans and receivables" under IAS 39. Assets in this category are carried at amortised cost.

Derivative instruments

Poolia did not have any derivative instruments in 2017 and 2016.

Liabilities

Poolia's amounts due to credit institutions, trade payables and other liabilities are classified as Other liabilities and are measured at amortised cost. Any borrowing costs are recognised in profit or loss over the term of the loan using the effective interest method. Non-current liabilities are due for settlement more than 12 months after the reporting date, while current liabilities are due within 12 months of the reporting date As trade payables are expected to be of short duration, the liability is recognised at a nominal amount without discounting.

The Parent Company's accounting policies

The Parent Company's annual financial statements have been prepared in accordance with the Swedish Annual Accounts Act, RFR 2 Accounting for Legal Entities and applicable statements from the Swedish Financial Reporting Board. RFR 2 requires the Parent Company, as a legal entity, to prepare its annual financial statements in compliance with all IFRS standards and IFRIC interpretations endorsed by the EU, to the extent possible within the framework of the Swedish Annual Accounts Act and the Pension Obligations Vesting Act, taking into account the relationship between tax expense (income) and accounting profit.

The recommendation also specifies exceptions from and additions to IFRS. The amendments to RFR 2 Accounting for Legal Entities, effective for the financial year 2017, have not had any material effect on the Parent Company's financial reports. The amendments effective from 1 January 2018 are also not expected to have any material effect. The Parent Company's financial reporting is consistent with the Group's accounting policies, except as stated below.

Taxes

Swedish tax laws allow transfers to special reserves and funds. This means that companies can, within certain limits, allocate and retain reported profits in the business without such profits being subject to immediate taxation. Untaxed reserves are not taxed until they are reversed. Should the business incur a loss, the untaxed reserves may be used to cover the loss without being taxed.

Accumulated accelerated depreciation

Tax depreciation allowances are calculated in accordance with current tax legislation. Accelerated tax depreciation allowances are regarded as accelerated depreciation and reported as an untaxed reserve. Changes in this reserve are recognised as an appropriation in the income statement.

Group contributions

Group contributions received are accounted for in the same way as ordinary dividends and are therefore reported under finance income.

NOTE 3 SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS

Accounting estimates and judgements are evaluated regularly. They are largely based on historical experience and other factors, including expectations about future events that are considered reasonable in the present circumstances.

Poolia makes judgements and assumptions concerning the future. These result in accounting estimates, which, by definition, rarely correspond with the actual outcome. Estimates and assumptions that involve considerable risk of material adjustments to the carrying amounts of assets and liabilities during the next financial year are described below.

a. Goodwill impairment testing

Poolia conducts annual goodwill impairment testing, in accordance with the accounting policy described in note 2. However, impairment testing is carried out more frequently if there are indications of impairment during the year. The recoverable amounts for cash-generating units have been determined by calculating the value in use. These calculations require certain estimates to be made. Further information and a sensitivity analysis can be found in note 14.

b. Income taxes

Poolia has a total of SEK 10.4 (11.2) million in recognised deferred tax assets arising mainly from historical tax losses in the business. These tax assets represent 84% (85%) of the total potential tax that can be recovered when operations generate taxable profits. The tax assets are calculated according to current tax legislation in the countries concerned and the expected development of taxable profit for the different countries. If future taxable profit is lower than management's estimate at 31 December 2017, this may mean that the tax assets have a lower value than the figure now reported.

Conversely, if it is higher, the actual tax assets could exceed the reported figure.

NOTE 4 **FINANCIAL RISK MANAGEMENT**

Poolia is exposed to various types of financial risks. The Company's overall policy for financial risk management is to minimise the negative effects of market fluctuations on the Group's earnings at all times.

The Group's financial policy is established annually by the Board and regulates how financial risks are managed and what financial instruments may be used.

Currency risk

Currency risk is the risk of the Group's earnings and equity being adversely affected by exchange rate movements. Poolia's currency exposure arises from intra-group financing and the translation of foreign subsidiaries' balance sheets and income statements to Swedish kronor (translation exposure).

The translation exposure concerns translation from EUR, GBP and DKK. The financial policy states that translation exposure shall not be hedged. Translation of foreign subsidiaries had a positive effect of 3,899 (2,951) on consolidated equity in 2017.

Poolia does not have any other currency exposure at present.

CURRENCY EFFECTS IN THE CONSOLIDATED INCOME STATEMENT 2017 (2016) SEK MILLIONS

Currency	Net sales	Operating profit	Net profit/loss
EUR	4.0 (2.8)	0.3 (0.2)	0.1 (0.2)
Total	**4.0 (2.8)**	**0.3 (0.2)**	**0.1 (0.2)**

TRANSLATION EXPOSURE IN THE CONSOLIDATED BALANCE SHEET, NET OF ANY TAX EFFECTS 2017 (2016) SEK MILLIONS

Currency	Net Investment	Effect on equity of 1% change
EUR	99.1 (89.5)	1.0 (0.9)
DKK	2.4 (1.6)	0.0 (0.2)
GBP	0.0 (-16.6)	0.0 (0.2)

Interest rate risk

Interest rate risk is the risk that the Group's net interest income will be adversely affected by changes in market interest rates. The Group's interest rate risk exposure was insignificant at the reporting date. Poolia does not have any significant holdings of interest-bearing financial liabilities. The Group has an overdraft facility of SEK 40 (40) million, SEK 20.4 (14.2) million of which had been utilised at the reporting date. Interest-bearing financial assets consist primarily of unrestricted bank funds. A one percentage point change in market interest rates would affect all of the Group's interest-bearing assets and liabilities. The impact on earnings would be SEK 0.2 million.

Credit and counterparty risk

Credit and counterparty risk is the risk that the counterparty to a transaction will be unable to discharge its obligations, thereby causing the Group to incur a loss. The Group is exposed to credit and counterparty risk when excess liquidity is invested in financial assets. In order to limit counterparty risk, only counterparties with a high credit rating in accordance with the financial policy are accepted. There were no derivative instruments in 2017 and 2016.

Commercial credit risk within the Group is minimal as there is no significant credit risk concentration in respect of a particular client, counterparty or geographical region. The maximum credit risk corresponds to the carrying amount of Poolia financial assets.

Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in obtaining funds to meet its obligations associated with financial instruments. At present, Poolia's cash and cash equivalents are placed in accounts or short-term deposits with banks. The Group currently has no need of refinancing. See the maturity analysis in note 24 .

NOTE 5 **INTRA-GROUP PURCHASES AND SALES**

The Parent Company's net sales comprise the provision of services to subsidiaries. Purchases from other Group companies account for 28.6% (11.8%) of the Parent Company's other external expenses.

NOTE 6 **OPERATING INCOME**

OPERATING INCOME BY SERVICE AREA

	SEK millions		Change	Share %	
Group	**2017**	**2016**	**%**	**2017**	**2016**
Temporary staffing	673.1	687.3	-2.1	87	88
Permanent placement	98.4	97.4	1	13	12
Total	**771.5**	**784.7**	**-1.7**	**100**	**100**

NOTE 7 SEGMENT INFORMATION

Poolia's segment reporting is based on internal reporting, which means that the segment reporting format is geographical regions. Poolia's geographical segments are Sweden, Finland and Germany. Poolia UK, which was part of the segment Poolia Sweden, is reported under discontinued operations. Poolia UK's operations were divested on 28 February 2014. The only costs then remaining in the companies were administrative expenses and a tax provision for the gain on the sale of the operations. The two companies were dissolved on 26 September 2017. No single customer accounts for more than 10% of total Group revenues.

	CONTINUING OPERATIONS					DISCONTINUED OPERATIONS		
2017	**Sweden**	**Finland**	**Germany**	**Group-wide**	**Total**	**UK**	**Elimination**	**Group**
Operating income								
Temporary staffing	460,124	35,660	177,279		673,063			673,063
Permanent placement	74,564	3,507	20,346		98,417			98,417
Total operating income	**534,688**	**39,167**	**197,625**	–	**771,480**	–	–	**771,480**
Operating profit	7,976	1,316	12,891		22,183	-626		21,557
Finance income								146
Finance costs								-1,842
Tax expense								-6,741
Profit/loss for the year								**13,120**
Assets	134,434	17,107	111,785	62,271	325,597		-72,695	252,902
Liabilities	-131,606	-9,524	-24,683	-71,457	-237,270		72,695	-164,575
Investments	4,473	45	385		4,903			4,903
Depreciation/amortisation and impairment	-2,354	-39	-241		-2,634			-2,634

	CONTINUING OPERATIONS					DISCONTINUED OPERATIONS		
2016	**Sweden**	**Finland**	**Germany**	**Group-wide**	**Total**	**UK**	**Elimination**	**Group**
Operating income								
Temporary staffing	480,732	38,110	168,497		687,339			687,339
Permanent placement	71,996	3,777	21,639		97,412			97,412
Total operating income	**552,728**	**41,887**	**190,136**	–	**784,751**	–	–	**784,751**
Operating profit	5,148	949	16,941		23,038	-765		22,273
Finance income								106
Finance costs								-2,741
Tax expense								-7,946
Profit/loss for the year								**11,692**
Assets	135,798	20,200	108,468	-25,704	238,762		7,197	245,959
Liabilities	-115,536	-8,413	-28,617	-1,922	-154,488	-13,384	3,494	-164,378
Investments	1,011	163	199		1,373			1,373
Depreciation/amortisation and impairment	-3,379	-49	-227		-3,655			-3,655

NOTE 8 **PERSONNEL**

Average number of employees	Number of employees 2017	2016	Of which male 2017	2016
Parent	7	7	3	3
Subsidiaries	1,260	1,462	466	499
Group total	**1,267**	**1,469**	**469**	**502**

Geographical distribution	No. of employees 2017	2016	Of which male 2017	2016
Sweden	773	944	260	288
Finland	92	101	63	64
Germany	402	424	146	150
Group total	**1,267**	**1,469**	**469**	**502**

The Parent Company's Board of Directors consists of three men and two women. Other senior executives in the Group consisted of three men and two women in 2017.

	Senior executives[1]		Other employees	
Salaries and other benefits SEK 000	**2017**	**2016**	**2017**	**2016**
Parent	3,846	4,011	2,771	1,408
Subsidiaries	10,799	13,779	448,466	461,077
Group total	**14,645**	**17,790**	**451,237**	**462,485**

[1] Includes current and former Board Members, current and former Managing Directors and other senior executives.

	Salaries and other benefits		Social security contributions		Pension costs	
Salaries and other benefits SEK 000	**2017**	**2016**	**2017**	**2016**	**2017**	**2016**
Parent	6,617	5,419	1,806	2,159	1,507	1,495
Subsidiaries	459,265	474,856	121,951	126,184	31,930	33,627
Group total	**465,882**	**480,275**	**123,757**	**128,343**	**33,437**	**35,122**

The group Boards and Managing Directors accounts for SEK 2,955 (3,687) of the Group's pension costs.

Senior executives' employment conditions and remuneration

The AGM in April 2017 adopted the Board's proposed guidelines for the remuneration of senior executives. The full Board served as a remuneration committee during the year. In accordance with the decision of the AGM, Parent Company Board fees are 185 per member. The Chairman of the Board Björn Örås receives 500. CEO Morten Werner is entitled to a fixed annual salary of 2,040. In addition, he is entitled to annual performance-based pay of up to 3,672. He has received 2,244 (2,244) in salary and a total of 41 (41) in holiday allowance and deductions for sick leave/leave of absence. Other senior executives consist of the Managing Directors of Poolia Germany and Poolia Finland, the CFO and the HR Director. The Managing Directors of the foreign subsidiaries have a variable salary model based on their company's performance. Other senior executives of the Swedish companies have fixed salaries. With these pay models, the total salaries for other senior executives in 2017 could have been in the range of 5,126 to 6,336, plus holiday pay and deductions for sick leave/leave of absence. Other senior executives received a total of 5,571 (5,220). The Acting CFO did not receive fixed remuneration but worked on a consultancy basis.

The Managing Directors and other senior executives of the companies are entitled to 3 or 6 months' notice for voluntary termination of employment and 3, 6 or 12 months' notice for involuntary termination. There are no agreements on additional termination benefits for senior executives. Morten Werner is entitled to a contribution of 497 in pension and insurance premiums per year.

In 2017, the CEO had additional pension premiums of 243 under cost neutrality contracts for the Company concerning salaries and non-wage labour costs. Other senior executives are entitled to pension benefits largely in accordance with the regulations of collective agreements under the ITP plan. Some senior executives also have company cars. The value reported under Other benefits in the table below. The minimum retirement age for all senior executives is 65.

Board	Born	Member since	Shareholding
Lennart Pihl	1950	2013	10,000 B
Marika Skärvik	1963	2015	500 B
Dag Sundström	1955	2011	3,000 B
Anna Söderblom	1963	2013	15,000 B
Björn Örås	1949	Founding	4,023,815 A 3,251,445 B

Pensions

The Group's pension plans are defined-contribution plans apart from in Sweden. For salaried employees in Sweden, the ITP 2 plan's defined-benefit retirement and family pension obligations are covered by insurance with Alecta. According to the Swedish Financial Reporting Board's statement UFR 10, Classification of ITP Plans Financed by Insurance in Alecta, this is a multi-employer defined-benefit pension plan.

The Company did not have access to sufficient information for the 2017 financial year to report its proportionate share of the plan's obligations, plan assets and costs, which meant that it was not possible to report the plan as a defined-benefit plan. Consequently, the ITP 2 pension plan insured through Alecta is reported as a defined-contribution plan. The premium for the defined-benefit retirement and family pension is calculated individually and is based on factors that include salary, previously earned pensions and the expected remaining period of service. Expected contributions in the next reporting period for ITP 2 insurance covered by Alecta are SEK 10.0 (10.0) million. The Group's share of the total contributions to the plan is 0.05762% (0.05858%), while its share of the total number of active members in the plan is 0.05304% (0.06353%).

Senior executives 2017 SEK 000	Salary/Board fee	Variable remuneration	Other benefits	Pension cost	Total
Chairman of the Board Björn Örås	500				500
Board member Anna Söderblom	185				185
Board member Marika Skärvik	185				185
Board member Lennart Pihl	185				185
Board member Dag Sundström	185				185
Board member Morten Werner	2,081	204		740	3,025
Other senior executives (5 individuals)	5,074	438	148	783	6,443
Total	**8,395**	**642**	**148**	**1,523**	**10,708**

Senior executives 2016 SEK 000	Salary/Board fee	Variable remuneration	Other benefits	Pension cost	Total
Chairman of the Board Björn Örås	500				500
Board member Anna Söderblom	185				185
Board member Marika Skärvik	185				185
Board member Lennart Pihl	185				185
Board member Dag Sundström	185				185
Board member Morten Werner	2,081	204		724	3,009
Other senior executives (5 individuals)	4,595	625	150	812	6,182
Total	**7,916**	**829**	**150**	**1,536**	**10,431**

The collective consolidation level is the market value of Alecta's assets as a percentage of its insurance obligations calculated by reference to Alecta's actuarial methods and assumptions. This is not consistent with IAS 19. The collective consolidation level may normally vary between 125% and 155%, with a target level of 140%.

If Alecta's collective consolidation level falls below 125% or exceeds 155%, measures must be taken to create the right conditions for the level to return to the normal range. If the consolidation level is low, an appropriate measure could be to increase the agreed price for new insurance and extension of existing benefits. If the consolidation level is high, premium reductions could be introduced. At the end of 2017, Alecta's surplus, in the form of a collective consolidation level, was 154% (149%). Poolia AB has a pension obligation of 1,431 (1,431) to former CEO Monika Elling, which is covered by payments into endowment insurance (see note 28).

NOTE 9 **REMUNERATION OF AUDITORS**

	Group		Parent	
SEK 000	**2017**	**2016**	**2017**	**2016**
Deloitte, annual audit	838	1,162	249	357
Deloitte, other auditing	76	65	76	–
Deloitte, tax advisory services	–	20	–	20
Deloitte, other services	130	65	123	–
Group total	**1,044**	**1,312**	**448**	**377**

The item 'annual audit' refers to the auditor's remuneration for the statutory audit. This comprises examination of the annual financial statements, accounting records and administration of the business by the Managing Director and Board, and fees for advice relating to observations made during the audit. 'Other auditing' refers mainly to the auditing of interim reports.

NOTE 10 **PROFIT/LOSS FROM INVESTMENTS IN GROUP COMPANIES**

Parent Company, SEK 000	2017	2016
Anticipated dividends from subsidiaries	56,143	5,740
Total	**56,143**	**5,740**

NOTE 11 **INTEREST AND SIMILAR INCOME**

	Group			Parent
SEK 000	**2017**	**2016**	**2017**	**2016**
Interest	146	106	–	80
Total	**146**	**106**	**–**	**80**

Income from Group companies accounts for – (80) of the Parent Company's interest income.

NOTE 12 INTEREST AND SIMILAR EXPENSE

	Group		Parent	
SEK 000	2017	2016	2017	2016
Interest	-662	-592	-778	-862
Exchange differences, net	-1,180	-1,999	-1,182	-2,024
Total	**-1,842**	**-2,591**	**-1,960**	**-2,886**

Interest to Group companies accounts for 408 (524) of the Parent Company's interest expenses. Operating profit/loss for the year was not affected by exchange differences.

NOTE 13 TAXES

	Group		Parent	
Tax expense for year SEK 000	2017	2016	2017	2016
Current tax	-6,946	-6,380	–	–
Deferred tax	-883	-423	-131	-571
Tax expense for year	**-7,829**	**-6,803**	**-131**	**-571**

RELATIONSHIP BETWEEN TAX EXPENSE FOR THE YEAR AND ACCOUNTING PROFIT

Group SEK 000	2017	2016
Profit/loss before tax	20,487	20,553
Tax based on applicable domestic tax rate in each country	-5,833	-6,339
Tax effect of non-deductible expenses	-336	-226
Tax effect of unrecognised tax loss carryforwards	152	129
Tax effect of prior year adjustments	-1,812	-367
Tax expense for year	**-7,829**	**-6,803**

Parent SEK 000	2017	2016
Profit/loss after financial items	56,568	8,796
Tax based on Swedish tax rate	-12,445	-1,935
Tax effect of non-deductible expenses	-15	-65
Tax effect of non-taxable income	12,351	1,263
Tax effect of prior year adjustments	-22	166
Tax expense for year	**-131**	**-571**

Deferred tax assets

Deferred tax, i.e., the difference between the income tax actually reported in this year's and previous years' income statements (expensed tax) and, on the other hand, the income tax that the Company will eventually be charged in respect of the operations of this and previous financial years (full tax), is as follows:

Group SEK 000	2017	2016
Relating to the carryforward of unused tax losses	8,467	8,960
Relating to temporary differences	1,888	2,235
Total tax value	**10,355**	**11,195**

Temporary difference SEK 000	Opening balance	Change	Closing balance
Endowment insurance	645	118	763
Intangible asset	1,590	-465	1,125
Total	**2,235**	**-347**	**1,888**

A deferred tax asset is recognised in the consolidated balance sheet for unused tax losses to the extent that they can be utilised by reversing untaxed reserves, or if it is highly probable that they can be utilised in the foreseeable future. Total deferred tax assets in Denmark amounted to 1,918 (2,035) and were not recognised. In Denmark, the right to utilise tax loss carryforwards continues indefinitely.

Deferred tax assets in Sweden amounted to 10,355 (11,195), of which 10,355 (11,195) was recognised. 2,986 (3,117) of this amount relates to the Parent Company.

Tax rates are as follows: Sweden 22%, UK 20%, Finland 20%, Denmark 22% and Germany approximately 32%.

NOTE 14 GOODWILL

Group SEK 000	2017	2016
Opening cost	143,020	139,043
Translation differences	2,619	3,977
Closing accumulated cost	**145,639**	**143,020**

Opening impairment	**-124,331**	**-120,539**
Translation differences	-2,483	-3,792
Closing accumulated impairment	**-126,814**	**-124,331**
Closing balance	**18,825**	**18,689**

Goodwill is tested for impairment (including a sensitivity analysis) annually or more frequently if there are indications of impairment. Goodwill is monitored and tested for impairment by management at country level. The countries constitute cash-generating units and their recoverable amounts have been calculated as value in use based on financial budgets approved by the Board. The assessment is based on the 2018 budget and management's net cash flow projections for the next four years based on the most important assumptions, which are income and operating expenses. All assumptions for the five-year forecast are made individually for each cash-generating unit based on its market position and the conditions and development of its market.

The forecasts represent management's assessment and are based on external factors, past experience and market expectations. Estimated annual growth for the five-year forecast is between 2.5% and -5 %. For precautionary reasons, growth has not been estimated for a period beyond five years. Poolia's pre-tax weighted average cost of capital for 2017 was 13.9% (14.4 %). This has been used as the discount rate for determining the recoverable amounts. A sensitivity analysis of the above assumptions has been conducted and indicates that reasonable changes in income, operating expenses or the discount rate would not result in impairment.

The sensitivity analysis shows that if the estimated volume growth over the five years after 2017 were to be half of the Company's estimate at 31 December 2017, this would not result in any impairment. A sensitivity analysis of operating expenses has also been made and indicates that an increase of five percentage points would not result in any impairment. If the revised estimated pre-tax discount rate used to discount cash flows turned out to be five percentage points higher than the Company's estimate, this would not result in any impairment.

The annual goodwill impairment testing did not identify any impairment. The table below shows the carrying amount of goodwill with an indefinite useful life distributed by country.

SEK 000	2017	2016
Poolia Sweden	14,600	14,600
Poolia Germany	4,225	4,089
Total	**18,825**	**18,689**

NOTE 15 OTHER INTANGIBLE ASSETS

CUSTOMER RELATIONSHIPS

Group SEK 000	2017	2016
Opening cost	**3,039**	**3,039**
Acquisitions during the year	–	–
Closing cost	**3,039**	**3,039**
Opening amortisation	**-1,020**	**-416**
Amortisation for the year	-612	-604
Closing accumulated amortisation	**-1,632**	**-1,020**
Carrying amount	**1,407**	**2,019**

OTHER INTANGIBLE ASSETS

Group SEK 000	2017	2016
Opening cost	**33,928**	**31,906**
Acquisitions during the year	3,872	977
Sales/disposals	–	-430
Reclassifications	–	1,475
Closing cost	37,800	33,928
Opening amortisation	**-31,775**	**-28,882**
Sales/disposals	-4	51
Amortisation for the year	-1,322	-1,469
Reclassifications	–	-1,475
Closing accumulated amortisation	**-33,101**	**-31,775**
Carrying amount	**4,699**	**2,153**
Total carrying amount	**6,106**	**4,172**

Parent	2017	2016
Opening cost	**8,504**	**8,001**
Acquisitions during the year	879	503
Sales/disposals	–	–
Closing accumulated cost	**9,383**	**8,504**
Opening amortisation	**-7,743**	**-7,024**
Sales/disposals	–	–
Amortisation for the year	-579	-719
Closing accumulated amortisation	**-8,322**	**-7,743**
Carrying amount	**1,061**	**761**

Website investments were capitalised in 2017. Investments in business support systems were capitalised In 2016.

NOTE 16 PROPERTY, PLANT AND EQUIPMENT

Group SEK 000	2017	2016
Opening cost	**11,388**	**11,340**
Purchases	481	396
Sales/disposals	-483	-471
Translation differences	99	123
Closing accumulated cost	**11,485**	**11,388**
Opening depreciation	**-10,444**	**-9,662**
Sales/disposals	483	909
Depreciation for the year	-700	-1,582
Translation differences	-41	-109
Closing accumulated depreciation	**-10,702**	**-10,444**
Carrying amount	**783**	**944**

Parent	2017	2016
Opening cost	**341**	**341**
Sales/disposals	–	–
Closing accumulated cost	**341**	**341**
Opening depreciation	**-341**	**-341**
Depreciation for the year	–	–
Closing accumulated depreciation	**-341**	**-341**
Carrying amount	**0**	**0**

NOTE 17 INVESTMENTS IN GROUP COMPANIES

SHARES IN SWEDISH SUBSIDIARIES	SIZE		VALUE	
	No. of shares	Share of equity %	Nom. value	Carrying amount
Poolia Sverige AB CRN 556426-7655, Stockholm	1,000,000	100	TSEK 100	14,164
Poolia Ekonomi AB CRN 556363-8039, Stockholm	1,000	100	-	-
Poolia IT AB CRN 556447-9581, Stockholm	1,000	100	-	-
Poolia Office Professionals AB CRN 556532-4240, Stockholm	1,000	100	-	-
Poolia Sälj & Marknad AB CRN 556532-5221, Stockholm	1,000	100	-	-
Poolia Life Science & Engineering AB CRN 556532-4232, Stockholm	1,000	100	-	-
Poolia Väst AB CRN 556399-9621, Stockholm	1,000	100	-	-
Poolia Syd AB CRN 56417-7581, Stockholm	1,000	100	-	-
Poolia Juridik AB CRN 556420-3841, Stockholm	1,000	100	-	-
Poolia Jönköping AB CRN 556557-4067, Jönköping	1,000	100	-	-
Poolia Umeå AB CRN 556501-9246, Stockholm	1,000	100	-	-
Poolia Örebro AB CRN 556889-7473, Stockholm	500	100	-	-
Poolia Linköping AB CRN 556889-7622, Stockholm	500	100	-	-
Poolia Sundsvall AB CRN 556889-7614, Stockholm	500	100	-	-
Poolia Uppsala AB CRN 556584-1748, Stockholm	1,000	100	-	-
Poolia Gävle AB CRN 556599-5999, Stockholm	1,000	100	-	-
Poolia Rekrytering AB CRN 556558-8141, Stockholm	1,000	100	-	-
Poolia Malmö AB CRN 556801-5035, Stockholm	1,200	100	-	-
Studentkraft Partnerbolag AB CRN 556830-9917, Stockholm	500	100	-	-
Poolia Executive Search AB CRN 556573-6336, Stockholm	1,000	91	91	91
SHARES IN SWEDISH SUBSIDIARIES				
Poolia Suomi OY CRN 1614293-5, Helsinki	140,000	100	TEUR 118	3,410
Poolia IT OY CRN 2774648-6, Helsinki	1,000	100	TEUR 2.5	-
Poolia Danmark A/S CRN 25507835, Copenhagen	902	100	TDKK 902	700
Poolia Deutschland GmbH CRN HRB 56837, Düsseldorf	-	100	-	5,223
Total				**23,588**

NOTE 18 TRADE RECEIVABLES

Group SEK 000	2017	2016
Trade receivables, gross	113,838	115,473
Opening provision for doubtful debts	-64	-144
Provisions for the period	-8	-103
Actual losses	28	-
Reversal of provisions	36	189
Translation differences	-	-6
Closing provision for doubtful debts	-8	-64
Trade receivables, net	**113,830**	**115,409**

Past due but not considered doubtful	2017	2016
1–30 days	4,315	3,883
31-90 days	897	623
91-180 days	186	153
>180 days	0	352
Total	**5,398**	**5,011**

All reported amounts are expected to be paid.

NOTE 19 PREPAYMENTS AND ACCRUED INCOME

	Group		Parent	
SEK 000	2017	2016	2017	2016
Accrued fee income	41,830	43,668	-	-
Other prepayments and accrued income	9,444	7,945	75	135
Total	**51,274**	**51,613**	**75**	**135**

NOTE 20 SHARE CAPITAL

	A shares	B shares	Total
1 January 2016	4,023,815	13,098,181	17,121,996
31 December 2016	4,023,815	13,098,181	17,121,996
31 December 2017	4,023,815	13,098,181	17,121,996

Class A shares carry entitlement to one vote and class B shares to 1/5 vote. The par value is SEK 0.20 per share. There were no share-based incentive schemes in 2017 and 2016.

Capital management

Capital refers to equity. The Group's objective for capital management is to safeguard the Group's status as a going concern and its freedom of action and to ensure that shareholders continue to receive a return on their investments.

In order to maintain and adapt the capital structure, the Group may distribute funds, increase equity by issuing new shares or capital contributions, repurchase shares or reduce

or increase its liabilities. According to the Group's dividend policy, the aim is that the dividend will normally exceed 50% of net profit after tax. The statement of changes in equity shows the different components of equity and the changes during the period.

NOTE 21 EARNINGS PER SHARE

SEK 000	2017	2016
Profit/loss for the year	13,120	11,692
Profit/loss for the year attributable to shareholders of the Parent	13,120	11,692
Average number of shares, 000	17,122	17,122
Average number of shares, diluted, 000	17,122	17,122
Earnings per share, SEK	0.77	0.68
Diluted earnings per share, SEK	0.77	0.68
Proposed/paid dividend per share, SEK	0.60	0.60
Proposed/paid dividend, SEK	10,273,198	10,273,198

NOTE 22 LIABILITIES TO CREDIT INSTITUTIONS

Group transactions with one and the same bank/lender are offset in the consolidated balance sheet. The Parent Company's credit balances and credit utilisation are recognised in the Parent Company's financial statements. The Group's Swedish business has an overdraft facility of 40,000 (40,000), and 20,441 (14,163) of this amount has been utilised.

NOTE 23 ACCRUALS AND DEFERRED INCOME

	Group		Parent	
SEK 000	2017	2016	2017	2016
Holiday pay liability	26,133	28,165	140	47
Personnel-related taxes and contributions	8,283	8,284	365	506
Accrued salaries	33,577	39,099	1,030	237
Other accruals and deferred income	7,278	8,368	1,593	1,483
Total	**75,271**	**83,916**	**3,128**	**2,273**

NOTE 24 FINANCIAL ASSETS AND LIABILITIES

CARRYING AMOUNT OF EACH CLASS OF FINANCIAL INSTRUMENT

	Group		Parent	
Loans and receivables	**2017**	**2016**	**2017**	**2016**
Cash and cash equivalents	42,836	36,631	-	-
Trade receivables	113,830	115,409	-	-
Receivables from Group companies	-	-	59,162	51,636
Accrued fee income	41,830	43,668	-	-
Total	**198,496**	**195,708**	**59,162**	**51,636**

Financial liabilities measured at amortised cost				
Trade payables	24,232	16,538	261	289
Liabilities to Group companies	-	-	722	44,623
Liabilities to credit institutions	20,441	14,163	20,441	14,163
Total	**44,673**	**30,701**	**21,424**	**59,075**

Because all financial assets and liabilities are of a short-term nature, their carrying amount represents a good approximation of their fair value, unless otherwise stated in the notes.

	Group		Parent	
Maturity analysis	**2017**	**2016**	**2017**	**2016**
ASSETS				
Cash and cash equivalents				
1–30 days	42,836	36,631	-	-
Trade receivables				
1–30 days	90,217	95,247	-	-
31-90 days	23,613	20,162	-	-
Total	**113,830**	**115,409**	-	-
Receivables from Group companies				
1–30 days	-	-	59,162	51,636
Accrued fee income				
1–30 days	7,443	7,770	-	-
31-90 days	34,387	35,898	-	-
Total	**41,830**	**43,668**	-	-
Financial assets	**198,496**	**195,708**	**59,162**	**51,636**

Maturity analysis	Group 2017	Group 2016	Parent 2017	Parent 2016
LIABILITIES				
Trade payables				
1–30 days	24,232	16,538	261	289
Liabilities to Group companies				
1–30 days	-	-	722	44,623
Liabilities to credit institutions				
1–30 days	20,441	14,163	20,441	14,163
Financial liabilities	**44,673**	**30,701**	**21,424**	**59,075**

NOTE 25 PROFIT/LOSS FROM DISCONTINUED OPERATIONS

The UK operations were divested on 28 February 2014 and are reported under discontinued operations. Operating profit for 2016 and 2017 includes costs of ongoing administration during the closure process for the UK companies. The two companies were dissolved on 26 September 2017.

POOLIA UK

SEK 000	2017	2016
Operating expenses		
Other expenses	-626	-765
Operating profit	**-626**	**-765**
Profit/loss from financial investments		
Interest and similar expense	-	-150
Profit/loss before tax	-626	-915
Tax on profit/loss for the year	1,088	-1,143
Profit/loss for the year	**462**	**-2,058**
Other comprehensive income		
Translation differences	-	1,396
Comprehensive income for the year	**462**	**-662**
Balance sheet		
Assets held for sale	-	-
Liabilities held for sale	-	-

POOLIA UK

Cash flow from discontinued operations	2017	2016
Cash flow from operating activities	-	-765
Cash flow from financing activities	-	-
Cash flow for the year	-	-765

NOTE 26 CASH FLOW STATEMENT

Cash and cash equivalents, SEK 000	Group 2017	Group 2016	Parent 2017	Parent 2016
Cash and bank balances	42,836	36,631	-	-
	42,836	**36,631**	**-**	**-**

Group	Closing balance 2016	Cash flow from financing activities	Closing balance 2017
Current liabilities to credit institutions	14,163	6,278	20,441

Parent	Closing balance 2016	Cash flow from financing activities	Closing balance 2017
Current liabilities to credit institutions	14,163	6,278	20,441

Disclosure of interest paid

- The Group's interest received during the year was 146 (106).
- The Group's interest paid during the year was 199 (636).
- The Parent Company's interest received during the year was – (–).
- The Parent Company's interest paid during the year was 566 (344).

NOTE 27 RELATED PARTY TRANSACTIONS

Poolia has certain partnership agreements and commercial transactions with Uniflex AB. Poolia's Chairman of the Board and largest shareholder, Björn Örås, is also Chairman and largest shareholder of that company. In 2017, Poolia invoiced Uniflex AB SEK - (-) million for services rendered. Poolia's purchases from Uniflex AB 2017, which were not exclusively related to re-invoicing, amounted to SEK - (-) million. At 31 December 2017, Poolia's liabilities to Uniflex AB were SEK 6.1 (4.7) million, primarily attributable to services for which re-invoicing was conducted on behalf of clients. Poolia's receivables from Uniflex AB at 31 December 2017 were SEK 0.1 (-) million. No loss provision was required in 2017 or 2016 for Poolia's receivables from related companies or persons.

NOTE 28 **PLEDGED ASSETS AND CONTINGENT LIABILITIES**

GROUP

Pledged assets, SEK 000	2017	2016
Investments in Group companies	18,455	17,441
Pledged endowment insurance for former CEO, see note 8	1,431	1,431
Total pledged assets	**19,886**	**18,872**

Contingent liabilities		
Bank guarantee, rent	182	1,435
Total contingent liabilities	**182**	**1,435**
Total pledged assets and contingent liabilities	**20,068**	**20,307**

PARENT COMPANY

Pledged assets, SEK 000	2017	2016
Investments in Group companies	14,164	14,164
Endowment insurance for former CEO, see note 8	1,431	1,431
Total pledged assets	**15,595**	**15,595**

Contingent liabilities		
Total contingent liabilities	-	-
Total pledged assets and contingent liabilities	**15,595**	**15,595**

NOTE 29 **LEASES**

The Group holds cars and computers under leases. Agreed lease payments under these contracts are 2,590 (3,767), of which 1,454 (1,377) relates to 2018, while the remainder relates to 2019 and 2020. The leases are all operating leases. The year's lease payments for computers and cars amounted to 1,521 (2,070). The Group also leases premises with contracted annual rents of 17,490 (14,470). Most of these lease agreements were commenced between 2012 and 2017 and remain in force for 1-6 years.

SEK 000	Group	Parent
Within 1 year	18,531	13,443
1-5 years	25,310	18,053
After 5 years	-	-
Total	**43,841**	**31,496**

NOTE 30 **PROPOSED DISTRIBUTION OF THE COMPANY'S PROFITS**

PROPOSED DISTRIBUTION OF PROFITS

The following amounts (in SEK) are at the disposal of the AGM	
Retained earnings	3,647,378
Profit/loss for the year	56,437,123
	60,084,501

The Board proposes that the profits be distributed as follows:	
Payment to shareholders	10,273,198
Carried forward	49,811,303
	60,084,501

NOTE 31 **EVENTS AFTER THE REPORTING PERIOD**

On 19 February 2018, Managing Director and CEO Morten Werner informed the Board of his intention to leave Poolia during 2018, but no later than the end of the year. The process of appointing his successor is in progress.

DECLARATION BY THE BOARD

The Board of Directors and the Managing Director hereby certify that the annual accounts have been prepared in accordance with the Annual Accounts Act and RFR 2 and provide a true and fair view of the Company's financial position and financial performance, and that the Board of Directors' Report provides a true and fair view of the Company's operations, financial position and financial performance and describes material risks and uncertainties faced by the Company.

The Board of Directors and the Managing Director hereby certify that the consolidated financial statements have been prepared in accordance with the Annual Accounts Act and International Financial Reporting Standards (IFRS) as adopted by the EU, and provide a true and fair view of the Group's financial position and financial performance, and that the Board of Directors' Report for the Group provides a true and fair view of the Group's operations, financial position and financial performance and describes material risks and uncertainties faced by the Group's companies.

Stockholm, 4 April 2018

Björn Örås
Chairman of the Board

Lennart Pihl
Board member

Marika Skärvik
Board member

Dag Sundström
Board member

Anna Söderblom
Board member

Morten Werner
CEO

Our audit report was submitted on 4 April 2018

Deloitte AB

Daniel de Paula
Authorised Public Accountant

AUDIT REPORT

TO THE ANNUAL GENERAL MEETING OF POOLIA AB (PUBL)
CORPORATE IDENTITY NUMBER 556447-9912

Report on the annual accounts and consolidated accounts

Opinions

We have audited the annual accounts and consolidated accounts of Poolia AB (publ) for the financial year 1 January 2017 to 31 December 2017, with the exception of the corporate governance report on pages 26-31. The Company's annual accounts and consolidated accounts are included in this document on pages 20-25 and 35-58.

In our opinion, the annual accounts have been prepared in accordance with the Annual Accounts Act and present fairly, in all material respects, the financial position of the parent company at 31 December 2017 and its financial performance and cash flow for the year then ended. The consolidated accounts have been prepared in accordance with the Annual Accounts Act and present fairly, in all material respects, the financial position of the Group at 31 December 2017 and its financial performance and cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRS), as adopted by the EU, and the Annual Accounts Act. Our opinions do not cover the corporate governance report on pages 26-31. The statutory administration report is consistent with the other parts of the annual accounts and consolidated accounts.

We therefore recommend that the general meeting of shareholders adopt the income statement and balance sheet for the Parent Company and the Group.

Our opinions in this report on the annual accounts and consolidated accounts are consistent with the content of the additional report that has been submitted to the Parent Company's Board, pursuant to Article 11 of Regulation (EU) No. 537/2014 on the Statutory Audit of Public-Interest Entities.

Basis for opinions

We conducted the audit in accordance with International Standards on Auditing (ISA) and generally accepted auditing standards in Sweden. Our responsibilities under those standards are further described in the Auditor's Responsibilities section. We are independent of the Parent Company and the Group in accordance with professional ethics for accountants in Sweden and have otherwise fulfilled our ethical responsibilities in accordance with these requirements. This means that, to the best of our knowledge, no prohibited services listed in article 5.1 of Regulation (EU) No. 537/2014 on the Statutory Audit of Public-Interest Entities have been provided to the audited company, or where appropriate, to its parent undertaking and to its controlled undertakings within the European Union.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinions.

Key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the annual accounts and consolidated accounts of the current period. These matters were addressed in the context of our audit of the annual accounts and consolidated accounts as a whole, and in forming our opinion thereon, but we do not provide a separate opinion on these matters.

Revenue recognition

The Group's reported revenue at 31 December 2017 is SEK 771.5 million and includes sales of services in temporary staffing and permanent placement. Revenue is recognised in the accounting period in which the services are rendered. It is our assessment that completeness and recognition of revenue has a material impact on the financial reporting.

Revenue recognition is based on information from the Company's time ledger that records hours worked. The process of calculating accrued revenue is performed on a monthly basis and includes manual elements. Hence there is a risk of errors unless appropriate control activities are in place to manage the risk. Furthermore, the accounting information is derived from system-generated data that may contain errors regarding prices and other relevant terms if there are weaknesses in the controls that handle input and maintenance of data.

For further information on accounting policies for revenue recognition, see note 2 and for additional disclosures, see note 6.

As part of our audit of revenue recognition, we have performed a number of audit procedures, for which the main audit steps are as follows:

- We have obtained an understanding of significant transaction flows and critical business systems, and have evaluated whether the Company's key controls for managing the risk of errors in financial reporting are appropriately designed and implemented.
- We have audited the Company's procedures for revenue recognition with a focus on (1) ensuring the input of data, (2) the completeness and accuracy of data transfer or extraction from the system, and (3) review of the accounting documents and reconciliation against subsequent billing.
- We have performed an analytical review of reported revenue and margins in order to identify significant fluctuations for further investigation.
- We have examined a sample of individual revenue transactions to verify that they have been priced according to current client contracts and that revenue has been recognised in the period in which the Company fulfilled its commitment.
- We have examined whether the information disclosed in the Annual Report is consistent with the requirements of the Annual Accounts Act and IFRS.

Accounting for staff costs

The Group's reported staff costs at 31 December 2017 amount to SEK 688.8 million and consist largely of costs relating to temporary staffing. Temporary staffing costs are recognised in the accounting period in which the services are rendered. It is our assessment that completeness and allocation of staff costs has a material impact on the financial statements.

Temporary staffing costs are calculated based on time reported. Provisions for accrued staff costs are partly based on standardised amount calculations. For further information on accounting policies for reporting staff costs, see note 2 and for additional disclosures, see note 8.

As part of our audit of staff costs, we have performed a number of audit procedures, for which the main audit steps are as follows:

- We have obtained an understanding of significant transaction flows and critical business systems, and have evaluated whether the Company's key controls for managing the risk of errors in financial reporting are appropriately designed and implemented.
- We have examined the procedures for reporting of staff costs with a focus on (1) ensuring the input of data into systems, (2) the completeness and accuracy of the data transfer or extraction from the system, (3) examination of the accounting documents and reconciliation against payments and the approval processes and controls associated with reported hours worked and payroll disbursements.
- We have performed an analytical review of the period's staff costs compared with prior periods, taking into account the change in the number of full-time employees and wage index in order to identify significant fluctuations for further investigation.
- We have examined whether the information disclosed in the Annual Report is consistent with the requirements of the Annual Accounts Act and IFRS.

Valuation of goodwill

The Group's reported goodwill at 31 December 2017 was SEK 18.8 million. Goodwill has been recognised in the balance sheet as a result of acquisitions at values exceeding the acquired businesses' net assets at the acquisition date. Our assessment is that goodwill measurement is an important area of financial reporting, given that there is a risk that the valuation cannot be justified and that the valuation of goodwill is based on a high degree of judgement, such as future cash flows.

For further information on accounting policies for goodwill, see note 2 and for additional disclosures, see note 14.

As part of our goodwill audit, we have performed a number of audit procedures, for which the main audit steps are as follows:

- We have evaluated whether the valuation models used by management to calculate the value of the cash-generating units comply with the requirements of IAS 36 Impairment of Assets.
- We have analysed the forecast cash flows used in the models to determine whether they are reasonable in terms of the Company's expected future development in each cash-generating unit.
- We have validated the assumptions used to calculate the discount rate.
- We have conducted sensitivity analyses of key assumptions, including sales growth and operating expenses.
- We have examined whether the information disclosed in the Annual Report is consistent with the requirements of the Annual Accounts Act and IFRS.

Valuation of deferred tax

The Group's reported deferred tax assets at 31 December 2017 were SEK 10.3 million. Our assessment is that the measurement of deferred tax assets is an important area of financial reporting, given that the measurement is based on a high degree of judgement in terms of the possibility of utilising loss carryforwards against future profits.

For further information on accounting policies for deferred tax assets relating to utilised loss carryforwards, see note 2 and for additional disclosures, see note 13.

As part of our audit of deferred tax, we have performed a number of audit procedures, for which the main audit steps are as follows:

- We have checked that disclosures on loss carryforwards are consistent with the tax return and tax calculations.
- We have been provided with the budget for 2018 and business plans for subsequent periods, and have evaluated the Company's assessment regarding the reasonableness of significant assumptions used in the reporting of deferred tax relating to loss carryforwards.
- We have examined whether the information disclosed in the Annual Report is consistent with the requirements of the Annual Accounts Act and IFRS.

Information other than the annual accounts and consolidated accounts
This document also contains information other than the annual accounts and consolidated accounts, which is presented on pages 2-19 and 32-34. The Board of Directors and the Managing Director are responsible for this other information.

Our opinion on the annual accounts and consolidated accounts does not cover this other information and we do not express any form of assurance or conclusion regarding this other information.

In connection with our audit of the annual accounts and consolidated accounts, our responsibility is to read the information identified above and consider whether the information is materially inconsistent with the annual accounts and consolidated accounts. In this procedure, we also take into account our knowledge otherwise obtained in the audit and assess whether the information appears to be materially misstated.

If, based on the work performed concerning this information, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibility of the Board of Directors and the Managing Director
The Board of Directors and the Managing Director are responsible for the preparation of the annual accounts and consolidated accounts and for ensuring that they give a fair presentation in accordance with the Annual Accounts Act and, concerning the consolidated accounts, in accordance with IFRS as adopted by the EU. The Board of Directors and the Managing Director are also responsible for such internal control as they determine is necessary to enable the preparation of annual accounts and consolidated accounts that are free from material misstatement, whether due to fraud or error.

In preparing the annual accounts and consolidated accounts, the Board of Directors and the Managing Director are responsible for the assessment of the Company's and the Group's ability to continue as a going concern. They disclose, as applicable, matters related to the going concern and use of the going concern basis of accounting. The going concern basis of accounting is, however, not applied if the Board of Directors and the Managing Director intend to liquidate the Company, cease operations, or have no realistic alternative but to do so.

Auditor's responsibility
Our objectives are to obtain reasonable assurance about whether the annual accounts and consolidated accounts as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinions. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs and generally accepted auditing standards in Sweden will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these annual accounts and consolidated accounts.

A further description of our responsibility for the audit of the annual accounts and consolidated accounts can be found on the Swedish Inspectorate of Auditors website: www.revisorsinspektionen.se/revisornsansvar. This description is part of the audit report.

Report on other legal and regulatory requirements

Opinions
In addition to our audit of the annual accounts and consolidated accounts, we have also audited the administration of the Board of Directors and the Managing Director of Poolia AB (publ) for the financial year 1 January 2017 to 31 December 2017 and the proposed appropriations of the Company's profit or loss.

We recommend to the general meeting that the profit be appropriated in accordance with the proposal in the statutory administration report and that the members of the Board of Directors and the Managing Director be discharged from liability for the financial year.

Basis for opinions
We conducted the audit in accordance with generally accepted auditing standards in Sweden. Our responsibilities in this regard are further described in the Auditor's Responsibilities section. We are independent of the Parent Company and the Group in accordance with professional ethics for accountants in Sweden and have otherwise fulfilled our ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinions.

Responsibility of the Board of Directors and the Managing Director
The Board is responsible for the proposal concerning appropriations of the Company's profit or loss. Proposing a dividend includes an assessment of whether the dividend is justifiable considering the requirements that the nature, scope and risks of the Company's and the Group's operations place on the size of the Parent Company's and the Group's equity, consolidation requirements, liquidity and position in general.

The Board of Directors is responsible for the Company's organisation and the administration of its affairs. This includes, among other things, continuous assessment of the Company's financial situation and ensuring that the Company's organisation is designed so that accounting, management of assets and the Company's financial affairs are otherwise controlled in a reassuring manner. The Managing Director shall manage the ongoing administration according to the Board of Directors' guidelines and instructions, and, among other matters, shall take measures that are necessary to handle the Company's accounting in accordance with law and to conduct the management of assets in a reassuring manner.

Auditor's responsibility

Our objective for the audit of the administration, and therefore our opinion regarding discharge from liability, is to obtain audit evidence to assess with a reasonable degree of assurance whether any member of the Board of Directors or the Managing Director in any material respect has:

- undertaken any action or been guilty of any omission which could give rise to liability to the Company; or
- in any other way acted in contravention of the Companies Act, the Annual Accounts Act or the Articles of Association.

Our objective for the audit of the proposed appropriations of the Company's profit or loss, and therefore our opinion regarding same, is to assess with a reasonable degree of assurance whether the proposal is in accordance with the Companies Act.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with generally accepted auditing standards in Sweden will always detect actions or omissions that can give rise to liability to the Company, or that the proposed appropriations of the Company's profit or loss are not in accordance with the Companies Act.

A further description of our responsibility for the audit of the administration can be found on the Swedish Inspectorate of Auditors website: www.revisorsinspektionen.se/revisornsansvar. This description is part of the audit report.

Auditor's review of the Corporate Governance Report

The Board is responsible for the Corporate Governance Report on pages 26-31 and for ensuring it is prepared in accordance with the Swedish Annual Accounts Act.

Our review was conducted in accordance with FAR's statement RevU 16 Auditor's Review of the Corporate Governance Report. This means that our review of the Corporate Governance Report has another focus and is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and generally accepted auditing practices in Sweden. We believe that the examination has provided us with sufficient basis for our opinion.

A corporate governance report has been prepared. Disclosures required under Chapter 6, Section 6 (2-6) of the Annual Accounts Act and Chapter 7 , Section 31 (2) of the same Act are consistent with other parts of the annual accounts and consolidated accounts and are in accordance with the Annual Accounts Act.

Deloitte AB was appointed the auditor for Poolia AB (pub) at the Annual General Meeting on 3 May 2017 and has been the Company's auditor since 2003.

Stockholm, 4 April 2018

Deloitte AB

Daniel de Paula
Authorised Public Accountant

DEFINITIONS

In the annual report, Poolia presents certain alternative performance measures (APM) that are not defined under IFRS. Poolia has chosen to present the Company's alternative performance measures as a separate appendix, in accordance with the guidelines of the European Securities and Markets Authority (ESMA). The appendix is published on www.poolia.com.

KEY RATIOS DEFINED UNDER IFRS

Earnings per share
Profit/loss after tax for the period divided by the average number of shares.

KEY RATIOS NOT DEFINED UNDER IFRS

Growth
Increase in operating income compared with the same period the previous year, expressed as a percentage.

Risk-bearing capital
Equity, including non-controlling interests and provisions for taxes, as a percentage of total assets.

Return on equity
Profit/loss after tax divided by average equity.

Return on capital employed
Profit/loss before tax plus finance costs divided by average capital employed.

Return on total assets
Profit/loss before tax plus finance costs divided by average total assets.

Equity per share
Equity divided by the number of shares outstanding.

Revenue per employee
Operating income divided by the average number of FTEs.

P/E ratio
Share price on the closing date divided by earnings per share.

Operating margin
Operating profit as a percentage of operating income.

Equity/assets ratio
Equity, including non-controlling interests, as a percentage of total assets.

Capital employed
Total assets less non-interest-bearing liabilities, including provisions for taxes.

Profit margin
Profit before tax as a percentage of operating income.

Operating profit
Operating income less operating expenses.

OPERATIONAL MEASURES

Number of FTEs, average
The total number of hours worked during the year divided by the normal number of working hours for a full-time employee.

ADDRESSES

HEAD OFFICE

POOLIA AB

POOLIA STOCKHOLM

Kungsgatan 57 A
Box 207
SE-101 24 Stockholm
Tel: 08-555 650 00
Fax: 08-555 650 01
info@poolia.se

SWEDEN

POOLIA GOTHENBURG

Kungsgatan 42
SE-411 15 Gothenburg
Tel: + 46 (0)31-743 20 00
info@poolia.se

POOLIA JÖNKÖPING

Norra Strandgatan 4
SE-553 20 Jönköping
Tel: + 46 (0)36-17 32 60
info@poolia.se

POOLIA LINKÖPING

Platensgatan 8
SE-582 20 Linköping
Tel: + 46 (0)13-36 86 50
info@poolia.se

POOLIA MALMÖ

Gustav Adolfs Torg 12
SE-211 39 Malmö
Tel: + 46 (0)40-661 25 00
info@poolia.se

POOLIA UMEÅ

Storgatan 43
903 26 Umeå
Tel: 090-16 05 30
info@poolia.se

POOLIA UPPSALA

Kungsängsgatan 5B
753 22 Uppsala
Tel: + 46 (0)18-16 93 60
info@poolia.se

POOLIA ÖREBRO

Rudbecksgatan 7
SE-0702 11 Örebro
Tel: + 46 (0)19-766 37 00
info@poolia.se

FINLAND

POOLIA HELSINKI

Kalevankatu 6
FI-00100 Helsinki
Tel: +358 207 290 830
info@poolia.fi

GERMANY

POOLIA DÜSSELDORF

Graf-Adolf-Straße 70
DE-40210 Düsseldorf
Tel: +49 211 936 56 40
duesseldorf@poolia.de

POOLIA FRANKFURT

Stresemannallee 30
DE-60596 Frankfurt
Tel: +49 692 193 090
frankfurt@poolia.de

POOLIA HAMBURG

Mönckebergstraße 5
DE-20095 Hamburg
Tel: +49 403 231 07 90
hamburg@poolia.de

POOLIA HANOVER

Grupenstrasse 2
DE-30159 Hannover
Tel: +49 511 763 57 90
hannover@poolia.de

POOLIA COLOGNE

Breite Straße 100
DE-50667 Cologne
Tel: +49 221 277 94 50
koeln@poolia.de

POOLIA MANNHEIM

N2, 4
DE-68161 Mannheim
Tel: +49 621 150 32 90
mannheim@poolia.de

POOLIA MUNICH

Schleissheimer Strasse 141
DE-80797 München
Tel: +49 892 4294 80
muenchen@poolia.de

POOLIA STUTTGART

Wilhelmsplatz 11
DE-70182 Stuttgart
Tel: +49 711 213 92 40
stuttgart@poolia.de

POOLIA

INTERIM REPORT 1 JANUARY – 31 MARCH 2017

Quarterly period January-March

Reported revenue, earnings, cash flow and financial ratios relate to continuing operations, and do not include Poolia UK.

- Poolia's revenue amounted to SEK 199.6 (200.3) million.
- Operating profit amounted to SEK 7.4 (0.4) million, with an operating margin of 3.7% (0.2%).
- Profit before tax was SEK 7.4 (0.4) million.
- Profit after tax was SEK 5.1 (0.0) million.
- Earnings per share amounted to SEK 0.30 (0.00).
- Cash flow from operations for the quarter was SEK 8.6 (-11.4) million.

Discontinued operations

Poolia's UK operations were divested on 28 February 2014. The only costs remaining in the companies are administrative expenses and a tax provision for the gain on the sale of the operations.

- Profit/loss from discontinued operations for the first quarter was SEK 0.0 (-1.4) million.
- Cash flow from discontinued operations for the quarter was SEK 0.0 (-0.0) million.

From the CEO – Better profitability but growth is taking its time

Poolia's total revenue of approx. SEK 200 million for the first quarter was largely unchanged from the level for the same period in 2016. We are still experiencing strong demand for both temporary staffing and permanent placement services in Sweden and Germany, where Poolia continues to win contracts. We do not participate in quotation situations where we consider the prices too low to achieve good profitability. Our new public sector clients include Karolinska Institutet, Mälarenergi and Lidingö Municipality. Examples of private sector clients are Tuifly Nordic, Danone, Skruf Snus and Com Hem.

However, the lack of candidates, particularly in staffing, affects our ability to grow. In the current economic situation, highly-qualified young graduates tend to choose a permanent contract with a traditional employer rather than a career as a temp. As a consequence, Poolia Sweden's revenue fell by SEK 7.8 million to SEK 137.3 million in the first quarter, corresponding to a decline of 5.4% compared with the same quarter the previous year. It is pleasing to note the strong performance in our German operations, with revenue increasing by 18.3% to SEK 52.0 (44.0) million during the quarter. Revenue for the Finnish operations amounted to SEK 10.3 million during the quarter, a decline of SEK 1.0 million or 8.7%. Despite the decline, it is clear that Finland's economy is now emerging from its long recession, and we are seeing increased demand for our services.

The Swedish business was responsible for 68.8% (72.4%) of the Group's revenue in the first quarter, while the German business increased to 26.1% (22.0%) and the Finnish business accounted for 5.2% (5.6%).

Poolia delivered an operating profit of SEK 7.4 million, which is an increase of SEK 7.0 million from the same quarter in 2016 and the highest first quarter operating profit since 2011. The operating margin of 3.7% is Poolia's highest first quarter operating margin since 2009. In Sweden, operating profit for the quarter amounted to SEK 1.6 (-2.9) million, with an operating margin of 1.2% (-2.0%). The operating margin for the German business increased strongly to 10.6% (7.6%) during the period. In Finland too, the operating margin improved significantly to 2.9% (0.0%).

Cash flow from operations for the period was SEK 8.6 (-11.4) million and was primarily attributable to a decline in current receivables. The Group's liquidity and financial position are good.

I continue to have a very positive view of Poolia's future. We are continuing to develop our marketing and sales tools to grow and become more efficient. We are working with focus and purpose to become an even more attractive employer for temps.

Poolia is well equipped to continue its journey towards growth with increasing profitability. Poolia's long-term goals and strategies stand firm.

Morten Werner
Managing Director and CEO

Business concept

Poolia's business concept is to provide companies and organisations with the skills that meet their temporary or permanent needs for qualified professionals.

Poolia Quality

Poolia's business is the temporary staffing and permanent placement of qualified professionals. We specialise in the areas of Finance & Accounting, IT, Office Support, Human Resources, Sales & Marketing, Life Science & Engineering, Legal and Executive Search. This specialisation focuses our expertise and sharpens our knowledge of our clients' business operations. We understand our clients' staffing needs, and we have the processes and tests in place to ensure the client gets the right person. Our experience, specialisation, commitment, and working methods combine to create the quality that gives our clients a crucial advantage: employees who not only perform, but also contribute. This is what we call Poolia Quality.

Market conditions

Demand for temporary staffing and permanent placement services in Sweden and Germany is strong. Finland's GDP is now back in positive figures and is expected to grow by over one percent in 2017. We are experiencing increased demand for our services. The purchasing managers' index for services in Sweden was at a historically high level of about 60.0 during the quarter. This is an indication that demand in the economy is likely to remain at a high level in the coming quarters. We maintain our positive view of the long-term outlook for the staffing industry.

JANUARY – MARCH
GROUP

Revenue

The Group's revenue for continuing operations declined by 0.4% to SEK 199.6 (200.3) million. Currency effects had a positive impact of 0.7% (negative 0.2%) on revenue. Temporary staffing is the largest service area. Permanent placement's share of revenue increased from 11% to 13%.

Earnings

Operating profit amounted to SEK 7.4 (0.4) million, with an operating margin of 3.7% (0.2%). The Group's net financial items amounted to SEK 0.0 (0.0) million. Profit before tax was SEK 7.4 (0.4) million. The Group's tax was SEK -2.3 (-0.4) million.


SEK millions
%
250,0
200,0
150,0
100,0
50,0
0,0
20,0
15,0
10,0
5,0
0,0
- 5,0
- 10,0
Apr-Jun 2015
Jul-Sep 2015
Oct-Dec 2015
Jan-Mar 2016
Apr-Jun 2016
Jul-Sep 2016
Oct-Dec 2016
Jan-Mar 2017
Consolidated revenue
Growth in local exchange rate, %


SEK millions
%
10,0
9,0
8,0
7,0
6,0
5,0
4,0
3,0
2,0
1,0
0,0
5,0
4,5
4,0
3,5
3,0
2,5
2,0
1,5
1,0
0,5
0,0
Apr-Jun 2015
Jul-Sep 2015
Oct-Dec 2015
Jan-Mar 2016
Apr-Jun 2016
Jul-Sep 2016
Oct-Dec 2016
Jan-Mar 2017
Consolidated operating profit
Operating margin

Poolia's segments during the quarter



POOLIA SWEDEN



Share of group revenue in the quarter
Poolia Sweden
68,8%

Revenue

Poolia Sweden's revenue amounted to SEK 137.3 (145.0) million, a decline of 5.4% compared with the same period the previous year.
Permanent placement's share of revenue was 14% (12%) during the quarter.

Earnings

Poolia Sweden's operating profit was SEK 1.6 (-2.9) million. The operating margin was 1.2% (-2.0%).

The first and fourth quarters are normally the best quarters of the year in our industry. As in recent quarters, the Swedish operations, are experiencing high demand for both temporary staffing and permanent placement services, with the latter also showing good growth.

Temporary staffing operations are being adversely affected by a lack of candidates combined with an increasing tendency for clients to employ Poolia's temps.



SEK millions
160
140
120
100
80
60
40
20
0
4%
2%
0%
-2%
-4%
Apr-Jun 2015
Jul-Sep 2015
Oct-Dec 2015
Jan-Mar 2016
Apr-Jun 2016
Jul-Sept 2016
Oct-Dec 2016
Jan-Mar 2017
Operating revenue
Operating margin



POOLIA GERMANY



Share of group revenue in the quarter
Poolia Germany
26,0%

Revenue

Poolia Germany's revenue amounted to SEK 52.0 (44.0) million, an increase of 18.3%. Currency effects had a positive impact of 2.4% (negative 0.6%) on revenue during the quarter. Revenue was also affected by the fact that there were 8% more working days than in the same period the previous year. Permanent placement's share of revenue declined from 12% to 10%,

Earnings

Poolia Germany's operating profit was SEK 5.5 (3.3) million. The operating margin was 10.6% (7.6%).

Poolia Germany had a good first quarter of 2017. Both the temporary staffing and permanent placement operations continue to perform well.

The office in Stuttgart, which opened in Q3 2016, is growing well and developing according to plan.



SEK millions
60
50
40
30
20
10
0
16%
12%
8%
4%
0%
Apr-Jun 2015
Jul-Sep 2015
Oct-Dec 2015
Jan-Mar 2016
Apr-Jun 2016
Jul-Sept 2016
Oct-Dec 2016
Jan-Mar 2017
Operating revenue
Operating margin



POOLIA FINLAND

Revenue
Poolia Finland's revenue for the quarter amounted to SEK 10.3 (11.3) million, a decline of 8.7%. Currency effects had a positive impact of 2.4% (negative 0.5%) on revenue during the quarter. Permanent placement's share of revenue increased from 6% to 8%.

Earnings
Poolia Finland's operating profit was SEK 0.3 (0.0) million, with an operating margin of 2.9% (0.0%).

The previous cost savings have had the desired effect and we are now investing in sales and marketing in order to return to growth as demand begins to pick up.


Share of group revenue in the quarter
Poolia Finland
5,2%


SEK millions
14
12
10
8
6
4
2
0
8%
6%
4%
2%
0%
-2%
Apr-Jun 2015
Jul-Sep 2015
Oct-Dec 2015
Jan-Mar 2016
Apr-Jun 2016
Jul-Sept 2016
Oct-Dec 2016
Jan-Mar 2017
Operating revenue
Operating margin

Operating segments

Poolia's segment reporting is based on internal reporting, which means that the segment reporting format is geographical regions.

An operating segment is a component of the Group that engages in business activities from which it may earn revenue and incur expenses, and for which separate financial information is available. The operating segment's operating results are reviewed regularly by the Company's chief operating decision maker, i.e. the Poolia Group's management group, in order to allocate resources to the segment and assess its performance.

Poolia's geographical segments are Sweden, Finland and Germany. With effect from the fourth quarter of 2013, Poolia UK is reported as a discontinued operation. Comparative figures for prior periods have been restated. All Parent Company expenses are allocated to the operating segments.

REVENUE PER OPERATING SEGMENT

SEK millions	2017 Jan-Mar	2016 Jan-Mar	2016 Jan-Dec
Poolia Sweden	137.3	145.0	552.7
Poolia Germany	52.0	44.0	190.1
Poolia Finland	10.3	11.3	41.9
Total revenue	**199.6**	**200.3**	**784.7**

OPERATING PROFIT/LOSS PER OPERATING SEGMENT

SEK millions	2017 Jan-Mar	2016 Jan-Mar	2016 Jan-Dec
Poolia Sweden	1.6	-2.9	5.1
Poolia Germany	5.5	3.3	17.0
Poolia Finland	0.3	0.0	0.9
Total operating profit/loss, continuing operations	**7.4**	**0.4**	**23.0**
Discontinued operations			
Poolia UK	0.0	0.0	-0.7
Total operating profit/loss	**7.4**	**0.4**	**22.3**
Reversal of discontinued operations	0.0	0.0	0.7
Financial items	0.0	0.0	-2.5
Profit before tax and discontinued operations	**7.4**	**0.4**	**20.5**

JANUARY – MARCH
GROUP

Revenue

The chart below shows the Group's revenue by segment during the period.

Share of revenue per segment


Poolia Finland
5.2%
Poolia
Gemany
26.0%
Poolia
Sweden
68.8%

Liquidity and financing

The Group's cash and cash equivalents at 31 March 2017 were SEK 34.5 (19.8) million. Cash flow from operating activities for continuing operations during the period was SEK 8.6 (-11.4) million. The equity/assets ratio at 31 March 2017 was 37.4% (31.3%). Group transactions with one and the same lender are offset in the consolidated balance sheet. The Parent Company's credit balances and credit utilisation are recognised in the Parent Company's financial statements. The Group's Swedish business has a joint cash pool and an overdraft facility of SEK 40 (40) million. At 31 March 2017, SEK 4.1 (12.7) million of this amount had been utilised.

Earnings

Operating profit amounted to SEK 7.4 (0.4) million, with an operating margin of 3.7% (0.2%). The Group's net financial items amounted to SEK 0.0 (0.0) million. Profit before tax was SEK 7.4 (0.4) million. The Group's tax expense was SEK -2.3 (-0.4) million.

Investments

The Group's investments in non-current assets during the period were SEK 0.5 (0.0) million.

Pledged assets and contingent liabilities

Poolia AB has pledged shares in subsidiaries as security for its bank overdraft facility.

The share

The Poolia share is listed on NASDAQ OMX Stockholm AB under the ticker POOL B. The number of shares issued is 17,121,996. The price on the reporting date was SEK 16.10. During the period, 2,149,676 shares were traded at a total value of SEK 35.2 million.

Dividend policy

According to Poolia's dividend policy, the annual dividend shall normally exceed 50% of the Group's profit after tax.

Employees

The average number of full-time equivalents was 1,354 (1,276). The total number of employees at 31 March 2017 was 1,430 (1,520).

Seasonal variations

Number of working days in 2017

	Sweden	Germany	Finland
Jan-Mar	64(61)	65(60)	63(63)
Apr-Jun	59(62)	59(64)	63(63)
Jul-Sep	65(66)	65(66)	63(63)
Oct-Dec	63(64)	60(62)	63(63)
Full year	**251(253)**	**249(252)**	**252(252)**

Parent Company

Group management, development and financial and IT management are centralised in the Parent Company. All Parent Company expenses are allocated to the operating segments. Revenue during the period was SEK 3.6 (5.2) million. Profit/loss after financial items was SEK -0.8 (-0.6) million.

Significant risks and uncertainties

Risks and risk management are described in Poolia's 2016 Annual Report. The risks can be summarised as economic fluctuations, dependence on clients and individuals, legislation and regulations, and financial risks. Significant risks and uncertainties at 31/03/2017 are unchanged from those at 31/12/2016.

Events after the end of the period

There were no significant events to report after the end of the period.

Related party transactions

There were no related party transactions during the period that had a significant effect on the Company's financial position and performance.

Condensed Consolidated Comprehensive Income

Amounts in SEK millions	2017 Jan-Mar	2016 Jan-Mar	2016 Jan-Dec
Operating income	**199.6**	**200.3**	**784.7**
Operating expenses			
Staff costs	-175.2	-183.6	-696.8
Other expenses	-16.3	-15.5	-61.2
Depreciation and amortisation of assets	-0.7	-0.8	-3.7
Operating profit/loss	**7.4**	**0.4**	**23.0**
Finance income	0.1	0.0	0.0
Finance costs	-0.1	0.0	-2.5
Profit/loss before tax	**7.4**	**0.4**	**20.5**
Tax	-2.3	-0.4	-6.8
Profit/loss for the period from continuing operations	**5.1**	**0.0**	**13.7**
Discontinued operations			
Profit/loss for the period from discontinued operations	0.0	-1.4	-2.0
Profit/loss for the period	**5.1**	**-1.4**	**11.7**
Other comprehensive income			
Items that will be reclassified to the income statement			
Translation differences	2.0	0.4	2.9
Total comprehensive income for the period	**7.1**	**-1.0**	**14.6**
Operating margin, %	3.7	0.2	2.9
Profit margin, %	3.7	0.2	2.6
Profit/loss for the period from continuing operations attributable to:			
Shareholders of the Parent	5.1	0.0	13.7
Non-controlling interests	0.0	0.0	0.0
Basic and diluted earnings per share, SEK			
Earnings per share from continuing operations and discontinued operations	0.30	-0.08	0.68
Earnings per share from continuing operations	0.30	0.00	0.80
Total comprehensive income attributable to:			
Shareholders of the Parent	7.1	-1.0	14.6
Non-controlling interests	0.0	0.0	0.0

CONDENSED CONSOLIDATED BALANCE SHEET

Amounts in SEK millions	31/03/2017	31/03/2016	31/12/2016
Assets			
Non-current assets			
Goodwill	18.9	18.5	18.7
Other non-current assets	4.6	6.6	5.1
Deferred tax assets	11.0	12.3	11.2
Current assets			
Current receivables	168.1	181.0	174.4
Cash and cash equivalents	34.5	19.8	36.6
Total assets	**237.1**	**238.2**	**246**
Equity and liabilities			
Equity	88.7	74.5	81.6
Non-controlling interests	0.0	0.0	0.0
Total equity	**88.7**	**74.5**	**81.6**
Current liabilities			
Interest-bearing liabilities	4.1	12.7	14.2
Other current liabilities	144.3	151.0	150.2
Total equity and liabilities	**237.1**	**238.2**	**246.0**

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	2017	2016	2016
Amounts in SEK millions	Jan-Mar	Jan-Mar	Jan-Dec
Profit/loss before tax	7.4	0.4	20.5
Adjustments	0.7	0.8	6.0
Income tax paid	-2.6	-1.1	-6.5
Cash flow from operating activities before changes in working capital	5.5	0.1	20
Increase (-)/decrease (+) in current receivables	8.7	-10.2	2.8
Increase (+)/decrease (-) in current liabilities	-5.6	-1.3	-9.5
Cash flow from operating activities	**8.6**	**-11.4**	**13.3**
Cash flow from investing activities	**-0.5**	**0.0**	**-1.4**
Dividend to shareholders	-	-	-8.5
Borrowings/Repayment of borrowings	-10.1	10.8	12.2
Cash flow from financing activities	**-10.1**	**10.8**	**3.7**
Cash flow for the period	-2.0	**-0.6**	**15.6**
Cash flow for the period, discontinued operations	0.0	0.0	-0.8
Cash and cash equivalents at beginning of period	36.6	20.2	20.2
Exchange differences	-0.1	0.2	1.6
Cash and cash equivalents at end of period	**34.5**	**19.8**	**36.6**

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Amounts in SEK millions	2017 Jan-Mar	2016 Jan-Mar	2016 Jan-Dec
Opening balance	**81.6**	**75.5**	**75.5**
Total comprehensive income for the period attributable to shareholders of the Parent	7.1	-1.0	14.6
Dividend to shareholders of the Parent	0.0	0.0	-8.5
Closing balance attributable to shareholders of the Parent	**88.7**	**74.5**	**81.6**
Non-controlling interests	0.0	0.0	0.0
Total equity, closing balance	**88.7**	**74.5**	**81.6**

CONDENSED INCOME STATEMENT – PARENT COMPANY

Amounts in SEK millions	2017 Jan-Mar	2016 Jan-Mar	2016 Jan-Dec
Operating income	**3.6**	**5.2**	**16.8**
Operating expenses			
Staff costs	-3.0	-2.9	-10.2
Other expenses	-1.1	-2.8	-8.6
Depreciation, amortisation and impairment of assets	-0.1	-0.1	-0.7
Operating profit/loss	**-0.6**	**-0.6**	**-2.7**
Finance income			**5.7**
Finance costs	-0.2	-0.1	-2.8
Profit/loss after financial items	**-0.8**	**-0.7**	**0.2**
Group contributions	-	-	8.6
Tax	0.2	0	-0.6
Profit/loss for the period	**-0.6**	**-0.7**	**8.2**
Other comprehensive income	-	-	-
Total comprehensive income for the period	**-0.6**	**-0.7**	**8.2**

CONDENSED BALANCE SHEET – PARENT COMPANY

Amounts in SEK millions	31/03/2017	31/03/2016	31/12/2016
Assets			
Non-current assets			
Investments in Group companies	23.6	23.6	23.6
Deferred tax assets	3.3	3.7	3.1
Other non-current assets	0.7	0.9	0.8
Current assets			
Current receivables	1.1	2.1	0.6
Receivables from Group companies	41.1	46.7	51.6
Total assets	**69.8**	**77.0**	**79.7**

Equity and liabilities			
Equity	16.7	17.0	17.3
Liabilities to Group companies	44.5	42.5	44.6
Interest-bearing liabilities	4.1	12.7	14.2
Other current liabilities	4.5	4.8	3.6
Total equity and liabilities	**69.8**	**77.0**	**79.7**

THE GROUP'S KEY FINANCIAL RATIOS BY QUARTER [1]

	2017 Jan-Mar	2016 Oct-Dec	2016 Jul-Sep	2016 Apr-Jun	2016 Jan-Mar	2015 Oct-Dec	2015 Jul-Sep	2015 Apr-Jun
Operating income	199.6	198.9	183.6	201.9	200.3	210.2	177.7	187.0
Growth, %	-0.4	-5.3	3.3	8.0	9.9	17.3	9.0	5.8
Growth in local currency, %	-1.1	-5.0	-0.2	8.0	10.1	16.5	8.2	4.8
Operating margin, %	3.7	4.4	3.2	3.9	0.2	3.3	2.4	0.8
Profit margin, %	2.5	4.4	2.6	3.2	0.2	5.3	3.7	0.7
Return on capital employed[1], %	25.9	26.7	31.6	34.0	23.4	30.6	10.1	14.6
Return on total assets[1], %	3.2	8.8	10.2	10.2	8.1	10.2	3.4	4.5
Return on equity[1], %	25.9	14.9	20.3	22.0	16.9	21.3	13.9	10.3
Equity/assets ratio, %	37.4	33.2	31.0	29.5	31.3	32.4	29.6	30.4
Risk-bearing capital, %	37.4	33.2	31.0	29.5	36.6	32.4	30.5	30.4
Number of FTEs, average	1,354	1,271	1,198	1,247	1,276	1,275	1,211	1,170
Revenue per employee, SEK 000	147	157	153	162	157	165	147	160
Number of shares, average (000)	17,122	17,122	17,122	17,122	17,122	17,122	17,122	17,122
Number of shares, outstanding (000)	17,122	17,122	17,122	17,122	17,122	17,122	17,122	17,122
Basic earnings per share[2], SEK	0.30	0.33	0.21	0.26	0.00	0.48	0.26	0.06
Equity per share, SEK	5.18	4.76	4.41	4.16	4.35	4.41	4.05	4.11

[1] Trailing12 months, incl. discontinued operations.

[2] No dilutive effects.

THE GROUP'S KEY FINANCIAL RATIOS BY PERIOD

	2017 Jan-Dec	2016 Jan-Mar
Operating margin, %	3.7	0.2
Profit margin, %	2.5	0.2
Basic earnings per share[1], SEK	0.30	0.00
Equity per share, SEK	5.18	4.35

[1] No dilutive effects.

NOTES

Note 1 Accounting policies

The interim report has been prepared in accordance with IAS 34 Interim Financial Reporting and the Swedish Annual Accounts Act, and for the Parent Company in accordance with the Swedish Annual Accounts Act and the Swedish Financial Reporting Board's recommendation RFR 2 Accounting for Legal Entities. Unless specified otherwise below, the accounting policies applied for the Group and the Parent Company are consistent with the accounting policies applied when preparing the most recent annual report.

New and amended IFRS standards and IFRIC interpretations which come into effect in 2017 have not had any significant effect on the Group's financial reporting.

Note 2 Pledged assets and contingent liabilities

	Group		Parent Company	
Amounts in SEK millions	31/03/2017	31/03/2016	31/03/2017	31/03/2016
Pledged assets				
Investments in Group companies	20.0	19.5	14.2	14.2
Pledged endowment insurance	1.4	1.4	1.4	1.4
Contingent liabilities				
Lease guarantee	1.4	1.5	1.4	-

DEFINITIONS

In this interim report, Poolia presents certain financial performance measures that are not defined under IFRS. Poolia believes that these measures provide useful supplementary information for investors and Company management as they allow for an evaluation of relevant trends. As not all companies calculate financial performance measures in the same way, these are not always comparable with measures used by other companies. These financial performance measures should therefore not be seen as a replacement for measures defined under IFRS. In the key ratios below, the average is the sum of the opening and closing values divided by two.

Key Ratios Defined Under IFRS

Earnings per share
Profit/loss for the period after tax divided by the average number of shares.

Key Ratios Not Defined Under IFRS

Growth
Increase in operating income compared with the same period the previous year, expressed as a percentage.
Risk-bearing capital
Equity, including non-controlling interests and provisions for taxes, as a percentage of total assets.
Return on equity
Profit/loss after tax divided by average equity.
Return on capital employed
Profit/loss before tax plus finance costs divided by average capital employed.
Return on total assets
Profit/loss before tax plus finance costs divided by average total assets.
Equity per share
Equity divided by the number of shares outstanding.
Revenue per employee
Operating income divided by the average number of FTEs.
Operating margin
Operating profit/loss as a percentage of operating income.
Equity/assets ratio
Equity, including non-controlling interests, as a percentage of total assets.
Capital employed
Total assets less total current liabilities, including provisions for taxes.
Profit margin
Profit/loss before tax as a percentage of operating income.
Operating profit/loss
Operating income less operating expenses.

Operational Measures

Number of FTEs, average
The total number of hours worked during the period divided by the normal number of working hours for a full-time employee.

The Board of Directors and CEO hereby certify that the interim report provides a true and fair view of the operations, financial position and financial performance of the Parent Company and the Group, and describes the material risks and uncertainties that the Parent Company and Group companies face.

Future reporting dates

Interim Report, Jan-Jun 2017	21 July 2017
Interim Report, Jan-Sept 2017	27 October 2017
Year-end report 2017	16 February 2018

The Annual General Meeting will be held at the Company's premises in Stockholm, at Kungsgatan 57 A, 4th floor, at 4 p.m. on 3 May 2017.

Stockholm, 3 May 2017

Björn Örås
Chairman of the Board

Dag Sundström
Board member

Lennart Pihl
Board member

Anna Söderblom
Board member

Marika Skärvik
Board member

Morten Werner
Managing Director and CEO

This interim report has not been reviewed by the Company's auditors.

Contact person:
Morten Werner
Managing Director and CEO
Tel. +46 (0)70-636 25 25
morten.werner@poolia.com



POOLIA

Exhibit 99.8

ANNUAL REPORT 2016

Notice of the Annual General Meeting

The shareholders of Poolia AB (publ) are hereby given notice of the Annual General Meeting to be held on Wednesday 3 May 2017 at 4 p.m. at the Company's offices in Stockholm at Kungsgatan 57A, 4th floor.

Registration
Shareholders wishing to attend the AGM must be entered in the share register held by Euroclear Sweden AB as at Thursday 26 April 2017, and must have notified Poolia of their intention to attend by Thursday 26 April 2017.

Shareholders may notify the Company of their intention to attend by contacting:
Poolia AB
Attn: Tarja Roghult
Box 207
SE-101 24 Stockholm

Notification may also be made by
telephone: 08-555 650 33
e-mail: tarja.roghult@poolia.com

The notification must include the name, telephone number, personal identity number or company registration number and the number of advisors. Shareholders with nominee-registered shares who wish to attend the Annual General Meeting must have their shareholding registered in their own name so that their shares are registered well before 26 April 2017.

Dividend
The Board proposes that the Annual General Meeting adopt a dividend of SEK 0.6 per share, to a total value of SEK 10,273,198.

Financial calendar

Interim report Jan–Mar	3 May 2017
Interim report Jan–Jun	21 July 2017
Interim report Jan–Sep	27 October 2017
Year-end report 2017	16 February 2018

CONTENTS

ISIN code: SE0000567539
NASDAQ OMX ticker: POOL B

Photos:
Christian Gustavsson, Jeanette Hägglund, Martin Wärn

POOLIA IN BRIEF

Poolia's history

1989
Björn Örås founds Ekonompoolen (Pool of Accountants) in Stockholm. A new act on the deregulation of temporary staffing comes into force in Sweden in 1992.

1993
Teknikerpoolen (Pool of Engineers) is founded. Deregulation of the permanent placement market.

1997
The Company adopts a new strategy to become a full-service supplier in the staffing industry and is renamed Poolia. A new business area, Poolia Kontor, is established with the acquisition of Kontorsvikarien.

1999
Poolia is launched on the Stock Exchange and becomes the first company in Sweden with a Legal business area.

2000
Poolia become Sweden's second fastest-growing company and third largest staffing company. Operations start in Denmark and Finland.

2001
Acquisition of Competence Sköterskejouren, leading to the start of Poolia Healthcare. Operations start in Germany with the acquisition of A&Z.

2002
Poolia adopts a new strategy and reverts to a business that specialises purely in qualified professionals. Other activities, primarily Warehouse & Industry, are moved to the new company Uniflex, which is completely separate, but owned by Poolia.

2004
Acquisition of UK company Parker Bridge, with operations in London and Edinburgh. Uniflex is distributed to shareholders and listed on the Stock Exchange.

2007
Poolia Healthcare and Poolia Doctor are separated from Poolia and placed in a separate company, Dedicare. Poolia continues as the owner.

2010
Poolia reports growth and prepares to gain market shares. Acquisition of Utvecklingshuset.

2011
Dedicare is distributed to shareholders and listed on the Stock Exchange. Poolia starts up new business areas, Poolia Executive Search and Talent Eye, and establishes a presence in Umeå and Sundsvall.

2013
Poolia's strategy is focused on the core business of temporary staffing and permanent placement of professionals. All other activities are discontinued. Focus on sales and employee development.

2014
The year is marked by restructuring and adaptation of the business with a focus on sales and marketing.

2015
The focus on profitability improvements, strategic and organisational development and sales begins to produce results.

2016
The operating margin is close to the Company's long-term target.

SHARE OF REVENUE BY SEGMENT


Sweden 70.4%
Finland 5.4%
Germany 24.2%

REVENUE, SEK MILLIONS


SEK million
1,200
1,000
800
600
400
200
0
2012
2013
2014
2015
2016

Relates only to continuing operations.

EQUITY/ASSETS RATIO


%
40
35
30
25
20
15
10
2012
2013
2014
2015
2016

AVERAGE NUMBER OF EMPLOYEES


1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
2012
2013
2014
2015
2016

Relates only to continuing operations.

OPERATING PROFIT/LOSS, SEK MILLIONS


SEK million
40
30
20
10
0
-10
-20
-30
-40
2012
2013
2014
2015
2016

2012–2014 relate only to continuing operations.

EARNINGS PER SHARE, SEK


SEK
1.5
1.0
0.5
0
-0.5
-1.0
-1.5
2012
2013
2014
2015
2016

2012–2014 relate only to continuing operations.

PERCENTAGE OF EMPLOYEES BY COUNTRY, AVERAGE


Finland 7%
Germany 29%
Sweden 64%

GENDER PROFILE


Men 36.7%
Women, 63.3%

FROM THE CEO

Poolia's positive development continued in 2016. Revenue increased by 3.6% to SEK 785 million, while operating profit rose by 44% to SEK 23.0 million. The growth does not reach our targets, but profitability is developing in line with our expectations, due to the effects of the restructuring programme that has been in progress for about 3 years. It is pleasing that Poolia Sweden is showing a positive operating profit for the first time since 2011. Poolia's financial situation is stable, as we operate in an industry with continued strong demand for our services.

The market

Demand for staffing services has been generally good during 2016. Some regional and occupational differences have arisen. Statistics show that large cities have the highest growth and demand is slowly but surely being increasingly concentrated there. Most of the growth in the sector is still in occupational categories that benefit from the strong industrial economy, such as factories, warehouses and logistics. Poolia's occupational categories, which are primarily staff functions, had another year of moderate growth in 2016.

Competition is still intense and there is clear price pressure in the market, particularly in the temporary staffing business. During the year, there was a change from competing to get more clients and assignments, now that there were plenty of candidates, to competing to find candidates and getting them to choose our clients in particular. In other words, there is a shortage of workers in the white collar segment. We therefore need to work longer to meet our clients' needs, while they are increasingly employing our temps.

The 6.5% unemployment in Sweden appears to be structural in the sense that it is unlikely to fall appreciably, even if the current economic climate persists. In the occupational categories and locations in which Poolia operates, unemployment is very low.

Poolia 2016

The restructuring programme in Sweden continued during the year and led to improved profitability. The programme is expected to be fully implemented during the first half of 2017. Poolia will then have the structure and staffing that we consider optimal for us to achieve our short and long-term goals.

The markets in Germany and Sweden were changed in 2016 as a result of the high economic situation. There was a shortage of candidates, both in the permanent placement and temporary staffing business.

In order to meet our permanent placement clients' growing needs for more employees, we needed to devote significantly more time and resources to finding the right candidates in the search process. Once the candidates are presented, it is important for the client to be quick and decisive so that the candidates do not choose another employer.

Another phenomenon, which is a function of the current strong economy, is that our temporary staffing clients are increasingly employing our temps. The effects of this are significant for us. Firstly, it means that we lose sales and profitability now that the client no longer engages our temps. Secondly, it means that we have to go out and win new clients, which takes time. Thirdly, it means that we will need to supply these new clients with temps, who are currently in short supply.

The staffing industry is quite atypical in that macro conditions are not automatically favourable to growth during an economic upturn. This impedes the achievement of our growth targets, but helps to improve the negotiating position with our clients. We now make profitability a higher priority in the assignments we decide to work on.

As mentioned above, our German operations are affected by the current economic situation, with low unemployment in the cities in which we are established and in the occupational categories we serve. We started a new business in Stuttgart during summer 2016. This is not yet contributing to a positive operating profit, but is devel-

oping according to plan. Stuttgart is one of Germany's largest industrial cities, with a large market for both temporary staffing and permanent placement services within our occupational areas.

Our Finnish operations were treading water in a relatively poor economy in 2016. Work on restructuring and cost-saving has been implemented to keep profitability up. Towards the end of the year, there were clear signs that the Helsinki capital region was beginning to recover from the prolonged recession. In response, we have initiated a marketing and sales drives. We expect to see the results of these in th latter part of 2017.

Internally, Poolia is functioning increasingly better. Our nine-month "No Roof Leadership" development programme was completed in June. The participants were very satisfied with the programme and the autumn Employee Satisfaction Index showed that leadership has improved significantly in most parts of the organisation and that managers feel stronger in their roles.

The survey also showed that 95% of employees are conversant with our goals and strategies and that confidence in management is strong.

Those of us who work at Poolia feel proud and grateful to be able to work on something that is both difficult and important. Many analyses show that managers find recruiting employees the most difficult aspect of their job. For many ambitious people, one of the most important things in life is having a stimulating job that allows development both in their occupational role and as a person. This difficult matching is an area in which Poolia excels. We help the economies of Finland, Germany and Sweden to develop better and faster through our services.

There is strong confidence in the future within Poolia.

Morten Werner
Managing Director and CEO
Poolia AB

POOLIA'S VALUES AND OPERATIONS

Poolia's business concept is to provide companies and organisations with the skills that, either temporarily or permanently, meet their needs for qualified professionals.

Poolia is one of Sweden's leading companies in the field of temporary staffing and permanent placement of qualified professionals. The Company was founded by Björn Örås in 1989, and in 2016 had 1,469 employees in Sweden, Finland and Germany and a turnover of SEK 785 million.

Our vision is to be our clients' preferred choice for temporary staffing and permanent placement of professionals, regardless of the economic climate. Poolia is an authorised recruitment company and a dedicated employer with a high employee satisfaction rate. We offer our private and public sector clients proven and quality-assured processes and professional partnership in the area of staffing.

Poolia is represented at 18 locations in three countries. The Company's head office is in Stockholm. Out of Poolia's 1,469 employees, 944 are based in Sweden, 424 in Germany and 101 in Finland. About 87% of our employees work as temps at our clients' offices. The rest are internal staff and work as key account managers, candidate managers, consultants, permanent placement consultants or in other staff functions

Poolia Sverige AB was certified under SS-EN ISO 9001:2008 Quality Management System and SS-EN ISO 14001:2004 Environmental Management System in 2012. In 2016, Poolia was awarded certification under the standards SS-EN ISO 9001:2015 and SS-EN ISO 14001:2015.

Poolia offers a high level of expertise in the core areas of permanent placement and temporary staffing. The permanent placement and temporary staffing services are divided into several specialist areas: Finance & Accounting, IT, Office Support, Human Resources, Sales & Marketing, Life Science & Engineering and Legal. Another specialist area is executive recruitment through Poolia Executive Search.

Poolia's values

Poolia's fundamental values form the basis of the Company's business operations and they are ingrained in everything we do. We want our values to get our employees to grow and feel satisfaction in their work.

- I am important
- I try the untried
- I always do my best
- I put business first
- I take responsibility
- I am here with heart and soul
- We are the good company

We want to express our credibility through our values – not just in our cooperation with our clients, but also in our contacts with candidates, shareholders and other stakeholders. To achieve this, we must be able to attract the best employees, which is why it is our aim to be the best employer in the business. Poolia's clearly defined, relevant values are a strength and are essential to the achievement of our goals.

People – the foundation of Poolia's business

At Poolia we are well aware that our temps are our single most important asset and that satisfied employees perform better. Even though most of our employees spend the majority of their time working in other companies, it is important to us that they understand they are a part of Poolia.

Learning organisation with strategic expertise

Poolia works constantly to be a learning organisation providing strategic expertise. This means we focus on sustainability and work in a long-term framework by having the right expertise in the right place at the right time in order to achieve our business objectives. Our managers are responsible for creating a good learning and skills development environment. However, each employee is expected to take personal responsibility for developing their skills and also for sharing knowledge and experience.

Provision of strategic expertise means using the Company's business concept as a basis for formulating key skills, from core competencies at a general level to competence contracts at an individual level. We use a method to analyse skills gaps and fill them with the right content. On this basis we procure training courses, which can be individual, group-wide or niched, according to the position. Employee development is conducted with a carefully-planned, systematic approach.

Leadership

It is essential that we practise good leadership so that Poolia's employees are able to develop continuously and contribute to the achievement of our common goals. Leaders set an example to others by demonstrating re-

sponsibility, empathy and courage. Poolia's values are the foundation for everything we do, and together we build a strong company.

All Poolia's employees are entitled to good leadership

Leadership must be based on mutual trust and acceptance. Poolia's managers must have courage, equal values and promote diversity. They must also demonstrate decisive, effective leadership that inspires confidence, and be able to manage with the Company's goals and visions as their starting-point.

Poolia's leadership development is based on our leadership philosophy, which requires us to be a company that attracts highly-qualified, ambitious and business-oriented people with humanistic values. This means that Poolia's managers have

- a focus on results
- courage in their leadership
- a coaching approach
- equal values.

Poolia's portfolio of services

Poolia supports clients with staffing needs by providing temporary staffing and permanent placement, regardless of the economic climate.

Fundamental to our permanent placement and temporary staffing activities is that our consultants and permanent placement consultants are experts within their respective fields. Lawyers are recruited by lawyers, economists by economists and so on. Other examples include our specialists at Poolia Executive Search who recruit professionals at managerial level. This means we can guarantee that we always provide clients with the right expertise.

Temporary staffing

Temporary staffing is one of Poolia's core business activities, serving clients in need of qualified professionals. Poolia has 28 years' experience of placing qualified professionals in temporary positions at all levels – from office assistants to specialists and managers. We help companies of all sizes to quickly and effectively cover temporary peaks in production, scheduled leave, sick leave and other situations where extra resources are needed. We quickly and efficiently find the right candidate for each assignment, whether the client is seeking someone with a particular skill or needs to staff an entire department.

Permanent placement

Permanent placement is our other core business activity. Our methods have been developed and improved during the 28 years we have worked in this area and we have created quality-assured processes that are suited to companies of all sizes in the private and public sectors. The fact that we get specialists in an occupational segment to recruit within that segment means we can always quickly and accurately match the right candidate to each job.

Poolia's specialist areas

Finance & Accounting.

Poolia's broad network of economists forms the basis of Poolia's business. We are one of the companies with the longest experience in temporary staffing and permanent placement of economists in Sweden. We have a broad range of skills in finance, accounting and controlling – from financial assistants and controllers to chief accountants and CFOs. We also have a high level of banking finance expertise in the areas of administration, debt management, credit and insurance.

IT

Poolia was the first in Sweden to offer qualified resource temps within the area of IT. We are experts in the temporary and permanent provision of specialist skills at all levels – from project assignments to IT managers.

Office Support

Poolia has a wide range of administrative support services. We can help companies with temporary staffing and permanent placement needs by providing office managers, office assistants, managerial PAs, order administrators and other qualified and experienced staff.

Human Resources

University-educated human resources specialists with previous HR experience are available for temporary or permanent placements through Poolia. We can provide businesses with qualified HR managers, specialists and administrators. We can also work with our clients alongside their own HR departments.

Sales & Marketing

In sales and marketing we offer professional staffing solutions in the areas of information and marketing – from project managers, salespersons, buyers, public information officers and web designers to marketing and information managers.

Life Science & Engineering

We work with leading Swedish companies in the pharmaceutical, processing, food, energy and life science industries. Poolia offers its clients experienced temps, such as biochemical and chemical technology engineers, with a

background in science. In Engineering, we offer highly-qualified engineers and technicians in construction/property, mechanics and electronics, as well as architectural expertise in both development and infrastructure.

Legal

Poolia Legal was the first company in Sweden to specialise in the temporary staffing and permanent placement of lawyers. Our ambition is to create a lasting relationship with our clients by providing them with the right strategic skills and assisting them in employee development over time.

Poolia Executive Search

Recruitment of senior executives and board members requires special processes and specific knowledge. Poolia Group has concentrated expertise in executive recruitment within the company Poolia Executive Search AB, with more than 70 years' collective experience in headhunting.

To guarantee the quality of each individual assignment, we use special recruitment methods tailored to senior executive recruitment. These include a specially developed search method that systematically identifies the right candidates for the position, i.e. headhunting or executive search. We involve ourselves in every stage of the recruitment process and in each specific assignment we work with a team of two senior consultants and one researcher. We also work with a registered selection psychologist to understand more about the capabilities and skills of the candidate.

Poolia Executive Search also works with Interim Management and Management Audit.

Quality-certified processes

Poolia has 28 years' experience of permanent placement and temporary staffing and has developed quality-assured processes that enable us to consistently deliver superior quality to our clients. We continuously assess our resource temps and our undertakings, both during and after the assignment, to ensure that we meet our clients' requirements and preferences at all times. In 2016, we exceeded our customer satisfaction index target.

Our quality objectives

- A customer satisfaction index of 4.2 out of 5
- Temps and internal personnel – people are the heart of Poolia's business. We remain committed to being an attractive employer and having satisfied employees who do a better job.
- Processes – we shall ensure compliance with our ISO quality management systems.

SUSTAINABLE BUSINESS

The fundamental values of Poolia Sverige AB are based on the ethos of equal value for all people and fair conditions for different individuals and groups. No one shall be discriminated against on grounds of ethnicity, religion, beliefs, physical or mental disability, age, gender, sexual orientation or for any other reason. Our discrimination policy is driven by our fundamental values.

For Poolia, social responsibility is about minimising the negative impact the Company may have on people and the environment. This is something we do by respecting all people and their rights, and complying with labour law principles, and prescribed environmental standards and guidelines. It is also our goal to cooperate exclusively with suppliers who actively pursue their own sustainability work.

Poolia is a registered recruitment company. We comply with current legislation and good business practice in the industry in all respects.

Poolia is certified under ISO 14001 and ISO 9001, is a member of Swedish Staffing Agencies and has collective agreements with Unionen and the Swedish University Graduates Union. Poolia is also a member of Almega, the employer and trade organisation for the Swedish service sector.

Poolia complies with current laws, regulations and mandatory requirements and translates them into appropriate measures in all areas of the business.

Continuous improvements since 1989

Since it was founded in 1989, Poolia has had quality as a guiding principle. Today, quality issues are an integral and natural part of the daily work of employees at all levels. We have high quality targets in the areas of client, temp and employee satisfaction.

Client satisfaction

An evaluation is conducted after each completed assignment. Action plans are drawn up based on the results. The measured client satisfaction for 2016 was 4.3 (target 4.2).

Temp satisfaction

About 1,300 individuals, the vast majority of Poolia's employees, work as resource temps at our clients' offices. We devote considerable resources to ensuring they are satisfied, including personal development plans, frequent temp contacts with consultants, creating affiliation with employers and clients, training and health promotion. In addition, the consultant has clear and specific work environment responsibilities.

Through the Company's employee satisfaction survey VOICE, we conduct annual measurements of temp satisfaction – one of our most important tools for business development. The survey takes the temperature of our temps' opinions about Poolia as an employer and company. The measured temp satisfaction for 2016 was 686 (target 700).

Employee satisfaction

We measure the satisfaction of Poolia's employees, excluding temps, annually (internal staff). This is also a crucial tool for the Company's business development. The survey provides a measure of the internal staff's opinions about Poolia as an employer. In the event of deviations, action plans are drawn up and followed up by senior management. Poolia's measured internal employee satisfaction in 2016 was 76% (target 80%).

Environmental work

Poolia has held environmental certification under ISO 14001 since 2012. This was a natural step based on Poolia's 'good company' value. The environmental management system describes the environmental activities we are currently engaged in and what we want to achieve in the future from an environmental perspective.

Laws and regulations

Poolia complies with statutory requirements and regulations. In the event of any change to current environmental laws, information is sent to all managers in the organisation and an updated list of laws is also published on Poolia's intranet.

Environmental policy

The Company's environmental policy describes and establishes a common view regarding environmental impacts and the management of environmental issues within Poolia. The policy highlights the importance of having an

environmental approach in everything we do and following mandatory requirements for the business when also interacting with suppliers.

Environmental goals
Every year, we conduct an environmental review, which includes a SWOT analysis of the environmental aspects that Poolia can influence. The year's environmental goals are then defined on the basis of this. One environmental goal that has been there from day one is that all of our suppliers must have an environmental policy. In 2016, it was decided to reduce paper consumption in the Company by 10%. Poolia's travel policy requires employees to use methods of travel with the least possible environmental impact.

Respect for the candidate

In all selection processes, we follow Poolia's policies, and the laws and regulations of the country in question. All applicants must receive individual and professional treatment, regardless of how far they go in the process. This includes ensuring that all applicants receive immediate confirmation of their application. It also means that all applicants must be notified within a reasonable time that they have not been selected, or must be informed how we will proceed.

Poolia's strategy for a healthy work climate and healthy employees
Having a long-term strategy for our health work is an important success factor for developing our business activities. In addition to increased job satisfaction and reduced sick leave costs, healthy employees who are happy at work are a quality assurance factor for our clients.

We are convinced that the main reason for Poolia's good health record is that our employees feel happy in their work at Poolia. To maintain this positive trend, we base our work on the results of our employee satisfaction surveys. We are also convinced that it is crucial for employees to feel motivated in order to improve their health. We work pro-actively to identify and minimise the number of ill-health factors in order to create a healthy working climate for everyone. All employees are also entitled to fitness subsidies.

In the area of work environment, Poolia has delegated work environment responsibility and check lists for monitoring/information on the work environment for both clients and temps. Poolia also has a work environment policy, which is revised continuously.

Poolia has a special web-based system for registration of rehabilitation, which is carried out in accordance with a specified rehabilitation process.

Social consideration
Women's and men's conditions, rights, and development and career opportunities must be equal or equivalent throughout the Company. Every employee must be able to perceive their situation as equal. No one shall be discriminated against on grounds of gender, age, ethnicity, religion, beliefs, physical or mental disability, sexual orientation or for any other reason. Poolia has drawn up an ethical code which includes policies on equality, sexual harassment and diversity.

Professionalism – ethics and morality in business
Poolia is an authorised company and applies the Swedish Staffing Agencies' general terms of delivery for staffing and recruitment services, which clarify the division of responsibilities between suppliers and clients.

An absolute prohibition on the giving and receiving of benefits that constitute bribery or corruption applies within Poolia. All of Poolia's employees are obliged to comply with the prohibition on bribery and corruption in their dealings with clients, suppliers and similar business contacts. There are no exceptions to this prohibition.

Information security
Ever since it was founded in 1989, Poolia has incorporated a security approach into the handling of information. We have complied with the Swedish Personal Data Act (PUL) since it came into force in 1998. Security has always been an integral and natural part of the daily work of employees at all levels.

Poolia is careful to ensure that information about individual candidates' job applications, CVs or references is not disseminated or does not fall into the wrong hands. In the same way, the Company ensures that client-specific information, such as financial disclosures, is not passed to unauthorised persons.

Being an employee of Poolia involves a commitment not to disclose to any third party, or take advantage of, the Company's business secrets without authorisation. This also applies to information relating to and arising in connection with work at the client's premises.

We are a listed company and as such we comply with the Swedish Financial Supervisory Authority's rules and regulation for listed companies, and the Swedish Corporate Governance Code.

External involvement

'We are the good company' is a key component of Poolia's values. This means that working actively on sustainability issues – not only internally, but also externally – is a natural part of our daily life. An example of active internal sustainability is that Poolia was the first company in Sweden to sign the green lease agreement. The green lease agreement is the property industry's first common standard template for reduced environmental impacts. Several external sustainability initiatives are conducted both centrally from Poolia and also locally through Poolia's local offices. Below are some examples.

Poolia cooperates with the Quick route
The Quick route (Korta vägen) is a cooperation between colleges and universities, the Swedish Public Employment Service and Folkuniversitetet. The Quick route is designed for foreign-born graduates with a university degree or at least three years of academic studies in their home country. The training strongly increases their chances of obtaining a position in their profession.

Contributions to SOS Children's Villages
SOS Children's Villages works to uphold every child's right to a home. SOS Children's Villages gives a new home to children who have lost everything and support to families who are breaking up.

Contributions to Doctors Without Borders
Poolia is a corporate partner of Doctors Without Borders. Doctors Without Borders (MSF) is a medical humanitarian organisation that saves lives and relieves distress where the need is greatest. It assists people affected by crises, wars and natural disasters, regardless of political views, religion or ethnicity.

Support for Junior Achievement Sweden
By being a gold sponsor, Poolia contributes financial resources and provides support through personal commitment to Junior Achievement Sweden (Ung Företagsamhet). This is a non-political, non-profit educational organisation that trains junior and secondary students in entrepreneurship, thereby giving children and young people the opportunity to practise and develop their creativity, business enterprise and entrepreneurship.

Poolia supports Portionskampen
Portionskampen is a food donation campaign run by Uppsala City Mission. The campaign aims to reduce social exclusion, and to spread knowledge about vulnerability in Uppsala.

Free recruitment of Operational manager for RFSL
Poolia provided the entire recruitment process, free of charge, for a managerial position within RFSL. RFSL (Swedish Federation for Lesbian, Gay, Bisexual, Transgender and Queer Rights) is a non-profit organisation founded in 1950. RFSL's goal is that LGBTQ people should have the same rights and opportunities as everyone else in society.

MARKETS

Poolia focuses on the professional service area and has a presence in the markets of Sweden, Germany and Finland.



Morten Werner
Managing Director of Poolia Sweden

Poolia Sweden

In 2016, the Swedish staffing market had a turnover of approx. SEK 31.4 billion[1] and a penetration rate of 1.6%[1].

Poolia Sweden's revenue amounted to SEK 552.7 million, an increase of 4.6%. Operating profit was SEK 5.1 million and the operating margin for the full year was 0.9%. Poolia's Swedish operations accounted for 70.4% of the Group's revenue. Temporary staffing accounted for 87% of revenue, while permanent placement accounted for 13%. During the year, restructuring measures were conducted in the organisation at a cost of SEK 6.4 million. Poolia has now shown a profit in Sweden for the first time since 2011. Growth for temporary staffing was not satisfactory in 2016, partly due to a shortage of candidates. The permanent placement business performed well.

SWEDEN: REVENUE AND OPERATING MARGIN


SEK million
%
1,000
900
800
700
600
500
400
300
200
100
0
4
3
2
1
0
-1
-2
-3
-4
2012
2013
2014
2015
2016

Relates only to continuing operations.



Tobias Rebenich
Managing Director of Poolia Germany

Poolia Germany

Poolia Germany's revenue amounted to SEK 190.1 million, which is an increase of 6.4% compared with the previous year. Operating profit was SEK 17.0 million and the operating margin was 8.9%. The business accounts for 24.2% of Poolia's revenue. Temporary staffing accounted for 88% of revenue, while permanent placement accounted for 12%. Poolia Germany continued to perform well in 2016. The establishment of the office in Stuttgart is progressing according to plan. The labour market is challenging, but Poolia is succeeding, despite a lack of candidates.

GERMANY: REVENUE AND OPERATING MARGIN


SEK million
%
200
180
160
140
120
100
80
60
40
20
0
12
10
8
6
4
2
0
2012
2013
2014
2015
2016

[1] The most recent statistics available for the Swedish staffing market's turnover from the trade association Swedish Staffing Agencies.



Jose Majanen
Managing Director of Poolia Finland

Poolia Finland

Poolia Finland's revenue amounted to SEK 41.9 million, which is a decline of 16.0% compared with the previous year. Operating profit was SEK 0.9 million and the operating margin was 2.1%. The business accounts for 5.3% of Poolia's revenue. Temporary staffing accounted for 91% of revenue, while permanent placement accounted for 9%. The long recession is still having an adverse effect on Poolia's Finnish operations. We noted a slight increase in demand towards the end of the year. The company has intensified its marketing and sales work in the region.

FINLAND: REVENUE AND OPERATING MARGIN


SEK million
%
60
50
40
30
20
10
0
14
12
10
8
6
4
2
0
2012
2013
2014
2015
2016

THE POOLIA SHARE

Poolia's shares were admitted to trading on the Stockholm Stock Exchange on 23 June 1999. Share capital on 31 December 2016 was SEK 3,424,399 divided into 17,121,996 shares (4,023,815 class A shares and 13,098,181 class B shares), with a par value of SEK 0.20. All shares carry equal rights to a share of the Company's assets and profits. Class A shares carry entitlement to one vote and class B shares to 1/5 vote.

Share price movement

The share price was SEK 12.35 at the beginning of the year and SEK 15.60 on 31 December 2016. The highest listing for the Poolia share during the year was SEK 16.80, while the lowest was SEK 10.75.

Stock exchange trading

Poolia's shares are listed on NASDAQ OMX Stockholm AB under the ticker POOL B. A round lot consists of 1 share and the par value is SEK 0.20.

Dividend policy

The Board of Directors' long-term dividend policy is that the annual dividend shall normally exceed 50% of the Group's profit after tax.

THE 10 LARGEST SWEDISH SHAREHOLDERS AT 31 DECEMBER 2016

Name	A shares	B shares	Holding, %	Votes, %
Örås, Björn	4,023,815	3,251,445	42.49	70.36
AB Traction		1,407,000	8.22	4.24
Palmstierna, Fredrik		1,236,279	7.22	3.72
PSG Micro Cap		851,162	4.97	2.56
Wilkne, Thord		600,000	3.50	1.81
Kungl. Konstakademien		400,000	2.34	1.20
Pizzignacco, Jenny		261,140	1.53	0.79
Örås, Sara		256,600	1.50	0.77
Örås, Caroline		250,000	1.46	0.75
Försäkringaktiebolaget, Avanza Pension		247,651	1.45	0.75
Total	**4,023,815**	**9,692,299**	**80.12**	**89.75**

SHAREHOLDINGS AT 31 DECEMBER 2016

No. of shares	Shareholders	Holding, %	Votes, %
1 – 1,000	1,578	2.49	1.29
1,001 – 5,000	188	2.69	1.39
5,001 – 50,000	55	4.09	2.11
50,001 –	27	90.72	95.22
Total	**1,848**	**100.00**	**100.00**

THE 10 LARGEST FOREIGN SHAREHOLDERS AT 31 DECEMBER 2016

Name	A shares	B shares	Holding, %	Votes, %
Placeringsfond småbolagsfond, Norden, Finland		529,222	3.09	1.59
UBS Switzerland AB/Clients Account, Switzerland		401,800	2.35	1.21
JP Morgan Bank Luxembourg S.A. UK		100,000	0.58	0.30
UBS Switzerland AG-Sparnord S.A. Denmark		100,000	0.58	0.30
Svenska Handelsbanken AB for PB, Luxembourg		63,400	0.37	0.19
Nordea 1 SICAV, Luxembourg		13,176	0.08	0.04
UB Securities AB, Finland		10,000	0.06	0.03
CBLDN-Pohjola Bank Plc Client A/C, UK		6,450	0.04	0.02
KAS Bank Client Acc Winterflood, Netherlands		4,775	0.03	0.01
Sardal, Karin Ulrika		4,000	0.02	0.01
Total		**1,232,823**	**7.20**	**3.71**

PER-SHARE DATA

	2016	2015	2014	2013	2012
Number of shares, average	17,121,996	17,121,996	17,121,996	17,121,996	17,121,996
Number of shares, outstanding	17,121,996	17,121,996	17,121,996	17,121,996	17,121,996
Earnings per share, SEK	0.80[1]	0.93[1]	0.11[1]	0.15[1]	-1.10[1]
Equity per share, SEK	4.76	4.41	3.96	3.52	4.62
Dividend per share, SEK	0.60[2]	0.50	0.00	0.00	0.00
Share price 31 Dec, SEK	15.60	12.40	11.10	11.35	10.70
P/E ratio	19.5	13.3	100.9	neg	neg

1) Continuing operations only.
2) According to the Board's proposal.

OWNERSHIP CATEGORIES


Swedish private individuals 69.4%
Public sector 2.3%
Representative organisations 0.8%
Foreign shareholders 7.3%
Other 2.2%
Financial companies 9.7%
Other financial companies 8.2%

SHARE CAPITAL DEVELOPMENT (ISSUED SHARES)

Year	Event	Change in share capital	Total share capital	Change in number of shares	Total number of shares
1997	Bonus issue	50,000	100,000	500	1,000
1999	Split	–	100,000	4,999,000	5,000,000
1999	New issue	7,301.76	107,301.76	365,088	5,365,088
1999	Bonus issue	965,715.84	1,073,017.60	–	5,365,088
1999	New issue	266,660.20	1,339,677.80	1,333,300	6,698,388
2000	New issue	193,599.80	1,533,277.60	968,000	7,666,388
2001	Bonus issue	3,066,555.20	4,599,832.80	15,332,776	22,999,164
2003	Share redemption	-913,148.80	3,686,684.00	-4,565,744	18,433,420
2004	Reduction	-184,401.90	3,502,282.10	–	18,433,420
2004	New issue	1,354.00	3,503,636.10	6,770	18,440,190
2004	Bonus issue	184,401.90	3,688,038.00	–	18,440,190
2005	New issue	956.00	3,688,994.00	4,780	18,444,970
2006	New issue	4,307.20	3,693,301.20	21,536	18,466,506
2009	Share redemption	-268,902.20	3,424,399.00	-1,344,510	17,121,996

FIVE-YEAR SUMMARY

The tables below present condensed financial information for the financial years 2012-2016. Income statements and certain key ratios for 2012-2015 have been restated to reflect the discontinued operations in the UK and Utvecklingshuset.

Amounts in SEK millions	2016	2015	2014	2013	2012
CONDENSED INCOME STATEMENT					
Operating income	784.7	757.1	700.6	729.1	888.5
Operating expenses	-696.8	-680.0	-691.7	-722.8	-900.5
EBITDA	26.7	18.9	8.9	6.3	-12.0
Depreciation/amortisation of non-current assets	-3.7	-2.9	-3.3	-3.9	-6.5
Impairment of non-current assets	–	–	–	–	-4.7
Operating profit/loss	23.0	16.0	5.6	2.4	-23.2
Financial items	-2.5	6.5	-0.3	-0.1	0.2
Profit/loss before tax	20.5	22.5	5.3	2.3	-23.0
Taxes	-6.8	-6.5	-3.4	0.2	4.2
Profit/loss for the year, continuing operations	**13.7**	**16.0**	**1.8**	**2.5**	**-18.8**
Profit/loss after tax, discontinued operations	-2.0	-0.7	-1.7	-22.4	-6.7
Profit/loss for the year	**11.7**	**15.3**	**0.1**	**-19.9**	**-25.5**
CONDENSED BALANCE SHEET					
ASSETS					
Goodwill	18.7	18.5	12.4	12.2	27.7
Other non-current assets	5.1	7.3	5.7	7.6	9.5
Deferred tax assets	11.2	11.6	14.1	15.7	14.8
Current receivables	174.4	175.2	149.6	172.9	209.5
Cash and cash equivalents	36.6	20.2	19.0	12.7	12.7
Total assets	**246.0**	**232.9**	**200.9**	**221.2**	**274.2**
EQUITY AND LIABILITIES					
Equity	81.6	75.5	67.8	60.3	79.2
Deferred tax liabilities	–	–	–	–	–
Liabilities to credit institutions	14.2	1.9	5.5	20.4	12.4
Other current liabilities	150.2	155.5	127.6	140.4	182.6
Total equity and liabilities	**246.0**	**232.9**	**200.9**	**221.2**	**274.2**
KEY FINANCIAL RATIOS					
Operating margin, %[1]	2.9	2.1	0.8	0.3	-2.6
Profit margin, %[1]	2.6	2.9	0.8	0.3	-2.6
Return on equity, %	14.9	21.3	0.2	-28.4	-26.6
Return on capital employed, %	26.7	28.5	5.1	-23.1	-26.1
Return on total assets, %	9.3	9.9	1.8	-8.0	-9.5
Equity/assets ratio, %	33.2	32.4	33.8	27.3	28.9
Risk-bearing capital, %	33.2	32.4	33.8	27.3	28.9
Number of FTEs, average[1]	1,469	1,353	1,189	1,282	1,522
Income per employee, SEK 000[1]	534	560	589	569	584
Earnings per share, SEK	0.80	0.93	0.11	0.15	-1.10

[1)] Continuing operations.
Definitions of the financial ratios above can be found on page 60.

DIRECTORS' REPORT

POOLIA AB (PUBL) CRN 556447-9912

The Board of Directors and the Managing Director of Poolia AB (publ), registered office Stockholm, Sweden, hereby present the Parent Company's annual accounts and the consolidated financial statements for the 2016 financial year. The following income statements, statements of comprehensive income, balance sheets, specifications of equity, cash flow statements and report of the accounting policies applied and notes represent Poolia's official financial statements. The Corporate Governance Report can be found on pages 24-29.

Business description

Poolia's business concept is to provide companies and organisations with the skills that, either temporarily or permanently, meet their needs for qualified professionals. Poolia focuses on temporary staffing and permanent placement in the business areas of Finance & Accounting, IT, Office Support, Human Resources, Sales & Marketing, Life Science & Engineering, Legal and Executive Search. Poolia conducted operations in three countries during the year: Sweden, Finland and Germany. The UK operations were divested on 28 February 2014 and are not included in the Group's revenue, earnings and financial ratios.

Poolia's segment reporting is based on internal reporting, which means that the segment reporting format is geographical regions. Poolia's geographical segments are Sweden, Finland and Germany. This is the level at which Poolia's chief operating decision-maker analyses the business operations. Poolia UK is reported under discontinued operations.

The poolia share

Poolia is listed on NASDAQ OMX Stockholm AB under the ticker POOL B. The Company's largest shareholder, Björn Örås, controlled 70.36% of the voting rights and 42.49% of the capital at the end of 2016. Björn Örås is also Chairman of the Board of Poolia AB. No other shareholder had a holding corresponding to voting rights of 10% or more.

THE 10 LARGEST SHAREHOLDERS AT 31 DECEMBER 2016

Name	A shares	B shares	Holding %	Votes %
Örås, Björn	4,023,815	3,251,445	42.49	70.36
AB Traction		1,407,000	8.22	4.24
Palmstierna, Fredrik		1,236,279	7.22	3.72
PSG Micro Cap		851,162	4.97	2.56
Wilkne, Thord		600,000	3.5	1.81
Placeringsfond Småbolagsfond, Norden		529,222	3.09	1.59
UBS Switzerland AG/Clients Account, Switzerland		401,800	2.35	1.21
Kungliga Konstakademien		400,000	2.34	1.20
Pizzignacco, Jenny		261,140	1.53	0.79
Örås, Sara		256,600	1.50	0.77
Total	**4,023,815**	**9,194,648**	**77.21**	**88.25**

The total number of shares issued is 17,121,996, of which 4,023,815 are A shares and 13,098,181 B shares. Each A share entitles the holder to one vote and each B share to 1/5 vote.

SEGMENT	SUBSIDIARY	HOLDING	SHARE OF SALES	ESTABLISHMENT
Poolia Sweden	Poolia Sverige AB (incl. commission subsidiary)	100%	70.5%	Gävle, Gothenburg, Jönköping, Linköping Malmö, Stockholm, Sundsvall, Umeå Uppsala, Örebro
	Poolia Malmö AB	100%		
	Poolia Executive Search AB	91%		
	Poolia Danmark A/S	100%		
Poolia Finland	Poolia Suomi Oy	100%	5.3%	Helsinki
	Poolia IT Oy	100%		
Poolia Germany	Poolia GmbH	100%	24.2%	Düsseldorf, Frankfurt, Hamburg, Hanover, Cologne, Mannheim, Munich, Stuttgart

There are no restrictions on the transferability of shares by reason of the provisions of the Articles of Association. The Company is not aware of any agreements between shareholders that would restrict the right to transfer shares. Nor are there any significant agreements to which the Company is a party and which take effect, alter or terminate upon a change of control following a takeover bid.

According to the Articles of Association, Board members are appointed annually at the AGM. The Articles of Association do not contain any restrictions in respect of the appointment or dismissal of Board members or in respect of amendments to the Articles of Association.

Decisions made must be in accordance with the Swedish Companies Act. There are no agreements between the Company and Board members or employees that define compensation in the event of resignation, dismissal without reasonable cause or termination of employment following a takeover bid, other than the agreements between the Company and senior executives described in note 8, which include termination benefits of up to 12 months' salary for the Managing Director and other senior executives.

Significant events in 2016

In brief

- Poolia continues to win contracts.
- Focus on public market begins.

Market conditions

The positive trend in the Swedish market continued in 2016. Sweden's economic boom is giving rise to a shortage of candidates.

In Germany, market demand for Poolia's services remains high as a result of the strong German economy. However, the lack of candidates has led to a lower conversion rate.

Poolia Finland's business showed a decline due to the country's protracted and deep recession.

A description of market conditions for each country can be found on pages 13-14.

Seasonal variations

Revenue from the temporary staffing business is highly dependent on the number of working days in the month and on holidays. Of these two factors, the number of days has the greater impact on earnings, mainly because some of the temps receive a fixed monthly salary, regardless of the number of working days. This is most common in Sweden and Germany. In Sweden, approx. 14% of temps receive a fixed monthly salary.

Revenue from temp assignments extends over a longer period than permanent placement revenues. Both temporary staffing and permanent placement revenues are lower during summer holiday periods.

Revenue

The Group's revenue for continuing operations increased by 3.6% to SEK 784.7 (757.1) million. Currency effects had a positive impact of 0.5% on revenue in 2016.

Temporary staffing continued to be the dominant service area, accounting for 88% (89%) of revenue. Permanent placement's share of revenue increased to 12% (11%).

The Swedish and German operations showed an increase in revenue compared with the previous year, both in temporary staffing and permanent placement. Poolia Finland experienced a decline in revenue for both.

Poolia Sweden's revenue was SEK 552.7 (528.6) million, an increase of 4.6%. Poolia Finland showed a decline in revenue, which fell by 16.0% to SEK 41.9 (49.9) million. Currency effects had a positive impact of 1.6% on revenue. Poolia Germany's revenue amounted to SEK 190.1 (178.6) million, an increase of 6.4%. Currency effects had a positive impact of 1.7% on revenue.

Earnings

Operating profit/loss for continuing operations was SEK 23.0 (16.0) million. Profit before tax amounted to SEK 20.5 (22.5) million. The operating margin was 2.9% (2.1%). Poolia Sweden reported an operating profit of SEK 5.1 (-1.6) million, with an operating margin of 0.9% (-0.3%). Poolia Finland's operating profit was SEK 0.9 (1.2) million, with an operating margin of 2.1% (2.4%). Poolia Germany's operating profit was SEK 17.0 (16.4) million, with an operating margin of 8.9% (9.2%). Poolia UK's operating profit/loss is reported under discontinued operations, and was SEK -0.7 (-0.7) million for the year.

The Group's net financial items amounted to SEK -2.5 (6.5) million. The positive net financial items during 2015 were due to a currency effect. The Group's tax expense was SEK -6.8 (-6.5) million.

Financial position

The Group's cash and cash equivalents at 31 December 2016 were SEK 36.6 (20.2) million. The Group's Swedish

business has an overdraft facility of SEK 40 (40) million. SEK 14.2 (1.9) million of this amount had been utilised at 31 December 2016. Cash flow from operating activities for continuing operations during the period was SEK 13.2 (18.4) million. The equity/assets ratio at 31 December 2016 was 33.2% (32.4%).

The policies that apply for financial risk management and exposure to various types of risks are described in note 4.

Investments

The Group's investments in non-current assets amounted to SEK 1.4 (2.0) million.

Goodwill

The Group's goodwill totalled SEK 18.7 (18.5) million. No impairment was identified during the annual testing. Measurement principles and a summary of the distribution of cash-generating units are shown in note 14.

Employees

The average number of full-time equivalents was 1,469 (1,353). The total number of employees at 31 December 2016 was 1,517 (1,551).

The vast majority of Poolia's employees are employed temps who go on short or long-term placements with clients in various sectors.

Internal staff, responsible for sales, follow-up and administration, make up about 13% of the entire workforce.

Poolia has a consistent, long-term human resources programme. Vital ingredients are regular employee satisfaction surveys and performance appraisals, skills development opportunities and good internal communication.

Poolia consistently complies with applicable laws and regulations in each country, in areas which include employment and wage models, working time, work environment and healthcare. For Poolia, equality in the workplace is a natural principle.

Environmental Information

Poolia does not engage in any operations that are subject to permit or notification requirements under the Swedish Environmental Code. One of the Company's core values is "to be the good company", and an integral part of this is taking environmental responsibility. This involves the Company comfortably fulfilling each country's requirements under environmental law for companies engaged in Poolia's type of business. Environmental adaptation is based on what is technically feasible, financially reasonable and environmentally justified, taking into account the Group's size and resources. Poolia was awarded ISO environmental certification under SS-EN ISO 14001:2004 Environmental Management System in 2012 and SS-EN ISO 14001:2015 in 2016.

Guidelines for remuneration of senior executives

The 2016 Annual General Meeting adopted guidelines for remuneration of senior executives. In 2016, the Company's senior executives were the Group management team, consisting of the CEO/Managing Director of the Parent Company, Country Managers in Sweden, Finland and Germany, the CFO and the HR Manager. The Board of Directors will propose to the 2017 AGM that the guidelines for remuneration of senior executives remain unchanged.

Policy

It is Poolia's aim to offer market conditions that enable the Company to recruit and retain qualified personnel. Remuneration of senior executives consists of a fixed salary, variable remuneration, a pension and other standard benefits.

Remuneration is based on the individual's commitment and performance against pre-established targets – both individual and Company-wide. Individual performance is evaluated continuously.

Fixed salary

The fixed salary is normally subject to an annual review, which takes into account the quality of the individual's performance. The Managing Director and other senior executives will receive market-based fixed salaries.

Variable remuneration

Variable remuneration is based on the individual's area of responsibility and the Group's revenue and/or earnings growth. Senior executives' variable remuneration can amount to a maximum of 40% of the fixed salary. The actual figure was a SEK 0.8 (1.1) million.

Decisions about share-based and share-price-related incentive schemes for senior executives are made at the AGM.

Other benefits and terms of employment

In addition to retirement benefits under the Swedish National Insurance Act, the Managing Director also has a personal defined-contribution pension agreement. Other senior executives are covered by defined-contribution pension plans that are essentially equivalent to the premium level of the ITP plan. The minimum retirement age for all senior executives is 65.

Senior executives are entitled to three, six or twelve months' notice for voluntary and involuntary termination of employment. A monthly salary is payable throughout the period of notice, subject to deduction for any other pay received during this period. There are no agreements on additional termination benefits for senior executives.

Derogation from the guidelines

The Board is entitled to derogate from the guidelines if it determines that there are special grounds for doing so in a particular case.

Parent Company

The Parent Company engages in general Group management, development, IT operation and system administration and financial management. The Parent Company's revenue for 2016 was SEK 16.8 (20.4) million. Profit/loss after financial items was SEK 8.8 (-0.7) million.

Risks and uncertainties

All business activities involve some degree of risk. Poolia continuously assesses what risks the Company is exposed to and minimises them through preventive measures and action plans for dealing with any risk-related situations that arise. The risks that the Poolia Group faces can be divided into three categories – operational risks, legal risks and financial risks.

Operational risks

The economy and demand

Although there is underlying structural growth in the staffing sector, the volume is also affected by economic fluctuations. There is a high level of correlation between growth in the staffing sector and in the economy in general.

It is usually the case that when general economic growth slows or stagnates, the staffing services market suffers a reverse. This is because so far when the economy has weakened, client companies have found themselves overstaffed, with less need to bring in temporary workers from outside. During a recession, the need for permanent placement services also decreases significantly. A challenge for Poolia is to respond to economic fluctuations while maintaining profitability.

Risks in a strong economy

During periods of increased growth, the business is dependent on how successfully Poolia is in attracting and recruiting qualified professionals. One success factor is the availability of the skills that are in demand, and the rate of growth will be largely determined by this.

Risks in a weak economy

In an economic downturn, Poolia's profitability depends on how quickly the Company perceives and interprets market signals and how well it adapts costs during the downturn. We also work constantly to increase the proportion of variable costs.

The largest expense item is payroll costs and the Company has variable payroll systems for temps and internal staff. At present, most of Poolia employees have partly variable remuneration. For fixed costs such as premises and IT, we strive constantly to optimise the commitment period in relation to cost and to create flexibility by paying per-user with regard to IT-related costs.

Client dependence

Poolia's business is based on delivering quality that creates satisfied clients who then continue to purchase services from Poolia. We follow up our assignments with with a survey to ensure client satisfaction. This means we are able to obtain quality assurance for individual assignments and to develop our processes.

Generating a large proportion of revenue from a small number of individual clients or clients in one sector always presents a risk for a company like Poolia. We work actively on client segmentation to create a good spread of sectors and client sizes in order to reduce our dependence on individual client companies and sectors. In 2016, the ten largest clients accounted for 29% of the Group's total revenue, which is unchanged from the previous year. No single client accounts for more than 10% of total Group revenues.

Staff dependence

Like all service companies, Poolia is dependent on the employees within the business. We work in line with our ISO processes to minimise staff dependence and achieve higher efficiency and quality in what we deliver.

Liability risks

Poolia's liability risks are primarily the risks of a temp causing damage to a client's business or property, and

employee injuries. Poolia's policy is to avoid assuming responsibility for supervision, but rather to provide the client with the requested competence. Information about the temp's skills and background that is relevant to the assignment is routinely provided for all assignments. The Group has adequate insurance cover for liability risks, in accordance with Poolia's general terms of delivery.

Property risks
Poolia's operations are conducted in leased premises that are exposed to the risk of break-ins, sabotage and fire. Poolia leases all the computers, with the value being protected by the lease and its insurance. Poolia also works continuously to process digital information in accordance with ISO 27001 (information security), thereby reducing the risk of loss of digital information.

As Poolia's entire IT operations are outsourced, Poolia IT platform has a high level of flexibility, security and availability. This enables Poolia to quickly start operations at a new location.

Legal risks

Demand for Poolia's services is largely dependent on the laws and regulations that affect the labour market and staffing sector in the countries where we operate. This means that future amendments to these laws and regulations may affect Poolia, both positively and negatively. Country managers are responsible for closely monitoring developments in this area, and this includes obtaining information from the trade association in their own country.

Financial risks

Poolia is exposed to various types of financial risks. The Company's overall policy for financial risk management is to endeavour to minimise the negative effects of market fluctuations on the Group's earnings at all times. However, there is no hedging of currency exposure arising on transactions with foreign subsidiaries. The Company works to ensure that, whenever possible, profit in foreign entities is distributed to the Swedish parent company. The Group's financial policy is established annually by the Board and regulates how financial risks are managed and what financial instruments may be used.

Currency risk
Currency risk is the risk that the Group's earnings will be adversely affected by exchange rate movements. Poolia's currency exposure arises from intra-group financing and the translation of foreign subsidiaries' balance sheets and income statements to Swedish kronor. Translation exposure refers to translation from EUR, GBP and DKK. The financial policy states that translation exposure shall not be hedged. Translation of foreign subsidiaries had a positive effect of SEK 3.0 (-7.6) million on consolidated equity in 2016. Poolia does not have any other currency exposure at present.

Interest rate risk
Interest rate risk is the risk that the Group's net interest income will be adversely affected by changes in market interest rates. The Group's interest rate risk exposure was insignificant at the reporting date. Poolia does not have any holdings of interest-bearing financial liabilities other than the overdraft facility of SEK 40 (40) million, and the Company's interest-bearing financial assets consist primarily of unrestricted bank funds. A one percentage point change in market interest rates would affect all of the Group's interest-bearing assets and liabilities. The impact on earnings before tax would be approx. SEK 0.1 million.

Credit and counterparty risk
Credit and counterparty risk is the risk that the counterparty to a transaction will be unable to discharge its obligations, thereby causing the Group to incur a loss. The Group is exposed to credit and counterparty risk if excess liquidity is invested in financial assets. In order to limit counterparty risk, only counterparties with a high credit rating in accordance with the financial policy are accepted. There were no derivatives at 31 December 2016.

Poolia's largest operating assets are trade receivables. Bad debts may arise in a business relationship or a dispute after a client has become insolvent. Poolia's receivables from a single client are relatively small in relation to to the outstanding trade receivables portfolio. This means that the risk of client defaults is insignificant. The Group applies a credit policy that includes credit checks and careful payment tracking. Commercial credit risk within the Group is minimal as there is no significant credit risk concentration in respect of a particular client, counterparty or geographical region. The maximum credit risk corresponds to the carrying amount of Poolia financial assets.

Liquidity risk and cash flow risk
Liquidity risk is the risk that the Group will encounter difficulty in obtaining funds to meet its obligations associated with financial instruments. At present, Poolia's cash and cash equivalents are placed in accounts or short-term deposits with banks. The Group currently has no need of refinancing.

Expected future development

The economies of Sweden and Germany showed growth in 2016, It is our assessment that this will also be the case in 2017. The strong economy is having a positive effect on demand for both temporary staffing and permanent placement services, but growth in temporary staffing is being adversely affected by a shortage of candidates. Finland is still in a recession, but we have started to see improved demand.

The effects of the economy on Poolia's business are described in more detail in the section Risks and uncertainties above.

Events after the reporting date

There were no significant events to report after the end of the period.

Proposed distribution of profits

With positive earnings, Poolia's operations generate a positive cash flow in excess of working capital requirements. The goal for the return to shareholders, according to the dividend policy, is that the dividend shall normally exceed 50% of the Group's profit after tax. The Company's growth strategy is mainly concerned with organic growth. Acquisitions may be relevant in exceptional cases, particularly when entering new markets.

The Group's profit after tax for continuing operations for the 2016 financial year is SEK 11.7 million. The Board proposes that the Annual General Meeting adopt a dividend of SEK 0.6 per share, to a total value of SEK 10,273,198.

The proposed dividend represents 88 percent of net profit for the year and is justified by the Group's strong balance sheet and confidence in the Group's future development. Poolia's equity/assets ratio after the proposed dividend will be 30.3 percent. The proposed dividend is reasonable pursuant to the second and third paragraphs of section 17:3 of the Companies Act.

The following amounts (in SEK) are at the disposal of the AGM

Retained earnings	5,695,464
Profit/loss for the year	8,225,112
	13,920,576

The Board proposes that the profits be distributed as follows:

Payment to shareholders	10,273,198
Carried forward	3,647,378
	13,920,576

CORPORATE GOVERNANCE REPORT

Description of Poolia

Poolia AB is a Swedish public company with its registered office in Stockholm. The Company is the parent company of the Poolia Group (Poolia). In 2016, the Group conducted operations in Sweden, Finland and Germany. Poolia's B shares are listed on NASDAQ OMX Stockholm AB.

Regulatory framework

Poolia's corporate governance is regulated by Swedish law, primarily the Swedish Companies Act, and the Stockholm Stock Exchange's Rules for Issuers, which also include the Swedish Corporate Governance Code (the Code). In addition to legislation, regulations and recommendations, the Articles of Association are also central to the governance of the Company. The Articles of Association are available at www.poolia.com.

Poolia's application of the Code

Poolia applies the Code with no derogations.

Corporate governance

LARGEST SHAREHOLDERS, BY SHAREHOLDER GROUP, 31 DEC 2016

	Shares	Votes (%)
Örås, Björn*	7,275,260	70.36
AB Traction*	1,407,000	4.24
Palmstierna, Fredrik	1,236,279	3.72
PSG Micro Cap*	851,162	2.56
Wilkne, Thord	600,000	1.81
Nordea Investment Funds	532,222	1.60
UBS Switzerland AG/Clients Account, Switzerland	401,800	1.21
Kungl. Konstakademien	400,000	1.20
Pizzignacco, Jenny	261 140	0.79
Örås, Sara	256,600	0.77

* Representative on the Nomination Committee

OWNERSHIP CATEGORIES

	Shareholding (%)
Swedish private individuals	69.44
Foreign owners	7.34
Financial companies	9.69
Other financial companies	8.22
Public sector	2.34
Representative organisations	0.83
Other	2.20


EXTERNAL AUDIT (AUDIT COMPANY)
EXTERNAL REGULATORY FRAMEWORK
Swedish Companies Act
Listing agreement
Swedish Corporate Governance Code
ANNUAL GENERAL MEETING
BOARD OF DIRECTORS
MANAGING DIRECTOR
GROUP MANAGEMENT
STAFF FUNCTIONS
SEGMENTS WITHIN POOLIA
INTERNAL REGULATORY FRAMEWORK
Articles of Association
Board's rules of procedure
Division of work Board/MD
Decision-making procedures
Policies, rules, guidelines and instructions
INTERNAL CONTROL ENVIRONMENT
NOMINATION COMMITTEE
Election and remuneration of Board Directors and Auditors

Annual General Meeting

The Annual General Meeting of Poolia AB is the Company's highest decision-making body through which shareholders exercise their influence as owners of the Company. Among the AGM's main tasks are adoption of the balance sheets and income statements and to make decisions on the appropriation of profits, remuneration guidelines for senior executives and the discharge from liability of the Board and Managing Director and CEO.

Following proposals from the Nomination Committee, the Meeting elects Board members to serve until the end of the next AGM and adopts principles for appointing a Nomination Committee for the next AGM. All shareholders who are recorded in the share register and notify the Company of their intention to attend in accordance with the issued Notice are entitled to participate in the AGM. Each class B share represents 1/5 of a vote, while each class A share represents one vote. However, all shares carry equal rights to a share of the Company's assets and profits.

2016 Annual General Meeting

The most recent AGM was held on 27 April 2016 in Stockholm. The Meeting was attended by shareholders representing 80.67% of the voting rights and 62.48% of the capital. On the proposal of the Nomination Committee, Björn Örås, Dag Sundström, Anna Söderblom and Lennart Pihl were re-elected to the Board and Marika Skärvik was elected as a new member. Björn Örås was re-elected as Chairman of the Board. No Deputy Chairman was elected. The AGM also approved Board fees of SEK 500,000 (500,000) to be paid to the Chairman and SEK 185,000 (185,000) to each of the Board members not employed by the Company.

The AGM adopted the 2015 income statements and balance sheets in accordance with the Board's proposal. The Meeting also discharged the Board members and the Managing Director from liability for the 2015 financial year. In addition, the Meeting adopted:

- The Nomination Committee's proposed principles for appointing the Nomination Committee.
- The guidelines for remuneration of senior executives.

2017 Annual General Meeting

The Annual General Meeting dealing with the 2016 financial year will be held at the Company's premises in Stockholm, at Kungsgatan 57 A, 4th floor, at 4 p.m. on 3 May 2017. The Annual Report will be available from 11 April 2017 on the Company's website www.poolia.com. The Notice of the Meeting has been published in the Official Swedish Gazette and as an announcement in Dagens Industri on 29 March 2017. Shareholders wishing to have business considered at the Meeting can find the submission deadline and address on the Company's website.

Board of Directors

Responsibilities of the Board

Poolia's Board of Directors has overall responsibility for the organisation and management of the Company and for ensuring that guidelines for the management of the Company's funds are appropriately structured and complied with. The Board is also responsible for preparing and evaluating Poolia's overall long-term strategies and goals, determining budgets and business plans, reviewing and approving financial statements, adopting general guidelines, making decisions on matters relating to acquisitions and disposals of operations and deciding on major investments and significant changes to Poolia's organisation and operations. The Board assists the Nomination Committee in preparing proposals for the Company's auditor and the auditor's remuneration and is also responsible for maintaining regular contact with the Company's auditor. The Board appoints the Managing Director and draws up the Managing Director's written instructions. The Board defines salaries and benefits received by the Managing Director and other senior executives based on the guidelines adopted by the Annual General Meeting. The Board must work in the best interests of the Company and all of its shareholders at all times.

Composition of the Board

Following the 2016 AGM, Poolia's Board has consisted of five members. The Managing Director does not serve on the Board, but may attend meetings in a reporting capacity with the Company's CFO. Other officials of the Company may also attend in a reporting capacity. For a more detailed presentation of the Board members, see page 31.

Board independence

The members of Poolia's Board are considered independent of the Company and its shareholders, apart from Björn Örås who as principal owner is not considered independent.

Nomination Committee

The Nomination Committee is the body charged by the AGM to prepare the Meeting's resolutions for election and remuneration issues. In accordance with a decision by the 2016 AGM, the Chairman of the Board shall, no later than the end of the third quarter of the year before the meeting, contact the three largest shareholders of the Company, who will then each appoint one member to serve on the Nomination Committee. If any of the three largest shareholders waive their right to appoint a member to the Nomination Committee, the next shareholder in size is asked to appoint a member. The term of office for the Nomination Committee lasts until a new Committee

is appointed. The composition of the Nomination Committee shall be announced no later than the publication of the Company's Q3 report or as a special public notice no later than six months before the AGM. This ensures that all shareholders receive information at the same time about the persons to contact for nomination matters.

The Nomination Committee is constituted on the basis of known shareholdings in the Company as of 31 August of the year before the AGM. If an owner who did not appoint a member of the Nomination Committee becomes one of the three largest shareholders after the Committee has been formed, the Nomination Committee may, if it considers it necessary, offer this owner the opportunity to appoint a member of the committee. Changes to the Nomination Committee must be made public immediately.

The Nomination Committee prepares and presents to the AGM proposals on:

- Election of a person to chair the Meeting.
- Election of the Chairman and other members of the Company's Board.
- Board fees for the Chairman and other Board members and payment for any committee work.
- Election of auditors, deputy auditors and their fees (if applicable).

Members of the Nomination Committee shall not receive any remuneration. The Nomination Committee may, with the approval of the Chairman, charge the Company for consultancy and other expenses necessary for the Committee to fulfil its duties.

Poolia's Nomination Committee was appointed on 01 December 2016. The Nomination Committee until the 2017 AGM consists of Petter Stillström, AB Traction, Emil Ahlberg, PSG Capital and Björn Örås. Emil Ahlberg was appointed Chairman of the Nomination Committee. The Nomination Committee has held two meetings prior to the adoption of the Annual Report.

Chairman of the Board

The Chairman leads the Board's work, ensuring that it is conducted in accordance with laws and regulations. The Chairman monitors the business operations through dialogue with the Managing Director and is responsible for ensuring that the other Board members receive sufficient information and decision-support material for their work. The Chairman coordinates the annual evaluation of the work of the Board and the Managing Director, and notifies the Nomination Committee of the results. The Chairman is also involved in the evaluation and development of the Group's senior executives. The Chairman represents the Board both externally and internally. Björn Örås was re-elected as Chairman at the 2016 Annual General Meeting. He has been Chairman of the Board since 2000.

Work of the Board

The work of the Board in 2016

The Board held six regular meetings, one strategy meeting and one statutory meeting in 2016. At these meetings, the Board discussed the fixed items on the agenda of each meeting. These items included the business status, market conditions, financial reporting, budgets, forecasts and projects. In addition, overall strategic issues relating to the Company's focus, the external environment and growth opportunities were analysed. The Managing Director and CFO have been co-opted onto the Board and attend all meetings, apart from those that consider matters related to remuneration of senior executives and the evaluation of the work of the Board and the Managing Director. One or more country managers or heads of staff functions have attended Board meetings on three occasions during the year to present the results of their operations.

The Board comprised the following AGM-elected members: Björn Örås (Chairman), Lennart Pihl, Marika Skärvik, Dag Sundström and Anna Söderblom. (For information about Board members' principal assignments outside the Group and their shareholdings in the Company, see page 31.) Meeting attendance is reported below.

Audit Committee

In 2016, the Audit Committee consisted of the Board in its entirety. The Audit Committee is responsible for preparing the Board's work, ensuring quality in Poolia's financial reporting, meeting the Company's auditor to discuss issues including the external audit and views on the Company's risks, establishing guidelines on the non-auditing services that Poolia may procure from its auditors, evaluating the auditing work and informing the Nomination Committee of this, and assisting the Nomination Committee in producing proposals for the election of auditors and remuneration of audit work. The Audit Committee also monitors the effectiveness of Poolia's risk management and internal control over financial reporting. The Audit Committee meets Poolia's auditor at least twice a year, and at least one of these occasions must be without the presence of executive management.

Remuneration Committee

In 2016, the Remuneration Committee consisted of the Board in its entirety. The Committee deals with terms of employment and benefits for the Managing Director. The Committee also deals with issues related to remuneration of other senior executives. The Committee will receive information on the Company's total remuneration of senior executives. If incentive schemes such as share option or

BOARD STRUCTURE AND ATTENDANCE

Member	Elected	Position	Attendance	Independent of the Company and its Management	Independent of the Company's major shareholders
Björn Örås	1989	Chairman	8/8	Yes	No
Marika Skärvik	2015	Member	8/8	Yes	Yes
Dag Sundström	2011	Member	8/8	Yes	Yes
Anna Söderblom	2013	Member	7/8	Yes	Yes
Lennart Pihl	2013	Member	8/8	Yes	Yes

similar programmes are proposed to executive management or other employees, decision-support material must be provided to shareholders prior to the meeting and this material must clearly show the motives, important conditions, any dilution and the estimated cost of the programme to Poolia in the case of different outcomes.

Managing Director (CEO)

The Managing Director leads the Company's operations within the framework defined by the Board of Directors. The most recent instructions for the Managing Director were approved by the Board on 27 April 2016 and stipulate the role of the Managing Director in the Company. The Managing Director provides necessary information and decision-support material for Board meetings. The Managing Director or his representative acts as a rapporteur to the Board. The Managing Director keeps the Board of Directors and the Chairman regularly informed about the Company's financial position and performance. The Board annually evaluates the Managing Director's working methods and performance.

Group Management

The Managing Director of Poolia AB leads Group Management, which, in addition to the MD, consists of the executives appointed by him. Management represents a consulting body to the Managing Director and pursues overall policy and development issues within Poolia. Group Management convenes in the manner determined by the Managing Director. Group management meets once a week to go through the current status for each country. The CFO is required to report to the Board. The aim of this reporting obligation is to ensure that all significant financial information reaches the Board.

GROUP MANAGEMENT AT 1 MARCH 2017

Name	Position	Employed
Morten Werner	CEO	2014
Fredrik Johansson	CFO	2017
Tobias Rebenich	MD Poolia Germany	2011
Jose Majanen	MD Poolia Finland	2007

Internal management and control

The Board is responsible for ensuring that the Company has satisfactory internal control and formalised procedures for achieving compliance with established financial reporting and internal control policies and that the Company's financial statements are prepared in accordance with legal requirements, applicable accounting standards and other requirements for listed companies.

Financial reporting

Interim and year-end reports are dealt with by the Board and issued by the Managing Director on behalf of the Board. The Managing Director is responsible for ensuring that the accounting records of Group companies are maintained in accordance with the law and that finances are managed responsibly.

Consolidated accounts are prepared on a monthly basis and submitted to the Board and Group Management. The systems and IT environment at Poolia have been harmonised into common systems for all companies. A common financial manual and monthly check lists have been implemented as tools for ensuring correct reporting. Each month, the Country Managers and their Financial Managers prepare a report describing the previous period, the current situation and an outlook for the coming period. The purpose of these reports is to provide an update on the business status and the financial situation and to highlight any risks that have arisen. In addition to these tools, monthly analysis and follow-up meetings have been introduced for each segment between the Managing Director, the CFO and/or Financial Controller and the Country Manager and Financial Manager.

Internal audit

It is the Board's assessment that Poolia does not need to create a separate audit function in addition to its existing internal control processes and functions. The monitoring conducted by the Board and management is considered to fulfil the need. However, an assessment is conducted annually to ascertain whether such a function is necessary to maintain effective controls within the Company.

Auditors

The 2016 AGM appointed Deloitte AB as Poolia's auditing company, with Henrik Nilsson as Chief Auditor, for a period of one year. Henrik Nilsson is an authorised public accountant and partner at Deloitte AB. It is Poolia's assessment that Henrik Nilsson does not have any relationship to Poolia or associates of Poolia that might affect the auditor's independence in relation to the Company. Henrik Nilsson is also considered to possess the requisite expertise to perform the duties as Poolia's auditor. During the year, Henrik Nilsson attended two Board meetings at which he gave a verbal and written report on the audit.

The Board's description of internal control over financial reporting

The Board of Directors is responsible for internal control in accordance with the Swedish Companies Act and the Swedish Corporate Governance Code. The internal control description is based on the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, COSO. The five framework components on which the report is based are the control environment, risk assessment, control activities, information and communication, and monitoring.

Control environment

Effective Board work is the foundation of good internal control. The Board has established structured processes and rules of procedure for its work. An important task of the Board is to develop and approve basic rules and guidelines. Employees have access to the guidelines, via Poolia's intranet and other channels. It is Poolia's aim for the control environment to be permeated by the Company's "good company" values, i.e., adherence to laws and regulations, professionalism and creation of trust.

A further aim of the Board's work is to ensure that the organisation is structured and transparent, with responsibilities and processes that are conducive to the effective management of operational risks and that facilitate goal achievement. Poolia's internal and external reporting is divided according to functions, and the associated responsibility is defined. Responsibility is distributed across the different segments (Poolia Sweden, Poolia Finland and Poolia Germany). The responsibilities of the staff functions are divided into administration, accounting, payroll, finance and IT.

Poolia has a conceptual framework that guides all the decisions and actions throughout the organisation. The basis of this framework is the business plan, our ISO processes, the financial manual and guidelines designed to achieve an efficient, structured and coherent approach within the Company. The guidelines include instructions for the CEO and the Managing Directors of subsidiaries, the financial policy, information policy and decision-making rules. Authorisation rules are in place to enhance control on decisions regarding investment, costs and contractual relations. Regular reviews are conducted to ensure that guidelines and policy documents are up to date. In addition, there are procedures for them to be adapted if so required by external circumstances.

Risk assessment

Risk assessment procedures that are incorporated into operating activities and follow-up processes ensure the preparation of accurate financial reporting. The Financial Managers of the subsidiaries and the CFO have special responsibility for risk analysis, the application of laws and regulations and the quality of financial reporting.

Integrated systems, established monitoring procedures and analysis of key ratios are important components in identifying risks of material misstatement in the financial statements. Risk assessment, risk identification and improvement of procedures is based on the CEO defining specific areas of the financial reporting process that will be prioritised and focused on. The CFO and Financial Managers of the subsidiaries work though the focus areas together. The process aims to ensure that material risks are identified and any required measures are reported to the CEO and Managing Directors of the subsidiaries. Areas covered include procedures for monitoring liquidity, trade receivables, deviation analyses, credit, insurance cover, revenue and payroll processes, management processes and approval and authorisation processes.

To monitor market trends, the Managing Directors of the subsidiaries prepare monthly reports, which show the company's position in relation to the market and competitors. The reports are followed with regard to the market, demand, earnings trends and any necessary organisational changes.

Control activities

The Company has built up a control structure based on its most critical processes. The purpose is to prevent, detect and correct any errors or discrepancies that arise in financial reporting, and to prevent irregularities and different types of incidents that may be hostile to the Company. The risks that are monitored are those considered most significant according to the risk assessment.

The CFO and the Financial Managers of the subsidiaries set requirements for accurate financial reporting and relevant monitoring and, if necessary, deviation analysis. Monitoring is a continuous process and mainly takes the form of monthly reports which the Financial Managers of the subsidiaries prepare and present to the CFO, CEO and

Managing Directors of the subsidiaries. Poolia's monthly reports include financial and non-financial key performance indicators.

The reports are reviewed by the Managing Director and Financial Managers of each country and the CEO, CFO and/or Financial Controller at monthly teleconferences. Monthly reports are based on information from the financial system. Standardisation of reporting makes it easier to review and monitor the growth, performance and risk analysis for each country.

Information and communication

The Company's main policy documents in the area of regulations, guidelines and manuals, insofar as they relate to financial reporting, are regularly updated and communicated via the intranet, internal meetings and other targeted distribution of policy documents. Overall strategic polices are communicated throughout the organisation to ensure that all employees have fully understood their content and thereby act in accordance with them.

To ensure effective dissemination of internal communication, there are guidelines and procedures on how financial information is communicated between management and employees, and between the Parent Company and subsidiaries. The Board has established an information policy on communication with external parties. The policy provides guidelines on what should be communicated, who should communicate it and how it should be communicated.
The purpose of the policy is to ensure that information obligations are fulfilled in a correct and complete way. For shareholders and other external stakeholders wishing to follow the Company's progress, up-to-date financial information is published regularly on Poolia's website.

Monitoring

Monitoring internal control and its effectiveness is an integral part of day-to-day operations. The Board's work includes regular monitoring of the effectiveness of internal controls and discussion of significant issues in the area of accounting and reporting.

The Board's evaluation of the business performance and results is part of the responsibility structure, and is conducted using an appropriate package of reports containing results, forecasts and analyses of key factors.
Control and monitoring of activities comes under the management of the Parent Company and subsidiaries, but is also the responsibility of employees in the course of their duties. Any shortcomings and errors in the internal control and monitoring systems must be reported to the immediate superior.

Policies, guidelines and procedures are updated and evaluated as necessary, but at least annually. The Board is responsible for communicating and keeping general policy documents updated. The Managing Director or head of the staff function concerned is responsible for other documents. Recommendations from external auditors conducting independent audits of internal controls within the framework of the statutory audit are reported to management and the Board. The recommendations are followed up and, if necessary, measures are implemented to control the potential risk.

Poolia will continue to work pro-actively on risk management and internal controls by annually assessing and updating internal policy documents and guidelines. The aim of this work is to ensure that internal controls are maintained at a satisfactory level.


POOLIA AB
BUSINESS CONTROL
POOLIA SWEDEN
POOLIA GERMANY
POOLIA FINLAND

Poolia AB's role in the Group is to work on overall policy and development issues, Group-wide support functions and the provision of support to the operational entities. The country managers have full responsibility for the operations in their own country, including the income statement and balance sheet, sales and marketing, finance, business development and HR.

GROUP MANAGEMENT



Morten Werner
CEO of Poolia AB, Managing Director of Poolia Sweden
Born 1949
Employed at Poolia since 2014.

EDUCATION: MBA, University of Southern California.

BACKGROUND: Managing Director of Hasselfors Garden, Pandora Management, Orasolv and Feelgood Svenska, Managerial positions at GE Capital.

SHAREHOLDING: 200,000 and 200,000 through insurance.



Fredrik Johansson
CFO
Born 1981
Employed at Poolia since 2017.

EDUCATION: Master's degree in Economics, specialising in Business Administration, Uppsala University.

BACKGROUND: CFO Wasa Kredit AB, Audit Senior at Deloitte AB.

SHAREHOLDING: 0



Tobias Rebenich
Managing Director of Poolia Germany
Born 1971
Employed at Poolia since 2011.

EDUCATION: Banking apprenticeship, Chamber of Commerce, Economics studies.

BACKGROUND: Area Manager, Amadeus FiRe Germany, Senior Manager, Robert Half Germany, Branch Manager, Manpower Germany.

SHAREHOLDING: 0



Jose Majanen
Managing Director of Poolia Finland
Born 1969
Employed at Poolia since 2007.

EDUCATION: Degree in Economics and Sociology, University of Bremen.

BACKGROUND: Regional Manager, Manpower Finland, Industrial Liaison Officer, Centre for International Mobility in Finland.

SHAREHOLDING: 0

BOARD OF DIRECTORS



Björn Örås
Chairman of the Board
Born 1949
Board Member since establishment in 1989.

EDUCATION: B.A. (Econ), Lund University.

BACKGROUND: Product Manager, Pierre Robert, Product Group Manager, IKEA, MD and Advertising Agency Director, Appel & Falk, Blanking, Managing Director, Poolia. Own business: Björn Örås Marketing, Karat Utveckling, SMA.

DIRECTORSHIPS: Chairman of Uniflex AB, Dedicare AB, Bro Hof Slott.

SHAREHOLDING: 7,275,260



Lennart Pihl
Born 1950
Board Member since 2013.

EDUCATION: M.Sc (Econ).

BACKGROUND: Own consulting business since 2004. Formerly MD of Bong Ljungdahl and Acrimo. Consultant assignments: interim MD of Green Cargo, Konstruktions-Bakelit, Brio Lek & Lär and AuraLight

DIRECTORSHIPS: Chairman of Nordic Room Improvement AB, Green Cargo AB, Bertex AB, Olivetree AB, Ingape AB, Heatex Holding AB, Board member of Avega Group AB.

SHAREHOLDING: 10,000



Marika Skärvik
Born 1963
Board Member since 2015.

EDUCATION: Market economy at RMI Berghs. Studies in Economics and Law at Stockholm University.

BACKGROUND: MD Performance Potential AB. Previous positions as Sales Manager Saven AB, Business Development Microsoft, MD NetCenter, Business Area Manager Tieto, MD Carlson Wagonlit, MD Hudson Norden.

DIRECTORSHIPS: Chairman of STCC AB, Board member of Optronic i Norden AB, Springlife AB.

SHAREHOLDING: 500



Dag Sundström
Born 1955
Board Member since 2011.

EDUCATION: M.Sc. (Eng. Physics), Royal Institute of Technology, Stockholm, M.Sc. (Econ), Stockholm School of Economics.

BACKGROUND: Management Consultant, Director, McKinsey & Company Inc., Managing Director and CEO, Teleca AB, XLENT Consulting Group, own business Dag Sundström Consulting AB, InterPares Management Consultants.

DIRECTORSHIPS: Raoul Wallenbergskolorna AB, DS Holding AB, Dedicare AB.

SHAREHOLDING: 3,000



Anna Söderblom
Born 1963
Board Member since 2013.

EDUCATION: Mathematics graduate, Lund University, PhD (Econ), Stockholm School of Economics.

BACKGROUND: Researcher and tutor at Stockholm School of Economics. Formerly Marketing Director at Microsoft Nordic and Posten Brev, and Investment Manager at Industrifonden.

DIRECTORSHIPS: Chairman of Avega Group AB, Advenica AB, Board member of Almi Företagspartner AB, Excanto AB, Länsförsäkringar Liv Försäkringsaktiebolag.

SHAREHOLDING: 15,000

SWEDISH MANAGEMENT TEAM



Morten Werner
CEO of Poolia AB, Managing Director of Poolia Sweden
Born 1949
Employed at Poolia since 2014.

EDUCATION: MBA, University of Southern California.

BACKGROUND: Managing Director of Hasselfors Garden, Pandora Management, Orasolv and Feelgood Svenska, Managerial positions at GE Capital.

SHAREHOLDING: 200,000 and 200,000 through insurance.



Charlotte Järeby Hellman
Deputy Managing Director
Born 1973
Employed at Poolia since 2001.

EDUCATION: Service Management programme, Gothenburg University.

BACKGROUND: Account Manager Manpower Nyckelkunder, Sales Manager Provobis Frimurarehollet, Linkoping.

SHAREHOLDING: 0



Fredrik Johansson
CFO
Born 1981
Employed at Poolia since 2017.

EDUCATION: Master's degree in Economics, specialising in Business Administration, Uppsala University.

BACKGROUND: CFO Wasa Kredit AB, Audit Senior at Deloitte AB.

SHAREHOLDING: 0



Anna Svanberg
Deputy Managing Director
Born 1966
Employed at Poolia since 2015.

EDUCATION: B.A. in Information Science, Political Science, Psychology, Uppsala University.

BACKGROUND: Business Area Manager, Sales Manager, Regional Manager Manpower, Consultant Patos Konsult AB, CEO Proffice Care.

SHAREHOLDING: 0

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Amounts in SEK 000	Note	2016	2015
OPERATING INCOME	6	784,751	757,115
OPERATING EXPENSES			
Other expenses	9,16	-61,290	-58,169
Staff costs	8	-696,768	-680,003
Depreciation and amortisation of assets	15,16	-3,655	-2,937
Operating profit/loss	**7**	**23,038**	**16,006**
PROFIT/LOSS FROM FINANCIAL INVESTMENTS			
Interest and similar income	11	106	6,802
Interest and similar expense	12	-2,591	-322
Profit/loss after financial items		**20,553**	**-22,486**
Tax	13	-6,803	-6,528
Profit/loss for the year from continuing operations		**13,750**	**15,958**
DISCONTINUED OPERATIONS			
Profit/loss for the year from discontinued operations	26	-2,058	-662
Profit/loss for the year		**11,692**	**15,296**
OTHER COMPREHENSIVE INCOME			
ITEMS THAT MAY BE RECLASSIFIED TO PROFIT OR LOSS			
Translation differences	4	2,951	-7,629
Comprehensive income for the year		**14,643**	**7,667**
PROFIT/LOSS FOR THE YEAR ATTRIBUTABLE TO:			
Shareholders of the Parent		11,692	15,296
Non-controlling interests		0	0
Basic and diluted earnings per share from continuing and discontinued operations, SEK	21	0.68	0.89
Basic and diluted earnings per share from continuing operations, SEK	21	0.80	0.93
COMPREHENSIVE INCOME FOR THE YEAR ATTRIBUTABLE TO:			
Shareholders of the Parent		14,643	7,667
Non-controlling interests		0	0

CONSOLIDATED BALANCE SHEET

Amounts in SEK 000	Note	31/12/2016	31/12/2015
ASSETS			
NON-CURRENT ASSETS			
Goodwill	14	18,689	18,504
Other intangible assets	15	4,172	5,647
Property, plant & equipment	16	944	1,679
Deferred tax assets	13	11,195	11,624
Total non-current assets		**35,000**	**37,454**
CURRENT ASSETS			
Trade receivables	18,25	115,409	115,597
Current tax receivables		7,026	8,873
Other receivables		280	160
Prepayments and accrued income	19	51,613	50,579
Cash and cash equivalents	25,27	36,631	20,204
Total current assets		**210,959**	**195,413**
Total assets		**245,959**	**232,867**

EQUITY AND LIABILITIES			
EQUITY			
Share capital	20	3,424	3,424
Other paid-in capital		187,658	187,658
Provisions		-5,697	-8,648
Retained earnings	21	-103,813	-106,944
Non-controlling interests		9	9
Total equity		**81,581**	**75,499**
CURRENT LIABILITIES			
Current liabilities to credit institutions	23	14,163	1,874
Trade payables	25	16,538	22,014
Other liabilities		49,761	47,388
Accruals and deferred income	24,25	83,916	86,092
Total current liabilities		**164,378**	**157,368**
Total equity and liabilities		**245,959**	**232,867**

CONSOLIDATED CASH FLOW STATEMENT

Amounts in SEK 000	Note	2016	2015
OPERATING ACTIVITIES			
Profit/loss after financial items		20,553	22,486
NON-CASH ITEMS			
Depreciation, amortisation and impairment charges in the income statement		3,655	2,937
Exchange gains/losses		2,025	-6,702
Income tax paid		-6,426	-1,461
Cash flow from operating activities before changes in working capital		**19,807**	**17,260**
CHANGES IN WORKING CAPITAL			
Increase (–)/decrease (+) in current receivables		-966	-11,720
Increase (+)/decrease (–) in current liabilities		-5,604	12,824
Cash flow from operating activities, continuing operations		**13,237**	**18,364**
Cash flow from operating activities, discontinued operations		**-765**	–
INVESTING ACTIVITIES			
Acquisition of equipment		-396	-1,091
Acquisition of intangible assets		-977	-937
Acquisition of shares in subsidiaries	22	–	-10,697
Cash flow from investing activities, continuing operations		**-1,373**	**-12,725**
Cash flow from investing activities, discontinued operations		–	–
FINANCING ACTIVITIES			
Borrowings/Repayment of borrowings from credit institutions		12,289	-3,610
Dividends to shareholders		-8,561	–
Cash flow from financing activities, continuing operations		**3,728**	**-3,610**
Cash flow from financing activities, discontinued operations		–	–
Cash flow for the year, continuing operations		**15,592**	**2,029**
Cash flow for the year, discontinued operations	**26**	**-765**	–
Cash and cash equivalents at beginning of year		20,204	18,973
Exchange differences		1,600	-798
Cash and cash equivalents at end of year	**27**	**36,631**	**20,204**

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Amounts in SEK 000	Share capital	Other paid-in capital	Translation reserve	Retained earnings	Non-controlling interest	Total equity
Opening balance, 1 Jan 2015	**3,424**	**187,658**	**-1,019**	**-122,240**	**9**	**67,833**
COMPREHENSIVE INCOME						
Profit/loss for the year				15,296	0	15,296
Other comprehensive income						
Items that will be reclassified to the income statement						
Translation differences			-7,629		–	-7,629
Closing balance, 31 Dec 2015	**3,424**	**187,658**	**-8,648**	**-106,944**	**9**	**75,499**
COMPREHENSIVE INCOME						
Profit/loss for the year				11,692	0	11,692
Other comprehensive income				–		–
Items that will be reclassified to the income statement						
Translation differences			2,951		–	2,951
Owner transactions						
Dividends to shareholders				-8,561		-8,561
Closing balance, 31 Dec 2016	**3,424**	**187,658**	**-5,697**	**-103,813**	**9**	**81,581**

The Group's accumulated translation differences recognised directly in equity totalled -5,697 (-8,648).

STATEMENT OF COMPREHENSIVE INCOME, PARENT COMPANY

Amounts in SEK 000	Note	2016	2015
OPERATING INCOME		16,767	20,385
OPERATING EXPENSES			
Other external expenses	9	-8,482	-11,440
Staff costs	8	-10,264	-10,638
Depreciation and amortisation of assets	15,16	-719	-590
Operating profit/loss		**-2,698**	**-2,283**
PROFIT/LOSS FROM FINANCIAL INVESTMENTS			
Profit/loss from investments in Group companies	10	5,740	-2,989
Group contributions received		8,560	741
Interest and similar income	11	80	4,316
Interest and similar expense	12	-2,886	-529
Profit/loss after financial items		**8,796**	**-744**
Tax	13	-571	-784
Profit/loss for the year		**8,225**	**-1,528**
OTHER COMPREHENSIVE INCOME			
Other comprehensive income		–	–
Total comprehensive income for the year		**8,225**	**-1,528**

BALANCE SHEET, PARENT COMPANY

Amounts in SEK 000	Note	31/12/2016	31/12/2015
ASSETS			
NON-CURRENT ASSETS			
Intangible assets			
Other intangible assets	15	761	977
Total intangible assets		**761**	**977**
Property, plant and equipment			
Equipment	16	0	0
Total property, plant and equipment		**0**	**0**
Financial assets			
Investments in Group companies	17, 29	23,588	23,588
Deferred tax assets	13	3,117	3,688
Total financial assets		**26,705**	**27,276**
CURRENT ASSETS			
Current receivables			
Receivables from Group companies		51,636	37,681
Other receivables		432	559
Prepayments and accrued income	19	135	518
Total current receivables		**52,203**	**38,758**
Cash and cash equivalents		–	–
Total assets		**79,669**	**67,011**

BALANCE SHEET, PARENT COMPANY, CONT'D

Amounts in SEK 000	Note	31/12/2016	31/12/2015
EQUITY AND LIABILITIES			
EQUITY			
Restricted equity			
Share capital	20	3,424	3,424
Total restricted equity		**3,424**	**3,424**
Unrestricted equity			
Retained earnings	21	5,696	15,785
Profit/loss for the year	21	8,225	-1,528
Total unrestricted equity		**13,921**	**14,257**
Total equity		**17,345**	**17,681**
CURRENT LIABILITIES			
Trade payables		289	1,371
Liabilities to Group companies		44,623	42,737
Current liabilities to credit institutions	23,25	14,163	1,874
Other liabilities		976	969
Accruals and deferred income	24	2,273	2,378
Total current liabilities		**62,324**	**49,329**
Total equity and liabilities		**79,669**	**67,011**

CASH FLOW STATEMENT, PARENT COMPANY

Amounts in SEK 000	Note	2016	2015
OPERATING ACTIVITIES			
Profit/loss after financial items		8,796	-744
NON-CASH ITEMS			
Depreciation, amortisation and impairment charges in the income statement		719	590
Financial items		-145	-1,219
Group contributions		-8,560	-741
Cash flow from operating activities before changes in working capital		**810**	**-2,114**
CHANGES IN WORKING CAPITAL			
Increase (–)/decrease (+) in current receivables		-4,741	-11,904
Increase (+)/decrease (–) in current liabilities		706	17,916
Cash flow from operating activities		**-3,225**	**3,898**
INVESTING ACTIVITIES			
Acquisition of intangible assets		-503	-288
Cash flow from investing activities		-503	**-288**
FINANCING ACTIVITIES			
Borrowings/Repayment of borrowings from credit institutions		12,289	-3,610
Dividends to shareholders		-8,561	–
Cash flow from financing activities		**3,728**	**-3,610**
Cash flow for the year		**0**	**0**
Cash and cash equivalents at beginning of year		–	–
Cash and cash equivalents at end of year	**27**	–	–

STATEMENT OF CHANGES IN EQUITY, PARENT COMPANY

Amounts in SEK 000	Share capital	Retained earnings	Profit/loss for the year	Total
Opening balance, 1 Jan 2015	**3,424**	**35,025**	**-19,240**	**19,209**
Profit/loss for previous year brought forward		-19,240	19,240	0
COMPREHENSIVE INCOME				
Profit/loss for the year			-1,528	-1,528
Other comprehensive income		–	–	–
Closing balance, 31 Dec 2015	**3,424**	**15,785**	**-1,528**	**17,681**
Profit/loss for previous year brought forward		-1,528	1,528	0
TOTAL COMPREHENSIVE INCOME				
Profit/loss for the year			8,225	8,225
Other comprehensive income		–	–	–
OWNER TRANSACTIONS				
Dividends to shareholders		-8,561	–	-8,561
Closing balance, 31 Dec 2016	**3,424**	**5,696**	**8,225**	**17,345**

NOTES ALL AMOUNTS ARE IN SEK THOUSANDS, UNLESS OTHERWISE SPECIFIED

NOTE 1 GENERAL INFORMATION

The Board of Directors approved the consolidated financial statements for publication on 11 April 2017, and they will be presented for adoption at the Parent Company's Annual General Meeting on 3 May 2017.

NOTE 2 ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and the interpretations of the International Financial Reporting Interpretations Committee (IFRIC) as adopted by the European Union. The Group also applies RFR 1 Supplementary Accounting Rules for Groups, which specifies additional disclosures to IFRS that are required under the Swedish Annual Accounts Act. The Parent Company's annual financial statements have been prepared in accordance with the Swedish Annual Accounts Act and RFR 2 Accounting for Legal Entities.

The International Accounting Standards Board (IASB) has published certain new and amended standards that have come into force and are applicable for the 2016 financial year. These have not had any material effect on the Group's financial reports.

New and amended standards and interpretations that have been issued but are effective for annual periods beginning after 1 January 2017 have not yet been applied by the Group.

IFRS 9 Financial Instruments will replace IAS 39 Financial Instruments: Recognition and Measurement. The standard has been issued in phases, with the version issued in July 2014 replacing all previous versions. Application of IFRS 9 is mandatory for annual periods beginning on or after 1 January 2018 and has now been adopted by the EU. IFRS 9 contains new requirements for classification and measurement of financial instruments, derecognition and impairment, as well as general rules on hedge accounting. Management has not yet made a detailed analysis of the effects of the application of IFRS 9.

IFRS 15 Revenue from Contracts with Customers, issued on 28 May 2014, will replace IAS 18 Revenue and IAS 11 Construction Contracts. IFRS 15 provides a revenue recognition model for virtually all revenue arising from contracts with customers, except for leases, financial instruments and insurance contracts. The basic principle for revenue recognition under IFRS 15 is that an entity should recognise revenue in a manner that reflects the transfer of the promised goods or services to the customer, and at the amount to which the entity expects to be entitled in exchange for the goods or services. Revenue is recognised when the customer obtains control of the goods or service. IFRS 15 provides considerably more guidance for specific areas and there are also a number of disclosure requirements. IFRS 15, which was adopted by the EU in 2016, is effective for annual reporting periods beginning on or after 1 January 2018 and earlier application is permitted. Management has not yet made a detailed analysis of the effects of the application of IFRS 15.

IFRS 16 Leases was issued on 13 January 2016 and will replace IAS 17 Leases. IFRS 16 introduces a right of use model and requires the lessee to recognise virtually all leases in the balance sheet, with no classification into operating and financial leases. Leases with a lease term of 12 months or less and leases where the underlying asset has a low value are exempt from recognition. Depreciation of the asset and interest charges on the liability are recognised in the income statement. The standard contains more disclosure requirements than the current standard. For lessors, IFRS 16 does not involve any real differences compared with IAS 17. IFRS 16 is effective for annual reporting periods beginning on or after 1 January 2019 and earlier application is permitted provided IFRS 15 is applied at the same time. The standard is expected to be adopted by the EU in 2017. Management has not yet made a detailed analysis of the effects of the application of IFRS 16.

Basis of consolidation

The consolidated financial statements include Poolia AB (publ) and all subsidiaries. Information on the Group's composition can be found in note 17. The Group does not have any significant non-controlling interests. Subsidiaries are entities over which the Group has control. Control exists when the Group has exposure or rights to variable returns from its holding in an entity and the ability to affect those returns through power over the entity. A subsidiary is a company in which the Group owns or controls more than half of the voting rights. Subsidiaries are consolidated from the date on which control is transferred to the Group until the date on which control ceases.

Subsidiaries are accounted for using the acquisition method. Identifiable assets acquired and liabilities and contingent liabilities assumed are measured at their acquisition date fair value. The acquisition date purchase consideration also includes assets and liabilities arising from any contingent consideration agreement. All acquisition-related costs are recognised in the income statement as incurred. If the cost of the acquired shares exceeds the total fair value of identifiable assets acquired and liabilities assumed, the difference is reported as goodwill. If the cost is less than the fair value calculated as above, the difference is recognised immediately in the income statement.

Non-controlling interests are initially measured as the minority's proportionate share of the fair value of the net assets. These interests are recognised in the consolidated financial statements as a component of equity, separately from the Parent Company's equity. Items relating to non-controlling interests are included in the consolidated statement of comprehensive income and reported separately from the Parent Company's income and comprehensive income as a proportion of these results for the period.

Changes in the Parent Company's interest in a subsidiary that do not result in a loss of control are reported as equity transactions (i.e., owner transactions). Any difference between the amount by which non-controlling interests are adjusted and the fair value of the consideration paid or received is recognised directly in equity and classified as attributable to owners of the Parent.

All intra-Group transactions and balances are eliminated on consolidation.

Segment reporting

The Poolia Group's segment information is be presented using a management approach, and operating segments are identified on the basis of internal reporting to the Company's chief operating decision-maker. The Group has identified the Parent Company's Managing Director as its chief operating decision maker, and the internal reporting system, which is used by the Managing Director to review operating results and make decisions about the allocation of resources, is the basis for the segment information presented. Poolia's segment reporting format is geographical regions. Poolia's geographical segments are Sweden, Finland and Germany. Poolia UK is reported under discontinued operations.

All of the segments use the same accounting policies as those applied by the Group.

Revenue recognition

(a) *Sale of services:* Operating income includes the sale of services in the areas of Temporary staffing and Permanent placement. Revenues are recognised in the accounting period in which the services are rendered.

(b) *Interest income:* Interest income is distributed over the term of the interest-bearing investment using the effective interest method.

(c) *Dividend income:* Dividend income is recognised when the right to receive payment is established.

Leases

A finance lease is an agreement that transfers from the lessor to the lessee substantially all the risks and rewards incident to ownership of an asset. All other leases are classified as operating leases.

The Group as lessee

Assets held under finance leases are reported under non-current assets in the consolidated balance sheet, and are recognised at the

commencement of the lease term at the lower of the fair value of the asset and the present value of the minimum lease payments. The equivalent liability is reported as a liability to the lessor in the balance sheet. Lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated during the lease term in such a way as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The depreciation policy for assets held under financial leases is consistent with that for owned assets. If there is no reasonable certainty that Poolia will take over the asset at the end of the lease the asset is depreciated over the shorter of the lease term or the life of the asset.

For operating leases, the lease payments are recognised as an expense on a systematic basis over the lease term. At present, the Group only has operating leases.

Employee benefits

Employee benefits (wages, paid holidays, paid sick leave etc.) and pensions are recognised as they are earned. Pensions and other post-employment benefits are classified as defined-contribution or defined-benefit plans.

Defined-contribution plans

In the case of defined-contribution plans, the Company pays fixed contributions into a separate independent legal entity and has no obligation to pay further contributions. The costs are recognised in the consolidated income statement as the benefits are earned, which is normally the date on which the premium is paid.

Defined-benefit plans

The only defined-benefit plan in the Group is an ITP plan insured with Alecta. This is a multi-employer plan and is classified a defined-benefit pension plan under IAS 19. However, as Alecta has not been able to provide sufficient information to enable the ITP plan to be reported as a defined-benefit plan, it is reported as a defined-contribution plan.

In Finland there is a statutory old-age and invalidity pension scheme regulated by the Occupational Pension Act which covers all Finnish companies. The pension obligation under the Occupational Pension Act is reported according to the rules for defined-contribution plans, which means that premiums paid are recognised as an expense as the contributions are paid and the benefits are earned.

Foreign currency

Foreign currency transactions in Group entities are reported in the entity's functional currency using the exchange rate prevailing at the transaction date. Foreign currency monetary assets and liabilities are translated at the closing rate on the reporting date. Exchange differences arising on translation are included in net income for the period. Exchange differences on non-current intra-group loans are recognised directly in equity, as this type of balance is not intended to be settled.

When preparing consolidated financial statements, the balance sheets of the Group's foreign operations are translated from their functional currency into Swedish kronor using the closing rate on the reporting date. Income statements are translated using the average rate for the period and any translation differences are recognised in the translation reserve in equity. On disposal of a foreign operation, the cumulative translation difference for that foreign operation is reclassified as part of the gain or loss on disposal. Goodwill and fair value adjustments attributable to the acquisition of an operation with a functional currency other than SEK are accounted for as assets and liabilities in the currency of the acquiree and are translated using the closing rate on the reporting date.

Intangible assets

Goodwill

Goodwill is the amount by which the cost of acquisition exceeds the fair value of the Group's share of the acquired subsidiary's net identifiable assets on the date of acquisition. If the fair value of assets acquired, liabilities assumed and contingent liabilities exceeds the cost of acquisition, the surplus is recognised directly as income in the income statement.

Goodwill has an indefinite useful life and is recognised at cost less accumulated impairment. On disposal of an operation, the residual portion of goodwill attributable to the operation is included in the calculation of the gain or loss on disposal.

Other intangible assets

Other intangible assets, primarily customer relationships and new investments and improvements to administrative systems, are carried at cost less accumulated amortisation and impairment losses. Internally generated intangible assets are only recognised as assets if an identifiable asset has been created, it is likely that the asset will generate future economic benefits and the cost of developing the asset can be measured reliably. If the asset does not qualify for recognition as an internally generated asset in the balance sheet, development expenditure is recognised as an expense in the period in which it is incurred.

Customer relationships are amortised over 5 years. Other intangible assets are amortised on a straight-line basis over their estimated useful life, which has been defined as 3–5 years. Regular adjustments to basic investments are normally written off directly as an IT expense, or are capitalised for up to 3 years.

Property, plant and equipment

Items of property, plant and equipment are recognised as assets in the balance sheet when it is probable that future economic benefits associated with the asset will flow to the Company and the cost of the asset can be measured reliably. Property, plant and equipment, mainly equipment and computers, is recognised at cost less accumulated depreciation and impairment losses. Items of property, plant and equipment are depreciated on a straight-line basis over their estimated useful life.

The following percentages have been applied:

Equipment and computers: 20-33%

Impairment

On each reporting date, an assessment is made to determine whether there is any indication of impairment of the Group's assets. If this is the case, the asset's recoverable amount is calculated. Goodwill is allocated to cash-generating units and is subject to annual impairment testing, along with intangible assets with indefinite useful lives and intangible assets not yet available for use, whether or not there is any indication of impairment. However, impairment testing is carried out more frequently if there are indications that an asset may be impaired. The recoverable amount is the higher of an asset's value in use and the amount that would be received if it were sold to an independent party (the net selling price). The value in use is the present value of future cash inflows and outflows attributable to the asset during the period when it is expected to be used in the business, plus the present value of the net selling price at the end of its useful life. If the calculated recoverable amount is less than the carrying amount, the asset is written down to its recoverable amount

and an impairment loss is recognised in the income statement. Impairment losses are reversed if there has been a change in the assumptions on which the original impairment was based or if the impairment no longer exists. An impairment loss is reversed only to the extent that it does not increase the carrying amount to more than what the depreciated historical cost would have been if the impairment had not been recognised. Reversals of impairment are recognised in the income statement. Goodwill impairment is not reversed.

Taxes

The Group's total income tax consists of current tax and deferred tax. Current tax is the amount of income taxes payable or recoverable in respect of the taxable profit or loss for the current year and any adjustments relating to prior years. Deferred tax is recognised for differences between the carrying amounts of the Company's assets and liabilities and their corresponding tax bases. Deferred tax is accounted for using the balance sheet liability method. Deferred tax liabilities

are recognised for essentially all taxable temporary differences, while deferred tax assets are recognised to the extent that it is probable that the amounts can be utilised against future taxable profit.

The carrying amount of a deferred tax asset is reviewed at each reporting date and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the deferred tax asset to be utilised fully or partly.

Deferred tax is calculated using the tax rates that are expected to apply in the period when the carrying amount of the asset or liability is recovered or settled. Deferred tax is reported as income or expense in the income statement, except when it relates to transactions or events that have been recognised directly in equity, in which case, the deferred tax is also recognised directly in equity.

Deferred tax assets and deferred tax liabilities are offset when they are attributable to the same tax authority and the Group intends to settle on a net basis.

Provisions

A provision is recognised in the balance sheet when the Company has an obligation, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Provisions are reviewed at each reporting date

Financial instruments

A financial asset or liability is recognised in the balance sheet when the Company becomes a party to the contractual provisions of the instrument. A financial asset is derecognised when the rights to the cash flows from the financial asset are realised, expire or the Company loses control of them. A financial liability is derecognised when the contractual obligation is discharged or extinguished in some other way.

Acquisitions and disposals of financial assets are recognised on the trade date except when the Company acquires or disposes of listed securities, in which case settlement date accounting is applied instead. Financial instruments are recognised at amortised cost or fair value, depending on their initial classification under IAS 39.

At each reporting date, the Company assesses whether there is objective evidence that a financial asset or group of financial assets is impaired.

Fair value measurement of financial instruments

Official quoted market prices on the reporting date are used to measure the fair value of current investments and borrowings. If a market for a financial instrument is not available, the fair value is established by using generally accepted methods such as discounting future cash flows to the quoted market rate for each period. Translation to SEK is conducted at the exchange rate quoted on the reporting date.

Offsetting financial assets and liabilities

Financial assets and a financial liabilities may be offset and the net amount presented in the balance sheet if the Company has a legally enforceable right to set off the recognised amounts and the Company intends either to settle on a net basis or to realise the asset and settle the liability simultaneously.

Cash and cash equivalents

Cash and cash equivalents consist of cash balances with financial institutions and short-term deposits with an original maturity of 3 months or less, which are subject to an insignificant risk of changes in value. Cash and cash equivalents are recognised at their nominal amounts.

Short-term investments

Short-term investments are measured at amortised cost.

Trade receivables

Trade receivables are classified as "Loans and receivables", and as such are measured at amortised cost. As the expected maturity is short, the value is recognised at a nominal amount without discounting. Doubtful debts are individually assessed and a provision is recognised in the balance sheet based on the recoverable amount. Any impairment is reported under operating expenses.

Other receivables

Other receivables are receivables that arise when the Company provides money without any intention of trading the receivable. If the expected holding period is less than 12 months they are reported as other current receivables. These receivables are classified as "Loans and receivables" under IAS 39. Assets in this category are carried at amortised cost.

Derivative instruments

Poolia did not have any derivative instruments in 2016 and 2015.

Liabilities

Poolia's amounts due to credit institutions, trade payables and other liabilities are classified as Other liabilities and are measured at amortised cost. Any borrowing costs are recognised in profit or loss over the term of the loan using the effective interest method. Non-current liabilities are due for settlement more than 12 months after the reporting date, while current liabilities are due within 12 months of the reporting date As trade payables are expected to be of short duration, the liability is recognised at a nominal amount without discounting.

The Parent Company's accounting policies

The Parent Company's annual financial statements have been prepared in accordance with the Swedish Annual Accounts Act, RFR 2 Accounting for Legal Entities and applicable statements from the Swedish Financial Reporting Board. RFR 2 requires the Parent Company, as a legal entity, to prepare its annual financial statements in compliance with all IFRS standards and IFRIC interpretations endorsed by the EU, to the extent possible within the framework of the Swedish Annual Accounts Act and the Pension Obligations Vesting Act, taking into account the relationship between tax expense (income) and accounting profit. The recommendation also specifies exceptions from and additions to IFRS. The amendments to RFR 2 Accounting for Legal Entities, effective for the financial year 2016, have not had any material effect on the Parent Company's financial reports. The amendments effective from 1 January 2017 are also not expected to have any material effect. The Parent Company's financial reporting is consistent with the Group's accounting policies, except as stated below.

Taxes

Swedish tax laws allow transfers to special reserves and funds. This means that companies can, within certain limits, allocate and retain reported profits in the business without such profits being subject to immediate taxation. Untaxed reserves are not taxed until they are reversed. Should the business incur a loss, the untaxed reserves may be used to cover the loss without being taxed.

Accumulated accelerated depreciation

Tax depreciation allowances are calculated in accordance with current tax legislation. Accelerated tax depreciation allowances are regarded as accelerated depreciation and reported as an untaxed reserve. Changes in this reserve are recognised as an appropriation in the income statement.

Group contributions

Group contributions received are accounted for in the same way as ordinary dividends and are therefore reported under finance income.

NOTE 3 SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS

Accounting estimates and judgements are evaluated regularly. They are largely based on historical experience and other factors, including expectations about future events that are considered reasonable in the present circumstances.

Poolia makes judgements and assumptions concerning the future. These result in accounting estimates, which, by definition, rarely correspond with the actual outcome. Estimates and assumptions that involve considerable risk of material adjustments to the carrying amounts of assets and liabilities during the next financial year are described below.

a. *Goodwill impairment testing*
Poolia conducts annual goodwill impairment testing, in accordance with the accounting policy described in note 2. However, impairment testing is carried out more frequently if there are indications of impairment during the year.

The recoverable amounts for cash-generating units have been determined by calculating the value in use. These calculations require certain estimates to be made. Further information and a sensitivity analysis can be found in note 14.

b. *Income taxes*
Poolia has a total of SEK 11.2 (11.6) million in recognised deferred tax assets arising mainly from historical tax losses in the business. These tax assets represent 85% (70%) of the total potential tax that can be recovered when operations generate taxable profits. The tax assets are calculated according to current tax legislation in the countries concerned and the expected development of taxable profit for the different countries.

If future taxable profit is lower than management's estimate at 31 December 2016, this may mean that the tax assets have a lower value than the figure now reported.

Conversely, if it is higher, the actual tax assets could exceed the reported figure.

NOTE 4 FINANCIAL RISK MANAGEMENT

Poolia is exposed to various types of financial risks. The Company's overall policy for financial risk management is to minimise the negative effects of market fluctuations on the Group's earnings at all times. The Group's financial policy is established annually by the Board and regulates how financial risks are managed and what financial instruments may be used.

Currency risk
Currency risk is the risk of the Group's earnings and equity being adversely affected by exchange rate movements. Poolia's currency exposure arises from intra-group financing and the translation of foreign subsidiaries' balance sheets and income statements to Swedish kronor (translation exposure).

The translation exposure concerns translation from EUR, GBP and DKK. The financial policy states that translation exposure shall not be hedged. Translation of foreign subsidiaries had a positive effect of 2,951 on consolidated equity in 2016, compared with a negative effect of 7,629 the previous year.

Poolia does not have any other currency exposure at present.

CURRENCY EFFECTS IN THE CONSOLIDATED INCOME STATEMENT 2016 (2015) SEK MILLIONS

Currency	Operating income	Operating profit/loss	Net profit/loss
EUR	2.8 (6.3)	0.2 (0.5)	0.2 (0.4)
Total	**2.8 (6.3)**	**0.2 (0.5)**	**0.2 (0.4)**

TRANSLATION EXPOSURE IN THE CONSOLIDATED BALANCE SHEET, NET OF ANY TAX EFFECTS 2016 (2015) SEK MILLIONS

Currency	Net Investment	Effect on equity of 1% change
EUR	89.5 (75.3)	0.9 (0.8)
DKK	1.6 (1.0)	0.2 (0.0)
GBP	-16.6 (-14.9)	0.2 (0.1)

Interest rate risk
Interest rate risk is the risk that the Group's net interest income will be adversely affected by changes in market interest rates. The Group's interest rate risk exposure was insignificant at the reporting date. Poolia does not have any significant holdings of interest-bearing financial liabilities. The Group has an overdraft facility of SEK 40 (40) million, SEK 14.2 (1.9) million of which had been utilised at the reporting date. Interest-bearing financial assets consist primarily of unrestricted bank funds. A one percentage point change in market interest rates would affect all of the Group's interest-bearing assets and liabilities. The impact on earnings would be SEK 0.1 million.

Credit and counterparty risk
Credit and counterparty risk is the risk that the counterparty to a transaction will be unable to discharge its obligations, thereby causing the Group to incur a loss. The Group is exposed to credit and counterparty risk when excess liquidity is invested in financial assets. In order to limit counterparty risk, only counterparties with a high credit rating in accordance with the financial policy are accepted. There were no derivative instruments in 2016 and 2015.

Commercial credit risk within the Group is minimal as there is no significant credit risk concentration in respect of a particular client, counterparty or geographical region. The maximum credit risk corresponds to the carrying amount of Poolia financial assets.

Liquidity risk
Liquidity risk is the risk that the Group will encounter difficulty in obtaining funds to meet its obligations associated with financial instruments. At present, Poolia's cash and cash equivalents are placed in accounts or short-term deposits with banks. The Group currently has no need of refinancing. See the maturity analysis in note 25 .

NOTE 5 INTRA-GROUP PURCHASES AND SALES

The Parent Company's net sales comprise the provision of services to subsidiaries. 11.8% (13.5%) of the Parent Company's other external expenses and –% (–%) of its staff costs relate to purchases from other Group companies.

NOTE 6 OPERATING INCOME

Operating income by service area

	SEK millions		Change	Share %	
Group	2016	2015	%	2016	2015
Temporary staffing	687.3	673.1	2.1	88	89
Permanent placement	97.4	84.0	16.0	12	11
Total	**784.7**	**757.1**	**3.6**	**100**	**100**

NOTE 7 SEGMENT INFORMATION

Poolia's segment reporting is based on internal reporting, which means that the segment reporting format is geographical regions. Poolia's geographical segments are Sweden, Finland and Germany. Poolia UK is reported under discontinued operations. Poolia UK's operations were divested on 28 February 2014. No single customer accounts for more than 10% of the Group's operating income.

	CONTINUING OPERATIONS					DISCONTINUED OPERATIONS		
2016 SEK 000	Sweden	Finland	Germany	Group-wide	Total	UK	Elimination	Total
OPERATING INCOME								
Temporary staffing	480,732	38,110	168,497		687,339	–		687,339
Permanent placement	71,996	3,777	21,639		97,412	–		97,412
Operating income	**552,728**	**41,887**	**190,136**		**784,751**	–		**784,751**
Operating profit/loss	**5,148**	**949**	**16,941**		**23,038**	**-765**		**22,273**
Finance income								106
Finance costs								-2,741
Tax								-7,946
Profit/loss for the year								**11,692**
Assets	135,798	20,200	108,468	-25,704	238,762	–	7,197	245,959
Liabilities	-115,536	-8,413	-28,617	-1,922	-154,488	-13,384	3,494	-164,378
Investments	1,011	163	199	–	1,373	–		1,373
Depreciation/amortisation and impairment	-3,379	-49	-227	–	-3,655	–		-3,655

	CONTINUING OPERATIONS					DISCONTINUED OPERATIONS		
2015 SEK 000	Sweden	Finland	Germany	Group-wide	Total	UK	Elimination	Total
OPERATING INCOME								
Temporary staffing	466,237	46,602	160,303		673,142	–		673,142
Permanent placement	62,335	3,294	18,344		83,973	–		83,973
Operating income	**528,572**	**49,896**	**178,647**		**757,115**	–		**757,115**
Operating profit/loss	**-1,606**	**1,212**	**16,400**		**16,006**	**-662**		**15,344**
Finance income								6,802
Finance costs								-322
Tax								-6 528
Profit/loss for the year								**15,296**
Assets	153,431	17,807	88,384	-8,008	251,614	402	-19 149	232 867
Liabilities	-66,221	-16,420	-69,923	-591	-153,155	-15,321	11,108	-157,368
Investments	11,963	–	168	–	12,131	–		12,131
Depreciation/amortisation and impairment	-2,686	–	-251	–	-2,937	–		-2,937

NOTE 8 PERSONNEL

Average no. of employees	No. of employees 2016	2015	Of which male 2016	2015
Parent	7	7	3	3
Subsidiaries	1,462	1,346	499	476
Group total	**1,469**	**1,353**	**502**	**479**

Geographical breakdown	No. of employees 2016	2015	Of which male 2016	2015
Sweden	944	823	288	252
Finland	101	115	64	79
Germany	424	415	150	148
Group total	**1,469**	**1,353**	**502**	**479**

The Parent Company's Board of Directors consists of three men and two women. Other senior executives in the Group consisted of three men and two women in 2016.

Salaries and other benefits SEK 000	Senior executives[1] 2016	2015	Other employees 2016	2015
Parent	4,011	4,528	1,408	1,438
Subsidiaries	13,779	11,071	461,077	435,334
Group total	**17,790**	**15,599**	**462,485**	**436,772**

1) Includes current and former Board Members and current and former Managing Directors and other senior executives.

Salaries and other benefits SEK 000	Salaries and other benefits 2016	2015	Social security contributions 2016	2015	Pension costs 2016	2015
Parent	5,419	5,966	2,159	1,785	1,495	1,705
Subsidiaries	474,856	446,405	126,184	116,999	33,627	29,515
Group total	**480,275**	**452,371**	**128,343**	**118,784**	**35,122**	**31,220**

3,687 (4,011) of the Group's pension costs relate to Boards and Managing Directors.

Senior executives' employment conditions and remuneration

The AGM in April 2016 adopted the Board's proposed guidelines for the remuneration of senior executives. The full Board served as a remuneration committee during the year. In accordance with the decision of the AGM, Parent Company Board fees are 185 per member. The Chairman of the Board Björn Örås receives 500. Morten Werner is entitled to a fixed annual salary of 2,040. In addition, he is entitled to annual performance-based pay of up to 3,672. He has received 2,244 (2,652) in salary and a total of 41 (20) in holiday allowance and deductions for sick leave/leave of absence. Other senior executives consist of the Managing Directors of Poolia Germany and Poolia Finland and the CFO. The Managing Directors of the foreign subsidiaries have a variable salary model based on their company's performance. Other senior executives of the Swedish companies have fixed salaries. With these pay models, the total salaries for other senior executives in 2016 could have been in the range of 4,595 to 5,748, plus holiday pay and deductions for sick leave/leave of absence. Other senior executives received a total of 5,220 (4,658). The Acting CFO did not receive fixed remuneration but worked on a consultancy basis.

The Managing Directors and other senior executives of the companies are entitled to 3 or 6 months' notice for voluntary termination of employment and 3, 9 or 12 months' notice for involuntary termination. There are no agreements on additional termination benefits for senior executives. Morten Werner is entitled to a contribution of 497 in pension and insurance premiums per year. In 2015, the Managing Director had additional pension premiums of 476 under cost neutrality contracts for the Company concerning salaries and non-wage labour costs. Other senior executives are entitled to pension benefits largely in accordance with the regulations of collective agreements under the ITP plan. Some senior executives also have company cars. The value reported under Other benefits in the table below. The minimum retirement age for all senior executives is 65.

Board	Born	Member since	Shareholding
Lennart Pihl	1950	2013	10,000 B
Marika Skärvik	1963	2015	500 B
Dag Sundström	1955	2011	3,000 B
Anna Söderblom	1963	2013	15,000 B
Björn Örås	1949	Founding	4,023,815 A 3,251,445 B

Pensions

The Group's pension plans are defined-contribution plans apart from in Sweden. For salaried employees in Sweden, the ITP 2 plan's defined-benefit retirement and family pension obligations are covered by insurance with Alecta. According to the Swedish Financial Reporting Board's statement UFR 10, Classification of ITP Plans Financed by Insurance in Alecta, this is a multi-employer defined-benefit pension plan. The Company did not have access to sufficient information for the 2016 financial year to report its proportionate share of the plan's obligations, plan assets and costs, which meant that it was not possible to report the plan as a defined-benefit plan. Consequently, the ITP 2 pension plan insured through Alecta is reported as a defined-contribution plan. The premium for the defined-benefit retirement and family pension is calculated individually and is based on factors that include salary, previously earned pensions and the expected remaining period of service. Expected contributions in the next reporting period for ITP 2 insurance covered by Alecta are SEK 10.0 (8.7) million. The Group's share of the total contributions to the plan is 0.058580% (0.04537%), while its share of the total number of active members in the plan is 0.06353% (0.06483%). The collective consolidation level is the market value of Alecta's assets as a percentage of its insurance obligations calculated by reference to Alecta's actuarial methods and assumptions. This is not consistent with IAS 19. The collective consolidation level may normally vary between 125% and 155%. If Alecta's collective consolidation level falls below 125% or exceeds 155%, measures must be taken to create the right conditions for the level to return to the normal range. If the consolidation level is low, an appropriate measure could be to increase the agreed price for new insurance and extension of existing benefits. If the consolidation level is high, premium reductions could be introduced. At the end of 2016, Alecta's surplus, in the form of a collective consolidation level, was 149% (153%). Poolia AB has a pension obligation of 1,431 (1,431) to former Managing Director and CEO Monika Elling, which is covered by payments into endowment insurance (see note 29).

NOTE 8 **PERSONNEL, CONT'D**

Senior executives 2016 SEK 000	Salary/Board fee	Variable remuneration	Other benefits	Pension cost	Total
Chairman of the Board Björn Örås	500				500
Board member Anna Söderblom	185				185
Board member Marika Skärvik	185				185
Board member Lennart Pihl	185				185
Board member Dag Sundström	185				185
Managing Director and CEO Morten Werner	2,081	204		724	3,009
Other senior executives (5 individuals)	4,595	625	150	812	6,182
Total	**7,916**	**829**	**150**	**1,536**	**10,431**

Senior executives 2015 SEK 000	Salary/Board fee	Variable remuneration	Other benefits	Pension cost	Total
Chairman of the Board Björn Örås	500				500
Board member Anna Söderblom	185				185
Board member Marika Skärvik	185				185
Board member Lennart Pihl	185				185
Board member Dag Sundström	185				185
Managing Director and CEO Morten Werner	2,060	612		973	3,645
Other senior executives (4 individuals)	4,190	468	112	706	5,476
Total	**7,490**	**1,080**	**112**	**1,679**	**10,361**

NOTE 9 REMUNERATION OF AUDITORS

	Group		Parent	
SEK 000	2016	2015	2016	2015
Deloitte, annual audit	1,162	770	357	200
Deloitte, other auditing	65	163	–	–
Deloitte, tax advisory services	20	–	20	–
Deloitte, other services	65	225	–	–
Total	**1,312**	**1,158**	**377**	**200**

The item 'annual audit' refers to the auditor's remuneration for the statutory audit. This comprises examination of the annual financial statements, accounting records and administration of the business by the Managing Director and Board, and fees for advice relating to observations made during the audit. 'Other auditing' refers mainly to the auditing of interim reports.

NOTE 10 PROFIT/LOSS FROM INVESTMENTS IN GROUP COMPANIES

Parent Company SEK 000	2016	2015
Anticipated dividends from subsidiaries	5,740	–
Impairment of receivables from Group companies	–	-2,989
Total	**5,740**	**-2,989**

An impairment loss was recognised on receivables from Poolia UK Holdings Ltd in 2015.

NOTE 11 INTEREST AND SIMILAR INCOME

	Group		Parent	
SEK 000	2016	2015	2016	2015
Interest	106	100	80	108
Exchange differences, net	–	6,702	–	4,208
Total	**106**	**6,802**	**80**	**4,316**

80 (–) of the Parent Company's interest income relates to income from Group companies.

NOTE 12 INTEREST AND SIMILAR EXPENSE

	Group		Parent	
SEK 000	2016	2015	2016	2015
Interest	-592	-64	-862	-452
Exchange differences, net	-1,999	–	-2,024	–
Other	–	-258	–	-77
Total	**-2,591**	**-322**	**-2,886**	**-529**

524 (344) of the Parent Company's interest expenses comprise interest to Group companies. Operating profit/loss for the year was not affected by exchange differences.

NOTE 13 TAXES

	Group		Parent	
Tax expense for the year SEK 000	2016	2015	2016	2015
Current tax	-6,380	-4,316	–	–
Deferred tax	-423	-2,212	-571	-784
Tax expense for the year	**-6,803**	**-6,528**	**-571**	**-784**

Relationship between the tax expense for the year and accounting profit

Group SEK 000	2016	2015
Recognised profit/loss before tax	20,553	21,824
Tax based on applicable domestic tax rate in each country	-6,339	-6,660
Tax effect of non-deductible expenses	-226	-289
Tax effect of non-taxable income	–	1,383
Tax effect of non-capitalised tax loss carryforwards	129	-954
Tax effect of prior year adjustments	-367	-8
Tax expense for the year	**-6,803**	**-6,528**

Parent CompanySEK 000	2016	2015
Recognised profit/loss after financial items	8,796	-744
Tax based on Swedish tax rate	-1,935	164
Tax effect of non-deductible expenses	-65	-28
Tax effect of non-taxable income	1,263	–
Effect of impairment of receivables from Group companies	–	-658
Tax effect of prior year adjustments	166	-262
Tax expense for the year	**-571**	**-784**

Deferred tax assets

Deferred tax, i.e., the difference between the income tax actually reported in this year's and previous years' income statements (expensed tax) and, on the other hand, the income tax that the Company will eventually be charged in respect of the operations of this and previous financial years (full tax), is as follows:

DEFERRED TAX ASSETS

Group SEK 000	2016	2015
Relating to the carryforward of unused tax losses	8,960	11,328
Relating to temporary differences	2,235	296
Total tax value	**11,195**	**11,624**

Temporary difference SEK 000	Opening	Change	Closing
Endowment insurance	296	349	645
Intangible asset	0	1,590	1,590
Total	**296**	**1,939**	**2,235**

A deferred tax asset is recognised in the consolidated balance sheet for unused tax losses to the extent that they can be utilised by reversing untaxed reserves, or if it is highly probable that they can be utilised in the foreseeable future. Total deferred tax assets in Denmark amounted to 2,035 (2,617) and were not recognised. In Denmark, the right to utilise tax loss carryforwards continues indefinitely.

Deferred tax assets in Sweden amounted to 11,195 (11,624), of which 11,195 (11,624) was recognised. 3,117 (4,417) of this amount relates to the Parent Company.

Tax rates are as follows: Sweden 22%, UK 20%, Finland 20%, Denmark 22% and Germany approx. 32%.

NOTE 14 GOODWILL

Group SEK 000	2016	2015
Opening cost	**139,043**	**136,907**
Through acquisitions	–	6,397
Translation differences	3,977	-4,261
Closing accumulated cost	**143,020**	**139,043**
Opening impairment	**-120,539**	**-124,469**
Translation differences	-3,792	3,930
Closing accumulated impairment	**-124,331**	**-120,539**
Closing balance	**18,689**	**18,504**

Goodwill is tested for impairment (including a sensitivity analysis) annually or more frequently if there are indications of impairment. Goodwill is monitored and tested for impairment by management at country level. The countries constitute cash-generating units and their recoverable amounts have been calculated as value in use based on financial budgets approved by the Board. The assessment is based on the 2017 budget and management's net cash flow projections for the next four years based on the most important assumptions, which are income and operating expenses. All assumptions for the five-year forecast are made individually for each cash-generating unit based on its market position and the conditions and development of its market. The forecasts represent management's assessment and are based on external factors, past experience and market expectations. Estimated annual growth for the five-year forecast is between 2.5% and -5 %. For precautionary reasons, growth has not been estimated for a period beyond five years. Poolia's pre-tax weighted average cost of capital for 2016 was 14.4% (14.3 %). This has been used as the discount rate for determining the recoverable amounts. A sensitivity analysis of the above assumptions has been conducted and indicates that reasonable changes in income, operating expenses or the discount rate would not result in impairment. The sensitivity analysis shows that if the estimated volume growth over the five years after 2016 turned out to be half of the Company's estimate at 31 December 2016, this would not result in any impairment. A sensitivity analysis of operating expenses has also been made and indicates that an increase of five percentage points would not result in any impairment. If the revised estimated pre-tax discount rate used to discount cash flows turned out to be five percentage points higher than the Company's estimate, this would not result in any impairment.

The annual goodwill impairment testing did not identify any impairment. The table below shows the carrying amount of goodwill with an indefinite useful life distributed by country.

SEK 000	2016	2015
Poolia Sweden	14,600	14,600
Poolia Germany	4,089	3,904

NOTE 15 OTHER INTANGIBLE ASSETS

Customer relationships

Group SEK 000	2016	2015
Opening cost	3,039	–
Acquisitions during the year	–	3,039
Closing cost	**3,039**	3,039
Opening amortisation	-416	–
Amortisation for the year	-604	-416
Closing accumulated amortisation	**-1,020**	**-416**
Carrying amount	**2,019**	**2,623**

Other intangible assets

Group	2016	2015
Opening cost	**31,906**	**30,984**
Acquisitions during the year	977	937
Sales/disposals	-430	–
Reclassification	1,475	–
Exchange differences	–	-15
Closing cost	**33,928**	**31,906**
Opening amortisation	**-28,882**	**-27,694**
Sales/disposals	51	15
Amortisation for the year	-1,469	-1,203
Reclassification	-1,475	–
Closing accumulated amortisation	**-31,775**	**-28,882**
Carrying amount	**2,153**	**3,024**
Total carrying amount	**4,172**	**5,647**

Parent Company	2016	2015
Opening cost	**8,001**	**7,713**
Acquisitions during the year	503	288
Sales/disposals	–	–
Closing accumulated cost	**8,504**	**8,001**
Opening amortisation	**-7,024**	**-6,435**
Sales/disposals	–	–
Amortisation for the year	-719	-589
Closing accumulated amortisation	**-7,743**	**-7,024**
Carrying amount	**761**	**977**

Expenditure on business support systems was capitalised in 2016 and 2015.

NOTE 16 PROPERTY, PLANT AND EQUIPMENT

Group SEK 000	2016	2015
Opening cost	**11,340**	**10,939**
Purchases	396	1,071
Sales/disposals	-471	-573
Translation differences	123	-97
Closing accumulated cost	**11,388**	**11,340**
Opening depreciation	**-9,662**	**-8,529**
Sales/disposals	909	103
Depreciation for the year	-1,582	-1,318
Translation differences	-109	82
Closing accumulated depreciation	**-10,444**	**-9,662**
Carrying amount	**944**	**1,679**

The Group holds cars and computers under leases. Agreed lease payments under these contracts are 3,767 (3,465), of which 1,377 (1,913) relates to 2017 and the remainder to 2018 and 2019. The leases are all operating leases. The year's lease payments for computers and cars were 2,070 (2,273). The Group also leases premises with contracted annual rents of 14,470 (15,165). Most of these lease agreements were commenced between 2011 and 2016 and remain in force for 1-6 years.

Parent Company	2016	2015
Opening cost	**341**	**341**
Sales/disposals	–	–
Closing accumulated cost	**341**	**341**
Opening depreciation	**-341**	**-341**
Depreciation for the year	–	–
Closing accumulated depreciation	**-341**	**-341**
Carrying amount	**0**	**0**

NOTE 17 INVESTMENTS IN GROUP COMPANIES

Reg'd office	Size No. of shares	Share of equity %	Value Nom. value	Carrying amount
SHARES IN SWEDISH SUBSIDIARIES				
Poolia Sverige AB CRN 556426-7655, Stockholm	1,000,000	100	TSEK100	14,164
Poolia Ekonomi AB CRN 556363-8039, Stockholm	1,000	100	–	–
Poolia IT AB CRN 556447-9581, Stockholm	1,000	100	–	–
Poolia Office Professionals AB CRN 556532-4240, Stockholm	1,000	100	–	–
Poolia Sälj & Marknad AB CRN 556532-5221, Stockholm	1,000	100	–	–
Poolia Life Science & Engineering AB CRN 556532-4232, Stockholm	1,000	100	–	–
Poolia Väst AB CRN 556399-9621, Stockholm	1,000	100	–	–
Poolia Syd AB CRN 556417-7581, Stockholm	1,000	100	–	–
Poolia Juridik AB CRN 556420-3841, Stockholm	1,000	100	–	–
Poolia Jönköping AB CRN 556557-4067, Jönköping	1,000	100	–	–
Poolia Umeå AB CRN 556501-9246, Stockholm	1,000	100	–	–
Poolia Örebro AB CRN 556889-7473, Stockholm	500	100	–	–
Poolia Linköping AB CRN 556889-7622, Stockholm	500	100	–	–
Poolia Sundsvall AB CRN 556889-7614, Stockholm	500	100	–	–
Poolia Uppsala AB CRN 556584-1748, Stockholm	1,000	100	–	–
Poolia Gävle AB CRN 556599-5999, Stockholm	1,000	100	–	–
Poolia Rekrytering AB CRN 556558-8141, Stockholm	1,000	100	–	–
Poolia Malmö AB CRN 556801-5035, Stockholm	1,200	100	–	–
Studentkraft Partnerbolag AB CRN 556830-9917, Stockholm	500	100	–	–
Poolia Executive Search AB CRN 556573-6336, Stockholm	1,000	91	91	91
SHARES IN SWEDISH SUBSIDIARIES				
Poolia Suomi OY CRN 1614293-5, Helsinki	140,000	100	TEUR 118	3,410
Poolia IT Oy CRN 2774648-6, Helsinki	1,000	100	TEUR 2.5	–
Poolia Danmark A/S CRN 25507835, Copenhagen	902	100	TDKK 902	700
Poolia Deutschland GmbH CRN HRB 56837, Düsseldorf	-	100	–	5,223
Poolia UK Holdings Ltd CRN 04731846, London	101,414	100	TGBP 10	–
Poolia UK Ltd CRN 2442269, London	1,000,000	100	–	–
Total				**23,588**

NOTE 18 TRADE RECEIVABLES

Group SEK 000	2016	2015
Trade receivables, gross	115,473	115,741
Opening provision for doubtful debts	-144	-17
Provisions for the period	-103	-188
Actual losses	–	–
Reversal of provisions	189	58
Translation differences	-6	3
Closing provision for doubtful debts	-64	-144
Trade receivables, net	**115,409**	**115,597**

Past due but not considered doubtful	2016	2015
1-30 days	3,883	3,033
31-90 days	623	558
91-180 days	153	235
>180 days	352	595
Total	**5,011**	**4,421**

All reported amounts are expected to be paid.

NOTE 19 PREPAYMENTS AND ACCRUED INCOME

SEK 000	Group 2016	Group 2015	Parent 2016	Parent 2015
Accrued fee income	43,668	39,594	–	–
Other prepayments and accrued income	7,945	10,985	135	518
Total	**51,613**	**50,579**	**135**	**518**

NOTE 20 SHARE CAPITAL

	A shares	B shares	Total
1 January 2015	4,023,815	13,098,181	17,121,996
31 December 2015	4,023,815	13,098,181	17,121,996
31 December 2016	4,023,815	13,098,181	17,121,996

Class A shares carry entitlement to one vote and class B shares to 1/5 vote. The par value is SEK 0.20 per share. There were no share-based incentive schemes in 2016 and 2015.

Capital management

Capital refers to equity. The Group's objective for capital management is to safeguard the Group's status as a going concern and its freedom of action and to ensure that shareholders continue to receive a return on their investments.

In order to maintain and adapt the capital structure, the Group may distribute funds, increase equity by issuing new shares or capital contributions, repurchase shares or reduce or increase its liabilities. According to the Group's dividend policy, the aim is that the dividend will normally exceed 50% of net profit after tax. The statement of changes in equity shows the different components of equity and the changes during the period.

NOTE 21 **EARNINGS PER SHARE AND DISTRIBUTION OF PROFIT**

SEK 000	2016	2015
Profit/loss for the year	11,692	15,296
Profit/loss for the year attributable to shareholders of the Parent	11,692	15,296
Average number of shares (000)	17,122	17,122
Average number of shares, diluted (000)	17,122	17,122
Earnings per share, SEK	0.68	0.89
Diluted earnings per share, SEK	0.68	0.89
Proposed/paid dividend per share, SEK	0.60	0.50
Proposed/paid dividend, SEK	10,273,198	8,560,998

The Group's profit after tax for continuing operations for the 2016 financial year is SEK 11.7 million. The Board proposes that the Annual General Meeting adopt a dividend of SEK 0.6 per share, to a total value of SEK 10,273,198.

The proposed dividend represents 88 percent of net profit for the year and is justified by the Group's strong balance sheet and confidence in the Group's future development. Poolia's equity/assets ratio after the proposed dividend will be 30.3 percent. The proposed dividend is reasonable pursuant to the second and third paragraphs of section 17:3 of the Companies Act.

The following amounts (in SEK) are at the disposal of the AGM

Retained earnings	5,695,464
Profit/loss for the year	8,225,112
	13,920,576

The Board proposes that the profits be distributed as follows:

Payment to shareholders	10,273,198
Carried forward	3,647,378
	13,920,576

NOTE 22 **CORPORATE ACQUISITIONS**

In 2015, 100% of the shares in Joblink Norden AB were acquired for a purchase consideration of SEK 10.7 million, including transaction costs of SEK 0.6 million. The acquisition was financed from the Company's own funds and had a cash flow effect of SEK -10.7 million. The acquisition generated goodwill and other surplus values of SEK 9.5 million. The acquired business had about 70 employees, and its impact on revenue for 2016 was SEK 22.1 million and on operating profit SEK -0.5 million, including transaction costs.

NOTE 23 **LIABILITIES TO CREDIT INSTITUTIONS**

Group transactions with one and the same bank/lender are offset in the consolidated balance sheet. The Parent Company's credit balances and credit utilisation are recognised in the Parent Company's financial statements. The Group's Swedish business has an overdraft facility of 40,000 (40,000), of which 14,163 (1,874) has been utilised.

NOTE 24 **ACCRUALS AND DEFERRED INCOME**

	Group		Parent	
SEK 000	2016	2015	2016	2015
Holiday pay liability	28,165	29,484	47	102
Personnel-related taxes and contributions	8,284	8,002	506	419
Accrued salaries	39,099	39,661	237	712
Other accruals and deferred income	8,368	8,945	1,483	1,145
Total	**83,916**	**86,092**	**2,273**	**2,378**

NOTE 25 **FINANCIAL ASSETS AND LIABILITIES**

Carrying amount of each class of financial instrument

Group SEK 000	2016	2015
ASSETS		
Cash and cash equivalents	36,631	20,204
Trade receivables	115,409	115,597
Accrued fee income	43,668	39,594
Total	**195,708**	**175,395**
LIABILITIES		
Trade payables	16,538	22,014
Accrued salaries	39,099	39,661
Liabilities to credit institutions	14,163	1,874
Total	**69,800**	**63,549**

Because all financial assets and liabilities are of a short-term nature, their carrying amount represents a good approximation of their fair value, unless otherwise stated in the notes.

Maturity analysis	2016	2015
ASSETS		
Cash and cash equivalents		
1-30 days	36,631	20,204
Trade receivables		
1-30 days	95,247	100,091
31-90 days	20,162	15,506
Total	115,409	115,597
Accrued fee income		
1-30 days	7,770	6,961
31-90 days	35,898	32,633
Total	**43,668**	**39,594**
Financial assets	**195,708**	**175,395**

Maturity analysis	2016	2015
LIABILITIES		
Trade payables		
1-30 days	16,538	22,014
Accrued salaries		
1-30 days	39,099	39,661
Liabilities to credit institutions		
1-30 days	14,163	1,874
Financial liabilities	**69,800**	**63,549**

NOTE 26 PROFIT/LOSS FROM DISCONTINUED OPERATIONS

The UK operations were divested on 28 February 2014 and are reported under discontinued operations. Operating profit for 2015 and 2016 includes costs of ongoing administration during the closure process for the UK companies. After an analysis of the tax situation in the United Kingdom, a need to recognise a tax provision for the gain on the sale of the business in 2014 was identified.

Poolia UK SEK 000	2016	2015
OPERATING EXPENSES		
Other expenses	-765	-662
Operating profit/loss	**-765**	**-662**
PROFIT/LOSS FROM FINANCIAL INVESTMENTS		
Interest and similar expense	-150	–
Profit/loss before tax	**-915**	**-662**
Tax on profit/loss for the year	-1,143	–
Profit/loss for the year	**-2,058**	**-662**
OTHER COMPREHENSIVE INCOME		
Translation differences	1,396	-4,081
Comprehensive income for the year	**-662**	**-4,743**

Balance sheet		
Assets held for sale	–	–
Liabilities held for sale	–	–

Poolia UK

Cash flow from discontinued operations	2016	2015
Cash flow from operating activities	-765	–
Cash flow from financing activities	–	–
Cash flow for the year	**-765**	-

NOTE 27 CASH FLOW STATEMENT

	Group		Parent	
Cash and cash equivalents SEK 000	2016	2015	2016	2015
Cash and bank balances	36,631	20,204	–	–
Balance at end of year	**36,631**	**20,204**	–	–

Disclosure of interest paid

The Group's interest received during the year was 106 (87).
The Group's interest paid during the year was 636 (322).
The Parent Company's interest received during the year was – (–).
The Parent Company's interest paid during the year was 344 (344).

NOTE 28 RELATED PARTY TRANSACTIONS

Poolia has certain partnership agreements and commercial transactions with Uniflex AB. Poolia's Chairman of the Board and largest shareholder, Björn Örås, is also Chairman and largest shareholder of that company. In 2016, Poolia invoiced Uniflex AB SEK – (2.4) million for services rendered. Poolia's purchases from Uniflex AB 2016, which were not exclusively related to re-invoicing, amounted to SEK – (0.1) million. At 31 December 2016, Poolia's liabilities to Uniflex AB were SEK 4.7 (5.5) million, primarily attributable to services for which re-invoicing was conducted on behalf of clients. Poolia's receivables from Uniflex AB at 31 December were SEK – (0.2) million. No provision was required in 2016 or 2015 for Poolia's receivables from related companies or persons.

NOTE 29 PLEDGED ASSETS AND CONTINGENT LIABILITIES

PLEDGED ASSETS AND CONTINGENT LIABILITIES, GROUP

Pledged assets SEK 000	**2016**	**2015**
Investments in Group companies	17,441	21,590
Pledged endowment insurance for former CEO, see Note 8	1,431	1,431
Total pledged assets	**18,872**	**23,021**
Contingent liabilities		
Bank guarantee, rent	1,435	169
Tax dispute about consult./empl. relationship	–	1,329
Total contingent liabilities	**1,435**	**1,498**
Total pledged assets and contingent liabilities	**20,307**	**24,519**

PLEDGED ASSETS AND CONTINGENT LIABILITIES, PARENT COMPANY

Pledged assets	**2016**	**2015**
Investments in Group companies	14,164	14,164
Endowment insurance for former CEO, see Note 8	1,431	1,431
Total pledged assets	**15,595**	**15,595**
Contingent liabilities		
Total contingent liabilities	–	-
Total pledged assets and contingent liabilities	**15,595**	**15,595**

NOTE 30 EVENTS AFTER THE REPORTING PERIOD

There are no significant events to report.

The Board of Directors and the Managing Director hereby certify that the annual accounts have been prepared in accordance with the Annual Accounts Act and RFR 2 and provide a true and fair view of the Company's financial position and financial performance, and that the Board of Directors' Report provides a true and fair view of the Company's operations, financial position and financial performance and describes material risks and uncertainties faced by the Company.

The Board of Directors and the Managing Director hereby certify that the consolidated financial statements have been prepared in accordance with the Annual Accounts Act and International Financial Reporting Standards (IFRS) as adopted by the EU, and provide a true and fair view of the Group's financial position and financial performance, and that the Board of Directors' Report for the Group provides a true and fair view of the Group's operations, financial position and financial performance and describes material risks and uncertainties faced by the Group's companies.

Stockholm, 11 April 2017

Björn Örås
Chairman of the Board

Lennart Pihl
Member of the Board

Marika Skärvik
Member of the Board

Dag Sundström
Member of the Board

Anna Söderblom
Member of the Board

Morten Werner
Managing Director

Our audit report was submitted on 11 April 2017

Deloitte AB

Henrik Nilsson
Authorised Public Accountant

AUDIT REPORT

TO THE GENERAL MEETING OF THE SHAREHOLDERS OF POOLIA AB (PUBL)
CORPORATE IDENTITY NUMBER 556447-9912

Report on the annual accounts and consolidated accounts

Opinions

We have audited the annual accounts and consolidated accounts of Poolia AB (publ) for the financial year 1 January 2016 to 31 December 2016, with the exception of the Corporate Governance Report on pages 24-29. The Company's annual accounts and consolidated accounts are included in this document on pages 18-23 and 33-53.

In our opinion, the annual accounts have been prepared in accordance with the Annual Accounts Act and present fairly, in all material respects, the financial position of the Parent Company at 31 December 2016 and its financial performance and cash flows for the year then ended in accordance with the Annual Accounts Act. The consolidated accounts have been prepared in accordance with the Annual Accounts Act and present fairly, in all material respects, the financial position of the Group at 31 December 2016 and its financial performance and cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRS), as adopted by the EU, and the Annual Accounts Act. Our opinions do not cover the Corporate Governance Report on pages 24-29. The statutory administration report is consistent with the other parts of the annual accounts and consolidated accounts.

We therefore recommend that the general meeting of shareholders adopt the income statement and balance sheet for the Parent Company and the Group.

Our opinions in this report on the annual accounts and consolidated accounts are consistent with the content of the additional report that has been submitted to the Parent Company's Audit Committee, pursuant to Article 11 of Regulation (EU) no. 537/2014 of the European Parliament on specific requirements regarding statutory audits.

Basis for opinions

We conducted the audit in accordance with International Standards on Auditing (ISA) and generally accepted auditing standards in Sweden. Our responsibilities under these standards are further described in the Auditor's Responsibilities section. We are independent of the Parent Company and the Group in accordance with professional ethics for accountants in Sweden and have otherwise fulfilled our ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinions.

Key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the annual accounts and consolidated accounts of the current period. These matters were addressed in the context of our audit of the annual accounts and consolidated accounts as a whole, and in forming our opinion thereon, but we do not provide a separate opinion on these matters.

Revenue recognition

The Group's reported revenue as at 31 December 2016 is SEK 784.8 million and includes sales of services in temporary staffing and permanent placement. Revenue is recognised in the accounting period in which the services are rendered. It is our assessment that completeness and recognition of revenue has a material impact on the financial reporting.

Revenue recognition is based on information from the company's time ledger, which calculates revenue based on hours worked. The process of calculating accrued revenue is performed on a monthly basis and includes manual elements. Hence there is a risk of errors unless appropriate control activities are in place to manage the risk. Furthermore, the accounting information is derived from system-generated data that may contain errors regarding prices and other relevant terms if there are weaknesses in the controls that handle input and maintenance of data.

For further information on accounting policies for revenue recognition, see note 2 and for additional disclosures, see note 6.

Our audit procedures

As part of our audit of revenue recognition, we have performed a number of audit procedures, where some of the most important procedures include:

- We have obtained an understanding of significant transaction flows and critical business systems, and have evaluated whether the Company's key controls for managing the risk of errors in financial reporting are appropriately designed and implemented.

- We have audited the company's procedures for revenue recognition with a focus on (1) ensuring the input of data, (2) the completeness and accuracy of data transfer or extraction from the system, and (3) review of the accounting documents and reconciliation against subsequent billing.
- We have performed an analytical review of reported revenue and margins in order to identify significant fluctuations for further investigation.
- We have examined a sample of individual revenue transactions to verify that they have been priced according to current client contracts and that revenue has been recognised in the period in which the Company fulfilled its commitment.
- We have examined whether the information disclosed in the Annual Report is consistent with the requirements of the Annual Accounts Act and IFRS.

Accounting for staff costs

The Group's reported staff costs as at 31 December 2016 amount to SEK 696.8 million and consist largely of costs relating to temporary staffing. Temporary staffing costs are recognised in the accounting period in which the services are rendered. It is our assessment that completeness and allocation of staff costs has a material impact on the financial statements.

Temporary staffing costs are calculated based on time reported. Provisions for accrued staff costs are partly based on standardised amount calculations.

For further information on accounting policies for reporting staffing costs, see note 2 and for additional disclosures, see note 8.

Our audit procedures

As part of our audit of staff costs related to temporary staffing, we have performed a number of audit procedures, where some of the most important procedures include:

- We have obtained an understanding of significant transaction flows and critical business systems, and have evaluated whether the Company's key controls for managing the risk of errors in financial reporting are appropriately designed and implemented.
- We have examined the procedures for reporting of staff costs with a focus on (1) ensuring the input of data into systems, (2) the completeness and accuracy of the data transfer or extraction from the system, (3) examination of the accounting documents and reconciliation against payments and the approval processes and controls associated with reported hours worked and payroll disbursements.
- We have performed an analytical review of the period's staff costs compared with prior periods, taking into account the change in the number of full-time employees and wage index in order to identify significant fluctuations for further investigation.
- We have examined whether the information disclosed in the Annual Report is consistent with the requirements of the Annual Accounts Act and IFRS.

Valuation of goodwill

The Group's reported goodwill as at 31 December 2016 was SEK 18.7 million. Goodwill has been recognised in the balance sheet as a result of acquisitions at values exceeding the acquired businesses' net assets at the acquisition date. Our assessment is that goodwill measurement is an important area of financial reporting, given that there is a risk that the valuation cannot be justified and that the valuation of goodwill is based on a high degree of judgement, such as future cash flows.

For further information on accounting policies for goodwill, see note 2 and for additional disclosures, see note 14.

Our audit procedures

As part of our goodwill audit, we have performed a number of audit procedures, where some of the most important procedures include:

- We have evaluated whether the models used by management to calculate the value of the cash-generating units comply with the requirements of IAS 36 Impairment of Assets.
- We have analysed the forecast cash flows used in the valuation models to determine whether they are reasonable in terms of the Company's expected future development in each cash-generating unit.
- We have validated the assumptions used to calculate the discount rate.
- We have conducted sensitivity analyses of key assumptions, including sales growth and operating expenses.
- We have examined whether the information disclosed in the Annual Report is consistent with the requirements of the Annual Accounts Act and IFRS.

Accounting for deferred tax assets

The Group's reported deferred tax assets as at 31 December 2016 were SEK 11.2 million. Our assessment is that the measurement of deferred tax assets is an important area of financial reporting, given that the measurement is based on a high degree of judgement in terms of the possibility of utilising loss carryforwards against future profits.

For further information on accounting policies for deferred tax assets relating to utilised loss carryforwards, see note 2 and for additional disclosures, see note 13.

Our audit procedures
As part of our audit of deferred tax assets, we have performed a number of audit procedures, where some of the most important procedures include:

- We have checked that disclosures on loss carryforwards are consistent with the tax return and tax calculations.
- We have been provided with the budget for 2017 and business plans for subsequent periods, and have evaluated the Company's assessment regarding the reasonableness of significant assumptions used in the reporting of deferred tax relating to loss carryforwards.
- We have examined whether the information disclosed in the Annual Report is consistent with the requirements of the Annual Accounts Act and IFRS.

Information other than the annual accounts and consolidated accounts
This document also contains information other than the annual accounts and consolidated accounts, which is presented on pages 2-17 and 30-32. The Board of Directors and the Managing Director are responsible for this other information.

Our opinion on the annual accounts and consolidated accounts does not cover this other information and we do not express any form of assurance or conclusion regarding this other information.

In connection with our audit of the annual accounts and consolidated accounts, our responsibility is to read the information identified above and consider whether the information is materially inconsistent with the annual accounts and consolidated accounts. In this procedure, we also take into account our knowledge otherwise obtained in the audit and assess whether the information appears to be materially misstated.

If, based on the work performed concerning this information, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of the Board of Directors and the Managing Director
The Board of Directors and the Managing Director are responsible for the preparation of the annual accounts and consolidated accounts and for ensuring that they give a fair presentation in accordance with the Annual Accounts Act and, concerning the consolidated accounts, in accordance with IFRS as adopted by the EU. The Board of Directors and the Managing Director are also responsible for such internal control as they determine is necessary to enable the preparation of annual accounts and consolidated accounts that are free from material misstatement, whether due to fraud or error.

In preparing the annual accounts and consolidated accounts, the Board of Directors and the Managing Director are responsible for the assessment of the Company's and the Group's ability to continue as a going concern. They disclose, as applicable, matters related to the going concern and use of the going concern basis of accounting. The going concern basis of accounting is, however, not applied if the Board of Directors and the Managing Director intend to liquidate the Company, cease operations, or have no realistic alternative but to do so.

The Board's Audit Committee shall, without prejudice to the Board's responsibilities and tasks in general, among other things, oversee the company's financial reporting process.

Auditor's responsibility
Our objectives are to obtain reasonable assurance about whether the annual accounts and consolidated accounts as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinions. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs and generally accepted auditing standards in Sweden will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these annual accounts and consolidated accounts.

As part of an audit in accordance with ISAs, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the annual accounts and consolidated accounts, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinions. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of the Company's internal control relevant to our audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control.
- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors and the Managing Director.
- Draw a conclusion on the appropriateness of the Board of Directors' and the Managing Director's use of the going concern basis of accounting in preparing the annual accounts and consolidated accounts. We also draw a conclusion, based on the audit evidence obtained, as to whether any material uncertainty exists related to events or conditions that may cast significant doubt on the Company's and the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the annual accounts and consolidated accounts or, if such disclosures are inadequate, to modify our opinion about the annual accounts and consolidated accounts. Our conclusions are based on the audit evidence obtained up to the date of our audit report. However, future events or conditions may cause a company and a group to cease to continue as a going concern.
- Evaluate the overall presentation, structure and content of the annual accounts and consolidated accounts, including the disclosures, and whether the annual accounts and consolidated accounts represent the underlying transactions and events in a manner that achieves fair presentation.
- Obtain sufficient and appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated accounts. We are responsible for the direction, supervision and performance of the Group audit. We remain solely responsible for our opinions.

We must inform the Board of Directors of, among other matters, the planned scope and timing of the audit. We must also inform them of significant audit findings during our audit, including any significant deficiencies in internal control that we identified.

We must also provide the Board with a statement that we have complied with relevant ethical requirements regarding independence, and communicate to them all relationships and other matters that may be reasonably thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the Board of Directors, we determine those matters that were of most significance in the audit of the annual accounts and consolidated accounts, including the most important assessed risks of material misstatement, and these are therefore the key audit matters. We describe these matters in the auditor's report unless law or regulation precludes disclosure of the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in the auditor's report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Report on other legal and regulatory requirements

Opinions

In addition to our audit of the annual accounts and consolidated accounts, we have also audited the administration of the Board of Directors and the Managing Director of Poolia AB (publ) for the financial year 1 January 2016 to 31 December 2016 and the proposed appropriations of the Company's profit or loss.

We recommend to the general meeting that the profit be appropriated in accordance with the proposal in the statutory administration report and that the members of the Board of Directors and the Managing Director be discharged from liability for the financial year.

Basis for opinions

We conducted the audit in accordance with generally accepted auditing standards in Sweden. Our responsibilities in this regard are further described in the Auditor's Responsibilities section. We are independent of the Parent Company and the Group in accordance with professional ethics for accountants in Sweden and have otherwise fulfilled our ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinions.

Responsibilities of the Board of Directors and the Managing Director

The Board is responsible for the proposal concerning appropriations of the Company's profit or loss. Proposing a dividend includes an assessment of whether the dividend is justifiable considering the requirements that the nature, scope and risks of the Company's and the Group's operations place on the size of the Parent Company's and the Group's equity, consolidation requirements, liquidity and position in general.

The Board of Directors is responsible for the Company's organisation and the administration of its affairs. This includes, among other things, continuous assessment of the Company's financial situation and ensuring that the Company's organisation is designed so that accounting, management of assets and the Company's financial affairs are otherwise controlled in a reassuring manner. The Managing Director shall manage the ongoing administration according to the Board of Directors' guidelines and instructions, and, among other matters, shall take measures that are necessary to handle the Company's accounting in accordance with law and to conduct the management of assets in a reassuring manner.

Auditor's responsibility

Our objective for the audit of the administration, and therefore our opinion regarding discharge from liability, is to obtain audit evidence to assess with a reasonable degree of assurance whether any member of the Board of Directors or the Managing Director in any material respect has:

- undertaken any action or been guilty of any omission which could give rise to liability to the Company; or
- in any other way acted in contravention of the Companies Act, the Annual Accounts Act or the Articles of Association.

Our objective for the audit of the proposed appropriations of the Company's profit or loss, and therefore our opinion regarding same, is to assess with a reasonable degree of assurance whether the proposal is in accordance with the Companies Act.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with generally accepted auditing standards in Sweden will always detect actions or omissions that can give rise to liability to the Company, or that the proposed appropriations of the Company's profit or loss are not in accordance with the Companies Act.

As part of an audit in accordance with generally accepted auditing standards in Sweden, we exercise professional judgement and maintain professional scepticism throughout the audit. The examination of the administration and the proposed appropriations of the Company's profit or loss is based primarily on the audit of the accounts. Additional audit procedures performed are based on our professional judgement, with a starting point in risk and materiality. This means that we focus the examination on such actions, areas and relationships that are material for operations and where deviations and violations would have particular importance for the Company's situation. We examine and test decisions undertaken, support for decisions, actions taken and other circumstances that are relevant to our opinion concerning discharge from liability. As a basis for our opinion concerning the Board of Directors' proposed appropriations of the Company's profit or loss, we have examined the Board's explanatory statement, and a selection of the evidence in order to assess whether the proposal is in accordance with the Companies Act.

Auditor's review of the Corporate Governance Report

The Board is responsible for the Corporate Governance Report on pages 24-29 and for ensuring it is prepared in accordance with the Swedish Annual Accounts Act.

Our review has been conducted in accordance with FAR's standard RevU 16 on reviewing corporate governance statements. This means that our review of the Corporate Governance Report has another focus and is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and generally accepted auditing standards in Sweden. We believe that this review provides a sufficient basis for our opinions.

A Corporate Governance Report has been prepared. Disclosures pursuant to Chapter 6, section 6, second paragraph (2-6) of the Annual Accounts Act and Chapter 7, section 31, second paragraph of the same act are consistent with the other parts of the annual accounts and consolidated accounts and are in accordance with the Annual Accounts Act.

STOCKHOLM, 11 APRIL 2017

Deloitte AB

Henrik Nilsson
Authorised Public Accountant

DEFINITIONS

Average number of employees
Total hours worked during the year divided by the average number of hours worked per full-time employee.

Capital employed
Total assets less non-interest-bearing liabilities, including provisions for taxes.

Earnings per share
Profit/loss after tax for the year divided by the average number of shares.

Equity/assets ratio
Equity, including non-controlling interests, as a percentage of total assets.

Equity per share
Equity divided by the number of shares outstanding.

Income per employee
Operating income divided by the average number of FTEs.

Operating margin
Operating profit/loss as a percentage of operating income.

Operating profit/loss
Operating income less operating expenses.

P/E ratio
Share price on the closing date divided by earnings per share.

Profit margin
Profit/loss after financial items as a percentage of operating income.

Return on capital employed
Profit/loss after financial items plus finance costs divided by average capital employed.

Return on equity
Profit/loss after tax divided by average equity.

Return on total assets
Profit/loss after financial items plus finance costs divided by average total assets.

Risk-bearing capital
Equity, plus non-controlling interests and provisions for taxes, as a percentage of total assets.

OPERATIONAL MEASURES

Growth
Increase in operating income compared with the same period the previous year, expressed as a percentage.

Restructuring costs
Costs that are not considered part of normal operations and are determined to be non-recurring. They are reported under operating expenses in the income statement.

ADDRESSES

HEAD OFFICE

POOLIA AB
POOLIA STOCKHOLM
Kungsgatan 57 A
Box 207
SE-101 24 Stockholm
Tel: 08-555 650 00
Fax: 08-555 650 01
info@poolia.se

SWEDEN

POOLIA GOTHENBURG
Kungsgatan 42
SE-411 15 Gothenburg
Tel: + 46 (0)31-743 20 00
gbg@poolia.se

POOLIA JÖNKÖPING
Norra Strandgatan 4
SE-553 20 Jönköping
Tel: + 46 (0)36-17 32 60
jonkoping@poolia.se

POOLIA LINKÖPING
Platensgatan 8
SE-582 20 Linköping
Tel: + 46 (0)13-36 86 50
linkoping@poolia.se

POOLIA MALMÖ
Gustav Adolfs Torg 12
SE-211 39 Malmö
Tel: + 46 (0)40-661 25 00
malmo@poolia.se

POOLIA SUNDSVALL
Universitetsallén 32
SE-851 71 Sundsvall
Tel: + 46 (0)60-64 10 30
sundsvall@poolia.se

POOLIA UMEÅ
Storgatan 43
SE-903 26 Umeå
Tel: + 46 (0)90-16 05 30
umea@poolia.se

POOLIA UPPSALA
Kungsängsgatan 5B
SE-753 22 Uppsala
Tel: + 46 (0)18-16 93 60
uppsala@poolia.se

POOLIA ÖREBRO
Rudbecksgatan 7
SE-0702 11 Örebro
Tel: + 46 (0)19-766 37 00
orebro@poolia.se

FINLAND

POOLIA HELSINKI
Kalevankatu 6
FI-00100 Helsinki
Tel: +358,207,290,830
info@poolia.fi

GERMANY

POOLIA DÜSSELDORF
Graf-Adolf-Straße 70
DE-40210 Düsseldorf
Tel: +49 211 936 56 40
duesseldorf@poolia.de

POOLIA FRANKFURT
Stresemannallee 30
DE-60596 Frankfurt
Tel: +49 692 193 090
frankfurt@poolia.de

POOLIA HAMBURG
Mönckebergstraße 5
DE-20095 Hamburg
Tel: +49 403 231 07 90
hamburg@poolia.de

POOLIA HANOVER
Grupenstrasse 2
DE-30159 Hannover
Tel: +49 511 763 57 90
hannover@poolia.de

POOLIA COLOGNE
Hohenzollernring 37
DE-50672 Cologne
Tel: +49 221 277 94 50
koeln@poolia.de

POOLIA MANNHEIM
N2, 4
DE-68161 Mannheim
Tel: +49 621 150 32 90
mannheim@poolia.de

POOLIA MUNICH
Schleissheimer Strasse 141
DE-80797 München
Tel: +49 892 4294 80
muenchen@poolia.de

POOLIA STUTTGART
Wilhelmsplatz 11
DE-70182 Stuttgart
Tel: +49 711 213 92 40
stuttgart@poolia.de



POOLIA

ANNUAL REPORT 2015

Notice of the Annual General Meeting

The shareholders of Poolia AB (publ) are hereby given notice of the Annual General Meeting to be held on Wednesday 27 April 2016 at 4 p.m. at the Company's offices in Stockholm at Kungsgatan 57A, 4th floor.

Registration
Shareholders wishing to attend the AGM must be entered in the share register held by Euroclear Sweden AB as at Thursday 21 April 2016, and must have notified Poolia of their intention to attend by Thursday 21 April 2016.

Shareholders may notify the Company of their intention to attend by contacting:
Poolia AB
Attn: Tarja Roghult
Box 207
SE-101 24 Stockholm

Notification may also be made by
telephone: 08-555 650 33
e-mail: tarja.roghult@poolia.com

The notification must include the name, telephone number, personal identity number or company registration number and the number of advisors. Shareholders with nominee-registered shares who wish to attend the Annual General Meeting must have their shareholding registered in their own name so that their shares are registered well before 21 April 2016.

Dividend
The Board proposes that the Annual General Meeting adopt a dividend of SEK 0.5 per share, to a total value of SEK 8,560,998.

Financial calendar

Interim report Jan–Mar	27 April 2016
Interim report Jan–Jun	20 July 2016
Interim report Jan–Sep	27 October 2016
Year-end report 2016	February 2017

CONTENTS

ISIN code: SE0000567539
NASDAQ OMX ticker: POOL B

Photos: Christian Gustavsson, Jeanette Hägglund

POOLIA IN BRIEF

Poolia's history

1989
Björn Örås founds Ekonompoolen (Pool of Accountants) in Stockholm. A new act on the deregulation of temporary staffing comes into force in Sweden in 1992.

1993
Teknikerpoolen (Pool of Engineers) is founded. Deregulation of the permanent placement market.

1997
The Company adopts a new strategy to become a full-service supplier in the staffing industry and is renamed Poolia. A new business area, Poolia Kontor, is established with the acquisition of Kontorsvikarien.

1999
Poolia is launched on the Stock Exchange and becomes the first company in Sweden with a Legal business area.

2000
Poolia become Sweden's second fastest-growing company and third largest staffing company. Operations start in Denmark and Finland.

2001
Acquisition of Competence Sköterskejouren, leading to the start of Poolia Healthcare. Operations start in Germany with the acquisition of A&Z.

2002
Poolia adopts a new strategy and reverts to a business that specialises purely in qualified professionals. Other activities, primarily Warehouse & Industry, are moved to the new company Uniflex, which is completely separate, but owned by Poolia.

2004
Acquisition of UK company Parker Bridge, with operations in London and Edinburgh. Uniflex is distributed to shareholders and listed on the Stock Exchange.

2007
Poolia Healthcare and Poolia Doctor are separated from Poolia and placed in a separate company, Dedicare. Poolia continues as the owner.

2010
Poolia reports growth and prepares to gain market shares. Acquisition of Utvecklingshuset.

2011
Dedicare is distributed to shareholders and listed on the Stock Exchange. Poolia starts up new business areas, Poolia Executive Search and Talent Eye, and establishes a presence in Umeå and Sundsvall.

2013
Poolia's strategy is focused on the core business of temporary staffing and permanent placement of professionals. All other activities are discontinued. Focus on sales and employee development.

2014
The year is marked by restructuring and adaptation of the business with a focus on sales and marketing.

2015
The focus on profitability improvements, strategic and organisational development and sales begins to produce results.

SHARE OF REVENUE BY SEGMENT


Sweden 69.8%
Finland 6.6%
Germany 23.6%

REVENUE, SEK MILLIONS


SEK million
1,200
1,000
800
600
400
200
0
2011
2012
2013
2014
2015

Relates only to continuing operations, excl. UK, Utvecklingshuset and Dedicare.

EQUITY/ASSETS RATIO


%
40
35
30
25
20
15
10
2011
2012
2013
2014
2015

AVERAGE NUMBER OF EMPLOYEES


1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
2011
2012
2013
2014
2015

Relates only to continuing operations, excl. UK, Utveckling-shuset and Dedicare.

OPERATING PROFIT/LOSS, SEK MILLIONS


SEK million
40
30
20
10
0
-10
-20
-30
-40
2011
2012
2013
2014
2015

2012–2014 relates only to continuing operations.

EARNINGS PER SHARE, SEK


SEK
1.5
1.0
0.5
0
-0.5
-1.0
-1.5
2011
2012
2013
2014
2015

2012–2014 relates only to continuing operations. 2011 does not include Dedicare.

SHARE OF EMPLOYEES BY COUNTRY, AVERAGE


Finland 8%
Sweden 61%
Germany 31%

GENDER PROFILE


Women 64%
Men 36%

FROM THE CEO

2015 can be described as a turnaround year for Poolia. After three years of declining sales, we have finally seen certain results from our efforts and are once again able to demonstrate growth. Our 8% growth during the year is not fully in line with our growth target, but it has certainly reversed the trend.

Profitability, although not yet satisfactory, has also developed in the right direction, returning to positive figures for the first time since 2011. This means that Poolia's financial situation is sufficiently stable for us to propose that the Annual General Meeting adopt a dividend to our shareholders once again.

The market

Demand for staffing services generally increased during 2015. However, there are large variations in growth between different occupational categories. While segments such as industry/manufacturing and warehousing/logistics showed high growth during the year, the categories in which Poolia operates, which primarily consist of staff functions such as finance, office support, legal and IT, experienced a slower rate of growth.

Certain politicians and unions criticised the staffing industry during the year, saying that the industry does not offer "proper jobs". This was despite the fact that staffing companies offer exactly the same salaries, union agreements and employment security as any other employer. What is more, in the event of any cutbacks, our industry is better at finding new clients for our employees than an "ordinary" employer.

Competition in the industry remains intense, with over 500 registered staffing companies. Although they do not all offer exactly the same services in the same geographical locations, there are plenty of competitors in the market. This means that it is important to offer competitive services at competitive prices at all times.

Poolia 2015

The Swedish business operations were conducted under the slogan "the year of sales and marketing" in 2015. These important functions had been given too little focus, commitment and resources for a number of years. With the competition that exists in the market, successful sales and marketing are crucial to achieving success. To reach our short and long-term goals, we will continue to devote significant resources to the development of these two areas.

In 2015, Poolia participated in far more tendering processes than previously, both in the private and public sectors. We were successful and won many contracts with key clients. However, even when a major contract is awarded, it takes time for it to be reflected in revenue. This is why it was summer before we were able to see revenue returning to growth. Sales improved during the last two quarters of the year.

The acquisition of Joblink in Malmö was completed in May. Joblink's business was about the same size as Poolia's in Skåne. The purpose of the acquisition is to gain a larger and better market position in the Skåne region, enabling us to achieve further growth with good profitability. We merged and streamlined the operations during summer and autumn. Today, our company in Malmö is well positioned, with a strong management team and highly skilled employees, ready to embrace the future.

If Poolia Sweden is to develop well and measure up to its long-term goals, all our leaders and managers must be on top of their game. A nine-month leadership development programme called No Roof Leadership was launched on 1 September, when all 23 of Poolia Sweden's managers climbed Kebnekaise's southern peak together. The ascent included about 250 metres of altitude climbing, a challenge for many. The purpose of the trip, which included two days of group work and personal development, was to unite around our common objective of taking Poolia Sweden to new heights.

In 2015, we have also worked on refining our goals and strategies. Our 2020 goals are now well entrenched among employees and confidence in management is very high again. The "confidence in management" question in last autumn's employee survey scored 78 points (among the best in Sweden), while as many as 92% of employees knew about our goals and strategies.

Poolia Germany continues to perform well in the face of fierce competition, with over 10,000 players in the market. Growth in 2015 was 10.4%, compared with 9.7% the previous year. Profitability also remains good, which is very satisfying. The margin situation in Germany is more favourable than in Sweden, where temps are prepared to accept 20-30 percent lower salaries than offered in permanent employment. Temporary staffing accounts for 90 percent of Poolia Germany's revenue. Permanent placement accounts for the remaining 10 percent, and here too the margin is higher than in Sweden. Overall, Poolia Germany has shown very good results over the last two years, with good stability in its operations and strong leadership.

Poolia has been operating in Germany for 15 years and is currently established in seven of Germany's major cities. In Germany, our activities are also concentrated on the white collar sector, focusing on financial and office staff. Although we are are very small in comparison to our international competitors, we feel that we have a good platform for further expansion in Germany.

Poolia Finland is being affected by a prolonged recession, which is why the targets for the year were not reached. We have stable and experienced operations in Helsinki, but it is unfortunate that demand for both temporary staffing and permanent placement services is low at the moment. However, we do not have any plans to leave Finland; instead, we are adapting the business so that we will be ready when Finland returns to economic growth and demand rises again.

In conclusion, I would like to say that, as we enter 2016, Poolia's management feel that we have made good progress in our restructuring and improvement work. We still have a lot left to do, but I am certain that I speak for all employees when I say that we have enormous positive energy in the Company and a strong belief in the future.

Morten Werner
Managing Director
and CEO
Poolia AB

POOLIA'S VALUES AND OPERATIONS

Poolia's business concept is to provide companies and organisations with the skills that, either temporarily or permanently, meet their needs for qualified professionals.

Poolia is one of Sweden's leading companies in the field of temporary staffing and permanent placement of qualified professionals. The Company was founded by Björn Örås in 1989, and in 2015 had just over 1,350 employees in Sweden, Finland and Germany and a turnover of SEK 757 million.

Our vision is to be our clients' preferred choice for temporary staffing and permanent placement of professionals, regardless of the economic climate. Poolia is an authorised recruitment company and a dedicated employer with a high employee satisfaction rate. We offer our private and public sector clients proven and quality-assured processes and professional partnership in the area of staffing.

Poolia is represented at 18 locations in three countries. The Company's head office is in Stockholm. Out of Poolia's just over 1,350 employees some 800 are based in Sweden, 400 in Germany and 100 in Finland. About 88% of our employees work as temps at our clients' offices. The rest are internal staff and work as key account managers, candidate managers, consultants, permanent placement consultants or other staff functions

Poolia Sweden AB was certified under SS-EN ISO 9001:2008 Quality Management System and EN SS-EN ISO 14001:2004 Environmental Management System in 2012.

Poolia offers a high level of expertise in the core areas of permanent placement and temporary staffing. The permanent placement and temporary staffing services are divided into several specialist areas: Finance & Accounting, IT, Office Support, Human Resources, Sales & Marketing, Life Science & Engineering and Legal. Another specialist area is executive recruitment through Poolia Executive Search.

Poolia's values

Poolia's fundamental values form the basis of the Company's business operations and they are ingrained in everything we do. We want our values to get our employees to grow and feel satisfaction in their work.

- I am important
- I try the untried
- I always do my best
- I put business first
- I take responsibility
- I am here with heart and soul
- We are the good company

We want to express our credibility through our values – not just in our cooperation with our clients, but also in our contacts with candidates, shareholders and other stakeholders. To achieve this, we must be able to attract the best employees, which is why it is our aim to be the best employer in the business. Poolia's clearly defined, relevant values are a strength and are essential to the achievement of our goals.

People – the foundation of Poolia's business
At Poolia we are well aware that our temps are our single most important asset and that satisfied employees perform better. Even though most of our employees spend the majority of their time working in other companies, it is important to us that they understand they are a part of Poolia.

Learning organisation with strategic expertise
Poolia works constantly to be a learning organisation providing strategic expertise. This means we focus on sustainability and work in a long-term framework by having the right expertise in the right place at the right time in order to achieve our business objectives. Our managers are responsible for creating a good learning and skills development environment. However, everyone is expected to take personal responsibility for developing their skills and also for sharing knowledge and experience.

Provision of strategic expertise means using the Company's business concept as a basis for formulating key skills, from core competencies at a general level to competence contracts at an individual level. We use a method for analysing skills gaps and filling them with the right content. On this basis we procure training courses, which can be individual, group-wide or niched, according to the position. This means that employee development is conducted with a carefully-planned, systematic approach.

Leadership
It is essential that we practise good leadership so that Poolia's employees are able to develop continuously and contribute to the achievement of our common goals.

Leaders set an example to others by demonstrating responsibility, empathy and courage. Poolia's values are the foundation for everything we do, and together we build a strong company.

All Poolia's employees are entitled to good leadership
Leadership stems from good relationships with each other and is based on mutual trust and acceptance. Our managers at Poolia must show courage, value equality and promote diversity. They must also demonstrate decisive, effective leadership that inspires confidence, and be able to manage operations based on the Company's goals and visions.

Poolia's leadership is based on our leadership philosophy, which requires us to be a company that attracts highly-qualified, ambitious and business-oriented people with humanistic values. This means that Poolia's managers have

- a focus on results
- courage in their leadership
- a coaching approach
- equal values.

Strategy for work on health
Having a long-term strategy for our work on health is another important success factor for developing our business activities. Besides increased job satisfaction and reduced sick leave costs, healthy employees who are happy at work are a quality assurance factor for our clients. We are convinced that the main reason for our good health record is that our employees feel happy and developed in their work at Poolia. To maintain this positive trend, we base our work on the results of our annual employee satisfaction surveys. We are also convinced that it is crucial for employees to feel motivated in order to improve their health. We work pro-actively to minimise the number of ill-health factors in order to create a healthy working climate for everyone. Poolia aims to be an employer that promotes and focuses on factors that improve health.

Poolia's portfolio of services

Poolia supports clients with staffing needs by providing temporary staffing and permanent placement, regardless of the economic climate.

Fundamental to our permanent placement and temporary staffing activities is that our consultants and permanent placement consultants are experts within their respective fields. Lawyers are recruited by lawyers, economists by economists and so on. Other examples include our specialists at Poolia Executive Search who recruit professionals at managerial level. This means we can guarantee that we always provide clients with the right expertise.

Temporary staffing
Temporary staffing is one of Poolia's core business activities, serving clients in need of qualified professionals. Poolia has over 25 years' experience of placing qualified professionals in temporary positions at all levels – from office assistants to specialists and managers. We help companies of all sizes to quickly and effectively cover temporary peaks in production, scheduled leave, sick leave and other situations where extra resources are needed. We quickly and efficiently find the right candidate for each assignment, whether the client is seeking someone with a particular skill or needs to staff an entire department.

Permanent placement
Permanent placement is our other core business activity. We have worked in this area for over 25 years and during this time we have developed and improved our methods, creating quality-assured processes that are suited to companies of all sizes in the private and public sectors. During the last quarter of 2015, we implemented a new recruitment tool that simplifies and increases the efficiency of our recruiters' work. With specialists recruiting to each occupational segment, we are able to quickly and accurately match the right candidate to the job.

Poolia's specialist areas

Finance & Accounting
Poolia's broad network of economists forms the basis of Poolia's business. We are one of the companies with the longest experience in temporary staffing and permanent placement of economists in Sweden. We have a broad range of skills in finance, accounting and controlling – from financial assistants and controllers to chief accountants and CFOs. We also have a high level of banking finance expertise in the areas of administration, debt management, credit and insurance.

IT
Poolia was the first in Sweden to offer qualified resource temps within the area of IT. We are experts in the temporary and permanent provision of specialist skills at all levels – from project assignments to IT managers.

Office Support
Poolia has a wide range of administrative support services. We can help companies with temporary staffing and permanent placement needs by providing office

managers, office assistants, managerial PAs, order administrators and other qualified and experienced staff.

Human Resources

University-educated human resources specialists with previous HR experience are available for temporary or permanent placements through Poolia. We can provide businesses with qualified HR managers, specialists and administrators. We can also work with our clients alongside their own HR departments.

Sales & Marketing

In sales and marketing, we offer professional staffing solutions in the areas of information and marketing, – from project managers, salespersons, buyers, public information officers and web designers to marketing and information managers.

Life Science & Engineering

We work with leading Swedish companies in the pharmaceutical, processing, food, energy and life science industries. Poolia offers its clients experienced temps, such as biochemical and chemical technology engineers, with a background in science. In Engineering, we offer highly-qualified engineers and technicians in construction/ property, mechanics and electronics, as well as architectural expertise in both development and infrastructure.

Legal

Poolia Legal was the first company in Sweden to specialise in the temporary staffing and permanent placement of lawyers. Our ambition is to create a lasting relationship with our clients by providing them with the right strategic skills and assisting them in employee development over time. Being a pioneer in the industry has given us a deep understanding of our clients' needs and a broad network of candidates. We are lawyers who recruit lawyers, and we are dedicated to meeting our clients' needs for skills on both a temporary and permanent basis.

Poolia Executive Search

Recruitment of senior executives requires a special process and specific knowledge. Poolia Group has concentrated expertise in executive recruitment within the company Poolia Executive Search AB, with more than 60 years' collective experience in head-hunting.

To guarantee the quality of each individual assignment, we use special recruitment methods tailored to senior executive recruitment. These include a specially developed search method that systematically identifies the right candidates for the position, i.e., headhunting or executive search. We involve ourselves in every stage of the recruitment process and in each specific assignment we work with a team of two senior consultants and one researcher. We also work with a registered selection psychologist to understand more about the capabilities and skills of the candidate.

Poolia Executive Search also works with Interim Management and Management Audit.

Quality-certified processes

Poolia has more than 25 years' experience of permanent placement and temporary staffing and has developed quality-assured processes that enable us to consistently deliver superior quality to our clients. We continuously assess our resource temps and our undertakings, both during and after the assignment, to ensure that we meet our clients' requirements and preferences at all times. In 2015, we exceeded our customer satisfaction index target.

Our quality objectives

- A customer satisfaction index of 4.2 out of 5
- Temps and internal personnel – people are the heart of Poolia's business. We remain committed to being an attractive employer and having satisfied employees who do a better job.
- Processes – we shall ensure compliance with our ISO quality management systems.

MARKETS

Poolia focuses on the professional service area and has a presence in the markets of Sweden, Germany and Finland. Our segment reporting format under IFRS is geographical areas.



Morten Werner, Managing Director of Poolia Sweden

Poolia Sweden

In 2015, the Swedish staffing market had a turnover of SEK 28.6 billion[1] and a penetration rate of 1.5%[1].

Poolia Sweden's revenue amounted to SEK 528.6 million, which is an increase of 8.4%. Operating profit/loss was SEK -1.6 million and the operating margin for the full year was -0.3%. Poolia's Swedish operations accounted for 70% of the Group's revenue. Temporary staffing accounted for 88% of revenue, while permanent placement accounted for 12%.

Restructuring measures to improve the efficiency of the organisation were conducted during the year at a cost of SEK 5.3 million. The focus is on increased sales and marketing, with the aim of increasing growth and volumes in both the temporary staffing and permanent placement business.

SWEDEN: REVENUE AND OPERATING MARGIN


SEK million
%
1 000
900
800
700
600
500
400
300
200
100
0
4
3
2
1
0
-1
-2
-3
-4
2011
2012
2013
2014
2015

2012 - 2014 relate only to continuing operations. The year 2011 does not include unallocated parent company expenses.



Tobias Rebenich Managing Director of Poolia Germany

Poolia Germany

Poolia Germany's revenue amounted to SEK 178.6 million, which is an increase of 10.4% from the previous year. Operating profit was SEK 16.4 million and the operating margin was 9.2%. The business accounts for 24% of Poolia's revenue. Temporary staffing accounted for 90% of revenue, while permanent placement accounted for 10%.

Poolia Germany's continuing focus on profitable growth brought good results in 2015. We now have an efficient organisation and a strong management team that we believe will deliver good growth in the coming years.

GERMANY: REVENUE AND OPERATING MARGIN


SEK million
%
200
180
160
140
120
100
80
60
40
20
0
12
10
8
6
4
2
0
2011
2012
2013
2014
2015

The year 2011 does not include unallocated parent company expenses.

[1] The most recent statistics available for the Swedish staffing market's turnover from the trade association Swedish Staffing Agencies.



Jose Majanen
Managing Director of Poolia Finland

Poolia Finland

Poolia Finland's revenue amounted to SEK 49.9 million, which is a decline of 2.3% compared with the previous year. Operating profit was SEK 1.2 million and the operating margin was 2.4%. The business accounts for 7% of Poolia's revenue. Temporary staffing accounted for 93% of revenue, while permanent placement accounted for 7%.

Poolia's operations in Finland are being affected by the country's long recession. We are working to adapt our operations to the circumstances so that we will be ready when demand rises again.

FINLAND: REVENUE AND OPERATING MARGIN


SEK million
%
60
50
40
30
20
10
0
14
12
10
8
6
4
2
0
2011
2012
2013
2014
2015

The year 2011 does not include unallocated parent company expenses.

THE POOLIA SHARE

Poolia's shares were admitted to trading on the Stockholm Stock Exchange on 23 June 1999. Share capital on 31 December 2015 was SEK 3,424,399 divided into 17,121,996 shares (4,023,815 class A shares and 13,098,181 class B shares), with a par value of SEK 0.20. All shares carry equal rights to a share of the Company's assets and profits. Class A shares carry entitlement to one vote and class B shares to 1/5 vote.

Share price movement

The share price was SEK 10.80 at the beginning of the year and SEK 12.40 on 31 December 2015. The highest listing for the Poolia share during the year was SEK 14.50, while the lowest was SEK 9.50.

Stock exchange trading

Poolia's shares are listed on NASDAQ OMX Stockholm AB under the ticker POOL B. A round lot consists of 1 share and the par value is SEK 0.20.

Dividend policy

The Board of Directors' long-term dividend policy is that the annual dividend shall normally exceed 50% of the Group's profit after tax.

THE 10 LARGEST SWEDISH SHAREHOLDERS AT 31 DECEMBER 2015

Name	A shares	B shares	Holding %	Votes %
Örås, Björn	4,023,815	3,251,445	42.49	70.36
PSG Micro Cap		984,921	5.75	2.97
Fjärde AP-fonden		761,036	4.44	2.29
Swedbank Robur Småbolagsfond Sverige		679,573	3.97	2.05
Palmstierna, Fredrik		569,391	3.33	1.71
Swedbank Robur Småbolagsfond Norden		416,461	2.43	1.25
Wilkne, Thord		403,696	2.36	1.22
Riksbankens Jubileumsfond		386,395	2.26	1.16
Krishan, Thomas		342,143	2.00	1.03
Pizzignacco, Jenny		261,140	1.53	0.79
Örås, Sara		256,600	1.50	0.77
Total	**4,023,815**	**8,312,801**	**72.06**	**85.6**

SHAREHOLDINGS AT 31 DECEMBER 2015

No. of shares	No. of shareholders	Holding %	Votes %
1 – 1,000	1,442	2.29	1.18
1,001 – 5,000	177	2.51	1.30
5,001 – 50,000	43	3.58	1.85
50,001 –	30	91.62	95.68
Total	**1,692**	**100.00**	**100.00**

THE 10 LARGEST FOREIGN SHAREHOLDERS AT 31 DECEMBER 2015

Name	A shares	shares	Holding %	Votes %
JP Morgan Bank Luxembourg S.A. UK		600,039	3.50	1.81
Placeringsfond småbolagsfond, Norden, Finland		529,222	3.09	1.59
UBS AG LDN Branch A/C Client, IPB, UK		93,971	0.55	0.28
Jyske Bank General Settlement Acc, Denmark		89,500	0.52	0.27
Handelsbanken Fonder AB RE JPMEL, UK		82,090	0.48	0.25
Svenska Handelsbanken AB for PB, Luxembourg		63,400	0.37	0.19
UBS AG London Branch Equities, UK		48,793	0.28	0.15
JP Morgan Bank Luxembourg S.A. UK		20,000	0.12	0.06
SIP 203, Skandia Leben, Liechtenstein		15,000	0.09	0.05
Nordea 1 SICAV, Luxembourg		11,387	0.07	0.03
Total		**1,553,402**	**9.07**	**4.67**

PER SHARE DATA

	2015	2014	2013	2012	2011
Number of shares, average	17,121,966	17,121,996	17,121,996	17,121,996	17,121,996
Number of shares, outstanding	17,121,966	17,121,996	17,121,996	17,121,996	17,121,996
Earnings per share, SEK	0.93[1]	0.11[1]	0.15[1]	-1.10[1]	0.94[2]
Equity per share, SEK	4.41	3.96	3.52	4.62	6.60
Dividend per share, SEK	0.5[3]	0.0	0.0	0.0	0.43
Share price 31 Dec, SEK	12.40	11.10	11.35	10.70	14.20
P/E ratio	13.3	100.9	neg	neg	15.1

1) Excl. UK and Utvecklingshuset.
2) Excl. Dedicare.
3) According to the Board's proposal.

OWNERSHIP CATEGORIES


Foreign shareholders 9%
Swedish private individuals 65%
Public sector 2%
Social security funds 4%
Other 3%
Financial companies 16%

SHARE CAPITAL DEVELOPMENT (ISSUED SHARES)

Year	Event	Change in share capital	Total share capital	Change in number of shares	Total number of shares
1997	Bonus issue	50,000	100,000	500	1,000
1999	Split	–	100,000	4,999,000	5,000,000
1999	New issue	7,301.76	107,301.76	365,088	5,365,088
1999	Bonus issue	965,715.84	1,073,017.6	–	5,365,088
1999	New issue	266,660	1,339,677.8	1,333,300	6,698,388
2000	New issue	193,599.8	1,533,277.6	968,000	7,666,388
2001	Bonus issue	3,066,555.2	4,599,832.8	15,332,776	22,999,164
2003	Share redemption	-913,148.8	3,686,684	-4,565,744	18,433,420
2004	Reduction	-184,401.9	3,502,282.1	–	18,433,420
2004	New issue	1,354	3,503,636.1	6,770	18,440,190
2004	Bonus issue	184,401.9	3,688,038	–	18,440,190
2005	New issue	956	3,688,944	4,780	18,444,970
2006	New issue	4,307.2	3,693,301.2	21,536	18,466,506
2009	Share redemption	-268,902.2	3,424,399	-1,344,510	17,121,996

FIVE-YEAR SUMMARY

The tables below presents condensed financial information for the financial years 2011-2015. Income statements and certain key ratios for 2012-2015 have been restated to reflect the discontinued operations in the UK and Utvecklings-huset. Income statements and certain key ratios for 2011 have been restated to reflect the divestment of Dedicare in 2011.

Amounts in SEK millions	2015	2014	2013	2012	2011
CONDENSED INCOME STATEMENT					
Operating income	757.1	700.6	729.1	888.5	1,122.6
Operating expenses	-680.0	-691.7	-722.8	-900.5	-1,097.9
EBITDA	18.9	8.9	6.3	-12.0	24.7
Depreciation/amortisation of non-current assets	-2.9	-3.3	-3.9	-6.5	-7.5
Impairment of non-current assets	–	–	–	-4.7	–
Operating profit/loss	16.0	5.6	2.4	-23.2	17.2
Financial items	6.5	-0.3	-0.1	0.2	0.4
Profit/loss before tax	22.5	5.3	2.3	-23.0	17.6
Taxes	-6.5	-3.4	0.2	4.2	-2.9
Profit/loss for the year, continuing operations	**16.0**	**1.8**	**2.5**	**-18.8**	**14.8**
Profit/loss after tax, discontinued operations	-0.7	-1.7	-22.4	-6.7	1.3
Profit/loss for the year	**15.3**	**0.1**	**-19.9**	**-25.5**	**16.1**
CONDENSED BALANCE SHEET					
ASSETS					
Goodwill	18.5	12.4	12.2	27.7	27.9
Other non-current assets	7.3	5.7	7.6	9.5	16.8
Deferred tax assets	11.6	14.1	15.7	14.8	10.8
Current receivables	175.2	149.6	172.9	209.5	261.0
Cash and cash equivalents	20.2	19.0	12.7	12.7	21.6
Total assets	**232.9**	**200.9**	**221.2**	**274.2**	**338.0**
EQUITY AND LIABILITIES					
Equity	75.5	67.8	60.3	79.2	113.1
Deferred tax liabilities	–	–	–	–	1.5
Liabilities to credit institutions	1.9	5.5	20.4	12.4	18.5
Other current liabilities	155.5	127.6	140.4	182.6	205.0
Total equity and liabilities	**232.9**	**200.9**	**221.2**	**274.2**	**338.0**
KEY FINANCIAL RATIOS					
Operating margin, % [1]	2.1	0.8	0.3	-2.6	1.5
Profit margin, % [1]	2.9	0.8	0.3	-2.6	1.6
Return on equity, %	21.3	0.2	-28.4	-26.6	12.7
Return on capital employed, %	28.5	5.1	-23.1	-26.1	13.4
Return on total assets, %	9.9	1.8	-8.0	-9.5	5.2
Equity/assets ratio, %	32.4	33.8	27.3	28.9	33.4
Risk-bearing capital, %	32.4	33.8	27.3	28.9	33.9
Number of FTEs, average [1]	1,353	1,189	1,282	1,522	1,896
Income per employee, SEK 000 [1]	560	589	569	584	592
Earnings per share, SEK	0.93	0.11	0.15	-1.10	0.94

1) Group excluding Poolia UK and Utvecklingshuset for 2012 - 2015. Excluding Dedicare for 2011.
Definitions of the financial ratios above can be found on page 53.

DIRECTORS' REPORT

POOLIA AB (PUBL) CRN 556447-9912

The Board of Directors and the Managing Director of Poolia AB (publ), registered office Stockholm, Sweden, hereby present the Parent Company's annual accounts and the consolidated financial statements for the 2015 financial year. The following income statements, statements of comprehensive income, balance sheets, specifications of equity, cash flow statements and report of the accounting policies applied and notes represent Poolia's official financial statements. The Corporate Governance Report can be found on pages 21-26.

Business description

Poolia's business concept is to provide companies and organisations with the skills that, either temporarily or permanently, meet their needs for qualified professionals. Poolia focuses on temporary staffing and permanent placement in the business areas of Finance & Accounting, IT, Office Support, Human Resources, Sales & Marketing, Life Science & Engineering, Legal and Executive Search. Poolia conducted operations in three countries during the year: Sweden, Finland and Germany. The UK operations were divested on 28 February 2014 and are not included in the Group's revenue, earnings and financial ratios for 2015 and 2014.

Poolia's segment reporting is based on internal reporting, which means that the segment reporting format is geographical regions. Poolia's geographical segments are Sweden, Finland and Germany. This is the level at which Poolia's chief operating decision-maker analyses the business operations. Poolia UK is reported under discontinued operations.

The poolia share

Poolia is listed on NASDAQ OMX Stockholm AB under the ticker POOL B. The Company's largest shareholder, Björn Örås, controlled 70.36% of the voting rights and 42.49% of the capital at the end of 2015. Björn Örås is also Chairman of the Board of Poolia AB. No other shareholder had a holding corresponding to voting rights of 10% or more.

THE 10 LARGEST SHAREHOLDERS AT 31 DECEMBER 2015

Name	A shares	B shares	Holding %	Votes %
Örås, Björn	4,023,815	3,251,445	42.49	70.36
PSG Micro Cap		984,921	5.75	2.97
Fjärde AP-fonden		761,036	4.44	2.29
Swedbank Robur Småbolagsfond Sverige		679,573	3.97	2.05
JP Morgan Bank Luxembourg S.A.		600,039	3.50	1.81
Palmstierna, Fredrik		569,391	3.33	1.71
Placeringsfond Småbolagsfond, Norden		529,222	3.09	1.59
Swedbank Robur Småbolagsfond Norden		416,461	2.43	1.25
Wilkne, Thord		403,696	2.36	1.22
Riksbankens Jubileumsfond		386,395	2.26	1.16
Total	**4,023,815**	**8,582,179**	**73.62**	**86.41**

The total number of shares issued is 17,121,996, of which 4,023,815 are A shares and 13,098,181 B shares. Each A share entitles the holder to one vote and each B share to 1/5 vote.

SEGMENT	SUBSIDIARY	HOLDING	SHARE OF REVENUE	LOCATION
Poolia Sweden	Poolia Sverige AB (commission subsidiary) Poolia Executive Search AB Poolia Danmark A/S	100% 91% 100%	69,8%	Gävle, Göteborg, Jönköping, Linköping Malmö, Stockholm, Sundsvall, Umeå Uppsala, Örebro. -
Poolia Finland	Poolia Suomi OY	100%	6.6%	Helsinki.
Poolia Germany	Poolia Holding GmbH (incl. subsid.)	100%	23.6%	Düsseldorf, Frankfurt, Hamburg, Hanover, Cologne, Mannheim, Munich.

There are no restrictions on the transferability of shares by reason of the provisions of the Articles of Association. The Company is not aware of any agreements between shareholders that would restrict the right to transfer shares. Nor are there any significant agreements to which the Company is a party and which take effect, alter or terminate upon a change of control following a takeover bid.

According to the Articles of Association, Board members are appointed annually at the AGM. The Articles of Association do not contain any restrictions in respect of the appointment or dismissal of Board members or in respect of amendments to the Articles of Association.

Decisions made must be in accordance with the Swedish Companies Act. There are no agreements between the Company and Board members or employees that define compensation in the event of resignation, dismissal without reasonable cause or termination of employment following a takeover bid, other than the agreements between the Company and Senior Executives described in note 8, which include termination benefits of up to 12 months' salary for the Managing Director and other Senior Executives.

Significant events in 2015

In brief

- Poolia wins many important contracts.
- Acquisition of Joblink in May.

Market conditions

The positive trend in the Swedish market continued in 2015. Poolia invested in the redevelopment of both marketing and sales.

In Germany, market demand for Poolia's services remains high as a result of the strong German economy. However, the lack of candidates has led to a lower close rate.

Poolia Finland's business showed a decline due to the country's protracted and deep recession.

A description of market conditions for each country can be found on pages 10-11.

Seasonal variations

Revenues from the temporary staffing business are highly dependent on the number of working days in the month and on holidays. Of these two factors, the number of days has the greater impact on earnings, mainly because some of the temps receive a fixed monthly salary, regardless of the number of working days. This is most common in Sweden and Germany. In Sweden, approx. 12% of temps receive a fixed monthly salary.

Revenue from temp assignments extends over a longer period than permanent placement revenue. Both temporary staffing and permanent placement revenue is lower during summer holiday periods.

Revenue

The Group's revenue for continuing operations increased by 8.1% to SEK 757.1 (700.6) million. Currency effects had a positive impact of 0.9% on revenue in 2015.

Temporary staffing continued to be the dominant service area, accounting for 89% (90%) of revenue. Permanent placement's share of revenue increased to 11% (10%).

Temporary staffing revenue was distributed as follows:

Finance[1]	30% (33%)
Administration[2]	39% (39%)
IT	16% (12%)
Engineering	15% (16%)

1) Finance & Accounting.
2) HR, Sales & Marketing, Office Support. Executive Search is distributed across all the business areas.

The Swedish and German operations showed an increase in revenue compared with the previous year, both in temporary staffing and permanent placement. Poolia Finland experienced a decline in revenue for both.

Poolia Sweden's revenue was SEK 528.6 (487.7) million, an increase of 8.4%. Poolia Finland showed a decline in revenue, which fell by 2.3% to SEK 49.9 (51.1) million. Currency effects had a positive impact of 2.7% on revenue. Poolia Germany's revenue amounted to SEK 178.6 (161.8) million, an increase of 10.4%. Currency effects had a positive impact of 3.1% on revenue. Revenue reported for Poolia UK, which was divested on 28 February 2014, was SEK 0.0 (6.2) million.

Earnings

Operating profit/loss for continuing operations was SEK 16.0 (5.6) million. Profit before tax amounted to SEK 22.5 (5.3) million. The operating margin was 2.1% (0.8%). Poolia Sweden reported an operating profit/loss of SEK -1.6 (-11.8) million, with an operating margin of -0.3% (-2.4%). Poolia Finland's operating profit was SEK

1.2 (1.8) million. The operating margin was 2.4% (3.5%). Poolia Germany's operating profit was SEK 16.4 (15.6) million. The operating margin was 9.2% (9.6%). Poolia UK's operating profit is reported under discontinued operations, and was SEK 0.0 (-1.7) million for the year.

The Group's net financial items amounted to SEK 6.5 (-0.3) million. The Group's tax was SEK -6.5 (-3.4) million.

Financial position

The Group's cash and cash equivalents at 31 December 2015 were SEK 20.2 (19.0) million. The Group's Swedish business has an overdraft facility of SEK 40 (40) million. SEK 1.9 (5.4) million of this amount had been utilised at 31 December 2015. Cash flow from operating activities for continuing operations during the period was SEK 18.4 (13.3) million. The equity/assets ratio at 31 December 2015 was 32.4% (33.8%).

The policies that apply for financial risk management and exposure to various types of risks are described in note 4.

Investments

The Group's investments in non-current assets amounted to SEK 2.0 (1.6) million. In addition, the cost of acquisition for Joblink was SEK 10.7 million.

Goodwill

The Group's goodwill totalled SEK 18.5 (12.4) million. No impairment was identified during the annual testing. Measurement principles and a summary of the distribution of cash-generating units are shown in note 14.

Employees

The average number of full-time equivalents was 1,353 (1,189). The total number of employees at 31 December 2015 was 1,551 (1,233).

The vast majority of Poolia's employees are employed temps who are given short or long-term placements with clients in various sectors.

Internal staff, responsible for sales, follow-up and administration, make up about 12% of the entire workforce.

Poolia has a consistent, long-term human resources programme. Vital ingredients are regular employee satisfaction surveys and performance appraisals, skills development opportunities and good internal communication.

Poolia consistently complies with applicable laws and regulations in each country, in areas which include employment and wage models, working time, work environment and healthcare. For Poolia, equality in the workplace is a natural principle.

Environmental information

Poolia does not engage in any operations that are subject to permit or notification requirements under the Swedish Environmental Code. One of the Company's core values is "to be the good company", and an integral part of this is taking environmental responsibility. This involves the Company comfortably fulfilling each country's requirements under environmental law for companies engaged in Poolia's type of business. Environmental adaptation is based on what is technically feasible, financially reasonable and environmentally justified, taking into account the Group's size and resources. Poolia was awarded ISO environmental certification (SS-EN ISO 14001:2004 Environmental Management System) in 2012.

Guidelines for remuneration of Senior Executives

The 2015 Annual General Meeting adopted guidelines for remuneration of Senior Executives. In 2015, the Company's Senior Executives were Group management, consisting of the CEO/Managing Director of the Parent Company, Country Managers in Sweden, Finland and Germany, the CFO and the HR Manager. The Board of Directors will propose to the 2016 AGM that the guidelines for remuneration of Senior Executives remain unchanged.

Policy

It is Poolia's aim to offer market conditions that enable the Company to recruit and retain qualified personnel. Remuneration of Senior Executives consists of a fixed salary, variable remuneration, a pension and other standard benefits.

Remuneration is based on the individual's commitment and performance against pre-established targets – both individual and Company-wide. Individual performance is evaluated continuously.

Fixed salary

The fixed salary is normally subject to an annual review, which takes into account the quality of the individual's performance. The Managing Director and other Senior Executives will receive market-based fixed salaries.

Variable remuneration
Variable remuneration is based on the individual's area of responsibility and the Group's revenue and/or earnings growth. Senior Executives' variable remuneration can amount to a maximum of 40% of the fixed salary. The actual figure was a SEK 1.1 (0.6) million.

Decisions about share-based and share-price-related incentive schemes for Senior Executives are made at the AGM.

Other benefits and terms of employment

In addition to retirement benefits under the Swedish National Insurance Act, the Managing Director also has a personal defined-contribution pension agreement. Other Senior Executives are covered by defined-contribution pension plans that are essentially equivalent to the premium level of the ITP plan. The minimum retirement age for all Senior Executives is 65.

Senior Executives are entitled to six months' notice for voluntary termination of employment and twelve months' notice for involuntary termination. A monthly salary is payable throughout the period of notice, subject to deduction for any other pay received during this period. There are no agreements on additional termination benefits for Senior Executives. Some Senior Executives also have company cars.

Derogation from the guidelines
The Board is entitled to derogate from the guidelines if it determines that there are special grounds for doing so in a particular case.

Parent Company

The Parent Company engages in general Group management, development, IT operation and system administration and financial management. The Parent Company's revenue for 2015 was SEK 20.4 (22.7) million. Profit/loss after financial items was SEK -0.7 (-20.1) million. A shareholder contribution of SEK 0.0 (14.0) million was paid to Poolia Sweden. An impairment loss of SEK 3.0 (2.3) million was recognised for receivables from Poolia UK.

Risks and uncertainties

All business activities involve some degree of risk. Poolia continuously assesses what risks the Company is exposed to and minimises them through preventive measures and action plans for dealing with any risk-related situations that arise. The risks that the Poolia Group faces can be divided into three categories – operational risks, legal risks and financial risks.

Operational risks

The economy and demand
Although there is underlying structural growth in the staffing sector, the volume is also affected by economic fluctuations. There is a high level of correlation between growth in the staffing sector and in the economy in general.

It is usually the case that when general economic growth slows or stagnates, the staffing services market suffers a reverse. This is because so far when the economy has weakened, client companies have found themselves overstaffed, with less need to bring in temporary workers from outside. During a recession, the need for permanent placement services also decreases significantly. A challenge for Poolia is to respond to economic fluctuations while maintaining profitability.

Risks in a strong economy
During periods of increased growth, the business is dependent on how successfully Poolia is in attracting and recruiting qualified professionals. One success factor is the availability of the skills that are in demand, and the rate of growth will be largely determined by this.

Risks in a weak economy
In an economic downturn, Poolia's profitability depends on how quickly the Company perceives and interprets market signals and how well it adapts costs during the downturn. We also work constantly to increase the proportion of variable costs.

The largest expense item is payroll costs and the Company has variable payroll systems for resource temps and internal staff. At present, most of Poolia employees have partly variable remuneration. For fixed costs such as premises and IT, we strive constantly to optimise the commitment period in relation to cost and to create flexibility by paying per-user with regard to IT-related costs.

Client dependence
Poolia's business is based on delivering quality that creates satisfied clients who then continue to purchase services from Poolia. We follow up our assignments with with a survey to ensure client satisfaction. This means we are able to obtain quality assurance for individual assignments and to develop our processes.

Generating a large proportion of revenue from a small number of individual clients or clients in one sector

always presents a risk for a company like Poolia. We work actively on client segmentation to create a good spread of sectors and client sizes in order to reduce our dependence on individual client companies and sectors. In 2015, the ten largest clients accounted for 27% of the Group's total revenue, which is unchanged from the previous year. No single client accounts for more than 10% of total Group revenues.

Staff dependence

Like all service companies, Poolia is dependent on the employees within the business. We work in line with our ISO processes to minimise staff dependence and achieve higher efficiency and quality in what we deliver.

Liability risks

Poolia's liability risks are primarily the risks of a temp causing damage to a client's business or property, and employee injuries. Poolia's policy is to avoid assuming responsibility for supervision, but rather to provide the client with the requested competence. Information about the temp's skills and background that is relevant to the assignment is routinely provided for all assignments. The Group has adequate insurance cover for liability risks, in accordance with Poolia's general terms of delivery.

Property risks

Poolia's operations are conducted in leased premises that are exposed to the risk of break-ins, sabotage and fire. The most theft-prone goods are computers and other office equipment. The value of computers and the risk of data loss have been minimised in recent years by outsourcing computer operations, with central processing power and storage at a location other than Poolia's offices. Central operation also means that business in a new location can be set up relatively quickly.

Legal risks

Demand for Poolia's services is largely dependent on the laws and regulations that affect the labour market and staffing sector in the countries where we operate. This means that future amendments to these laws and regulations may affect Poolia, both positively and negatively. Country managers are responsible for closely monitoring developments in this area, and this includes obtaining information from the trade association in their own country.

Financial risks

Poolia is exposed to various types of financial risks. The Company's overall policy for financial risk management is to minimise the negative effects of market fluctuations on the Group's earnings at all times. The Group's financial policy is established annually by the Board and regulates how financial risks are managed and what financial instruments may be used.

Currency risk

Currency risk is the risk that the Group's earnings will be adversely affected by exchange rate movements. Poolia's currency exposure arises from intra-group financing and the translation of foreign subsidiaries' balance sheets and income statements to Swedish kronor. Translation exposure refers to translation from EUR, GBP and DKK. The financial policy states that translation exposure shall not be hedged. Translation of foreign subsidiaries had a negative effect of SEK -7.6 (7.4) million on consolidated equity in 2015. Poolia does not have any other currency exposure at present.

Interest rate risk

Interest rate risk is the risk that the Group's net interest income will be adversely affected by changes in market interest rates. The Group's interest rate risk exposure was insignificant at the reporting date. Poolia does not have any holdings of interest-bearing financial liabilities other than the overdraft facility of SEK 40 (40) million, and the Company's interest-bearing financial assets consist primarily of unrestricted bank funds. A one percentage point change in market interest rates would affect all of the Group's interest-bearing assets and liabilities. The impact on earnings before tax would be approx. SEK 0.0 million.

Credit and counterparty risk

Credit and counterparty risk is the risk that the counterparty to a transaction will be unable to discharge its obligations, thereby causing the Group to incur a loss. The Group is exposed to credit and counterparty risk if excess liquidity is invested in financial assets. In order to limit counterparty risk, only counterparties with a high credit rating in accordance with the financial policy are accepted. There were no derivatives at 31 December 2015.

Poolia's largest operating assets are trade receivables. Bad debts may arise in a business relationship or a dispute after a client has become insolvent. Poolia's receivables from a single client are relatively small in relation to to the outstanding trade receivables portfolio. This means that the risk of client defaults is insignificant. The Group applies a credit policy that includes credit checks and careful payment tracking.

Commercial credit risk within the Group is minimal as there is no significant credit risk concentration in respect of a particular client, counterparty or geographical region. The maximum credit risk corresponds to the carrying amount of Poolia financial assets.

Liquidity risk and cash flow risk

Liquidity risk is the risk that the Group will encounter difficulty in obtaining funds to meet its obligations associated with financial instruments. At present, Poolia's cash and cash equivalents are placed in accounts or short-term deposits with banks. The Group currently has no need of refinancing.

Expected future development

The economies of Sweden and Germany showed growth in 2015, while the trend was negative in Finland. It is our assessment that this will also be the case in 2016. A strong economy has a positive effect on demand for our staffing services.

The effects of the economy on Poolia's business are described in more detail in the section Risks and uncertainties above.

Events after the reporting date

There were no significant events to report after the end of the period.

Proposed distribution of profits

With positive earnings, Poolia's operations generate a positive cash flow in excess of working capital requirements. The goal for the return to shareholders, according to the dividend policy, is that the dividend shall exceed 50% of the Group's profit after tax. The Company's growth strategy is mainly concerned with organic growth. Acquisitions may be relevant in exceptional cases, particularly when entering new markets.

The Group's profit after tax for continuing operations for the 2015 financial year is SEK 16.0 million. The Board proposes that the Annual General Meeting adopt a dividend of SEK 0.5 per share, to a total value of SEK 8,560,998.

The proposed dividend represents 56 percent of net profit for the year and is justified by the Group's strong balance sheet and confidence in the Group's future development. Poolia's equity/assets ratio after the proposed dividend will be 28.7 percent. The proposed dividend is reasonable with regard to the second and third paragraphs of section 17: 3 of the Companies Act.

The following amounts (in SEK) are at the disposal of the AGM

Retained earnings	15,784,665
Profit/loss for the year	-1,528,203
	14,256,462

The Board proposes that the profits be distributed as follows:

Payment to shareholders	8,560,998
Carried forward	5,695,464
	14,256,462

CORPORATE GOVERNANCE REPORT

Description of Poolia

Poolia AB is a Swedish public company with its registered office in Stockholm. The Company is the parent company of the Poolia Group (Poolia). In 2015, the Group conducted operations in Sweden, Finland and Germany. Poolia's B shares are listed on NASDAQ OMX Stockholm AB.

Regulatory framework

Poolia's corporate governance is regulated by Swedish law, primarily the Swedish Companies Act, and the Stockholm Stock Exchange's Rules for Issuers, which also include the Swedish Corporate Governance Code (the Code). In addition to legislation, regulations and recommendations, the Articles of Association are also central to the governance of the Company. The Articles of Association are available at www.poolia.com.

Poolia's application of the Code

Poolia applies the Code with no derogations.

Corporate governance

LARGEST SHAREHOLDERS, BY SHAREHOLDER GROUP, 31 DEC 2015

	Shares	Votes (%)
Örås, Björn*	7,275,260	70.36
Swedbank Robur Fonder*	1,096,034	3.30
PSG Micro Cap*	984,921	2.97
Fjärde AP-fonden	761,036	2.29
JP Morgan Bank Luxembourg S.A.	600,039	1.81
Palmstierna, Fredrik	569,391	1.71
Nordea Investment Funds	532,222	1.60
Wilkne, Thord	403,696	1.22
Riksbankens Jubileumsfond	386,395	1.16
Krishan, Thomas	342,143	1.03

* Representative on the Nomination Committee

OWNERSHIP CATEGORIES

	Shareholding (%)
Swedish private individuals	64.66
Foreign owners	9.38
Financial companies	16.11
Public sector	2.26
Social insurance funds	4.44
Other	3.16


EXTERNAL AUDIT
(AUDIT COMPANY)
EXTERNAL REGULATORY FRAMEWORK
swedish companies act
listing agreement
swedish corporate governance code
ANNUAL GENERAL MEETING
BOARD OF DIRECTORS
MANAGING DIRECTOR
GROUP MANAGEMENT
STAFF FUNCTIONS
SEGMENTS WITHIN POOLIA
INTERNAL REGULATORY FRAMEWORK
Articles of Association
Board's rules of procedure
Division of work Board/MD
Decision-making procedures
Policies, rules, guidelines
and instructions
INTERNAL CONTROL ENVIRONMENT
NOMINATION COMMITTEE
Election and remuneration of
Board Directors and Auditors

Annual General Meeting

The Annual General Meeting of Poolia AB is the Company's highest decision-making body through which shareholders exercise their influence as owners of the Company. Among the AGM's main tasks are adoption of the balance sheets and income statements and to make decisions on the appropriation of profits, remuneration guidelines for Senior Executives and the discharge from liability of the Board and Managing Director and CEO.

Following proposals from the Nomination Committee, the Meeting elects Board members to serve until the end of the next AGM and adopts principles for appointing a Nomination Committee for the next AGM. All shareholders who are recorded in the share register and notify the Company of their intention to attend in accordance with the issued Notice are entitled to participate in the AGM. Each class B share represents 1/5 of a vote, while each class A share represents one vote. However, all shares carry equal rights to a share of the Company's assets and profits.

2015 Annual General Meeting

The most recent AGM was held on 27 April 2015 in Stockholm. The Meeting was attended by shareholders representing 83.4% of the voting rights and 67.76% of the capital. On the proposal of the Nomination Committee, Björn Örås, Dag Sundström, Anna Söderblom and Lennart Pihl were re-elected to the Board and Marika Skärvik was elected as a new member. Former Board member Monica Caneman had declared herself unavailable for re-election. Björn Örås was re-elected as Chairman of the Board. No Deputy Chairman was elected. The AGM also approved Board fees of SEK 500,000 (600,000) to be paid to the Chairman and SEK 185,000 (185,000) to each of the non-executive Board members.

The AGM adopted the 2014 income statements and balance sheets in accordance with the Board's proposal. The Meeting also discharged the Board members and the Managing Director from liability for the 2014 financial year. In addition, the Meeting adopted:

- The Nomination Committee's proposed principles for appointing the Nomination Committee.
- The guidelines for remuneration of Senior Executives.

2016 Annual General Meeting

The Annual General Meeting for the 2015 financial year will be held at the Company's premises in Stockholm, at Kungsgatan 57 A, 4th floor, at 4 p.m. on 27 April 2016. The Annual Report will be available from 6 April 2016 on the Company's website www.poolia.com. The Notice of the Meeting has been published in the Official Swedish Gazette and as an announcement in Dagens Industri on 23 March 2016. Shareholders wishing to have business considered at the Meeting can find the submission deadline and address on the Company's website.

Board of Directors

Responsibilities of the Board

Poolia's Board of Directors has overall responsibility for the organisation and management of the Company and for ensuring that guidelines for the management of the Company's funds are appropriately structured and complied with. The Board is also responsible for preparing and evaluating Poolia's overall long-term strategies and goals, determining budgets and business plans, reviewing and approving financial statements, adopting general guidelines, making decisions on matters relating to acquisitions and disposals of operations and deciding on major investments and significant changes to Poolia's organisation and operations. The Board assists the Nomination Committee in preparing proposals for the Company's auditor and the auditor's remuneration and is also responsible for maintaining regular contact with the Company's auditor. The Board appoints the Managing Director and draws up the Managing Director's written instructions. The Board defines salaries and benefits received by the Managing Director and other Senior Executives based on the guidelines adopted by the Annual General Meeting. The Board must work in the best interests of the Company and all of its shareholders at all times.

Composition of the Board

Following the 2015 AGM, Poolia's Board has consisted of five members. The Managing Director does not serve on the Board, but may attend meetings in a reporting capacity with the Company's CFO. Other officials of the Company may also attend in a reporting capacity. For a more detailed presentation of the Board members, see page 28.

Board independence

The members of Poolia's Board are considered independent of the Company and its shareholders, apart from Björn Örås who as principal owner is not considered independent.

Nomination Committee

The Nomination Committee is the body charged by the AGM to prepare the Meeting's resolutions for election and remuneration issues. In accordance with a decision by the 2015 AGM, the Chairman of the Board shall, no later than the end of the third quarter of the year before the meeting, contact the three largest shareholders of the Company, who will then each appoint one member to serve on the Nomination Committee. If any of the three largest shareholders waive their right to appoint a member to the Nomination Committee, the next shareholder in size is asked to appoint a member. The term of office for the Nomination Committee lasts until a new Committee is appointed. The composition of the Nomination Commit-

tee shall be announced no later than the publication of the Company's Q3 report or as a special public notice no later than six months before the AGM. This ensures that all shareholders receive information at the same time about the persons to contact for nomination matters.

The Nomination Committee is constituted on the basis of known shareholdings in the Company as of 31 August of the year before the AGM. If an owner who did not appoint a member of the Nomination Committee becomes one of the three largest shareholders after the Committee has been formed, the Nomination Committee may, if it considers it necessary, offer this owner the opportunity to appoint a member of the committee. Changes to the Nomination Committee must be made public immediately.

The Nomination Committee prepares and presents to the AGM proposals on:

- Election of a person to chair the Meeting.
- Election of the Chairman and other members of the Company's Board.
- Board fees for the Chairman and other Board members and payment for any committee work.
- Election of auditors, deputy auditors and their fees (if applicable).

Members of the Nomination Committee shall not receive any remuneration. The Nomination Committee may, with the approval of the Chairman, charge the Company for consultancy and other expenses necessary for the Committee to fulfil its duties.

Poolia's Nomination Committee was appointed on 20 October 2015. The Nomination Committee until the 2015 AGM consists of Jan Andersson, Swedbank Robur Fonder, Emil Ahlberg, PSG Capital, and Björn Örås. Jan Andersson was appointed Chairman of the Nomination Committee. The Nomination Committee has held two meetings prior to the adoption of the Annual Report.

Chairman of the Board

The Chairman leads the Board's work, ensuring that it is conducted in accordance with laws and regulations. The Chairman monitors the business operations through dialogue with the Managing Director and is responsible for ensuring that the other Board members receive sufficient information and decision-support material for their work. The Chairman coordinates the annual evaluation of the work of the Board and the Managing Director, and notifies the Nomination Committee of the results. The Chairman is also involved in the evaluation and development of the Group's Senior Executives. The Chairman represents the Board both externally and internally. Björn Örås was re-elected as Chairman at the 2015 Annual General Meeting. He has been Chairman of the Board since 2000.

Work of the Board

The work of the Board in 2015

The Board held five regular meetings, one strategy meeting and one statutory meeting in 2015. At these meetings, the Board discussed the fixed items on the agenda of each meeting. These items included the business status, market conditions, financial reporting, budgets, forecasts and projects. In addition, overall strategic issues relating to the Company's focus, the external environment and growth opportunities were analysed. The Managing Director and Executive Assistant to the Managing Director have been co-opted onto the Board and attend all meetings, apart from those that consider matters related to remuneration of Senior Executives and the evaluation of the work of the Board and the Managing Director. One or more country managers or heads of staff functions have attended Board meetings on three occasions during the year to present the results of their operations.

The Board comprised the following AGM-elected members: Björn Örås (Chairman), Lennart Pihl, Marika Skärvik, Dag Sundström and Anna Söderblom. (For information about Board members' principal assignments outside the Group and their shareholdings in the Company, see page 28.) Meeting attendance is reported below.

Committees

The Board has elected to serve in full as Remuneration and Audit committees and is therefore responsible for these matters. In view of the number of Board members, the Company's size and the fact that the majority of members are independent of the Company and its management, the Board considers this to be an effective way of managing compensation and audit issues. The question of

BOARD STRUCTURE AND ATTENDANCE

Member	Elected	Position	Attendance	Independent of the Company and its Management	Independent of the Company's major shareholders
Björn Örås	1989	Chairman	7/7	Yes	No
Marika Skärvik	2015	Member	7/7	Yes	Yes
Dag Sundström	2011	Member	7/7	No	Yes
Anna Söderblom	2013	Member	7/7	Yes	Yes
Lennart Pihl	2013	Member	7/7	Yes	Yes

the appointment of the committees is reviewed each year at the statutory Board meeting. Committee work is scheduled at three regular Board meetings for each committee.

Managing Director (CEO)
The Managing Director leads the Company's operations within the framework defined by the Board of Directors. The most recent instructions for the Managing Director were approved by the Board on 27 April 2015 and stipulate the role of the Managing Director in the Company. The Managing Director provides necessary information and decision-support material for Board meetings. The Managing Director or his representative acts as a rapporteur to the Board. The Managing Director keeps the Board of Directors and the Chairman regularly informed about the Company's financial position and performance. The Board annually evaluates the Managing Director's working methods and performance.

Group Management

The Managing Director of Poolia AB leads Group Management, which, in addition to the MD, consists of the executives appointed by him. Management represents a consulting body to the Managing Director and pursues overall policy and development issues within Poolia. Group Management convenes in the manner determined by the Managing Director. Group Management held one meeting at which minutes were taken in 2015. Management also meets once a week to review the current status in each country. The CFO is required to report to the Board. The aim of this reporting obligation is to ensure that all significant financial information reaches the Board.

GROUP MANAGEMENT AT 1 MARCH 2016

Name	Position	Employed
Morten Werner	CEO	2014
Anna Ullberg	CFO	2016
Tobias Rebenich	MD Poolia Germany	2011
Jose Majanen	MD Poolia Finland	2007
Julija Falkman	HR Director	2013

Internal management and control

The Board is responsible for ensuring that the Company has satisfactory internal control and formalised procedures for achieving compliance with established financial reporting and internal control policies and that the Company's financial statements are prepared in accordance with legal requirements, applicable accounting standards and other requirements for listed companies.

Financial reporting

Interim and year-end reports are dealt with by the Board and issued by the Managing Director on behalf of the Board. The Managing Director is responsible for ensuring that the accounting records of Group companies are maintained in accordance with the law and that finances are managed responsibly.

Consolidated accounts are prepared on a monthly basis and submitted to the Board and Group Management. The systems and IT environment at Poolia have been harmonised into common systems for all companies. A common financial manual and monthly check lists have been implemented as tools for ensuring correct reporting. Each month, the Country Managers and their Financial Managers prepare a report describing the previous period, the current situation and an outlook for the coming period. The purpose of these reports is to provide an update on the business status and the financial situation and to highlight any risks that have arisen. In addition to these tools, monthly analysis and follow-up meetings have been introduced for each segment between the Managing Director, the CFO and/or Financial Controller and the Country Manager and Financial Manager.

Internal audit

It is the Board's assessment that Poolia does not need to create a separate audit function in addition to its existing internal control processes and functions. The monitoring conducted by the Board and management is considered to fulfil the need. However, an assessment is conducted annually to ascertain whether such a function is necessary to maintain effective controls within the Company.

Auditors

The 2015 AGM appointed Deloitte AB as Poolia's auditing company, with Henrik Nilsson as Chief Auditor, for a period of one year. Henrik Nilsson is an authorised public accountant and partner at Deloitte AB. It is Poolia's assessment that Henrik Nilsson does not have any relationship to Poolia or associates of Poolia that might affect the auditor's independence in relation to the Company. Henrik Nilsson is also considered to possess the requisite expertise to perform the duties as Poolia's auditor. During the year, Henrik Nilsson attended two Board meetings at which he gave a verbal and written report on the audit. On one of these occasions, the auditors met the Board without the presence of the Company's management.

The Board's description of internal control over financial reporting

The Board of Directors is responsible for internal control in accordance with the Swedish Companies Act and the Swedish Corporate Governance Code. The internal control de-

scription is based on the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, COSO. The five framework components on which the report is based are the control environment, risk assessment, control activities, information and communication, and monitoring.

Control environment

Effective Board work is the foundation of good internal control. The Board has established structured processes and rules of procedure for its work. An important task of the Board is to develop and approve basic rules and guidelines. Employees have access to the guidelines, via Poolia's intranet and other channels. It is Poolia's aim for the control environment to be permeated by the Company's "good company" values, i.e., adherence to laws and regulations, professionalism and creation of trust.

A further aim of the Board's work is to ensure that the organisation is structured and transparent, with responsibilities and processes that are conducive to the effective management of operational risks and that facilitate goal achievement. Poolia's internal and external reporting is divided according to functions, and the associated responsibility is defined. Responsibility is distributed across the different segments (Poolia Sweden, Poolia Finland and Poolia Germany). The responsibilities of the staff functions are divided into administration, accounting, payroll, finance and IT.

Poolia has a conceptual framework that guides all the decisions and actions throughout the organisation. The basis of this framework is the business plan, our ISO processes, the financial manual and guidelines designed to achieve an efficient, structured and coherent approach within the Company. The guidelines include instructions for the CEO and the Managing Directors of subsidiaries, the financial policy, information policy and decision-making rules. Authorisation rules are in place to enhance control on decisions regarding investment, costs and contractual relations. Regular reviews are conducted to ensure that guidelines and policy documents are up to date. In addition, there are procedures for them to be adapted if so required by external circumstances.

Risk assessment

Risk assessment procedures that are incorporated into operating activities and follow-up processes ensure the preparation of accurate financial reporting. The Financial Managers of the subsidiaries and the CFO have special responsibility for risk analysis, the application of laws and regulations and the quality of financial reporting.

Integrated systems, established monitoring procedures and analysis of key ratios are important components in identifying risks of material misstatement in the financial statements. Risk assessment, risk identification and improvement of procedures is based on the CEO defining specific areas of the financial reporting process that will be prioritised and focused on. The CFO/Group Accounting Manager and Financial Managers of the subsidiaries work though the focus areas together. The process aims to ensure that material risks are identified and any required measures are reported to the CEO and Managing Directors of the subsidiaries. Areas covered include: procedures for monitoring liquidity, trade receivables, deviation analyses, credit, insurance cover, revenue and payroll processes, management processes and approval and authorisation processes.

To monitor market trends, the Managing Directors of the subsidiaries prepare quarterly reports, which show the company's position in relation to the market and competitors. The reports are followed with regard to the market, demand and any necessary organisational changes.

Control activities

The Company has built up a control structure based on its most critical processes. The purpose is to prevent, detect and correct any errors or discrepancies that arise in financial reporting, and to prevent irregularities and different types of incidents that may be hostile to the Company. The risks that are monitored are those considered most significant according to the risk assessment.

The CFO and the Financial Managers of the subsidiaries set requirements for accurate financial reporting and relevant monitoring and, if necessary, deviation analysis. Monitoring is a continuous process and mainly takes the form of monthly reports which the Financial Managers of the subsidiaries prepare and present to the CFO, CEO and Managing Directors of the subsidiaries. Poolia's monthly reports include financial and non-financial key performance indicators.

The reports are reviewed by the Managing Director and Financial Managers of each country and the CEO, CFO and/or Financial Controller at monthly teleconferences. Monthly reports are based on information on results from the financial system. Standardisation of reporting makes it easier to review and monitor the growth, performance and risk analysis for each country.

Every month, the managers follow check lists that specify the division of responsibilities and report on the status of tasks and activities applicable to financial reporting within each subsidiary. The Financial Manager of each subsidiary is responsible for the check list. The check list system facilitates planning and preparation of financial reporting, thereby minimising the risk of errors.

Information and communication

The Company's main policy documents in the area of regulations, guidelines and manuals, insofar as they relate to financial reporting, are regularly updated and communicated via the intranet, internal meetings and other targeted distribution of policy documents. Overall strategic polices are communicated throughout the organisation to ensure that all employees have fully understood their content and thereby act in accordance with them.

To ensure effective dissemination of internal communication, there are guidelines and procedures on how financial information is communicated between management and employees, and between the Parent Company and subsidiaries.

The Board has established an information policy on communication with external parties. The policy provides guidelines on what should be communicated, who should communicate it and how it should be communicated. The purpose of the policy is to ensure that information obligations are fulfilled in a correct and complete way. For shareholders and other external stakeholders wishing to follow the Company's progress, up-to-date financial information is published regularly on Poolia's website.

Monitoring

Monitoring internal control and its effectiveness is an integral part of day-to-day operations. The Board's work includes regular monitoring of the effectiveness of internal controls and discussion of significant issues in the area of accounting and reporting. The Board's evaluation of the business performance and results is part of the responsibility structure, and is conducted using an appropriate package of reports containing results, forecasts and analyses of key factors.

Control and monitoring of activities comes under the management of the Parent Company and subsidiaries, but is also the responsibility of employees in the course of their duties. Any shortcomings and errors in the internal control and monitoring systems must be reported to the immediate superior.

Policies, guidelines and procedures are updated and evaluated as necessary, but at least annually. The Board is responsible for communicating and keeping general policy documents updated. The Managing Director or head of the staff function concerned is responsible for other documents. Recommendations from external auditors conducting independent audits of internal controls within the framework of the statutory audit are reported to management and the Board. The recommendations are followed up and, if necessary, measures are implemented to control the potential risk.

Poolia will continue to work pro-actively on risk management and internal controls by annually assessing and updating internal policy documents and guidelines. The aim of this work is to ensure that internal controls are maintained at a satisfactory level.


POOLIA AB
BUSINESS CONTROL
POOLIA SWEDEN
POOLIA GERMANY
POOLIA FINLAND

Poolia AB's role in the Group is to work on overall policy and development issues, Group-wide support functions and the provision of support to the operational entities. The country managers have full responsibility for the operations in their own country, including the income statement and balance sheet, sales and marketing, finance, business development and HR.

GROUP MANAGEMENT



Morten Werner
CEO of Poolia AB, Managing Director of Poolia Sweden
Born 1949
Employed at Poolia since 2014.

EDUCATION: MBA, University of Southern California.

BACKGROUND: Managing Director of Hasselfors Garden, Pandora Management, Orasolv and Feelgood Svenska, Managerial positions at GE Capital.

SHAREHOLDING: 200,000 and 200,000 through insurance.



Julija Falkman
HR Director
Born 1960
Employed at Poolia since 2013.

EDUCATION: B.A., HR and Behavioural Science, Uppsala University.

BACKGROUND: Nordic HR Director, Aktiv Kapital AB, HR Director, Vattenfall Research and Development AB, Administrative/ HR Manager, Grafiskt Utbildningscenter AB

SHAREHOLDING: 0



Jose Majanen
Managing Director of Poolia Finland
Born 1969
Employed at Poolia since 2007.

EDUCATION: Degree in Economics and Sociology, University of Bremen.

BACKGROUND: Regional Manager, Manpower Finland, Industrial Liaison Officer, Centre for International Mobility in Finland.

SHAREHOLDING: 0



Tobias Rebenich
Managing Director of Poolia Germany
Born 1971
Employed at Poolia since 2011.

EDUCATION: Banking apprenticeship, Chamber of Commerce, Economics studies.

BACKGROUND: Area Manager, Amdeus FiRe Germany, Senior Manager, Robert Half Germany, Branch Manager, Manpower Germany.

SHAREHOLDING: 0



Anna Ullberg
from 15 February 2016
CFO
Born 1972
Employed at Poolia since 2016.

EDUCATION: B.Sc. (Econ), Stockholm University.

BACKGROUND: Certified accountant and auditing consultant PwC, CFO Apis Technical Training AB.

SHAREHOLDING: 0



Tarja Roghult
IR Coordinator, Executive Assistant to the CEO
Born 1959
Employed at Poolia since 2001.

EDUCATION: Studies in English, Social Anthropology and Business Economics.

BACKGROUND: Secretary to the Director General and Assistant for SIDA in Zambia and South Africa.

SHAREHOLDING: 300

BOARD OF DIRECTORS



Björn Örås
Chairman of the Board
Born 1949
Board Member since establishment in 1989.

EDUCATION: B.A. (Econ), Lund University.

BACKGROUND: Product Manager, Pierre Robert, Product Group Manager, IKEA, MD and Advertising Agency Director, Appel & Falk, Blanking, Managing Director, Poolia. Own business: Björn Örås Marketing, Karat Utveckling, SMA.

DIRECTORSHIPS: Chairman of Uniflex AB, Dedicare AB, Bro Hof Slott.

SHAREHOLDING: 7,275,260



Lennart Pihl
Born 1950
Board Member since 2013.

EDUCATION: M.Sc (Econ).

BACKGROUND: Own consulting business since 2004. Formerly MD of Bong Ljungdahl and Acrimo. Consultant assignments: interim MD of Green Cargo, Konstruktions-Bakelit, Brio Lek & Lär and AuraLight

DIRECTORSHIPS: Chairman of Nordic Room Improvement AB, Green Cargo AB, Bertex AB, Olivetree AB, Ingape AB, Deputy Chairman of Heatex AB, Board member of Avega Group AB.

SHAREHOLDING: 10,000



Marika Skärvik
Born 1963
Board Member since 2015.

EDUCATION: Market economy at RMI Berghs. Studies in Economics and Law at Stockholm University.

BACKGROUND: MD Performance Potential AB. Previous positions as Sales Manager Saven AB, Business Development Microsoft, MD NetCenter, Business Area Manager Tieto, MD Carlson Wagonlit, MD Hudson Norden.

DIRECTORSHIPS: Chairman of STCC AB, Board member of Optronic i Norden AB, Springlife AB.

SHAREHOLDING: 500



Dag Sundström
Born 1955
Board Member since 2011.

EDUCATION: M.Sc. (Eng. Physics), Royal Institute of Technology, Stockholm, M.Sc. (Econ), Stockholm School of Economics.

BACKGROUND: Management Consultant, Director, McKinsey & Company Inc., Managing Director and CEO, Teleca AB, XLENT Consulting Group, own business Dag Sundström Consulting AB, InterPares Management Consultants.

DIRECTORSHIPS: Raoul Wallenbergskolorna AB, DS Holding AB, Dedicare AB.

SHAREHOLDING: 3,000



Anna Söderblom
Born 1963
Board Member since 2013.

EDUCATION: Mathematics graduate, Lund University, PhD (Econ), Stockholm School of Economics.

BACKGROUND: Researcher and course tutor at Stockholm School of Economics. Formerly Marketing Director at Microsoft Nordic and Posten Brev, and Investment Manager at Industrifonden.

DIRECTORSHIPS: Chairman of Avega Group AB, Advenica AB, Board member of Ortivus AB, Almi Företagspartner AB, Excanto AB, Länsförsäkringar Liv Försäkringsaktiebolag.

SHAREHOLDING: 15,000

SWEDISH MANAGEMENT TEAM



Morten Werner
CEO of Poolia AB, Managing Director of Poolia Sweden
Born 1949
Employed at Poolia since 2014.

EDUCATION: MBA, University of Southern California.

BACKGROUND: Managing Director of Hasselfors Garden, Pandora Management, Orasolv and Feelgood Svenska, Managerial positions at GE Capital.

SHAREHOLDING: 200,000 and 200,000 through insurance.



Julija Falkman
HR Director
Born 1960
Employed at Poolia since 2013.

EDUCATION: B.A., HR and behavioural science, Uppsala University.

BACKGROUND: Nordic HR Director, Aktiv Kapital AB, HR Director, Vattenfall Research and Development AB, Administrative/ HR Manager, Grafiskt Utbildningscenter AB

SHAREHOLDING: 0



Charlotte Järeby Hellman
Acting Deputy Managing Director
Born 1973
Employed at Poolia since 2001.

EDUCATION: Service Management programme, Gothenburg University.

BACKGROUND: Account Manager Manpower Nyckelkunder, Sales Manager Provobis Frimurarehollet, Linkoping.

SHAREHOLDING: 0



Christian Meincke
Sales and Marketing Director
Born 1959
Employed at Poolia since 2016.

EDUCATION: Master of Science in Economics and Business Administration, Hanken School of Economics in Helsinki.

BACKGROUND: Head of Business Development Beijer Tech, Marketing Director Procordia, CEO/ KAM Fazer AB, Marketing Director, Sales Manager/ KAM Unilever (Sweden and Finland)

SHAREHOLDING: 0



Anna Svanberg
Deputy Managing Director
Born 1966
Employed at Poolia since 2015.

EDUCATION: B.A. in Information Science, Political Science, Psychology, Uppsala University.

BACKGROUND: Business Area Manager, Sales Manager, Regional Manager Manpower, Consultant Patos Konsult AB, CEO Proffice Care.

SHAREHOLDING: 0



Anna Ullberg
CFO
Born 1972
Employed at Poolia since 2016.

EDUCATION: Graduate in Business Administration, University of Stockholm.

BACKGROUND: Certified accountant and auditing consultant PwC, CFO Apis Technical Training AB.

SHAREHOLDING: 0

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Amounts in SEK 000	Note	2015	2014
OPERATING INCOME	6	757,115	700,555
OPERATING EXPENSES			
Other expenses	9,16	-58,169	-56,508
Staff costs	8	-680,003	-635,145
Depreciation and amortisation of assets	15,16	-2,937	-3,296
Operating profit/loss		**16,006**	**5,606**
PROFIT/LOSS FROM FINANCIAL INVESTMENTS			
Interest and similar income	11	6,802	176
Interest and similar expense	12	-322	-521
Profit/loss after financial items		**22,486**	**5,261**
Tax	13	-6,528	-3,413
Profit/loss for the year from continuing operations		**15,958**	**1,848**
DISCONTINUED OPERATIONS			
Profit/loss for the year from discontinued operations	26	-662	-1,774
Profit/loss for the year		**15 296**	**74**
OTHER COMPREHENSIVE INCOME			
ITEMS THAT MAY BE RECLASSIFIED TO PROFIT OR LOSS			
Translation differences		-7,629	7,426
Comprehensive income for the year		**7,667**	**7,500**
PROFIT/LOSS FOR THE YEAR ATTRIBUTABLE TO:			
Shareholders of the Parent		15,296	74
Non-controlling interests		0	0
Earnings per share from continuing operations and discontinued operations, SEK	21	0.89	0.00
Earnings per share from continuing operations, SEK		0.93	0.11
COMPREHENSIVE INCOME FOR THE YEAR ATTRIBUTABLE TO:			
Shareholders of the Parent		7,667	7,500
Non-controlling interests		0	0

CONSOLIDATED BALANCE SHEET

Amounts in SEK 000	Note	31/12/2015	31/12/2014
ASSETS			
NON-CURRENT ASSETS			
Goodwill	14	18,504	12,438
Other intangible assets	15	5,647	3,290
Property, plant & equipment	16	1,679	2,410
Deferred tax assets	13	11,624	14,146
Total non-current assets		**37,454**	**32,284**
CURRENT ASSETS			
Trade receivables	18	115,597	101,123
Current tax receivables		8,873	6,605
Other receivables		160	275
Prepayments and accrued income	19	50,579	41,637
Cash and cash equivalents	27	20,204	18,973
Total current assets		**195,413**	**168,613**
Total assets		**232,867**	**200,897**
EQUITY AND LIABILITIES			
EQUITY			
Share capital	20	3,424	3,424
Other paid-in capital		187,658	187,658
Provisions		-8,648	-1,019
Retained earnings		-106,944	-122,240
Non-controlling interest		9	9
Total equity		**75,499**	**67,833**
CURRENT LIABILITIES			
Current liabilities to credit institutions		1,874	5,484
Trade payables		22,014	17,607
Other liabilities		47,388	32,692
Accruals and deferred income	24	86,092	77,281
Total current liabilities		**157,364**	**133,064**
Total equity and liabilities		**232,867**	**200,897**
PLEDGED ASSETS AND CONTINGENT LIABILITIES			
Pledged assets	29	23,021	13,256
Contingent liabilities	29	1,498	1,385

CONSOLIDATED CASH FLOW STATEMENT

Amounts in SEK 000	Note	2015	2014
OPERATING ACTIVITIES			
Profit/loss after financial items		22,486	5,261
NON-CASH ITEMS			
Depreciation, amortisation and impairment charges in the income statement		2,937	3,296
Capital gain (–)/loss (+) on sale of non-current assets		–	27
Exchange gain		-6,702	–
Income tax paid		-1,461	-321
Cash flow from operating activities before changes in working capital		**17,260**	**8,263**
CHANGES IN WORKING CAPITAL			
Increase (–)/decrease (+) in current receivables		-11,720	23,258
Increase (+)/decrease (–) in current liabilities		12,824	-18,203
Cash flow from operating activities, continuing operations		**18,364**	**13,318**
Cash flow from operating activities, discontinued operations		–	**2,772**
INVESTING ACTIVITIES			
Acquisition of equipment		-1,091	-447
Acquisition of intangible assets		-937	-1,119
Acquisition of shares in subsidiaries	22	-10,697	–
Sale of equipment		–	94
Acquisition of endowment insurance		–	-38
Cash flow from investing activities, continuing operations		**-12,725**	**-1,510**
Cash flow from investing activities, discontinued operations		–	**4,692**
FINANCING ACTIVITIES			
Repayment of borrowings from credit institutions		-3,610	-14,916
Cash flow from financing activities, continuing operations		**-3,610**	-14,916
Cash flow from financing activities, discontinued operations		–	–
Cash flow for the year, continuing operations		**2,029**	**-3,108**
Cash flow for the year, discontinued operations		–	**7,464**
Cash and cash equivalents at beginning of year		18,973	12,728
Exchange differences		-798	1,889
Cash and cash equivalents at end of year	**27**	**20,204**	**18,973**

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Amounts in SEK 000	Share capital	Other paid-in capital	Translation reserve	Retained earnings	Non-controlling interest	Total equity
Opening balance, 1 Jan 2014	**3,424**	**187,658**	**-8,445**	**-122,314**	**9**	**60,333**
COMPREHENSIVE INCOME						
Profit/loss for the year				74	0	74
Other comprehensive income						
Comprehensive income for the year				74		74
Items that will be reclassified to the income statement						
Translation differences			7,426		–	7,426
Closing balance, 31 Dec 2014	**3,424**	**187,658**	**-1,019**	**-122,240**	**9**	**67,833**
COMPREHENSIVE INCOME						
Profit/loss for the year				15,296	0	15,296
Other comprehensive income						
Comprehensive income for the year				15,296		15,296
Items that will be reclassified to the income statement						
Translation differences			-7,629	–		-7,629
Closing balance, 31 Dec 2015	**3,424**	**187,658**	**-8,648**	**-106,944**	**9**	**75,499**

The Group's accumulated translation differences recognised directly in equity totalled SEK -8,648 (-1,019) in 2015.

STATEMENT OF COMPREHENSIVE INCOME, PARENT COMPANY

Amounts in SEK 000	Note	2015	2014
NET SALES	6	20,385	22,653
OPERATING EXPENSES			
Other external expenses	9	-11,440	-11,615
Staff costs	8	-10,638	-11,488
Depreciation and amortisation of assets	15,16	-590	-1,550
Operating profit/loss		**-2,283**	**-2,000**
PROFIT/LOSS FROM FINANCIAL INVESTMENTS			
Profit/loss from investments in Group companies	10	-2,989	-16,292
Group contributions received		741	–
Interest and similar income	11	4,316	13
Interest and similar expense	12	-529	-1,772
Profit/loss after financial items		**-744**	**-20,051**
Tax	13	-784	811
Profit/loss for the year		**-1,528**	**-19,240**
OTHER COMPREHENSIVE INCOME			
Other comprehensive income		–	–
Comprehensive income for the year		**-1,528**	**-19,240**

BALANCE SHEET, PARENT COMPANY

Amounts in SEK 000	Note	31/12/2015	31/12/2014
ASSETS			
NON-CURRENT ASSETS			
Intangible assets			
Other intangible assets	15	977	1,278
Total intangible assets		**977**	**1,278**
Property, plant and equipment			
Equipment	16	0	0
Total property, plant and equipment		**0**	**0**
Financial assets			
Investments in Group companies	17, 29	23,588	23,588
Deferred tax assets	13	3,688	4,471
Total financial assets		**27,276**	**28,059**
CURRENT ASSETS			
Current receivables			
Receivables from Group companies		37,681	28,070
Other receivables		559	442
Prepayments and accrued income	19	518	590
Total current receivables		**38,758**	**29,102**
Cash and cash equivalents		–	–
Total assets		**67,011**	**58,439**

BALANCE SHEET, PARENT COMPANY, CONT'D

Amounts in SEK 000	Note	31/12/2015	31/12/2014
EQUITY AND LIABILITIES			
EQUITY			
Restricted equity			
Share capital	20	3,424	3,424
Total restricted equity		**3,424**	**3,424**
Unrestricted equity			
Retained earnings		15,785	35,025
Profit/loss for the year		-1,528	-19,240
Total unrestricted equity		**14,257**	**15,785**
Total equity		**17,681**	**19,209**
CURRENT LIABILITIES			
Trade payables		1,371	1,369
Liabilities to Group companies		42,737	29,594
Current liabilities to credit institutions		1,874	5,484
Other liabilities		969	693
Accruals and deferred income	24	2,378	2,089
Total current liabilities		**49,329**	**39,229**
Total equity and liabilities		**67,011**	**58,439**
PLEDGED ASSETS AND CONTINGENT LIABILITIES			
Pledged assets	29	15,595	15,595
Contingent liabilities	29	–	–

CASH FLOW STATEMENT, PARENT COMPANY

Amounts in SEK 000	Note	2015	2014
OPERATING ACTIVITIES			
Profit/loss after financial items		-744	-20,051
NON-CASH ITEMS			
Depreciation, amortisation and impairment charges in the income statement		590	15,550
Financial items		-1,219	-35
Group contributions		-741	–
Cash flow from operating activities before changes in working capital		**-2,114**	**-4,501**
CHANGES IN WORKING CAPITAL			
Increase (–)/decrease (+) in current receivables		-11,904	-7,102
Increase (+)/decrease (–) in current liabilities		17,916	15,088
Cash flow from operating activities		**3,898**	**3,485**
INVESTING ACTIVITIES			
Acquisition of intangible assets		-288	-1,122
Sale of equipment		–	35
Acquisition of endowment insurance		–	-38
Cash flow from investing activities		-288	**-1,125**
FINANCING ACTIVITIES			
Repayment of borrowings from credit institutions		-3,610	-2,325
Dividends to shareholders		–	–
Cash flow from financing activities		**-3,610**	**-2,325**
Cash flow for the year		**0**	**0**
Cash and cash equivalents at beginning of year		0	0
Cash and cash equivalents at end of year	**27**	**0**	**0**

STATEMENT OF CHANGES IN EQUITY, PARENT COMPANY

Amounts in SEK 000	Share capital	Retained earnings	Profit/loss for the year	Total
Opening balance, 1 Jan 2014	**3,424**	**63,585**	**-28,560**	**38,449**
Profit/loss for 2013 brought forward		-28,560	28,560	0
COMPREHENSIVE INCOME				
Profit/loss for the year			-19,240	-19,240
Other comprehensive income		–		–
Closing balance, 31 Dec 2014	**3,424**	**35,025**	**-19,240**	**19,209**
Profit/loss for 2014 brought forward		-19,240	19,240	0
COMPREHENSIVE INCOME				
Profit/loss for the year			-1,528	-1,528
Other comprehensive income		–	–	–
Closing balance, 31 Dec 2015	**3,424**	**15,785**	**-1,528**	**17,681**

NOTES ALL AMOUNTS ARE IN SEK THOUSANDS, UNLESS OTHERWISE SPECIFIED

NOTE 1 GENERAL INFORMATION

The Board of Directors approved the consolidated financial statements for publication on 4 April 2016, and they will be presented for adoption at the Parent Company's Annual General Meeting on 27 April 2016.

NOTE 2 ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and the interpretations of the International Financial Reporting Interpretations Committee (IFRIC) as adopted by the European Union. The Group also applies RFR 1 Supplementary Accounting Rules for Groups, which specifies additional disclosures to IFRS that are required under the Swedish Annual Accounts Act. The Parent Company's annual financial statements have been prepared in accordance with the Swedish Annual Accounts Act and RFR 2 Accounting for Legal Entities.

The International Accounting Standards Board (IASB) has published certain new and amended standards that have come into force and are applicable for the 2015 financial year. These have not had any material effect on the Group's financial reports.

New and amended standards and interpretations that have been issued but are effective for annual periods beginning on or after 1 January 2016 have not yet been applied by the Group.

IFRS 9 Financial Instruments will replace IAS 39 Financial Instruments: Recognition and Measurement. The standard has been issued in phases, with the version issued in July 2014 replacing all previous versions. Application of IFRS 9 is mandatory for annual periods beginning on or after 1 January 2018. The standard has not yet been adopted by the EU. IFRS 9 contains new requirements for classification and measurement of financial instruments, derecognition and impairment, as well as general rules on hedge accounting. Management has not yet made a detailed analysis of the effects of the application of IFRS 9.

IFRS 15 Revenue from Contracts with Customers, issued on 28 May 2014, will replace IAS 18 Revenue and IAS 11 Construction Contracts. IFRS 15 provides a revenue recognition model for virtually all revenue arising from contracts with customers, except for leases, financial instruments and insurance contracts. The basic principle for revenue recognition under IFRS 15 is that an entity should recognize revenue in a manner that reflects the transfer of the promised goods or services to the customer, and at the amount to which the entity expects to be entitled in exchange for the goods or services. Revenue is recognized when the customer obtains control of the goods or service. IFRS 15 provides considerably more guidance for specific areas and there are also a number of disclosure requirements. IFRS 15 is effective for annual reporting periods beginning on or after 1 January 2018 and earlier application is permitted. The standard has not yet been adopted by the EU. Management has not yet made a detailed analysis of the effects of the application of IFRS 15.

IFRS 16 Leases was issued on 13 January 2016 and will replace IAS 17 Leases. IFRS 16 introduces a right of use model and requires the lessee to recognise virtually all leases in the balance sheet, with no classification into operating and financial leases. Leases with a lease term of 12 months or less and leases where the underlying asset has a low value are exempt from recognition. Depreciation of the asset and interest charges on the liability are recognised in the income statement. The standard contains more disclosure requirements than the current standard. For lessors, IFRS 16 does not involve any real differences compared with IAS 17. IFRS 16 is effective for annual reporting periods beginning on or after 1 January 2019 and earlier application is permitted provided IFRS 15 is applied at the same time. The standard has not yet been adopted by the EU. Management has not yet made a detailed analysis of the effects of the application of IFRS 16.

Basis of consolidation

The consolidated financial statements include Poolia AB (publ) and all subsidiaries. Information on the Group's composition can be found in note 17. The Group does not have any significant non-controlling interests. Subsidiaries are entities over which the Group has control. Control exists when the Group has exposure or rights to variable returns from its holding in an entity and the ability to affect those returns through power over the entity. A subsidiary is a company in which the Group owns or controls more than half of the voting rights. Subsidiaries are consolidated from the date on which control is transferred to the Group until the date on which control ceases.

Subsidiaries are accounted for using the acquisition method. Identifiable assets acquired and liabilities and contingent liabilities assumed are measured at their acquisition date fair value. The acquisition date purchase consideration also includes assets and liabilities arising from any contingent consideration agreement. All acquisition-related costs are recognised in the income statement as incurred. If the cost of the acquired shares exceeds the total fair value of identifiable assets acquired and liabilities assumed, the difference is reported as goodwill. If the cost is less than the fair value calculated as above, the difference is recognised immediately in the income statement.

Non-controlling interests are initially measured as the minority's proportionate share of the fair value of the net assets. Non-controlling interests are recognised in the consolidated financial statements as a component of equity, separately from the Parent Company's equity. Non-controlling interests are included in the consolidated statement of comprehensive income and reported separately from the Parent Company's income and comprehensive income as a proportion of these results for the period.

Changes in the Parent Company's interest in a subsidiary that do not result in a loss of control are reported as equity transactions (i.e., owner transactions). Any difference between the amount by which non-controlling interests are adjusted and the fair value of the consideration paid or received is recognised directly in equity and classified as attributable to owners of the Parent.

All intra-Group transactions and balances are eliminated on consolidation.

Segment reporting

The Poolia Group's segment information is be presented using a management approach, and operating segments are identified on the basis of internal reporting to the Company's chief operating decision-maker. The Group has identified the Parent Company's Managing Director as its chief operating decision maker, and the internal reporting system, which is used by the Managing Director to review operating results and make decisions about the allocation of resources, is the basis for the segment information presented. Poolia's segment reporting format is geographical regions. Poolia's geographical segments are Sweden, Finland and Germany. Poolia UK is reported under discontinued operations.

All of the segments use the same accounting policies as those applied by the Group.

Revenue recognition

(a) *Sale of services:* Operating income includes the sale of services in the areas of Temporary staffing and Permanent placement. Revenues are recognised in the accounting period in which the services are rendered.

(b) *Interest income:* Interest income is distributed over the term of the interest-bearing investment using the effective interest method.

(c) *Dividend income:* Dividend income is recognised when the right to receive payment is established.

Leases

A finance lease is an agreement that transfers from the lessor to the lessee substantially all the risks and rewards incident to ownership of an asset. All other leases are classified as operating leases.

The Group as lessee

Assets held under finance leases are reported under non-current assets in the consolidated balance sheet, and are recognised at the

commencement of the lease term at the lower of the fair value of the asset and the present value of the minimum lease payments. The equivalent liability is reported as a liability to the lessor in the balance sheet. Lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated during the lease term in such a way as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The depreciation policy for assets held under financial leases is consistent with that for owned assets. If there is no reasonable certainty that Poolia will take over the asset at the end of the lease the asset is depreciated over the shorter of the lease term or the life of the asset.

For operating leases, the lease payments are recognised as an expense on a systematic basis over the lease term. At present, the Group only has operating leases.

Employee benefits

Employee benefits (wages, paid holidays, paid sick leave etc.) and pensions are recognised as they are earned. Pensions and other post-employment benefits are classified as defined-contribution or defined-benefit plans.

Defined-contribution plans

In the case of defined-contribution plans, the Company pays fixed contributions into a separate independent legal entity and has no obligation to pay further contributions. The costs are recognised in the consolidated income statement as the benefits are earned, which is normally the date on which the premium is paid.

Defined-benefit plans

The only defined-benefit plan in the Group is an ITP plan insured with Alecta. This is a multi-employer plan and is classified a defined-benefit pension plan under IAS 19. However, as Alecta has not been able to provide sufficient information to enable the ITP plan to be reported as a defined-benefit plan, it is reported as a defined-contribution plan.

In Finland there is a statutory old-age and invalidity pension scheme regulated by the Occupational Pension Act which covers all Finnish companies. The pension obligation under the Occupational Pension Act is reported according to the rules for defined-contribution plans, which means that premiums paid are recognised as an expense as the contributions are paid and the benefits are earned.

Foreign currency

Foreign currency transactions in Group entities are reported in the entity's functional currency using the exchange rate prevailing at the transaction date. Foreign currency monetary assets and liabilities are translated at the closing rate on the reporting date. Exchange differences arising on translation are included in net income for the period. Exchange differences on non-current intra-group loans are recognised directly in equity, as this type of balance is not intended to be settled.

When preparing consolidated financial statements, the balance sheets of the Group's foreign operations are translated from their functional currency into Swedish kronor using the closing rate on the reporting date. Income statements are translated using the average rate for the period and any translation differences are recognised in the translation reserve in equity. On disposal of a foreign operation, the cumulative translation difference for that foreign operation is reclassified as part of the gain or loss on disposal. Goodwill and fair value adjustments attributable to the acquisition of an operation with a functional currency other than SEK are accounted for as assets and liabilities in the currency of the acquiree and are translated using the closing rate on the reporting date.

Intangible assets

Goodwill

Goodwill is the amount by which the cost of acquisition exceeds the fair value of the Group's share of the acquired subsidiary's net identifiable assets on the date of acquisition. If the fair value of assets acquired, liabilities assumed and contingent liabilities exceeds the cost of acquisition, the surplus is recognised directly as income in the income statement.

Goodwill has an indefinite useful life and is recognised at cost less accumulated impairment. On disposal of an operation, the residual portion of goodwill attributable to the operation is included in the calculation of the gain or loss on disposal.

Other intangible assets

Other intangible assets, primarily client relationships, new investments and improvements to administrative systems, are carried at cost less accumulated amortisation and impairment losses. Internally generated intangible assets are only recognised as assets if an identifiable asset has been created, it is likely that the asset will generate future economic benefits and the cost of developing the asset can be measured reliably. If the asset does not qualify for recognition as an internally generated asset in the balance sheet, development expenditure is recognised as an expense in the period in which it is incurred.

Customer relationships are amortised over 5 years. Other intangible assets are amortised on a straight-line basis over their estimated useful life, which has been defined as 3–5 years. Regular adjustments to basic investments are normally written off directly as an IT expense, or are capitalised for up to 3 years.

Property, plant and equipment

Items of property, plant and equipment are recognised as assets in the balance sheet when it is probable that future economic benefits associated with the asset will flow to the Company and the cost of the asset can be measured reliably. Property, plant and equipment, mainly equipment and computers, is recognised at cost less accumulated depreciation and impairment losses. Items of property, plant and equipment are depreciated on a straight-line basis over their estimated useful life.
The following percentages have been applied:
Equipment and computers: 20-33%

Impairment

On each reporting date, an assessment is made to determine whether there is any indication of impairment of the Group's assets. If this is the case, the asset's recoverable amount is calculated. Goodwill is allocated to cash-generating units and is subject to annual impairment testing, along with intangible assets with indefinite useful lives and intangible assets not yet available for use, whether or not there is any indication of impairment. However, impairment testing is carried out more frequently if there are indications that an asset may be impaired. The recoverable amount is the higher of an asset's value in use and the amount that would be received if it were sold to an independent party (the net selling price). The value in use is the present value of future cash inflows and outflows attributable to the asset during the period when it is expected to be used in the business, plus the present value of the net selling price at the end of its useful life. If the calculated recoverable amount is less than the carrying amount, the asset is written down to its recoverable amount and an impairment loss is recognised in the income statement. Impairment losses are reversed if there has been a change in the assumptions on which the original impairment was based or if the impairment no longer exists. An impairment loss is reversed only to the extent that it does not increase the carrying amount to more than what the depreciated historical cost would have been if the impairment had not been recognised. Reversals of impairment are recognised in the income statement. Goodwill impairment is not reversed.

Taxes

The Group's total income tax consists of current tax and deferred tax. Current tax is the amount of income taxes payable or recoverable in respect of the taxable profit or loss for the current year and any adjustments relating to prior years. Deferred tax is recognised for differences between the carrying amounts of the Company's

assets and liabilities and their corresponding tax bases. Deferred tax is accounted for using the balance sheet liability method. Deferred tax liabilities are recognised for essentially all taxable temporary differences, while deferred tax assets are recognised to the extent that it is probable that the amounts can be utilised against future taxable profit.

The carrying amount of a deferred tax asset is reviewed at each reporting date and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the deferred tax asset to be utilised fully or partly.

Deferred tax is calculated using the tax rates that are expected to apply in the period when the carrying amount of the asset or liability is recovered or settled. Deferred tax is reported as income or expense in the income statement, except when it relates to transactions or events that have been recognised directly in equity, in which case, the deferred tax is also recognised directly in equity.

Deferred tax assets and deferred tax liabilities are offset when they are attributable to the same tax authority and the Group intends to settle on a net basis.

Provisions

A provision is recognised in the balance sheet when the Company has an obligation, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Provisions are reviewed at each reporting date

Financial instruments

A financial asset or liability is recognised in the balance sheet when the Company becomes a party to the contractual provisions of the instrument. A financial asset is derecognised when the rights to the cash flows from the financial asset are realised, expire or the Company loses control of them. A financial liability is derecognised when the contractual obligation is discharged or extinguished in some other way.

Acquisitions and disposals of financial assets are recognised on the trade date except when the Company acquires or disposes of listed securities, in which case settlement date accounting is applied instead. Financial instruments are recognised at amortised cost or fair value, depending on their initial classification under IAS 39.

At each reporting date, the Company assesses whether there is objective evidence that a financial asset or group of financial assets is impaired.

Fair value measurement of financial instruments

Official quoted market prices on the reporting date are used to measure the fair value of current investments and borrowings. If a market for a financial instrument is not available, the fair value is established by using generally accepted methods such as discounting future cash flows to the quoted market rate for each period. Translation to SEK is conducted at the exchange rate quoted on the reporting date.

Offsetting financial assets and liabilities

Financial assets and a financial liabilities may be offset and the net amount presented in the balance sheet if the Company has a legally enforceable right to set off the recognised amounts and the Company intends either to settle on a net basis or to realise the asset and settle the liability simultaneously.

Cash and cash equivalents

Cash and cash equivalents consist of cash balances with financial institutions and short-term deposits with an original maturity of 3 months or less, which are subject to an insignificant risk of changes in value. Cash and cash equivalents are recognised at their nominal amounts.

Short-term investments

Short-term investments are measured at amortised cost.

Trade receivables

Trade receivables are classified as "Loans and receivables", and as such are measured at amortised cost. As the expected maturity is short, the value is recognised at a nominal amount without discounting. Doubtful debts are individually assessed and a provision is recognised in the balance sheet based on the recoverable amount. Any impairment is reported under operating expenses.

Other receivables

Other receivables are receivables that arise when the Company provides money without any intention of trading the receivable. If the expected holding period is less than 12 months they are reported as other current receivables. These receivables are classified as "Loans and receivables" under IAS 39. Assets in this category are carried at amortised cost.

Derivative instruments

Poolia did not have any derivative instruments in 2015 and 2014.

Liabilities

Poolia's amounts due to credit institutions, trade payables and other liabilities are classified as Other liabilities and are measured at amortised cost. Any borrowing costs are recognised in profit or loss over the term of the loan using the effective interest method. Non-current liabilities are due for settlement more than 12 months after the reporting date, while current liabilities are due within 12 months of the reporting date As trade payables are expected to be of short duration, the liability is recognised at a nominal amount without discounting.

The Parent Company's accounting policies

The Parent Company's annual financial statements have been prepared in accordance with the Swedish Annual Accounts Act, RFR 2 Accounting for Legal Entities and applicable statements from the Swedish Financial Reporting Board. RFR 2 requires the Parent Company, as a legal entity, to prepare its annual financial statements in compliance with all IFRS standards and IFRIC interpretations endorsed by the EU, to the extent possible within the framework of the Swedish Annual Accounts Act and the Pension Obligations Vesting Act, taking into account the relationship between tax expense (income) and accounting profit. The recommendation also specifies exceptions from and additions to IFRS. The amendments to RFR 2 Accounting for Legal Entities, effective for the financial year 2015, have not had any material effect on the Parent Company's financial reports. The amendments due to come into force on 1 January 2016 are also not expected to have any material effect. The Parent Company's financial reporting is consistent with the Group's accounting policies, except as stated below.

Taxes

Swedish tax laws allow transfers to special reserves and funds. This means that companies can, within certain limits, allocate and retain reported profits in the business without such profits being subject to immediate taxation. Untaxed reserves are not taxed until they are reversed. Should the business incur a loss, the untaxed reserves may be used to cover the loss without being taxed.

Accumulated accelerated depreciation

Tax depreciation allowances are calculated in accordance with current tax legislation. Accelerated tax depreciation allowances are regarded as accelerated depreciation and reported as an untaxed reserve. Changes in this reserve are recognised as an appropriation in the income statement.

Group contributions

Group contributions received are accounted for in the same way as ordinary dividends and are therefore reported under finance income.

NOTE 3 SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS

Accounting estimates and judgements are evaluated regularly. They are largely based on historical experience and other factors, including expectations about future events that are considered reasonable in the present circumstances.

Poolia makes judgements and assumptions concerning the future. These result in accounting estimates, which, by definition, rarely correspond with the actual outcome. Estimates and assumptions that involve considerable risk of material adjustments to the carrying amounts of assets and liabilities during the next financial year are described below.

a. *Goodwill impairment testing* Poolia conducts annual goodwill impairment testing, in accordance with the accounting policy described in note 2. However, impairment testing is carried out more frequently if there are indications of impairment during the year.

The recoverable amounts for cash-generating units have been determined by calculating the value in use. These calculations require certain estimates to be made. Further information and a sensitivity analysis can be found in note 14.

b. *Income taxes*
Poolia has a total of SEK 11.6 million in recognised deferred tax assets arising mainly from historical tax losses in the business. These tax assets represent 70% of the total potential tax that can be recovered when operations generate taxable profits. The tax assets are calculated according to current tax legislation in the countries concerned and the expected development of taxable profit for the different countries.

If future taxable profit is lower than management's estimate at 31 December 2015, this may mean that the tax assets are lower than the estimated figure.

Conversely, if it is higher, the actual tax assets could exceed the reported figure.

NOTE 4 FINANCIAL RISK MANAGEMENT

Poolia is exposed to various types of financial risks. The Company's overall policy for financial risk management is to minimise the negative effects of market fluctuations on the Group's earnings at all times. The Group's financial policy is established annually by the Board and regulates how financial risks are managed and what financial instruments may be used.

Currency risk

Currency risk is the risk that the Group's earnings will be adversely affected by exchange rate movements. Poolia's currency exposure arises from intra-group financing and the translation of foreign subsidiaries' balance sheets and income statements to Swedish kronor (translation exposure).

The translation exposure concerns translation from EUR, GBP and DKK. The financial policy states that translation exposure shall not be hedged. Translation of foreign subsidiaries had a negative effect of 7,629 on consolidated equity in 2015.

Poolia does not have any other currency exposure at present.

CURRENCY EFFECTS ON THE CONSOLIDATED INCOME STATEMENT 2015 (2014) SEK MILLIONS

Currency	Operating income	Operating profit/loss	Net profit/loss
EUR	6.3 (10.3)	0.5 (0.9)	0.4 (0.8)
Total	**6.3 (10.3)**	**0.5 (0.9)**	**0.4 (0.8)**

TRANSLATION EXPOSURE IN THE CONSOLIDATED BALANCE SHEET, NET OF ANY TAX EFFECTS 2015 (2014) SEK MILLIONS

Currency	Net Investment	Effect on equity of 1% change
EUR	75.3 (59.2)	0.8 (0.6)
DKK	1.0 (0.8)	0.0 (0.0)
GBP	-14.9 (-10.0)	-0.1 (-0.1)

Interest rate risk

Interest rate risk is the risk that the Group's net interest income will be adversely affected by changes in market interest rates. The Group's interest rate risk exposure was insignificant at the reporting date. Poolia does not have any significant holdings of interest-bearing financial liabilities. The Group has an overdraft facility of SEK 40 (40) million, SEK 1.9 (5.4) million of which had been utilised at the reporting date. Interest-bearing financial assets consist primarily of unrestricted bank funds. A one percentage point change in market interest rates would affect all of the Group's interest-bearing assets and liabilities. The impact on earnings would be SEK 0.0 million.

Credit and counterparty risk

Credit and counterparty risk is the risk that the counterparty to a transaction will be unable to discharge its obligations, thereby causing the Group to incur a loss. The Group is exposed to credit and counterparty risk when excess liquidity is invested in financial assets. In order to limit counterparty risk, only counterparties with a high credit rating in accordance with the financial policy are accepted. There were no derivative instruments in 2014 and 2015.

Commercial credit risk within the Group is minimal as there is no significant credit risk concentration in respect of a particular client, counterparty or geographical region. The maximum credit risk corresponds to the carrying amount of Poolia financial assets.

Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in obtaining funds to meet its obligations associated with financial instruments. At present, Poolia's cash and cash equivalents are placed in accounts or short-term deposits with banks. The Group currently has no need of refinancing. See the maturity analysis in note 25 .

NOTE 5 INTRA-GROUP PURCHASES AND SALES

The Parent Company's net sales comprise the provision of services to subsidiaries. 13.5% (16.2%) of the Parent Company's other external expenses and 0.0% (0.0%) of its staff costs relate to purchases from other Group companies.

NOTE 6 OPERATING INCOME

Operating income by service area

Group	SEK millions 2015	SEK millions 2014	Change %	Share % 2015	Share % 2014
Temporary staffing	673.1	631.0	6.7	89	90
Permanent placement	84.0	69.6	20.7	11	10
Total	**757.1**	**700.6**	**8.1**	**100**	**100**

NOTE 7 **SEGMENT INFORMATION**

Poolia's segment reporting is based on internal reporting, which means that the segment reporting format is geographical regions. Poolia's geographical segments are Sweden, Finland and Germany. Poolia UK, which was part of the segment Poolia Sweden, is reported under discontinued operations. Poolia UK's operations were divested on 28 February 2014.
No single customer accounts for more than 10% of the Group's operating income.

	CONTINUING OPERATIONS					DISCONTINUED OPERATIONS			
2015	Sweden	Finland	Germany	Group-wide	Total	Utvecklings-huset	UK	Elimination	Total
OPERATING INCOME									
Temporary staffing	466,237	46,602	160,303		673,142	–	–		673,142
Permanent placement	62,335	3,294	18,344		83,973	–	–		83,973
Operating income	**528,572**	**49,896**	**178,647**		**757,115**	–	–		**757,115**
Operating profit/loss	**-1,606**	**1,212**	**16,400**		**16,006**	–	**-662**		**15,344**
Finance income									6,802
Finance costs									-322
Tax									-6 528
Profit/loss for the year									**15,296**
Assets	153,431	17,807	88,384	-8,008	251,614	–	402	-19,149	232,867
Liabilities	-66,221	-16,420	-69,923	-591	-153 155	–	-15,321	11,112	-157,364
Investments	11,963	–	168	–	12,131	–	–		12,131
Depreciation/amortisation and impairment	-2,686	–	-251	–	-2,937	–	–		-2,937

	CONTINUING OPERATIONS					DISCONTINUED OPERATIONS			
2014	Sweden	Finland	Germany	Group-wide	Total	Utvecklings-huset	UK	Elimination	Total
OPERATING INCOME									
Temporary staffing	436,538	47,405	147,064		631,007	–	5,441		636,448
Permanent placement	51,164	3,685	14,699		69,548	–48	801		70,301
Operating income	**487,702**	**51,090**	**161,763**		**700,555**	**-48**	**6,242**		**706,749**
Operating profit/loss	**-11,849**	**1,849**	**15,606**		**5,606**	**-48**	**-1,726**		**3,832**
Finance income									176
Finance costs									-521
Tax									–3,413
Profit/loss for the year									**74**
Assets	162,906	16,997	68,246	31,198	279,347	–	444	-82,947	196,844
Liabilities	-150,279	-7,555	-18,537	-35,577	-211,948	–	-10,485	93,422	-129,011
Investments	6	–	438	1,122	1,566	–	–		1,566
Depreciation/amortisation and impairment	-1,561	–	-185	-1,550	-3,296	–	–		-3,296

NOTE 8 **PERSONNEL**

Average no. of employees	No. of employees 2015	2014	Of which male 2015	2014
Parent	7	7	3	3
Subsidiaries	1,346	1,182	476	389
Group total	**1,353**	**1,189**	**479**	**391**

Geographical breakdown	No. of employees 2015	2014	Of which male 2015	2014
Sweden	823	796	252	232
Denmark	0	0	0	0
Finland	115	99	79	59
Germany	415	294	148	100
Group total	**1,353**	**1,189**	**479**	**391**

The Parent Company's Board of Directors consists of three men and two women. Other Senior Executives in the Group consisted of four men and one woman in 2015.

Salaries and other benefits	Senior executives [1] 2015	2014	Other employees 2015	2014
Parent	4,528	4,913	1,438	1,801
Subsidiaries	11,071 [2]	4,060	434,006	430,943
Group total	**15,599**	**8,973**	**435,444**	**432,744**

1) Includes current and former Board Members and current and former Managing Directors.

2) The increase in the cost for Senior Executives in 2015 is due to a new governance model with stronger Managing Director roles in the subsidiaries.

Salaries and other benefits	Salaries and other benefits 2015	2014	Social security contributions 2015	2014	Pension costs 2015	2014
Parent	5,966	6,714	1,785	2,212	1,705	1,067
Subsidiaries	446,405	435,003	116,999	98,397	29,515	28,427
Group total	**452,371**	**441,717**	**118,784**	**100,609**	**31,220**	**29,494**

4,011 (856) of the Group's pension costs relate to Boards and Managing Directors.

Senior Executives' employment conditions and remuneration

The AGM in April 2015 adopted the Board's proposed guidelines for the remuneration of Senior Executives. The full Board served as a remuneration committee during the year. In accordance with the decision of the AGM, Parent Company Board fees are 185 per member. The Chairman of the Board Björn Örås receives 500. Morten Werner took over as Managing Director and CEO on 1 February 2014. He is entitled to a fixed annual salary of 2,040. In addition, he is entitled to annual performance-based pay of up to 3,672. He has received 2,652 in salary and a total of 57 in holiday pay and deductions for sick leave/leave of absence. Other Senior Executives consist of the Managing Directors of Poolia Germany and Poolia Finland, the CFO and the HR Director. The Managing Directors of the foreign subsidiaries have a variable salary model based on their company's performance. Other Senior Executives of the Swedish companies have fixed salaries. With these pay models, the total salaries for other Senior Executives in 2015 could have been in the range of 4,568 to 5,707, plus holiday pay and deductions for sick leave/leave of absence. Other Senior Executives received a total of 4,658. The Acting CFO did not receive fixed remuneration but worked on a consultancy basis.

The Managing Directors and other Senior Executives of the companies are entitled to 3 or 6 months' notice for voluntary termination of employment and 3, 6 or 12 months' notice for involuntary termination. There are no agreements on additional termination benefits for Senior Executives. Morten Werner is entitled to a contribution of 497 in pension and insurance premiums per year. Additional pension premiums of 476 were paid under cost neutrality contracts for the Company during 2015. These concerned salaries and non-wage labour costs. Other Senior Executives are entitled to pension benefits largely in accordance with the regulations of collective agreements under the ITP plan. Some Senior Executives also have company cars. The value reported under Other benefits in the table below. The minimum retirement age for all Senior Executives is 65.

Board	Born	Member since	Shareholding
Lennart Pihl	1950	2013	10,000 B
Marika Skärvik	1963	2015	500 B
Dag Sundström	1955	2011	3,000 B
Anna Söderblom	1963	2013	15,000 B
Björn Örås	1949	Foundation	4,023,815 A 3,251,445 B

Pensions

The Group's pension plans are defined-contribution plans apart from in Sweden. For salaried employees in Sweden, the ITP 2 plan's defined-benefit retirement and family pension obligations are covered by insurance with Alecta. According to the Swedish Financial Reporting Board's statement UFR 10, Classification of ITP Plans Financed by Insurance in Alecta, this is a multi-employer defined-benefit pension plan. The Company did not have access to sufficient information for the 2015 fiscal year to report its proportionate share of the plan's obligations, plan assets and costs, which meant that it was not possible to report the plan as a defined-benefit plan. Consequently, the ITP 2 pension plan insured through Alecta is reported as a defined-contribution plan. The premium for the defined-benefit retirement and family pension is calculated individually and is based on factors that include salary, previously earned pensions and the expected remaining period of service. Expected contributions in the next reporting period for ITP 2 insurance covered by Alecta are SEK 8.7 (7.0) million. The Group's share of the total contributions to the plan is 0.04537%, while its share of the total number of active members in the plan is 0.06483%. The collective consolidation level is the market value of Alecta's assets as a percentage of its insurance obligations calculated by reference to Alecta's actuarial methods and assumptions. This is not consistent with IAS 19. The collective consolidation level may normally vary between 125% and 155%. If Alecta's collective consolidation level falls below 125% or exceeds 155%, measures must be taken to create the right conditions for the level to return to the normal range. If the consolidation level is low, an appropriate measure could be to increase the agreed price for new insurance and extension of existing benefits. If the consolidation level is high, premium reductions could be introduced. At the end of 2015, Alecta's surplus, in the form of a collective consolidation level, was 153% (144%). Poolia AB has a pension obligation of 1,431 (1,431) to former Managing Director and CEO Monika Elling, which is covered by payments into endowment insurance (see note 29).

NOTE 8 **PERSONNEL, CONT'D**

Senior Executives 2015	Salary/Board fee	Variable remuneration	Other benefits	Pension cost	Total
Chairman of the Board Björn Örås	500				500
Board member Anna Söderblom	185				185
Board member Marika Skärvik	185				185
Board member Lennart Pihl	185				185
Board member Dag Sundström	185				185
Managing Director and CEO Morten Werner	2 040	612		973	3,625
Other Senior Executives (4 individuals)	4,190	468	112	706	5,476
Total	**7,470**	**1,080**	**112**	**1,679**	**10,341**

Senior Executives 2014	Salary/Board fee	Variable remuneration	Other benefits	Pension cost	Total
Chairman of the Board Björn Örås	600				600
Board member Anna Söderblom	185				185
Board member Monica Caneman	185				185
Board member Lennart Pihl	185				185
Board member and Managing Director and CEO to 31 January 2014 Dag Sundström*	836				2,536
Managing Director and CEO from 1 February 2014 Morten Werner	1,931			494	2,425
Other Senior Executives (4 individuals)	4,470	648	109	773	6,000
Total	**8,392**	**648**	**109**	**1,267**	**10,416**

* Dag Sundström received 169 in Board fees and invoiced 667 for Managing Director fees and consulting services.

NOTE 9 REMUNERATION OF AUDITORS

	Group		Parent	
	2015	2014	2015	2014
Deloitte, annual audit	770	540	200	200
Deloitte, other auditing	163	135	–	–
Deloitte, tax advisory services	–	–	–	–
Deloitte, other services	225	521	–	508
Total	**1,158**	**1,196**	**200**	**708**

The item 'annual audit' refers to the auditor's remuneration for the statutory audit. This comprises examination of the annual financial statements, accounting records and administration of the business by the Managing Director and Board, and fees for advice relating to observations made during the audit. 'Other auditing' refers mainly to the auditing of interim reports.

NOTE 10 PROFIT/LOSS FROM INVESTMENTS IN GROUP COMPANIES

Parent Company	2015	2014
Dividend	–	–
Impairment of investments in Group companies	–	-14,000
Impairment of receivables from Group companies	-2,989	-2,292
Total	**-2,989**	**-16,292**

An impairment loss was recognised on receivables from Poolia UK Holdings Ltd in 2015. An impairment loss was recognised on shares in Poolia Sverige AB and receivables from Poolia UK Holdings Ltd in 2014.

NOTE 11 INTEREST AND SIMILAR INCOME

	Group		Parent	
	2015	2014	2015	2014
Interest	100	176	108	13
Exchange differences, net	6,702	–	4,208	–
Total	**6,802**	**176**	**4,316**	**13**

- (-) of the Parent Company's interest income relates to income from Group companies.

NOTE 12 INTEREST AND SIMILAR EXPENSE

	Group		Parent	
	2015	2014	2015	2014
Interest	-64	-113	-452	-303
Exchange differences, net	–	–	–	-1,158
Other	-258	-408	-77	-311
Total	**-322**	**-521**	**-529**	**-1,772**

344 (222) of the Parent Company's interest expenses are expenses relating to Group companies. Operating profit/loss for the year was not affected by exchange differences.

NOTE 13 TAXES

	Group		Parent	
Tax on profit/loss for the year	2015	2014	2015	2014
Current tax	-4,316	-1,849	–	–
Deferred tax	-2,212	-1,564	-784	811
Total tax on profit/ loss for the year	**-6,528**	**-3,413**	**-784**	**811**

Relationship between the period's tax expense and accounting profit

Group	2015	2014
Recognised profit/loss before tax	21,824	5,261
Tax based on applicable domestic tax rate in each country	-6,660	-2,531
Tax effect of non-deductible expenses	-289	-172
Tax effect of non-taxable income	1,383	10
Tax effect of non-capitalised tax loss carryforwards	-954	-246
Effect of revaluation/impairment of tax assets	–	-474
Tax effect of prior year adjustments	-8	–
Total tax on profit/loss for the year	**-6,528**	**-3,413**

Parent Company	2015	2014
Recognised profit/loss after financial items	-745	-20,051
Tax based on applicable domestic tax rate	164	4,411
Tax effect of non-deductible expenses	-28	-26
Tax effect of measurement of temporary differences	–	10
Effect of impairment of investments in Group companies	–	-3,584
Effect of impairment of receivables from Group companies	-658	–
Tax effect of prior year adjustments	-262	–
Total tax on profit/loss for the year	**-784**	**811**

Deferred tax assets

Deferred tax, i.e., the difference between the income tax actually reported in this year's and previous years' income statements (expensed tax) and, on the other hand, the income tax that the Company will eventually be charged in respect of the operations of this and previous financial years (full tax), is as follows:

DEFERRED TAX ASSETS

Group	2015	2014
Relating to the carryforward of unused tax losses	15,260	18,825
Relating to temporary differences	296	391
Total tax value	**15,556**	**19,216**
Less valuation reserve	-3,932	-5,070
Carrying amount	**11,624**	**14,146**

A deferred tax asset is recognised in the consolidated balance sheet for unused tax losses to the extent that they can be utilised by reversing untaxed reserves, or if it is highly probable that they can be utilised in the foreseeable future. Total deferred tax assets in Denmark amounted to 2,617 (2,781) and were not recognised. In Denmark, the right to utilise tax loss carryforwards continues indefinitely.

Deferred tax assets in Sweden amounted to 11,624 (11,972), of which 11,624 (11,972) was recognised. 3,688 (4,417) of this amount relates to the Parent Company. Deferred tax assets in Germany amounted to – (2,174), of which – (2,174) was recognised. Unrecognised deferred tax assets in the UK amounted to 2,223 (2,289). In Germany and the UK, the right to utilise tax loss carryforwards continues indefinitely. Tax rates are as follows: Sweden 22%, UK 20%, Finland 20%, Denmark 23.5% and Germany 32%.

NOTE 14 GOODWILL

Group	2015	2014
Opening cost	**136,907**	**135,739**
Through acquisitions	6,397	–
Translation differences	-4,261	1,168
Closing accumulated cost	**139,043**	**136,907**
Opening impairment	**-124,469**	**-123,561**
Translation differences	3,930	-908
Closing accumulated impairment	**-120,539**	**-124,469**
Closing balance	**18,504**	**12,438**

Goodwill is tested for impairment (including a sensitivity analysis) annually or more frequently if there are indications of impairment. Goodwill is monitored and tested for impairment by management at country level. The countries constitute cash-generating units and their recoverable amounts have been calculated as value in use based on financial budgets approved by the Board. The assessment is based on the 2016 budget and management's net cash flow projections for the next four years based on the most important assumptions, which are income and operating expenses. All assumptions for the five-year forecast are made individually for each cash-generating unit based on its market position and the conditions and development of its market. The forecasts represent management's assessment and are based on external factors, past experience and market expectations. Estimated annual growth for the five-year forecast is between 2.5% and -5 %. For precautionary reasons, growth has not been estimated for a period beyond five years. Poolia's pre-tax weighted average cost of capital for 2015 was 14.3 % (14.2 %). This has been used as the discount rate for determining the recoverable amounts. A sensitivity analysis of the above assumptions has been conducted and indicates that reasonable changes in income, operating expenses or the discount rate would not result in impairment. The sensitivity analysis shows that if the estimated volume growth over the five years after 2015 turned out to be half of the Company's estimate at 31 December 2015, this would not result in any impairment. A sensitivity analysis of operating expenses has also been made and indicates that an increase of five percentage points would not result in any impairment. If the revised estimated pre-tax discount rate used to discount cash flows turned out to be five percentage points higher than the Company's estimate, this would not result in any impairment.

The annual goodwill impairment testing did not identify any impairment. The table below shows the carrying amount of goodwill with an indefinite useful life distributed by country.

	2015	2014
Poolia Sweden	14,600	8,203
Poolia Germany	3,904	4,235

NOTE 15 OTHER INTANGIBLE ASSETS

Customer relationships

Group	2015	2014
Opening cost	–	–
Acquisitions during the year	3,039	–
Sales/disposals	–	–
Exchange differences	–	–
Closing cost	**3,039**	–
Opening amortisation	–	–
Sales/disposals	–	–
Amortisation for the year	-416	–
Exchange differences	–	–
Closing accumulated amortisation	**-416**	–
Carrying amount	**2,623**	–

Other intangible assets

Group	2015	2014
Opening cost	**30,984**	**32,765**
Acquisitions during the year	937	1,119
Sales/disposals	–	-2,900
Exchange differences	-15	–
Closing cost	**31,906**	**30,984**
Opening amortisation	**-27,694**	**-28,510**
Sales/disposals	15	2,900
Amortisation for the year	-1,203	-2,084
Exchange differences	–	–
Closing accumulated amortisation	**-28,882**	**-27,694**
Carrying amount	**3,024**	**3,290**
Total carrying amount	**5,647**	**3,290**

Parent Company	2015	2014
Opening cost	**7,713**	**6,591**
Acquisitions during the year	288	1,122
Sales/disposals	–	–
Closing accumulated cost	**8,001**	**7,713**
Opening amortisation	**-6,435**	**-4,885**
Sales/disposals	–	–
Amortisation for the year	-589	-1,550
Closing accumulated amortisation	**-7,024**	**-6,435**
Closing residual value	**977**	**1 278**

Investments in business support systems were capitalised In 2015 and 2014.

NOTE 16 PROPERTY, PLANT AND EQUIPMENT

Group	2015	2014
Opening cost	**10,939**	**13,257**
Purchases	1,071	447
Sales/disposals	-573	2,959
Translation differences	-97	194
Closing accumulated cost	**11,340**	**10,939**
Opening depreciation	**-8,529**	**-9,918**
Sales/disposals	103	2,865
Depreciation for the year	-1,318	-1,212
Translation differences	82	-264
Closing accumulated depreciation	**-9,662**	**-8,529**
Closing residual value	**1,679**	**2,410**

The Group holds cars and computers under leases. The agreed lease payments under these contracts are 3,465 (1,373), of which 1,913 (777) relates to 2016 and the remainder to 2017 and 2018. All of the leases are operating leases. The year's lease payments for computers and cars amounted to 2,273 (847). The Group also leases premises with contracted annual rents of 15,165 (15,546). Most of these lease agreements were commenced between 2011 and 2014 and remain in force for 1-6 years.

Parent Company	2015	2014
Opening cost	**341**	**1,530**
Sales/disposals	–	-1,189
Closing accumulated cost	**341**	**341**
Opening depreciation	**-341**	**-1,530**
Sales/disposals	–	1,189
Depreciation for the year	–	–
Closing accumulated depreciation	**-341**	**-341**
Closing residual value	**0**	**0**

NOTE 17 INVESTMENTS IN GROUP COMPANIES

Reg'd office	Size: No. of shares	Size: Share of equity %	Value: Nominal value	Value: Carrying amount
SHARES IN SWEDISH SUBSIDIARIES				
Poolia Sverige AB CRN 556426-7655, Stockholm	1,000,000	100	100	14,164
Poolia Ekonomi AB CRN 556363-8039, Stockholm	1,000	100	–	–
Poolia IT AB CRN 556447-9581, Stockholm	1,000	100	–	–
Poolia Office Professionals AB CRN 556532-4240, Stockholm	1,000	100	–	–
Poolia Sälj & Marknad AB CRN 556532-5221, Stockholm	1,000	100	–	–
Poolia Life Science & Engineering AB CRN 556532-4232, Stockholm	1,000	100	–	–
Poolia Väst AB CRN 556399-9621, Stockholm	1,000	100	–	–
Poolia Syd AB CRN 556417-7581, Stockholm	1,000	100	–	–
Poolia Juridik AB CRN 556420-3841, Stockholm	1,000	100	–	–
Poolia Jönköping AB CRN 556557-4067, Jönköping	1,000	100	–	–
Poolia Umeå AB CRN 556501-9246, Stockholm	1,000	100	–	–
Poolia Örebro AB CRN 556889-7473, Stockholm	500	100	–	–
Poolia Linköping AB CRN 556889-7622, Stockholm	500	100	–	–
Poolia Sundsvall AB CRN 556889-7614, Stockholm	500	100	–	–
Poolia Uppsala AB CRN 556584-1748, Stockholm	1,000	100	–	–
Poolia Gävle AB CRN 556599-5999, Stockholm	1,000	100	–	–
Poolia Rekrytering AB CRN 556558-8141, Stockholm	1,000	100	–	–
Poolia Malmö AB				
CRN 556801-5035, Stockholm	1,200	100	–	–
Studentkraft Partnerbolag AB				
CRN 556830-9917, Stockholm	500	100	–	–
Poolia Executive Search AB CRN 556573-6336, Stockholm	1,000	91	91	91
SHARES IN SWEDISH SUBSIDIARIES				
Poolia Suomi OY CRN 1614293-5, Helsinki	140,000	100	TEUR 118	3,410
Poolia Danmark A/S CRN 25507835, Copenhagen	902	100	TDKK 902	700
Poolia Holding GmbH CRN HRB 79318, Düsseldorf		100	TEUR 25	5,223
Poolia Deutschland GmbH CRN HRB 56837, Düsseldorf		100	–	–
Poolia UK Holdings Ltd CRN 04731846, London	101,414	100	TGBP 10	–
Poolia UK Ltd CRN 2442269, London	1,000,000	100	–	–
Total				**23,588**

NOTE 18 TRADE RECEIVABLES

Group	2015	2014
Trade receivables, gross	115,740	101,140
Opening provision for doubtful debts	-17	-773
Provisions for the period	-188	–
Actual losses	–	590
Reversal of provisions	58	173
Translation differences	3	-7
Closing provision for doubtful debts	-144	-17
Trade receivables, net	**115,597**	**101,123**

Past due but not considered doubtful 2015 2014		
1-30 days	10,469	9,193
31-90 days	4,152	1,841
91-180 days	290	1,005
>180 days	595	130
Total	**15,506**	**12,169**

All reported amounts are expected to be paid.

NOTE 19 PREPAYMENTS AND ACCRUED INCOME

	Group 2015	Group 2014	Parent 2015	Parent 2014
Accrued fee income	39,594	34,080	–	–
Other prepayments and accrued income	10,985	7,557	–	590
Total	**50,579**	**41,637**	–	**590**

NOTE 20 SHARE CAPITAL

	A shares	B shares	Total
1 January 2014	4,023,815	13,098,181	17,121,996
31 December 2014	4,023,815	13,098,181	17,121,996
31 December 2015	4,023,815	13,098,181	17,121,996

Class A shares carry entitlement to one vote and class B shares to 1/5 vote. The par value is SEK 0.20 per share. There were no share-based incentive schemes in 2015 and 2014.

Capital management

Capital refers to equity. The Group's objective for capital management is to safeguard the Group's status as a going concern and its freedom of action and to ensure that shareholders continue to receive a return on their investments.

In order to maintain and adapt the capital structure, the Group may distribute funds, increase equity by issuing new shares or capital contributions, repurchase shares or reduce or increase its liabilities. According to the Group's dividend policy, the aim is that the dividend will normally exceed 50% of net profit after tax. The statement of changes in equity shows the different components of equity and the changes during the period.

NOTE 21 EARNINGS PER SHARE

	2015	2014
Profit/loss for the year	15,296	74
Profit/loss for the year attributable to shareholders of the Parent	15,296	74
Average number of shares (000)	17,122	17,122
Average number of shares, diluted (000)	17,122	17,122
Earnings per share, SEK	0.89	0.00
Diluted earnings per share, SEK	0.89	0.00
Proposed dividend per share, SEK	0.50	0.00
Proposed dividend,	8,560,998	-

NOTE 22 CORPORATE ACQUISITIONS

On 11 May, Poolia acquired 100 percent of the shares in the staffing company Joblink Norden AB, which has about 70 employees and sales of just under SEK 40 million. The acquisition is an important step in Poolia's long-term strategy for profit growth. The purchase consideration, including transaction costs, was SEK 10.7 million. The acquisition was financed from the Company's own funds and had an effect of SEK -10.7 million on cash flow. The acquisition generated goodwill and other surplus values of SEK 9.5 million. During the period, the acquisition has had an effect of SEK 22.1 million on the Group's operating income and SEK -0.5 million on operating profit including transaction costs.

The acquisition of Joblink Nordic AB generated integration costs during the year. The integration process was fully completed in the fourth quarter, which means that the full earnings impact will be felt in 2016.

Recognised amounts on acquisition (SEK million)	
Intangible assets	0.2
Deferred tax asset	0.4
Current receivables	9.8
Current liabilities	6.4
Liabilities to credit institutions	2.7
Identifiable net assets	1.3
Transferred consideration excl. transaction costs	10.1
Identified surplus values	**8.8**
Goodwill	6.5
Customer relationships	3.0
Deferred tax liability	-0.7
Allocated surplus value	**8.8**
Transaction cost recognised	-0.6

NOTE 23 LIABILITIES TO CREDIT INSTITUTIONS

Group transactions with one and the same bank/lender are offset in the consolidated balance sheet. The Parent Company's credit balances and credit utilisation are recognised in the Parent Company's financial statements. The Group's Swedish business has an overdraft facility of 40,000 (40,000), and 1,874 (5,484) of this amount has been utilised.

NOTE 24 ACCRUALS AND DEFERRED INCOME

	Group		Parent	
	2015	2014	2015	2014
Holiday pay liability	29,484	27,383	102	48
Personnel-related taxes and contributions	8,002	6,344	419	703
Accrued salaries	39,661	32,364	712	0
Other accruals and deferred income	8,945	11,190	1,145	1,338
Total	**86,092**	**77,281**	**2,378**	**2,089**

NOTE 25 FINANCIAL ASSETS AND LIABILITIES

Carrying amount of each class of financial instrument

Group	2015	2014
ASSETS		
Cash and cash equivalents	20,204	18,973
Trade receivables	115,597	101,123
Accrued fee income	39,594	34,080
Total	**175,395**	**154,176**
LIABILITIES		
Trade payables	22,014	17,607
Accrued salaries	35,669	32,364
Liabilities to credit institutions	1,874	5,484
Total	**59,557**	**55,455**

Because all financial assets and liabilities are of a short-term nature, their carrying amount represents a good approximation of their fair value, unless otherwise stated in the notes.

Maturity analysis	2015	2014
ASSETS		
Cash and cash equivalents		
1-30 days	20,204	18,973
Trade receivables		
1-30 days	100,091	78,902
31-90 days	15,506	22,221
Accrued fee income		
1-30 days	6,961	5,633
31-90 days	32,633	28,447
Total	**175,395**	**154,176**

Maturity analysis	2015	2014
LIABILITIES		
Trade payables		
1-30 days	22,014	17,607
Liabilities to credit institutions		
1-30 days	1,874	5,484
Total	**23,888**	**23,091**

NOTE 26 PROFIT/LOSS FROM DISCONTINUED OPERATIONS

The UK operations were divested on 28 February 2014 and are reported under discontinued operations. Operating profit for 2015 includes costs for the ongoing administration of the English companies. Operating profit/loss for 2014 includes disposal proceeds of SEK 4.7 million after selling costs. On disposal of the operations, exchange differences on intra-Group loans which were previously recognised directly in equity were transferred to the income statement and affected operating profit by SEK -5.3 million.

Poolia UK

	2015	2014
Operating income	–	**6,242**
OPERATING EXPENSES		
Other expenses	-662	-1,376
Staff costs	–	-5,927
Capital gain on sale of operation	–	4,692
Translation differences	–	-5,314
Depreciation, amortisation and impairment of assets	–	-43
Operating profit/loss	**-662**	**-1,726**
PROFIT/LOSS FROM FINANCIAL INVESTMENTS		
Interest and similar income	–	–
Interest and similar expense	–	–
Profit/loss before tax	**-662**	**-1,726**
Tax on profit/loss for the year	–	–
Profit/loss for the year	**-662**	**-1,726**
OTHER COMPREHENSIVE INCOME		
Translation differences	-4,081	5,314
Comprehensive income for the year	**-4,743**	**3,588**

Balance sheet

Assets held for sale	–	–
Liabilities held for sale	–	–

Poolia UK

Cash flow from discontinued operations	2015	2014
Cash flow from operating activities	–	2,772
Cash flow from investing activities	–	4,692
Cash flow from financing activities	–	–
Cash flow for the year	–	**7,464**

NOTE 27 CASH FLOW STATEMENT

	Group		Parent	
Cash and cash equivalents	2015	2014	2015	2014
Cash and bank balances	20,204	18,973	–	–
Balance at end of year	**20,204**	**18,973**	–	–

Disclosure of interest paid

The Group's interest received during the year was 87 (176).
The Group's interest paid during the year was 322 (113).
The Parent Company's interest received during the year was – (13).
The Parent Company's interest paid during the year was 344 (244).

NOTE 28 RELATED PARTY TRANSACTIONS

Poolia has certain partnership agreements and commercial transactions with Uniflex AB. Poolia's Chairman of the Board and largest shareholder, Björn Örås, is also Chairman and largest shareholder of that company. In 2015, Poolia invoiced Uniflex AB SEK 2.4 (0.1) million for services rendered. Poolia's purchases from Uniflex AB 2015, which were not exclusively related to re-invoicing, amounted to SEK 0.1 (0.1) million. At 31 December 2015, Poolia's liabilities to Uniflex AB were SEK 5.5 (5.9) million, primarily attributable to services for which re-invoicing was conducted on behalf of clients. Poolia's receivables from Uniflex AB at 31 December were SEK 0.2 (0.1) million. No provision was required in 2015 or 2014 for Poolia's receivables from related companies or persons.

NOTE 29 PLEDGED ASSETS AND CONTINGENT LIABILITIES

PLEDGED ASSETS AND CONTINGENT LIABILITIES, GROUP

Pledged assets	**2015**	**2014**
Investments in Group companies	21,590	11,649
Restricted bank deposits	–	176
Pledged endowment insurance for former CEO, see Note 8	1,431	1,431
Total pledged assets	**23,021**	**13,256**
Contingent liabilities	–	
Tax dispute about consult./empl. relationship 1,498 1,385		
Total contingent liabilities	**1,498**	**1,385**
Total pledged assets and contingent liabilities	**24,519**	**14,641**

PLEDGED ASSETS AND CONTINGENT LIABILITIES, PARENT COMPANY

Pledged assets	**2015**	**2014**
Investments in Group companies	14,164	14,164
Endowment insurance for former CEO, see Note 8	1,431	1,431
Total pledged assets	**15,595**	**15,595**
Contingent liabilities		
Total contingent liabilities	–	–
Total pledged assets and contingent liabilities	**15,595**	**15,595**

NOTE 30 EVENTS AFTER THE REPORTING DATE

There are no significant events to report.

The Board of Directors and the Managing Director hereby certify that the annual accounts have been prepared in accordance with the Annual Accounts Act and RFR 2 and provide a true and fair view of the Company's financial position and financial performance, and that the Board of Directors' Report provides a true and fair view of the Company's operations, financial position and financial performance and describes material risks and uncertainties faced by the Company.

The Board of Directors and the Managing Director hereby certify that the consolidated financial statements have been prepared in accordance with the Annual Accounts Act and International Financial Reporting Standards (IFRS) as adopted by the EU, and provide a true and fair view of the Group's financial position and financial performance, and that the Board of Directors' Report for the Group provides a true and fair view of the Group's operations, financial position and financial performance and describes material risks and uncertainties faced by the Group's companies.

STOCKHOLM, 4 APRIL 2016

Björn Örås
Chairman of the Board

Lennart Pihl
Member of the Board

Marika Skärvik
Member of the Board

Dag Sundström
Member of the Board

Anna Söderblom
Member of the Board

Morten Werner
Managing Director

Our audit report was submitted on 4 April 2016

Deloitte AB

Henrik Nilsson
Authorised Public Accountant

AUDIT REPORT

TO THE ANNUAL GENERAL MEETING OF POOLIA AB (PUBL)
CRN 556447-9912

Report on the annual accounts and consolidated accounts

We have audited the annual accounts and consolidated accounts of Poolia AB (publ) for the financial year 1 January 2015 to 31 December 2015. The annual accounts and consolidated accounts are included in the printed version of this document on pages 15-20 and 30-50.

Responsibility of the Board of Directors and Managing Director for the annual accounts and consolidated accounts

The Board of Directors and Managing Director are responsible for the preparation and fair presentation of these annual accounts and consolidated accounts in accordance with International Financial Reporting Standards, as adopted by the EU, and the Annual Accounts Act, and for such internal control as the Board of Directors and the Managing Director determine necessary to enable the preparation of annual accounts and consolidated accounts that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these annual accounts and consolidated accounts based on our audit. We conducted the audit in accordance with International Standards on Auditing and generally accepted auditing standards in Sweden. These standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance that the annual accounts and consolidated accounts are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the annual accounts and consolidated accounts. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the annual accounts and consolidated accounts, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company's preparation and fair presentation of the annual accounts and consolidated accounts in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Board of Directors and the Managing Director, as well as evaluating the overall presentation of the annual accounts and consolidated accounts.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinions

In our opinion, the annual accounts have been prepared in accordance with the Annual Accounts Act and present fairly, in all material respects, the financial position of the parent company at 31 December 2015 and its financial performance and cash flows for the year then ended. In our opinion, the consolidated accounts have been prepared in accordance with the Swedish Annual Accounts Act and present fairly, in all material respects, the financial position of the Group at 31 December 2015 and its financial performance and cash flows in accordance with International Financial Reporting Standards as adopted by the EU, and the Annual Accounts Act. The statutory administration report is consistent with the other parts of the annual accounts and consolidated accounts.

We therefore recommend that the annual meeting of shareholders adopt the income statement and balance sheet for the parent company and the group.

Report on other legal and regulatory requirements

In addition to our audit of the annual accounts and consolidated accounts, we have examined the proposed appropriations of the company's profit or loss and the administration of the Board of Directors and Managing Director of Poolia AB (publ) for the financial year 1 January 2015 to 31 December 2015.

Responsibility of the Board of Directors and Managing Director

The Board of Directors is responsible for the proposal for appropriations of the company's profit or loss, and the Board of Directors and the Managing Director are responsible for administration as defined in the Companies Act.

Auditor's responsibility

Our responsibility is express an opinion with reasonable assurance on the proposed appropriations of the com-

pany's profit or loss and on the administration based on our audit. We conducted the audit in accordance with generally accepted auditing standards in Sweden.

As a basis for our opinion concerning the Board of Directors' proposed appropriations of the company's profit or loss, we have examined the Board's explanatory statement, as well as a selection of the evidence in order to assess whether the proposal is in accordance with the Companies Act.

As a basis for our opinion concerning discharge from liability, in addition to our audit of the annual accounts and consolidated accounts, we examined significant decisions, actions taken and circumstances of the company in order to determine whether any member of the Board of Directors or the Managing Director is liable to the Company. We have also conducted examinations to establish whether any member of the Board of Directors or the Managing Director has in any other way acted in contravention of the Companies Act, the Annual Accounts Act, or the Articles of Association.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinions

We recommend to the annual general meeting of shareholders that the profit be appropriated in accordance with the proposal in the statutory administration report and that the members of the Board of Directors and the Managing Director be discharged from liability for the financial year.

Review of the corporate governance report

The Board is responsible for the 2015 Corporate Governance Report, which is reproduced on pages 21-26 of this printed document, and for ensuring that it is prepared in accordance with the Annual Accounts Act.

We have read the corporate governance report and based on this reading and our knowledge of the company and group, we believe that we have sufficient grounds for our opinion expressed below. This means that our statutory review of the Corporate Governance Report has another focus and is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and generally accepted auditing practices in Sweden.

It is our opinion that a corporate governance report has been prepared, and that its statutory information is consistent with the annual financial statements.

STOCKHOLM, 4 APRIL 2016

Deloitte AB

Henrik Nilsson
Authorised Public Accountant

DEFINITIONS

Average number of employees
Total hours worked during the year divided by the average number of hours worked per full-time employee.

Capital employed
Total assets less non-interest-bearing liabilities, including provisions for taxes.

Earnings per share
Profit/loss after tax for the year divided by the average number of shares.

Equity/assets ratio
Equity, including non-controlling interests, as a percentage of total assets.

Equity per share
Equity divided by the number of shares outstanding.

Income per employee
Operating income divided by the average number of FTEs.

Operating margin
Operating profit/loss as a percentage of operating income.

P/E ratio
Share price on the closing date divided by earnings per share.

Profit margin
Profit/loss after financial items as a percentage of operating income.

Return on equity
Profit/loss after tax divided by average equity.

Return on capital employed
Profit/loss after financial items plus finance costs divided by average capital employed.

Return on total assets
Profit/loss after financial items plus finance costs divided by average total assets.

Risk-bearing capital
Equity plus non-controlling interests and provisions for taxes as a percentage of total assets.

ADDRESSES

HEAD OFFICE

POOLIA AB

POOLIA STOCKHOLM
Kungsgatan 57 A
Box 207
SE-101 24 Stockholm
Tel: +46 (0)8-555 650 00
Fax: +46 (0)8-555 650 01
info@poolia.se

SWEDEN

POOLIA GÄVLE
Nygatan 34
SE-803 11 Gävle
Tel: +46 (0)26-54 15 45
gavle@poolia.se

POOLIA GOTHENBURG
Kungsgatan 42
SE-411 15 Gothenburg
Tel: + 46 (0)31-743 20 00
gbg@poolia.se

POOLIA JÖNKÖPING
Norra Strandgatan 4
SE-553 20 Jönköping
Tel: + 46 (0)36-17 32 60
jonkoping@poolia.se

POOLIA LINKÖPING
Kungsgatan 41
SE-582 18 Linköping
Tel: + 46 (0)13-36 86 55
linkoping@poolia.se

POOLIA MALMÖ
Gustav Adolfs Torg 12
SE-211 39 Malmö
Tel: + 46 (0)40-661 25 00
malmo@poolia.se

POOLIA SUNDSVALL
Universitetsallén 32
SE-851 71 Sundsvall
Tel: + 46 (0)60-64 10 30
sundsvall@poolia.se

POOLIA UMEÅ
Storgatan 43
903 26 Umeå
Tel: + 46 (0)90-16 05 30
umea@poolia.se

POOLIA UPPSALA
Kungsängsgatan 5B
753 22 Uppsala
Tel: + 46 (0)18-16 93 60
uppsala@poolia.se

POOLIA ÖREBRO
Rudbecksgatan 7
SE-0702 11 Örebro
Tel: + 46 (0)19-766 37 00
orebro@poolia.se

FINLAND

POOLIA HELSINKI
Salomonkatu 17B
FI-00100 Helsinki
Tel: +358 20 7290 830
info@poolia.fi

GERMANY

POOLIA DÜSSELDORF
Graf-Adolf-Straße 70
DE-40210 Düsseldorf
Tel: +49 211 936 564-0
duesseldorf@poolia.de

POOLIA FRANKFURT
Stresemannallee 30
DE-60596 Frankfurt
Tel: +49 69 21 93 09-0
frankfurt@poolia.de

POOLIA HAMBURG
Mönckebergstraße 5
DE-20095 Hamburg
Tel: +49 40 323 10 79-0
hamburg@poolia.de

POOLIA HANOVER
Grupenstrasse 2
DE-30159 Hannover
Tel: +49 511 763 579-0
hannover@poolia.de

POOLIA COLOGNE
Hohenzollernring 37
DE-50672 Cologne
Tel: +49 221 2779 45-0
koeln@poolia.de

POOLIA MANNHEIM
N2, 4
DE-68161 Mannheim
Tel: +49 621 150 329 -0
mannheim@poolia.de

POOLIA MUNICH
Schleissheimer Strasse 141
DE-80797 München
Tel: +49 89 242 948-0
muenchen@poolia.de